Form 10-K, Exhibit 13
period 1994-02-28
CIRCUIT CITY STORES INC
filed 1994-05-31
CIK 104599

REPORTED HISTORICAL INFORMATION
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)              1994            1993            1992            1991            1990
Net sales and operating revenues                    $   4,130,415   $   3,269,769   $   2,790,232   $   2,366,901   $   2,096,588
Net earnings                                        $     132,400   $     110,250   $      78,223   $       3,151   $      78,100
Net earnings per share                              $        1.36   $        1.15   $        0.82   $        0.03   $        0.85
Total assets                                        $   1,554,664   $   1,262,930   $     999,582   $     874,063   $     713,655
Long-term debt, excluding current installments      $      29,648   $      82,387   $      85,415   $      94,350   $      93,882
Deferred revenue and other liabilities              $     268,360   $     232,054   $     187,158   $     151,806   $      38,244
Cash dividends per share paid on
  common stock                                      $        0.08   $        0.07   $        0.05   $        0.05   $        0.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Our objective is to manage Circuit City's resources to create maximum long-term value for the Company's shareholders. We achieve this objective by adhering to the following policies:

   (1) We manage our existing business, primarily the cur-rent Superstore markets, to produce the highest pos-sible long-term returns.
   (2) We make new investments that we believe will increase our earnings and produce returns above our cost of capital.

The results generated by current operations and by the Company's fiscal 1994 investments are reviewed below.

RESULTS OF OPERATIONS

SALES GROWTH

Total sales increased 26 percent in fiscal 1994, to $4.13 billion. In fiscal 1993, total sales were $3.27 billion, a 17 percent increase from $2.79 billion in fiscal 1992.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
             Circuit City
          All       Comparable       Industry
FISCAL   Stores       Stores          Sales*
1994      26%           8 %             7 %
1993      17%           7 %             7 %
1992      18%           1 %             0 %
1991      14%          (3)%            (1)%
1990      22%           2 %            (2)%

*The industry sales rates are derived from Electronic Industries Association, Association of Home Appliance Manufacturers and Company estimates of audio, video, home office, telecommunications and appliance product sales. Home office and telecommunications products are not included in industry sales prior to fiscal 1992 since in those years, Circuit City was not a significant participant in these categories.

The continued expansion of Circuit City's Superstore base has been the primary contributor to the Company's total sales growth for the last five years. In fiscal 1994, the Company opened 38 Superstores, including 31 in the new markets of Boston and Chicago, six additions in existing markets and one replacement of an older Superstore. The Company also introduced in fiscal 1994 a new prototype designed to serve smaller trading areas. The first two of these stores opened during the year in Harrisonburg, Va., and Fredericksburg, Va. The stores are approximately 15,000 square feet in size and carry consumer electronics, major appliances and home office products.

The Company also operates 34 mall-based stores. These stores are located in regional malls, average approximately 3,000 square feet in size and sell small, gift-oriented items. During fiscal 1994, the Company closed five stores that were located in underperforming malls and changed the name of most remaining stores to Circuit City Express. The change will allow the stores to benefit from consumer recognition of the Circuit City name. In fiscal 1995, the Company plans to close several more mall locations but may also open new stores, depending upon the availability of appropriate real estate.

STORE MIX
                         Retail Units at Year End
FISCAL             1994    1993     1992     1991     1990
Superstore          251     214      183      157      125
Circuit City          2       -        -        -        -
Electronics-Only      7       7       11       14       20
Mall Store           34      39       34       14        4
TOTAL               294     260      228      185      149

Comparable store sales growth also has been a major contributor to the Company's total sales increase. During the last three years, Circuit City's comparable store sales growth has met or exceeded the industry's growth, reflecting share gains in local markets and the addition of home office products to the Company's sales mix. In fiscal 1994, the inclusion of music software in 144 stores also contributed to Circuit City's growth. Throughout the three-year period, comparable store sales growth was constrained by economic weakness in Southern California, where over 15 percent of the Company's stores are located. Following the January 1994 earthquake in Los Angeles, the sales pace in Southern California strengthened significantly.

Lack of industry growth from fiscal 1990 through fiscal 1992 reflects an absence of major product introductions, a decline in major appliance sales, generally flat or declining prices for consumer electronics and the weak national economy. In fiscal 1991, Circuit City's comparable store sales also declined, and the reduction exceeded the industry's decline. Circuit City's sales in that year were affected not only by the lack of industry growth, but also by increased competition, principally in Los Angeles; tougher credit standards imposed by a third-party credit provider; and the effects of adding Superstores in existing markets. These Superstore additions increase the Company's sales volume and market shares but generally draw sales from existing stores in the market.

Total extended warranty revenue, which is included in total sales, was 4.8 percent of sales in fiscal 1994 and 4.6 percent in fiscal years 1993 and 1992. Extended warranty sales were relatively flat as a percentage of merchandise sales across the period. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Historically, the Company's extended warranty revenue has been derived solely from the Company's own extended warranty plans. Late in fiscal 1994, the Company began selling two new extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Company and other retailers. The first program, which is sold in most major markets, provides in-home service for personal computer products. Repairs to the products covered are provided by General Electric Company. The second program is backed by Virginia Surety Company, Inc., a subsidiary of AON Corporation. Virginia Surety carries an A. M. Best Company rating of superior (A+). This program covers electronics and major appliances and is being introduced into highly competitive markets. The Company's after-market solicitation operation also sells a Virginia Surety insured product. Under the third-party programs, Circuit City acts as seller for the unrelated third parties and has no contractual liability to the customer under the extended service warranty plans nor any other material obligation to the customer or the unrelated third parties. Commission revenue from the third-party extended warranty plans is recognized immediately while revenue from Circuit City extended service warranties is deferred and amortized on a straight-line basis over the life of the contracts.

The increase in third-party warranty sales contributed to the growth in total extended warranty revenue. Third-party extended warranty revenue was 0.7 percent of total sales in fiscal 1994 and is expected to continue increasing in fiscal 1995.

SUPERSTORE SALES PER SELLING SQUARE FOOT

FISCAL
1994               $1,179
1993               $1,151
1992               $1,083
1991               $1,141
1990               $1,288

SALES PER SELLING SQUARE FOOT. In fiscal 1994 and 1993, comparable store sales growth contributed to increases in sales per selling square foot. Over the past five years, increases in sales per selling square foot have been moderated by the Company's market storing patterns. As markets have become more competitive, Circuit City has chosen to more completely cover the trading areas within markets by opening a larger number of stores. Although this strategy reduces average sales per Superstore and sales per square foot, it has helped Circuit City to maintain positions of market leadership and supports overall market profitability. In fiscal 1994, the grand opening of a major new market late in the year also limited the increase in sales per selling square foot. In fiscal 1991 and 1992, the difficult economic environment also reduced store sales volumes and thus sales per square foot. Management believes that its market storing strategy and an increase in the percentage of new stores in the store base could produce lower sales per square foot in fiscal 1995.

SALES BY MERCHANDISE CATEGORIES*
FISCAL             1994   1993   1992   1991   1990
TV                  20%    23%    23%    24%    24%
VCR/Camcorders      17%    19%    20%    22%    23%
Audio               21%    20%    21%    22%    22%
Home Office         12%     7%     5%     NA     NA
Appliances          18%    19%    19%    18%    19%
Other               12%    12%    12%    14%    12%
TOTAL              100%   100%   100%   100%   100%

* "Home Office" electronics are included in the "Other" category in fiscal years 1990 and 1991.

SALES BY MERCHANDISE CATEGORIES. At the end of fiscal 1994, approximately two-thirds of the Company's Superstores featured dedicated square footage and enhanced display areas for personal computers and related products. This stronger presentation and the industry sales growth for this category have produced an increase in the home office product category as a percentage of the Company's sales. The increase in this category since fiscal 1992 also has reflected the rapid growth of home office products when compared to other products, especially video cassette recorders and camcorders. High household penetration for home VCRs and declining camcorder prices have moderated the sales pace in that category.

IMPACT OF INFLATION. Retail price increases have not been a significant contributor to industry growth or to Circuit City's sales growth during the last five years. In fact, consumer electronics have generally experienced declining or stable retail prices, partly reflecting the competitive retail environment. Retail prices for personal computer hardware have been characterized by dramatic reductions over the past several years. The Company expects that retail prices in all categories will continue to decline in fiscal 1995.

Because the Company purchases all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen. Nevertheless, the Company anticipates that its purchase price for consumer electronics and major appliances could rise slightly and that the purchase price for computer hardware will remain relatively flat in fiscal 1995.

COST OF SALES, BUYING AND WAREHOUSING

The gross profit margin declined to 26.8 percent of sales in fiscal 1994 compared with 28.3 percent in fiscal 1993 and 29.0 percent in fiscal 1992. The gross profit margin trend reflects a shift in the Company's competition to include more low-service retailers, who offer a more limited product selection but at highly competitive prices. As discussed below, the Company expects a further reduction in the gross profit margin during fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company's lower gross profit margin has been largely offset by improvements in selling, general and administrative expenses as a percent of sales. The expense ratio was 21.6 percent of sales in fiscal 1994, 22.8 percent in fiscal 1993 and 24.2 percent in fiscal 1992. The improvement in the expense ratio reflects comparable store sales growth achieved throughout the three-year period; productivity gains, especially in store staffing; and a net contribution from the private-label credit card program.

Circuit City's new Superstore prototype features a more efficient configuration for the store's support functions, including cashier, credit and warehouse operations. In fiscal 1994, the Company introduced one-stop shopping, which allows the sales counselor to complete the entire transaction for the customer and further improves store operating efficiency. At fiscal year-end, one-stop was available in approximately 75 percent of the Company's stores. Operating profits generated by the Company's private-label credit card bank subsidiary are recorded as a reduction to SG&A expenses. In fiscal 1994 and 1993, the subsidiary benefited from a generally low interest rate environment and, therefore, a lower-than-anticipated cost of funds. The Company has no significant exposure to a rise in interest rates since the credit cards it issues are primarily variable rate programs tied to the prime rate.

INTEREST EXPENSE

Interest expense was 0.1 percent of sales in fiscal 1994, 0.1 percent in fiscal 1993 and 0.3 percent in fiscal 1992. The interest expense level reflects the Company's strong cash position and low short-term interest rates.

INCOME TAXES

The Company's effective income tax rate was 36.7 percent in fiscal 1994 and
37.0 percent in fiscal years 1993 and 1992. An increase in the statutory federal income tax rate during the second quarter of fiscal 1994 produced a rise in the Company's deferred tax asset as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The increased tax benefit from the deferral reduced the Company's effective tax rate in that quarter and for the fiscal year. During the second half of fiscal 1994, the higher federal tax rate produced an increase in the Company's effective tax rate to 37.5 percent.

NET EARNINGS

Net earnings rose 20 percent to $132.4 million in fiscal 1994. In fiscal 1993, net earnings were $110.3 million, a 41 percent increase from $78.2 million in fiscal 1992. Net earnings per share rose 18 percent in fiscal 1994, to $1.36, and 40 percent in fiscal 1993, to $1.15 from 82 cents in fiscal 1992.

RETURN ON SALES

Return on sales was 3.2 percent in fiscal 1994 compared with 3.4 percent in fiscal 1993 and 2.8 percent in fiscal 1992.

OPERATIONS OUTLOOK

Management believes that continued investment in Superstore expansion will maximize long-term shareholder value. Management estimates that in fiscal 1995 the remaining markets suitable for Superstore expansion will produce $20 billion of the consumer electronics, home office and major appliance industry's total retail sales of $63 billion. Over the next three years, Circuit City expects to expand the Superstore base into all these markets with the exception of the New York metropolitan area and to eventually build market shares similar to those held in current markets. The Company's management also estimates that markets which can be served by the smaller-square-footage Circuit City format will produce $9 billion of the industry's sales in fiscal 1995. The Company expects eventually to open stores in most of these markets. Circuit City's three-year store opening schedule includes approximately 180 Superstores and 20 Circuit City stores. The Company also expects to expand market share in existing markets through market share gains for existing stores and through store additions.

In fiscal 1995, Circuit City plans to open approximately 60 Superstores, of which about two-thirds will be in new markets. The Company also plans to open three Circuit City stores. Management believes that in fiscal 1995 these store openings will contribute to total sales growth that is similar to the fiscal 1994 level. However, increased competition and continued growth in the Company's personal computer and music software sales are expected to reduce the gross profit margin. An expected increase in third-party extended warranty sales and the related recognition of sales commissions at the time of sale will contribute to the fiscal year 1995 gross profit margin. Nevertheless, the Company expects a lower gross profit margin in fiscal 1995 than in fiscal 1994. Management anticipates that continued improvements in store operating efficiency will be offset by costs associated with the more rapid expansion program and increased advertising. As a result, management expects little, if any, improvement in the expense ratio during fiscal 1995. Although the Company expects lower pre-tax and net profit margins and no material earnings growth in fiscal 1995, management believes its marketing and expansion plans will strengthen Circuit City's competitive position and increase long-term earnings potential.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This standard has no impact on the Company's earnings since the Company does not offer the loans covered by the standard. In May 1993, the FASB also issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard is effective for fiscal years beginning after December 15, 1993. Since the Company does not have equity securities and has no material debt securities, management does not expect the standard to have a material impact on the Company's financial statements.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW. For the past three years, Circuit City's Superstore operations have generated significant resources to support the Company's continued growth. Net cash provided by operating activities in fiscal 1994 was $108.3 million, compared with $150.0 million in fiscal 1993 and $65.9 million in fiscal 1992. The fiscal 1994 decrease principally reflects increases in merchandise inventory and accounts receivable that were partly offset by an increase in accounts payable and higher net earnings. The inventory growth reflects inventory for new stores opened in fiscal 1994 and store openings planned for early fiscal 1995; the rise in accounts receivable principally includes credit card receivables generated by the Company's wholly owned credit card bank subsidiary.

The Company funded capital expenditures of $252.3 million in fiscal 1994 with $128.0 million in proceeds from the sale of property and equipment and with cash flows from operations or financing activities. The proceeds from the sale of property and equipment include $88.0 million from sale-leaseback transactions, $21.9 million related to landlord reimbursements for improvements on leased land and $18.1 million from other proceeds. Capital expenditures in fiscal 1994 principally reflect the 40 stores opened during the year, remodels of existing Superstores, and a portion of the new Superstores planned for fiscal 1995. The sale-leaseback transactions completed in fiscal 1994 are largely related to real estate purchased in fiscal years 1994 and 1993. The Company expects to complete additional sale-leaseback transactions in fiscal 1995. Capital expenditures of $189.6 million in fiscal 1993 and $109.6 million in fiscal 1992 were incurred in connection with the Superstore expansion program. The expenditures were funded primarily with net cash provided by operating activities and sale-leaseback arrangements.

The Company's credit card bank subsidiary largely funds the private-label credit card program by selling the receivables through several securitization programs. Under the terms of these programs, the bank subsidiary is able to sell the receivables it generates while retaining a small interest in the receivables. Securitization programs in place at February 28, 1994, provide for funding of up to $630 million of receivables. The Company expects that the securitization programs will be expanded to accommodate future receivables growth.

CAPITAL STRUCTURE. Total assets at February 28, 1994, were $1,554.7 million, up $291.7 million, or 23 percent since February 28, 1993. The rise in assets includes increases of $205.6 million in inventory, $68.5 million in receivables, $67.3 million in net property and equipment, and $17.8 million in deferred taxes. A $66.2 million decrease in cash and cash equivalents partly reflects the repayment of $60.0 million in subordinated notes that matured August 1, 1993.

The Company has funded expansion with internally generated funds, sale-leaseback transactions and operating leases and has funded consumer receivables through the use of securitizations. In fiscal 1994, the Company reduced long-term debt outstanding, largely through repayment of the subordinated notes. Average short-term debt rose in fiscal 1994 as the Company utilized seasonal borrowing lines primarily to finance inventory needs.
During the period from fiscal year 1990 to 1994, stockholders' equity grew substantially in both absolute dollars and as a percentage of total capitalization. From fiscal 1993 to 1994, stockholders' equity increased 23 percent to $710.4 million. Capitalization for the past five years is illustrated below:

FISCAL                                                 1994             1993             1992             1991             1990
(dollar amounts in millions)
                                                      $      %         $      %         $      %        $       %        $       %
Long-term debt, excluding current installments      29.6     3       82.4     9       85.4    12       94.3    15       93.8    18
Deferred revenue and otherliabilities              268.4    27      232.1    26      187.1    26      151.8    25      125.9    24
Total stockholders'equity                          710.4    70      575.5    65      448.0    62      366.9    60      305.8    58
TOTAL CAPITALIZATION                             1,008.4   100      890.0   100      720.5   100      613.0   100      525.5   100

The fiscal 1994 increase in net earnings contributed to a return on equity of
20.6 percent, which met the Company's long-term objective of 20 percent. The return on equity in fiscal 1993 was 21.5 percent. Although the Company expects that the limited earnings growth in fiscal 1995 will produce a return on equity below the 20 percent objective, management believes that the marketing programs and expansion plans it is undertaking will reinforce Circuit City's long-term earnings potential. The Company expects to maintain its existing long-term capitalization strategy in fiscal 1995. Management anticipates that capital expenditures of approximately $375 million will be funded through a combination of internally generated funds, sale-leaseback transactions and operating leases and that securitization will finance the increase in credit card receivables. Management has available alternatives and expects in fiscal 1995 to replace on a long-term basis and at a moderately higher level the subordinated debt repaid in fiscal 1994. At the end of fiscal 1994, the Company maintained a multi-year $100 million unsecured revolving bank credit facility and $145 million in seasonal lines that are renewed annually with various banks.

COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange. Quarterly market price and dividend data are shown below:

                  Market Price of Common Stock                   Dividends
FISCAL              1994                    1993                1994    1993
             HIGH         LOW        HIGH         LOW
1st      $   33.88   $   23.50   $   17.75   $   15.66         $.020   $.015
2nd      $   33.75   $   24.75   $   17.16   $   13.75         $.020   $.015
3rd      $   29.13   $   24.13   $   23.09   $   14.38         $.020   $.015
4th      $   26.00   $   16.63   $   27.84   $   22.06         $.020   $.020
TOTAL                                                          $.080   $.065


CONSOLIDATED STATEMENTS OF EARNINGS

                                                       YEARS ENDED FEBRUARY 28 OR 29
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                            1994        %       1993        %         1992      %

NET SALES AND OPERATING REVENUES        $4,130,415   100.0   $3,269,769   100.0   $2,790,232   100.0
Cost of sales, buying and warehousing    3,024,759    73.2    2,346,049    71.7    1,980,906    71.0
GROSS PROFIT                             1,105,656    26.8      923,720    28.3      809,326    29.0
Selling, general and administrative
expenses [NOTE 8]                          891,865    21.6      744,650    22.8      676,170    24.2
Interest expense [NOTE 3]                    4,791     0.1        3,820     0.1        9,033     0.3
TOTAL EXPENSES                             896,656    21.7      748,470    22.9      685,203    24.5
Earnings before income taxes               209,000     5.1      175,250     5.4      124,123     4.5
Provision for income taxes [NOTE 4]         76,600     1.9       65,000     2.0       45,900     1.7

NET EARNINGS                              $132,400     3.2     $110,250     3.4      $78,223     2.8
Weighted average common shares
and common share equivalents                97,391               96,140               95,000

NET EARNINGS PER SHARE                       $1.36                $1.15                $0.82


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                         AT FEBRUARY 28
(AMOUNTS IN THOUSANDS)                                                1994            1993
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                       $      75,194   $     141,412
Net accounts and notes receivable (NOTE 9)                            188,990         120,448
Merchandise inventory                                                 721,348         515,771
Prepaid expenses and other current assets                              11,476          13,270
TOTAL CURRENT ASSETS                                                  997,008         790,901
Property and equipment, net [NOTES 2 AND 3]                           438,096         370,791
Deferred income taxes [NOTE 4]                                        105,388          87,588
Other assets                                                           14,172          13,650
TOTAL ASSETS                                                    $   1,554,664   $   1,262,930

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current installments of long-term debt [NOTES 3 AND 7]          $       1,819   $       1,828
Accounts payable                                                      419,037         278,348
Accrued expenses and other current liabilities                         86,826          66,487
Accrued income taxes                                                   38,582          26,310
TOTAL CURRENT LIABILITIES                                             546,264         372,973
Long-term debt, excluding current installments [NOTES 3 AND 7]         29,648          82,387
Deferred revenue and other liabilities                                268,360         232,054
TOTAL LIABILITIES                                                     844,272         687,414

STOCKHOLDERS' EQUITY [NOTE 5]:
Common stock, $0.50 par value; 150,000,000 shares authorized;
  96,080,000 shares issued and outstanding (95,670,000 in 1993)        48,040          47,835
Capital in excess of par value                                         64,485          54,540
Retained earnings                                                     597,867         473,141
TOTAL STOCKHOLDERS' EQUITY                                            710,392         575,516
Commitments [NOTES 6, 7 AND 9]
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $   1,554,664   $   1,262,930

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED FEBRUARY 28 OR 29
(AMOUNTS IN THOUSANDS)                                             1994          1993          1992
OPERATING ACTIVITIES:
Net earnings                                                   $  132,400   $   110,250   $   78,223
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                    55,012        41,705       35,720
  Loss on sales of property and equipment                           1,910           993          977
  Provision for deferred income taxes                             (17,800)      (19,478)     (17,245)
  Increase in deferred revenue and other liabilities               36,306        44,896       35,352
  Increase in accounts and notes receivable                       (68,542)      (26,932)     (66,885)
  Increase in merchandise inventory, prepaid
    expenses and other current assets                            (203,783)      (96,607)     (33,896)
  (Increase) decrease in other assets                                (522)        1,117        2,569
  Increase in accounts payable, accrued
    expenses and other current liabilities                        173,300        94,064       31,106

NET CASH PROVIDED BY OPERATING ACTIVITIES                         108,281       150,008       65,921
INVESTING ACTIVITIES:
Purchases of property and equipment                              (252,256)     (189,649)    (109,590)
Proceeds from sales of property and equipment                     128,029        95,464      109,041
NET CASH USED IN INVESTING ACTIVITIES                            (124,227)      (94,185)        (549)
FINANCING ACTIVITIES:
Decrease in short-term debt                                             -             -      (13,000)
Proceeds from issuance of long-term debt                                -             -          303
Principal payments on long-term debt                              (52,748)       (3,127)      (9,376)
Proceeds from issuance of common stock, net                        10,150        22,698        7,562
Dividends paid                                                     (7,674)       (5,433)      (4,651)
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                  (50,272)       14,138      (19,162)
(Decrease) increase in cash and cash equivalents                  (66,218)       69,961       46,210
Cash and cash equivalents at beginning of year                    141,412        71,451       25,241
Cash and cash equivalents at end of year                       $   75,194   $   141,412   $   71,451
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
Interest                                                       $    5,297   $     5,526   $   10,515
Income taxes                                                   $   81,773   $    70,890   $   54,210

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  COMMON               CAPITAL IN
                                                  SHARES     COMMON    EXCESS OF   RETAINED
(AMOUNTS IN THOUSANDS)                          OUTSTANDING   STOCK    PAR VALUE   EARNINGS    TOTAL
BALANCE AT MARCH 1, 1991                           92,680    $46,340    $25,775    $294,752   $366,867
Net earnings                                            -          -          -      78,223     78,223
Exercise of common stock options [NOTE 5]             650        325      3,410           -      3,735
Shares issued under Employee
  Stock Purchase Plan [NOTE 5]                        248        124      2,973           -      3,097
Shares issued under the 1988 Stock
  Incentive Plan [NOTE 5]                             428        214      3,657           -      3,871
Tax benefit from stock issued                           -          -      1,100           -      1,100
Shares cancelled upon reacquisition by  Company      (139)       (69)    (1,433)          -     (1,502)
Unearned compensation - restricted
  stock [NOTE 5]                                        -          -     (2,739)          -     (2,739)
Cash dividends - common stock ($.05 per share)          -          -          -      (4,651)    (4,651)

BALANCE AT FEBRUARY 29, 1992                       93,867     46,934      32,743    368,324    448,001
Net earnings                                            -          -           -    110,250    110,250
Exercise of common stock options [NOTE 5]           1,982        991      15,031          -     16,022
Shares issued under Employee
  Stock Purchase Plan [NOTE 5]                         67         33       1,202          -      1,235
Shares issued under the 1988 Stock
  Incentive Plan [NOTE 5]                             220        110       3,350          -      3,460
Tax benefit from stock issued                           -          -      12,700          -     12,700
Shares cancelled upon reacquisition by Company       (466)      (233)     (9,917)         -    (10,150)
Unearned compensation - restricted
  stock [NOTE 5]                                        -          -        (569)         -       (569)
Cash dividends - common stock ($.065 per share)         -          -           -     (5,433)    (5,433)

BALANCE AT FEBRUARY 28, 1993                       95,670     47,835      54,540    473,141    575,516
Net earnings                                            -          -           -    132,400    132,400
Exercise of common stock options [NOTE 5]             316        158       2,994          -      3,152
Shares issued under Employee
  Stock Purchase Plan [NOTE 5]                         76         38       1,895          -      1,933
Shares issued under the 1988 Stock
  Incentive Plan [NOTE 5]                             146         73       3,589          -      3,662
Tax benefit from stock issued                           -          -       3,367          -      3,367
Shares cancelled upon reacquisition by Company       (128)       (64)     (2,014)         -     (2,078)
Unearned compensation - restricted
  stock [NOTE 5]                                        -          -         114          -        114
Cash dividends - common stock ($.08 per share)          -          -           -     (7,674)    (7,674)

BALANCE AT FEBRUARY 28, 1994                       96,080    $48,040     $64,485   $597,867   $710,392

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Circuit City Stores, Inc. and its subsidiaries (the Company), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS: Cash equivalents of $35,800,000 and $127,026,000 at February 28, 1994 and 1993, respectively, consist of highly liquid debt securities with maturities of three months or less.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments approximates fair value due to the short-term maturities of the assets and liabilities.

(D) MERCHANDISE INVENTORY: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.

(E) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives, which range from 3 to 25 years. Property held under capital leases is stated at the lower of the present value of the minimum lease payments at the inception of the lease or fair market value and is amortized straight-line over the lease term or the estimated useful life of the asset, whichever is shorter.

(F) PRE-OPENING EXPENSES: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(G) INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. In years prior to fiscal 1993, deferred taxes were accounted for in accordance with APB Opinion No. 11.

(H) DEFERRED REVENUE: The Company sells its own extended warranty contracts and extended warranty plans on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months.

All revenue from the sale of the Company's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct contract costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

(I) EARNINGS PER SHARE: Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

2.   PROPERTY AND EQUIPMENT:
Property and equipment, at cost, at February 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                     1994       1993
Land and buildings                       $ 78,426   $ 79,136
Construction in progress                   40,543     50,531
Furniture, fixtures and equipment         282,811    198,197
Leasehold improvements                    221,094    183,683
Capital leases (primarily buildings)       13,679      4,986
                                          636,553    516,533
Less accumulated depreciation
  and amortization                        198,457    145,742
Property and equipment, net              $438,096   $370,791

Accumulated amortization related to the capital leases was $1,780,600 and $1,068,900 at February 28, 1994 and 1993, respectively.

3.   DEBT
Long-term debt at February 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                            1994        1993
Industrial Development Revenue
  Bonds due through 2006 at various
  prime-based rates of interest
  ranging from 3.7% to 4.9%                      $18,000     $19,608
Unsecured subordinated notes,
  repaid in fiscal 1994                                -      60,000
Obligations under capital leases [NOTE 7]         13,467       4,607

Total long-term debt                              31,467      84,215
Less current installments                          1,819       1,828
Long-term debt, excluding
  current installments                           $29,648     $82,387

The Industrial Development Revenue Bonds are collateralized by land, buildings, and equipment with an aggregate carrying value of approximately $19,000,000 at February 28, 1994, and $20,400,000 at February 28, 1993.

The Company maintains a $100,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on certain money market rates and a commitment fee of 0.24 percent per annum. The agreement terminates June 30, 1995, however, it provides for annual one year extensions on or before June 30 of each succeeding year. Upon termination of the agreement, so long as the balance outstanding is a minimum of $10,000,000, the agreement converts to a term loan payable in 16 equal quarterly installments. No amounts were outstanding under the revolving credit agreement at February 28, 1994 or 1993. The scheduled aggregate annual principal payments on long-term obligations for the next five years are as follows: 1995 - $1,819,000; 1996 - $4,051,000; 1997
- - - $1,436,000; 1998 - $1,489,000; 1999 - $1,586,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios, and payment of dividends. The Company was in compliance with all such covenants at February 28, 1994 and 1993.

During fiscal year 1994, the Company maintained an aggregate amount of $145,000,000 ($160,000,000 and $164,000,000 in fiscal 1993 and 1992, respectively) of committed lines of credit for working capital purposes. The average amount of short-term debt outstanding, including the revolving credit, committed lines of credit and informal credit arrangements approximated $77,392,000 during fiscal 1994, $18,333,000 during fiscal 1993 and $63,215,000 during fiscal 1992.

The maximum amount outstanding under the revolving credit agreement and all short-term debt arrangements, including informal commitments from banks, was $355,000,000 during fiscal 1994, $148,000,000 during fiscal 1993 and
$196,000,000 during fiscal 1992. The weighted average interest rate on the outstanding short-term debt was 3.3 percent during fiscal 1994 and fiscal 1993 and 5.5 percent during fiscal 1992.

The Company capitalizes interest in connection with the construction of certain facilities. In fiscal 1994, capitalized interest amounted to $2,626,000 ($2,986,000 and $1,635,000 in fiscal 1993 and 1992, respectively).

4.   INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings before income taxes follow:

                                     YEARS ENDED FEBRUARY 28 OR 29
(AMOUNTS IN THOUSANDS)              1994         1993         1992
Current:
Federal                         $   85,680   $   75,130   $   56,765
State                                8,720        9,348        6,380
                                    94,400       84,478       63,145
Deferred:
Federal                            (14,790)     (15,550)     (15,790)
State                               (3,010)      (3,928)      (1,455)
                                   (17,800)     (19,478)     (17,245)
Provision for income taxes      $   76,600   $   65,000   $   45,900

The enactment of the Omnibus Tax Reconciliation Act of 1993 on August 10, 1993, increased the federal statutory income tax rate for corporations from 34 percent to 35 percent effective January 1, 1993. This change in the federal tax rate and the resulting revaluation of the Company's deferred tax asset had a favorable impact on the fiscal 1994 provision for income taxes. The effective income tax rate of 36.7 percent in fiscal 1994 and 37.0 percent in fiscal 1993 and 1992 differ from the federal statutory income tax rate of 35 percent in fiscal 1994 and 34 percent in fiscal 1993 and 1992 because of state income taxes and federal and state income tax credits. In fiscal 1994, the revaluation of the deferred tax asset also contributed to the difference.

In accordance with SFAS No. 109, which the Company adopted effective March 1, 1992, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1994 and 1993, are as follows:

(AMOUNTS IN THOUSANDS)                           1994           1993
Deferred Tax Assets:
   Deferred revenue                          $   99,364    $   82,604
   Inventory capitalization                       5,815         3,710
   Accrued expenses                              26,082        18,246
   Other                                          4,335         4,213
      Total gross deferred tax assets           135,596       108,773
Deferred Tax Liabilities:
   Depreciation and amortization                (20,691)      (12,669)
   Prepaid benefit programs                      (2,620)       (2,338)
   Other                                         (6,897)       (6,178)
      Total gross deferred tax liabilities      (30,208)      (21,185)
Net Deferred Tax Asset                      $   105,388    $   87,588

Of the gross deferred tax assets at February 28, 1994 and 1993, approximately $119 million and $98 million, respectively, can be realized by carrybacks or offsetting of deferred tax liabilities. Based on the Company's historical and current pre-tax earnings, management believes the remaining amount will be realized through future taxable income, therefore, no valuation allowance is necessary.

For fiscal 1992, the deferred income tax benefit results from timing differences in the recognition of income and expense for tax and financial reporting purposes and was primarily related to deferred revenue on extended warranty contracts.

5.   CAPITAL STOCK AND STOCK INCENTIVE PLANS
(a) PREFERRED STOCK: In conjunction with the adoption in fiscal 1989 of a Shareholders Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of the Company's common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each right would entitle shareholders to buy one four-hundredth of a newly issued share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $140. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been authorized; 250,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the Company's common stock valued at two times the exercise price.

The Company also has 1,500,000 shares of Undesignated Preferred Stock authorized of which no shares are outstanding.

(b) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1988 Stock Incentive Plan whereby key employees and certain employee directors are granted restricted shares of the Company's common stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire over periods of three or four years. In fiscal 1994, restricted stock awards for 145,565 shares were granted to eligible employees. The market value of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1994, a total of $2,955,361 was charged to operations ($2,955,937 in 1993 and $2,302,890 in 1992). As of February 28, 1994, 764,445 restricted shares were outstanding.

(c) EMPLOYEE STOCK PURCHASE PLAN: The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 85 percent of its fair market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1994, a total of 74,762 shares remain eligible for issuance under the Plan. During fiscal 1994, 436,400 shares were issued to or purchased on the open market for employees (407,990 and 613,516 in fiscal 1993 and 1992, respectively). The average price per share was $26.20, $18.78 and $10.32 in fiscal 1994, 1993 and 1992, respectively. The purchase price discount is charged to operations and totalled $1,653,700, $1,135,930 and $917,830 in fiscal 1994, 1993 and 1992, respectively.

(d) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to management, key employees, and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value at the date of grant; for non-qualified options for employees it is at least 85 percent of the market value at the date of grant. Options are generally exercisable over a period of from one to ten years from the date of grant.
Changes in stock options outstanding (and option exercise prices for such options) are as follows:

                                 YEARS ENDED FEBRUARY 28 OR 29
                                1994          1993          1992
Options outstanding at
   beginning of year
   ($5.72 to $25.00)          3,494,626     4,017,342     4,057,858
Granted
   ($7.70 to $33.00)            562,425     1,593,806       797,862
Exercised
   ($2.22 to $16.31)           (316,243)   (1,981,362)     (649,028)
Cancelled
   ($5.72 to $25.13)           (147,063)     (135,160)     (189,350)
Options outstanding at
   end of year
   ($5.72 to $33.00)          3,593,745     3,494,626     4,017,342
Options exercisable at
   end of year
   ($5.72 to $25.00)          1,662,032       743,268     1,703,676
Shares available for grant
   at end of year (options
   and restricted stock)      1,010,488     1,519,754     1,044,710

The stock incentive plans provide for the granting of stock appreciation rights
(SARs) in tandem with non-qualified stock option grants at the discretion of the board of directors' compensation and personnel committee. The SARs become fully exercisable upon a change of control, as defined, of the Company, notwithstanding other conditions of exercisability of the options. The SARs permit the optionee to surrender an exercisable SAR for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. Market value is defined as the greater of the highest closing price of the Company's stock during the 90 days preceding the change of control or the closing price on the date preceding the exercise. As of February 28, 1994, 4,888,333 non-qualified options with related SARs had been granted with such terms (4,506,688 at February 28, 1993).

6.   PENSION PLAN
The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of this program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of the Company's common stock at February 28, 1994 and 1993.

The components of net pension expense are as follows:

                                          YEARS ENDED FEBRUARY 28 OR 29
(AMOUNTS IN THOUSANDS)                     1994       1993       1992
Service cost of benefits earned
   during the year                        $3,916     $3,286     $3,058
Interest cost on projected benefit
   obligation                              2,351      1,851      1,746
Actual return on plan assets              (3,632)    (1,936)    (2,477)
Net amortization                           1,212         61      1,591
Net pension expense                       $3,847     $3,262     $3,918

Contributions of $4,503,000, $4,883,000 and $4,645,000 were required in fiscal 1994, 1993 and 1992, respectively.

Assumptions used in the accounting for the pension plan were:

                                                 YEARS ENDED FEBRUARY 28 OR 29
                                                   1994       1993       1992
Weighted average discount rate                     7.5%       8.0%       8.0%
Rate of increase in compensation
  levels                                           6.0%       6.5%       6.5%
Rate of return on plan assets                      9.0%       8.0%       8.0%

The following table sets forth the plan's financial status and amounts recognized in the consolidated balance sheets as of February 28:

(AMOUNTS IN THOUSANDS)                                      1994        1993
Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested                                                 $22,549     $16,246
   Non-vested                                               2,420       2,070
Total benefits                                             24,969      18,316
Additional amounts related to projected
   salary increases                                        11,414      11,208
Projected benefit obligation for services
   rendered to date                                        36,383      29,524
Plan assets at fair market value                          (33,564)    (25,760)
Projected benefit obligation in excess of
   plan assets                                              2,819       3,764
Unrecognized loss from past experience                     (2,597)     (1,771)
Unrecognized prior service cost                             1,086        (232)
Unrecognized net obligation being
   recognized over 15 years                                 1,616       1,819
Accrued pension cost                                       $2,924      $3,580

7.   LEASE COMMITMENTS
The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                            YEARS ENDED FEBRUARY 28 OR 29
(AMOUNTS IN THOUSANDS)                    1994           1993         1992
Minimum rentals                         $96,110        $78,184       $65,697
Rentals based on sales
   volume                                 1,910          1,686         1,755
Sublease income                          (8,441)        (7,695)       (7,456)
Net                                     $89,579        $72,175       $59,996

The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed dollar rental commitments, many with rent escalations. Most provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.

The initial terms of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 25 years at terms substantially the same as the initial terms. It is expected that real property leases will be renewed upon expiration.

Future minimum fixed lease obligations, excluding taxes, insurance, and other costs payable directly by the Company, as of February 28, 1994, were:

Fiscal                             Operating     Operating
                         Capital     Lease       Sublease
(AMOUNTS IN THOUSANDS)   Leases   Commitments     Income
1995                    $ 1,614   $  102,689    $ (8,185)
1996                      1,502      103,266      (7,653)
1997                      1,541      104,160      (6,536)
1998                      1,541      104,867      (5,883)
1999                      1,579      103,719      (4,206)
After 1999               25,027    1,177,747     (21,114)
Total minimum lease
   payments             $32,804   $1,696,448    $(53,577)
Less amounts
 representing interest   19,337
Present value of net
 minimum capital lease
 payments [NOTE 3]      $13,467

In fiscal 1994, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $87,980,000 ($69,195,000 in fiscal 1993 and $86,050,000 in fiscal 1992). The Company does not have continuing involvement under the sale-leaseback transactions.

8.   SUPPLEMENTARY INCOME STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $211,022,000, $174,167,000 and $168,685,000 (5.1 percent, 5.3 percent and 6.1 percent of net sales and operating revenues) in fiscal years 1994, 1993 and 1992, respectively.

9.   CREDIT CARD RECEIVABLES AND OFF BALANCE SHEET RISK
The Company uses securitization transactions, which allow for the sale of receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its wholly owned bank subsidiary. No gain or loss is recorded on the sale. At February 28, the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)                     1994      1993
Gross receivables transferred           $727,966   $457,400
Interest retained by the Company         (98,606)   (42,600)
Net transferred amount                  $629,360   $414,800
Program capacity                        $630,000   $435,000

The finance charges from the transferred receivables are used to fund interest costs, bad debts and servicing fees. The securitization agreements state that there is recourse to the Company for any cash flow deficiencies if the monthly credit card cash flows from finance charges are inadequate to cover the aforementioned expenses. The Company believes that as of February 28, 1994, no liability exists under the recourse provision.

10.   QUARTERLY FINANCIAL DATA (UNAUDITED)

                          First Quarter       Second Quarter          Third Quarter           Fourth Quarter          Year
(AMOUNTS IN THOUSANDS)
                       1994       1993       1994        1993      1994      1993       1994        1993        1994        1993
Net sales and
operating revenues   $798,950   $644,840   $906,678   $721,251  $1,018,051 $805,426  $1,406,736  $1,098,252   $4,130,415  $3,269,769
Gross profit         $215,066   $182,163   $240,764   $200,500    $262,578 $221,225    $387,248    $319,832   $1,105,656    $923,720
Net earnings          $17,230    $11,384    $27,967    $21,450     $19,460  $16,632     $67,743     $60,784     $132,400    $110,250
Net earnings
 per share              $0.18      $0.12      $0.29      $0.23       $0.20    $0.17       $0.70       $0.63        $1.36       $1.15

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders of
Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 1994 and 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 (G) to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal 1993.


                                        KPMG PEAT MARWICK

Richmond, Virginia
April 4, 1994

MANAGEMENT'S REPORT
The Board of Directors and Stockholders of
Circuit City Stores, Inc.:

The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries have been prepared under the direction of management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts that are the best estimates and judgments of management with consideration given to materiality.

Management is responsible for maintaining an internal control structure, designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.

The Company's consolidated financial statements have been audited by KPMG Peat Marwick, independent auditors. Their Independent Auditors' Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation in conformity with generally accepted accounting principles of the consolidated financial statements. In performing its audit, KPMG Peat Marwick considers the Company's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.

The audit committee of the board of directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to assure that each is properly discharging its responsibilities. KPMG Peat Marwick and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.


RICHARD L. SHARP
President and Chief Executive Officer


MICHAEL T. CHALIFOUX
Senior Vice President, Chief Financial Officer and Corporate Secretary

April 4, 1994