Form 10-K, Exhibit 13
period 1995-02-28
CIRCUIT CITY STORES INC
filed 1995-05-26
CIK 104599

Reported Historical Information

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)       1995         1994         1993         1992         1991
Net sales and operating revenues                $5,582,947   $4,130,415   $3,269,769   $2,790,232   $2,366,901
Net earnings                                    $  167,875   $  132,400   $  110,250   $   78,223   $    3,151
Net earnings per share                          $     1.72   $     1.36   $     1.15   $     0.82   $     0.03
Total assets                                    $2,004,055   $1,554,664   $1,262,930   $  999,582   $  874,063
Long-term debt, excluding current installments  $  178,605   $   29,648   $   82,387   $   85,415   $   94,350
Deferred revenue and other liabilities          $  241,866   $  268,360   $  232,054   $  187,158   $  151,806
Cash dividends per share paid on
  common stock                                  $     0.10   $     0.08    $    0.06   $     0.05   $     0.05

Management's Discussion and Analysis of Results of Operations and Financial Condition

Our objective is to manage Circuit City's resources to create maximum long-term value for the Company's shareholders. We achieve this objective by adhering to the following policies:

1) We manage our existing business, primarily the current Superstore markets, to produce the highest possible long-term returns.
2) We make new investments that we believe will increase our earnings and produce returns above our cost of capital.

The results generated by current operations and by the Company's fiscal 1995 investments are reviewed below.

Results of Operations
SALES GROWTH
Total sales increased 35 percent in fiscal 1995, to $5.58 billion. In fiscal 1994, total sales were $4.13 billion, a 26 percent increase from $3.27 billion in fiscal 1993.
PERCENTAGE SALES CHANGE FROM PRIOR YEAR
                Circuit City
              All     Comparable   Industry
FISCAL      Stores      Stores      Sales*
1995         35%         15 %        11 %
1994         26%          8 %         7 %
1993         17%          7 %         7 %
1992         18%          1 %         0 %
1991         14%         (3)%        (1)%

*The industry sales rates are derived from Electronic Industries Association, Association of Home Appliance Manufacturers, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales. Home office and telecommunications products are not included in industry sales for fiscal 1991; music software is not included in industry sales prior to fiscal 1995. In those years, Circuit City was not a significant participant in these categories.

Circuit City's total sales growth reflects continued expansion of the Superstore base and strong comparable store sales growth for the last three years. In fiscal 1995, the Company increased its rate of expansion, opening a net of 59 Superstores compared with 39 stores in the previous fiscal year. The Company entered the following major metropolitan markets:
Minneapolis, New Orleans, Little Rock, Kansas City, Cleveland, Portland and Seattle. The Company also opened stores in smaller markets and added stores to existing markets.
Today, the Company operates four Circuit City Superstore formats with square footage and merchandise assortments tailored to the population and volume expectations for specific trade areas. The "D" format was developed in fiscal 1995 to serve the most populous trade areas. Selling space in the "D" format averages about 22,000 square feet with total square footage averaging 40,698. The "D" stores offer the largest merchandise assortment of all the formats. The "C" format is designed to serve moderately smaller trade areas and provides a highly competitive merchandise assortment. New "C" stores typically have about 17,000 square feet of selling space; total square footage for all "C" stores averages 33,814. The "B" format often is located in smaller markets or in trade areas that are on the fringes of larger metropolitan markets. Selling space in these stores averages approximately 10,000 square feet with an average total square footage of 23,293. They offer a broad merchandise assortment that maximizes returns in these less populated areas. The "A" format serves the least populated trade areas. Selling space in the existing stores averages approximately 7,000 square feet, and total square footage averages 15,875. The "A" stores feature a layout, staffing levels and merchandise assortment that creates high productivity in the smallest markets. In fiscal 1996, we expect to replace approximately 20 "B" and "C" stores that are located in the most highly populated trade areas with the new "D" format.
The Company also operates 35 mall-based Circuit City Express stores. These stores are located in regional malls, average approximately 3,000 square feet in size and sell small, gift-oriented items. During fiscal 1995, the Company opened four Circuit City Express stores and closed three stores located in underperforming malls. The Company expects to open additional locations in fiscal 1996.

Store Mix
                         Retail Units at Year End
FISCAL                 1995  1994  1993  1992  1991
Superstore
 "D" Superstore         12     -     -     -     -
 "C" Superstore        257   219   188   170   150
 "B" Superstore         37    30    24    11     5
 "A" Superstore          6     4     2     2     2
Electronics-Only         5     7     7    11    14
Circuit City Express    35    34    39    34    14
TOTAL                  352   294   260   228   185

Throughout fiscal 1995, comparable store sales growth exceeded management's expectations. The strong growth resulted from the rapid growth of personal computer sales for the Company and for the industry, a healthy economic climate for hard goods sales, effective execution of the Company's marketing programs and the recent addition of music software to the merchandise assortment.
During most of the past three years, Circuit City's comparable store sales growth has been similar to or better than the industry's growth. The fiscal 1995 acceleration in industry growth reflects dramatic home office product sales and the strong hard goods retail climate, both of which also benefited Circuit City. Management believes that the more rapid increase in the Company's comparable store sales indicates market share gains resulting from the strong appeal of the Circuit City consumer offer.
For the Company's core retail business, gross dollar sales from all extended warranty programs were 5.8 percent of sales in fiscal year 1995,
5.8 percent in fiscal year 1994 and 6.0 percent in fiscal 1993. Total extended warranty revenue, which is reported in total sales, was 5.4 percent of sales in fiscal year 1995, 4.8 percent in fiscal year 1994 and
4.6 percent in fiscal year 1993. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Late in fiscal 1994, the Company began selling two new extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Company and other retailers. One of these programs is sold in most major markets and features in-home service for personal computer products. Repairs to the products covered are provided by General Electric Company. The second program is an insured product provided by Virginia Surety Company, Inc., a subsidiary of AON Corporation. Virginia Surety carries an A. M. Best Company rating of superior (A+). This program covers electronics and major appliances and at year-end was offered by approximately 50 percent of the Superstores. The Company's after-market solicitation operation also sells a Virginia Surety insured product. Under the third-party programs, Circuit City acts as seller for the unrelated third parties and has no contractual liability to the customer under the extended warranty plans. Commission revenue from the third-party extended warranty plans is recognized immediately while revenue from Circuit City extended warranties is deferred and amortized on a straight-line basis over the life of the contracts. The increase in third-party warranty sales contributed to the growth in total extended warranty revenue. Third-party extended warranty revenue was 2.3 percent of total sales in fiscal 1995 and 0.7 percent in fiscal 1994. The Company expects third-party extended warranty revenue to continue increasing in fiscal 1996.

SUPERSTORE SALES PER TOTAL SQUARE FOOT
FISCAL
1995              $584
1994              $523
1993              $487
1992              $460
1991              $469

Superstore Sales Per Total Square Foot. Over the last five years, the Company's new store designs and remodels and replacements of existing stores have significantly increased the percentage of store square footage devoted to selling space. This increase has allowed Circuit City to expand the merchandise assortment in each store, adding product categories such as personal computers and music software and strengthening the selection in areas such as home theater. As a result, Superstore sales per total square foot have increased. The rise has been limited by the Company's continuing strategy of adding stores in existing markets and by the introduction of "A" and "B" stores for smaller trade areas. Market additions draw sales from existing stores in the market but enhance market share and advertising leverage.

SALES BY MERCHANDISE CATEGORIES*
FISCAL           1995  1994  1993  1992  1991
TV                19%   20%   23%   23%   24%
VCR/Camcorders    14%   17%   19%   20%   22%
Audio             20%   21%   20%   21%   22%
Home Office       20%   12%    7%    5%    NA
Appliances        15%   18%   19%   19%   18%
Other             12%   12%   12%   12%   14%
TOTAL            100%  100%  100%  100%  100%
* "Home Office" electronics are included in the "Other" category in fiscal year 1991.

Sales by Merchandise Categories. Home office products, primarily personal computers, have increased dramatically as a percentage of the Company's sales during the past five years. This growth reflects rapid increases in household penetration of this product and the strength of Circuit City's consumer offer in the category. Within the consumer electronics categories, the greatest sales growth has occurred among the fully featured products such as large-screen televisions and SurroundSound audio systems. A lack of new product features and declining retail prices for camcorders have limited sales growth in the video cassette recorder/camcorder category. The lower percentage of sales produced by the audio, video and appliance categories reflects the rate of growth in home office in relation to the other categories. The addition of music software to the product assortment in 208 stores is reflected in the "Other" product category.
Impact of Inflation. Inflation has not been a significant contributor to industry growth or to Circuit City's sales growth during the last five years. The Company expects no significant change in this trend. Because the Company purchases substantially all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

COST OF SALES, BUYING AND WAREHOUSING
The gross profit margin declined to 24.8 percent of sales in fiscal 1995 compared with 26.8 percent in fiscal 1994 and 28.3 percent in fiscal 1993. The gross profit margin trend reflects increased competition in many of the Company's markets and the shift in the sales mix to include a larger percentage of personal computer products and music software. Both of these product categories produce gross profit margins lower than the Company's average.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company's lower gross profit margin has been largely offset by improvements in selling, general and administrative expenses as a percent of sales. The expense ratio was 19.8 percent of sales in fiscal 1995, 21.6 percent in fiscal 1994 and 22.8 percent in fiscal 1993. The improvement in the expense ratio primarily reflects comparable store sales growth achieved throughout the three-year period, productivity gains at the store level and a net contribution from the credit card program.
A principal contributor to the store-level productivity improvements has been one-stop shopping. Introduced in fiscal 1994, one-stop shopping allows the sales counselor to complete the entire transaction for the customer and further improves store operating efficiency. Operating profits generated by the Company's credit card bank subsidiary are recorded as a reduction to SG&A expenses. In fiscal 1994 and 1993, the subsidiary benefited from a generally low interest rate environment and, therefore, a lower-than-anticipated cost of funds. In fiscal 1995, the Company entered into interest rate swap agreements, as explained in Note 9 to the Consolidated Financial Statements, to better match funding costs with the credit portfolio's variable-rate receivables.

INTEREST EXPENSE
Interest expense was 0.2 percent of sales in fiscal 1995, 0.1 percent in fiscal 1994 and 0.1 percent in fiscal 1993. The increase from fiscal 1994 to fiscal 1995 reflects higher interest rates, the addition of $100 million of long-term debt late in the second quarter and a greater level of seasonal borrowings resulting from the Company's growth.

INCOME TAXES
The Company's effective income tax rate was 37.5 percent in fiscal 1995,
36.7 percent in fiscal 1994 and 37.0 percent in fiscal 1993. An increase in the federal statutory income tax rate in fiscal 1994 required a revaluation of the Company's deferred tax asset. That revaluation had a favorable impact on the fiscal 1994 provision for income taxes and resulted in the lower effective tax rate for that fiscal year. The higher federal statutory income tax rate produced an increase in the Company's effective tax rate in the latter half of fiscal 1994 and throughout fiscal 1995.

NET EARNINGS
Net earnings rose 27 percent to $167.9 million in fiscal 1995. In fiscal 1994, net earnings were $132.4 million, a 20 percent increase from $110.3 million in fiscal 1993. Net earnings per share rose 26 percent in fiscal 1995, to $1.72, and 18 percent in fiscal 1994, to $1.36 from $1.15 in fiscal 1993.

RETURN ON SALES
Return on sales was 3.0 percent in fiscal 1995 compared with 3.2 percent in fiscal 1994 and 3.4 percent in fiscal 1993.

OPERATIONS OUTLOOK
Management believes that continued investment in Superstore expansion will maximize long-term shareholder value. Management estimates that in fiscal 1996 the remaining markets suitable for Superstore expansion will represent $39 billion of the consumer electronics, home office, major appliance and music software industry's total retail sales potential of $91 billion. Before the end of the decade, Circuit City expects to expand the Superstore base into most of these markets and to expand its average market shares in all product categories. In fiscal year 1996, the Company expects to open an estimated 65 Superstores, including approximately 35 "D" stores, 15 "C" stores, 10 "B" stores and five "A" stores. Approximately two-thirds of the new Superstores will open in new markets. The Company also plans to replace approximately 20 "B" and "C" stores with the larger format "D" stores. Management expects that comparable store sales growth, and thus total sales growth, will moderate from the higher-than-anticipated levels achieved in fiscal 1995. A continuation of the Company's aggressive marketing approach in highly competitive markets and continued growth in the Company's personal computer and music software sales are expected to again reduce the gross profit margin. Management anticipates that comparable store sales growth, improvements in store operating efficiency and increased leverage of overhead expenses will reduce the expense ratio and partially offset the lower gross profit margin. Although the Company expects lower pre-tax and net profit margins in fiscal 1996, management believes that the Company's financial performance and market research indicate that the Company is well-positioned competitively and financially to produce strong long-term returns and that its expansion plans will further increase long-term earnings potential.

Financial Condition
LIQUIDITY AND CAPITAL RESOURCES

Cash Flow. For the past three years, Circuit City's Superstore operations have generated significant resources to support the Company's continued growth. Net cash provided by operating activities in fiscal 1995 was $47.0 million, compared with $108.3 million in fiscal 1994 and $150.0 million in fiscal 1993. The fiscal 1995 decrease principally reflects a decrease in deferred revenue and increases in merchandise inventory and accounts receivable that were partly offset by increases in accounts payable and the provision for deferred income taxes and by higher net earnings. The inventory growth reflects inventory for new stores opened in fiscal 1995; store openings planned for early fiscal 1996; and inventory for CarMax, the Company's test concept selling used cars. The rise in accounts receivable principally includes credit card receivables generated by the Company's wholly owned credit card bank subsidiary and auto loan receivables related to the CarMax concept. The decrease in deferred revenue primarily reflects an increase in the sale of third-party warranties, for which commission revenue is recognized immediately, and a decrease in the sale of Circuit City warranties, for which the revenue is deferred and amortized over the life of the contracts. The change in deferred income taxes resulted from the lower deferred revenue and a reduction in the difference between tax and financial statement recognition of deferred revenue.
 The Company funded capital expenditures of $375.4 million in fiscal 1995 with $151.5 million in proceeds from sales of property and equipment, proceeds from a seven-year, $100 million unsecured bank term loan and with cash flows from operations. The proceeds from sales of property and equipment include $86.0 million from sale-leaseback transactions, $33.9 million related to landlord reimbursements for improvements on leased land and $31.6 million from other sources. Capital expenditures in fiscal 1995 principally reflect Superstores opened during the year and a portion of the new Superstores opening in fiscal 1996. The sale-leaseback transactions completed in fiscal 1995 are largely related to real estate purchased in fiscal years 1995 and 1994. The Company expects to complete additional sale-leaseback transactions in fiscal 1996. Capital expenditures of $252.3 million in fiscal 1994 and $189.6 million in fiscal 1993 largely were incurred in connection with the Superstore expansion program. The expenditures were funded primarily with net cash provided by operating activities, sale-leaseback arrangements, and landlord reimbursements.
The Company's credit card bank subsidiary primarily funds the credit card program by selling the receivables through several securitization programs. Under the terms of these programs, the bank subsidiary is able to sell the receivables it generates while retaining a small interest in the receivables. In fiscal 1995, the Company's credit card bank subsidiary converted two asset securitization structures for its private-label credit card into a single master trust that allows the transfer of up to $760 million in receivables through private placement and the public market. As explained in Note 9 to the Consolidated Financial Statements, the Company entered into interest rate swap agreements, which total $300 million and which are related to the public issuance of securities by the master trust. The issuance included $344 million of five-year, fixed-rate certificates to fund the consumer credit receivables. The interest rate swaps enable the Company to better match funding costs to the underlying variable-rate receivables. The Company's credit card bank subsidiary also has in place an asset securitization program that allows the transfer of up to $300 million in receivables related to its other bank card programs. The Company expects that all securitization programs will be expanded to accommodate future receivables growth. The Company also believes that it can utilize securitization transactions to finance receivables related to the automobile business.

Capital Structure. Total assets at February 28, 1995, were $2.00 billion, up $449.4 million, or 29 percent since February 28, 1994. The rise in assets includes increases of $314.4 million in inventory, $154.9 million in net property and equipment and $75.6 million in net receivables, which were partly offset by a $73.7 million decrease in deferred income taxes.

The Company has funded expansion with internally generated funds, sale-leaseback transactions, operating leases and long-term debt. The Company has funded consumer receivables through securitization transactions. In fiscal 1995, the Company replaced $60 million in subordinated debt that matured in fiscal 1994 with the seven-year, $100 million unsecured bank term loan. Average short-term debt rose in fiscal 1995 as the Company utilized seasonal borrowing lines primarily to finance higher inventory needs resulting from more rapid store expansion and the expansion of the CarMax test concept.

During the period from fiscal year 1991 to 1995, stockholders' equity grew substantially in both absolute dollars and as a percentage of total capitalization. From fiscal 1994 to 1995, stockholders' equity increased 24 percent to $877.4 million. Capitalization for the past five years is illustrated below:

FISCAL                                                1995         1994           1993          1992          1991
(DOLLAR AMOUNTS IN MILLIONS)                        $     %      $      %       $      %      $      %      $      %
Long-term debt, excluding current installments    178.6   14     29.6    3     82.4    9     85.4   12     94.3   15
Deferred revenue and other liabilities            241.9   19    268.4   27    232.1   26    187.1   26    151.8   25
Total stockholders' equity                        877.4   67    710.4   70    575.5   65    448.0   62    366.9   60
TOTAL CAPITALIZATION                            1,297.9  100  1,008.4  100    890.0  100    720.5  100    613.0  100

Increases in net earnings contributed to a return on equity of 21.1 percent in fiscal 1995 and 20.6 percent in fiscal 1994, meeting the Company's long-term objective of 20 percent.
The Company expects to maintain its existing long-term capitalization strategy in fiscal 1996. Management anticipates that capital expenditures of approximately $575 million will be funded through a combination of internally generated funds, sale-leaseback transactions and operating leases and that securitization transactions will finance the increase in credit card receivables. In fiscal 1996, management expects to refinance $53 million of short-term debt on a long-term basis by entering into a $100 million multi-year term loan with a group of banks. At the end of fiscal 1995, the Company maintained a multi-year, $100 million unsecured revolving bank credit facility and $285 million in seasonal lines that are renewed annually with various banks.

Common Stock
The Company's common stock is traded on the New York Stock Exchange. Quarterly market price and dividend data are shown below:

                    MARKET PRICE OF COMMON STOCK                DIVIDENDS
FISCAL             1995                    1994              1995       1994
             HIGH         LOW        HIGH        LOW
1st         $23.00      $17.25      $33.88      $23.50      $.020       $.020
2nd         $24.63      $19.50      $33.75      $24.75      $.025       $.020
3rd         $27.50      $23.13      $29.13      $24.13      $.025       $.020
4th         $25.13      $21.00      $26.00      $16.63      $.025       $.020
TOTAL                                                       $.095       $.080

Consolidated Statements of Earnings

                                                                     Years Ended February 28
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)       1995        %         1994        %         1993       %
NET SALES AND OPERATING REVENUES                $5,582,947   100.0    $4,130,415   100.0    $3,269,769  100.0
Cost of sales, buying and warehousing            4,197,947    75.2     3,024,759    73.2     2,346,049   71.7
GROSS PROFIT                                     1,385,000    24.8     1,105,656    26.8       923,720   28.3
Selling, general and administrative
  expenses [NOTE 8]                              1,106,370    19.8       891,865    21.6       744,650   22.8
Interest expense [NOTE 3]                           10,030     0.2         4,791     0.1         3,820    0.1
TOTAL EXPENSES                                   1,116,400    20.0       896,656    21.7       748,470   22.9
Earnings before income taxes                       268,600     4.8       209,000     5.1       175,250    5.4
Provision for income taxes [NOTE 4]                100,725     1.8        76,600     1.9        65,000    2.0
NET EARNINGS                                    $  167,875     3.0    $  132,400     3.2    $  110,250    3.4
Weighted average common shares
  and common share equivalents                      97,369                97,391                96,140
NET EARNINGS PER SHARE                               $1.72                 $1.36                 $1.15
See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

                                                        At February 28
(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)               1995        1994
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                          $   46,962  $   75,194
Net accounts and notes receivable [NOTE 9]            264,565     188,990
Merchandise inventory                               1,035,776     721,348
Deferred income taxes [NOTE 4]                         25,696      26,700
Prepaid expenses and other current assets              14,162      11,476
TOTAL CURRENT ASSETS                                1,387,161   1,023,708
Property and equipment, net [NOTES 2 AND 3]           592,956     438,096
Deferred income taxes [NOTE 4]                          5,947      78,688
Other assets                                           17,991      14,172
TOTAL ASSETS                                       $2,004,055  $1,554,664

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current installments of long-term debt
  [NOTES 3 AND 7]                                  $    2,378  $    1,819
Accounts payable                                      576,578     419,037
Accrued expenses and other current liabilities        113,631      86,826
Accrued income taxes                                   13,533      38,582
TOTAL CURRENT LIABILITIES                             706,120     546,264
Long-term debt, excluding current installments
  [NOTES 3 AND 7]                                     178,605      29,648
Deferred revenue and other liabilities                241,866     268,360
TOTAL LIABILITIES                                   1,126,591     844,272

STOCKHOLDERS' EQUITY [NOTE 5]:
Common stock, $0.50 par value; 150,000,000
shares authorized; 96,476,000 shares issued
and outstanding (96,080,000 in 1994)                   48,238      48,040
Capital in excess of par value                         72,639      64,485
Retained earnings                                     756,587     597,867
TOTAL STOCKHOLDERS' EQUITY                            877,464     710,392
Commitments [NOTES 6, 7 AND 9]
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $2,004,055  $1,554,664

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

                                                   Years Ended February 28
(AMOUNTS IN THOUSANDS)                           1995        1994        1993
OPERATING ACTIVITIES:
Net earnings                                   $167,875    $132,400    $110,250
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
Depreciation and amortization                    66,866      55,012      41,705
Loss on sales of property and equipment           2,199       1,910         993
Provision for deferred income taxes              73,745     (17,800)    (19,478)
(Decrease) increase in deferred revenue and
  other liabilities                             (26,494)     36,306      44,896
Increase in net accounts and notes receivable   (75,575)    (68,542)    (26,932)
Increase in merchandise inventory, prepaid
  expenses and other current assets            (317,114)   (203,783)    (96,607)
(Increase) decrease in other assets              (3,819)       (522)      1,117
Increase in accounts payable, accrued expenses
  and other current liabilities, and accrued
  income taxes                                  159,297     173,300      94,064
NET CASH PROVIDED BY OPERATING ACTIVITIES        46,980     108,281     150,008
INVESTING ACTIVITIES:
Purchases of property and equipment            (375,406)   (252,256)   (189,649)
Proceeds from sales of property and equipment   151,481     128,029      95,464
NET CASH USED IN INVESTING ACTIVITIES          (223,925)   (124,227)    (94,185)
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt        153,000           -            -
Principal payments on long-term debt             (3,484)    (52,748)     (3,127)
Proceeds from issuance of common stock, net       8,352      10,150      22,698
Dividends paid                                   (9,155)     (7,674)     (5,433)
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES                                    148,713     (50,272)     14,138

(Decrease) increase in cash and cash
  equivalents                                   (28,232)    (66,218)     69,961
Cash and cash equivalents at beginning of year   75,194     141,412      71,451
Cash and cash equivalents at end of year       $ 46,962    $ 75,194    $141,412

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest                                       $  8,150    $  5,297    $  5,526
Income taxes                                   $ 98,894    $ 81,773    $ 70,890

See accompanying notes to consolidated financial statements.

Consolidated Statment of Shareholders' Equity

                                                 Common                Capital in
                                                 Shares      Common      Excess of   Retained
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)   Outstanding    Stock     Par Value    Earnings      Total
BALANCE AT MARCH 1, 1992                          93,867    $46,934       $32,743    $368,324    $448,001
Net earnings                                           -          -             -     110,250     110,250
Exercise of common stock options [NOTE 5]          1,982        991        15,031           -      16,022
Shares issued under Employee
  Stock Purchase Plan [NOTE 5]                        67         33         1,202           -       1,235
Shares issued under the 1988 Stock
  Incentive Plan [NOTE 5]                            220        110         3,350           -       3,460
Tax benefit from stock issued                          -          -        12,700           -      12,700
Shares cancelled upon reacquisition by Company      (466)      (233)       (9,917)          -     (10,150)
Unearned compensation-restricted stock [NOTE 5]        -          -          (569)          -        (569)
Cash dividends-common stock ($0.06 per share)          -          -             -      (5,433)     (5,433)

BALANCE AT FEBRUARY 28, 1993                      95,670     47,835        54,540     473,141     575,516
Net earnings                                           -          -             -     132,400     132,400
Exercise of common stock options [NOTE 5]            316        158         2,994           -       3,152
Shares issued under Employee
  Stock Purchase Plan [NOTE 5]                        76         38         1,895           -       1,933
Shares issued under the 1988 Stock
  Incentive Plan [NOTE 5]                            146         73         3,589           -       3,662
Tax benefit from stock issued                          -          -         3,367           -       3,367
Shares cancelled upon reacquisition by Company      (128)       (64)       (2,014)          -      (2,078)
Unearned compensation-restricted stock [NOTE 5]        -          -           114           -         114
Cash dividends-common stock ($0.08 per share)          -          -             -      (7,674)     (7,674)

BALANCE AT FEBRUARY 28, 1994                      96,080     48,040        64,485     597,867     710,392
NET EARNINGS                                           -          -             -     167,875     167,875
EXERCISE OF COMMON STOCK OPTIONS [NOTE 5]            260        130         2,519           -       2,649
SHARES ISSUED UNDER EMPLOYEE
  Stock Purchase Plan [NOTE 5]                        87         43         1,868           -       1,911
Shares issued under the 1994 Stock
  Incentive Plan [NOTE 5]                            211        106         3,740           -       3,846
Tax benefit from stock issued                          -          -         3,272           -       3,272
Shares cancelled upon reacquisition by Company      (162)       (81)       (3,089)          -      (3,170)
Unearned compensation-restricted stock [NOTE 5]        -          -          (156)          -        (156)
Cash dividends-common stock ($0.10 per share)          -          -             -      (9,155)     (9,155)

BALANCE AT FEBRUARY 28, 1995                      96,476    $48,238       $72,639    $756,587    $877,464

See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidates Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) Principles of Consolidation: The consolidated financial statements include the accounts of Circuit City Stores, Inc. and its subsidiaries (the Company), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.
(B) Cash and Cash Equivalents: Cash equivalents of $18,719,000 and $35,800,000 at February 28, 1995 and 1994, respectively, consist of highly liquid debt securities with original maturities of three months or less.
(C) Fair Value of Financial Instruments: The carrying value of the Company's financial instruments, excluding interest rate swap agreements, approximates fair value due to the short-term maturities of the assets and liabilities. As discussed in Note 9, interest rate swaps are not held for trading purposes, and accordingly, are not carried at fair value.
(D) Merchandise Inventory: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.
(E) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives, which range from three to 25 years.
Property held under capital leases is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized straight-line over the lease term or the estimated useful life of the asset, whichever is shorter.
(F) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.
(G) Income Taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.
(H) Deferred Revenue: The Company sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months.
All revenue from the sale of the Company's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct contract costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.
(I) Earnings Per Share: Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.
(J) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1995.

2. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                          1995        1994
Land and buildings                            $ 83,109   $ 78,426
Construction in progress                       122,446     40,543
Furniture, fixtures and equipment              344,923    282,811
Leasehold improvements                         286,610    221,094
Capital leases (primarily buildings)            13,679     13,679
                                               850,767    636,553
Less accumulated depreciation and
  amortization                                 257,811    198,457
Property and equipment, net                   $592,956   $438,096

3. DEBT
Long-term debt at February 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                           1995       1994
Term loan                                     $100,000   $       -
Short-term debt expected to be refinanced       53,000           -
Industrial Development Revenue
  Bonds due through 2006 at various
  prime-based rates of interest ranging
  from 5.9% to 7.3%                             14,698      18,000
Obligations under capital leases [NOTE 7]       13,285      13,467
Total long-term debt                           180,983      31,467
Less current installments                        2,378       1,819
Long-term debt, excluding
  current installments                        $178,605    $ 29,648

In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.5 percent.
The Company has the intent and ability to refinance the $53,000,000 of short-term committed and uncommitted bank borrowings on a long-term basis by entering into a multi-year term loan with a group of banks. Consequently, the Company has classified the short-term debt as long-term for financial reporting purposes.
The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $15,400,000 at February 28, 1995, and $19,000,000 at February 28, 1994.
The Company maintains a $100,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on certain money market rates and a commitment fee of 0.24 percent per annum. The agreement terminates June 30, 1996; however, it provides for annual one-year extensions on or before June 30 of each succeeding year. Upon termination of the agreement, so long as the balance outstanding is a minimum of $10,000,000, the agreement converts to a term loan payable in 16 equal quarterly installments. No amounts were outstanding under the revolving credit agreement at February 28, 1995 or 1994.
The scheduled aggregate annual principal payments on long-term obligations for the next five years are as follows: 1996 - $2,378,000; 1997 - $1,436,000; 1998 - $1,489,000; 1999 - $1,586,000; 2000 - $1,743,000.
Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1995 and 1994.
Short-term debt includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                    Years Ended February 28
(AMOUNTS IN THOUSANDS)            1995        1994        1993
Average short-term debt
  outstanding                   $134,022     $77,392     $18,333
Maximum short-term debt
  outstanding                   $465,000    $355,000    $148,000
Aggregate committed lines of
  credit available              $285,000    $145,000    $160,000

The weighted average interest rate on the outstanding short-term debt was
5.3 percent during fiscal 1995 and 3.3 percent during fiscal 1994 and fiscal 1993.
The Company capitalizes interest in connection with the construction of certain facilities. In fiscal 1995, interest capitalized amounted to $3,846,000 ($2,626,000 and $2,986,000 in fiscal 1994 and 1993, respectively).

4. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings before income taxes follow:

                                   Years Ended February 28
(AMOUNTS IN THOUSANDS)            1995       1994        1993
Current:
Federal                         $21,250    $85,680     $75,130
State                             5,730      8,720       9,348
                                 26,980     94,400      84,478
Deferred:
Federal                          69,035    (14,790)    (15,550)
State                             4,710     (3,010)     (3,928)
                                 73,745    (17,800)    (19,478)
Provision for income taxes     $100,725    $76,600     $65,000

The enactment of the Omnibus Tax Reconciliation Act of 1993 on August 10, 1993, increased the federal statutory income tax rate for corporations from 34 percent to 35 percent effective January 1, 1993. This change in the federal tax rate and the resulting revaluation of the Company's deferred tax asset had a favorable impact on the fiscal 1994 provision for income taxes. The effective income tax rates of 37.5 percent in fiscal 1995, 36.7 percent in fiscal 1994 and 37.0 percent in fiscal 1993 differ from the federal statutory income tax rates of 35 percent in fiscal 1995 and 1994 and 34 percent in fiscal 1993 because of state income taxes, federal and state income tax credits and the revaluation of the deferred tax asset in fiscal 1994.
In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1995 and 1994, are as follows:

(AMOUNTS IN THOUSANDS)                   1995              1994
Deferred Tax Assets:
Deferred revenue                       $32,049          $ 99,364
Inventory capitalization                 6,482             5,815
Accrued expenses                        31,815            26,082
Other                                    5,114             4,335
Total gross deferred assets             75,460           135,596

Deferred Tax Liabilities:
Depreciation and amortization           30,510            20,691
Prepaid benefit programs                 2,892             2,620
Other prepaid expenses                   5,347             1,960
Other                                    5,068             4,937
Total gross deferred tax liabilities    43,817            30,208
Net Deferred Tax Asset                 $31,643          $105,388

The decrease in the net deferred tax asset during fiscal 1995 is due to a reduction in deferred revenue and a more closely matched recognition of deferred revenue for financial and tax reporting purposes.
Of the gross deferred tax assets at February 28, 1995 and 1994, approximately $66 million and $119 million, respectively, can be realized by carrybacks or offsetting of deferred tax liabilities. Based on the Company's historical and current pre-tax earnings, management believes the remaining amount will be realized through future taxable income, therefore, no valuation allowance is necessary.

5. CAPITAL STOCK AND STOCK INCENTIVE PLANS

(A) Preferred Stock: In conjunction with the adoption in fiscal 1989 of a Shareholders Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of the Company's common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each right would entitle shareholders to buy one four-hundredth of a newly issued share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $140 per share. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been authorized; 250,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the Company's common stock valued at two times the exercise price.
The Company also has 1,500,000 shares of Undesignated Preferred Stock authorized of which no shares are outstanding.
(B) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby key employees are granted restricted shares of the Company's common stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three years from the date of grant. In fiscal 1995, restricted stock awards for 211,404 shares were granted to eligible employees. The market value of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1995, a total of $2,552,500 was charged to operations ($2,955,400 in 1994 and $2,955,900 in 1993). As of February 28, 1995, 447,879 restricted shares were outstanding.

(C) Employee Stock Purchase Plan: The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 85 percent of its market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1995, a total of 537,295 shares remained available under the Plan. During fiscal 1995, 537,467 shares were issued to or purchased on the open market for employees (436,400 and 407,990 in fiscal 1994 and 1993, respectively). The average price per share was $22.23, $26.20 and $18.78 in fiscal 1995, 1994 and 1993, respectively. The purchase price discount is charged to operations and totalled $1,760,200, $1,653,700 and $1,135,900 in fiscal 1995, 1994 and
1993, respectively.
(D) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to management, key employees and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value at the date of grant; for non-qualified options granted under the 1988 Plan for employees it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options are generally exercisable over a period of from one to 10 years from the date of grant.
Changes in stock options outstanding (and option exercise prices for such options) are as follows:

                                  Years Ended February 28
                                 1995       1994        1993
Options outstanding at
  beginning of year
  ($5.72 to $33.00)           3,593,745   3,494,626   4,017,342
Granted
  ($15.69 to $33.00)            750,500     562,425   1,593,806
Exercised
  ($5.72 to $25.00)            (260,234)   (316,243) (1,981,362)
Cancelled
  ($6.25 to $33.00)            (374,740)   (147,063)   (135,160)
Options outstanding at
  end of year
  ($5.94 to $33.00)           3,709,271   3,593,745   3,494,626
Options exercisable at
  end of year
  ($5.94 to $29.13)           2,070,319   1,662,032     743,268
Shares available for grant
  at end of year (options
  and restricted stock)       3,276,544   1,010,488   1,519,754

The stock incentive plans provide for the granting of stock appreciation rights (SARs) in tandem with non-qualified stock option grants at the discretion of the board of directors' compensation and personnel committee. The SARs granted to date become fully exercisable only upon a change of control, as defined, of the Company, notwithstanding other conditions of exercisability of the options. The SARs permit the optionee to surrender an exercisable SAR for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. Market value is defined as the greater of the highest closing price of the Company's stock during the 90 days preceding the change of control or the closing price on the date preceding the exercises. As of February 28, 1995, 5,417,163 non-qualified options with related SARs had been granted with such terms (4,888,333 in 1994 and 4,506,688 in 1993).

6. PENSION PLAN
The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of this program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of the Company's common stock at February 28, 1995 and 1994.
The components of net pension expense are as follows:

                                          Years Ended February 28
(AMOUNTS IN THOUSANDS)            1995            1994              1993
Service cost of benefits earned
  during the year               $4,485           $3,916            $3,286
Interest cost on projected
  benefit obligation             2,715            2,351             1,851
Actual return on plan assets      (102)          (3,632)           (1,936)
Net amortization                (3,452)           1,212                61
Net pension expense             $3,646           $3,847            $3,262

Contributions of $3,710,000, $4,503,000 and $4,883,000 were required in fiscal 1995, 1994 and 1993, respectively.
Assumptions used in the accounting for the pension plan were:

                                      Years Ended February 28
                                          1995  1994  1993
Weighted average discount rate            8.0%  7.5%  8.0%
Rate of increase in
  compensation levels                     6.5%  6.0%  6.5%
Rate of return on plan assets             8.0%  9.0%  8.0%

The following table sets forth the plan's financial status and amounts recognized in the consolidated balance sheets as of February 28:

(AMOUNTS IN THOUSANDS)                         1995              1994
Actuarial present value of benefit obligation:
Accumulated benefit obligation
Vested                                       $25,983           $22,549
Non-vested                                     3,720             2,420
Total benefits                                29,703            24,969
Additional amounts related to projected
  salary increases                            15,910            11,414
Projected benefit obligation for services
  rendered to date                            45,613            36,383
Plan assets at fair value                    (37,046)          (33,564)
Projected benefit obligation in excess of
  plan assets                                  8,567             2,819
Unrecognized loss from past experience        (8,102)           (2,597)
Unrecognized prior service cost                  981             1,086
Unrecognized net obligation being
  recognized over 15 years                     1,414             1,616
Accrued pension cost                          $2,860            $2,924

7. LEASE COMMITMENTS
The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                            Years Ended February 28
(AMOUNTS IN THOUSANDS)               1995              1994              1993
Minimum rentals                   $118,042           $96,110           $78,184
Rentals based on sales volume        2,513             1,910             1,686
Sublease income                     (8,875)           (8,441)           (7,695)
Net                               $111,680           $89,579           $72,175

The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed dollar rental commitments, many with rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
The initial term of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 25 years at terms substantially the same as the initial terms.
Future minimum fixed lease obligations, excluding taxes, insurance, and other costs payable directly by the Company, as of February 28, 1995, were:

                                      Operating         Operating
FISCAL                    Capital       Lease            Sublease
(AMOUNTS IN THOUSANDS)     Leases    Commitments          Income
1996                      $ 1,502     $  128,946         $(9,509)
1997                        1,541     $  129,002          (8,748)
1998                        1,541     $  129,266          (7,472)
1999                        1,579     $  127,072          (5,891)
2000                        1,662     $  124,625          (5,358)
After 2000                $23,364     $1,392,326         (33,503)
Total minimum lease
  payments                $31,189     $2,031,237        $(70,481)
Less amounts representing
  interest                 17,904
Present value of net
  minimum capital lease
  payments [NOTE 3]       $13,285

In fiscal 1995, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $85,970,000 ($87,980,000 in fiscal 1994 and $69,195,000 in fiscal 1993). The Company does not have continuing involvement under the sale-leaseback transactions.

8. SUPPLEMENTARY INCOME STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $262,969,000, $211,022,000 and $174,167,000 (4.7 percent, 5.1 percent and 5.3 percent of net sales and operating revenues) in fiscal years 1995, 1994 and 1993, respectively.

9. CREDIT CARD RECEIVABLES AND OFF BALANCE SHEET RISK
The Company uses securitization transactions, which allow for the sale of receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank, its wholly owned credit card bank subsidiary. No gain or loss has been recorded on these sales. At February 28, the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)              1995             1994
Gross receivables transferred    $1,181,954        $727,966
Interest retained by Company       (124,206)        (98,606)
Net transferred amount           $1,057,748        $629,360
Program capacity                 $1,060,000        $630,000

During fiscal 1995, the Company's credit card bank subsidiary converted two asset securitization structures for its private-label credit card into a single master trust that allows the transfer of up to $760 million in receivables through private placement and the public market. The master trust vehicle permits further expansion of the securitization programs to meet future needs. In addition, the Company's credit card bank subsidiary has an asset securitization program in place for its other bank card programs that allows the transfer of up to $300 million in receivables.
The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. Certain of the securitization agreements state that there is recourse to the Company for any cash flow deficiencies if the monthly credit card cash flows from finance charges are inadequate to cover the aforementioned expenses. The Company believes that as of February 28, 1995, no liability existed under the recourse provision.
In October 1994, the Company entered into interest rate swap agreements totalling $300 million relating to the public issuance of securities by the master trust. As part of this issuance, five-year, fixed-rate certificates totalling $344 million were issued to fund consumer credit card receivables. First North American National Bank is servicer for the accounts, and as such, receives their monthly cash portfolio yield after deducting interest, charge-offs and other related costs. Because the underlying receivables are issued with a variable-rate finance charge, interest rate swaps were put in place to better match funding costs to the receivables being securitized and to preserve net portfolio yield. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation.
The fair value of the interest rate swap agreements is the amount at which they could be settled based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The fair value of the swaps at February 28, 1995, exceeded face value by $6,300,000.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                         First Quarter       Second Quarter        Third Quarter          Fourth Quarter              Year
(AMOUNTS IN THOUSANDS
EXCEPT PER SHARE DATA)   1995     1994       1995      1994       1995       1994        1995       1994        1995       1994
Net sales and operating
   revenues          $1,048,695 $798,950  $1,218,572 $906,678  $1,405,445 $1,018,051  $1,910,235 $1,406,736  $5,582,947 $4,130,415
  Gross profit       $  263,677 $215,066  $  309,617 $240,764  $  336,049 $  262,578  $  475,657 $  387,248  $1,385,000 $1,105,656
Net earnings         $   19,688 $ 17,230  $   36,055 $ 27,967  $   28,442 $   19,460  $   83,690 $   67,743  $  167,875 $  132,400
Net earnings per
  share              $     0.20 $   0.18  $     0.37 $   0.29  $     0.29  $    0.20  $     0.86 $     0.70  $     1.72 $     1.36

Independent Auditors' Report

The Board of Directors and Stockholders of
Circuit City Stores, Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 1995 and 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1995, in conformity with generally accepted accounting principles.

s/KPMG Peat Marwick LLP


Richmond, Virginia
April 5, 1995

Management's Report

The Board of Directors and Stockholders of
Circuit City Stores, Inc.:
The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries have been prepared under the direction of management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts that are the best estimates and judgments of management with consideration given to materiality.
Management is responsible for maintaining an internal control structure, designed to provide responsible assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.
The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. Their Independent Auditors' Report, which is based on audits made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation in conformity with generally accepted accounting principles of the consolidated financial statements. In performing its audit, KPMG Peat Marwick LLP considers the Company's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.
The audit committee of the board of directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to assure each is properly discharging its responsibilities. KPMG Peat Marwick LLP and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.

s/Richard Sharp

Richard L. Sharp
Chairman and Chief Executive Officer

s/Michael T. Chalifoux

Michael T. Chalifoux
Senior Vice President, Chief Financial Officer and Corporate Secretary April 5, 1995