Form 10-K, Exhibit 13
period 1996-02-29
CIRCUIT CITY STORES INC
filed 1996-05-21
CIK 104599

REPORTED HISTORICAL INFORMATION

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)               1996           1995          1994           1993           1992

Net sales and operating revenues......................  $7,029,123    $ 5,582,947    $ 4,130,415    $3,269,769    $ 2,790,232
Net earnings..........................................  $  179,375    $   167,875    $   132,400    $  110,250    $    78,223
Net earnings per share................................  $     1.82    $      1.72    $      1.36    $     1.15    $      0.82
Total assets..........................................  $2,526,022    $ 2,004,055    $ 1,554,664    $1,262,930    $   999,582
Long-term debt, excluding current installments........  $  399,161    $   178,605    $    29,648    $   82,387    $    85,415
Deferred revenue and other liabilities................  $  214,001    $   241,866    $   268,360    $  232,054    $   187,158
Cash dividends per share paid on
   common stock.......................................  $     0.12    $      0.10    $      0.08    $     0.06    $      0.05


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

The results generated by current operations and by the Company's fiscal 1996 investments are reviewed below.

RESULTS OF OPERATIONS

SALES GROWTH

Total sales increased 26 percent in fiscal 1996, to $7.03 billion. In fiscal 1995, total sales were $5.58 billion, a 35 percent increase from $4.13 billion in fiscal 1994.

Percentage Sales Change From Prior Year
                                   Circuit City
                                  All   Comparable Industry
Fiscal                          Stores    Stores    Sales*

1996.........................    26%          5%      6%
1995.........................    35%         15%     11%
1994.........................    26%          8%      7%
1993.........................    17%          7%      7%
1992.........................    18%          1%      0%

* The industry sales rates are derived from Electronic Industries Association, Association of Home Appliance Manufacturers, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales. Music software is not included in industry sales prior to fiscal 1995. In those years, Circuit City was not a significant participant in this category.





Circuit City Operations. Circuit City's total sales growth primarily reflects continued expansion of the Superstore base and strong comparable store sales growth from Circuit City operations during most of the last three years. In fiscal 1996, the Company opened a net of 66 Superstores compared with 59 Superstores in the previous fiscal year. Twelve of the fiscal 1996 stores opened in the last month of the year. The Company entered the following major metropolitan markets: Buffalo, N.Y.; Denver, Colo.; Hartford, Conn.; Milwaukee, Wisc.; Rochester, N.Y.; Salt Lake City, Utah; and Springfield, Mass. The Company also opened stores in smaller markets, added stores to existing markets and replaced or expanded 15 stores.

     The Company operates four Circuit City Superstore formats with square footage and merchandise assortments tailored to population and volume expectations for specific trade areas. With these formats, the Company can penetrate virtually every market in the U.S. The "D" format was developed in fiscal 1995 to serve the most populous trade areas. Selling space in the "D" format averages about 23,000 square feet with total square footage averaging 42,242. The "D" stores offer the largest merchandise assortment of all the formats. The "C" format constitutes the largest percent of the store base. Selling square footage in this format has been increased during the last several years, and new "C" stores typically have about 17,000 square feet of selling space. Total square footage for all "C" stores averages 33,828. The "B" format often is located in smaller markets or in trade areas that are on the fringes of larger metropolitan markets. Selling space in these stores averages approximately 11,000 square feet with an average total square footage of 24,685. The "B" stores offer a broad merchandise assortment that maximizes return on investment in these lower volume areas. The "A" format serves the least populated trade areas. Selling space averages approximately 9,000 square feet, and total square footage averages 18,026. The "A" stores feature a layout, staffing levels and merchandise assortment that creates high productivity in the smallest markets.

     The Company also operates 36 mall-based Circuit City Express stores. These stores are located in regional malls, are approximately 2,000 to 3,000 square feet in size and sell small, gift-oriented items. During fiscal 1996, the Company opened five Circuit City Express stores and closed four stores located in underperforming malls.

Store Mix

                             Retail Units at Year End
Fiscal                  1996    1995    1994    1993    1992
Superstore
   "D" Superstore.....   61      12       -       -       -
   "C" Superstore.....  259     257     219     188     170
   "B" Superstore.....   46      37      30      24      11
   "A" Superstore.....   12       6       4       2       2
Electronics-Only......    5       5       7       7      11
Circuit City Express..   36      35      34      39      34
TOTAL.................  419     352     294     260     228

     Over the past three years, industry growth in personal computers has driven strong comparable store sales increases for the Company. During the first half of fiscal 1996, rapid PC sales growth and relatively strong demand for consumer electronics and major appliances contributed to a 10 percent comparable store sales increase. Challenging prior year sales comparisons and softer industry sales in all categories led to a more modest increase of 1 percent for the second half and 5 percent for the full year. Based on market research and sales performance, the Company believes that it continues to maintain substantial shares in existing markets and to build significant shares in new markets.

     For the Company's core retail business, gross dollar sales from all extended warranty programs were 5.9 percent of sales in fiscal year 1996, compared with 5.8 percent in both fiscal 1995 and 1994. Total extended warranty revenue, which is reported in total sales, was 5.1 percent of sales in fiscal year 1996, 5.4 percent in fiscal year 1995 and 4.8 percent in fiscal year 1994. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Late in fiscal 1994, the Company began selling two new extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Company and other retailers. One of these programs is sold in most major markets and features in-home service for personal computer products. The second program covers electronics and major appliances and at year-end was offered by approximately two-thirds of the Superstores. The remaining stores sell a Circuit City extended warranty. Under the third-party programs, Circuit City acts as seller for the unrelated third parties and has no contractual liability to the customer under the extended warranty plans. Commission revenue from the third-party extended warranty plans is recognized immediately while revenue from Circuit City extended warranties is deferred and amortized on a straight-line basis over the life of the contracts. In fiscal 1996, the increase in third-party revenue was more than offset by a decrease in revenue recognized from Circuit City contracts sold in prior periods. The increase in third-party warranty sales contributed to the growth in total extended warranty revenue from fiscal 1994 to fiscal 1995. Third-party extended warranty revenue was 3.0 percent of total sales in fiscal 1996, 2.3 percent in fiscal 1995 and 0.7 percent in fiscal 1994. The Company expects third-party extended warranty revenue to continue increasing in fiscal 1997.






Superstore Sales Per Total Square Foot
Fiscal
1996.................................................  $577
1995.................................................  $584
1994.................................................  $523
1993.................................................  $487
1992.................................................  $460

Superstore Sales Per Total Square Foot. Over the last five years, the Company has significantly increased the percentage of store square footage devoted to selling space. Expanded merchandise assortments and additional product categories such as personal computers and music software contribute to higher sales per total square foot in some stores. In fiscal 1995, the total square footage of new stores began to increase. The larger stores generate high sales volumes in specific trade areas but have lower sales per total square foot than smaller Superstores. As a result, the Company's Superstore sales per total square foot declined in fiscal 1996.

Sales By Merchandise Categories*

Fiscal                 1996    1995    1994    1993   1992

TV...................   17%     19%    20%     23%     23%
VCR/Camcorders.......   13%     14%    17%     19%     20%
Audio................   19%     22%    23%     23%     26%
Home Office..........   26%     20%    12%      7%      5%
Appliances...........   14%     15%    18%     19%     19%
Other................   11%     10%    10%      9%      7%
TOTAL................  100%    100%   100%    100%    100%

*In fiscal 1996, the Company moved cellular phones from the "Audio" category to the "Other" category and moved certain audio products from the "Other" category to the "Audio" category. Sales of these products have been reclassified for prior years.

Sales by Merchandise Categories. Home office products, primarily personal computers, have increased dramatically as a percentage of the Company's sales during the past five years. This growth reflects a rapid increase in household penetration of this product and the strength of Circuit City's consumer offer in the category. Within the consumer electronics categories, the greatest sales growth has occurred among the fully featured products such as large-screen televisions and SurroundSound audio systems. A lack of new product features and declining retail prices for small-screen televisions and video cassette recorders have limited sales growth in the video categories. A proliferation of retail outlets and increased household penetration have reduced cellular phone sales, which are included in "Other."

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

     CarMax.  During the second half of fiscal 1994,  the Company  began testing
CarMax: The Auto Superstore, a retail concept that sells used automobiles. The Company expanded the test to a second location in fiscal 1995 and added two more locations in fiscal 1996. In January 1996, the Company announced plans to begin a national rollout of CarMax. CarMax sales totaled $304.5 million in fiscal 1996. CarMax is not included in the reported comparable store sales growth.

COST OF SALES, BUYING AND WAREHOUSING

The gross profit margin declined to 23.3 percent of sales in fiscal 1996 compared with 24.8 percent in fiscal 1995 and 26.8 percent in fiscal 1994. The gross profit margin trend reflects growth in personal computer sales, which produce gross profit margins lower than the Company's average; increased competition; and a highly promotional climate. The trend also reflects the addition of CarMax, which generates lower gross margins than the Circuit City operations, to the sales mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company's lower gross profit margin has been partly offset by improvements in selling, general and administrative expenses as a percent of sales. The expense ratio was 18.8 percent of sales in fiscal 1996, 19.8 percent in fiscal 1995 and 21.6 percent in fiscal 1994. The improvement in the expense ratio primarily reflects total and comparable store sales growth achieved throughout the three-year period, an ongoing focus on maximizing store productivity and productivity of corporate overhead expenditures, a net contribution from the credit card bank subsidiary and a lower expense structure for CarMax.

     Operating profits generated by the Company's credit card bank subsidiary are recorded as a reduction to SG&A expenses. Throughout the three-year period, the subsidiary has benefited from a generally low interest rate environment, which lowers the bank's cost of funds.

INTEREST EXPENSE

Interest expense increased to 0.4 percent of sales in fiscal 1996, from 0.2 percent in fiscal 1995 and 0.1 percent in fiscal 1994. The increase reflects higher interest rates, the net addition of $369 million of long-term debt since fiscal 1994 and higher short-term borrowings resulting from the Company's growth.

INCOME TAXES

The Company's effective income tax rate was 37.5 percent in both fiscal 1996 and fiscal 1995 and 36.7 percent in fiscal 1994. An increase in the federal statutory income tax rate in fiscal 1994 required a revaluation of the Company's deferred tax asset. That revaluation had a favorable impact on the fiscal 1994 provision for income taxes and resulted in the lower effective tax rate for that fiscal year. The higher federal statutory income tax rate increased the Company's effective tax rate for the latter half of fiscal 1994 and throughout fiscal years 1995 and 1996.

NET EARNINGS

Net earnings rose 7 percent to $179.4 million in fiscal 1996. In fiscal 1995, net earnings were $167.9 million, a 27 percent increase from $132.4 million in fiscal 1994. Net earnings per share rose 6 percent in fiscal 1996, to $1.82, and 26 percent in fiscal 1995, to $1.72 from $1.36 in fiscal 1994. The Company's investment in the CarMax concept reduced fiscal 1996 net earnings per share by 7 cents.

RETURN ON SALES

Return on sales was 2.6 percent in fiscal 1996 compared with 3.0 percent in fiscal 1995 and 3.2 percent in fiscal 1994.

OPERATIONS OUTLOOK

Looking forward, management believes that continued investment in Superstore expansion will maximize long-term shareholder value. Management estimates that in fiscal 1997 the remaining markets suitable for Superstore expansion will represent $37 billion of the consumer electronics, home office, major appliance and music software industry's total retail sales potential of $95 billion. By the year 2000, Circuit City expects to expand the Superstore base into most of these markets. In fiscal 1997, the Company expects to open an estimated 60 to 65 Superstores, including approximately 20 "D" stores, 32 "C" stores, 10 "B" stores and three "A" stores. Approximately 35 of the new Superstores will open in new markets. The Company also plans to replace approximately 15 to 20 "B" and "C" stores with larger format stores, to open additional Circuit City Express stores and to open at least three more CarMax locations.

     Given the slower sales trends during the second half of fiscal 1996, management expects that comparable store sales growth in the first half of fiscal 1997 will be lower than the fiscal 1996 results. The Company expects an improving rate of growth in the second half. A continuation of the industry's promotional intensity, a higher percentage of personal computers in the sales mix and additional sales from CarMax are expected to reduce the gross profit margin. Management anticipates that comparable store sales growth, improvements in store operating efficiency, increased leverage of overhead expenses, a growing contribution from the credit card bank subsidiary and the lower CarMax expense structure will reduce the expense ratio and partially offset the lower gross profit margin. Although the Company expects lower pre-tax and net profit margins in fiscal 1997, management believes that the Company's financial performance and market research indicate that the Company is well-positioned competitively and financially to produce strong long-term returns and that its expansion plans will further increase long-term earnings potential. The Company anticipates that investment in the CarMax concept will have a negative impact on net earnings and net earnings per share at least through fiscal 1997 and fiscal 1998.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard is effective for fiscal years beginning after December 15, 1995. The Company does not expect the standard to have a material impact on the Company's financial position or results of operations. This SFAS will be implemented for the fiscal year ending February 28, 1997.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company does not intend to adopt the optional new accounting method of the standard; however, the additional disclosures required by this SFAS will be made for the fiscal year ending February 28, 1997. The disclosure requirements of the standard are effective for fiscal years beginning after December 15, 1995.






FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow. In fiscal 1996, net cash used in operating activities was $55.3 million compared with $47.0 million provided by operating activities in fiscal 1995 and $108.3 million provided by operating activities in fiscal 1994. The fiscal 1996 decrease principally reflects the limited earnings growth and lower increases in the provision for deferred income taxes and in accounts payable. These changes were partly offset by less rapid growth in merchandise inventory, reflecting lower sales growth expectations at the end of the fiscal year, and in accounts receivable, which reflects securitization transactions during the year.

     The Company funded capital expenditures of $518.2 million in fiscal 1996 primarily with $251.5 million in proceeds from sales of property and equipment and proceeds from a five-year, $175 million unsecured bank term loan. The proceeds from sales of property and equipment include $183.9 million from sale-leaseback transactions, $49.0 million related to landlord reimbursements for improvements on leased land and $18.6 million from other sources. Capital expenditures in fiscal 1996 principally reflect Superstores opened during the year and a portion of the Superstores opening in fiscal 1997. The sale-leaseback transactions completed in fiscal 1996 are largely related to real estate purchased in fiscal years 1996 and 1995. The Company expects to complete additional sale-leaseback transactions in fiscal 1997. Capital expenditures of $375.4 million in fiscal 1995 and $252.3 million in fiscal 1994 largely were incurred in connection with the Superstore expansion program. The expenditures were funded primarily with net cash provided by operating activities, sale-leaseback arrangements, and landlord reimbursements. In fiscal 1995, the Company also utilized proceeds from a seven-year, $100 million unsecured bank term loan.

     The Company's credit card bank subsidiary primarily funds its credit card programs through securitization transactions, which allow the subsidiary to sell the receivables while retaining a small interest in the receivables. The Company's credit card bank subsidiary has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.06 billion in receivables through both private placement and the public market. A second securitization program allowed, at February 29, 1996, for the transfer of up to $850 million in receivables related to the subsidiary's bankcard programs. In fiscal 1996, automobile receivables generated by the Company's installment lending division were financed with proceeds of $87 million from a securitization transaction. The Company expects that all securitization programs can be expanded to accommodate future receivables growth.

     As explained in Note 10 to the Consolidated Financial Statements, the Company has entered into interest rate swap agreements related to the public issuance of securities by the master trust and the securitization of auto loan receivables. The interest rate swaps enable the Company to better match funding costs to the underlying finance charges of the receivables.

Capital Structure. Total assets at February 29, 1996, were $2.53 billion, up $522.0 million, or 26 percent since February 28, 1995. The rise in assets includes increases of $287.4 million in inventory, $181.3 million in net property and equipment and $59.8 million in net receivables.

     The Company has funded expansion with internally generated funds, sale-leaseback transactions, operating leases and long-term debt. The Company has funded consumer receivables through securitization transactions. In fiscal 1996, the Company entered into a five-year, $175 million unsecured bank term loan agreement. As explained in Note 10 to the Consolidated Financial Statements, the Company has entered into interest rate swap agreements that effectively convert the loan facility's variable-rate obligation to a fixed-rate obligation. At February 28, 1995, the Company classified $53 million of short-term debt as long-term in anticipation of the $175 million loan agreement. Average short-term debt rose in fiscal 1996 as the Company utilized seasonal borrowing lines primarily to finance higher inventory needs resulting from more rapid Superstore expansion and the growth of the CarMax concept. At February 29, 1996, the Company classified $100 million of short-term debt as long-term. The Company expects to refinance this debt in fiscal 1997 by entering into a multi-year term loan agreement with a group of banks.

     During the period from fiscal 1992 to 1996, stockholders' equity grew substantially. From fiscal 1995 to 1996, stockholders' equity increased 21 percent to $1.06 billion. Capitalization for the past five years is illustrated in the "Capitalization" table. Slower earnings growth produced a return on equity of 18.5 percent in fiscal 1996 compared with 21.1 percent in fiscal 1995. The fiscal 1996 return was below the Company's long-term objective of 20 percent.

     The Company expects to maintain its existing long-term capitalization strategy in fiscal 1997. Management anticipates that capital expenditures of approximately $575 million will be funded through a combination of internally generated funds, sale-leaseback transactions and operating leases and that securitization transactions will finance the increase in credit card and CarMax receivables. At the end of fiscal 1996, the Company maintained a multi-year, $100 million unsecured revolving credit agreement and $255 million in seasonal lines that are renewed annually with various banks.






Capitalization

Fiscal                                                         1996            1995           1994          1993          1992
(DOLLAR AMOUNTS IN MILLIONS)                                 $       %       $      %       $      %      $      %      $       %
Long-term debt, excluding current installments.........      399.2  23       178.6  14       29.6   3      82.4   9      85.4  12
Other long-term liabilities............................      231.8  14       241.9  19      268.4  27     232.1  26     187.1  26
Total stockholders' equity.............................    1,063.9  63       877.4  67      710.4  70     575.5  65     448.0  62
TOTAL CAPITALIZATION...................................    1,694.9 100     1,297.9 100    1,008.4 100     890.0 100     720.5 100




COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange. Quarterly market price and dividend data are shown below:

                                                                     Market Price of Common Stock              Dividends
Fiscal                                                              1996                 1995               1996        1995
                                                                 HIGH       LOW     HIGH         LOW
1st........................................................     $29.13    $21.50   $23.00      $17.25      $.025        $.020
2nd........................................................     $37.13    $26.25   $24.63      $19.50      $.030        $.025
3rd........................................................     $38.00    $28.13   $27.50      $23.13      $.030        $.025
4th........................................................     $31.25    $25.00   $25.13      $21.00      $.030        $.025
TOTAL                                                                                                      $.115        $.095





CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)            1996           %          1995           %          1994            %

NET SALES AND OPERATING REVENUES..................  $ 7,029,123      100.0     $5,582,947      100.0     $4,130,415       100.0
Cost of sales, buying and warehousing.............    5,394,293       76.7      4,197,947       75.2      3,024,759        73.2

GROSS PROFIT......................................    1,634,830       23.3      1,385,000       24.8      1,105,656        26.8
Selling, general and administrative
   expenses [NOTE 8]..............................    1,322,430       18.8      1,106,370       19.8        891,865        21.6
Interest expense [NOTE 3].........................       25,400        0.4         10,030        0.2          4,791         0.1

TOTAL EXPENSES....................................    1,347,830       19.2      1,116,400       20.0        896,656        21.7
Earnings before income taxes......................      287,000        4.1        268,600        4.8        209,000         5.1
Provision for income taxes [NOTE 4]...............      107,625        1.5        100,725        1.8         76,600         1.9

NET EARNINGS......................................  $   179,375        2.6     $  167,875        3.0     $  132,400         3.2
Weighted average common shares
   and common share equivalents...................       98,546                    97,369                    97,391

NET EARNINGS PER SHARE............................  $      1.82                $     1.72                $     1.36


See accompanying notes to consolidated financial statements.








CONSOLIDATED BALANCE SHEETS

                                                                                                 At February 29 or 28

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)                                                      1996                  1995

ASSETS

   CURRENT ASSETS:

   Cash and cash equivalents.............................................................  $   43,704             $   46,962
   Net accounts and notes receivable [NOTE 9]............................................     324,395                264,565
   Merchandise inventory.................................................................   1,323,183              1,035,776
   Deferred income taxes [NOTE 4]........................................................      26,996                 25,696
   Prepaid expenses and other current assets.............................................      17,399                 14,162

   TOTAL CURRENT ASSETS..................................................................   1,735,677              1,387,161
   Property and equipment, net [NOTES 2 AND 3]...........................................     774,265                592,956
   Deferred income taxes [NOTE 4]........................................................           -                  5,947
   Other assets..........................................................................      16,080                 17,991

   TOTAL ASSETS..........................................................................  $2,526,022             $2,004,055

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:

   Current installments of long-term debt [NOTES 3 AND 7]................................  $    1,436             $    2,378
   Accounts payable......................................................................     604,488                576,578
   Short-term debt.......................................................................      92,087                      -
   Accrued expenses and other current liabilities........................................     123,789                113,631
   Accrued income taxes..................................................................       9,375                 13,533

   TOTAL CURRENT LIABILITIES.............................................................     831,175                706,120
   Long-term debt, excluding current installments [NOTES 3 AND 7]........................     399,161                178,605
   Deferred revenue and other liabilities................................................     214,001                241,866
   Deferred income taxes [NOTE 4]........................................................      17,764                      -

   TOTAL LIABILITIES.....................................................................   1,462,101              1,126,591

   STOCKHOLDERS' EQUITY [NOTE 5]:

   Common stock, $0.50 par value; 150,000,000 shares authorized;
   97,380,000 shares issued and outstanding (96,476,000 in 1995).........................      48,690                 48,238
   Capital in excess of par value........................................................      90,432                 72,639
   Retained earnings.....................................................................     924,799                756,587

   TOTAL STOCKHOLDERS' EQUITY............................................................   1,063,921                877,464

   Commitments and contingent liabilities [NOTES 6, 7, 9, 10 AND 11]

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................................  $2,526,022             $2,004,055


See accompanying notes to consolidated financial statements.





CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS)                                                   1996                  1995                 1994

OPERATING ACTIVITIES:

   Net earnings.....................................................  $  179,375            $ 167,875             $  132,400
   Adjustments to reconcile net earnings to net cash (used in)
      provided by operating activities:
      Depreciation and amortization.................................      79,812               66,866                 55,012
      Loss on sales of property and equipment.......................       5,600                2,199                  1,910
      Provision for deferred income taxes...........................      22,411               73,745                (17,800)
      (Decrease) increase in deferred revenue and other liabilities.     (27,865)             (26,494)                36,306
      Increase in net accounts and notes receivable.................     (59,830)             (75,575)               (68,542)
      Increase in merchandise inventory, prepaid
         expenses and other current assets..........................    (290,644)            (317,114)              (203,783)
      Decrease (increase) in other assets...........................       1,911               (3,819)                  (522)
      Increase in accounts payable, accrued expenses and
         other current liabilities, and accrued income taxes........      33,910              159,297                173,300

   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES..............     (55,320)              46,980                108,281


INVESTING ACTIVITIES:

   Purchases of property and equipment..............................    (518,175)            (375,406)              (252,256)
   Proceeds from sales of property and equipment....................     251,454              151,481                128,029

   NET CASH USED IN INVESTING ACTIVITIES............................    (266,721)            (223,925)              (124,227)


FINANCING ACTIVITIES:

   Proceeds from issuance of short-term debt........................      92,087                    -                     -
   Proceeds from issuance of long-term debt.........................     222,000              153,000                     -
   Principal payments on long-term debt.............................      (2,386)              (3,484)               (52,748)
   Proceeds from issuance of common stock, net......................      18,245                8,352                 10,150
   Dividends paid...................................................     (11,163)              (9,155)                (7,674)

   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..............     318,783              148,713                (50,272)


Decrease in cash and cash equivalents...............................      (3,258)             (28,232)               (66,218)
Cash and cash equivalents at beginning of year......................      46,962               75,194                141,412

Cash and cash equivalents at end of year............................  $   43,704            $  46,962             $   75,194


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid during the year for:
   Interest.........................................................  $   22,905            $   8,150             $    5,297
   Income taxes.....................................................  $   88,477            $  98,894             $   81,773


See accompanying notes to consolidated financial statements.





CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         Common                      Capital In
                                                         Shares         Common        Excess Of      Retained
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)           Outstanding       Stock        Par Value      Earnings        Total
BALANCE AT MARCH 1, 1993.............................    95,670        $ 47,835       $ 54,540      $ 473,141     $  575,516
   Net earnings......................................         -               -              -        132,400        132,400
   Exercise of common stock options [NOTE 5].........       316             158          2,994              -          3,152
   Shares issued under Employee
      Stock Purchase Plan [NOTE 5]...................        76              38          1,895              -          1,933
   Shares issued under the 1988 Stock
      Incentive Plan [NOTE 5]........................       146              73          3,589              -          3,662
   Tax benefit from stock issued.....................         -               -          3,367              -          3,367
   Shares cancelled upon reacquisition by Company....      (128)            (64)        (2,014)             -         (2,078)
   Unearned compensation-restricted stock [NOTE 5]...         -               -            114              -            114
   Cash dividends-common stock ($0.08 per share).....         -               -              -         (7,674)        (7,674)



BALANCE AT FEBRUARY 28, 1994.........................    96,080          48,040         64,485        597,867        710,392
   Net earnings......................................         -               -              -        167,875        167,875
   Exercise of common stock options [NOTE 5].........       260             130          2,519              -          2,649
   Shares issued under Employee
      Stock Purchase Plan [NOTE 5]...................        87              43          1,868              -          1,911
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 5]........................       211             106          3,740              -          3,846
   Tax benefit from stock issued.....................         -               -          3,272              -          3,272
   Shares cancelled upon reacquisition by Company....      (162)            (81)        (3,089)             -         (3,170)
   Unearned compensation-restricted stock [NOTE 5]...         -               -           (156)             -           (156)
   Cash dividends-common stock ($0.10 per share).....         -               -              -         (9,155)        (9,155)



BALANCE AT FEBRUARY 28, 1995.........................    96,476          48,238         72,639        756,587        877,464
   Net earnings......................................         -               -              -        179,375        179,375
   Exercise of common stock options [NOTE 5].........       645             322          7,831              -          8,153
   Shares issued under Employee
      Stock Purchase Plan [NOTE 5]...................        75              38          2,174              -          2,212
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 5]........................       259             129          5,745              -          5,874
   Tax benefit from stock issued.....................         -               -          4,746              -          4,746
   Shares cancelled upon reacquisition by Company....       (75)            (37)        (1,631)             -         (1,668)
   Unearned compensation-restricted stock [NOTE 5]...         -               -         (1,072)             -         (1,072)
   Cash dividends-common stock ($0.12 per share).....         -               -              -        (11,163)       (11,163)



BALANCE AT FEBRUARY 29, 1996.........................    97,380        $ 48,690       $ 90,432      $ 924,799     $1,063,921


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

(B) Cash and Cash Equivalents: Cash equivalents of $10,113,000 and $18,719,000 at February 29, 1996, and February 28, 1995, respectively, consist of highly liquid debt securities with original maturities of three months or less.

(C) Fair Value of Financial Instruments: The carrying value of the Company's financial instruments, excluding interest rate swap agreements ("swaps"), approximates fair value due to variable interest rates on long-term debt and the short-term maturities of the assets and other liabilities. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas. As discussed in Note 10, swaps are not held for trading purposes and, therefore, are not carried at fair value.

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

(I) Selling, General and Administrative Expenses: Operating profits generated by the Company's credit card bank subsidiary are recorded as a reduction to selling, general and administrative expenses.

(J) Advertising Expenses: All advertising costs are expensed as incurred.

(K) Earnings Per Share: Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

(L) Risks and Uncertainties: The Company is the nation's largest retailer of brand-name consumer electronics and major appliances and a leading retailer of personal computers and music software. The diversity of the Company's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(M) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1996.






2. PROPERTY AND EQUIPMENT

Property and equipment, at cost, at February 29 or 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                    1996       1995

Land and buildings (20 to 25 years)..  $   89,089  $ 83,109
Construction in progress.............     197,980   122,446
Furniture, fixtures and equipment
   (3 to 8 years)....................     389,845   344,923
Leasehold improvements
   (10 to 15 years)..................     353,157   286,610
Capital leases, primarily buildings
   (20 years)........................      13,140    13,679
                                        1,043,211   850,767
Less accumulated depreciation and
   amortization......................     268,946   257,811
Property and equipment, net..........  $  774,265  $592,956

3. DEBT

Long-term debt at February 29 or 28 is summarized as follows:

(AMOUNTS IN THOUSANDS)                     1996      1995

Term loans.............................  $275,000  $100,000
Short-term debt expected to be
   refinanced..........................   100,000    53,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.4% to 6.7%...........    12,393    14,698
Obligations under capital leases
   [NOTE 7]............................    13,204    13,285

Total long-term debt...................   400,597   180,983
Less current installments..............     1,436     2,378

Long-term debt, excluding
   current installments................  $399,161  $178,605

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.50 percent. At February 29, 1996, the interest rate on the term loan was 5.88 percent.

     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 1996, the interest rate on the term loan was 5.65 percent.

     The Company has the intent and ability to refinance the $100,000,000 of short-term committed and uncommitted bank borrowings on a long-term basis by entering into a multi-year term loan with a group of banks. Consequently, the Company has classified the short-term debt as long-term for financial reporting purposes. The existing revolving credit agreement could be used for this purpose, although the Company does not currently intend to do so.

     The Company maintains a multi-year, $100,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on certain money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of June 30, 1992, was amended and restated as of June 30, 1995, and terminates June 30, 2000. The agreement provides for annual one-year extensions of the final maturity beginning on or before June 30, 1996, and each June 30 thereafter. No amounts were outstanding under the revolving credit agreement at February 29, 1996, or February 28, 1995.

     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $13,073,000 at February 29, 1996, and $15,400,000 at February 28, 1995.

     The scheduled aggregate annual principal payments on long-term obligations for the next five years are as follows: 1997 - $1,436,000; 1998 - $1,489,000;
1999 - $1,586,000; 2000 - $1,743,000; 2001 - $176,380,000.

     Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 29, 1996, and February 28, 1995.

     Short-term debt includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                              Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS)         1996       1995       1994

Average short-term debt
   outstanding.............   $185,789  $134,022   $ 77,392
Maximum short-term debt
   outstanding.............   $479,000  $465,000   $355,000
Aggregate committed lines
   of credit...............   $255,000  $285,000   $145,000

     The weighted average interest rate on the outstanding short-term debt was
5.9 percent during fiscal 1996, 5.3 percent during fiscal 1995 and 3.3 percent during fiscal 1994.

     The Company capitalizes interest in connection with the construction of certain facilities. In fiscal 1996, interest capitalized amounted to $6,780,000 ($3,846,000 and $2,626,000 in fiscal 1995 and 1994, respectively).






4. INCOME TAXES

The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings before income taxes follow:

                                    Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS)                1996       1995       1994

Current:
   Federal........................  $ 80,678   $ 21,250   $ 85,680
   State..........................     4,536      5,730      8,720
                                      85,214     26,980     94,400
Deferred:
   Federal........................    18,891     69,035    (14,790)
   State..........................     3,520      4,710     (3,010)
                                      22,411     73,745    (17,800)
Provision for income taxes........  $107,625   $100,725   $ 76,600

     The enactment of the Omnibus Tax Reconciliation Act of 1993 on August 10, 1993, increased the federal statutory income tax rate for corporations from 34 percent to 35 percent effective January 1, 1993. This change in the federal tax rate and the resulting revaluation of the Company's deferred tax asset had a favorable impact on the fiscal 1994 provision for income taxes. The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                  1996       1995     1994

Federal statutory income
   tax rate..................     35.0%      35.0%    35.0%
State and local income taxes,
   net of Federal benefit....      2.5        2.5      1.8
Other, net...................      -          -       (0.1)

Effective income tax rate....     37.5%      37.5%    36.7%

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 29, 1996, and February 28, 1995, are as follows:

(AMOUNTS IN THOUSANDS)                     1996      1995

Deferred Tax Assets:
   Deferred revenue...................    $24,475  $32,049
   Inventory capitalization...........      3,784    6,482
   Accrued expenses...................     34,190   31,815
   Other..............................      3,182    5,114
      Total gross deferred tax assets.     65,631   75,460
Deferred Tax Liabilities:
   Depreciation and amortization......     39,800   30,510
   Prepaid benefit programs...........        886    2,892
   Other prepaid expenses.............      9,376    5,347
   Other..............................      6,337    5,068
      Total gross deferred tax
        liabilities..................      56,399   43,817
Net Deferred Tax Asset................    $ 9,232  $31,643

     Of the gross deferred tax assets at February 29, 1996, and February 28, 1995, approximately $61 million and $66 million, respectively, can be realized by carrybacks or offsetting of deferred tax liabilities. Based on the Company's historical and current pre-tax earnings, management believes the remaining amount will be realized through future taxable income; therefore, no valuation allowance is necessary.






5. CAPITAL STOCK AND STOCK INCENTIVE PLANS

(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of the Company's common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each right would entitle shareholders to buy one four-hundredth of a newly issued share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $140 per share. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been authorized; 300,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the Company's common stock valued at two times the exercise price.

     The Company also has 1,500,000 shares of undesignated Preferred Stock authorized of which no shares are outstanding.

(B) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby key employees are granted restricted shares of the Company's common stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three years from the date of grant. In fiscal 1996, restricted stock awards for 258,775 shares were granted to eligible employees. The market value of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1996, a total of $3,362,500 was charged to operations ($2,552,500 in 1995 and $2,955,400 in 1994). As of February 29, 1996, 499,279
restricted shares were outstanding.

(C) Employee Stock Purchase Plan: The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 85 percent of its market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 29, 1996, a total of 62,406 shares remained available under the Plan. During fiscal 1996, 474,889 shares were issued to or purchased on the open market for employees (537,467 and 436,400 in fiscal 1995 and 1994, respectively). The average price per share was $29.97, $22.23 and $26.20 in fiscal 1996, 1995 and 1994, respectively. The purchase price discount is charged to operations and totaled $2,030,000, $1,760,200 and $1,653,700 in fiscal 1996,
1995 and 1994, respectively.

(D) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to management, key employees and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value at the date of grant; for non-qualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options are generally exercisable over a period of from one to 10 years from the date of grant.

     Changes in stock options outstanding (and option exercise prices for such options) are as follows:

                                     Years Ended February 29 or 28

                                      1996        1995       1994

Options outstanding at
   beginning of year
   ($5.94 to $33.00).............  3,709,271   3,593,745   3,494,626
Granted
   ($18.19 to $34.63)............    762,384     750,500     562,425
Exercised
   ($6.25 to $25.13).............   (644,806)   (260,234)   (316,243)
Cancelled
   ($6.25 to $33.00).............   (264,143)   (374,740)   (147,063)
Options outstanding at end
   of year ($5.94 to $34.63).....  3,562,706   3,709,271   3,593,745
Options exercisable at end
   of year ($5.94 to $33.00).....  1,847,169   2,070,319   1,662,032
Shares available for grant at
   end of year (options and
   restricted stock).............  2,147,207   2,759,698   1,010,488

     The stock incentive plans provide for the granting of stock appreciation rights (SARs) in tandem with non-qualified stock option grants at the discretion of the board of directors' compensation and personnel committee. The SARs granted to date become fully exercisable only upon a change of control, as defined, of the Company, notwithstanding other conditions of exercisability of the options. The SARs permit the optionee to surrender an exercisable SAR for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. Market value is defined as the greater of the highest closing price of the Company's stock during the 90 days preceding the change of control or the closing price on the date preceding the exercises. As of February 29, 1996, 5,895,967 non-qualified options with related SARs had been granted with such terms (5,417,163 in 1995 and 4,888,333 in 1994).






6. PENSION PLAN

The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of this program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of the Company's common stock at February 29, 1996, and February 28, 1995.

     The components of net pension expense are as follows:

                               Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS)            1996     1995      1994

Service cost of benefits earned
   during the year............   $5,896   $ 4,485   $3,916
Interest cost on projected
   benefit obligation.........    3,632     2,715    2,351
Actual return on plan assets..   (9,277)     (102)  (3,632)
Net amortization..............    6,314    (3,452)   1,212
Net pension expense...........   $6,565   $ 3,646   $3,847

     Contributions of $1,160,000, $3,710,000 and $4,503,000 were required in fiscal 1996, 1995 and 1994, respectively.

     The following table sets forth the Plan's financial status and amounts recognized in the consolidated balance sheets as of February 29 or 28:

(AMOUNTS IN THOUSANDS)                     1996     1995

Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested..............................  $ 39,505  $25,983
   Non-vested..........................     5,136    3,720
Total benefits.........................    44,641   29,703
Additional amounts related to projected
   salary increases....................    22,747   15,910
Projected benefit obligation for services
   rendered to date....................    67,388   45,613
Plan assets at fair value..............   (47,093) (37,046)
Projected benefit obligation in excess of
   plan assets.........................    20,295    8,567
Unrecognized loss from past experience.   (14,117)  (8,102)
Unrecognized prior service cost........       875      981
Unrecognized net obligation being
   recognized over 15 years............     1,212    1,414
Accrued pension cost...................  $  8,265  $ 2,860

     Assumptions used in the accounting for the pension plan were:

                                   Years Ended February 29 or 28

                                      1996         1995      1994

Weighted average discount rate..      7.0%         8.0%       7.5%
Rate of increase
   in compensation levels.......      6.0%         6.5%       6.0%
Rate of return on plan assets...      9.0%         8.0%       9.0%







7. LEASE COMMITMENTS

The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                Years Ended February 29 or 28

(AMOUNTS IN THOUSANDS)              1996       1995     1994

Minimum rentals................   $148,082  $ 118,042  $96,110
Rentals based on sales volume..      2,871      2,513    1,910
Sublease income................     (9,996)    (8,875)  (8,441)
Net............................   $140,957  $ 111,680  $89,579

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

     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 29, 1996, were:

                                        Operating  Operating
Fiscal                        Capital     Lease    Sublease
(AMOUNTS IN THOUSANDS)        Leases   Commitments  Income

1997.......................   $ 1,541  $  163,577  $(10,618)
1998.......................     1,541     163,964    (9,316)
1999.......................     1,579     161,498    (7,759)
2000.......................     1,662     159,327    (6,980)
2001.......................     1,681     158,105    (5,987)
After 2001.................    21,683   1,791,524   (35,165)
Total minimum lease
   payments................    29,687  $2,597,995  $(75,825)
Less amounts representing
   interest................    16,483
Present value of net
   minimum capital lease
   payments [NOTE 3].......   $13,204

     In fiscal 1996, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $183,900,000 ($85,970,000 in fiscal 1995 and $87,980,000 in fiscal 1994). The Company does not have continuing involvement under the sale-leaseback transactions.

8.  SUPPLEMENTARY INCOME STATEMENT INFORMATION

Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $324,335,000, $262,969,000 and $211,022,000 (4.6 percent, 4.7 percent and 5.1 percent of net sales and operating revenues) in fiscal years 1996, 1995 and 1994, respectively.






9. SECURITIZATIONS

(A) Credit Card Securitizations: The Company uses securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank, its wholly owned credit card bank subsidiary (the "Bank Subsidiary"). No gain or loss has been recorded on these sales. Proceeds from securitization transactions were $692.3 million, $428.4 million and $214.6 million for fiscal 1996, 1995 and 1994, respectively. At February 29 or 28, the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)                1996          1995

Securitized receivables.........   $1,860,459    $1,181,954
Interest retained by Company....     (110,459)     (124,206)
Net receivables transferred.....   $1,750,000    $1,057,748
Net receivables transferred with
   recourse.....................   $  760,000    $1,057,748
Program capacity................   $1,910,000    $1,060,000

     The Bank Subsidiary finances its private-label credit card program through a single master trust, through both private placement and the public market. During fiscal 1996, the Bank Subsidiary placed an additional $300 million in the public market for a total program capacity of $1,060 million. The master trust vehicle permits further expansion of the securitization programs to meet future receivables growth. The recourse provisions under the private-label securitization programs were eliminated during fiscal 1996.

     In addition, the Bank Subsidiary has an asset securitization program in place for its bankcard receivables that allows the transfer of up to $850 million in receivables as of February 29, 1996. The bankcard securitization agreements provide recourse to the Company for any cash flow deficiencies if the monthly credit card cash flows from finance charges are inadequate to cover such expenses. The Company believes that as of February 29, 1996, no liability existed under these recourse provisions. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs. The Bank Subsidiary's servicing revenue totaled $142.9 million, $77.8 million and $54.5 million for fiscal 1996, 1995 and 1994, respectively.

(B) Auto Loan Securitization: In fiscal 1996, the Company entered into a securitization transaction to finance the consumer installment credit receivables generated by First North American Credit Corporation, an installment lending division of the Company. No gain or loss has been recorded on this sale. Proceeds from the auto loan securitization transaction were $87 million during fiscal 1996. At February 29, 1996, the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)                              1996

Securitized receivables.........................  $ 93,065
Interest retained by Company....................    (6,065)
Net receivables transferred with recourse.......  $ 87,000
Program capacity................................  $100,000

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. The securitization agreement provides recourse to the Company for any cash flow deficiencies if the monthly auto loan installment cash flows from finance charges are inadequate to cover such expenses. The Company believes that as of February 29, 1996, no liability existed under the recourse provision. As of April 1, 1996, the program capacity increased to $125 million.






10. INTEREST RATE SWAPS

In October 1994, the Company entered into five-year swaps with notional amounts totaling $300 million relating to the public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The Bank Subsidiary is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. The fair value of the swaps is the amount at which they could be settled based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. Recording the swaps at fair value at February 29, 1996, and February 28, 1995, would result in gains of $19.4 million and $6.3 million, respectively.

     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. Recording the swaps at fair value at February 29, 1996, would result in a loss of $2.5 million.

     In November 1995, the Company entered into a 50-month amortizing swap in the notional amount of $75 million relating to the auto loan receivable securitization to convert variable-rate financing costs to a fixed-rate obligation. The underlying receivables are issued with a fixed-rate finance charge. The swap was put in place to better match the variable funding costs to the receivables being securitized and to preserve net portfolio yield. Recording the swap at fair value at February 29, 1996, would result in a loss of $0.3 million.

     The market and credit risks associated with these swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure created by potential nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

11. CONTINGENT LIABILITIES

In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(AMOUNTS IN THOUSANDS     First Quarter       Second Quarter        Third Quarter         Fourth Quarter             Year
EXCEPT PER SHARE DATA)   1996       1995      1996       1995      1996        1995       1996       1995       1996       1995
Net sales and
 operating revenues..$1,391,658 $1,048,695 $1,600,805 $1,218,572 $1,783,446 $1,405,445 $2,253,214 $1,910,235 $7,029,123  $5,582,947
Gross profit.........$  319,886 $  263,677 $  368,292 $  309,617 $  405,134 $  336,049 $  541,518 $  475,657 $1,634,830  $1,385,000
Net earnings.........$   24,618 $   19,688 $   41,246 $   36,055 $   31,451 $   28,442 $   82,060 $   83,690 $  179,375  $  167,875
Net earnings
  per share..........$     0.25 $     0.20 $     0.42 $     0.37 $     0.32 $     0.29 $     0.83 $     0.86 $     1.82  $     1.72





INDEPENDENT AUDITORS' REPORT

- -------------------------------------------------------------------------------

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 29, 1996 in conformity with generally accepted accounting principles.

s/KPMG Peat Marwick LLP

Richmond, Virginia
April 3, 1996

- -------------------------------------------------------------------------------
MANAGEMENT'S REPORT

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

     Management is responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.

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

s/ Richard L. Sharp
Richard L. Sharp
Chairman and Chief Executive Officer

s/ Michael T. Chalifoux
Michael T. Chalifoux

Senior Vice President, Chief Financial Officer and Corporate Secretary April 3, 1996