Form 10-K, Exhibit 13
period 1997-02-28
CIRCUIT CITY STORES INC
filed 1997-05-29
CIK 104599

REPORTED HISTORICAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)         1997             1996            1995            1994            1993
-----------------------------------------------------------------------------------------------------------------------------


Net sales and operating revenues................  $7,663,811       $7,029,123      $5,582,947      $4,130,415      $3,269,769
Net earnings....................................  $  136,414       $  179,375       $ 167,875       $ 132,400       $ 110,250
Net earnings (loss) per share:
   Circuit City Group common stock..............  $     1.38       $     1.82       $    1.72       $    1.36       $    1.15
   CarMax Group common stock....................  $    (0.01)      $        -       $       -       $       -       $       -
Total assets....................................  $3,081,173       $2,526,022      $2,004,055      $1,554,664      $1,262,930
Long-term debt, excluding current installments..  $  430,290       $  399,161       $ 178,605       $  29,648       $  82,387
Deferred revenue and other liabilities..........  $  166,295       $  214,001       $ 241,866       $ 268,360       $ 232,054
Cash dividends per share paid on
   Circuit City Group common stock..............  $     0.14       $     0.12       $    0.10       $    0.08       $    0.06
                                                  --------------------------------------------------------------------------

See notes to consolidated financial statements.

CIRCUIT CITY STORES, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations and a retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's Financial Statements are identified by the term "Inter-Group." All other line items relate to Circuit City operations.
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The CarMax interest held by the Circuit City Group is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Circuit City Group's interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis refers to Circuit City Stores, Inc., which includes the operations of both the Circuit City Group and the CarMax Group. All financial statements reflect consummation of the CarMax Group stock offering on February 7, 1997. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for the Circuit City Group and for the CarMax Group.


RESULTS OF OPERATIONS

SALES GROWTH
Total sales for Circuit City Stores, Inc. increased 9 percent in fiscal 1997, to $7.66 billion. In fiscal 1996, total sales were $7.03 billion, a 26 percent increase from $5.58 billion in fiscal 1995.

Percentage Sales Change From Prior Year

            Circuit City   Circuit City           CarMax
            Stores, Inc.       Group               Group

                Total      Total Comparable    Total Comparable
Fiscal          Sales      Sales   Sales       Sales   Sales

1997..........    9%         6%    (8)%         85%     23%
1996..........   26%        23%     5%         258%     12%
1995..........   35%        34%    15%         376%     43%
1994..........   26%        26%     8%           -       -
1993..........   17%        17%     7%           -       -


The Circuit City Group. Geographic expansion and the addition of product categories such as personal computers have been the primary contributors to the Circuit City Group's total sales growth during the past five years. Late in fiscal 1996, industry sales of consumer electronics and personal computers weakened, resulting in comparable store sales declines for the Circuit City Group. That softness continued into fiscal 1997, with personal computer sales declining more dramatically during the second half of that year. The industry's weakness produced an intense promotional climate and lower average retail prices. Stronger industry sales of major appliances and fully featured video products, categories in which Circuit City maintains relatively high market shares, partly offset decreased sales in the other categories. Based on market research and sales performance, management believes that Circuit City has gained market share in the major appliance, digital satellite system and big-screen television product classes during the past year. The industry weakness has resulted in a significant number of competitive store closings and reductions in competitor expansion plans. As a result, management believes that the Circuit City locations continue to maintain substantial shares in existing markets and to build significant shares in new markets.
     The Circuit City Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. One of these programs is sold in most major markets and fea-

tures in-home service for personal computer products. The second program covers electronics and major appliances and at the end of fiscal year 1997 was offered by approximately 85 percent of the Superstores. The remaining stores sell a Circuit City extended warranty. For the Circuit City Group, gross dollar sales from all extended warranty programs were 6.0 percent of the Group's total sales in fiscal year 1997, compared with 5.9 percent in fiscal 1996 and 5.8 percent in fiscal 1995. Total extended warranty revenue, which is reported in the Group's total sales, was 5.1 percent of sales in fiscal years 1997 and 1996 and 5.4 percent in fiscal year 1995. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 3.6 percent of the Group's total sales in fiscal 1997, 3.0 percent in fiscal 1996 and 2.3 percent in fiscal 1995. The increase reflects the higher percentage of stores selling third-party contracts. The Group expects third-party extended warranty revenue to continue increasing in fiscal 1998.

The CarMax Group. The fiscal 1997 sales growth for the CarMax Group primarily reflects the addition of three locations and comparable store sales increases for two locations classified as comparable stores throughout the year and two locations classified as comparable stores for a portion of the year. Early in fiscal 1997, CarMax began selling new vehicles at its largest store in Norcross, Ga., under the terms of a franchise agreement with Chrysler Corporation. That store is included in the comparable store base. The fiscal 1996 growth includes two additional locations, one location classified as a comparable store throughout the year and a second location classified as a comparable store for a portion of the year. The fiscal 1995 sales increase includes the addition of a second store and one store classified as comparable for a portion of the year.
     In most states, the CarMax Group sells extended warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty program. In states where third-party warranty sales are not feasible, CarMax sells its own extended warranty. For the CarMax Group, gross dollar sales from all extended warranty programs were 3.5 percent of the Group's total sales in fiscal 1997, 3.8 percent in fiscal 1996 and 3.3 percent in fiscal 1995. Total extended warranty revenue, which is reported in the Group's total sales, was 1.2 percent of total sales in fiscal 1997, 1.4 percent in fiscal 1996 and 0.5 percent in fiscal 1995. Third-party extended warranty revenue was 1.1 percent of the Group's total sales in fiscal 1997, 1.3 percent in fiscal 1996 and 0.4 percent in fiscal 1995. The lower extended warranty percentages in fiscal 1997 reflect the additional sales of new cars, which are covered by manufacturers' warranties.

Impact of Inflation. Inflation has not been a significant contributor to the Company's results. During the past year, the average retail price has declined in virtually all of the Circuit City Group's product categories. Management expects no significant short-term change in this trend. Because the Group purchases substantially all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen. Management expects that increases in vehicle pricing would have a positive impact on the CarMax Group's sales and earnings.

COST OF SALES, BUYING AND WAREHOUSING
The gross profit margin was 23.0 percent of sales in fiscal 1997, a decrease from 23.3 percent in fiscal 1996 and 24.8 percent in fiscal 1995. The lower gross margins in fiscal years 1997 and 1996 versus fiscal year 1995 reflect weak industry sales for the Circuit City Group and the resulting intensity in the promotional climate; a higher mix of personal computer sales, which produce gross profit margins lower than the Circuit City Group's average; and the increased sales contribution from the CarMax Group. In fiscal 1997, the margin pressure for the Circuit City Group was offset by a reduction in personal computer sales when compared with the prior year and an increase in major appliance, digital satellite system and big-screen television sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased to 19.7 percent of sales in fiscal 1997 from 18.8 percent in fiscal 1996 but was slightly improved from
19.8 percent in fiscal 1995. The fiscal 1997 ratio primarily reflects the impact of lower comparable store sales and the less favorable productivity of larger-square-footage stores for the Circuit City Group. These factors were partly offset by that Group's ongoing focus on maximizing store productivity and corporate overhead efficiency, a net contribution from the Company's financing operations and the lower expense structure for CarMax.

INTEREST EXPENSE
Interest expense was 0.4 percent of sales in fiscal 1997 and fiscal 1996 and 0.2 percent in fiscal 1995. Interest expense was incurred for both the Circuit City and CarMax Groups on debt used to fund store expansion and working capital. The increase from fiscal 1995 to fiscal 1996 reflects higher interest rates, increased long-term debt and higher short-term borrowings resulting from the Company's growth.

INCOME TAXES
The effective income tax rate was 38.0 percent in fiscal 1997 and 37.5 percent in both fiscal 1996 and fiscal 1995. The increase in the tax rate for fiscal 1997 reflects increased sales in states with higher tax rates.

NET EARNINGS
Net earnings for Circuit City Stores, Inc. declined 24 percent to $136.4 million in fiscal 1997. In fiscal 1996, net earnings were $179.4 million, a 7 percent increase from $167.9 million in fiscal 1995. The lower earnings in fiscal 1997 reflect the challenging industry environment faced by the Circuit City Group and the anticipated losses for the CarMax Group during the testing stage and the first phase of a national roll out.

RETURN ON SALES
Return on sales was 1.8 percent in fiscal 1997 compared with 2.6 percent in fiscal 1996 and 3.0 percent in fiscal 1995. The reductions reflect the lower earnings, including the higher losses for the CarMax Group.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early application is not permitted. This statement establishes new standards for computing and presenting earnings per share. The Company has not determined the impact of SFAS No. 128 on its earnings per share computations and presentation.


FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
In fiscal 1997,  net cash  provided by operating  activities  was $14.2  million compared with $55.3 million used in operating activities in fiscal 1996 and $47.0 million provided by operating activities in fiscal 1995. The fiscal 1997 improvement primarily reflects less rapid growth in inventory for the Circuit City Group and a higher increase in accounts payable partly offset by an increase in accounts receivable and lower net earnings. The fiscal 1996 decrease in cash principally reflects the limited earnings growth and lower increases in the provision for deferred income taxes and in accounts payable, accrued expenses, other current liabilities and accrued income taxes.
     Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Capital expenditures of $542.0 million in fiscal 1997 principally reflect Circuit City and CarMax Superstores opened during the year and a portion of the Superstores opening in fiscal 1998. The sale-leaseback and landlord reimbursement transactions completed in fiscal 1997 totaled $332.7 million and were largely related to real estate purchased in fiscal 1997 and fiscal 1996. Capital expenditures of $518.2 million in fiscal 1996 and $375.4 million in fiscal 1995 largely were incurred in connection with the Group's expansion programs.
     Receivables generated by the financing operations are funded through securitization transactions, which allow the financing operations to sell the receivables while retaining a small interest in the receivables. The credit card bank subsidiary has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.22 billion in receivables through both private placement and the public market. A second securitization program allows for the transfer of up to $1.45 billion in receivables related to the subsidiary's bankcard programs. The securitization program for auto loan receivables was started in fiscal 1996 with securitized receivable proceeds totaling $87.0 million at February 29, 1996. At February 28, 1997, securitized receivables totaled $145.0 million. Under the securitization program, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that these securitization programs can be expanded to accommodate future receivables growth.

Capitalization

Fiscal                                   1997               1996               1995               1994                1993
-----------------------------------------------------------------------------------------------------------------------------

(DOLLAR AMOUNTS IN MILLIONS)           $      %           $       %          $       %          $       %           $      %
-----------------------------------------------------------------------------------------------------------------------------

Long-term debt, excluding current
   installments..................     430.3   19         399.2   23         178.6   14          29.6    3          82.4    9
Other long-term
   liabilities...................     199.4    9         231.8   14         241.9   19         268.4   27         232.1   26
Total stockholders' equity.......   1,614.8   72       1,063.9   63         877.4   67         710.4   70         575.5   65
                                    ----------------------------------------------------------------------------------------
TOTAL CAPITALIZATION.............   2,244.5  100       1,694.9  100       1,297.9  100       1,008.4  100         890.0  100
                                    ----------------------------------------------------------------------------------------

CAPITAL STRUCTURE
Total assets at February 28, 1997, were $3.08 billion, up $555.2 million, or 22 percent since February 29, 1996. The rise in assets primarily includes increases of $207.6 million in net receivables, $158.9 million in cash and cash equivalents, $111.8 million in net property and equipment and $69.2 million in inventory.
     Over the past three years, expansion for both Groups has been funded with internally generated cash, sale-leaseback transactions, operating leases and long-term debt. Consumer receivables have been funded through securitization transactions. Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. The CarMax Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management expects to use the remainder of the net proceeds to finance part of the CarMax expansion plan. In fiscal 1997, the Company entered into a five-year, $130 million unsecured bank term loan agreement. At February 29, 1996, the Company classified $100 million of short-term debt as long-term in anticipation of this agreement.
     During the period from fiscal 1993 to 1997, stockholders' equity grew substantially. From fiscal 1996 to 1997 stockholders' equity increased 52 percent to $1.61 billion. Capitalization for the past five years is illustrated in the "Capitalization" table on page 21. Lower earnings for the Circuit City Group and higher losses from the CarMax Group combined with the increase in equity resulting from the CarMax offering produced a return on equity of 10.2 percent in fiscal 1997 compared with 18.5 percent in fiscal 1996. The returns are below the Company's long-term objective of 20 percent but reflect the challenging short-term environment for the Circuit City Group and the investment in CarMax growth.
     Management anticipates that in fiscal 1998 capital expenditures of approximately $830 million will be funded through a combination of internally generated cash, proceeds from the CarMax Group stock offering, sale-leaseback transactions and operating leases and that securitization transactions will finance the growth in receivables. At the end of fiscal 1997, Circuit City maintained a multi-year, $150 million unsecured revolving credit agreement and $415 million in seasonal lines that are renewed annually with various banks.
     The Groups rely on the external debt of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise disposed of through sale-leasebacks or the securitization of receivables. All significant financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company. Such financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate.


FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the new "safe harbor" provisions of the Act and is including this section in "Management's Discussion and Analysis" in order to do so. Company statements that are not historical facts, including statements about management's expectations for fiscal year 1998 and beyond, are forward-looking statements and involve various risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following:
     (a) changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as electronic and telephone shopping services and mail order;
     (b) changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;
     (c) the presence or absence of new products or product features in the merchandise categories the Company sells and changes in the Company's actual merchandise sales mix;
     (d) lack of availability/access to sources of supply for appropriate Circuit City or CarMax inventory;
     (e) the ability to retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support the Company's service-driven operating strategies;
     (f) changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of retail stores and distribution facilities and the availability of securitization financing for credit card and auto installment loan receivables;
     (g) changes in production or distribution costs or cost of materials for the Company's advertising;
     (h) availability of appropriate real estate locations for expansion;
     (i) the imposition of new restrictions or regulations regarding the sale of products and/or services the Company sells, changes in tax rules and regulations applicable to the Company, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations or any failure to comply with such laws or any adverse change in such laws;
     (j) adverse results in significant litigation matters;
     (k) changes in levels of competition in the car business from either traditional competitors and/or new non-traditional competitors utilizing auto superstore or other formats;
     (l) the inability of the CarMax stores to reach planned mature sales and earnings potential by the end of their fourth year, which is the maturation point expected by management, but which has not been proven since no location has been open for four years; and
     (m) limited or lack of availability of new-car franchises within a suitable radius of existing and proposed CarMax stores or limited manufacturer approval of franchise acquisitions.

     The United States retail industry and the specialty retail industry in particular are dynamic by nature and have undergone significant changes over the past several years. The Company's ability to anticipate and successfully respond to continuing challenges is key to achieving its expectations.

                                       22
COMMON STOCK
--------------------------------------------------------------------------------
Circuit City Stores, Inc. Common Stock began trading as Circuit City Stores, Inc.-Circuit City Group Common Stock on February 4, 1997. Newly created Circuit City Stores, Inc.-CarMax Group Common Stock also began trading on February 4, 1997. Both Group stocks are traded on the New York Stock Exchange. The quarterly market price and dividend data shown below apply to the Circuit City Stores, Inc. Common Stock or the Circuit City Group Common Stock for the applicable periods. No data is shown for the CarMax Group Stock since it traded for less than a month in the two-year period and pays no dividends at this time.

                                                                    Market Price of Common Stock             Dividends
Fiscal                                                               1997                   1996            1997    1996
-------------------------------------------------------------------------------------------------------------------------
                                                               HIGH        LOW       HIGH         LOW
-------------------------------------------------------------------------------------------------------------------------

1st......................................................      $36.00     $29.25     $29.13     $21.50     $.030    $.025
2nd......................................................      $38.75     $29.25     $37.13     $26.25     $.035    $.030
3rd......................................................      $36.88     $30.25     $38.00     $28.13     $.035    $.030
4th......................................................      $35.75     $28.63     $31.25     $25.00     $.035    $.030
                                                               ----------------------------------------------------------
TOTAL                                                                                                      $.135    $.115

CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------------------------------------------------------------------------------------------------

                                                                          Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)            1997         %            1996         %            1995          %
-----------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES..................  $ 7,663,811     100.0     $ 7,029,123      100.0     $5,582,947      100.0
Cost of sales, buying and warehousing.............    5,902,711      77.0       5,394,293       76.7     4,197,94         75.2

GROSS PROFIT......................................    1,761,100      23.0       1,634,830       23.3      1,385,000       24.8
                                                    --------------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTE 9]..............................    1,511,294      19.7       1,322,430       18.8      1,106,370       19.8
Interest expense [NOTE 4].........................       29,782       0.4          25,400        0.4         10,030        0.2
                                                    --------------------------------------------------------------------------

TOTAL EXPENSES....................................    1,541,076      20.1       1,347,830       19.2      1,116,400       20.0
                                                    --------------------------------------------------------------------------
     Earnings before income taxes.................      220,024       2.9         287,000        4.1        268,600        4.8
Provision for income taxes [NOTE 5]...............       83,610       1.1         107,625        1.5        100,725        1.8
                                                    --------------------------------------------------------------------------

NET EARNINGS......................................  $   136,414       1.8     $   179,375        2.6     $  167,875        3.0
                                                    --------------------------------------------------------------------------
Net earnings (loss) attributable to [NOTES 1 AND 2]:
   Circuit City Group common stock................  $   136,680               $   179,375                $  167,875
   CarMax Group common stock......................         (266)                        -                         -
                                                    ------------              -----------                ----------

   ...............................................  $   136,414               $   179,375                $  167,875
                                                    -----------               -----------                ----------
Weighted average common shares
   and common share equivalents [NOTE 2]:
   Circuit City Group common stock................       99,342               $    98,546                    97,369
                                                    -----------               -----------                ----------

   CarMax Group common stock......................       21,860
                                                    -----------

NET EARNINGS (LOSS) PER SHARE [NOTE 2]:

   Circuit City Group common stock................  $      1.38               $      1.82                $     1.72
                                                    -----------               -----------                ----------

   CarMax Group common stock......................  $     (0.01)
                                                    -----------

See accompanying notes to consolidated financial statements.


 CONSOLIDATED BALANCE SHEETS

                                                                                                  At February 28 or 29
(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)                                                       1997                  1996
-----------------------------------------------------------------------------------------------------------------------------


ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents...........................................................   $   202,643            $    43,704
   Net accounts and notes receivable [NOTE 10].........................................       531,974                324,395
   Inventory...........................................................................     1,392,363              1,323,183
   Deferred income taxes [NOTE 5]......................................................        21,340                 26,996
   Prepaid expenses and other current assets...........................................        14,813                 17,399
                                                                                          ----------------------------------

   TOTAL CURRENT ASSETS................................................................     2,163,133              1,735,677
   Property and equipment, net [NOTES 3 AND 4].........................................       886,091                774,265
   Other assets........................................................................        31,949                 16,080
                                                                                          ----------------------------------

   TOTAL ASSETS........................................................................   $ 3,081,173            $ 2,526,022
                                                                                          ----------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 4 AND 8]..............................   $     1,490            $     1,436
   Accounts payable....................................................................       720,754                604,488
   Short-term debt [NOTE 4]............................................................           347                 92,087
   Accrued expenses and other current liabilities......................................       105,500                123,789
   Accrued income taxes.............................................                            8,560                  9,375
                                                                                            --------------------------------

   TOTAL CURRENT LIABILITIES...........................................................       836,651                831,175
   Long-term debt, excluding current installments [NOTES 4 AND 8]......................       430,290                399,161
   Deferred revenue and other liabilities..............................................       166,295                214,001
   Deferred income taxes [NOTE 5]......................................................        33,081                 17,764
                                                                                          ----------------------------------

   TOTAL LIABILITIES...................................................................     1,466,317              1,462,101
                                                                                          ----------------------------------

   STOCKHOLDERS' EQUITY [NOTES 1 AND 6]:
   Circuit City Group common stock, $0.50 par value; 175,000,000 shares
      authorized; 98,178,000 shares issued and outstanding (97,380,000 in 1996)........        49,089                 48,690
   CarMax Group common stock, $0.50 par value; 175,000,000 shares authorized;
      21,860,000 shares issued and outstanding.........................................        10,930                      -
   Capital in excess of par value......................................................       506,823                 90,432
   Retained earnings...................................................................     1,048,014                924,799
                                                                                          ----------------------------------
   TOTAL STOCKHOLDERS' EQUITY..........................................................     1,614,856              1,063,921
                                                                                          ----------------------------------
   Commitments and contingent liabilities [NOTES 1, 7, 8, 10, 11 AND 12]

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................................   $ 3,081,173            $ 2,526,022
                                                                                          ----------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended February 28 or 29
(AMOUNTS IN THOUSANDS)                                                   1997                  1996                  1995
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:
   Net earnings....................................................    $ 136,414            $ 179,375              $ 167,875
   Adjustments to reconcile net earnings to net cash provided by
      (used in) operating activities:
      Depreciation and amortization................................       98,977               79,812                 66,866
      (Gain) loss on sales of property and equipment...............       (1,540)               5,600                  2,199
      Provision for deferred income taxes..........................       20,973               22,411                 73,745
      Decrease in deferred revenue and other liabilities...........      (47,706)             (27,865)               (26,494)
      Increase in net accounts and notes receivable................     (207,579)             (59,830)               (75,575)
      Increase in inventory, prepaid expenses and other current assets                        (66,594)               (290,644)
(317,114)
      (Increase) decrease in other assets..........................      (15,869)               1,911                 (3,819)
      Increase in accounts payable, accrued expenses and
      other current liabilities, and accrued income taxes...........      97,162               33,910                159,297
                                                                      ------------------------------------------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..............      14,238              (55,320)                46,980
                                                                      ------------------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment.............................     (541,989)            (518,175)              (375,406)
   Proceeds from sales of property and equipment...................      332,726              251,454                151,481
                                                                       -----------------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES...........................     (209,263)            (266,721)              (223,925)
                                                                       ------------------------------------------------------

FINANCING ACTIVITIES:
   (Payments on) proceeds from issuance of short-term debt, net....      (91,740)              92,087                      -
   Proceeds from issuance of long-term debt........................       32,619              222,000                153,000
   Principal payments on long-term debt............................       (1,436)              (2,386)                (3,484)
   Proceeds from issuance of Circuit City Group common stock, net..       15,385               18,245                  8,352
   Proceeds from issuance of CarMax Group common stock, net........      412,335                    -                      -
   Dividends paid on Circuit City Group common stock...............      (13,199)             (11,163)                (9,155)

   NET CASH PROVIDED BY FINANCING ACTIVITIES.......................      353,964              318,783                148,713
                                                                       -----------------------------------------------------
Increase (decrease) in cash and cash equivalents...................      158,939               (3,258)               (28,232)
Cash and cash equivalents at beginning of year.....................       43,704               46,962                 75,194
                                                                       -----------------------------------------------------

Cash and cash equivalents at end of year...........................    $ 202,643            $  43,704              $  46,962
                                                                       -----------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid during the year for:
   Interest........................................................    $  29,925            $  22,905              $   8,150
   Income taxes....................................................    $  73,113            $  88,477              $  98,894

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------

                                              Common Shares Outstanding  Common Stock      Capital In
                                                 Circuit City CarMax Circuit City CarMax   Excess of    Retained
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)         Group    Group     Group     Group    Par Value    Earnings       Total
-----------------------------------------------------------------------------------------------------------------------------


BALANCE AT MARCH 1, 1994..........................  96,080        -  $ 48,040  $      -  $  64,485  $   597,867  $   710,392
                                                    ------------------------------------------------------------------------
   Net earnings...................................       -        -         -         -          -      167,875      167,875
   Exercise of common stock options [NOTE 6]......     260        -       130         -      2,519            -        2,649
   Shares issued under Employee
      Stock Purchase Plan [NOTE 6]................      87        -        43         -      1,868            -        1,911
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     211        -       106         -      3,740            -        3,846
   Tax benefit from stock issued..................       -        -         -         -      3,272            -        3,272
   Shares cancelled upon reacquisition by Company.    (162)       -       (81)        -     (3,089)           -       (3,170)
   Unearned compensation-restricted stock.........       -        -         -         -       (156)           -         (156)
   Cash dividends-Circuit City Group common
      stock ($0.10 per share).....................       -        -         -         -          -       (9,155)      (9,155)
                                                    -------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1995......................  96,476        -    48,238         -     72,639      756,587      877,464
                                                    ------------------------------------------------------------------------
   Net earnings...................................       -        -         -         -          -      179,375      179,375
   Exercise of common stock options [NOTE 6]......     645        -       322         -      7,831            -        8,153
   Shares issued under Employee
      Stock Purchase Plan [NOTE 6]................      75       -         38         -      2,174            -        2,212
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     259        -       129         -      5,745            -        5,874
   Tax benefit from stock issued..................       -        -         -         -      4,746            -        4,746
   Shares cancelled upon reacquisition by Company.     (75)       -       (37)        -     (1,631)           -       (1,668)
   Unearned compensation-restricted stock.........       -        -         -         -     (1,072)           -       (1,072)
   Cash dividends-Circuit City Group common
      stock ($0.12 per share).....................       -        -         -         -          -      (11,163)     (11,163)
                                                    -------------------------------------------------------------------------

BALANCE AT FEBRUARY 29, 1996......................  97,380        -    48,690         -     90,432      924,799    1,063,921
                                                    ------------------------------------------------------------------------
   Net earnings............................             -          -       -           -       -        136,414      136,414
   Exercise of common stock options [NOTE 6]......     786        -       393         -     13,497            -       13,890
   Shares issued under Employee
      Stock Purchase Plan [NOTE 6]................      78        -        39         -      2,491            -        2,530
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     255        -       127         -      7,455            -        7,582
   Tax benefit from stock issued..................       -        -         -         -      3,080            -        3,080
   Shares issued in the CarMax Group stock
      offering....................................       -   21,860         -    10,930    401,405            -      412,335
   Shares cancelled upon reacquisition by Company.    (321)       -      (160)        -     (9,654)           -       (9,814)
   Unearned compensation-restricted stock.........       -        -         -         -     (1,883)           -       (1,883)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share).....................       -        -         -         -          -      (13,199)     (13,199)
                                                    ------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1997......................  98,178   21,860  $ 49,089  $ 10,930  $ 506,823  $ 1,048,014  $ 1,614,856
                                                    ------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1. BASIS OF PRESENTATION
On January 24, 1997, the shareholders of Circuit City Stores, Inc. and its subsidiaries (the "Company") authorized a restructuring of the existing common stock of the Company into two new series of common stock intended to reflect separately the performance of the Company's two main businesses - the consumer electronics, major appliance, personal computer and music software retail business, including its interest in the CarMax Group referred to below (the "Circuit City Group"), and the used- and new-car retail business (the "CarMax Group").
     Subsequent to shareholder approval, the board of directors approved the redesignation of each share of the Company's existing common stock as a share of a new series of common stock called Circuit City Stores, Inc.-Circuit City Group Common Stock, par value $0.50 per share ("Circuit City Stock"), which is intended to reflect separately the performance of the Circuit City Group, which is generally comprised of (i) the Company's consumer electronics, major appliance, personal computer and music software retail business, (ii) an interest in the CarMax Group, which excludes the interest represented by any outstanding shares of CarMax Stock, as described below, and (iii) all other businesses in which the Company may be engaged (other than those comprising the CarMax Group). For presentation purposes, this redesignation of the Company's common stock has been treated as if it occurred as of the beginning of the earliest period presented in the accompanying consolidated financial statements. In addition, the board of directors authorized the designation and issuance of shares of a new series of common stock called Circuit City Stores, Inc.-CarMax Group Common Stock, par value $0.50 per share ("CarMax Stock"), which is intended to reflect separately the performance of the used- and new-car retail business that comprises the CarMax Group. The Circuit City Group and the CarMax Group are sometimes referred to collectively as the "Groups" and individually as a "Group."
     On February 7, 1997, the Company completed an offering of 21,860,000 shares of CarMax Stock for cash in a public offering (the "Offering") for $20.00 per share aggregating $437.2 million in proceeds before deducting related expenses of $24.9 million. The Company allocated the net proceeds of the Offering to the CarMax Group. Upon completion of the Offering and without giving effect to options, the outstanding CarMax Stock represented 22.5 percent of the equity value of the CarMax Group, and the Circuit City Group held a 77.5 percent interest (the "Inter-Group Interest") in the equity value of the CarMax Group.
     Holders of Circuit City Stock and holders of CarMax Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The financial results of the Circuit City Group and of the CarMax Group could affect the market price of either series of stock or the assets legally available for payment of dividends. Accordingly, the Company's financial information should be read in conjunction with the Circuit City Group's and the CarMax Group's financial information.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) Principles of Consolidation:  The consolidated  financial statements include
the  accounts  of  the  Company.  All  significant   intercompany  balances  and
transactions have been eliminated in consolidation.

(B) Cash and Cash Equivalents: Cash equivalents of $165,975,000 at February 28, 1997, and $10,113,000 at February 29, 1996, consist of highly liquid debt securities with original maturities of three months or less.

(C) Fair Value of Financial Instruments: The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.

(D) Inventory: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method for the Circuit City Group's inventory and by specific identification for the CarMax Group's vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in the CarMax Group's inventory.

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

(H) Deferred Revenue: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.
     The CarMax Group sells its own service contracts and service contracts on behalf of unrelated third parties. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(I) Selling, General and Administrative Expenses: Operating profits generated by the Company's financing operations are recorded as a reduction to selling, general and administrative expenses.

(J) Advertising Expenses: All advertising costs are expensed as incurred.

(K) Net Earnings (Loss) Per Share: Net earnings per share for Circuit City Stock is computed by dividing net earnings attributable to Circuit City Stock, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the Offering and the Circuit City Group's 77.5 percent interest in the CarMax Group subsequent to the Offering, by the weighted average number of shares of Circuit City Stock and dilutive Circuit City Stock equivalents outstanding.
     Net loss per share for CarMax Stock is computed by dividing net loss attributable to CarMax Stock by the weighted average number of shares of CarMax Stock outstanding. Historical net loss per share is omitted from the statements of operations for periods prior to the Offering since CarMax Stock was not part of the capital structure of the Company for those periods.

(L) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees," and to provide the pro forma disclosure provisions of SFAS No. 123.

(M)  Transfers  and  Servicing  of  Financial  Assets  and   Extinguishments  of
Liabilities: In fiscal 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Adoption of SFAS No. 125 did not have a material impact on the Company's financial position, results of operations or liquidity.

(N) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of: The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," on March 1, 1996. Impairment of long-lived assets is recognized when the carrying amounts of the impaired assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

(O) Risks and Uncertainties: The Circuit City Group is the nation's largest retailer of brand-name consumer electronics and major appliances and a leading retailer of personal computers and music software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.
     The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. The CarMax Group's operations currently are concentrated in the southeastern United States. A severe economic downturn in the southeastern United States could negatively impact the CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(P) Corporate Allocations: The Company manages corporate general and administrative costs and other shared services on a centralized basis. Allocations of these corporate activities and their related expenses to the Groups is based on methods that the Company believes to be reasonable.
     The provision for federal income taxes is determined on a consolidated basis. The financial statement provision is reflected in each Group's financial statements in accordance with the Company's tax allocation policy. In general, this policy provides that the consolidated tax provision be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

(Q) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1997.


3. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                          1997          1996
------------------------------------------------------------------

Land and buildings (20 to 25 years).....   $  132,127     $  89,089
Construction in progress................      152,831       197,980
Furniture, fixtures and equipment
   (3 to 8 years)....................         506,324       389,845
Leasehold improvements (10 to 15 years).      433,085       353,157
Capital leases, primarily buildings
   (20 years)...........................       12,471        13,140
                                           ------------------------
                                            1,236,838     1,043,211
Less accumulated depreciation and
   amortization.........................      350,747       268,946
                                           ------------------------
Property and equipment, net.............   $  886,091     $ 774,265
                                           ------------------------


4. DEBT
Long-term debt at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                          1997          1996
------------------------------------------------------------------

Term loans...............................   $ 405,000      $275,000
Short-term debt expected to be
   refinanced............................           -       100,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.4% to 7.0%.............      13,706        12,393
Obligations under capital leases [NOTE 8]      13,074        13,204
                                            -----------------------
Total long-term debt.....................     431,780       400,597
Less current installments................       1,490         1,436
                                            -----------------------
Long-term debt, excluding
   current installments..................   $ 430,290      $399,161
                                            -----------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1997, the interest rate on the term loan was 5.86 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.80 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.73 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2001. The agreement provides for annual one-year extensions of the final maturity beginning on or before August 31, 1997, and each August 31 thereafter. No amounts were outstanding under the revolving credit agreement at February 28, 1997, or February 29, 1996.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $14,575,000 at February 28, 1997, and $13,073,000 at February 29, 1996.
     The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 1998 - $1,490,000; 1999 - $1,586,000; 2000 - $1,743,000; 2001 - $176,380,000; 2002 - $134,139,000.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1997, and February 29, 1996.
     Short-term debt includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                   Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)                   1997       1996
----------------------------------------------------------

Average short-term debt
   outstanding.......................  $186,569   $185,789
                                       -------------------
Maximum short-term debt
   outstanding.......................  $580,000   $479,000
                                       -------------------
Aggregate committed lines
   of credit.........................  $415,000   $255,000
                                       -------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.4 percent during fiscal 1997, 5.9 percent during fiscal 1996 and 5.3 percent during fiscal 1995.
     The Company capitalizes interest in connection with the construction of certain facilities. In fiscal 1997, interest capitalized amounted to $6,970,000 ($6,780,000 in fiscal 1996 and $3,846,000 in fiscal 1995).


5. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes follow:

                                   Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)            1997     1996      1995
----------------------------------------------------------

Current:
   Federal................... $ 55,673  $ 80,678   $21,250
   State.....................    6,964     4,536     5,730
                               ---------------------------
                                62,637    85,214    26,980
                               ---------------------------
Deferred:
   Federal...................   19,839    18,891    69,035
   State.....................    1,134     3,520     4,710
                               ---------------------------
                                20,973    22,411    73,745
                               ---------------------------
Provision for income taxes...  $83,610  $107,625  $100,725
                               ---------------------------

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                   1997      1996     1995
-------------------------------------------------------------

Federal statutory income
   tax rate.....................    35.0%     35.0%     35.0%
State and local income taxes,
   net of Federal benefit.......     3.0       2.5       2.5
                                    -------------------------
Effective income tax rate.......    38.0%     37.5%     37.5%
                                    -------------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1997, and February 29, 1996, are as follows:

(AMOUNTS IN THOUSANDS)                     1997      1996
---------------------------------------------------------

Deferred tax assets:
   Deferred revenue....................  $10,004   $24,475
   Inventory capitalization............    7,643     3,784
   Accrued expenses....................   30,176    34,190
   Other...............................    3,354     3,182
                                         -----------------
      Total gross deferred tax assets..   51,177    65,631
Deferred tax liabilities:
   Depreciation and amortization.......   43,085    39,800
   Prepaid benefit programs............        -       886
   Other prepaid expenses..............    7,982     6,337
   Other...............................   11,851     9,376
                                         -----------------
      Total gross deferred tax
        liabilities....................   62,918    56,399
                                         -----------------
Net deferred tax (liability) asset..... $(11,741)  $ 9,232
                                         -----------------

     Of the gross deferred tax assets at February 28, 1997, and at February 29, 1996, approximately $47 million and $61 million, respectively, can be realized by carrybacks or offsetting of deferred tax liabilities. Based on the Company's historical and current pre-tax earnings, management believes the remaining amount will be realized through future taxable income; therefore, no valuation allowance is necessary.


6. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock and CarMax Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $35 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $22 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, has been designated; 800,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(B) Voting Rights: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Stock shall have one vote and (ii) each outstanding share of CarMax Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Stock to a share of Circuit City Stock. If shares of only one series of common stock are outstanding, each share
                                       31

 of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(C) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby key employees are granted restricted shares of Circuit City Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three years from the date of grant. In fiscal 1997, restricted stock awards for 254,745 shares were granted to eligible employees. The market value of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1997, a total of $3,790,200 was charged to operations ($3,362,500 in 1996 and $2,552,500 in 1995). As of February 28, 1997, 570,609
restricted shares were outstanding.

(D) Employee Stock Purchase Plan: The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of Circuit City Stock, subject to certain limitations, at 85 percent of its market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. All shares have been redesignated as Circuit City Stock. At February 28, 1997, a total of 563,068 shares remained available under the Plan. During fiscal 1997, 499,338 shares were issued to or purchased on the open market for employees (474,889 in fiscal 1996 and 537,467 in fiscal 1995). The average price per share was $32.68 in fiscal 1997, $29.97 in fiscal 1996 and $22.23 in fiscal 1995. The purchase price discount is charged to operations and totaled $2,433,600 in fiscal 1997, $2,030,000 in fiscal 1996 and $1,760,200 in fiscal
1995.

(E) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Stock or CarMax Stock. The exercise price for incentive stock options for employees and non-qualified options for outside directors is equal to, or greater than, the market value at the date of grant; for non-qualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant.
     As of February 28, 1997, there were outstanding options to purchase shares of stock of the corporate entity comprising the CarMax Group. These options are held by management and key employees of the CarMax Group and vest evenly on the third, fourth and fifth anniversary of the grant date with a maximum option term of seven years. The exercise price is equal to, or greater than, the fair market value of the stock at the date of grant. The Company intends to convert these options into options to purchase CarMax Stock, preserving the aggregate intrinsic value of the options. In addition, the vesting provisions and option periods of the original grants will remain the same when converted.
     A summary of the status of the Company's stock options, assuming conversion of the CarMax Stock options, and changes during the years ended February 28 or 29 are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1997.

--------------------------------------------------------------------------------------------------------------------------------
Table 1                                              1997                           1996                          1995
--------------------------------------------------------------------------------------------------------------------------------


                                                    WEIGHTED AVERAGE                WEIGHTED AVERAGE            WEIGHTED AVERAGE
(Shares in Thousands)                       SHARES   EXERCISE PRICE       SHARES     EXERCISE PRICE    SHARES   EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------------

Circuit City Group:
Outstanding at beginning of year............  3,563       $18.63           3,709        $ 17.14         3,594         $16.69
Granted.....................................  2,159        43.38             763          22.98           750          18.34
Exercised...................................   (786)       17.67            (645)         12.64          (260)         10.18
Cancelled...................................   (108)       21.90            (264)         24.06          (375)         19.41
                                            --------                       -----                        -----
Outstanding at end of year.................   4,828       $29.76           3,563        $ 18.63         3,709         $17.14
                                            -------                        -----                        -----
Options exercisable at end of year..........  1,629       $17.24           1,847        $ 16.19         2,070         $15.70
                                            -------                        -----                        -----

CarMax Group:
Outstanding at beginning of year............  4,278       $ 0.22           3,518        $  0.22             -         $    -
Granted.....................................    961         1.68             796           0.22         3,518           0.22
Exercised...................................      -                            -              -             -              -
Cancelled...................................   (470)        0.27             (36)          0.22             -              -
                                               -----                       -----                        -----
Outstanding at end of year.................   4,769       $ 0.51           4,278        $  0.22         3,518         $ 0.22
                                              -----                        -----                        -----
Options exercisable at end of year..........      -       $    -               -        $     -             -         $    -
                                              -----                        -----                        -----


Table 2                                                   Options Outstanding                           Options Exercisable
----------------------------------------------------------------------------------------------------------------------------------

                                                           Weighted Average
(SHARES IN THOUSANDS)                            Number       Remaining    Weighted Average            Number    Weighted Average
Range of Exercise Price                        Outstanding Contractual Life Exercise Price           Exercisable  Exercise Price
----------------------------------------------------------------------------------------------------------------------------------

Circuit City Group:
$ 5.94 to 10.56.................................    285          1.0          $  8.59                      285       $  8.59
 13.19 to 20.13.................................  1,306          2.7            16.81                      886         16.09
 22.50 to 29.13.................................  1,057          3.9            23.62                      445         24.63
 29.50 to 36.88.................................  1,180          7.2            29.97                       13         34.47
 59.00..........................................  1,000          6.0            59.00                        -          -
                                                  -----                                                  -----
Total...........................................  4,828          4.6           $29.76                    1,629        $17.24
                                                  -----                                                  -----



CarMax Group:
$ 0.22..........................................  4,540          5.0          $  0.22                        -        $   -
  6.25.........................................     229          5.0             6.25                        -            -
                                                  -----                                                   ----
Total...........................................  4,769          5.0          $  0.51                        -        $   -
                                                  -----                                                   ----

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1997 may not be representative of the pro forma effects on net earnings for future years. The impact of applying SFAS No. 123 methods to the CarMax Group's net loss and net loss per share is immaterial.

(AMOUNTS IN THOUSANDS               Years Ended February 28 or 29
 EXCEPT PER SHARE DATA)                  1997           1996
-----------------------------------------------------------------

Circuit City Group:

Net earnings-as reported.............  $136,680       $ 179,375
Net earnings-pro forma...............   133,326         178,325

Net earnings per share-as reported...  $   1.38       $    1.82
Net earnings per share-pro forma.....      1.34            1.81

     For the purpose of computing the Circuit City Group's pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                               1997     1996

Expected dividend yield..................... 0.4%      0.4%
Expected stock volatility...................  33%       35%
Risk-free interest rates....................   6%        7%
Expected lives (in years)...................   4         4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $8 in fiscal 1997 and $9 in fiscal 1996.


7. PENSION PLAN
The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service The cost of the program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1997, and February 29, 1996.
     The components of net pension expense are as follows:

                               Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)             1997     1996     1995
----------------------------------------------------------

Service cost of benefits earned
   during the year.............   $9,388   $5,896   $4,485
Interest cost on projected
   benefit obligation..........    4,701    3,632    2,715
Actual return on plan assets...   (9,903)  (9,277)    (102)
Net amortization...............    6,908    6,314   (3,452)
                                  ------------------------
Net pension expense............  $11,094   $6,565   $3,646
                                  ------------------------

     Contributions required were $6,603,000 in fiscal 1997, $1,160,000 in fiscal
1996 and $3,710,000 in fiscal 1995.
     The following table sets forth the Plan's financial status and amounts recognized in the consolidated balance sheets as of February 28 or 29:

(AMOUNTS IN THOUSANDS)                     1997      1996
---------------------------------------------------------

Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested..............................  $ 43,568  $39,505
   Non-vested..........................     5,401    5,136
                                         -----------------
Total benefits.........................    48,969   44,641
Additional amounts related to projected
   salary increases....................    21,607   22,747
                                         -----------------
Projected benefit obligation for services
   rendered to date....................    70,576   67,388
Plan assets at fair value..............   (62,928) (47,093)
Projected benefit obligation in excess of
   plan assets.........................     7,648   20,295
Unrecognized gain (loss) from past
   experience..........................     3,328  (14,117)
Unrecognized prior service cost........       770      875
Unrecognized net obligation being
   recognized over 15 years............     1,010    1,212
                                         -----------------
Accrued pension cost...................  $ 12,756  $ 8,265
                                         -----------------

Assumptions used in the accounting for the pension plan were:

                                  Years Ended February 28 or 29

                                       1997     1996    1995
------------------------------------------------------------

Weighted average discount rate......   7.5%     7.0%    8.0%
Rate of increase in compensation
  levels............................   5.5%     6.0%    6.5%
Rate of return on plan assets.......   9.0%     9.0%    8.0%
                                       ---------------------


8. LEASE COMMITMENTS
The Company  conducts a substantial  portion of its business in leased premises.
The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                               Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)            1997        1996       1995
-------------------------------------------------------------

Minimum rentals.............. $ 184,618   $ 148,082   $ 118,042
Rentals based on sales
 volume......................     2,322       2,871       2,513
Sublease income..............   (11,121)     (9,996)     (8,875)
                                -------------------------------
Net.......................... $ 175,819   $ 140,957   $ 111,680
                                -------------------------------

     The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed-dollar rental commitments, some with rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 28 years at terms substantially the same as the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 1997, were:

                                        Operating   Operating
Fiscal                       Capital      Lease     Sublease
(AMOUNTS IN THOUSANDS)       Leases    Commitments   Income

1998.......................  $ 1,541   $  206,825  $(11,526)
1999.......................    1,579      204,587   (10,281)
2000.......................    1,662      202,486    (9,379)
2001.......................    1,681      201,317    (8,311)
2002.......................    1,725      198,164    (7,353)
After 2002.................   19,958    2,293,922   (42,526)
                             ------------------------------
Total minimum lease
   payments................   28,146   $3,307,301  $(89,376)
                                       --------------------
Less amounts representing
   interest................   15,072
                             -------
Present value of net
   minimum capital lease
   payments [NOTE 4].......  $13,074

     In fiscal 1997, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $201,694,000 ($183,900,000 in fiscal 1996 and $85,970,000 in fiscal 1995). The Company does not have continuing involvement under the sale-leaseback transactions.


9. SUPPLEMENTARY INCOME STATEMENT
   INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $354,270,000 (4.6 percent of net sales and operating revenues) in fiscal 1997, $324,335,000 (4.6 percent of net sales and operating revenues) in fiscal 1996 and $262,969,000 (4.7 percent of net sales and operating revenues) in fiscal 1995.


10. SECURITIZATIONS
(A) Credit Card Securitizations: The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank, its wholly owned credit card bank subsidiary (the "Bank Subsidiary"). The Company implemented SFAS No. 125 with respect to sales of credit card receivables occurring after December 31, 1996. Proceeds from securitization transactions were $551.1 million for fiscal 1997, $692.3 million for fiscal 1996 and $428.4 million for fiscal 1995.

At February 28 or 29 the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)               1997           1996
-----------------------------------------------------------

Securitized receivables.........  $2,594,651     $1,860,459
Interest retained by Company....    (293,586)      (110,459)
Net receivables transferred.....  $2,301,065     $1,750,000
                                  -------------------------
Net receivables transferred
   with recourse................  $1,317,565      $ 760,000
                                  -------------------------
Program capacity................  $2,665,000     $1,910,000
                                  -------------------------

     The Bank Subsidiary finances its private-label credit card program through a single master trust, through both private placement and the public market. During fiscal 1997, the Bank Subsidiary placed an additional $225 million in the public market for a total program capacity of $1,215 million. The master trust vehicle permits further expansion of the securitization programs to meet future receivables growth. The agreements have no recourse provisions.
     In addition, the Bank Subsidiary has an asset securitization program in place for its bank card receivables that allows, as of February 28, 1997, the transfer of up to $1,450 million in receivables. The bank card securitization agreements provide recourse to the Company for any cash flow deficiencies. The Company believes that as of February 28, 1997, no liability existed under these recourse provisions. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs.
     The Bank Subsidiary's servicing revenue, including gains on sales of receivables of $3.7 million for fiscal 1997, totaled $197.0 million for fiscal 1997, $142.9 million for fiscal 1996 and $77.8 million for fiscal 1995. The servicing fees specified in the credit card securitization agreements adequately compensate the Bank Subsidiary for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $3.2 million at February 28, 1997, and are included in net accounts receivable.

(B) Auto Loan Securitization: In fiscal 1996, the Company entered into a securitization agreement to finance the consumer installment credit receivables generated by First North American Credit Corporation ("FNAC"), an installment lending division of the Company. Proceeds from the auto loan securitization transaction were $58 million during fiscal 1997 and $87 million during fiscal 1996. The seasoned portfolio and more estimable losses allowed the Company to recognize gains on the sales of these receivables beginning in fiscal 1997.

At February 28 or 29 the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)                1997           1996
-----------------------------------------------------------

Securitized receivables...........  $155,234      $ 93,065
Interest retained by Company......   (10,234)       (6,065)
                                    ----------------------
Net receivables transferred.......  $145,000      $ 87,000
                                    ----------------------
Program capacity..................  $175,000      $100,000
                                    ----------------------

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated. Servicing revenue for FNAC, including gains on sales of receivables of $4.3 million in fiscal 1997, totaled $8.7 million for fiscal 1997 and $2.0 million for fiscal 1996 and for fiscal 1995.
     The servicing fee specified in the auto loan securitization agreement adequately compensates FNAC for servicing the loans. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fee are carried at fair value and amounted to $3.1 million at February 28, 1997, and are included in net accounts receivable.


11. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The Bank Subsidiary is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. The fair value of the swaps is the amount at which they could be settled based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1997, would result in a gain of $10.9 million and at February 29, 1996, would result in a gain of $19.4 million.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1997, would result in a gain of $0.1 million and at February 29, 1996, would result in a loss of $2.5 million.
     In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million relating to the auto loan receivable securitization to convert variable-rate financing costs to a fixed-rate obligation to better match the funding costs to the receivables being securitized. These swaps were entered into as part of the sale of receivables and are therefore included in the gain on the sale of receivables. The remaining notional amount outstanding under these swaps was $114 million at February 28, 1997, and $71 million at February 29, 1996.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.


12. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.


13. QUARTERLY FINANCIAL DATA (UNAUDITED)

(AMOUNTS IN THOUSANDS        First Quarter       Second Quarter         Third Quarter       Fourth Quarter            Year
EXCEPT PER SHARE DATA)    ----------------------------------------------------------------------------------------------------------
                            1997      1996       1997       1996       1997        1996      1997      1996       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
   revenues.......... $1,615,266 $1,391,658 $1,767,043 $1,600,805 $1,863,947 $1,783,446 $2,417,555 $2,253,214 $7,663,811 $7,029,123
                      -------------------------------------------------------------------------------------------------------------
Gross profit......... $  362,270 $  319,886 $  396,328 $  368,292 $  422,859 $  405,134 $  579,643 $  541,518 $1,761,100 $1,634,830
                      -------------------------------------------------------------------------------------------------------------
Net earnings (loss)
   attributable to:
   Circuit City Stock $   16,783 $   24,618 $   31,583 $   41,246 $   19,787 $   31,451 $   68,527 $   82,060 $  136,680 $  179,375
                      -------------------------------------------------------------------------------------------------------------
   CarMax Stock...... $        - $        - $        - $        - $        - $        - $     (266)$        - $     (266)$        -
                      -------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share:

   Circuit City Stock $     0.17 $     0.25 $     0.32 $     0.42 $     0.20 $     0.32 $     0.69 $     0.83 $     1.38 $     1.82
                      -------------------------------------------------------------------------------------------------------------
   CarMax Stock ..... $        - $        - $        - $        - $        - $        - $    (0.01)$        - $    (0.01)$        -
                      -------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

     The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 1997 and February 29, 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 1997 and February 29, 1996 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.

/s/KPMG Peat Markwick LLP

Richmond, Virginia
April 3, 1997


MANAGEMENT'S REPORT
--------------------------------------------------------------------------------
The Board of Directors and Stockholders of Circuit City Stores, Inc.:
The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries, as well as the financial statements of the Circuit City Group and the CarMax Group, have been prepared under the direction of management, which is responsible for their integrity and objectivity. These financial statements have been prepared in conformity with generally accepted accounting principles, except for the Circuit City Group which has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Generally accepted accounting principles require that the CarMax Group be consolidated with the Circuit City Group. However, management feels the manner in which the Circuit City Group is presented more clearly indicates the separate operating results of the core electronics business. The financial statements include amounts that are the best estimates and judgments of management with consideration given to materiality.
     Management is responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that the Company's established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.
     The Company's and the Groups' financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. Their Independent Auditors' Reports, which are based on audits made in accordance with generally accepted auditing standards, express opinions as to the fair presentation in conformity with generally accepted accounting principles of the financial statements. In performing their audits, KPMG Peat Marwick LLP considers the Company's internal control structure to the extent it deems necessary in order to issue its opinions on the Company's and the Groups' financial statements.
     The audit committee of the board of directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to assure each is properly discharging its responsibilities. KPMG Peat Marwick LLP and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.



/s/Richard L. Sharp
Richard L. Sharp
Chairman and Chief Executive Officer



/s/Michael T. Chalifoux
Michael T. Chalifoux
Senior Vice President, Chief Financial Officer and
Corporate Secretary
April 3, 1997

CIRCUIT CITY GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations and a retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's Financial Statements are identified by the term "Inter-Group." All other line items relate to Circuit City operations.
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The CarMax interest held by the Circuit City Group is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Circuit City Group's interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis refers to the Circuit City Group. Reported earnings reflect the Circuit City Group's 100 percent interest in the losses of the CarMax Group prior to the consummation of the offering on February 7, 1997, and the Circuit City Group's 77.5 percent interest in the CarMax Group from the offering to the end of fiscal year 1997. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the CarMax Group.


RESULTS OF OPERATIONS

SALES GROWTH
Total sales for the Circuit City Group increased 6 percent in fiscal 1997, to $7.15 billion. In fiscal 1996, total sales were $6.75 billion, a 23 percent increase from $5.51 billion in fiscal 1995.

Percentage Sales Change From Prior Year

                                      Circuit City Group

                                     Total  Comparable Industry
Fiscal                               Sales    Sales     Sales*

1997..............................     6%     (8)%      (8)%
1996..............................    23%      5%        6%
1995..............................    34%     15%       11%
1994..............................    26%      8%        7%
1993..............................    17%      7%        7%

* The industry sales rates are derived from Electronics Industries Association, Association of Home Appliance Manufacturers, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales. Music software is not included in industry sales prior to fiscal 1995. In those years, Circuit City was not a significant participant in this category.

     Continued geographic expansion of the Group's Circuit City Superstores produced the fiscal 1997 total sales increase. The contribution from new stores was partly offset by a comparable store sales decline of 8 percent, which reflects an estimated 8 percent reduction in industry sales. In fiscal 1997, the Group opened a net of 65 Superstores, including 14 in the last month of the year. The Group entered two major metropolitan markets, Detroit, Mich., and Pittsburgh, Penn. The Group also opened stores in smaller markets, added stores to existing markets and replaced or expanded 20 stores.
     The Group operates four Circuit City Superstore formats with square footage and merchandise assortments tailored to population and volume expectations for specific trade areas. The "D" format was developed in fiscal 1995 to serve the most populous trade areas. At the end of fiscal 1997, selling space in the "D" format stores averaged about 24,000 square feet with total square footage averaging 43,360. The "D" stores offer the largest merchandise assortment of all the formats. The "C" format constitutes the largest percent of the store base. Selling square footage in this format has been increased during the last several years, and new "C" stores in fiscal 1997 generally had between 17,000 square feet and 20,000 square feet of selling space. At the end of fiscal 1997, total square footage for all "C" stores averaged 34,220. The "B" format often is located in smaller markets or in trade areas that are on the fringes of larger metropolitan markets. At the end of fiscal 1997, selling space in these stores averaged approximately 12,000 square feet with an average total square footage of 25,318. The "B" stores offer a broad merchandise assortment that maximizes return on investment in their lower volume areas. The "A" format serves the least populated trade areas. Selling space averaged approximately 10,000 square feet at the end of fiscal 1997, and total square footage averaged 18,507. The "A" stores feature a layout, staffing levels and merchandise assortment that creates high productivity in the smallest markets.
     The Group also operates 45 mall-based Circuit City Express stores. These stores are located in regional malls, are approximately 2,000 to 3,000 square feet in size and sell small, gift-oriented items. During fiscal 1997, the Group opened a net of nine Circuit City Express stores.

Store Mix

                                 Retail Units at  Year End

Fiscal                          1997  1996 1995  1994  1993
Superstore
   "D" Superstore                95    61    12    -     -
   "C" Superstore               278   259   257  219   188
   "B" Superstore                54    46    37   30    24
   "A" Superstore                16    12     6    4     2
Electronics-Only                  5     5     5    7     7
Circuit City Express             45    36    35   34    39
                             -----------------------------
TOTAL                           493   419   352  294   260
                             -----------------------------

     Geographic expansion and the addition of product categories such as personal computers were the primary contributors to the Group's total sales growth from fiscal 1993 through fiscal 1996. Late in fiscal 1996, industry sales of consumer electronics and personal computers weakened, resulting in comparable store sales declines for the Circuit City Group. That softness continued into fiscal 1997, with personal computer sales declining even more dramatically during the second half of that year. The industry's weakness produced an intense promotional climate and lower average retail prices. Stronger industry sales of major appliances and fully featured video products, categories in which Circuit City maintains high market shares, partly offset decreased sales in the other categories. Based on market research and sales performance, management believes that Circuit City has gained market share in the major appliance, digital satellite system and big-screen television product classes during the past year. The industry weakness has resulted in a significant number of competitive store closings and reductions in competitor expansion plans. As a result, management believes that the Circuit City locations continue to maintain substantial shares in existing markets and to build significant shares in new markets.

Sales By Merchandise Categories*

Fiscal                 1997    1996    1995    1994    1993
-----------------------------------------------------------


TV...................  18%     17%       19%    20%     23%
VCR/Camcorders.......  14%     13%       14%    17%     19%
Audio................  18%     19%       22%    23%     23%
Home Office..........  24%     26%       20%    12%      7%
Appliances...........  15%     14%       15%    18%     19%
Other................  11%     11%       10%    10%      9%
                       ------------------------------------
TOTAL................ 100%    100%      100%   100%    100%
                      -------------------------------------

* In fiscal 1996, the Group moved cellular phones from the "Audio" category to the "Other" category and moved certain audio products from the "Other" category to the "Audio" category. Sales of these products have been reclassified for prior years.

     The Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. One of these programs is sold in most major markets and features in-home service for personal computer products. The second program covers electronics and major appliances and at the end of fiscal year 1997 was offered by approximately 85 percent of the Superstores. The remaining stores sell a Circuit City extended warranty. Gross dollar sales from all extended warranty programs were 6.0 percent of the Group's total sales in fiscal year 1997, compared with 5.9 percent in fiscal 1996 and 5.8 percent in fiscal 1995. Total extended warranty revenue, which is reported in the Group's total sales, was 5.1 percent of sales in fiscal years 1997 and 1996 and 5.4 percent in fiscal year 1995. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 3.6 percent of the Group's total sales in fiscal 1997, 3.0 percent in fiscal 1996 and 2.3 percent in fiscal 1995. The increase reflects the higher percentage of stores selling third-party contracts. The Group expects third-party extended warranty revenue to continue increasing in fiscal 1998.

Superstore Sales Per Total Square Foot

Fiscal

1997................................................  $499
1996................................................  $577
1995................................................  $584
1994................................................  $523
1993................................................  $487
                                                      ----

Superstore Sales Per Total Square Foot. Over the last five years, the Group has significantly increased the percentage of store square footage devoted to selling space. In fiscal 1995, the Group introduced the larger format "D" stores in some markets. These stores generate high sales volumes in specific trade areas but lower sales per total square foot than smaller Superstores. As a result, the Group's Superstore sales per total square foot declined in fiscal 1996. In fiscal 1997, these stores and the decline in comparable store sales again produced lower Superstore sales per total square foot. Management expects to reduce the square footage in future "D" stores. This reduction, a greater overall emphasis on smaller square footage stores and an improvement in comparable store sales should lead to higher sales per total square foot.

Impact of Inflation. Inflation has not been a significant contributor to the Group's results. In fact, during the past year, the average retail price has declined in virtually all of the Group's product categories. Management expects no significant short-term change in this trend. Because the Group purchases substantially all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

COST OF SALES, BUYING AND WAREHOUSING
The gross profit margin was 24.0 percent of sales in fiscal 1997, up from 23.9 percent in fiscal 1996 but down from 25.1 percent in fiscal 1995. The lower gross margins in fiscal years 1997 and 1996 versus fiscal year 1995 reflect weak industry sales and the resulting intensity in the promotional climate and a higher mix of personal computer sales. The lower margin in fiscal 1996 also reflects a higher mix of personal computer sales, which produce gross profit margins lower than the Group's average. In fiscal 1997, promotional pressure was offset by a reduction in personal computer sales when compared with the prior year and an increase in major appliance, digital satellite system and big-screen television sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased to 20.4 percent of sales in fiscal 1997 from 19.2 percent in fiscal 1996 and 19.9 percent in fiscal 1995. The increase primarily reflects the impact of comparable store sales declines and the less favorable productivity of larger-square-footage stores. These factors were partly offset by an ongoing focus on maximizing store productivity and corporate overhead efficiency and a net contribution from the credit card bank subsidiary. Operating profits generated by Circuit City's credit card bank subsidiary are recorded as a reduction to the Group's selling, general and administrative expenses. Throughout the past three years, the subsidiary has benefited from a generally low interest rate environment, which lowers the bank's cost of funds.

INTEREST EXPENSE
Interest expense was 0.3 percent of sales in fiscal 1997 and 1996 and 0.2 percent in fiscal 1995. Interest expense was incurred on allocated debt used to fund store expansion and working capital. The increase from fiscal 1995 to fiscal 1996 reflects higher interest rates, increased long-term debt and higher short-term borrowings resulting from the Group's growth.

INCOME TAXES
The Group's effective income tax rate was 38.2 percent in fiscal 1997 and 37.6 percent in both fiscal 1996 and fiscal 1995. The increase in the tax rate for fiscal 1997 reflects increased sales in states with higher tax rates.

EARNINGS BEFORE THE INTER-GROUP
INTEREST IN THE CARMAX GROUP
Earnings before the Inter-Group Interest in the CarMax Group declined 21 percent to $145.7 million in fiscal 1997. In fiscal 1996, earnings before the Inter-Group Interest were $184.6 million, a 7 percent increase from $172.0 million in fiscal 1995.

RETURN ON SALES
Return on sales before the Inter-Group Interest in the CarMax Group was 2.0 percent in fiscal 1997 compared with 2.8 percent in fiscal 1996 and 3.1 percent in fiscal 1995.

NET LOSS RELATED TO THE INTER-GROUP
INTEREST IN THE CARMAX GROUP
The CarMax Group has incurred losses, as anticipated, during the testing stage and with the initiation of the first phase of its national roll out announced in fiscal 1997. The net loss attributable to the Circuit City Group's Inter-Group Interest in the CarMax Group was $9.1 million in fiscal 1997, $5.2 million in fiscal 1996 and $4.1 million in fiscal 1995.

NET EARNINGS
Net earnings for the Circuit City Group were $136.7 million in fiscal 1997, $179.4 million in fiscal 1996 and $167.9 million in fiscal 1995. Net earnings per share were $1.38 in fiscal 1997, $1.82 in fiscal 1996 and $1.72 in fiscal 1995. The lower earnings in fiscal 1997 reflect the challenging industry environment faced by the Group and the higher losses incurred by the CarMax Group in fiscal 1997 versus fiscal 1996.

OPERATIONS OUTLOOK
Management believes that continued investment in Circuit City's Superstore expansion will maximize long-term shareholder value. Management estimates that in fiscal 1998 the remaining markets suitable for Superstore expansion will represent $29 billion of the consumer electronics, home office, major appliance and music software industry's total retail sales potential of $83 billion. By the year 2000, Circuit City expects to expand the Superstore base into most of these markets. In fiscal 1998, the Group expects to open approximately 60 Superstores, including an estimated 30 "C" stores. The majority of the openings will be "A", "B" and "C" stores. New-market entries will comprise 35 to 40 of the new Superstores, including approximately 15 in the New York City market and entries into Indianapolis, Ind.; Dayton and Columbus, Ohio; and numerous smaller markets. The Group also plans to replace 10 to 15 stores and add Circuit City Express stores.
     Management  believes  that a modest  upturn in the industry  would  produce stronger  sales  growth than  experienced  in fiscal  1997.  Management  remains cautious but optimistic in its fiscal 1998 outlook, given the weaker-than-expected sales during the second half of fiscal 1997 and limited new product introductions. Growth for the full year will be influenced by the timing and strength of a pickup in the industry and new product introductions, such as DVD, or digital video disc.
     The intense promotional climate in the second half of fiscal 1996 and in fiscal 1997 has prompted some industry consolidation, which management believes will continue in fiscal 1998. Although the rationalization of industry square footage may produce a short-term negative effect on the Group's sales and gross margin, it should have a positive impact over the long term as the Circuit City stores gain a portion of the vacated market share. Management believes that the Group's financial condition and in-store execution leave it well-positioned competitively. Management believes this competitive position, an upturn in the industry and the Group's continued expansion represent substantial long-term earnings potential.
     Management expects CarMax to generate results in fiscal 1998 similar to those in fiscal 1997 and to generate profits by fiscal 1999. The CarMax results will be reflected in the Circuit City Group's Inter-Group Interest.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early application is not permitted. This statement establishes new standards for computing and presenting earnings per share. The Circuit City Group has not determined the impact of SFAS No. 128 on its earnings per share computations and presentation.


FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
In fiscal 1997,  net cash  provided by operating  activities  was $39.7  million compared with $71.5 million used in operating activities in fiscal 1996 and $115.0 million provided by operating activities in fiscal 1995. The fiscal 1997 improvement primarily reflects less rapid growth in inventory and a higher increase in accounts payable offset by an increase in accounts receivable and lower net earnings. The fiscal 1996 decrease in cash principally reflects the limited earnings growth and lower increases in the provision for deferred income taxes and in accounts payable, accrued expenses, other current liabilities and accrued income taxes.
     Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements and allocated short-and long-term debt. Capital expenditures of $451.6 million in fiscal 1997 principally reflect Superstores opened during the year and a portion of the Superstores opening in fiscal 1998. The sale-leaseback and landlord reimbursement transactions completed in fiscal 1997 totaled $316.3 million and were largely related to real estate purchased in fiscal 1997 and fiscal 1996. Capital expenditures of $491.4 million in fiscal 1996 and $342.4 million in fiscal 1995 largely were incurred in connection with the Superstore expansion program.
     The Company's credit card bank subsidiary primarily funds its credit card programs through securitization transactions, which allow the subsidiary to sell the receivables while retaining a small interest in the receivables. The subsidiary has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.22 billion in receivables through both private placement and the public market. A second securitization program allows for the transfer of up to $1.45 billion in receivables related to the subsidiary's bankcard programs. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that these securitization programs can be expanded to accommodate future receivables growth.
     The Group relies on Circuit City Stores, Inc. external debt allocated to the Group to provide working capital needed to fund net assets not otherwise disposed of through sale-leasebacks or the securitization of receivables. All significant financial activities of the Group are managed by the Company on a centralized basis and are dependent on the financial condition of Circuit City Stores, Inc. Such financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. At the end of fiscal 1997, the Circuit City Group retained a 77.5 percent interest in the equity of the CarMax Group. Therefore, the offering had the effect of increasing equity for the Circuit City Group by $323.9 million.
     Management believes that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores, Inc. debt allocated to the Circuit City Group and cash generated by operations will be sufficient to fund the Circuit City Group's capital expenditures and operations. In fiscal 1998, the Group anticipates capital expenditures of approximately $480 million.


FORWARD-LOOKING STATEMENTS

     The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the new "safe harbor" provisions of the Act and has included a section in "Management's Discussion and Analysis" for Circuit City Stores, Inc. in order to do so. Company statements that are not historical facts, including statements about management's expectations for fiscal year 1998 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the Circuit City Stores, Inc. "Management's Discussion and Analysis" for a review of possible risks and uncertainties.

CIRCUIT CITY GROUP STATEMENTS OF EARNINGS
------------------------------------------------------------------------------------------------------------------------------
                                                                            Years Ended February 28 or 29
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)           1997          %            1996         %            1995          %
------------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES.................   $ 7,153,562     100.0     $ 6,753,266      100.0     $5,505,945      100.0
Cost of sales, buying and warehousing............     5,435,923      76.0       5,142,009       76.1      4,125,800       74.9
                                                    --------------------------------------------------------------------------

GROSS PROFIT.....................................     1,717,639      24.0       1,611,257       23.9      1,380,145       25.1
                                                    --------------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 3 AND 10].....................     1,458,183      20.4       1,293,990       19.2      1,095,578       19.9
Interest expense [NOTES 3 AND 5].................        23,503       0.3          21,325        0.3          8,985        0.2
                                                    --------------------------------------------------------------------------

TOTAL EXPENSES...................................     1,481,686      20.7       1,315,315       19.5      1,104,563       20.1
                                                    --------------------------------------------------------------------------

Earnings before income taxes and Inter-Group
   Interest in the CarMax Group..................       235,953       3.3         295,942        4.4        275,582        5.0
Provision for income taxes [NOTES 3 AND 6].......        90,221       1.3         111,332        1.6        103,600        1.9
                                                    --------------------------------------------------------------------------

EARNINGS BEFORE INTER-GROUP INTEREST
   IN THE CARMAX GROUP...........................       145,732       2.0         184,610        2.8        171,982        3.1
Net loss related to Inter-Group Interest in the
   CarMax Group [NOTE 2].........................         9,052       0.1           5,235        0.1          4,107        0.1
                                                    --------------------------------------------------------------------------

NET EARNINGS.....................................   $   136,680       1.9     $   179,375        2.7     $  167,875        3.0
                                                    --------------------------------------------------------------------------

Weighted average common shares and
   common share equivalents......................        99,342                    98,546                    97,369
                                                    -----------               -----------                ----------

NET EARNINGS PER SHARE [NOTE 2]..................   $      1.38               $      1.82                $     1.72
                                                    -----------               -----------                ----------

See accompanying notes to group financial statements.

                                       42


CIRCUIT CITY GROUP BALANCE SHEETS
                                                                                                  At February 28 or 29
(AMOUNTS IN THOUSANDS)                                                                         1997                  1996
-----------------------------------------------------------------------------------------------------------------------------


ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents..............................................................  $    32,222          $    41,485
   Net accounts and notes receivable [NOTE 11]............................................      503,624              307,833
   Merchandise inventory..................................................................    1,310,103            1,261,511
   Deferred income taxes [NOTE 6].........................................................       23,764               29,272
   Prepaid expenses and other current assets..............................................       10,711               16,627
                                                                                            --------------------------------

   TOTAL CURRENT ASSETS...................................................................    1,880,424            1,656,728
   Property and equipment, net [NOTES 4 AND 5]............................................      793,917              754,405
   Inter-Group Interest in the CarMax Group [NOTE 2]......................................      303,657                    -
   Other assets...........................................................................       30,258               16,080
                                                                                            --------------------------------

   TOTAL ASSETS ..........................................................................  $ 3,008,256          $ 2,427,213
                                                                                             --------------------------------

LIABILITIES AND GROUP EQUITY
   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 5 AND 9].................................  $     1,490          $     1,436
   Accounts payable.......................................................................      692,461              592,089
   Short-term debt [NOTE 5]...............................................................          347               74,037
   Inter-group payable [NOTE 3]...........................................................       48,147                    -
   Accrued expenses and other current liabilities.........................................      103,441              122,625
   Accrued income taxes...................................................................        8,560                9,375
                                                                                            --------------------------------

   TOTAL CURRENT LIABILITIES..............................................................      854,446              799,562
   Long-term debt, excluding current installments [NOTES 5 AND 9].........................      430,290              320,642
   Deferred revenue and other liabilities.................................................      163,700              212,563
   Inter-Group Interest in the CarMax Group [NOTE 2]......................................            -               11,201
   Deferred income taxes [NOTE 6].........................................................       33,123               19,324
                                                                                            --------------------------------

   TOTAL LIABILITIES......................................................................    1,481,559            1,363,292

   GROUP EQUITY...........................................................................    1,526,697            1,063,921
                                                                                            --------------------------------
   Commitments and contingent liabilities [NOTES 1, 8, 9, 11, 12 AND 13]

   TOTAL LIABILITIES AND GROUP EQUITY.....................................................  $ 3,008,256          $ 2,427,213
                                                                                            --------------------------------

See accompanying notes to group financial statements.

                                       43



CIRCUIT CITY GROUP STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------

                                                                                   Years Ended February 28 or 29
(AMOUNTS IN THOUSANDS)                                                   1997                  1996                  1995
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:
   Net earnings.....................................................  $  136,680            $ 179,375              $ 167,875
   Adjustments to reconcile net earnings to net cash provided by
      (used in) operating activities:
      Net loss related to Inter-Group Interest in the CarMax Group..       9,052                5,235                  4,107
      Depreciation and amortization.................................      97,313               78,991                 66,607
      (Gain) loss on sales of property and equipment................      (1,540)               5,600                  2,199
      Provision for deferred income taxes...........................      19,307               21,301                 73,333
      Decrease in deferred revenue and other liabilities............     (48,863)             (28,604)               (27,102)
      Increase in net accounts and notes receivable.................    (195,791)             (87,594)               (41,574)
      Increase in merchandise inventory, prepaid expenses and other
         current assets.............................................     (42,676)            (275,260)              (281,394)
      (Increase) decrease in other assets...........................     (14,178)               1,911                 (3,819)
      Increase in accounts payable, accrued expenses and
         other current liabilities, and accrued income taxes........      80,373               27,579                154,757
                                                                      ------------------------------------------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..............      39,677              (71,466)               114,989
                                                                      ------------------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment..............................    (451,561)            (491,399)              (342,416)
   Proceeds from sales of property and equipment....................     316,276              225,704                137,181
                                                                      ------------------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES............................    (135,285)            (265,695)              (205,235)
                                                                      -------------------------------------------------------

FINANCING ACTIVITIES:
   (Payments on) proceeds from issuance of short-term debt, net.....     (73,690)              74,037                      -
   Increase in inter-group payable..................................      48,147                    -                      -
   Proceeds from issuance of long-term debt, net....................     109,702              252,724                 62,263
   Equity issuances, net............................................      15,385               18,245                  8,352
   Dividends paid...................................................     (13,199)             (11,163)                (9,155)
                                                                      -------------------------------------------------------

   NET CASH PROVIDED BY FINANCING ACTIVITIES........................      86,345              333,843                 61,460
                                                                      ------------------------------------------------------
Decrease in cash and cash equivalents...............................      (9,263)              (3,318)               (28,786)
Cash and cash equivalents at beginning of year......................      41,485               44,803                 73,589
                                                                      ------------------------------------------------------

Cash and cash equivalents at end of year............................  $   32,222            $  41,485              $  44,803
                                                                      ------------------------------------------------------

See accompanying notes to group financial statements.

                                       44



CIRCUIT CITY GROUP STATEMENTS OF GROUP EQUITY
-----------------------------------------------------------------------------------------------------------------------------

(AMOUNTS IN THOUSANDS)

BALANCE AT MARCH 1, 1994.......................................................................................  $   710,392
                                                                                                                 -----------
   Net earnings................................................................................................      167,875
   Equity issuances, net.......................................................................................        8,352
   Cash dividends..............................................................................................       (9,155)
                                                                                                                 -----------

BALANCE AT FEBRUARY 28, 1995...................................................................................      877,464
                                                                                                                 -----------
   Net earnings................................................................................................      179,375
   Equity issuances, net.......................................................................................       18,245
   Cash dividends..............................................................................................      (11,163)
                                                                                                                 -----------

BALANCE AT FEBRUARY 29, 1996...................................................................................    1,063,921
                                                                                                                 -----------

   Net earnings................................................................................................      136,680
   Equity issuances, net.......................................................................................       15,385
   Cash dividends..............................................................................................      (13,199)
   Inter-Group Interest adjustment resulting from the Offering [NOTE 2]........................................      323,910
                                                                                                                 -----------

BALANCE AT FEBRUARY 28, 1997...................................................................................  $ 1,526,697
                                                                                                                 -----------

See accompanying notes to group financial statements.

NOTES TO CIRCUIT CITY GROUP FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1. BASIS OF PRESENTATION
On January 24, 1997, the shareholders of Circuit City Stores, Inc. and its subsidiaries (the "Company") authorized a restructuring of the existing common stock of the Company into two new series of common stock intended to reflect separately the performance of the Company's two main businesses - the consumer electronics, major appliance, personal computer and music software retail business, including its interest in the CarMax Group referred to below (the "Circuit City Group"), and the used- and new-car retail business (the "CarMax Group").
     Subsequent to shareholder approval, the board of directors approved the redesignation of each share of the Company's existing common stock as a share of a new series of common stock called Circuit City Stores, Inc.-Circuit City Group Common Stock, par value $0.50 per share ("Circuit City Stock"), which is intended to reflect separately the performance of the Circuit City Group, which is generally comprised of (i) the Company's consumer electronics, major appliance, personal computer and music software retail business, (ii) an interest in the CarMax Group, which excludes the interest represented by any outstanding shares of CarMax Stock, as described below, and (iii) all other businesses in which the Company may be engaged (other than those comprising the CarMax Group). For presentation purposes, this redesignation of the Company's common stock has been treated as if it occurred as of the beginning of the earliest period presented in the accompanying financial statements. In addition, the board of directors authorized the designation and issuance of shares of a new series of common stock called Circuit City Stores, Inc.-CarMax Group Common Stock, par value $0.50 per share ("CarMax Stock"), which is intended to reflect separately the performance of the used- and new-car retail business that comprises the CarMax Group. The Circuit City Group and the CarMax Group are sometimes referred to collectively as the "Groups" and individually as a "Group."
     On February 7, 1997, the Company completed an offering of 21,860,000 shares of CarMax Stock for cash in a public offering (the "Offering") for $20.00 per share aggregating $437.2 million in proceeds before deducting related expenses of $24.9 million. The Company allocated the net proceeds of the Offering to the CarMax Group. Upon completion of the Offering and without giving effect to options, the outstanding CarMax Stock represented 22.5 percent of the equity value of the CarMax Group, and the Circuit City Group held a 77.5 percent interest (the "Inter-Group Interest") in the equity value of the CarMax Group.
     The Circuit City Group financial statements give effect to the management and allocation policies adopted by the board of directors, as described under "Corporate Activities" below. The Circuit City Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical financial position, results of operations and cash flows of the Circuit City Group, (ii) an allocated portion of the Company's debt, including the related effects upon results of operations and cash flows, (iii) an allocated portion of the Company's corporate general and administrative costs and (iv) the Inter-Group Interest held by the Circuit City Group in the CarMax Group.
     Holders of Circuit City Stock and holders of CarMax Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The financial results of the Circuit City Group and of the CarMax Group could affect the market price of either series of stock or the assets legally available for payment of dividends. Accordingly, the Circuit City Group's financial information should be read in conjunction with the Company's consolidated financial information and the CarMax Group's financial information.


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) Cash and Cash Equivalents: No cash equivalents were allocated to the Circuit City Group at February 28, 1997. Cash equivalents of $10,113,000 at February 29, 1996, consist of highly liquid debt securities with original maturities of three months or less.

(B) Fair Value of Financial Instruments: The Company enters into financial instruments on behalf of the Circuit City Group. The carrying value of the Circuit City Group's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Circuit City Group does not anticipate loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

(C) Merchandise Inventory: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.

(D) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives, which range from three to 25 years.
     Property held under capital leases is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized straight-line over the lease term or the estimated useful life of the asset, whichever is shorter.

(E) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.
                                       46

(F) Income Taxes: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(G) Deferred Revenue: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

(H) Inter-Group Interest: Prior to the Offering, the Circuit City Group had a 100 percent Inter-Group Interest in the CarMax Group. Following completion of the Offering, the Circuit City Group held a 77.5 percent Inter-Group Interest in the CarMax Group. For purposes of these group financial statements, the Circuit City Group accounts for the Inter-Group Interest in a manner similar to the equity method of accounting. Accordingly, the Circuit City Group's Inter-Group Interest in the equity value of the Company attributable to the CarMax Group has been reflected as "Inter-Group Interest in the CarMax Group" on the Circuit City Group balance sheets. Similarly, the net losses of the CarMax Group attributable to the Circuit City Group's Inter-Group Interest are reflected as "Net loss related to Inter-Group Interest in the CarMax Group" on the Circuit City Group statements of earnings. All amounts corresponding to the Circuit City Group's Inter-Group Interest in the CarMax Group in these group financial statements represent the Circuit City Group's proportional interest in the businesses, assets and liabilities and income and expenses of the CarMax Group.
     The carrying value of the Circuit City Group's Inter-Group Interest in the CarMax Group has been decreased proportionally for the net loss of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Stock, an amount that is proportionate to the aggregate amount so paid in respect to shares of CarMax Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its Inter-Group Interest and would reduce the related book value.

(I) Selling, General and Administrative Expenses: Operating profits generated by financing operations are recorded as a reduction to selling, general and administrative expenses.

(J) Advertising Expenses: All advertising costs are expensed as incurred.

(K) Net Earnings Per Share: Net earnings per share for Circuit City Stock is computed by dividing net earnings attributable to Circuit City Stock, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the Offering and the Circuit City Group's 77.5 percent interest in the CarMax Group subsequent to the Offering, by the weighted average number of shares of Circuit City Stock and dilutive Circuit City Stock equivalents outstanding.

(L) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosure provisions of SFAS No. 123.

(M)  Transfers  and  Servicing  of  Financial  Assets  and   Extinguishments  of
Liabilities: In fiscal 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Adoption of SFAS No. 125 did not have a material impact on the Circuit City Group's financial position, results of operations or liquidity.

(N) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of: The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," on March 1, 1996. Impairment of long-lived assets is recognized when the carrying amounts of the impaired assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of SFAS No. 121 did not have a material impact on the Circuit City Group's financial position, results of operations or liquidity.

(O) Risks and Uncertainties: The Circuit City Group is the nation's largest retailer of brand-name consumer electronics and major appliances and a leading retailer of personal computers and music software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Circuit City Group's operating results.

                                       47

     Because of the Inter-Group Interest, the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. The CarMax Group's operations currently are concentrated in the southeastern United States. A severe economic downturn in the southeastern United States could negatively impact the CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Circuit City Group.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(P) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1997.


3. CORPORATE ACTIVITIES
The Circuit City Group's financial statements reflect the application of the management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) Financial Activities: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated debt of the Circuit City Group consists of (i) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (ii) a portion of the Company's debt that is allocated between the Groups ("pooled debt"). The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as an inter-group payable on the balance sheet.

(B) Corporate General and Administrative Costs: Corporate general and administrative costs and other shared services generally have been allocated to the Circuit City Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group.

(C) Income Taxes: The Circuit City Group is included in the consolidated federal income tax return and certain state tax returns filed by the Company. Accordingly, the provision for federal income taxes and related payments of tax are determined on a consolidated basis. The financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds will be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.


4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                       1997         1996
---------------------------------------------------------------

Land and buildings (20 to 25 years)...  $  116,638   $   85,263
Construction in progress..............      88,779      188,790
Furniture, fixtures and equipment
   (3 to 8 years).....................     496,657      384,330
Leasehold improvements (10 to 15 years)    427,322      350,696
Capital leases, primarily buildings
   (20 years).........................      12,471       13,140
                                        -----------------------
                                         1,141,867    1,022,219
Less accumulated depreciation and
   amortization.......................     347,950      267,814
                                        -----------------------

PROPERTY AND EQUIPMENT, NET...........  $  793,917   $  754,405
                                        -----------------------


5. DEBT
Long-term pooled debt of the Company at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                        1997        1996
--------------------------------------------------------------

Term loans..............................  $ 405,000   $ 275,000
Short-term debt expected to be
   refinanced...........................          -     100,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest ranging
   from 5.4% to 7.0%....................     13,706      12,393
Obligations under capital leases [NOTE 9]    13,074      13,204
                                          ---------------------
Total long-term debt....................    431,780     400,597
Less current installments...............      1,490       1,436
                                          ---------------------
Long-term debt, excluding
   current installments.................  $ 430,290   $ 399,161
                                          ---------------------
Portion of long-term debt allocated to
   Circuit City Group...................  $ 431,780   $ 322,078
                                          ---------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1997, the interest rate on the term loan was 5.86 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.80 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.73 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2001. The agreement provides for annual one-year extensions of the final maturity beginning on or before August 31, 1997, and each August 31 thereafter. No amounts were outstanding under the revolving credit agreement at February 28, 1997, or February 29, 1996.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $14,575,000 at February 28, 1997, and $13,073,000 at February 29, 1996.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1997, and February 29, 1996.
     Short-term debt of the Company includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                   Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)                   1997       1996
----------------------------------------------------------

Average short-term debt
   outstanding.......................  $186,569   $185,789
                                       -------------------
Maximum short-term debt
   outstanding.......................  $580,000   $479,000
                                       -------------------
Aggregate committed lines
   of credit.........................  $415,000   $255,000
                                       -------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.4 percent during fiscal 1997, 5.9 percent during fiscal 1996 and 5.3 percent during fiscal 1995.
     Interest expense allocated by the Company to the Circuit City Group, excluding interest capitalized, was $23,502,965 in fiscal 1997, $21,325,263 in fiscal 1996 and $8,984,907 in fiscal 1995. The Circuit City Group capitalizes interest in connection with the construction of certain facilities. In fiscal 1997, interest capitalized amounted to $6,072,000 ($5,466,000 in fiscal 1996 and $3,670,000 in fiscal 1995).


6. INCOME TAXES
The components of the provision for income taxes on earnings before income taxes and Inter-Group Interest in the CarMax Group follow:

                             Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)         1997       1996       1995
---------------------------------------------------------

Current:
   Federal.................  $62,649   $ 84,348   $ 23,786
   State...................    8,265      5,683      6,481
                             -----------------------------
                              70,914     90,031     30,267
                             -----------------------------
Deferred:
   Federal.................   18,150     18,047     68,719
   State...................    1,157      3,254      4,614
                             -----------------------------
                              19,307     21,301     73,333
                             -----------------------------
Provision for income taxes.  $90,221   $111,332   $103,600
                             -----------------------------

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                      1997     1996     1995
------------------------------------------------------------

Federal statutory income
   tax rate.......................    35.0%    35.0%    35.0%
State and local income taxes,
   net of Federal benefit.........     3.2      2.6      2.6
                                      -----------------------
Effective income tax rate.........    38.2%    37.6%    37.6%
                                      -----------------------

                                       49


     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1997, and February 29, 1996, are as follows:


(AMOUNTS IN THOUSANDS)                     1997      1996
---------------------------------------------------------

Deferred tax assets:
   Deferred revenue....................  $  9,421  $22,655
   Inventory capitalization............     8,871    5,691
   Accrued expenses....................    29,981   34,190
   Other...............................     2,690    3,090
                                         -----------------
      Total gross deferred tax assets..    50,963   65,626
Deferred tax liabilities:
   Depreciation and amortization.......    42,544   39,448
   Prepaid benefit programs............         -      886
   Other prepaid expenses..............     7,351    6,333
   Other...............................    10,427    9,011
                                         -----------------
      Total gross deferred tax
        liabilities....................    60,322   55,678
                                         -----------------
Net deferred tax (liability) asset.....  $ (9,359) $ 9,948
                                         -----------------

     Of the gross deferred tax assets at February 28, 1997, and February 29, 1996, approximately $46 million and $59 million, respectively, can be realized by carrybacks or offsetting of deferred tax liabilities. Based on the Circuit City Group's historical and current pre-tax earnings, management believes the remaining amount will be realized through future taxable income; therefore, no valuation allowance is necessary.


7. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $35 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, has been designated; 300,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series F which are related to similar rights held by CarMax Group shareholders.

(B) Voting Rights: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Stock shall have one vote and (ii) each outstanding share of CarMax Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Stock to a share of Circuit City Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(C) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby key employees are granted restricted shares of Circuit City Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three years from the date of grant. In fiscal 1997, restricted stock awards for 254,745 shares were granted to eligible employees. The market value of these shares has been recorded as unearned compensation and is a component of stockholder's equity. Unearned compensation is expensed over the restriction periods. In fiscal 1997, a total of $3,790,200 was charged to Circuit City Group operations ($3,362,500 in 1996 and $2,552,500 in 1995). As of February 28, 1997,
570,609 restricted shares were outstanding.

(D) Employee Stock Purchase Plan: The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of Circuit City Stock, subject to certain limitations, at 85 percent of its market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. All shares have been redesignated as Circuit City Stock. At February 28, 1997, a total of 563,068 shares remained available under the Plan. During fiscal 1997, 499,338 shares were issued to or purchased on the open market for employees (474,889 in fiscal 1996 and 537,467 in fiscal 1995). The average price per share was $32.68 in fiscal 1997, $29.97 in fiscal 1996 and $22.23 in fiscal 1995. The purchase price discount is charged to Circuit City Group operations and totaled $2,433,600 in fiscal 1997, $2,030,000 in fiscal 1996 and $1,760,200 in fiscal 1995.

(E) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Stock. The exercise price for incentive stock options for employees and non-qualified options for outside directors is equal to, or greater than, the market value at the date of grant; for non-qualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant.
     A summary of the status of the Circuit City Group's stock options and changes during the years ended February 28 or 29 is shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1997.
     The   Circuit   City  Group   applies   APB  Opinion  No.  25  and  related
interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1997 may not be representative of the pro forma effects on net earnings for future years.


(AMOUNTS IN THOUSANDS                Years Ended February 28 or 29
EXCEPT PER SHARE DATA)                    1997           1996
---------------------------------------------------------------


Net earnings-as reported.............   $136,680       $179,375
Net earnings-pro forma...............    133,326        178,325

Net earnings per share-as reported...   $   1.38       $   1.82
Net earnings per share-pro forma.....       1.34           1.81

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                              1997      1996

Expected dividend yield...................   0.4%      0.4%
Expected stock volatility.................    33%       35%
Risk-free interest rates..................     6%        7%
Expected lives (in years).................     4         4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $8 in fiscal 1997 and $9 in fiscal 1996.


Table 1                                              1997                            1996                         1995
----------------------------------------------------------------------------------------------------------------------------------

                                                   Weighted Average                 Weighted Average              Weighted Average
(SHARES IN THOUSANDS)                        Shares Exercise Price           Shares  Exercise Price      Shares    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year............  3,563       $18.63             3,709       $17.14           3,594       $16.69
Granted.....................................  2,159        43.38               763        22.98             750        18.34
Exercised...................................   (786)       17.67              (645)       12.64            (260)       10.18
Canceled....................................   (108)       21.90              (264)       24.06            (375)       19.41
                                               ----                           ----                         ----
Outstanding at end of year..................  4,828       $29.76             3,563       $18.63           3,709       $17.14
                                              -----                          -----                        -----
Options exercisable at end of year..........  1,629       $17.24             1,847       $16.19           2,070       $15.70
                                              -----                          -----                        -----


Table 2                                                    Options Outstanding                         Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------

                                                              Weighted Average
(SHARES IN THOUSANDS)                               Number        Remaining    Weighted Average         Number    Weighted Average
Range of Exercise Price                           Outstanding Contractual Life  Exercise Price       Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------------------------------

$ 5.94 to 10.56....................................    285          1.0            $ 8.59                 285         $ 8.59
 13.19 to 20.13....................................  1,306          2.7             16.81                 886          16.09
 22.50 to 29.13....................................  1,057          3.9             23.62                 445          24.63
 29.50 to 36.88....................................  1,180          7.2             29.97                  13          34.47
 59.00.............................................  1,000          6.0             59.00                   -              -
                                                     -----                                              -----
Total..............................................  4,828          4.6            $29.76               1,629         $17.24
                                                     -----                                              -----

8. PENSION PLAN
The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of this program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1997, and February 29, 1996.
     Eligible employees of the Circuit City Group participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation.
     The components of net pension expense for the Circuit City Group are as follows:

                              Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)           1997      1996      1995
----------------------------------------------------------

Service cost of benefits earned
   during the year...........  $ 9,226    $5,756    $4,451
Interest cost on projected
   benefit obligation........    4,667     3,606     2,710
Actual return on plan assets.   (9,783)   (9,149)     (101)
Net amortization.............    6,830     6,227    (3,434)
                               ---------------------------
Net pension expense..........  $10,940    $6,440    $3,626
                               ---------------------------

     The following table sets forth the Circuit City Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28 or 29:

(AMOUNTS IN THOUSANDS)                     1997      1996
----------------------------------------------------------

Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested..............................  $ 43,367  $39,263
   Non-vested..........................     5,290    5,104
                                         -----------------
Total benefits.........................    48,657   44,367
Additional amounts related to projected
   salary increases....................    21,398   22,532
                                         -----------------
Projected benefit obligation for services
   rendered to date....................    70,055   66,899
Plan assets at fair value..............   (62,033) (46,444)
Projected benefit obligation in excess of
   plan assets.........................     8,022   20,455
Unrecognized gain (loss) from past
   experience..........................     3,276  (13,922)
Unrecognized prior service cost........       760      863
Unrecognized net obligation being
   recognized over 15 years............       996    1,195
                                         -----------------
Accrued pension cost...................  $ 13,054  $ 8,591
                                         -----------------
     Assumptions used in the accounting for the pension plan were:


                                   Years Ended February 28 or 29

                                         1997    1996    1995
-------------------------------------------------------------

Weighted average discount rate......     7.5%    7.0%    8.0%
Rate of increase in compensation
  levels............................     5.5%    6.0%    6.5%
Rate of return on plan assets.......     9.0%    9.0%    8.0%
                                         --------------------

9. LEASE COMMITMENTS
The Circuit City Group conducts a substantial portion of its business in leased premises. The Circuit City Group's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                               Years Ended February 28 or 29
(AMOUNTS IN THOUSANDS)            1997      1996      1995
------------------------------------------------------------

Minimum rentals..............  $178,599  $144,232  $117,012
Rentals based on sales
  volume.............             2,322     2,871     2,513
Sublease income..............   (11,121)   (9,996)   (8,875)
                               ----------------------------
Net..........................  $169,800  $137,107  $110,650
                               ----------------------------

     The Circuit City Group computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Circuit City Group's other leases are fixed-dollar rental commitments, some with rent escalations based on the Consumer Price Index. Most provide that the Circuit City Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 25 years at terms substantially the same as the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 28, 1997, were:

                                            Operating    Operating
Fiscal                           Capital      Lease      Sublease
(AMOUNTS IN THOUSANDS)           Leases    Commitments    Income

1998..........................  $ 1,541   $  200,406   $ (11,526)
1999..........................    1,579      198,170     (10,281)
2000..........................    1,662      196,194      (9,379)
2001..........................    1,681      195,064      (8,311)
2002..........................    1,725      191,911      (7,353)
After 2002....................   19,958    2,201,090     (42,526)
                                --------------------------------
Total minimum lease payments..   28,146   $3,182,835   $ (89,376)
                                          ----------------------
Less amounts representing
   interest...................   15,072
                                -------
Present value of net
   minimum capital lease
   payments [NOTE 5]..........  $13,074
                                -------

     In fiscal 1997, the Company entered into sale-leaseback transactions on behalf of the Circuit City Group with unrelated parties at an aggregate selling price of $185,244,000 ($158,150,000 in fiscal 1996 and $71,670,000 in fiscal
1995). Neither the Company nor the Circuit City Group has continuing involvement under the sale-leaseback transactions.


10. SUPPLEMENTARY INCOME
    STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $342,777,000 (4.8 percent of net sales and operating revenues) in fiscal 1997, $317,181,000 (4.7 percent of net sales and operating revenues) in fiscal 1996 and $260,767,000 (4.7 percent of net sales and operating revenues) in fiscal 1995.


11. SECURITIZATIONS
On behalf of the Circuit City Group, the Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank (the "Bank Subsidiary"), a wholly owned credit card bank subsidiary of the Company. The Circuit City Group implemented SFAS No. 125 with respect to sales of credit card receivables occurring after December 31, 1996. Proceeds from securitization transactions were $551.1 million for fiscal 1997, $692.3 million for fiscal 1996 and $428.4 million for fiscal 1995.
     At February 28 or 29 the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)               1997           1996
-----------------------------------------------------------

Securitized receivables.........  $2,594,651     $1,860,459
Interest retained by Circuit
   City Group...................    (293,586)      (110,459)
Net receivables transferred.....  $2,301,065     $1,750,000
                                  -------------------------
Net receivables transferred
   with recourse................  $1,317,565      $ 760,000
                                  -------------------------
Program capacity................  $2,665,000     $1,910,000
                                  -------------------------

     The Bank Subsidiary finances its private-label credit card program through a single master trust, through both private placement and the public market. During fiscal 1997, the Bank Subsidiary placed an additional $225 million in the public market for a total program capacity of $1,215 million. The master trust vehicle permits further expansion of the securitization programs to meet future receivables growth. The agreements have no recourse provisions.
     In addition, the Bank Subsidiary has an asset securitization program in place for its bank card receivables that allows, as of February 28, 1997, the transfer of up to $1,450 million in receivables. The bank card securitization agreements provide recourse to the Group for any cash flow deficiencies. The Group believes that as of February 28, 1997, no liability existed under these recourse provisions. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs.
     The Bank Subsidiary's servicing revenue, including gains on sales of receivables of $3.7 million in fiscal 1997, totaled $197.0 million for fiscal 1997, $142.9 million for fiscal 1996 and $77.8 million for fiscal 1995. The servicing fees specified in the credit card securitization agreements adequately compensate the Bank Subsidiary for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $3.2 million at February 28, 1997, and are included in net accounts receivable.


12. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swaps on behalf of the Circuit City Group with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The Bank Subsidiary is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating rate, LIBOR-based obligation. The fair value of the swaps is the amount at which they could be settled based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies.The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1997, would result in a gain of $10.9 million, and at February 29, 1996, would result in a gain of $19.4 million.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1997, would result in a gain of $0.1 million and at February 29, 1996, would result in a loss of $2.5 million.

     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Circuit City Group does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.


13. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the Circuit City Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.


14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(AMOUNTS IN THOUSANDS                  First Quarter     Second Quarter      Third Quarter    Fourth Quarter         Year
EXCEPT PER SHARE DATA)                   -----------------------------------------------------------------------------------
                                            1997               1997               1997              1997              1997
----------------------------------------------------------------------------------------------------------------------------
Net sales and operating revenues....... $1,490,572         $1,634,827         $1,745,538        $2,282,625        $7,153,562
                                         -----------------------------------------------------------------------------------
Gross profit...........................  $ 350,151          $ 385,381         $  414,604        $  567,503        $1,717,639
                                         -----------------------------------------------------------------------------------
Earnings before Inter-Group
   Interest in the CarMax Group........  $  16,345          $  32,631         $   23,700        $   73,056        $  145,732
                                         -----------------------------------------------------------------------------------
Net earnings...........................  $  16,783          $  31,583         $   19,787        $   68,527        $  136,680
                                         -----------------------------------------------------------------------------------
Net earnings per share.................  $    0.17          $    0.32         $     0.20        $     0.69        $     1.38
                                         -----------------------------------------------------------------------------------



INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 28, 1997 and February 29, 1996 and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1997. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the Circuit City Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the CarMax Group.
     The Circuit City Group has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Generally accepted accounting principles require that the CarMax Group be consolidated with the Circuit City Group.
     In our opinion, except for the effects of not consolidating the Circuit City Group and the CarMax Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 28, 1997 and February 29, 1996 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.

/s/KPMG Peat Markwick LLP

Richmond, Virginia
April 3, 1997

CARMAX  GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations and a retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's Financial Statements are identified by the term "Inter-Group." All other line items relate to Circuit City operations.
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The CarMax interest held by the Circuit City Group is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Circuit City Group's interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis refers to the CarMax Group. Reported losses attributable to the CarMax Group Common Stock reflect the Circuit City Group's 100 percent interest in the losses of the CarMax Group prior to the consummation of the offering on February 7, 1997, and the Circuit City Group's
77.5 percent interest in the CarMax Group from the offering to the end of fiscal year 1997. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the Circuit City Group.


RESULTS OF OPERATIONS

SALES GROWTH
Total sales for the CarMax Group increased 85 percent in fiscal 1997, to $510.3 million. In fiscal 1996, total sales increased 258 percent to $275.9 million from $77.0 million in fiscal 1995. The fiscal 1997 sales growth primarily reflects the addition of three locations and a 23 percent comparable store sales increase for two locations classified as comparable stores throughout the year and two locations classified as comparable stores for a portion of the year. Early in fiscal 1997, CarMax began selling new vehicles at its largest store in Norcross, Ga., under the terms of a franchise agreement with Chrysler Corporation. That store is included in the comparable store base. The fiscal 1996 growth includes two additional stores, a 12 percent comparable store sales increase for one location classified as a comparable store throughout the year and a second location classified as a comparable store for a portion of the year. The fiscal 1995 sales increase includes the addition of a second store and a 43 percent comparable store sales increase for one store classified as comparable for a portion of the year.
     Three different store formats, which vary in acreage, vehicle assortment and facility square footage allow the Group to tailor its operations to the populations and volume expectations for specific trade areas. A typical "C" store will have 24 to 28 acres with room to display up to 1,000 used vehicles and showroom, reconditioning and service facilities totaling about 92,000 square feet. The typical "B" format store will cover 20 to 23 acres, have room to display up to 800 used vehicles and include facilities with a total of approximately 74,000 square feet. The "A" format will typically cover 15 to 19 acres, have room for up to 600 used vehicles and include facilities that total about 57,000 square feet. All formats will include additional display room for new cars.

Store Mix

                                   February 28 or 29

                           1997     1996      1995    1994
----------------------------------------------------------

"C" Store................    1       1          -       -
"B" Store................    3       -          -       -
"A" Store................    3       3          2       1
                            -----------------------------
TOTAL....................    7       4          2       1
                             ----------------------------

     In most states, CarMax sells extended warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty program. In states where third-party warranty sales are not feasible, CarMax sells its own extended warranty. Gross dollar sales from all extended warranty programs were 3.5 percent of the Group's total sales in fiscal 1997, 3.8 percent in fiscal 1996 and 3.3 percent in fiscal 1995. Total extended warranty revenue, which is reported in the Group's total sales, was 1.2 percent of total sales in fiscal 1997, 1.4 percent in fiscal 1996 and 0.5 percent in fiscal 1995. Third-party extended warranty revenue was 1.1 percent of total sales in fiscal 1997, 1.3 percent in fiscal 1996 and 0.4 percent in fiscal 1995. The lower extended warranty percentages in fiscal 1997 reflect the additional sales of new cars, which are covered by manufacturers' warranties.

Impact of Inflation. Inflation has not been a significant contributor to the Group's results. Management expects that increases in vehicle pricing would have a positive impact on the CarMax Group's sales and earnings.


COST OF SALES
The CarMax marketing concept includes a strong commitment to providing a high level of consumer value. CarMax attempts to price vehicles at or below the best negotiated price in the market. As a result, CarMax operates with lower gross profit margins than industry averages for used-vehicle dealerships. The gross profit margin was 8.5 percent in fiscal 1997, 8.6 percent in fiscal 1996 and 6.3 percent in fiscal 1995. The lower gross profit margin in fiscal 1997 primarily reflects the addition of the new-car franchise. New cars produce a lower gross margin than used cars. Improved inventory management, including optimizing each store's vehicle mix and display based on local market demand, contributed to the margin increase in fiscal 1996. Cost of sales includes vehicle cost, reconditioning costs, transportation and other purchasing costs.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
CarMax's consumer-oriented marketing concept produces store volumes significantly higher than industry averages. As a result, management also expects selling, general and administrative expenses to be relatively lower as a percentage of sales than industry averages. Selling, general and administrative expenses were 10.4 percent of sales in fiscal 1997, 10.3 percent in fiscal 1996 and 14.0 percent in fiscal 1995. Since CarMax's inception, increased sales from new stores, comparable store sales growth, an increase in servicing revenue from the CarMax Group's financing unit and the addition of the Chrysler franchise have leveraged expenses. These expenses have included start-up costs, Group overhead expenses and expenses associated with the planned national roll out of CarMax Superstores.
     Operating profits generated by CarMax's consumer installment lending division and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

INTEREST EXPENSE
Interest expense was 1.2 percent of sales in fiscal 1997, 1.5 percent in fiscal 1996 and 1.4 percent in fiscal 1995. Interest expense was incurred on allocated debt used primarily to fund store expansion and working capital. The decrease in interest expense as a percentage of sales in fiscal 1997 reflects the repayment of Circuit City debt allocated to the CarMax Group, using funds raised through the CarMax equity offering; an improved level of inventory per store; and the securitization of the installment receivables generated by the CarMax Group's financing unit. Management believes that proceeds from the recent equity offering and improved inventory management will further reduce interest expense in fiscal 1998.

PRE-TAX LOSSES
Management anticipated that CarMax would produce a loss in its initial test stage and increased losses early in the first phase of a national roll out. Pre-tax losses totaled $15.9 million in fiscal 1997, $8.9 million in fiscal 1996 and $7.0 million in fiscal 1995. All five stores open throughout fiscal 1997, including the Charlotte location, which opened on March 4, 1996, were producing an operating profit including profits from vehicle financing, but before the allocation of Group overhead expenses, at year-end.

INCOME TAXES
The Group's effective income tax rate was 41.5 percent in both fiscal 1997 and 1996 and 41.2 percent in fiscal 1995. The CarMax Group generated losses in all reported periods and as a result has recorded related income tax benefits. Compared with the Circuit City Group, this Group experienced relatively higher state income tax rates because, as members of the consolidated Company for state tax purposes, the CarMax Group is subject to income tax in states in which it presently does not conduct business. The tax rate is expected to decline as the Group expands geographically into additional states.

NET LOSSES
Net losses totaled $9.3 million in fiscal 1997, $5.2 million in fiscal 1996 and $4.1 million in fiscal 1995. For the period from the offering date to the end of fiscal 1997, the net loss attributable to the CarMax Group common stock was $266,000. The net loss per CarMax Group share for the same period was 1 cent. The remainder of the loss was attributable to the Circuit City Group.

OPERATIONS OUTLOOK
CarMax has begun the first phase of a national roll out that includes a planned total store count of 80 to 90 locations by the end of fiscal 2002. The planned roll out includes approximately 10 additional stores in fiscal year 1998 and 15 to 20 openings per year thereafter. CarMax also will continue to explore opportunities in new-car retailing. In less than five months of operation, the Chrysler franchise location surpassed the annual planning volume established by Chrysler. As a result, CarMax expects to add at least 25 new-car franchises to its used-car Superstore locations by the end of fiscal 2002. Management intends to add value by acquiring underperforming new-car franchises or franchise grants from automobile manufacturers. The Group currently provides repair service in four locations. Limited service is available on used vehicles at other locations. Management plans to expand its retail repair service offering in all locations going forward.
     Management expects CarMax to generate results in fiscal 1998 similar to those in fiscal 1997 and to generate profits by fiscal year 1999. Management believes the increased costs of Group overhead and infrastructure to support the rapid roll out plan will be partly offset by expense leverage from increased sales in fiscal 1998.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early application is not permitted. This statement establishes new standards for computing and presenting earnings per share. The CarMax Group has not determined the impact of SFAS No. 128 on its earnings (loss) per share computations and presentation.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
In fiscal 1997, net cash used in operating activities was $25.4 million compared with $16.1 million provided by operating activities in fiscal 1996 and $68.0 million used in operating activities in fiscal 1995. The decrease in cash in fiscal 1997 primarily reflects an increase in net accounts receivable, greater inventory to support new store openings and the addition of the new-car franchise, and a higher net loss, which were partly offset by an increase in accounts payable. The fiscal 1996 cash increase principally reflects a decrease in net accounts receivable resulting from the sale of installment loan receivables through securitizations, as described below, and a lower rate of inventory growth than sales growth.
     The CarMax Group's capital expenditures were $90.4 million in fiscal 1997, $26.8 million in fiscal 1996 and $33.0 million in fiscal 1995. Most of CarMax's capital expenditures through fiscal 1997 related to the opening of its seven existing stores, its reconditioning center and stores scheduled to open during fiscal 1998.
     The auto loan securitization program was started in fiscal 1996 with securitized receivables totaling $87.0 million at February 29, 1996. At February 28, 1997, securitized receivables totaled $145.0 million. Under the securitization program, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that the existing securitization program can be increased to accommodate receivables as CarMax grows.
     The Group has relied on Circuit City Stores, Inc.'s allocated external debt to provide working capital needed to fund net assets not otherwise disposed of through sale-leasebacks or the securitization of receivables. All significant financial activities of the Group are managed by the Company on a centralized basis and are dependent on the financial condition of Circuit City Stores, Inc. Such financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. The Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management expects to use the remainder of the net proceeds to finance part of the CarMax expansion plan.
     Management believes that the proceeds of the offering, proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores, Inc. debt allocated to the CarMax Group and cash generated by operations will be sufficient to fund the CarMax Group's capital expenditures and operations. In fiscal 1998, the Group anticipates capital expenditures of approximately $350 million.


FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the new "safe harbor" provisions of the Act and has included a section in "Management's Discussion and Analysis" for Circuit City Stores, Inc. in order to do so. Company statements that are not historical facts, including statements about management's expectations for fiscal year 1998 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the Circuit City Stores, Inc. "Management's Discussion and Analysis" for a review of the possible risks and uncertainties.

CARMAX GROUP STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------
                                                                           YEARS ENDED FEBRUARY 28 OR 29

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)           1997          %            1996         %             1995         %
-----------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES...................  $ 510,249      100.0       $ 275,857      100.0        $77,002      100.0
Cost of sales......................................    466,788       91.5         252,284       91.4         72,147       93.7
                                                     -------------------------------------------------------------------------

GROSS PROFIT.......................................     43,461        8.5          23,573        8.6          4,855        6.3
                                                     -------------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 3 AND 12].......................     53,111       10.4          28,440       10.3         10,792       14.0
Interest expense [NOTE 6]..........................      6,279        1.2           4,075        1.5          1,045        1.4
                                                     -------------------------------------------------------------------------

TOTAL EXPENSES.....................................     59,390       11.6          32,515       11.8         11,837       15.4
                                                     -------------------------------------------------------------------------
     Loss before income tax benefit................     15,929        3.1           8,942        3.2          6,982        9.1
Income tax benefit [NOTES 3 AND 8].................      6,611        1.3           3,707        1.3          2,875        3.8
                                                     -------------------------------------------------------------------------

NET LOSS...........................................  $   9,318        1.8       $   5,235        1.9        $ 4,107        5.3
                                                     -------------------------------------------------------------------------
Net loss attributable to [NOTES 1 AND 2]:
   Circuit City Group common stock.................  $   9,052                  $   5,235                   $ 4,107
                                                     ---------                  ---------                   -------
   CarMax Group common stock.......................        266
                                                     ---------

                                                     $   9,318
Weighted average common shares.....................     21,860
                                                     ---------

NET LOSS PER SHARE [NOTE 2]........................  $    0.01
                                                     ---------

See accompanying notes to group financial statements.

CARMAX GROUP BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                 At February 28 or 29
(AMOUNTS IN THOUSANDS)                                                                        1997                   1996
-----------------------------------------------------------------------------------------------------------------------------

ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents..............................................................  $ 170,421              $   2,219
   Net accounts receivable [NOTE 4].......................................................     28,350                 16,562
   Inter-group receivable [NOTE 3]........................................................     48,147                      -
   Inventory..............................................................................     82,260                 61,672
   Prepaid expenses and other current assets..............................................      4,102                    772
                                                                                            --------------------------------

   TOTAL CURRENT ASSETS...................................................................    333,280                 81,225
      Property and equipment, net [NOTES 5 AND 6].........................................     92,174                 19,860
   Deferred income taxes [NOTE 8].........................................................         42                  1,560
   Other assets...........................................................................      1,691                      -
                                                                                            --------------------------------

   TOTAL ASSETS...........................................................................  $ 427,187              $ 102,645
                                                                                            --------------------------------

LIABILITIES AND GROUP EQUITY (DEFICIT)
   CURRENT LIABILITIES:
   Accounts payable.......................................................................  $  28,293              $  12,399
   Short-term debt [NOTE 6]...............................................................          -                 18,050
   Deferred income taxes [NOTE 8].........................................................      2,424                  2,276
   Accrued expenses and other current liabilities.........................................      2,059                  1,164
                                                                                            --------------------------------

    TOTAL CURRENT LIABILITIES.......................................                           32,776                 33,889
   Long-term debt [NOTE 6]................................................................          -                 78,519
   Deferred revenue and other liabilities.................................................      2,595                  1,438
                                                                                            --------------------------------

   TOTAL LIABILITIES......................................................................     35,371                113,846

   GROUP EQUITY (DEFICIT).................................................................    391,816                (11,201)
                                                                                            --------------------------------
   Commitments and contingent liabilities [NOTES 1, 4, 7, 10, 11 AND 13]

   TOTAL LIABILITIES AND GROUP EQUITY (DEFICIT)...........................................  $ 427,187              $ 102,645
                                                                                            --------------------------------

See accompanying notes to group financial statements.

CARMAX GROUP STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      Years  Ended  February 28 or 29
(AMOUNTS IN THOUSANDS)                                                         1997               1996                 1995
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:
   Net loss...............................................................  $  (9,318)          $ (5,235)           $ (4,107)
   Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation........................................................      1,664                821                 259
      Provision for deferred income taxes.................................      1,666              1,110                 412
      Increase in deferred revenue and other liabilities..................      1,157                739                 608
      (Increase) decrease in net accounts receivable......................    (11,788)            27,764             (34,001)
      Increase in inventory, prepaid expenses and other current assets....    (23,918)           (15,384)            (35,720)
      Increase in other assets............................................     (1,691)                 -                   -
      Increase in accounts payable, accrued expenses and other
         current liabilities..............................................     16,789              6,331               4,540
                                                                            ------------------------------------------------

   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES....................    (25,439)            16,146             (68,009)
                                                                            ------------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment....................................    (90,428)           (26,776)            (32,990)
   Proceeds from sales of property and equipment..........................     16,450             25,750              14,300
   Increase in inter-group receivable.....................................    (48,147)                 -                   -
                                                                            ------------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES..................................   (122,125)            (1,026)            (18,690)
                                                                            ------------------------------------------------

FINANCING ACTIVITIES:
   (Payments on) proceeds from issuance of short-term debt, net...........    (18,050)            18,050                   -
   (Principal payments on) proceeds from issuance of long-term debt, net..    (78,519)           (33,110)             87,253
   Equity issuances, net..................................................    412,335                  -                   -
                                                                            ------------------------------------------------

   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES....................    315,766            (15,060)             87,253
                                                                            ------------------------------------------------
     Increase in cash and cash equivalents................................    168,202                 60                 554
Cash and cash equivalents at beginning of year............................      2,219              2,159               1,605
                                                                            ------------------------------------------------

Cash and cash equivalents at end of year..................................  $ 170,421           $  2,219            $  2,159
                                                                            ------------------------------------------------

See accompanying notes to group financial statements.

CARMAX GROUP STATEMENTS OF GROUP EQUITY (DEFICIT)
(AMOUNTS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 1, 1994.........................................................................................  $  (1,859)
                                                                                                                   ---------
   Net loss                                                                                                           (4,107)
                                                                                                                   ---------

BALANCE AT FEBRUARY 28, 1995.....................................................................................     (5,966)
                                                                                                                   ---------
   Net loss......................................................................................................     (5,235)
                                                                                                                   ---------

BALANCE AT FEBRUARY 29, 1996.....................................................................................    (11,201)
                                                                                                                   ---------
   Net loss......................................................................................................     (9,318)
                                                                                                                   ---------
   Equity issuances, net.........................................................................................    412,335
                                                                                                                   ---------

BALANCE AT FEBRUARY 28, 1997.....................................................................................  $ 391,816
                                                                                                                   ---------

See accompanying notes to group financial statements.

NOTES TO CARMAX GROUP FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION
On January 24, 1997, the shareholders of Circuit City Stores, Inc. and its subsidiaries (the "Company") authorized a restructuring of the existing common stock of the Company into two new series of common stock intended to reflect separately the performance of the Company's two main businesses - the consumer electronics, major appliance, personal computer and music software retail business, including its interest in the CarMax Group referred to below (the "Circuit City Group"), and the used- and new-car retail business (the "CarMax Group").
     Subsequent to shareholder approval, the board of directors approved the redesignation of each share of the Company's existing common stock as a share of a new series of common stock called Circuit City Stores, Inc.-Circuit City Group Common Stock, par value $0.50 per share ("Circuit City Stock"), which is intended to reflect separately the performance of the Circuit City Group, which is generally comprised of (i) the Company's consumer electronics, major appliance, personal computer and music software retail business, (ii) an interest in the CarMax Group, which excludes the interest represented by any outstanding shares of CarMax Stock, as described below, and (iii) all other businesses in which the Company may be engaged (other than those comprising the CarMax Group). For presentation purposes, this redesignation of the Company's common stock has been treated as if it occurred as of the beginning of the earliest period presented in the accompanying financial statements. In addition, the board of directors authorized the designation and issuance of shares of a new series of common stock called Circuit City Stores, Inc.-CarMax Group Common Stock, par value $0.50 per share ("CarMax Stock"), which is intended to reflect separately the performance of the used- and new-car retail business that comprises the CarMax Group. The Circuit City Group and the CarMax Group are sometimes referred to collectively as the "Groups" and individually as a "Group."
     On February 7, 1997, the Company completed an offering of 21,860,000 shares of CarMax Stock for cash in a public offering (the "Offering") for $20.00 per share aggregating $437.2 million in proceeds before deducting related expenses of $24.9 million. The Company allocated the net proceeds of the Offering to the CarMax Group. Upon completion of the Offering and without giving effect to options, the outstanding CarMax Stock represented 22.5 percent of the equity value of the CarMax Group, and the Circuit City Group held a 77.5 percent interest (the "Inter-Group Interest") in the equity value of the CarMax Group.
     The CarMax Group financial statements give effect to the management and allocation policies adopted by the board of directors, as described under "Corporate Activities" below. The CarMax Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical financial position, results of operations and cash flows of the CarMax Group, (ii) an allocated portion of the Company's debt, including the related effects upon results of operations and cash flow and (iii) an allocated portion of the Company's corporate general and administrative costs.
     Holders of Circuit City Stock and holders of CarMax Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The financial results of the Circuit City Group and of the CarMax Group could affect the market price of either series of stock or the assets legally available for payment of dividends. Accordingly, the CarMax Group's financial information should be read in conjunction with the Company's consolidated financial information and the Circuit City Group's financial information.


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) Cash and Cash Equivalents: Cash equivalents of $165,975,000 at February 28, 1997, consist of highly liquid debt securities with original maturities of three months or less. No cash equivalents were allocated to the CarMax Group at February 29, 1996.

(B) Installment Auto Loan Receivables: Installment auto loan receivables ("installment receivables") held for investment are stated at cost. Installment receivables held for sale are stated at the lower of cost or market. As of February 28, 1997, and February 29, 1996, cost approximates market.

(C) Fair Value of Financial Instruments: The Company enters into financial instruments on behalf of the CarMax Group. The carrying value of the CarMax Group's financial instruments approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the CarMax Group does not anticipate loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

(D) Inventory: Inventory is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in inventory.

(E) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives, which range from three to 15 years.

(F) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(G) Income Taxes: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(H) Deferred Revenue: The CarMax Group sells its own service contracts and service contracts on behalf of unrelated third parties. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(I) Selling, General and Administrative Expenses: Operating profits generated by financing operations are recorded as a reduction to selling, general and administrative expenses.

(J) Advertising Expenses: All advertising costs are expensed as incurred.

(K) Net Loss Per Share: Net loss per share for CarMax Stock is computed by dividing net loss attributable to CarMax Stock by the weighted average number of shares of CarMax Stock outstanding. Historical net loss per share is omitted from the statements of operations for periods prior to the Offering since CarMax Stock was not part of the capital structure of the Company for those periods.

(L) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosure provisions of SFAS No. 123.

(M)  Transfers  and  Servicing  of  Financial  Assets  and   Extinguishments  of
Liabilities: In fiscal 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Adoption of SFAS No. 125 did not have a material impact on the CarMax Group's financial position, results of operations or liquidity.

(N) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of: The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," on March 1, 1996. Impairment of long-lived assets is recognized when the carrying amounts of the impaired assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of SFAS No. 121 did not have a material impact on the CarMax Group's financial position, results of operations or liquidity.

(O) Risks and Uncertainties: The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. The CarMax Group's operations currently are concentrated in the southeastern United States. A severe economic downturn in the southeastern United States could negatively impact the CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Group.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(P) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1997.


3. CORPORATE ACTIVITIES
The  CarMax  Group's  financial   statements  reflect  the  application  of  the
management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) Financial Activities: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Investment of surplus cash from the Offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of (i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's debt that is allocated between the Circuit City Group and the CarMax Group ("pooled debt"). For the periods covered by the CarMax Group's financial statements, all debt consists of an allocated portion of the pooled debt. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as an inter-group receivable on the balance sheet.

(B) Corporate General and Administrative Costs: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $1.3 million for fiscal 1997, $1.8 million for fiscal 1996 and $1.0 million for fiscal 1995.

(C) Income Taxes: The CarMax Group is included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the provision for federal income taxes and related payments of tax are determined on a consolidated basis. The financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds will be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.


4. ACCOUNTS RECEIVABLE AND
   SECURITIZATION TRANSACTION

Accounts receivable consist of the following at February 28 or 29:

(AMOUNTS IN THOUSANDS)                    1997       1996
----------------------------------------------------------

Trade receivables......................  $ 5,977   $ 4,001
Installment receivables held for sale..    1,770       855
Installment receivables held
   for investment......................   22,465    12,151
                                         -----------------
Total accounts receivable..............   30,212    17,007
Less allowance for doubtful accounts...    1,862       445
                                         -----------------
Net accounts receivable................  $28,350   $16,562
                                         -----------------

     In fiscal 1996, the Company entered into a securitization transaction on behalf of the CarMax Group to finance the installment receivables generated by First North American Credit Corporation ("FNAC"), the Group's installment lending division. Proceeds from the auto loan securitization transaction were $58 million during fiscal 1997 and $87 million during fiscal 1996. The seasoned portfolio and more estimable losses allowed the CarMax Group to recognize gains on the sales of these receivables beginning in fiscal 1997. At February 28 or 29 the following amounts were outstanding:

(AMOUNTS IN THOUSANDS)                    1997       1996
---------------------------------------------------------

Securitized receivables..............  $155,234   $ 93,065
Interest retained by CarMax Group....   (10,234)    (6,065)
                                       -------------------
Net receivables transferred..........  $145,000   $ 87,000
                                       -------------------
Program capacity.....................  $175,000   $100,000
                                       -------------------

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated. Servicing revenue for FNAC, including gains on sales of receivables of $4.3 million in fiscal 1997, totaled $8.7 million for fiscal 1997 and $2.0 million for fiscal 1996 and for fiscal 1995.
     The servicing fee specified in the auto loan securitization agreement adequately compensates FNAC for servicing the loans. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fee are carried at fair value and amounted to $3.1 million at February 28, 1997, and are included in net accounts receivable.


5. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                    1997       1996
----------------------------------------------------------

Land..................................  $15,489    $ 3,826
Construction in progress..............   64,052      9,190
Furniture, fixtures and equipment
   (3 to 8 years).....................    9,667      5,515
Leasehold improvements
   (10 to 15 years)...................    5,763      2,461
                                        ------------------
                                         94,971     20,992
Less accumulated depreciation.........    2,797      1,132
                                        ------------------
Property and equipment, net...........  $92,174    $19,860
                                        ------------------

6. DEBT
Long-term pooled debt of the Company at February 28 or 29 is summarized as follows:

(AMOUNTS IN THOUSANDS)                    1997         1996
-------------------------------------------------------------

Term loans...........................  $ 405,000    $ 275,000
Short-term debt expected to be
   refinanced........................          -      100,000
                                       ----------------------
Total long-term debt.................  $ 405,000    $ 375,000
                                       ----------------------
Portion of long-term debt
   allocated to CarMax Group.........  $       -    $  78,519
                                       ----------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1997, the interest rate on the term loan was 5.86 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.80 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1997, the interest rate on the term loan was 5.73 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2001. The agreement provides for annual one year extensions of the final maturity beginning on or before August 31, 1997, and each August 31 thereafter. No amounts were outstanding under the revolving credit agreement at February 28, 1997, or February 29, 1996.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1997, and February 29, 1996.
     Short-term debt of the Company includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                   Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)                    1997       1996
-----------------------------------------------------------

Average short-term debt
outstanding..........................  $ 186,569   $185,789
                                       --------------------
Maximum short-term debt
   outstanding.......................  $ 580,000   $479,000
                                       --------------------
Aggregate committed lines
   of credit.........................  $ 415,000   $255,000
                                       --------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.4 percent during fiscal 1997, 5.9 percent during fiscal 1996 and 5.3 percent during fiscal 1995.
     Interest expense allocated by the Company to the CarMax Group, excluding interest capitalized, was $6,278,472 in fiscal 1997, $4,074,737 in fiscal 1996 and $1,045,153 in fiscal 1995. The CarMax Group capitalizes interest in connection with the construction of certain facilities. In fiscal 1997, interest capitalized amounted to $898,000 ($1,314,000 in fiscal 1996 and $176,000 in fiscal 1995).


7. INTEREST RATE SWAPS
In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million, both on behalf of the CarMax Group, relating to the auto loan receivable securitization to convert variable-rate financing costs to a fixed-rate obligation to better match the funding costs to the receivables being securitized. These swaps were entered into as part of the sale of receivables and are therefore included in the gain on the sale of the receivables. The remaining notional amount outstanding under these swaps was $114 million at February 28, 1997, and $71 million at February 29, 1996.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1997, would result in a gain of $0.1 million and at February 29, 1996, would result in a loss of $2.5 million.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The CarMax Group does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.


8. INCOME TAXES
The components of the income tax benefit on loss before income tax benefit follow:

                               Years Ended February 28 or 29
(AMOUNTS IN THOUSANDS)         1997          1996       1995
-------------------------------------------------------------

Current:
   Federal................  $ (6,976)    $ (3,670)   $ (2,536)
   State..................    (1,301)      (1,147)       (751)
                            ---------------------------------
                              (8,277)      (4,817)     (3,287)
                            ---------------------------------
Deferred:
   Federal................     1,689          844         316
   State..................       (23)         266          96
                            ---------------------------------
                               1,666        1,110         412
                            ---------------------------------
Income tax benefit........  $ (6,611)    $ (3,707)   $ (2,875)
                            ---------------------------------


     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                     1997     1996    1995
-----------------------------------------------------------

Federal statutory income
   tax rate......................    35.0%    35.0%  35.0%
State and local income taxes,
   net of Federal benefit........     6.5      6.5    6.2
                                     ---------------------
Effective income tax rate........    41.5%    41.5%  41.2%
                                     ---------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1997, and February 29, 1996, are as follows:

(AMOUNTS IN THOUSANDS)                       1997     1996
-----------------------------------------------------------

Deferred tax assets:
   Deferred revenue......................  $  583    $1,820
   Organization cost capitalization......     116        92
   Accrued expenses......................     195         -
   Other.................................     664         -
                                           ----------------
      Total gross deferred tax assets....   1,558     1,912
                                           ----------------
Deferred tax liabilities:
   Depreciation..........................     657       352
   Prepaid expenses......................     631         4
   Inventory capitalization..............   1,228     1,907
   Gain on sale of receivables...........   1,424         -
   Other.................................       -       365
                                           ----------------
      Total gross deferred tax
        liabilities......................   3,940     2,628
                                           ----------------
Net deferred tax liability..............  $(2,382)   $ (716)
                                           ----------------

     In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, management believes that it is more likely than not that the gross deferred tax assets at February 28, 1997, and February 29, 1996, will be realized by the CarMax Group; therefore, no valuation allowance is necessary.


9. CAPITAL STOCK AND STOCK INCENTIVE PLAN
(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each CarMax Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $22 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated and reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series E which are related to similar rights held by Circuit City Group shareholders.

(B) Voting Rights: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters as to which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Stock shall have one vote and (ii) each outstanding share of CarMax Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Stock to a share of Circuit City Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(C) Stock Incentive Plan: As of February 28, 1997, there were outstanding options to purchase shares of stock of the corporate entity comprising the CarMax Group. These options are held by management and key employees of the CarMax Group and vest evenly on the third, fourth and fifth anniversary of the grant date with a maximum option term of seven years. The exercise price is equal to, or greater than, the fair market value of the stock at the date of grant. The Company intends to convert these options into options to purchase CarMax Stock, preserving the aggregate intrinsic value of the options. In addition, the vesting provisions and option periods of the original grants will remain the same when converted.
     A summary of the status of the CarMax Group's stock options, assuming conversion, and changes during the years ended February 28 or 29 are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1997.

TABLE 1                                                1997                          1996                         1995
---------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted Average              Weighted Average             Weighted Average
(SHARES IN THOUSANDS)                        Shares    Exercise Price       Shares   Exercise Price       Shares  Exercise Price
---------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year.........     4,278        $0.22             3,518       $ 0.22               -       $    -
Granted..................................       961         1.68               796         0.22           3,518         0.22
Exercised................................         -            -                 -            -               -            -
Cancelled................................      (470)        0.27               (36)        0.22               -            -
                                            -------                        -------                       ------
Outstanding at end of year..............      4,769        $0.51             4,278       $ 0.22           3,518       $ 0.22
                                            -------                        -------                       ------
Options exercisable at end of year.......         -        $   -                 -       $    -               -       $    -
                                            -------                        -------                       ------



Table 2                                                  Options Outstanding                           Options Exercisable
------------------------------------------------------------------------------------------------------------------------------

                                                           Weighted Average
(SHARES IN THOUSANDS)                             Number       Remaining     Weighted Average            Number   Weighted Average
Range of Exercise Price                        Outstanding Contractual Life   Exercise Price          Exercisable  Exercise Price
------------------------------------------------------------------------------------------------------------------------------

$ 0.22.......................................     4,540          5.0           $  0.22                       -      $     -
  6.25.......................................       229          5.0              6.25                       -            -
                                                  -----                                                 ------
Total........................................     4,769          5.0           $  0.51                       -      $     -
                                                  -----                                                 ------

     The CarMax Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the CarMax Group's net loss and net loss per share would not have been materially different than reported.


10. PENSION PLAN
The Company has a non-contributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1997, and February 29, 1996.
     Eligible employees of the CarMax Group participate in the Company's plan. Pension costs for these employees have been allocated to the CarMax Group based on its proportionate share of the projected benefit obligation.
     The components of net pension expense for the CarMax Group are as follows:

                                Years Ended February 28 or 29

(AMOUNTS IN THOUSANDS)             1997       1996     1995
-----------------------------------------------------------

Service cost of benefits earned
   during the year.............  $  162     $ 140     $  34
Interest cost on projected
   benefit obligation..........      34        26         5
Actual return on plan assets...    (120)     (128)       (1)
Net amortization...............      78        87       (18)
                                 --------------------------
Net pension expense............  $  154     $ 125     $  20
                                 --------------------------

     The following table sets forth the CarMax Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28 or 29:

(AMOUNTS IN THOUSANDS)                     1997       1996
-----------------------------------------------------------

Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested................................  $ 201      $ 242
   Non-vested............................    111         32
                                           ----------------
Total benefits...........................    312        274
Additional amounts related to projected
   salary increases......................    209        215
                                           ----------------
Projected benefit obligation for services
   rendered to date......................    521        489
Plan assets at fair value................   (895)      (649)
                                           ----------------
Plan assets in excess of projected
   benefit obligation....................   (374)      (160)
Unrecognized gain (loss) from past
   experience............................     52       (195)
Unrecognized prior service cost..........     10         12
Unrecognized net obligation being
   recognized over 15 years..............     14         17
                                           ----------------
Prepaid pension cost.....................  $(298)     $(326)
                                           ----------------

     Assumptions used in the accounting for the pension plan were:

                                   Years Ended February 28 or 29
                                       1997     1996    1995

Weighted average discount rate......   7.5%     7.0%    8.0%
Rate of increase in compensation
   levels...........................   5.5%     6.0%    6.5%
Rate of return on plan assets.......   9.0%     9.0%    8.0%
                                       ---------------------


11. LEASE COMMITMENTS
The CarMax Group conducts substantially all of its business in leased premises. The CarMax Group's lease obligations are based upon contractual minimum rates. Rental expenses for all operating leases were $6,019,000 in fiscal 1997, $3,850,000 in fiscal 1996 and $1,030,000 in fiscal 1995. Most leases provide that the CarMax Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 22 years; however, most of the leases have options providing for additional lease terms of from eight years to 28 years at terms substantially the same as the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the CarMax Group, as of February 28, 1997, were:

                                                  Operating
Fiscal                                              Lease
(AMOUNTS IN THOUSANDS)                           Commitments

1998............................................  $  6,419
1999............................................     6,417
2000............................................     6,292
2001............................................     6,253
2002............................................     6,253
After 2002......................................    92,832
                                                  --------
Total minimum lease payments....................  $124,466
                                                  --------

     In fiscal 1997, the Company entered into sale-leaseback transactions on behalf of the CarMax Group with unrelated parties at an aggregate selling price of $16,450,000 ($25,750,000 in fiscal 1996 and $14,300,000 in fiscal 1995).
Neither the Company nor the CarMax Group has continuing involvement under the sale-leaseback transactions.

12. SUPPLEMENTARY INCOME
    STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $11,493,000 (2.3 percent of net sales and operating revenues) in fiscal 1997, $7,154,000 (2.6 percent of net sales and operating revenues) in fiscal 1996 and $2,202,000 (2.9 percent of net sales and operating revenues) in fiscal 1995.


13. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the CarMax Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operation.


14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(AMOUNTS IN THOUSANDS                          First Quarter   Second Quarter    Third Quarter  Fourth Quarter        Year
EXCEPT PER SHARE DATA)                        ------------------------------------------------------------------------------
                                                   1997             1997             1997            1997             1997
----------------------------------------------------------------------------------------------------------------------------

Net sales and operating revenues...............  $124,694         $132,216        $118,409          $134,930        $510,249
                                                 ---------------------------------------------------------------------------
Gross profit...................................  $ 12,119         $ 10,947        $  8,255          $ 12,140        $ 43,461
                                                 ---------------------------------------------------------------------------
Net loss attributable to CarMax Stock..........  $      -         $      -        $      -          $   (266)       $   (266)
                                                 ---------------------------------------------------------------------------
Net loss per share.............................  $      -         $      -        $      -          $  (0.01)       $  (0.01)
                                                 ---------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 28, 1997 and February 29, 1996 and the related statements of operations, group equity (deficit) and cash flows for each of the fiscal years in the three-year period ended February 28, 1997. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the CarMax Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the Circuit City Group.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 28, 1997 and February 29, 1996 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP

Richmond, Virginia
April 3, 1997

