Form 10-K, Exhibit 13
period 1998-02-28
CIRCUIT CITY STORES INC
filed 1998-05-27
CIK 104599

REPORTED HISTORICAL INFORMATION

(Amounts in thousands except per share data)             1998           1997           1996            1995          1994
---------------------------------------------------------------------------------------------------------------------------
Net sales and operating revenues.................... $8,870,797     $7,663,811     $7,029,123      $5,582,947     $4,130,415
Net earnings........................................ $  104,311     $  136,414     $  179,375      $  167,875     $  132,400
Net earnings (loss) per share:
   Circuit City Group:
     Basic.......................................... $     1.14     $     1.40     $     1.86      $     1.75     $     1.39
     Diluted........................................ $     1.13     $     1.39     $     1.84      $     1.74     $     1.37
   CarMax Group..................................... $    (0.35)    $    (0.01)    $        -      $        -     $        -
Total assets........................................ $3,231,701     $3,081,173     $2,526,022      $ 2,004,055    $1,554,664
Long-term debt, excluding current installments...... $  424,292     $  430,290     $  399,161      $   178,605    $   29,648
Deferred revenue and other liabilities.............. $  145,107     $  166,295     $  214,001      $   241,866    $  268,360
Cash dividends per share paid on
   Circuit City Group common stock.................. $     0.14     $     0.14     $     0.12      $      0.10    $     0.08
                                                     =======================================================================

See notes to consolidated financial statements.


CIRCUIT CITY STORES, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.- CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express, LP and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis refers to Circuit City Stores, Inc., which includes the operations related to both the Circuit City Group and the CarMax Group. All financial statements reflect consummation of the CarMax Group stock offering on February 7, 1997. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for the Circuit City Group and for the CarMax Group.


RESULTS OF OPERATIONS

Sales Growth
Total sales for Circuit City Stores, Inc. increased 16 percent in fiscal 1998 to $8.87 billion. In fiscal 1997, total sales were $7.66 billion, a 9 percent increase from $7.03 billion in fiscal 1996.

Percentage Sales Change from Prior Year

                     Circuit City      Circuit City           CarMax
                     Stores, Inc.         Group               Group
                    -------------------------------------------------------

Fiscal                  Total      Total   Comparable    Total  Comparable
--------------------------------------------------------------------------

1998..................   16%         12%      (1)%        71%       6%
1997..................    9%          6%      (8)%        85%      23%
1996..................   26%         23%       5 %       258%      12%
1995..................   35%         34%      15 %       376%      43%
1994..................   26%         26%       8 %         -        -


The Circuit City Group. Geographic expansion has been the primary contributor to the Group's total sales growth during the past five years. From 1994 to 1996, the addition of products such as personal computers also contributed to both total and comparable store sales growth. Late in fiscal 1996, industry sales of consumer electronics and personal computers weakened, resulting in comparable store sales declines for the Circuit City Group. The industry remained soft in fiscal 1997 and 1998, with few new product introductions and lower average retail prices in virtually all product categories. In fiscal 1998, stronger industry sales of major appliances, digital satellite systems and wireless communication products partly offset decreased sales in other categories. Based on market research, sales performance and available industry rankings, management believes that at the end of fiscal 1998, Circuit City continued to lead the industry in consumer electronics sales and was the nation's second-largest major appliance retailer. Although the products sold in Circuit
City locations remain widely available, industry weakness nevertheless has resulted in a significant number of competitor store closings and reductions in competitor expansion plans. As a result, management believes that the Circuit City locations continue to maintain substantial shares in existing markets and to build significant shares in new markets.
     The Circuit City Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. One of these programs is sold in most major markets and features in-home service for personal computer products. The second program covers electronics and major appliances and at the end of fiscal year 1998 was offered by approximately 85 percent of the Superstores. The remaining stores sell a Circuit City extended warranty. For the Circuit City Group, gross dollar sales from all extended warranty programs were 5.5 percent of the Group's total sales in fiscal year 1998, compared with 6.0 percent in fiscal 1997 and 5.9 percent in fiscal 1996. The change in fiscal 1998 reflects a shift in store management emphasis towards other product categories. The Group's management believes that a renewed focus on warranty sales with continued attention to other categories will help improve results in fiscal 1999. Total extended warranty revenue, which is reported in the Group's total sales, was 4.6 percent of sales in fiscal year 1998 and 5.1 percent of sales in fiscal years 1997 and 1996. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 3.6 percent of the Group's total sales in both fiscal years 1998 and 1997 and 3.0 percent in fiscal 1996. The increase in third-party revenue as a percentage of the total from fiscal 1996 to fiscal 1997 reflects a higher percentage of stores selling third-party contracts.

     The CarMax Group. The fiscal 1998 sales growth primarily reflects the addition of 11 locations, two of which opened in the last week of the fiscal year, and a 6 percent comparable store sales increase. During the second half of fiscal 1998, the CarMax Group's used-car sales fell below management's expectations. In the fall of each calendar year, the new-car segment discounts prior-model-year vehicles as it begins to introduce new models. In fiscal 1998, the industry experienced prolonged discounting on close-out models and low introductory prices on new models. As a result, the spread between the retail price of new and used vehicles was temporarily compressed. The result was lower-than-anticipated used-car unit sales and gross margins. As wholesale and retail prices for used cars adjusted, CarMax's unit sales and gross margins improved. Nevertheless, lower average retail prices adversely affected comparable store sales measured in dollars.
     Sales also were below expectations in most of the markets entered in fiscal 1998. Management believes that the higher level of competition in these markets and limited advertising, which reflected CarMax's partial storing of the markets, resulted in low consumer awareness of the CarMax offer. Incomplete real estate development surrounding some new locations further contributed to the lower-than-expected sales. Total sales for fiscal 1998 reflect the highest proportion the Group expects to have of new stores in the total store base and of markets that are not fully stored.
     New-car sales remained strong throughout fiscal 1998. In June 1997, CarMax acquired its second Chrysler-Plymouth-Jeep-and-Eagle franchise, which was relocated and opened in conjunction with the opening of the CarMax Superstore in Stockbridge, Ga. Within six months, sales volume at this franchise ranked it third in sales among all Chrysler-Plymouth-Jeep-and-Eagle dealers in the Atlanta zone. In March 1998, CarMax's first new-car franchise received Chrysler's top award for achieving the highest retail sales volume of all Pacesetters Club members. Pacesetters Club members are the 100 highest volume dealers who qualify for the Five Star rating, Chrysler Corporation's highest award for customer service excellence in sales and mechanical service. Both of CarMax's Chrysler franchise stores received the Five Star rating in fiscal 1998.
     The fiscal 1997 sales growth includes the addition of three stores, a 23 percent comparable store sales increase for two locations classified as comparable stores throughout the year and two locations classified as comparable stores for a portion of the year. Early in fiscal 1997, CarMax began selling new vehicles at its Norcross, Ga., location, under the terms of its first franchise agreement with Chrysler Corporation. The fiscal 1996 sales increase includes the addition of two stores and a 12 percent comparable store sales increase for one location classified as a comparable store throughout the year and a second location classified as a comparable store for a portion of the year.
     Extended warranty sales prior to July 1997 include third-party contracts and CarMax's own extended warranty contracts. In most states, CarMax sells warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty programs. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty; CarMax expects to continue selling this warranty in connection with its ongoing expansion. Gross dollar sales from all extended warranty programs were 3.8 percent of the Group's total sales in fiscal 1998, 3.5 percent in fiscal 1997 and 3.8 percent in fiscal 1996. Total extended warranty revenue, which is reported in the Group's total sales, was 1.5 percent of total sales in fiscal 1998, 1.2 percent in fiscal 1997 and 1.4 percent in fiscal 1996. Third-party extended warranty revenue was 1.4 percent of total sales in fiscal 1998, 1.1 percent in fiscal 1997 and 1.3 percent in fiscal 1996. The lower extended warranty percentages in fiscal 1997 reflect a higher percentage of new cars, which are covered by manufacturers' warranties, in that year's sales mix than in the fiscal 1998 and fiscal 1996 sales mixes.

Impact of Inflation. Inflation has not been a significant contributor to the Company's results. For the Circuit City Group, the average retail price declined in virtually all product categories during the past year. Although new product introductions could help reverse this trend, management expects no significant short-term change. Because the Group purchases substantially all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.
     For the CarMax Group, average retail prices of used cars declined during the second half of the year. These lower prices adversely affected the CarMax Group's sales in fiscal 1998 and could continue to limit sales in fiscal 1999. However, the CarMax Group's profitability is based on achieving specific gross profit dollars per unit rather than on average retail prices. Because the wholesale market quickly adjusts to reflect lower retail prices, management believes that if the stores meet inventory turn objectives then declines in average retail prices will have only a short-term impact on the Group's gross margin and thus profitability. The discounting that took place in the fall of fiscal 1998 and the disappointing new-store sales contributed to the Group's missing its profit expectations during the second half of fiscal 1998.

Cost of Sales, Buying and Warehousing
The gross profit margin was 23.0 percent of sales in fiscal years 1998 and 1997 and 23.3 percent in fiscal 1996. The fiscal 1998 gross margin reflects a higher Circuit City Group margin, resulting from improved inventory management and increased sales of stronger-margin products such as major appliances, digital satellite systems and wireless communication products, offset by a higher percentage of sales from the CarMax Group. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax reduces the Company's overall gross profit margin. In fiscal 1998, industry price changes resulted in lower-than-anticipated CarMax margins during the second half and for the full year. The Company's fiscal 1997 gross margin reflects weak industry sales and an intense promotional climate for the Circuit City Group and the sales contribution from the CarMax Group.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to 20.8 percent of sales in fiscal 1998 from 19.7 percent in fiscal 1997 and 18.8 percent in fiscal 1996. The primary contributors to the fiscal 1998 increase were the impact of lower comparable store sales for the Circuit City Group, a decline in profits from the Circuit City Group's finance operation and the Company's investment in Digital Video Express. Although the CarMax Group's expense ratio increased in fiscal 1998, CarMax's lower expense structure reduces the Company's overall expense-to-sales ratio. The increase in the fiscal 1997 ratio primarily reflects the impact of lower comparable store sales and less favorable productivity of larger-square-footage stores for the Circuit City Group. Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.
     In September 1997, the Company announced plans to invest an additional $100 million in Digital Video Express, LP, a partnership that has developed and will market a new digital video system that is supported by leading U.S. movie studios and brand-name consumer electronics manufacturers. Circuit City Stores, Inc. holds approximately two-thirds of the ownership in the partnership. The minority ownership interest is held by the prominent Los Angeles law firm
Ziffren, Brittenham, Branca & Fischer. The Company's investment in Divx is allocated to the Circuit City Group. Before the additional commitment announced in September, the investment in Divx totaled approximately $30 million. Expenses associated with the investment increased the Company's expense ratio by 38 basis points in fiscal 1998, 16 basis points in fiscal 1997 and 11 basis points in fiscal 1996.

Interest Expense
Interest expense was 0.3 percent of sales in fiscal 1998 and 0.4 percent in fiscal years 1997 and 1996. Interest expense was incurred for both the Circuit City and the CarMax Groups on debt used to fund store expansion and working capital.

Income Taxes
The effective tax rate was 38.0 percent in fiscal years 1998 and 1997 and 37.5 percent in fiscal 1996. The increase in the tax rate for fiscal years 1998 and 1997 reflects increased sales in states with higher tax rates.

Net Earnings
Net earnings for Circuit City Stores, Inc. declined 24 percent to $104.3 million in fiscal 1998. In fiscal 1997, net earnings were $136.4 million, a decrease of 24 percent from $179.4 million in fiscal 1996. The lower earnings in fiscal 1998 and 1997 reflect the Company's investment in Digital Video Express, LP and the higher losses incurred by the CarMax Group.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components. SFAS No. 131 requires publicly held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises and standardizes employers' disclosures about pensions and other postretirement benefits. All the standards are effective for fiscal years beginning after December 15, 1997.

FINANCIAL CONDITION
Liquidity and Capital Resources
In fiscal 1998, net cash provided by operating activities was $194.6 million compared with $14.2 million provided by operating activities in fiscal 1997 and $55.3 million used in operating activities in fiscal 1996. The fiscal 1998 increase primarily reflects improved inventory control, a smaller increase in net accounts receivable and a slight earnings increase for the Circuit City business, partly offset by the investment in Digital Video Express, greater automotive inventory to support a larger number of CarMax Superstore openings and a higher loss from the CarMax business. The fiscal 1997 improvement primarily reflects less rapid growth in inventory for the Circuit City Group and an increase in accounts payable partly offset by an increase in accounts receivable and lower net earnings.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group receivables or payables on the financial statements of each Group.
     Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the CarMax Group equity offering and short- and long-term debt. Capital expenditures of $588.1 million in fiscal 1998 principally reflect Circuit City and CarMax stores opened during the year and a portion of the stores opening in fiscal 1999. The sale-leaseback and landlord reimbursement transactions completed in fiscal 1998 totaled $297.1 million and were largely related to real estate purchased in fiscal 1998 and fiscal 1997. Capital expenditures of $542.0 million in fiscal 1997 and $518.2 million in fiscal 1996 largely were incurred in connection with the Company's expansion programs.

     Receivables generated by the consumer finance operations, First North American National Bank and First North American Credit Corporation, are funded through securitization transactions, which allow the finance operations to sell the receivables while retaining a small interest. The Circuit City Group's finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.025 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $2.050 billion in receivables related to the operation's bankcard programs. Receivables securitized under the master trust facilities totaled $2.501 billion at February 28, 1998. In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 1998, that program allowed the transfer of up to $300.0 million in auto loan receivables. At February 28, 1998, securitized receivables totaled $268.0 million. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that these securitization programs can be expanded to accommodate future receivables growth.

Capital Structure
Total assets at February 28, 1998, were $3.23 billion, up $150.5 million or 5 percent since February 28, 1997. The rise in assets primarily includes increases of $162.3 million in net property and equipment, $66.1 million in net accounts receivable and $18.2 million in inventory.
     Over the past three years, expansion for the Groups has been funded with internally generated cash, sale-leaseback transactions, proceeds from the CarMax equity offering, operating leases and long-term debt. Consumer receivables have been funded through securitization transactions. Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. In fiscal 1997, the CarMax Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management has used the remainder of the net proceeds to finance part of the CarMax expansion plan. In fiscal 1997, the Company also entered into a five-year, $130 million unsecured bank term loan agreement.
     During the period  from  fiscal  1994 to 1998,  stockholders'  equity  grew substantially. From fiscal 1997 to 1998, stockholders' equity increased 7 percent to $1.73 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. Slightly higher earnings for Circuit City, offset by the investment in Digital Video Express and higher losses from the CarMax Group, produced a return on equity of 6.2 percent in fiscal 1998 compared with 10.2 percent in fiscal 1997. The returns are below the Company's long-term objective but reflect the challenging environment for Circuit City and the investments in the development and launch of the Divx technology and in the national roll out of CarMax.
     Management anticipates that in fiscal 1999 capital expenditures of approximately $490 million will be funded through a combination of internally generated cash, proceeds from equity offerings, sale-leaseback transactions and operating leases and that securitization transactions will finance the growth in receivables. After discussions with various banks, management believes that it can secure a renewable financing program for CarMax inventory. At the end of fiscal 1998, the Company maintained a multi-year, $150.0 million unsecured revolving credit agreement and $410.0 million in seasonal lines that are renewed annually with various banks.
     After the first quarter of fiscal 1999, management expects to obtain additional funding to support the national roll out of Digital Video Express products and continuing operations of the partnership. Management will attempt to limit dilution for Circuit City Group investors. The Company has provided guarantees relating to licensing agreements with motion picture distributors for use of their films by the Divx system. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following three to five years.
     The Groups rely on the external debt of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. All significant financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate.

Capitalization
Fiscal                                     1998              1997            1996               1995             1994
------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in millions)             $       %         $      %        $      %           $      %         $      %
------------------------------------------------------------------------------------------------------------------------

Long-term debt, excluding current
      installments                     424.3    18       430.3   19        399.2   23       178.6    14        29.6    3
Other long-term liabilities            171.5     7       199.4    9        231.8   14       241.9    19       268.4   27
Total stockholders' equity           1,730.0    75     1,614.8   72      1,063.9   63       877.4    67       710.4   70
                                     -----------------------------------------------------------------------------------
Total capitalization                 2,325.8   100     2,244.5  100      1,694.9  100     1,297.9   100     1,008.4  100
                                     ===================================================================================

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of First North American National Bank and the installment loan portfolio of First North American Credit Corporation. Portions of these portfolios are securitized and, therefore, are not presented on the Company's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.

Revolving Loans
Interest rates charged on the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28 had the following APR structure:

(Amounts in millions)                             1998        1997
--------------------------------------------------------------------
Indexed to prime rate.......................  $   2,523    $   2,350
Fixed APR...................................        227          245
                                              ----------------------
Total ......................................  $   2,750    $   2,595
                                              ======================

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 28, financings were as follows:


(Amounts in millions)                          1998      1997
--------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations..............  $2,211    $1,979
Fixed-rate securitizations.................      290       290
Held by the Company:........................
   For investment...........................     204       139
   For sale.................................      45       187
                                              ----------------
Total ......................................  $2,750    $2,595
                                              ================

Auto Installment Loans
Many of the automobiles CarMax sells are financed through FNAC. All receivables represent fixed-rate installment loans with a principal weighted average life of approximately 20 months. Total principal outstanding at February 28 was as follows:

(Amounts in millions)                         1998      1997
------------------------------------------------------------
Fixed APR..................................   $297      $165
                                              ==============

     Financing for these receivables is achieved through bank conduit securitizations which, in turn, issue floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital. Financings at February 28 and related interest rates were as follows:

(Amounts in millions)                          1998       1997
--------------------------------------------------------------
Floating-rate securitizations
   synthetically altered to fixed...........  $224       $114
Floating-rate securitizations...............    44         31
Held by the Company:
   For investment...........................    23         19
   For sale.................................     6          1
                                              ---------------
Total ......................................  $297       $165
                                              ===============

     Because of the programs in place to manage interest rate exposure relating to its consumer loan portfolios, the Company expects to experience relatively little impact as interest rates fluctuate in the future. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
The Year 2000 issue arises because many computer programs use two digits rather than four to define the applicable year. Using two digits could result in a system failure or miscalculations that cause disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.
     In fiscal 1997, the Company began a Year 2000 date conversion project to address necessary code changes, testing and implementation for its systems. The Company has utilized both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. The Company expects that most of its Year 2000 conversions will be completed by December 1998. In fiscal 1998, the Company spent $3.3 million for Year 2000 modifications related to the Circuit City Group. The total remaining cost of the Circuit City Group's Year 2000 project is estimated at $12.1 million and is being funded through operating cash flows. Because CarMax's computer systems were developed in recent years, management believes the CarMax Group will incur no material costs related to the Year 2000 issue. The Company is coordinating with other entities with which it electronically interacts to address potential Year 2000 issues in order to minimize potential adverse consequences.
     The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from plans.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation.

The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal 1999 and beyond, are forward-looking statements and involve various risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following:
     (a) changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as electronic and telephone shopping services and mail order;
     (b) changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;
     (c) the presence or absence of new products or product features in the merchandise categories the Company sells and changes in the Company's actual merchandise sales mix;
     (d) significant changes in retail prices for products sold by any of the Company's businesses;
     (e) lack of availability/access to sources of supply for appropriate Circuit City or CarMax inventory;
     (f) the ability to retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support the Company's service-driven operating strategies;
     (g) changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Company's businesses and the availability of securitization financing for credit card and auto installment loan receivables;
     (h) changes in production or distribution costs or cost of materials for the Company's advertising;
     (i) availability of appropriate real estate locations for expansion;
     (j) the imposition of new restrictions or regulations regarding the sale of products and/or services the Company sells, changes in tax rules and regulations applicable to the Company, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations or any failure to comply with such laws or any adverse change in such laws;
     (k) adverse results in significant litigation matters;
     (l) changes in levels of competition in the car business from either traditional competitors and/or new nontraditional competitors utilizing auto superstore or other formats;
     (m) the inability of the CarMax stores to reach planned mature sales and earnings potential by the end of their fourth year;
     (n) limited or lack of availability of new-car franchises within a suitable radius of existing and proposed CarMax stores or limited manufacturer approval of franchise acquisitions;
     (o) availability of long-term financing to support the national roll out of Divx products;
     (p) the early stage of market development and absence of operating history for Divx and therefore lack of assurance that this business will achieve significant sales or profits;
     (q) the early stage of technological development of the Divx system and therefore lack of assurance that the products will work as expected on a large scale;
     (r) ability to maintain and acquire additional long-term agreements for title releases on Divx discs, manufacturing of Divx discs and licensing of the proprietary Divx hardware architecture;
     (s) developments or assertions by or against Divx, relating to intellectual property rights;
     (t) difficulty securing long-term agreements for the distribution of Divx discs through retail outlets; and
     (u) development of alternative and highly competitive means of distributing movies for in-home viewing.

     The United States retail industry and the specialty retail industry in particular are dynamic by nature and have undergone significant changes over the past several years. The Company's ability to anticipate and successfully respond to continuing challenges is key to achieving its expectations.

COMMON STOCK

Circuit City Stores, Inc. Common Stock began trading as Circuit City Stores, Inc.-Circuit City Group Common Stock on February 4, 1997. Newly created Circuit City Stores, Inc.-CarMax Group Common Stock also began trading on February 4, 1997. Both Group stocks are traded on the New York Stock Exchange. The quarterly dividend data shown below applies to the Circuit City Stores, Inc. or the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock since it pays no dividends at this time.

             Circuit City Stores, Inc./Circuit City Group                CarMax Group
-------------------------------------------------------------------------------------------------
             Market Price of Common Stock        Dividends       Market Price of Common Stock
FISCAL          1998              1997         1998     1997         1998             1997
-------------------------------------------------------------------------------------------------
            HIGH    LOW      HIGH      LOW                      HIGH     LOW      HIGH      LOW
-------------------------------------------------------------------------------------------------
1st....... $40.88  $30.88   $36.00   $29.25    $.035    $.030  $20.13   $13.50      -        -
2nd....... $39.88  $33.13   $38.75   $29.25    $.035    $.035  $15.38   $12.63      -        -
3rd....... $45.50  $31.00   $36.88   $30.25    $.035    $.035  $18.50   $11.38      -        -
4th....... $39.56  $31.38   $35.75   $28.63    $.035    $.035  $12.06   $ 6.50   $22.00    $20.00
           --------------------------------------------------------------------------------------
Total                                          $.140    $.135
                                               ==============

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




/s/Richard L. Sharp
Chairman and Chief Executive Officer




/s/Michael T. Chalifoux
Senior Vice President, Chief Financial Officer and
Corporate Secretary
April 3, 1998

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          Years Ended February 28 or 29
(Amounts in thousands except per share data)             1998       %             1997         %            1996         %
----------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES..................   $8,870,797   100.0       $ 7,663,811    100.0       $7,029,123    100.0
Cost of sales, buying and warehousing.............    6,827,133    77.0         5,902,711     77.0        5,394,293     76.7
                                                     -----------------------------------------------------------------------

GROSS PROFIT......................................    2,043,664    23.0         1,761,100     23.0        1,634,830     23.3
                                                     -----------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTE 10].............................    1,848,559    20.8         1,511,294     19.7        1,322,430     18.8
Interest expense [NOTE 4].........................       26,861     0.3            29,782      0.4           25,400      0.4
                                                     -----------------------------------------------------------------------

TOTAL EXPENSES....................................    1,875,420    21.1         1,541,076     20.1        1,347,830     19.2
                                                     -----------------------------------------------------------------------
Earnings before income taxes......................      168,244     1.9           220,024      2.9          287,000      4.1
Provision for income taxes [NOTE 5]...............       63,933     0.7            83,610      1.1          107,625      1.5
                                                     -----------------------------------------------------------------------

NET EARNINGS......................................   $  104,311     1.2       $   136,414      1.8       $  179,375      2.6
                                                     =======================================================================
Net earnings (loss) attributable to [NOTES 1 AND 2]:
   Circuit City Group common stock................   $  112,074               $   136,680                $  179,375
   CarMax Group common stock......................       (7,763)                     (266)                        -
                                                     ----------               -----------                ----------

                                                     $  104,311               $   136,414                $  179,375
                                                     ==========               ===========                ==========
Weighted average common shares [NOTE 2 AND 7]:
   Circuit City Group:
       Basic......................................       98,027                    97,311                    96,573
                                                     ==========               ===========                ==========
       Diluted....................................       99,204                    98,472                    97,689
                                                     ==========               ===========                ==========
   CarMax Group...................................       22,001                    21,860
                                                     ==========               ===========

NET EARNINGS (LOSS) PER SHARE [NOTES 2 AND 7]:
   Circuit City Group:
       Basic......................................   $     1.14               $      1.40                $     1.86
                                                     ==========               ===========                ==========
       Diluted....................................   $     1.13               $      1.39                $     1.84
                                                     ==========               ===========                ==========
   CarMax Group...................................   $    (0.35)              $     (0.01)
                                                     ==========               ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                                                                                     At February 28
(Amounts in thousands except share data)                                                      1998                   1997
----------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents...........................................................    $  116,612            $   202,643
   Net accounts receivable [NOTE 11]...................................................       598,035                531,974
   Inventory...........................................................................     1,410,545              1,392,363
   Deferred income taxes [NOTE 5]......................................................             -                 21,340
   Prepaid expenses and other current assets...........................................        21,157                 14,813
                                                                                           ---------------------------------

   TOTAL CURRENT ASSETS................................................................     2,146,349              2,163,133
   Property and equipment, net [NOTES 3 AND 4].........................................     1,048,434                886,091
   Other assets........................................................................        36,918                 31,949
                                                                                           ---------------------------------

   TOTAL ASSETS........................................................................    $3,231,701            $ 3,081,173
                                                                                           =================================

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 4 AND 9]..............................    $    1,301            $     1,490
   Accounts payable....................................................................       765,391                720,754
   Short-term debt [NOTE 4]............................................................         5,976                    347
   Accrued expenses and other current liabilities......................................       132,802                105,500
   Accrued income taxes................................................................             -                  8,560
   Deferred income taxes [NOTE 5]......................................................           356                      -
                                                                                           ---------------------------------

   TOTAL CURRENT LIABILITIES...........................................................       905,826                836,651
   Long-term debt, excluding current installments [NOTES 4 AND 9]......................       424,292                430,290
   Deferred revenue and other liabilities..............................................       145,107                166,295
   Deferred income taxes [NOTE 5]......................................................        26,437                 33,081
                                                                                           ---------------------------------

   TOTAL LIABILITIES...................................................................     1,501,662              1,466,317
                                                                                           ---------------------------------

   STOCKHOLDERS' EQUITY [NOTES 1 AND 6]:
   Circuit City Group common stock, $0.50 par value; 175,000,000 shares authorized;
      99,282,000 shares issued and outstanding (98,178,000 in 1997)....................        49,641                 49,089
   CarMax Group common stock, $0.50 par value; 175,000,000 shares authorized;
      22,204,000 shares issued and outstanding (21,860,000 in 1997)....................        11,102                 10,930
   Capital in excess of par value......................................................       530,763                506,823
   Retained earnings...................................................................     1,138,533              1,048,014
                                                                                           ---------------------------------

   TOTAL STOCKHOLDERS' EQUITY..........................................................     1,730,039              1,614,856
                                                                                           ---------------------------------
   Commitments and contingent liabilities [NOTES 1, 8, 9, 11, 12 AND 13]

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................................    $3,231,701            $ 3,081,173
                                                                                           =================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Years Ended February 28 or 29
(Amounts in thousands)                                                            1998             1997              1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings............................................................     $104,311         $ 136,414         $179,375
   Adjustments to reconcile net earnings to net cash provided by
      (used in) operating activities:
      Depreciation and amortization........................................      116,326            98,977           79,812
      Loss (gain) on disposition of property and equipment.................       14,093            (1,540)           5,600
      Provision for deferred income taxes..................................       15,052            20,973           22,411
      Decrease in deferred revenue and other liabilities...................      (23,024)          (47,706)         (27,865)
      Increase in net accounts  receivable.................................      (66,061)         (207,579)         (59,830)
      Increase in inventory, prepaid expenses and other current assets.....      (24,526)          (66,594)        (290,644)
      (Increase) decrease in other assets..................................       (4,969)          (15,869)           1,911
      Increase in accounts payable, accrued expenses and
         other current liabilities, and accrued income taxes...............       63,379            97,162           33,910
                                                                                -------------------------------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.....................      194,581            14,238          (55,320)
                                                                                -------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property and equipment.....................................     (588,052)         (541,989)        (518,175)
   Proceeds from sales of property and equipment...........................      297,126           332,726          251,454
                                                                                -------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES...................................     (290,926)         (209,263)        (266,721)
                                                                                -------------------------------------------
FINANCING ACTIVITIES:
   Proceeds from issuance of (payments on) short-term debt, net............        5,629           (91,740)          92,087
   Proceeds from issuance of long-term debt................................            -            32,619          222,000
   Principal payments on long-term debt....................................       (6,187)           (1,436)          (2,386)
   Issuances of Circuit City Group common stock, net........................      22,311            15,385           18,245
   Issuances of CarMax Group common stock, net..............................       2,353           412,335                -
   Dividends paid on Circuit City Group common stock.......................      (13,792)          (13,199)         (11,163)
                                                                                -------------------------------------------

   NET CASH PROVIDED BY FINANCING ACTIVITIES...............................       10,314           353,964          318,783
                                                                                -------------------------------------------
(Decrease) increase in cash and cash equivalents...........................      (86,031)          158,939           (3,258)
Cash and cash equivalents at beginning of year.............................      202,643            43,704           46,962
                                                                                -------------------------------------------

Cash and cash equivalents at end of year...................................     $116,612         $ 202,643         $ 43,704
                                                                                ===========================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
   Interest................................................................     $ 26,697         $  29,925         $ 22,905
   Income taxes............................................................     $ 47,936         $  73,113         $ 88,477

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Common Shares Outstanding      Common Stock     Capital In
                                                 Circuit City CarMax     Circuit City  CarMax   Excess of   Retained
(Amounts in thousands except per share data)         Group     Group        Group      Group    Par Value   Earnings       Total
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 1, 1995..........................  96,476        -      $ 48,238  $      -   $  72,639  $   756,587  $   877,464
                                                    -----------------------------------------------------------------------------
   Net earnings...................................       -        -             -         -          -       179,375      179,375
   Exercise of common stock options [NOTE 6]......     645        -           322         -       7,831            -        8,153
   Shares issued under Employee
      Stock Purchase Plan [NOTE 6]................      75        -            38         -       2,174            -        2,212
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     259        -           129         -       5,745            -        5,874
   Tax benefit from stock issued..................       -        -             -         -       4,746            -        4,746
   Shares cancelled upon reacquisition by Company.     (75)       -           (37)        -      (1,631)           -       (1,668)
   Unearned compensation-restricted stock.........       -        -             -         -      (1,072)           -       (1,072)
   Cash dividends-Circuit City Group common
      stock ($0.12 per share).....................       -        -             -         -           -      (11,163)     (11,163)
                                                    -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 29, 1996......................  97,380        -        48,690         -      90,432      924,799    1,063,921
                                                    -----------------------------------------------------------------------------
   Net earnings...................................       -        -             -         -           -      136,414      136,414
   Exercise of common stock options [NOTE 6]......     786        -           393         -      13,497            -       13,890
   Shares issued under Employee
      Stock Purchase Plan [NOTE 6]................      78        -            39         -       2,491            -        2,530
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     255        -           127         -       7,455            -        7,582
   Tax benefit from stock issued..................       -        -             -         -       3,080            -        3,080
   Shares issued in the CarMax Group stock
      offering....................................       -   21,860             -    10,930     401,405            -      412,335
   Shares cancelled upon reacquisition by Company.    (321)       -          (160)        -      (9,654)           -       (9,814)
   Unearned compensation-restricted stock.........       -        -             -         -      (1,883)           -       (1,883)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share).....................       -        -             -         -           -      (13,199)     (13,199)
                                                    -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1997......................  98,178   21,860        49,089    10,930     506,823    1,048,014    1,614,856
                                                    -----------------------------------------------------------------------------
   Net earnings...................................       -        -             -         -           -      104,311      104,311
   Exercise of common stock options [NOTE 6]......     483      273           241       136       6,790            -        7,167
   Shares issued under Employee
      Stock Purchase Plans [NOTE 6]...............     173       51            87        26       6,648            -        6,761
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 6].....................     605       20           302        10      20,214            -       20,526
   Tax benefit from stock issued..................       -        -             -         -       8,013            -        8,013
   Shares cancelled upon reacquisition by Company.    (157)       -           (78)        -      (4,470)           -       (4,548)
   Unearned compensation-restricted stock.........       -        -             -         -     (13,255)           -      (13,255)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share).....................       -        -             -         -           -      (13,792)     (13,792)
                                                    -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1998......................  99,282   22,204      $ 49,641  $ 11,102   $ 530,763  $ 1,138,533  $ 1,730,039
                                                    =============================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries (the Company) approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.- Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, a retained interest in the CarMax Group, and all other businesses in which the Company may be engaged, other than those comprising the CarMax Group, and including the Company's investment in Digital Video Express, LP. The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Circuit City Group held a 77.3 percent interest in the CarMax Group at February 28,1998, and a 77.5 percent interest at February 28,1997.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Group Stock and holders of CarMax Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Company's consolidated financial statements included herein should be read in conjunction with the financial statements of each Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) Principles of Consolidation: The consolidated financial statements include the accounts of the Circuit City Group, including Digital Video Express, LP, and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) Cash and Cash Equivalents: Cash equivalents of $71,750,000 at February 28, 1998, and $165,975,000 at February 28,1997, consist of highly liquid debt securities with original maturities of three months or less.

(C) Transfers and Servicing of Financial Assets: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1998 and 1997, cost approximates fair value.

(D) Fair Value of Financial Instruments: The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.

(E) Inventory: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method for the Circuit City Group's inventory and by specific identification for the CarMax Group's vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in the CarMax Group's inventory.

(F) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.
     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized straight-line over the lease term or the estimated useful life of the asset, whichever is shorter.

(G) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(H) Income Taxes: The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(I) Deferred Revenue: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.
     The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. All other costs are charged to expense as incurred. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(J) Selling, General and Administrative Expenses: Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.

(K) Advertising Expenses: All advertising costs are expensed as incurred.

(L) Net Earnings (Loss) per Share: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period earnings per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Basic net earnings per share for Circuit City Stock is computed by dividing net earnings attributable to Circuit City Stock, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the offering and the Circuit City Group's retained interest in the CarMax Group subsequent to the offering, by the weighted average number of shares of Circuit City Stock outstanding. Diluted net earnings per share for Circuit City Stock is computed by dividing net earnings attributable to Circuit City Stock, which includes the Circuit City Group's retained interest in CarMax, by the weighted average number of shares of Circuit City Stock outstanding and dilutive potential Circuit City Stock.
     Net loss per share for CarMax Stock is computed by dividing the net loss attributable to CarMax Stock by the weighted average number of shares of CarMax Stock outstanding. Diluted net loss per share for CarMax Stock is not calculated since it has a net loss for the periods presented. Historical net loss per share is omitted from the statements of operations for periods prior to the offering since CarMax Stock was not part of the capital structure of the Company for those periods.

(M) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(N) Derivative Financial Instruments: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(O) Risks and Uncertainties: Circuit City is the nation's largest retailer of brand-name consumer electronics and major appliances and a leading retailer of personal computers and music software. The diversity of Circuit City's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.
     Because of its investment in Divx, the Company is subject to additional risks and uncertainties. Divx is a partnership formed to develop and launch an enhancement for DVD players that provides significant copyright protection for movies released on Divx digital discs and sets a new standard for home video convenience. While management believes this product will gain widespread acceptance, there is no assurance that Divx ever will have commercially accepted products or that it will achieve significant sales of any such products. Other risks include lack of operating history, no assurance of successful operations, early state of market and technological development, acquiring and maintaining licensing and manufacturing agreements, minimum compensation requirements under studio license agreements, competition from substitute products and services, rapid technological change, dependence on key personnel and vendors, development or assertions by or against Divx relating to intellectual property rights, and the uncertainty of availability of additional financing.
     The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. At fiscal year-end, the CarMax Group's operations were concentrated in the southeastern United States and Texas. A severe economic downturn in either of these areas could negatively impact the
CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.

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

(Q) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1998.

3. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Land and buildings (20 to 25 years)......... $  143,905   $  132,127
Construction in progress....................    248,806      152,831
Furniture, fixtures and equipment
   (3 to 8 years)...........................    615,564      506,324
Leasehold improvements
   (10 to 15 years).........................    483,069      433,085
Capital leases, primarily buildings
   (20 years)...............................     12,471       12,471
                                             -----------------------
                                              1,503,815    1,236,838
Less accumulated depreciation and
   amortization.............................    455,381      350,747
                                              ----------------------
Property and equipment, net................. $1,048,434   $  886,091
                                             =======================

4. DEBT
Long-term debt at February 28 is summarized as follows:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Term loans..................................  $ 405,000    $ 405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.5% to 7.0%................      7,665       13,706
Obligations under capital leases [NOTE 9]...     12,928       13,074
                                              ----------------------
Total long-term debt........................    425,593      431,780
Less current installments...................      1,301        1,490
                                              ----------------------
Long-term debt, excluding
   current installments.....................  $ 424,292    $ 430,290
                                              ======================

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1998, the interest rate on the term loan was 6.08 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.04 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.01 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2002. The agreement provides for annual one-year extensions of the final maturity each August 31. No amounts were outstanding under the revolving credit agreement at February 28, 1998 or 1997.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $10,879,000 at February 28, 1998, and $14,575,000 at February 28, 1997.
     The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 1999 - $1,301,000; 2000 - $1,457,000; 2001 - $176,094,000; 2002 - $131,235,000; 2003 - $102,744,000.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1998 and 1997.
     Short-term debt includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                               Years Ended February 28
(Amounts in thousands)                             1998         1997
----------------------------------------------------------------------
Average short-term debt outstanding..........  $  48,254     $ 186,569
                                               =======================

Maximum short-term debt outstanding..........  $ 414,000     $ 580,000
                                               =======================

Aggregate committed lines of credit..........  $ 410,000     $ 415,000
                                               =======================


     The weighted average  interest rate on the outstanding  short-term debt was
5.7 percent during fiscal 1998, 5.4 percent during fiscal 1997 and 5.9 percent during fiscal 1996.
     The Company capitalizes interest in connection with the construction of certain facilities. In fiscal 1998, interest capitalized amounted to $9,638,000 ($6,970,000 in fiscal 1997 and $6,780,000 in fiscal 1996).

5. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes are as follows:

                                             Years Ended February 28 or 29
(Amounts in thousands)                       1998         1997         1996
-----------------------------------------------------------------------------
Current:
   Federal..............................  $  46,475    $  55,673    $  80,678
   State................................      2,406        6,964        4,536
                                          -----------------------------------
                                             48,881       62,637       85,214
                                          -----------------------------------
Deferred:
   Federal..............................     12,801       19,839       18,891
   State................................      2,251        1,134        3,520
                                          -----------------------------------
                                             15,052       20,973       22,411
                                          -----------------------------------
Provision for income taxes..............  $  63,933    $  83,610    $ 107,625
                                          ===================================

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                             Years Ended February 28 or 29
                                             1998         1997         1996
----------------------------------------------------------------------------
Federal statutory income
   tax rate............................      35.0%        35.0%        35.0%
State and local income taxes,
   net of Federal benefit..............       3.0          3.0          2.5
                                             -------------------------------
Effective income tax rate..............      38.0%        38.0%        37.5%
                                             ===============================

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1998 and 1997, are as follows:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue.........................  $   1,360    $  10,004
   Inventory capitalization.................      4,976        7,643
   Accrued expenses.........................     42,554       30,176
   Other....................................      3,638        3,354
                                              ----------------------
      Total gross deferred tax assets.......     52,528       51,177
                                              ----------------------
Deferred tax liabilities:
   Depreciation and amortization............     45,118       43,085
   Gain on sales of receivables.............     11,439        1,424
   Other prepaid expenses...................     10,569        7,982
   Other....................................     12,195       10,427
                                              ----------------------
      Total gross deferred tax liabilities..     79,321       62,918
                                              ----------------------
Net deferred tax liability..................  $  26,793    $  11,741
                                              ======================

     Based on the Company's historical and current pre-tax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

6. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock and CarMax Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $35 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $22 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated; 800,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

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

(C) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby management and key employees are granted restricted shares of Circuit City Stock or CarMax Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. In fiscal 1998, certain officers of the Circuit City Group were granted 378,425 restricted shares of Circuit City Stock which vest seven years from the date of grant. These awards provide accelerated vesting if certain performance factors are met. Total restricted stock awards of 604,516 shares of Circuit City Stock and 20,000 shares of CarMax Stock were granted to eligible employees in fiscal 1998. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1998, a total of $5,073,100 was charged to operations ($3,790,200 in fiscal 1997 and $3,362,500 in fiscal 1996). As of February 28, 1998, 953,833 restricted shares of Circuit City Stock and 20,000 restricted shares of CarMax Stock were outstanding.

(D) Employee Stock Purchase Plans: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Plan and, starting in April 1997, under the CarMax Plan, eligible employees may purchase shares of Circuit City Stock or CarMax Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1998, a total of 112,370 shares remained available under the Circuit City Plan and 407,225 shares remained available under the CarMax Plan. During fiscal 1998, 450,698 shares of Circuit City Stock were issued to or purchased on the open market for employees (499,338 shares in fiscal 1997 and 474,889 in fiscal 1996), and 92,775 shares of CarMax Stock were issued to or purchased on the open market on behalf of employees. The average price per share of Circuit City Stock was $36.78 in fiscal 1998, $32.68 in fiscal 1997 and $29.97 in fiscal 1996. The average price per share of CarMax Stock was $12.73 in fiscal 1998. The purchase price discount is charged to operations and totaled $2,670,400 in fiscal 1998, $2,433,600 in fiscal 1997 and $2,030,000 in fiscal
1996.

(E) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Stock or CarMax Stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors is equal to, or greater than, the market value at the date of grant; for nonqualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant. In fiscal 1998, options that were outstanding as of February 28, 1997, to purchase shares of stock of the corporate entity comprising the CarMax Group were converted into options to purchase CarMax Stock.
     A summary of the status of the Company's stock options and changes during the years ended February 28, 1998 and 1997, and February 29, 1996, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1998.


TABLE 1                                           1998                         1997                           1996
------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average            Weighted Average                Weighted Average
(Shares in thousands)                      Shares  Exercise Price      Shares  Exercise Price          Shares  Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Circuit City Group:
Outstanding at beginning of year            4,828      $29.76           3,563      $18.63               3,709      $17.14
Granted                                       726       35.21           2,159       43.38                 763       22.98
Exercised                                    (483)      15.00            (786)      17.67                (645)      12.64
Cancelled                                     (77)      29.42            (108)      21.90                (264)      24.06
                                            -----                       -----                           -----
Outstanding at end of year                  4,994      $32.00           4,828      $29.76               3,563      $18.63
                                           ======                       =====                           =====
Options exercisable at end of year          1,754      $19.68           1,629      $17.24               1,847      $16.19
                                           ======                       =====                           =====
CarMax Group:
Outstanding at beginning of year            4,769      $ 0.51           4,278      $ 0.22               3,518      $ 0.22
Granted                                       413       13.04             961        1.68                 796        0.22
Exercised                                    (273)       0.22               -           -                   -           -
Cancelled                                     (87)       6.36            (470)       0.27                 (36)       0.22
                                           ------                       -----                           -----
Outstanding at end of year                  4,822      $ 1.49           4,769      $ 0.51               4,278      $ 0.22
                                           ======                       =====                           =====
Options exercisable at end of year            762      $ 0.37               -      $  -                     -      $    -
                                           ======                       =====                           =====

                                       34

TABLE 2                                      Options Outstanding                        Options Exercisable
---------------------------------------------------------------------------------------------------------------------
                                                Weighted Average
(Shares in thousands)                Number         Remaining     Weighted Average        Number     Weighted Average
Range of Exercise Price            Outstanding  Contractual Life   Exercise Price       Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------------------
Circuit City Group:
$ 7.70 to  9.25...................     177           0.3             $  8.80                177          $ 8.80
 15.69 to 20.13...................     991           2.2               17.27                872           17.12
 22.50 to 29.13...................     977           2.9               23.57                556           24.36
 29.50 to 38.00...................   1,849           6.2               31.96                149           30.21
 59.00............................   1,000           4.1               59.00                  -               -
                                     -----                                                -----
Total.............................   4,994           4.1             $ 32.00              1,754          $19.68
                                     =====                                                =====
CarMax Group:
$ 0.22............................   4,241           4.0             $  0.22                754          $ 0.22
  6.25 to 9.19....................     291           5.0                7.28                  -               -
 12.94 to 16.31...................     290           6.3               14.32                  8           15.00
                                     -----                                                -----
Total.............................   4,822           4.2             $  1.49                762          $ 0.37
                                     =====                                                =====

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's and the CarMax Group's net earnings or loss and net earnings or loss per share would have been changed to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1998 may not be representative of the pro forma effects on net earnings or loss for future years.

(Amounts in thousands                        Years Ended February 28 or 29
except per share data)                      1998         1997         1996
----------------------------------------------------------------------------
Circuit City Group:
Net earnings-as reported...............  $ 112,074    $ 136,680    $ 179,375
Net earnings-pro forma.................    107,399      133,326      178,325
Basic net earnings per
   share-as reported...................  $    1.14    $    1.40    $    1.86
Basic net earnings per
   share-pro forma.....................       1.10         1.37         1.85
Diluted net earnings per
   share-as reported...................  $    1.13    $    1.39    $    1.84
Diluted net earnings per
   share-pro forma.....................       1.08         1.35         1.83

CarMax Group:
Net loss-as reported...................  $   7,763    $     266            -
Net loss-pro forma.....................      7,824          268            -
Net loss per share-as reported.........  $    0.35    $    0.01            -
Net loss per share-pro forma..........        0.36         0.01            -

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                             Years Ended February 28 or 29
                                            1998          1997         1996
---------------------------------------------------------------------------
Circuit City Group:
Expected dividend yield...............       0.4%         0.4%         0.4%
Expected stock volatility.............        33%          33%          35%
Risk-free interest rates..............         6%           6%           7%
Expected lives (in years).............         4            4            4

CarMax Group:
Expected dividend yield...............         -            -            -
Expected stock volatility.............        50%          40%           -
Risk-free interest rates..............         6%           6%           -
Expected lives (in years).............         3            4            -

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $13 in fiscal 1998, $8 in fiscal 1997 and $9 in fiscal 1996; and for the CarMax Group, $6 in fiscal 1998 and $0.70 in fiscal 1997.

                                       35

7. NET EARNINGS (LOSS) PER SHARE
On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Prior period net earnings per share data has been restated in accordance with SFAS No. 128. Reconciliations of the numerator and denominator of basic and diluted net earnings (loss) per share are presented below:

(Amounts in thousands
except per share data)                         1998         1997         1996
------------------------------------------------------------------------------
Circuit City Group:
Weighted average common
   shares................................     98,027       97,311       96,573
Dilutive potential common shares:
   Options...............................        842          889          862
   Restricted stock......................        335          272          254
                                           -----------------------------------
Weighted average common shares
   and dilutive potential
   common shares.........................     99,204       98,472       97,689
                                           ===================================

Income available to common
   shareholders..........................  $ 112,074    $ 136,680    $ 179,375
                                           ===================================

Basic net earnings per share.............  $    1.14    $    1.40    $    1.86
                                           ===================================

Diluted net earnings per share...........  $    1.13    $    1.39    $    1.84
                                           ===================================

CarMax Group:
Weighted average common
   shares................................     22,001       21,860            -
                                           ===================================

Loss available to
   common shareholders...................  $   7,763    $     266    $       -
                                           ===================================

Net loss per share.......................  $     0.35   $    0.01    $       -
                                           ===================================


     Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 1,510,000 shares of Circuit City Stock ranging from $35.47 to $59.00 per share were outstanding and not included in the calculation at the end of fiscal 1998; 1,076,000 shares ranging from $32.25 to $59.00 per share at the end of fiscal 1997; and 65,000 shares ranging from $26.75 to $34.63 per share at the end of fiscal 1996.
     The CarMax Group had no diluted net loss per share because the Group had a net loss for the periods presented. No net loss per share is presented for fiscal 1996 because CarMax Stock was not part of the capital structure of the Company for that fiscal year.

8. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1998 and 1997.
     The components of net pension expense are as follows:

                                               Years Ended February 28 or 29
(Amounts in thousands)                        1998         1997          1996
------------------------------------------------------------------------------
Service cost of benefits earned
   during the year.......................  $   8,584    $   9,388    $   5,896
Interest cost on projected
   benefit obligation....................      5,260        4,701        3,632
Actual return on plan assets.............    (12,759)      (9,903)      (9,277)
Net amortization.........................      7,336        6,908        6,314
                                           -----------------------------------
Net pension expense......................  $   8,421    $  11,094    $   6,565
                                           ===================================

     Contributions required were $11,642,000 in fiscal 1998, $6,603,000 in fiscal 1997 and $1,160,000 in fiscal 1996.
     The following table sets forth the Plan's financial status and amounts recognized in the consolidated balance sheets as of February 28:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested...................................  $  55,683    $  43,568
   Nonvested................................      7,489        5,401
                                              ----------------------
Total benefits..............................     63,172       48,969
Additional amounts related to projected
   salary increases.........................     25,952       21,607
                                              ----------------------
Projected benefit obligation for services
   rendered to date.........................     89,124       70,576
Plan assets at fair value...................    (84,251)     (62,928)
                                              ----------------------
Projected benefit obligation in excess of
   plan assets..............................      4,873        7,648
Unrecognized gain from past experience......      3,189        3,328
Unrecognized prior service cost.............        665          770
Unrecognized net asset being
   recognized over 15 years.................        808        1,010
                                              ----------------------
Accrued pension cost........................  $   9,535    $  12,756
                                              ======================

Assumptions used in the accounting for the pension plan were:

                                                 Years Ended February 28 or 29
                                                 1998        1997         1996
-------------------------------------------------------------------------------
Weighted average discount rate..............     7.0%        7.5%          7.0%
Rate of increase in compensation levels.....     5.0%        5.5%          6.0%
Rate of return on plan assets...............     9.0%        9.0%          9.0%
                                                 ==============================

9. LEASE COMMITMENTS

The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                             Years ended February 28 or 29
(Amounts in thousands)                      1998          1997         1996
----------------------------------------------------------------------------
Minimum rentals........................  $ 248,383    $ 184,618    $ 148,082
Rentals based on sales volume..........        730        2,322        2,871
Sublease income........................    (12,879)     (11,121)      (9,996)
                                         -----------------------------------
Net   .................................  $ 236,234    $ 175,819    $ 140,957
                                         ===================================

     The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 1998, were:

                                                      Operating    Operating
(Amounts in thousands)                    Capital       Lease      Sublease
Fiscal                                    Leases     Commitments    Income
----------------------------------------------------------------------------
1999..................................  $  1,579     $  256,698   $ (13,177)
2000..................................     1,662        254,200     (12,159)
2001..................................     1,681        252,328     (11,509)
2002..................................     1,725        249,110     (11,120)
2003..................................     1,726        245,605     (10,123)
After 2003............................    18,232      2,859,083     (48,150)
                                        -----------------------------------
Total minimum lease
   payments...........................    26,605     $4,117,024   $(106,238)
                                                     ======================
Less amounts representing
   interest...........................    13,677
                                        --------
Present value of net
   minimum capital lease
   payments [NOTE 4]..................  $ 12,928
                                        ========


     In fiscal 1998, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $218,768,000 ($201,694,000 in fiscal 1997 and $183,900,000 in fiscal 1996). The Company does not have continuing involvement under the sale-leaseback transactions.

10. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $400,346,000 (4.5 percent of net sales and operating revenues) in fiscal 1998, $354,270,000 (4.6 percent of net sales and operating revenues) in fiscal 1997 and $324,335,000 (4.6 percent of net sales and operating revenues) in fiscal 1996.

11. SECURITIZATIONS
(A) Credit Card Securitizations: The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank, its wholly owned finance operation. The Company implemented SFAS No. 125 with respect to sales of credit card receivables occurring after December 31, 1996. Proceeds from securitization transactions were $331.4 million for fiscal 1998, $551.1 million for fiscal 1997 and $692.3 million for fiscal 1996.
     Receivables relating to the securitization facilities consist of the following at February 28:

(Amounts in thousands)                            1998        1997
---------------------------------------------------------------------
Managed receivables.........................  $2,749,793   $2,594,651
Receivables/residual interests
   held by the Company:
   For sale.................................     (44,622)    (186,378)
   For investment...........................    (203,921)    (139,458)
                                              -----------------------
Net receivables sold........................  $2,501,250   $2,268,815
                                              =======================
Net receivables sold
   with recourse............................  $  726,000   $1,317,565
                                              =======================
Program capacity............................  $3,075,000   $2,665,000
                                              =======================

     The finance operation finances its private-label credit card program through a single master trust, through both private placement and the public market. The master trust vehicle permits further expansion of the securitization program to meet future receivables growth. As of February 28, 1998, the master trust program had a total program capacity of $1.025 billion. The agreement has no recourse provisions.
     During fiscal 1998, the finance operation created a master trust securitization facility related to its bank card program and issued two series from the master trust. The master trust vehicle permits further expansion of the securitization program in the public market. The bank card securitization program has a total program capacity of $2.050 billion. The agreement related to the first series issued under the master trust provides recourse to the Company for any cash flow deficiencies. The Company believes that as of February 28, 1998, no liability existed under these recourse provisions. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs.
     The net gain on sales of receivables totaled $21.8 million for fiscal 1998 and $3.2 million for fiscal 1997. The finance operation's revenue, including gains on sales of receivables, totaled $195.7 million for fiscal 1998, $197.0 million for fiscal 1997 and $142.9 million for fiscal 1996. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $25 million at February 28, 1998, and $3.2 million at February 28, 1997, and are included in net accounts receivable.

(B) Auto Loan Securitization: In fiscal 1996, the Company entered into a securitization agreement to finance the consumer installment credit receivables generated by First North American Credit Corporation, a finance operation of the Company. Proceeds from the auto loan securitization transaction were $123 million during fiscal 1998 and $58 million during fiscal 1997. The seasoned portfolio and more estimable losses allowed the Company to recognize gains on the sales of these receivables beginning in fiscal 1997. Receivables relating to the securitization facility consist of the following at February 28:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Managed receivables.........................  $ 291,294    $ 155,234
Receivables held by the Company:
   For sale.................................     (5,816)        (920)
   For investment...........................    (17,478)      (9,314)
                                              ----------------------
Net receivables sold       .................  $ 268,000    $ 145,000
                                              ======================
Program capacity............................  $ 300,000    $ 175,000
                                              ======================

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated.
     The net gain on sales of receivables totaled $3.7 million for fiscal 1998 and $3.1 million for fiscal 1997. FNAC's revenue, including gains on sales of receivables, totaled $11.2 million for fiscal 1998, $8.7 million for fiscal 1997 and $2.0 million for fiscal 1996. The servicing fee specified in the auto loan securitization agreement adequately compensates FNAC for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $6.8 million at February 28, 1998, and $3.1 million at February 28, 1997, and are included in net accounts receivable.

12. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1998, would result in a loss of $1.9 million and at February 28, 1997, would result in a gain of $0.1 million.
     The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. During fiscal 1998, the Company entered into four new 40-month amortizing swaps with notional amounts totaling approximately $162 million. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $224 million at February 28, 1998, and $114 million at February 28, 1997.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

13. COMMITMENTS AND CONTINGENT LIABILITIES
(A) Investment in Divx: In May 1995, the Company agreed to invest $30.0 million in Divx, a partnership that has developed and will market a new home digital video system. That commitment was increased to $130.0 million in September 1997. The Company holds approximately 66 percent of the partnership and allocates its investment in Divx to the Circuit City Group. As of February 28, 1998, the Company had funded approximately $86.8 million of its commitment of which $51.9 million has been expensed ($31.8 million was expensed in fiscal 1998, $11.4 million in fiscal 1997 and $8.7 million in fiscal 1996 and prior).

(B) Licensing Agreements: Divx has entered into licensing agreements with motion picture distributors for use of their feature-length films for the Divx system. The Company guarantees Divx's performance under these commitments. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following three to five years. This compensation is contingent upon shipment of the first Divx disc, currently expected to occur in May 1998. At that time, the minimum compensation due from Divx to the studios is $112.0 million ($11.0 million in fiscal 1999, $26.0 million in fiscal 2000, $32.0 million in fiscal 2001, $20.5 million in fiscal 2002, $14.5 million in fiscal 2003 and $8.0 million in fiscal 2004).

(C) Legal Proceedings: In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands      First Quarter       Second Quarter        Third Quarter        Fourth Quarter            Year
except per share data)    1998      1997       1998      1997        1998      1997       1998      1997       1998       1997
----------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
 revenues..........  $1,856,904 $1,615,266 $2,020,572 $1,767,043 $2,144,219 $1,863,947 $2,849,102 $2,417,555 $8,870,797 $7,663,811


Gross profit.........$  418,278 $  362,270 $  472,429 $  396,328 $  481,753 $  422,859 $  671,204 $  579,643 $2,043,664 $1,761,100
                     -------------------------------------------------------------------------------------------------------------

Net earnings (loss)
 attributable to:
 Circuit City Stock..$   12,749 $   16,783 $  27,879  $   31,583 $  14,012  $   19,787 $  57,434  $   68,527 $  112,074 $  136,680
                     -------------------------------------------------------------------------------------------------------------


   CarMax Stock......$     (275)$      -   $    (393) $        - $  (2,075) $        - $  (5,020) $     (266)$   (7,763)$     (266)
                      ------------------------------------------------------------------------------------------------------------

Net earnings (loss)
 per share:

 Circuit City Stock:
      Basic..........$     0.13 $   0.17   $   0.28  $      0.32   $   0.14  $   0.20   $   0.58  $     0.70  $    1.14  $    1.40
      Diluted....... $     0.13 $   0.17   $   0.28  $      0.32   $   0.14  $   0.20   $   0.58  $     0.70  $    1.13  $    1.39
                        ----------------------------------------------------------------------------------------------------------
 CarMax Stock......  $    (0.01)$      -   $  (0.02) $         -   $  (0.09) $      -   $  (0.23) $    (0.01)     (0.35) $   (0.01)
                     -------------------------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 1998 and 1997 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1998 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP
Richmond, Virginia
April 3, 1998

CIRCUIT CITY GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.- CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express, LP and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis relates to the Circuit City Group. Reported earnings reflect the Circuit City Group's 100 percent interest in the losses of the CarMax Group prior to the consummation of the offering on February 7, 1997, and the lower Inter-Group Interest since that time. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the CarMax Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the Circuit City Group increased 12 percent in fiscal 1998 to $8.00 billion. In fiscal 1997, total sales were $7.15 billion, a 6 percent increase from $6.75 billion in fiscal 1996.

Percentage Sales Change from Prior Year
                                        Circuit City Group
                                        ------------------
Fiscal                                  Total    Comparable      Industry*
------------------------------------------------------------------------
1998  ................................   12%       (1)%          (3)%
1997  ................................    6%       (8)%          (8)%
1996  ................................   23%        5 %           6 %
1995  ................................   34%       15 %          11 %
1994  ................................   26%        8 %           7 %

* The industry sales rates are derived from Electronics Industries Association, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales. Music software is not included in industry sales for fiscal 1994. In that year, Circuit City was not a significant participant in this category.

     Continued geographic expansion of the Group's Circuit City Superstores produced the fiscal 1998 total sales increase. The contribution from new stores was partly offset by a comparable store sales decline of 1 percent, which reflects the effects of an estimated 3 percent reduction in industry sales. In fiscal 1998, the Group opened 57 Superstores, including entries into the New York, Dayton, Columbus and Indianapolis metropolitan markets.
     Seven of the new stores opened in the last month of the year. The Group also entered smaller markets, added stores to existing markets and replaced 11 stores, including one electronics-only store that was replaced with a Superstore.
     The Group operates four Circuit City Superstore formats with square footage and merchandise assortments tailored to population and volume expectations for specific trade areas. The "D" format serves the most populous trade areas and offers the largest merchandise assortment of all the formats. Selling space in "D" stores has decreased during the last two years. At the end of fiscal 1998, selling space for the "D" format stores averaged about 23,000 square feet and total square footage for all "D" stores averaged 43,102. The "C" format constitutes the largest percent of the store base. At the end of fiscal 1998, selling space in the "C" format stores averaged about 15,000 square feet with total square footage for all "C" stores averaging 34,093. The "B" format often is located in smaller markets or in trade areas that are on the fringes of larger metropolitan markets. At the end of fiscal 1998, selling space in these stores averaged approximately 12,000 square feet with an average total square footage of 26,251. The "B" stores offer a broad merchandise assortment that maximizes return on investment in lower volume areas. The "A" format serves the least populated trade areas. Selling space for all "A" stores averaged approximately 9,600 square feet at the end of fiscal 1998, and total square footage averaged 19,329. These stores feature a layout, staffing level and merchandise assortment that creates high productivity in the smallest markets.
     The Group also operates 52 mall-based Circuit City Express stores. These stores are located in regional malls, are approximately 2,000 to 3,000 square feet in size and sell leading-edge technology. During fiscal 1998, the Group opened a net of seven Circuit City Express stores.

Store Mix
                                          Retail Units at Year End
                           -----------------------------------------------------
Fiscal                     1998         1997        1996        1995       1994
--------------------------------------------------------------------------------
Superstore
   "D" Superstore........  114           95          61          12           -
   "C" Superstore........  289          278         259         257         219
   "B" Superstore........   72           54          46          37          30
   "A" Superstore........   25           16          12           6           4
Electronics-Only.........    4            5           5           5           7
Circuit City Express.....   52           45          36          35          34
                            ---------------------------------------------------
Total....................   556         493         419         352         294
                            ===================================================

     Geographic expansion and the addition of product categories such as personal computers were the primary contributors to the Group's total sales growth from fiscal 1994 through fiscal 1996. Late in fiscal 1996, industry sales of consumer electronics and personal computers weakened, resulting in comparable store sales declines for the Circuit City Group. The industry remained soft in fiscal 1997 and 1998, as few new product introductions resulted in lower average retail prices in virtually all product categories and an intense promotional climate. In fiscal 1998, stronger industry sales of major appliances, digital satellite systems and wireless communication products partly offset decreased sales in other cat-

egories. Based on market research, sales performance and available industry rankings, management believes that in fiscal 1998 Circuit City continued to lead the industry in consumer electronics sales and was the nation's second-largest major appliance retailer. Although the products sold in Circuit City locations remain widely available, industry weakness nevertheless has resulted in a significant number of competitor store closings and reductions in competitor expansion plans. As a result, management believes that the Circuit City locations continue to maintain substantial shares in existing markets and to build significant shares in new markets.

Sales by Merchandise Categories

Fiscal               1998          1997         1996         1995         1994
------------------------------------------------------------------------------
TV.................   18%           18%          17%          19%          20%
VCR/Camcorders.....   13%           14%          13%          14%          17%
Audio..............   17%           18%          19%          22%          23%
Home Office........   25%           24%          26%          20%          12%
Appliances.........   15%           15%          14%          15%          18%
Other..............   12%           11%          11%          10%          10%
                     --------------------------------------------------------
Total..............  100%          100%         100%         100%         100%
                     ========================================================

     The Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. One of these programs is sold in most major markets and features in-home service for personal computer products. The second program covers electronics and major appliances and at the end of fiscal year 1998 was offered by approximately 85 percent of the Superstores. The remaining stores sell a Circuit City extended warranty. Gross dollar sales from all extended warranty programs were 5.5 percent of the Group's total sales in fiscal year 1998, compared with 6.0 percent in fiscal 1997 and 5.9 percent in fiscal 1996. The change in fiscal 1998 reflects a shift in store management emphasis towards other product categories. The Group's management believes that a renewed focus on warranty sales with continued attention to other categories will help improve results in fiscal 1999. Total extended warranty revenue, which is reported in the Group's total sales, was 4.6 percent of sales in fiscal year 1998 and 5.1 percent of sales in fiscal years 1997 and 1996. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 3.6 percent of the Group's total sales in fiscal years 1998 and 1997 and 3.0 percent in fiscal 1996. The increase in third-party revenue as a percentage of the total from fiscal 1996 to fiscal 1997 reflects a higher percentage of stores selling third-party contracts.

Superstore Sales per Total Square Foot

Fiscal
---------------------------------------------
1998..................................   $478
1997..................................   $499
1996..................................   $577
1995..................................   $584
1994..................................   $523

Superstore Sales per Total Square Foot. Over the last five years, the Group has significantly increased the percentage of store square footage devoted to selling space. In fiscal 1995, the Group introduced the larger format "D" stores in some markets. These stores are intended to generate high sales volumes in specific trade areas but lower sales per total square foot than smaller Superstores. As a result, the Group's Superstore sales per total square foot declined in fiscal 1996. These stores and the decline in comparable store sales again produced lower Superstore sales per total square foot in fiscal 1998 and fiscal 1997.

Impact of Inflation. Inflation has not been a significant contributor to the Group's results. In fact, during the past year, the average retail price has declined in virtually all of the Group's product categories. Although new product introductions could help reverse this trend, management expects no significant short-term change. Because the Group purchases substantially all products, including consumer electronics, in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

Cost of Sales, Buying and Warehousing
The gross profit margin was 24.6 percent of sales in fiscal 1998, up from 24.0 percent in fiscal 1997 and 23.9 percent in fiscal 1996. The higher gross margin trend reflects better inventory management and a stronger sales performance in higher margin categories, especially major appliances, digital satellite systems and wireless communication products. The Group has gradually reduced its assortment in a variety of product categories to more closely match consumer demand and carefully managed model transitions, especially in the personal computer business. As a result, markdowns have decreased, contributing to the gross margin improvement.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to 21.5 percent of sales in fiscal 1998 from 20.4 percent in fiscal 1997 and 19.2 percent in fiscal 1996. The primary contributors to the fiscal 1998 increase in the expense ratio were lower comparable store sales, a decline in profits from the finance operation, and the Company's investment in Digital Video Express, LP. Operating profits generated by the finance operation are recorded as a reduction to the Group's selling, general and administrative expenses.
     In September 1997, Circuit City Stores, Inc. announced plans to invest an additional $100 million in Digital Video Express, LP, a partnership that has developed and will market a new digital video system that is supported by leading U.S. movie studios and brand-name consumer electronics manufacturers. Circuit City Stores, Inc. holds approximately two-thirds of the ownership in the partnership. The minority ownership interest is held by the prominent Los Angeles law firm Ziffren, Brittenham, Branca & Fischer. The Company's investment in Divx is allocated to the Circuit City Group. Before the additional commitment announced in September, the investment in Divx totaled approximately $30 million. Expenses associated with the investment increased the Circuit City Group's expense ratio by 42 basis points in fiscal 1998, 18 basis points in fiscal 1997 and 12 basis points in fiscal 1996.

Interest Expense
Interest expense was 0.3 percent in fiscal 1998, 1997 and 1996. Interest expense was incurred on allocated debt used to fund store expansion and working capital.

Income Taxes
The Group's effective income tax rate was 38.3 percent in fiscal year 1998, 38.2 percent in fiscal 1997 and 37.6 in fiscal 1996.

The higher tax rates for fiscal years 1998 and 1997 reflect increased sales in states with higher tax rates.

Earnings before the Inter-Group Interest in the CarMax Group
Earnings before the Inter-Group Interest in the CarMax Group declined 5 percent to $138.5 million in fiscal 1998. In fiscal 1997, earnings before the Inter-Group Interest were $145.7 million, a 21 percent decrease from $184.6 million in fiscal 1996. The results for all three years include the Company's investment in Digital Video Express. Excluding this investment, earnings for the Circuit City Group before the Inter-Group Interest in the CarMax Group rose 4 percent in fiscal 1998 to $159.2 million versus $153.6 million in fiscal 1997 and $189.4 million in fiscal 1996.

Net Loss Related to the Inter-Group Interest in the CarMax Group
The CarMax Group has incurred losses during the testing stage and the first phase of national roll out, which began late in fiscal 1997. The net loss attributable to the Circuit City Group's Inter-Group Interest in the CarMax Group was $26.5 million in fiscal 1998, $9.1 million in fiscal 1997 and $5.2 million in fiscal 1996.

Net Earnings
Net earnings for the Circuit City Group were $112.1 million in fiscal 1998, $136.7 million in fiscal 1997 and $179.4 million in fiscal 1996. Net earnings per share were $1.13 in fiscal 1998, $1.39 in fiscal 1997 and $1.84 in fiscal 1996. The lower earnings in fiscal years 1998 and 1997 reflect the challenging industry environment faced by the Group, the Company's investment in Digital Video Express and the higher losses incurred by the CarMax Group.
     All per share numbers have been restated to conform with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

Operations Outlook
Management  believes  that  continued  investment in Circuit  City's  Superstore expansion will maximize long-term shareholder value. Circuit City has established its presence in the nation's top 50 markets and will continue adding to the existing store base as attractive market opportunities arise. In fiscal 1999, the Group plans to open approximately 50 Superstores, including an estimated 30 "A" stores. Store openings will consist of entries into smaller one- and two-store markets and additions to existing Circuit City markets, including approximately 15 more stores in the New York metropolitan area.
     In fiscal 1999, growth for the Circuit City business likely will be influenced by the timing and strength of a pickup in industry sales and by consumer interest in new product introductions, such as digital television and digital video disc players. Management believes that a modest upturn in industry sales will produce stronger sales growth than experienced in fiscal 1998.
     The intense promotional climate of the past three years has prompted some industry consolidation. The rationalization of industry square footage should have a positive impact over the long term as the Circuit City stores gain a portion of the vacated market share. Management believes that the Group's financial condition, in-store execution and geographic coverage leave it well-positioned competitively. Management believes this competitive position and an upturn in the industry represent substantial long-term earnings potential.
     Management is also enthusiastic about the long-term profit potential of the Company's investment in Digital Video Express. Decisions to invest additional funds in Divx have been made over a period of years and were based on accomplishment of specific tech- nical goals and on achieving support from key studios and hardware manufacturers. As of early April 1998, Digital Video Express had secured key agreements with Disney, Paramount, Universal, Twentieth Century Fox, Metro-Goldwyn-Mayer and DreamWorks SKG to provide titles, including all new home videos, for release on Divx discs on the same day they are available for rental on VHS tape. Zenith, Thomson, Matsushita, JVC, Pioneer and Harman Kardon had announced plans to manufacture DVD players with the Divx feature. Additional funding will be needed to support national retail roll out in fiscal 1999; management expects to pursue various funding alternatives with a focus on those that would remove future losses from the Company's and the Group's financial statements. Management does not expect Digital Video Express to generate profits until substantial player penetration has been achieved and transaction volumes reach significant levels.
     Management expects CarMax results to surpass the break-even point in fiscal 1999. The CarMax results will be partly reflected in the Circuit City Group's Inter-Group Interest.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 1998, net cash provided by operating activities was $280.7 million compared with $39.7 million provided by operating activities in fiscal 1997 and $71.5 million used in operating activities in fiscal 1996. The fiscal 1998 increase primarily reflects further improvements in inventory management, which resulted in a decrease in inventory from the previous year, a smaller increase in net accounts receivable and a slight earnings increase in the Circuit City business, partly offset by the investment in Digital Video Express. The fiscal 1997 improvement primarily reflects only a slight inventory increase in that year compared with fiscal 1996 and an increase in accounts payable, partly offset by an increase in net accounts receivable and lower net earnings.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the Circuit City Group consists of (1) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (2) a portion of the Company's debt that is allocated between the Groups. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group payables or receivables on the financial statements of each Group. During fiscal 1998, an inter-group note was issued by the Circuit City Group on behalf of the CarMax Group as a temporary financing vehicle for CarMax inventory. At fiscal year-end 1998, the Circuit City Group main-

tained no inter-group notes, payables or receivables with the CarMax Group. At February 28, 1997, the Circuit City Group had an inter-group payable totaling $48.1 million.
     Capital expenditures for the Circuit City Group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. Capital expenditures of $353.8 million during fiscal 1998 principally reflect Superstores opened during the year and a portion of the Superstores opening in fiscal 1999. Sale-leaseback and landlord reimbursement transactions completed in fiscal 1998 totaled $199.0 million. Capital expenditures of $451.6 million in fiscal 1997 and $491.4 million in fiscal 1996 were largely incurred in connection with the Superstore expansion program.
     The finance operation, First North American National Bank, primarily funds its credit card programs through securitization transactions, which allow the operation to sell the receivables while retaining a small interest in the receivables. The finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.025 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $2.050 billion in receivables related to the operation's bankcard programs. Securitized receivables totaled $2.501 billion at February 28, 1998. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that both securitization programs can be expanded to accommodate future receivables growth.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. At the end of fiscal 1998, the Circuit City Group retained a 77.3 percent interest in the equity of the CarMax Group. As of February 28, 1998, the Circuit City Group's equity in the CarMax Group was $278.2 million.
     Management believes that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores, Inc. debt allocated to the Circuit City Group and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business. In fiscal 1999, the Group anticipates capital expenditures of approximately $300 million for the Circuit City business.
     After the first quarter of fiscal 1999, management expects to obtain additional funding to support the national roll out of Digital Video Express products and continuing operations of the partnership. Management will attempt to limit dilution for Circuit City Group investors. The Company has provided guarantees relating to licensing agreements with motion picture distributors for use of their films by the Divx system. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following three to five years.

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of First North American National Bank. Portions of these portfolios are securitized and, therefore, are not presented on the Group's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.
     Interest rates charged on the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28 had the following APR structure:

(Amounts in millions)                          1998        1997
----------------------------------------------------------------
Indexed to prime rate.......................  $2,523      $2,350
Fixed APR...................................     227         245
                                              ------------------
Total ......................................  $2,750      $2,595
                                              ------------------

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 28, financings were as follows:

(Amounts in millions)                          1998        1997
----------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations..............  $2,211      $1,979
Fixed-rate securitizations..................     290         290
Held by the Company:........................
   For investment...........................     204         139
   For sale.................................      45         187
                                              ------------------
Total ......................................  $2,750      $2,595
                                              ------------------

     Because of the programs in place to manage interest rate exposure relating to its consumer loan portfolios, the Company expects to experience relatively little impact as interest rates fluctuate in the future. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal year 1999 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

CIRCUIT CITY GROUP STATEMENTS OF EARNINGS

                                                                          Years Ended February 28 or 29
(Amounts in thousands except per share data)             1998       %              1997        %            1996         %
----------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES..................   $7,996,591   100.0       $ 7,153,562    100.0       $6,753,266    100.0
Cost of sales, buying and warehousing.............    6,026,434    75.4         5,435,923     76.0        5,142,009     76.1
                                                     -----------------------------------------------------------------------

GROSS PROFIT......................................    1,970,157    24.6         1,717,639     24.0        1,611,257     23.9
                                                     -----------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 3 AND 11]......................    1,720,737    21.5         1,458,183     20.4        1,293,990     19.2
Interest expense [NOTES 3 AND 5]..................       25,072     0.3            23,503      0.3           21,325      0.3
                                                     -----------------------------------------------------------------------

TOTAL EXPENSES....................................    1,745,809    21.8         1,481,686     20.7        1,315,315     19.5
                                                     -----------------------------------------------------------------------
Earnings before income taxes and Inter-Group
   Interest in the CarMax Group...................      224,348     2.8           235,953      3.3          295,942      4.4
Provision for income taxes [NOTES 3 AND 6]........       85,814     1.1            90,221      1.3          111,332      1.6
                                                     -----------------------------------------------------------------------

EARNINGS BEFORE INTER-GROUP INTEREST
   IN THE CARMAX GROUP............................      138,534     1.7           145,732      2.0          184,610      2.8
Net loss related to Inter-Group Interest in the
   CarMax Group [NOTE 2]..........................       26,460     0.3             9,052      0.1            5,235      0.1
                                                     -----------------------------------------------------------------------

NET EARNINGS......................................   $  112,074     1.4       $   136,680      1.9       $  179,375      2.7
                                                     =======================================================================
Weighted average common shares [NOTES 2 AND 8]:
   Basic..........................................       98,027                    97,311                    96,573
                                                     ==========               ===========                ----------
   Diluted........................................       99,204                    98,472                    97,689
                                                     ==========               ===========                ==========

NET EARNINGS PER SHARE [NOTES 2 AND 8]:
   Basic..........................................   $     1.14               $      1.40                $     1.86
                                                     ==========               ===========                ==========
   Diluted........................................   $     1.13               $      1.39                $     1.84
                                                     ==========               ===========                ==========

See accompanying notes to group financial statements.

CIRCUIT CITY GROUP BALANCE SHEETS

                                                                                                     At February 28
(Amounts in thousands)                                                                         1998                  1997
----------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents...........................................................    $   90,200            $    32,222
   Net accounts receivable [NOTE 12]...................................................       537,169                503,624
   Merchandise inventory...............................................................     1,266,575              1,310,103
   Deferred income taxes [NOTE 6]......................................................             -                 23,764
   Prepaid expenses and other current assets...........................................        19,798                 10,711
                                                                                           ---------------------------------

   TOTAL CURRENT ASSETS................................................................     1,913,742              1,880,424
   Property and equipment, net [NOTES 4 AND 5].........................................       834,347                793,917
   Inter-Group Interest in the CarMax Group [NOTE 2]...................................       278,239                303,657
   Other assets........................................................................        35,290                 30,258
                                                                                           ---------------------------------

   TOTAL ASSETS........................................................................    $3,061,618            $ 3,008,256
                                                                                           =================================

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 5 AND 10].............................    $    1,301            $     1,490
   Accounts payable....................................................................       714,171                692,461
   Short-term debt [NOTE 5]............................................................         5,591                    347
   Inter-group payable [NOTE 3]........................................................             -                 48,147
   Accrued expenses and other current liabilities......................................       129,198                103,441
   Accrued income taxes................................................................             -                  8,560
                                                                                           ---------------------------------

   TOTAL CURRENT LIABILITIES...........................................................       850,261                854,446
   Long-term debt, excluding current installments [NOTES 5 AND 10].....................       396,906                430,290
   Deferred revenue and other liabilities..............................................       139,841                163,700
   Deferred income taxes [NOTE 6]......................................................        26,278                 33,123
                                                                                           ---------------------------------

   TOTAL LIABILITIES...................................................................     1,413,286              1,481,559

   GROUP EQUITY........................................................................     1,648,332              1,526,697
                                                                                           ---------------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 13 AND 14]

   TOTAL LIABILITIES AND GROUP EQUITY..................................................    $3,061,618            $ 3,008,256
                                                                                           =================================

See accompanying notes to group financial statements.

CIRCUIT CITY GROUP STATEMENTS OF CASH FLOWS

                                                                                       Years Ended February 28 or 29
(Amounts in thousands)                                                            1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings............................................................     $112,074         $ 136,680         $179,375
   Adjustments to reconcile net earnings to net cash provided by
      (used in) operating activities:
      Net loss related to Inter-Group Interest in the CarMax Group.........       26,460             9,052            5,235
      Depreciation and amortization........................................      111,749            97,313           78,991
      Loss (gain) on sales of property and equipment.......................        2,593            (1,540)           5,600
      Provision for deferred income taxes..................................       16,919            19,307           21,301
      Decrease in deferred revenue and other liabilities...................      (23,859)          (48,863)         (28,604)
      Increase in net accounts receivable..................................      (33,545)         (195,791)         (87,594)
      Decrease (increase) in merchandise inventory, prepaid expenses
         and other current assets..........................................       34,441           (42,676)        (275,260)
      (Increase) decrease in other assets..................................       (5,032)          (14,178)           1,911
      Increase in accounts payable, accrued expenses and
         other current liabilities, and accrued income taxes...............       38,907            80,373           27,579
                                                                                -------------------------------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.....................      280,707            39,677          (71,466)
                                                                                --------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment.....................................     (353,800)         (451,561)        (491,399)
   Proceeds from sales of property and equipment...........................      199,028           316,276          225,704
                                                                                -------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES...................................     (154,772)         (135,285)        (265,695)
                                                                                --------------------------------------------

FINANCING ACTIVITIES:
   Proceeds from issuance of (payments on) short-term debt, net............        5,244           (73,690)          74,037
   (Decrease) increase in inter-group payable..............................      (48,147)           48,147                -
   (Principal payments on) proceeds from issuance of long-term debt, net...      (33,573)          109,702          252,724
   Equity issuances, net...................................................       22,311            15,385           18,245
   Dividends paid..........................................................      (13,792)          (13,199)         (11,163)
                                                                                -------------------------------------------

   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.....................      (67,957)           86,345          333,843
                                                                                -------------------------------------------
Increase (decrease) in cash and cash equivalents...........................       57,978            (9,263)          (3,318)
Cash and cash equivalents at beginning of year.............................       32,222            41,485           44,803
                                                                                -------------------------------------------

Cash and cash equivalents at end of year...................................     $ 90,200         $  32,222         $ 41,485
                                                                                ===========================================

See accompanying notes to group financial statements.

CIRCUIT CITY GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1995.......................................................................................  $   877,464
                                                                                                                 -----------
   Net earnings................................................................................................      179,375
   Equity issuances, net.......................................................................................       18,245
   Cash dividends..............................................................................................      (11,163)
                                                                                                                 -----------
BALANCE AT FEBRUARY 29, 1996...................................................................................    1,063,921
                                                                                                                 -----------
   Net earnings................................................................................................      136,680
   Equity issuances, net.......................................................................................       15,385
   Cash dividends..............................................................................................      (13,199)
   Inter-Group Interest adjustment resulting from the Offering [NOTE 2]........................................      323,910
                                                                                                                 -----------
BALANCE AT FEBRUARY 28, 1997...................................................................................    1,526,697
                                                                                                                 -----------
   Net earnings................................................................................................      112,074
   Equity issuances, net.......................................................................................       22,311
   Cash dividends..............................................................................................      (13,792)
   Inter-Group Interest adjustment [[NOTE 2]...................................................................        1,042
                                                                                                                 -----------
BALANCE AT FEBRUARY 28, 1998...................................................................................  $ 1,648,332
                                                                                                                 ===========

See accompanying notes to group financial statements.

NOTES TO CIRCUIT CITY GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries (the Company) approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, a retained interest in the CarMax Group, and all other businesses in which the Company may be engaged, other than those comprising the CarMax Group, and including the Company's investment in Digital Video Express, LP. The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Circuit City Group held a 77.3 percent interest in the CarMax Group at February 28,1998, and a 77.5 percent interest at February 28, 1997.
     The Circuit City Group financial statements give effect to the management and allocation policies adopted by the board of directors as described under "Corporate Activities" below. The Circuit City Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical financial position, results of operations and cash flows of the Circuit City Group, (ii) an allocated portion of the Company's cash equivalents and debt, including the related effects upon results of operations and cash flows, (iii) an allocated portion of the Company's corporate general and administrative costs and (iv) the Inter-Group Interest held by the Circuit City Group in the CarMax Group.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Group Stock and holders of CarMax Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Circuit City Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the CarMax Group financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) Cash and Cash Equivalents: Allocated cash equivalents of $55,215,000 at February 28, 1998, consist of highly liquid debt securities with original maturities of three months or less. No cash equivalents were allocated to the Circuit City Group at February 28, 1997.

(B) Transfers and Servicing of Financial Assets: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1998 and 1997, cost approximates fair value.

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

(E) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.
     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized straight-line over the lease term or the estimated useful life of the asset, whichever is shorter.

(F) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(G) Income Taxes: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

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

(I) Inter-Group Interest: Prior to the offering, the Circuit City Group had a 100 percent Inter-Group Interest in the CarMax Group. The Circuit City Group held a 77.3 percent Inter-Group Interest in the CarMax Group at February 28, 1998, and a 77.5 percent Inter-Group Interest at February 28, 1997. For purposes of these group financial statements, the Circuit City Group accounts for the Inter-Group Interest in a manner similar to the equity method of accounting. Accordingly, the Circuit City Group's Inter-Group Interest in the Company's equity value that is attributable to the CarMax Group is reflected as "Inter-Group Interest in the CarMax Group" on the Circuit City Group balance sheets. Similarly, the net losses of the CarMax Group attributable to the Circuit City Group's Inter-Group Interest are reflected as "Net loss related to Inter-Group Interest in the CarMax Group" on the Circuit City Group statements of earnings. All amounts corresponding to the Circuit City Group's Inter-Group Interest in the CarMax Group in these group financial statements represent the Circuit City Group's proportional interest in the businesses, assets and liabilities and income and expenses of the CarMax Group.
     The carrying value of the Circuit City Group's Inter-Group Interest in the CarMax Group has been decreased proportionally for the net loss of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Stock, an amount that is proportionate to the aggregate amount so paid in respect to shares of CarMax Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its Inter-Group Interest and would reduce the related book value.

(J) Selling, General and Administrative Expenses: Operating profits generated by finance operations are recorded as a reduction to selling, general and administrative expenses.

(K) Advertising Expenses: All advertising costs are expensed as incurred.

(L) Net Earnings per Share: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period earnings per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Basic net earnings per share is computed by dividing net earnings attributable to common shares, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the offering and the Circuit City Group's retained interest in the CarMax Group subsequent to the offering, by the weighted average number of common shares outstanding. Diluted net earnings per share is computed by dividing net earnings attributable to common shares, which includes the Circuit City Group's retained interest in CarMax, by the weighted average number of common shares outstanding and dilutive potential common shares.

(M) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(N) Derivative Financial Instruments: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(O) Risks and Uncertainties: Circuit City is the nation's largest retailer of brand-name consumer electronics and major appliances and a leading retailer of personal computers and music software. The diversity of Circuit City's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on Circuit City's operating results.
     Because of the Company's investment in Divx, the Circuit City Group is subject to additional risks and uncertainties. Divx is a partnership formed to develop and launch an enhancement for DVD players that provides significant copyright protection for movies released on Divx digital discs and sets a new standard for home video convenience. While management believes this product will gain widespread acceptance, there is no assurance that Divx ever will have commercially accepted products or that it will achieve significant sales of any such products. Other risks include lack of operating history, no assurance of successful operations, early state of market and technological development, acquiring and maintaining licensing and manufacturing agreements, minimum compensation requirements under studio license agreements, competition from substitute products and services, rapid technological change, dependence on key personnel and vendors, development or assertions by or against Divx relating to intellectual property rights, and the uncertainty of availability of additional financing.
     Because of the Inter-Group Interest, the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. At fiscal year-end, the CarMax Group's operations were concentrated in the southeastern United States and Texas. A severe economic downturn in either of these areas could negatively impact the
CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Circuit City Group.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(P) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1998.

3. CORPORATE ACTIVITIES
The Circuit City Group's financial statements reflect the application of the management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) Financial Activities: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the Circuit City Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the Circuit City Group and (ii) a portion of the Company's cash equivalents that are allocated between the Groups. Allocated debt of the Circuit City Group consists of (i) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (ii) a portion of the Company's debt that is allocated between the Groups (pooled debt). The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole. In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as an inter-group payable on the balance sheet.

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

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Land and buildings (20 to 25 years).........  $ 109,115    $ 116,638
Construction in progress....................     97,980       88,779
Furniture, fixtures and equipment
   (3 to 8 years)...........................    584,110      496,657
Leasehold improvements
   (10 to 15 years).........................    478,679      427,322
Capital leases, primarily buildings
   (20 years)...............................     12,471       12,471
                                              ----------------------
                                              $1,282,355   $1,141,867
Less accumulated depreciation and
   amortization.............................    448,008      347,950
                                              ----------------------
Property and equipment, net.................  $ 834,347    $ 793,917
                                              ======================

5. DEBT
Long-term debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)                            1998         1997
--------------------------------------------------------------------
Term loans..................................  $ 405,000    $ 405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest ranging
   from 5.5% to 7.0%........................      7,665       13,706
Obligations under capital leases [Note 10]..     12,928       13,074
                                              ----------------------
Total long-term debt........................    425,593      431,780
Less current installments...................      1,301        1,490
                                              ----------------------
Long-term debt, excluding
   current installments.....................  $ 424,292    $ 430,290
                                              ======================
Portion of long-term debt allocated
   to Circuit City Group....................  $ 398,207    $ 431,780
                                              ======================

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1998, the interest rate on the term loan was 6.08 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.04 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.01 percent.

      The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2002. The agreement provides for annual one-year extensions of the final maturity each August 31. No amounts were outstanding under the revolving credit agreement at February 28, 1998 or 1997.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $10,879,000 at February 28, 1998, and $14,575,000 at February 28, 1997.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1998 and 1997.
     Short-term debt of the Company includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:



                                              Years Ended February 28
(Amounts in thousands)                            1998           1997
-----------------------------------------------------------------------
Average short-term debt outstanding.........  $  48,254       $ 186,569
                                              =========================
Maximum short-term debt outstanding.........  $ 414,000       $ 580,000
                                              =========================
Aggregate committed lines of credit.........  $ 410,000       $ 415,000
                                              ==========---============

     The weighted average  interest rate on the outstanding  short-term debt was
5.7 percent during fiscal 1998, 5.4 percent during fiscal 1997 and 5.9 percent during fiscal 1996.
     Interest expense allocated by the Company to the Circuit City Group, excluding interest capitalized, was $25,071,576 in fiscal 1998, $23,502,965 in fiscal 1997, and $21,325,263 in fiscal 1996. The Circuit City Group capitalizes interest in connection with the construction of certain facilities. In fiscal 1998, interest capitalized amounted to $4,759,000 ($6,072,000 in fiscal 1997 and $5,466,000 in fiscal 1996).

6. INCOME TAXES
The components of the provision for income taxes on earnings before income taxes and Inter-Group Interest in the CarMax Group are as follows:

                                           Years Ended February 28 or 29
(Amounts in thousands)                     1998         1997        1996
--------------------------------------------------------------------------
Current:
   Federal...........................  $  63,576    $  62,649    $  84,348
   State.............................      5,319        8,265        5,683
                                       -----------------------------------
                                          68,895       70,914       90,031
                                       -----------------------------------
Deferred:
   Federal...........................     14,060       18,150       18,047
   State.............................      2,859        1,157        3,254
                                       -----------------------------------
                                          16,919       19,307       21,301
                                       -----------------------------------
Provision for income taxes...........  $  85,814    $  90,221    $ 111,332
                                       ===================================

     The effective income tax rate differed from the Federal statutory income tax rate as follows:


                                            Years Ended February 28 or 29
                                            1998         1997         1996
----------------------------------------------------------------------------
Federal statutory income
   tax rate............................     35.0%        35.0%        35.0%
State and local income taxes,
   net of Federal benefit..............      3.3          3.2          2.6
                                            -------------------------------
Effective income tax rate..............     38.3%        38.2%        37.6%
                                            ===============================

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1998 and 1997 are as follows:

(Amounts in thousands)                            1998        1997
--------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue.........................  $   1,129    $   9,421
   Inventory capitalization.................      7,783        8,871
   Accrued expenses.........................     36,448       29,981
   Other....................................      3,638        2,690
                                              ----------------------
      Total gross deferred tax assets.......     48,998       50,963
                                              ======================
Deferred tax liabilities:
   Depreciation and amortization............     43,630       42,544
   Gain on sales of receivables.............      9,489            -
   Other prepaid expenses...................     10,569        7,351
   Other....................................     11,588       10,427
                                              ----------------------
      Total gross deferred tax liabilities..     75,276       60,322
                                              ----------------------
Net deferred tax liability..................  $  26,278    $   9,359
                                              ======================

     Based on the Company's historical and current pre-tax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

7. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) Preferred Stock: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $35 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated; 300,000 shares have been reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by continuing directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series F which are related to similar rights held by CarMax Group shareholders.

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

(C) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 and 1988 Stock Incentive Plans whereby management and key employees are granted restricted shares of Circuit City Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. In fiscal 1998, certain officers of the Circuit City Group were granted 378,425 restricted shares of Circuit City Stock which vest seven years from the date of grant. These awards provide accelerated vesting if certain performance factors are met. Total restricted stock awards of 604,516 shares were granted to eligible employees in fiscal 1998. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 1998, a total of $4,995,400 was charged to operations ($3,790,200 in fiscal 1997 and $3,362,500 in 1996). As of February 28, 1998, 953,833 restricted shares were outstanding.

(D) Employee Stock Purchase Plan: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Plan, eligible employees may purchase shares of Circuit City Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1998, a total of 112,370 shares remained available under the Circuit City Plan. During fiscal 1998, 450,698 shares were issued to or purchased on the open market for employees (499,338 in fiscal 1997 and 474,889 in fiscal 1996). The average price per share was $36.78 in fiscal 1998, $32.68 in fiscal 1997 and $29.97 in fiscal 1996. The purchase price discount is charged to Circuit City Group operations and totaled $2,509,500 in fiscal 1998, $2,433,600 in fiscal 1997 and $2,030,000 in fiscal 1996.

(E) Stock Incentive Plans: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors is equal to, or greater than, the market value at the date of grant; for nonqualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant.
     A summary of the status of the Circuit City Group's stock options and changes during the years ended February 28, 1998 and 1997, and February 29, 1996, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1998.
     The   Circuit   City  Group   applies   APB  Opinion  No.  25  and  related
interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1998 may not be representative of the pro forma effects on net earnings for future years.



TABLE 1                                            1998                          1997                         1996
----------------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average            Weighted Average              Weighted Average
(Shares in thousands)                    Shares    Exercise Price     Shares   Exercise Price        Shares  Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year........    4,828    $  29.76         3,563        $18.63             3,709       $17.14
Granted.................................      726       35.21         2,159         43.38               763        22.98
Exercised...............................     (483)      15.00          (786)        17.67              (645)       12.64
Cancelled...............................      (77)      29.42          (108)        21.90              (264)       24.06
                                            -----                     -----                          ------
Outstanding at end of year..............    4,994    $  32.00         4,828        $29.76             3,563       $18.63
                                            =====                     =====                          ======
Options exercisable at end of year......    1,754    $  19.68         1,629        $17.24             1,847       $16.19
                                            =====                     =====                          ======


Table 2                                          Options Outstanding                        Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average
(Shares in thousands)                 Number         Remaining       Weighted Average        Number    Weighted Average
Range of Exercise Price             Outstanding   Contractual Life    Exercise Price       Exercisable  Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$ 7.70 to 9.25.....................     177             0.3              $  8.80               177          $ 8.80
 15.69 to 20.13....................     991             2.2                17.27               872           17.12
 22.50 to 29.13....................     977             2.9                23.57               556           24.36
 29.50 to 38.00....................   1,849             6.2                31.96               149           30.21
 59.00.............................   1,000             4.1                59.00                 -               -
                                      -----                                                   ----
Total..............................   4,994             4.1              $ 30.06             1,754          $19.68
                                      =====                                                  =====


(Amounts in thousands                       Years Ended February 28 or 29
except per share data)                      1998         1997         1996
----------------------------------------------------------------------------
Net earnings-as reported...............  $ 112,074    $ 136,680    $ 179,375
Net earnings-pro forma.................    107,399      133,326    $ 178,325
Basic net earnings per
   share-as reported...................  $    1.14    $    1.40    $    1.86
Basic net earnings per
   share-pro forma.....................       1.10         1.37         1.85
Diluted net earnings per
   share-as reported...................  $    1.13    $    1.39    $    1.84
Diluted net earnings per
   share-pro forma.....................       1.08         1.35         1.83

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                                 1998         1997        1996
-------------------------------------------------------------------------------
Expected dividend yield.....................     0.4%         0.4%         0.4%
Expected stock volatility...................     33%          33%          35%
Risk-free interest rates....................      6%           6%           7%
Expected lives (in years)...................      4            4            4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $13 in fiscal 1998, $8 in fiscal 1997 and $9 in fiscal 1996.

8. NET EARNINGS PER SHARE
On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Prior period net earnings per share data has been restated in accordance with SFAS No. 128. Reconciliations of the numerator and denominator of basic and diluted net earnings per share are presented below:

(Amounts in thousands
except per share data)                         1998         1997         1996
------------------------------------------------------------------------------
Weighted average common
    shares...............................     98,027       97,311       96,573
Dilutive potential common shares:
   Options...............................        842          889          862
   Restricted stock......................        335          272          254
                                           -----------------------------------
Weighted average common shares
   and dilutive potential
   common shares.........................     99,204       98,472       97,689
                                           ===================================
Income available to common
   shareholders..........................  $ 112,074    $ 136,680    $ 179,375
Basic net earnings per share.............  $    1.14    $    1.40    $    1.86
                                           ===================================
Diluted net earnings per share...........  $    1.13    $    1.39    $    1.84
                                           ===================================

     Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 1,510,000 shares of Circuit City Stock ranging from $35.47 to $59.00 per share were outstanding and not included in the calculation at the end of fiscal 1998; 1,076,000 shares ranging from $32.25 to $59.00 per share at the end of fiscal 1997; and 65,000 shares ranging from $26.75 to $34.63 per share at the end of fiscal 1996.

9. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of this program is being funded currently. Plan benefits are generally based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1998 and 1997.
     Eligible employees of the Circuit City Group participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation.
     The components of net pension expense for the Circuit City Group are as follows:

                                              Years ended February 28 or 29
(Amounts in thousands)                        1998         1997         1996
------------------------------------------------------------------------------
Service cost of benefits earned
   during the year.......................  $   8,365    $   9,226    $   5,756
Interest cost on projected
   benefit obligation....................      5,221        4,667        3,606
Actual return on plan assets.............    (12,574)      (9,783)      (9,149)
Net amortization.........................      7,211        6,830        6,227
                                           -----------------------------------
Net pension expense......................  $   8,223    $  10,940    $   6,440
                                           ===================================

     The following table sets forth the Circuit City Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)                           1998         1997
--------------------------------------------------------------------
Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested...................................  $  55,466    $  43,367
   Nonvested................................      7,150        5,290
                                              ----------------------
Total benefits..............................     62,616       48,657
Additional amounts related to projected
   salary increases.........................     25,550       21,398
                                              ----------------------
Projected benefit obligation for services
   rendered to date.........................     88,166       70,055
Plan assets at fair value...................    (83,009)     (62,033)
                                              -----------------------
Projected benefit obligation in excess of
   plan assets..............................      5,157        8,022
Unrecognized gain from past experience......      3,187        3,276
Unrecognized prior service cost.............        656          760
Unrecognized net asset being
   recognized over 15 years.................        797          996
                                              ----------------------
Accrued pension cost........................  $   9,797    $  13,054
                                              ======================

     Assumptions used in the accounting for the pension plan were:

                                                 Years Ended February 28 or 29
                                                 1998         1997         1996
-------------------------------------------------------------------------------
Weighted average discount rate..............     7.0%         7.5%         7.0%
Rate of increase in compensation levels.....     5.0%         5.5%         6.0%
Rate of return on plan assets...............     9.0%         9.0%         9.0%
                                                ==============================

10. LEASE COMMITMENTS
The Circuit City Group conducts a substantial portion of its business in leased premises. The Circuit City Group's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                               Years Ended February 28 or 29
(Amounts in thousands)                         1998        1997          1996
------------------------------------------------------------------------------
Minimum rentals..........................  $ 236,962    $ 178,599    $ 144,232
Rentals based on sales volume............        730        2,322        2,871
Sublease income..........................    (12,879)     (11,121)      (9,996)
                                           -----------------------------------
Net   ...................................  $ 224,813    $ 169,800    $ 137,107
                                           ===================================

     The Circuit City Group computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Circuit
City Group's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Circuit City Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of from five to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 28, 1998, were:

                                    Operating    Operating
(Amounts in thousands)               Capital       Lease      Sublease
Fiscal                               Leases     Commitments    Income
----------------------------------------------------------------------
1999  ...........................  $   1,579   $  241,698    $ (13,177)
2000  ...........................      1,662      239,230      (12,159)
2001  ...........................      1,681      237,358      (11,509)
2002  ...........................      1,725      234,140      (11,120)
2003  ...........................      1,726      230,635      (10,123)
After 2003.......................     18,232    2,626,020      (48,150)
                                   -----------------------------------
Total minimum lease
   payments......................     26,605    $3,809,081   $(106,238)
                                                ======================
Less amounts representing
   interest......................     13,677
                                   ---------
Present value of net
   minimum capital lease
   payments [Note 5].............  $  12,928
                                   =========

     In fiscal 1998, the Company entered into sale-leaseback transactions on behalf of the Circuit City Group with unrelated parties at an aggregate selling price of $120,670,000 ($185,244,000 in fiscal 1997 and $158,150,000 in fiscal
1996). Neither the Company nor the Circuit City Group has continuing involvement under the sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $370,725,000 (4.6 percent of net sales and operating revenues) in fiscal 1998, $342,777,000 (4.8 percent of net sales and operating revenues) in fiscal 1997 and $317,181,000 (4.7 percent of net sales and operating revenues) in fiscal 1996.

12. SECURITIZATIONS
On behalf of the Circuit City Group, the Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by First North American National Bank, a wholly owned finance operation of the Company. The Circuit City Group implemented SFAS No. 125 with respect to sales of credit card receivables occurring after December 31, 1996. Proceeds from securitization transactions were $331.4 million for fiscal 1998, $551.1 million for fiscal 1997 and $692.3 million for fiscal 1996.
     Receivables relating to the securitization facilities consist of the following at February 28:

(Amounts in thousands)                            1998         1997
---------------------------------------------------------------------
Managed receivables.........................  $2,749,793   $2,594,651
Receivables/residual interests held
   by the Circuit City Group:
   For sale.................................    (44,622)    (186,378)
   For investment...........................   (203,921)    (139,458)
                                              -----------------------
Net receivables sold........................  $2,501,250   $2,268,815
                                              =======================
Net receivables sold
   with recourse............................  $  726,000   $1,317,565
                                              =======================
Program capacity............................  $3,075,000   $2,665,000
                                              =======================

     The finance operation finances its private-label credit card program through a single master trust, through both private placement and the public market. The master trust vehicle permits further expansion of the securitization program to meet future receivables growth. As of February 28, 1998, the master trust program had a total program capacity of $1.025 billion. The agreement has no recourse provisions.
     During fiscal 1998, the finance operation created a master trust securitization facility related to its bank card program and issued two series from the master trust. The master trust vehicle permits further expansion of the securitization program in the public market. The bank card securitization program has a total program capacity of $2.050 billion. The agreement related to the first series issued under the master trust provides recourse to the Company for any cash flow deficiencies. The Company believes that as of February 28, 1998, no liability existed under these recourse provisions. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs.
     The net gain on sales of receivables totaled $21.8 million for fiscal 1998 and $3.2 million for fiscal 1997. The finance operation's revenue, including gains on sales of receivables, totaled $195.7 million for fiscal 1998, $197.0 million for fiscal 1997 and $142.9 million for fiscal 1996. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $25 million at February 28, 1998, and $3.2 million at February 28, 1997, and are included in net accounts receivable.

13. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest while the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1998, would result in a loss of $1.9 million and at February 28, 1997, would result in a gain of $0.1 million.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.

14. COMMITMENTS AND CONTINGENT LIABILITIES
(A) Investment in Divx: In May 1995, the Company agreed to invest $30.0 million in Divx, a partnership that has developed and will market a new home digital video system. That commitment was increased to $130.0 million in September 1997. The Company holds approximately 66 percent of the partnership and allocates its investment in Divx to the Circuit City Group. As of February 28, 1998, the Company had funded approximately $86.8 million of its commitment of which $51.9 million has been expensed ($31.8 million was expensed in fiscal 1998, $11.4 million in fiscal 1997 and $8.7 million in fiscal 1996 and prior).

(B) Licensing Agreements: Divx has entered into licensing agreements with motion picture distributors for use of their feature-length films for the Divx system. The Company guarantees Divx's performance under these commitments. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following three to five years. This compensation is contingent upon shipment of the first Divx disc, currently expected to occur in May 1998. At that time, the minimum compensation due from Divx to the studios is $112.0 million ($11.0 million in fiscal 1999, $26.0 million in fiscal 2000, $32.0 million in fiscal 2001, $20.5 million in fiscal 2002, $14.5 million in fiscal 2003 and $8.0 million in fiscal 2004).

(C) Legal Proceedings: In the normal course of business, the Company is involved in various legal proceedings. Based upon the Circuit City Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands    First Quarter       Second Quarter         Third Quarter        Fourth Quarter             Year
except per share data) 1998        1997      1998      1997        1998       1997       1998      1997        1998      1997
--------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
 revenues......    $1,679,350 $1,490,572 $1,814,139 $1,634,827 $1,917,133 $1,745,538 $2,585,969 $2,282,625 $7,996,591 $7,153,562
                   -------------------------------------------------------------------------------------------------------------

Gross profit....   $  401,649 $  350,151 $  453,559 $  385,381 $  466,396 $  414,604 $  648,553 $  567,503 $1,970,157 $1,717,639
                   -------------------------------------------------------------------------------------------------------------

Earnings before Inter-Group
 Interest in the
 CarMax Group...   $   13,697 $   16,345 $   29,226  $  32,631  $  21,078  $  23,700  $   74,533 $  73,056  $  138,534 $ 145,732
                   -------------------------------------------------------------------------------------------------------------

Net Earnings....   $   12,749 $   16,783 $   27,879  $  31,583  $  14,012  $  19,787  $   57,434 $  68,527  $  112,074 $ 136,680
                   -------------------------------------------------------------------------------------------------------------

Net earnings per share:

   Basic........   $     0.13 $     0.17 $     0.28  $    0.32  $    0.14  $    0.20  $     0.58  $   0.70  $     1.14 $    1.40
                   -------------------------------------------------------------------------------------------------------------
   Diluted......   $     0.13 $     0.17 $     0.28  $    0.32  $    0.14  $    0.20  $     0.58  $   0.70  $     1.13 $    1.39
                   -------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 28, 1998 and 1997 and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1998. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the Circuit City Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the CarMax Group.
     The Circuit City Group has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Generally accepted accounting principles require that the CarMax Group be consolidated with the Circuit City Group.
     In our opinion, except for the effects of not consolidating the Circuit City Group and the CarMax Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 28, 1998 and 1997 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1998 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP
Richmond, Virginia
April 3, 1998

CARMAX GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, Circuit City Stores, Inc. shareholders approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.- CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express, LP and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributable to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis relates to the CarMax Group. Reported losses attributable to the CarMax Group Common Stock reflect the Circuit City Group's 100 percent interest in the losses of the CarMax Group prior to the consummation of the offering on February 7, 1997, and the lower Inter-Group Interest since that time. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the Circuit City Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the CarMax Group increased 71 percent in fiscal 1998 to $874.2 million. In fiscal 1997, total sales increased 85 percent to $510.3 million from $275.9 million in fiscal 1996. The fiscal 1998 sales growth primarily reflects the addition of 11 locations, two of which opened in the last week of the fiscal year, and a 6 percent comparable store sales increase.
     During the second half of fiscal 1998, the Group's used-car sales fell below management's expectations. In the fall of each calendar year, the new-car segment discounts prior-model-year vehicles as it begins to introduce new models. In fiscal 1998, the industry experienced prolonged discounting on close-out models and low introductory prices on new models. As a result, the spread between the retail price of new and used vehicles was temporarily compressed. The result was lower-than-anticipated used-car unit sales and gross profit margins. As wholesale and retail prices for used cars adjusted, CarMax's unit sales and gross margins improved. Nevertheless, lower average retail prices adversely affected comparable store sales measured in dollars.
     Sales also were below expectations in most of the markets entered in fiscal 1998. Management believes that the higher level of competition in these markets and limited advertising, which reflected CarMax's partial storing of the markets, resulted in low consumer awareness of the CarMax offer. Incomplete real estate development surrounding some new locations further contributed to the lower-than-expected sales. Total sales for fiscal 1998 reflect the highest proportion the Group expects to have of new stores in the total store base and of markets that are not fully stored.
     New-car sales remained strong throughout fiscal 1998. In June 1997, CarMax acquired its second Chrysler-Plymouth-Jeep-and-Eagle franchise, which was relocated and opened in conjunction with the opening of the CarMax Superstore in Stockbridge, Ga. Within six months, sales volume at this franchise ranked it third in sales among all Chrysler-Plymouth-Jeep-and-Eagle dealers in the Atlanta zone. In March 1998, CarMax's first new-car franchise, open for approximately two years in Norcross, Ga., received Chrysler's top award for achieving the highest retail sales volume of all Pacesetters Club members. To gain membership in the Pacesetters Club, a dealer must be among the 100 highest volume dealers who qualify for the Five Star rating, Chrysler Corporation's highest award for customer service excellence in sales and mechanical service. Both of CarMax's Chrysler franchise stores received the Five Star rating in fiscal 1998.
     The fiscal 1997 sales growth includes the addition of three stores, a 23 percent comparable store sales increase for two locations classified as comparable stores throughout the year and two locations classified as comparable stores for a portion of the year. Early in fiscal 1997, CarMax began selling new vehicles at its Norcross, Ga., location, under the terms of its first franchise agreement with Chrysler Corporation. The fiscal 1996 sales increase includes the addition of two stores and a 12 percent comparable store sales increase for one location classified as a comparable store throughout the year and a second location classified as a comparable store for a portion of the year.
     The CarMax operations currently include three different store sizes, which allow the Group to tailor its operations to the populations and volume expectations for specific trade areas. For the current store base, square footage averages 82,926 for "C" stores, 68,261 for "B" stores and 47,521 for "A" stores. Management believes that smaller stores are more productive and expects that over the long term the majority of locations will be "A" and "B" stores. In addition, the Group is developing smaller "A" store designs ranging from approximately 35,000 square feet to 45,000 square feet. The store locations also vary in acreage and vehicle spaces. Going forward, "C" sites will generally have 20 acres to 25 acres and 650 spaces to 800 spaces for saleable inventory; "B" sites will generally have 17 acres to 20 acres and 550 spaces to 700 spaces; and "A" stores will have 11 acres to 17 acres and 350 spaces to 600 spaces. Virtually all sites can accommodate a new-vehicle franchise, either in the existing spaces or through pavement of the small amounts of surplus acreage.

Store Mix
                                    Retail Units at Year End
                             ------------------------------------------
                             1998       1997         1996          1995
-----------------------------------------------------------------------
"C" Store..................  5            1            1             -
"B" Store..................  5            3            -             -
"A" Store..................  8            3            3             2
                            -------------------------------------------
Total...................... 18            7            4             2
                            ===========================================

     Extended warranty sales prior to July 1997 include third-party contracts and CarMax's own extended warranty contracts. In most states, CarMax sells warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty programs. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty; CarMax expects to continue selling this warranty in connection with its ongoing expansion. Gross dollar sales from all extended warranty programs were 3.8 percent of the Group's total sales in fiscal 1998, 3.5 percent in fiscal 1997 and 3.8 percent in fiscal 1996. Total extended warranty revenue, which is reported in the Group's total sales, was 1.5 percent of total sales in fiscal 1998, 1.2 percent in fiscal 1997 and 1.4 percent in fiscal 1996. Third-party extended warranty revenue was 1.4 percent of total sales in fiscal 1998, 1.1 percent in fiscal 1997 and 1.3 percent in fiscal 1996. The lower extended warranty percentages in fiscal 1997 reflect a higher percentage of new cars, which are covered by manufacturers' warranties, in that year's sales mix than in the fiscal 1998 and fiscal 1996 sales mixes.

Impact of Inflation. Inflation has not been a significant contributor to the Group's results. In fact, during the second half of fiscal 1998, average retail prices of used cars declined in response to price reductions and prolonged discounts in the new-car market. These lower prices adversely affected sales in fiscal 1998 and could continue to limit sales in fiscal 1999.
     The Group's profitability is based on achieving specific gross profit dollars per unit rather than on average retail prices. Because the wholesale market quickly adjusts to reflect lower retail prices, management believes that if the stores meet inventory turn objectives then declines in average retail prices will have only a short-term impact on the Group's gross margin and thus profitability. The discounting that took place in the fall of fiscal 1998 and the disappointing new-store sales contributed to the Group's missing its profit expectations during the second half of fiscal 1998.

Cost of Sales
The CarMax marketing concept includes a strong commitment to providing a high level of consumer value. CarMax attempts to price vehicles at or below the best negotiated price in the market. As a result, CarMax operates with lower gross profit margins than industry averages for used-vehicle dealerships. The gross profit margin was 8.4 percent in fiscal 1998, 8.5 percent in fiscal 1997 and 8.6 percent in fiscal 1996. The gross profit margin improved slightly during the first half of fiscal 1998 but was below expectations during the second half. The lower second-half margin primarily reflects the temporary compression of the spread between retail and wholesale prices and lower gross margins on aging inventories at stores where sales were disappointing. The margin decrease in fiscal 1997 primarily reflects the addition of the first new-car franchise. In general, new cars produce a lower gross margin than used cars. Cost of sales includes vehicle costs, reconditioning costs, transportation and related purchasing costs.

Selling, General and Administrative Expenses
CarMax's consumer-oriented marketing concept produces store volumes significantly higher than industry averages. As a result, management also expects selling, general and administrative expenses to be relatively lower as a percentage of sales than industry averages. Selling, general and administrative expenses were 14.6 percent of sales in fiscal 1998, 10.4 percent of sales in fiscal 1997 and 10.3 percent of sales in fiscal 1996. The increase in fiscal 1998 primarily reflects the costs associated with the national roll out of CarMax Superstores, including pre-opening expenses; the lower-than-anticipated sales during the second half of the year; and an $11.5 million write-down of assets associated with the closure and expected disposal of the Group's centralized reconditioning facilities and excess property at some locations. Management decided to close the centralized reconditioning facilities when experience proved that in-store reconditioning is more efficient and produces a higher quality vehicle for the consumer. Excluding the write-down of assets, the Group's expense-to-sales ratio would have been 13.3 percent in fiscal 1998.
     Profits generated by CarMax's finance operation, First North American Credit Corporation, and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.2 percent of sales in fiscal 1998, 1.2 percent of sales in fiscal 1997 and 1.5 percent of sales in fiscal 1996. In fiscal 1998, interest expense primarily was incurred on an inter-group note used to finance inventory for much of the year. In fiscal 1997, interest expense primarily was incurred on allocated debt used to fund store expansion and working capital. The significant decrease in interest from fiscal 1997 to fiscal 1998 reflects the reduction in the Group's average debt, using funds raised through the CarMax equity offering, which was completed late in fiscal 1997. The slight improvement in fiscal 1997 reflects an improved level of inventory per store in that year and the securitization for the full year of the installment receivables generated by the CarMax Group's finance operation. This securitization program was entered into in fiscal 1996 and was in place throughout fiscal years 1997 and 1998.

Pre-Tax Losses
Management anticipated that CarMax would produce a loss in its initial test stage and increased losses early in the first phase of a national roll out. For reasons discussed above, the fiscal 1998 loss exceeded expectations. Excluding the $11.5 million write-down of assets, the pre-tax loss totaled $44.6 million in fiscal 1998. Including this expense, the pre-tax loss was $56.1 million in fiscal 1998 compared with $15.9 million in fiscal 1997 and $8.9 million in fiscal 1996.

Income Taxes
The Group's effective income tax rate was 39.0 percent in fiscal 1998 and 41.5 percent in both fiscal 1997 and fiscal 1996. The CarMax Group generated losses in all reported periods and as a result has recorded related income tax benefits.

Net Losses
In fiscal 1998, the net loss totaled $27.2 million, excluding the after-tax impact of the asset write-down, and $34.2 million including the impact. Including the asset write-down, the net loss attributable to the CarMax Group common stock was $7.8 million, or 35 cents per share. The remainder of the loss was attributable to the Circuit City Group.
     Net losses were $9.3 million in fiscal 1997 and $5.2 million in fiscal 1996. For the period from the public offering date to the end of fiscal 1997, the net loss attributable to the CarMax Group common stock was $266,000, or 1 cent per share. The remainder of the fiscal 1997 loss was attributable to the Circuit City Group.
     All per share numbers have been restated to conform with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

Operations Outlook
CarMax has begun a national roll out that includes a planned total store count of 80 to 90 locations by the end of fiscal 2002. The planned roll out includes approximately 10 additional stores in fiscal year 1999 and 15 to 20 openings per year thereafter. CarMax also will continue to explore opportunities in new-car retailing. CarMax expects to add at least 25 new-car franchises to its used-car Superstore locations by the end of fiscal 2002. Management intends to add value by acquiring underperforming new-car franchises or franchise grants from automobile manufacturers and extending CarMax's consumer-friendly offer to these franchises.
     In fiscal 1998, the Group completed the roll out of vehicle repair service to all CarMax locations. Management expects service revenues and profits to grow as advertising and consumer experience with CarMax generate higher awareness levels. Because CarMax's multi-brand model selection appeals to a broad trade area while the trade area for service is limited by consumers' preference for locational convenience, management expects service to remain a modest percentage of total sales and profits.
     Management expects CarMax to generate earnings that are slightly above break-even in fiscal year 1999. Changes in the CarMax Group's marketing programs have already had a positive impact on consumer awareness, customer flow and sales in the fiscal 1998 new markets. Management believes resolution of pending real estate issues such as incomplete road construction, land clearing and nearby retail development will further contribute to customer awareness and sales at several of the new stores. Going forward, the Group plans to focus on opening the critical number of stores needed to support a cost-effective advertising program in new markets. More aggressive advertising should increase consumer awareness, which is expected to help produce sales and profits that are more consistent with CarMax's longer term model expectations. The fiscal 1999 opening schedule includes grand openings in Chicago early in the year, store additions in the Dallas and Washington, D.C./Baltimore, Md., markets and openings in single-store markets. The Group has delayed entry into Los Angeles until fiscal 2000, when it expects to open approximately six stores in a brief period of time.
     On a broader level, management has identified various factors that are expected to support profitability for the overall CarMax operation in fiscal 1999. These factors include: (1) the elimination of centralized reconditioning facilities, (2) pricing adjustments, which include the fine-tuning of prices on extended service plans and financing and the introduction of documentation fees,
(3) more efficient store staffing resulting from a larger store base from which to draw future Associates and (4) in partnership with Circuit City, the introduction of electronic accessory sales to all CarMax locations.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 1998, net cash used in operating activities was $86.1 million compared with $25.4 million used in operating activities in fiscal 1997 and $16.1 million provided by operating activities in fiscal 1996. The decreases in cash in fiscal years 1998 and 1997 primarily reflect greater inventory to support a larger number of store openings and the addition of the new-car franchises, higher net losses and an increase in net accounts receivable, which were partly offset by an increase in accounts payable.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Investment of surplus cash from the equity offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of (1) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (2) a portion of the Company's debt that is allocated between the Circuit City Group and the CarMax Group. For the periods covered by the CarMax Group's financial statements, all debt consists of an allocated portion of the pooled debt. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group receivables or payables on the financial statements of each Group. During fiscal 1998, an inter-group note was issued by the Circuit City Group on behalf of the CarMax Group as a temporary financing vehicle for the CarMax inventory. At fiscal year-end 1998, the CarMax Group maintained no inter-group notes, payables or receivables with the Circuit City Group. At February 28, 1997, the CarMax Group had an inter-group receivable totaling $48.1 million with the Circuit City Group.
     The CarMax Group's capital expenditures were $234.3 million in fiscal 1998, $90.4 million in fiscal 1997 and $26.8 million in fiscal 1996. Most of CarMax's capital expenditures through fiscal 1998 were related to the opening of its 18 stores and stores scheduled to open during fiscal 1999. Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the CarMax Group equity offering and allocated short- and long-term debt. Sale-leaseback and landlord reimbursement transactions totaled $98.1 million in fiscal 1998, $16.5 million in fiscal 1997 and $25.8 million in fiscal 1996.
     In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 1998, that program allowed the transfer of up to $300.0 million in auto loan receivables.
Securitized receivables totaled $268.0 million at February 28, 1998. The receivables are sold to an unaffiliated third party with the servicing retained. Management expects that the existing securitization program can be increased to accommodate receivables as CarMax grows.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. In fiscal 1997, the Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management has used the remainder of the net proceeds to finance part of the CarMax expansion plan.
     Management believes that the establishment of a renewable inventory financing program for CarMax, proceeds from sales of property and equipment and receivables, the proceeds of equity offerings, future increases in Circuit City Stores, Inc. debt allocated to the CarMax Group and cash generated by operations will be sufficient to fund the CarMax Group's capital expenditures and operations. In fiscal 1999, the Group anticipates capital expenditures of approximately $190 million.

MARKET RISK
The Company manages the auto installment portfolio of its finance operation, First North American Credit Corporation. A portion of this portfolio is securitized and, therefore, is not presented on the Group's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.
     Many of the automobiles CarMax sells are financed through FNAC. All receivables represent fixed-rate installment loans with a principal weighted average life of approximately 20 months. Total principal outstanding at February 28 was as follows:

(Amounts in millions)                              1998         1997
--------------------------------------------------------------------
Fixed APR...................................      $ 297        $ 165
                                                  ==================

     Financing for these receivables is achieved through bank conduit securitizations which, in turn, issue floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital. Financings at February 28 and related interest rates were as follows:

(Amounts in millions)                         1998        1997
---------------------------------------------------------------
Floating-rate securitizations...............
   synthetically altered to fixed...........  $224        $114
Floating-rate securitizations...............    44          31
Held by the Company:
   For investment...........................    23          19
   For sale.................................     6           1
                                              ----------------
Total ......................................  $297        $165
                                              ================

     Because of the program in place to manage interest rate exposure relating to its installment loan portfolio, the Company expects to experience relatively little impact as interest rates fluctuate in the future.

YEAR 2000 CONVERSION
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a complete discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal year 1999 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

CARMAX GROUP STATEMENTS OF OPERATIONS
                                                                           Years Ended February 28 Or 29
(Amounts in thousands except per share data)            1998          %           1997         %              1996       %
----------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES...................  $ 874,206      100.0       $ 510,249    100.0         $275,857    100.0
Cost of sales......................................    800,699       91.6         466,788     91.5          252,284     91.4
                                                     -----------------------------------------------------------------------

GROSS PROFIT.......................................     73,507        8.4          43,461      8.5           23,573      8.6
                                                     -----------------------------------------------------------------------
Selling, general and administrative expenses
 [including $1l.5 million expense related
 to owned and leased real estate in fiscal
 1998. NOTES 3 AND 12].............................    127,822       14.6          53,111     10.4           28,440     10.3
Interest expense [NOTE 6]..........................      1,789        0.2           6,279      1.2            4,075      1.5
                                                     -----------------------------------------------------------------------

TOTAL EXPENSES.....................................    129,611       14.8          59,390     11.6           32,515     11.8
                                                     -----------------------------------------------------------------------
Loss before income tax benefit.....................     56,104        6.4          15,929      3.1            8,942      3.2
Income tax benefit [NOTES 3 AND 7].................     21,881        2.5           6,611      1.3            3,707      1.3
                                                     -----------------------------------------------------------------------

NET LOSS...........................................  $  34,223        3.9       $   9,318      1.8          $ 5,235      1.9
                                                     =======================================================================
Net loss attributable to [NOTES 1 AND 2]:
   Circuit City Group common stock.................  $  26,460                  $   9,052                   $ 5,235
                                                                                                            =======
   CarMax Group common stock.......................      7,763                        266
                                                     ---------                  ---------
                                                     $  34,223                  $   9,318
                                                     =========                  =========
Weighted average common shares [NOTES 2 AND 9].....     22,001                     21,860
                                                     =========                  =========

NET LOSS PER SHARE [NOTES 2 AND 9].................  $    0.35                  $    0.01
                                                     =========                  =========

See accompanying notes to group financial statements.

CARMAX GROUP BALANCE SHEETS

                                                                                                     At February 28
(Amounts in thousands)                                                                        1998                   1997
-----------------------------------------------------------------------------------------------------------------------------

ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents..............................................................  $  26,412             $ 170,421
   Net accounts receivable [NOTE 4].......................................................     60,866                28,350
   Inter-group receivable [NOTE 3]........................................................          -                48,147
   Inventory..............................................................................    143,970                82,260
   Prepaid expenses and other current assets..............................................      1,359                 4,102
                                                                                            -------------------------------
   TOTAL CURRENT ASSETS...................................................................    232,607               333,280
   Property and equipment, net [NOTES 5 AND 6]............................................    214,087                92,174
   Deferred income taxes [NOTE 7].........................................................          -                    42
   Other assets...........................................................................      1,628                 1,691
                                                                                            -------------------------------
   TOTAL ASSETS...........................................................................  $ 448,322             $ 427,187
                                                                                            ===============================

LIABILITIES AND GROUP EQUITY
   CURRENT LIABILITIES:
   Accounts payable.......................................................................  $  51,220             $  28,293
   Short-term debt [NOTE 6]...............................................................        385                     -
   Deferred income taxes [NOTE 7].........................................................        370                 2,424
   Accrued expenses and other current liabilities.........................................      3,604                 2,059
                                                                                            -------------------------------
   TOTAL CURRENT LIABILITIES..............................................................     55,579                32,776
   Long-term debt [NOTE 6]................................................................     27,386                     -
   Deferred revenue and other liabilities.................................................      5,266                 2,595
   Deferred income taxes  [NOTE 7]........................................................        145                     -
                                                                                            -------------------------------
   TOTAL LIABILITIES......................................................................     88,376                35,371
   GROUP EQUITY...........................................................................    359,946               391,816
                                                                                            -------------------------------
   Commitments and contingent liabilities [NOTES 1, 4, 10, 11, 13 AND 14 ]
   TOTAL LIABILITIES AND GROUP EQUITY.....................................................  $ 448,322             $ 427,187
                                                                                            ===============================

See accompanying notes to group financial statements.

CARMAX GROUP STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------

                                                                                       Years Ended February 28 or 29
(Amounts in thousands)                                                            1998              1997              1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net loss................................................................     $(34,223)        $  (9,318)        $ (5,235)
   Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation and amortization........................................        4,577             1,664              821
      Expense related to owned and leased real estate (NOTE 12)............       11,500                 -                -
      Provision for deferred income taxes..................................       (1,867)            1,666            1,110
      Increase in deferred revenue and other liabilities...................          835             1,157              739
      (Increase) decrease in net accounts receivable.......................      (32,516)          (11,788)          27,764
      Increase in inventory, prepaid expenses and other current assets.....      (58,967)          (23,918)         (15,384)
      Decrease (increase) in other assets..................................           63            (1,691)               -
      Increase in accounts payable, accrued expenses and other
         current liabilities...............................................       24,472            16,789            6,331
                                                                                -------------------------------------------

   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES.....................      (86,126)          (25,439)          16,146
                                                                                -------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property and equipment.....................................     (234,252)          (90,428)         (26,776)
   Proceeds from sales of property and equipment...........................       98,098            16,450           25,750
   Decrease (increase) in inter-group receivable...........................       48,147           (48,147)               -
                                                                                -------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES...................................      (88,007)         (122,125)          (1,026)
                                                                                --------------------------------------------
FINANCING ACTIVITIES:
   Proceeds from issuance of (payments on) short-term debt, net............          385           (18,050)          18,050
   Proceeds from issuance of (principal payments on) long-term debt, net...       27,386           (78,519)         (33,110)
   Equity issuances, net...................................................        2,353           412,335                -
                                                                                -------------------------------------------

   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.....................       30,124           315,766          (15,060)
                                                                                --------------------------------------------
(Decrease) increase in cash and cash equivalents...........................     (144,009)          168,202               60
Cash and cash equivalents at beginning of year.............................      170,421             2,219            2,159
                                                                                -------------------------------------------
Cash and cash equivalents at end of year...................................     $ 26,412         $ 170,421         $  2,219
                                                                                ===========================================

See accompanying notes to group financial statements.


CARMAX GROUP STATEMENTS OF GROUP EQUITY (DEFICIT)

(Amounts in thousands)
-----------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 1, 1995....................................................................................... $  (5,966)
                                                                                                                ---------
   Net loss....................................................................................................    (5,235)
                                                                                                                ---------

BALANCE AT FEBRUARY 29, 1996...................................................................................   (11,201)
                                                                                                                ---------

   Net loss....................................................................................................    (9,318)

   Equity issuances, net.......................................................................................   412,335
                                                                                                                ---------

BALANCE AT FEBRUARY 28, 1997...................................................................................   391,816
                                                                                                                ---------

   Net loss....................................................................................................   (34,223)

   Equity issuances, net.......................................................................................     2,353
                                                                                                                ---------

BALANCE AT FEBRUARY 28, 1998................................................................................... $ 359,946
                                                                                                                =========

See accompanying notes to group financial statements.

NOTES TO CARMAX GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries (the Company) approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track separately the performance of the Circuit City store-related operations, a retained interest in the CarMax Group, and all other businesses in which the Company may be engaged, other than those comprising the CarMax Group, and including the Company's investment in Digital Video Express, LP. The CarMax Group Common Stock is intended to track separately the performance of the CarMax operations. The Circuit City Group held a 77.3 percent interest in the CarMax Group at February 28, 1998, and a 77.5 percent interest at February 28, 1997.
     The CarMax Group financial statements give effect to the management and allocation policies adopted by the board of directors as described under "Corporate Activities" below. The CarMax Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical financial position, results of operations and cash flows of the CarMax Group, (ii) an allocated portion of the Company's cash equivalents and debt, including the related effects upon results of operations and cash flows and (iii) an allocated portion of the Company's corporate general and administrative costs.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the CarMax Group and the Circuit City Group for the purposes of preparing their respective financial statements, holders of CarMax Group Stock and holders of Circuit City Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the CarMax Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the Circuit City Group financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) Cash and Cash  Equivalents:  Allocated cash  equivalents of $16,535,000  and
$165,975,000 at February 28, 1998 and 1997, consist of highly liquid debt securities with original maturities of three months or less.

(B) Transfers and Servicing of Financial Assets: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1998 and 1997, cost approximates fair value.

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

(E) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives.

(F) Goodwill: Amounts paid for the acquisition of franchise rights in excess of the book value of the rights are recorded as goodwill and are amortized over 15 years, or the estimated useful life, whichever is shorter.

(G) Pre-opening Expenses: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(H) Income Taxes: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(I) Deferred Revenue: The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(J) Selling, General and Administrative Expenses: Operating profits generated by finance operations are recorded as a reduction to selling, general and administrative expenses.

(K) Advertising Expenses: All advertising costs are expensed as incurred.

(L) Net Loss per Share: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period loss per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Net loss per share is computed by dividing the net loss attributable to common shares by the weighted average number of common shares outstanding. Diluted net loss per share is not calculated since CarMax has a net loss for the periods presented. Historical net loss per share is omitted from the statements of operations for periods prior to the offering since CarMax Stock was not part of the capital structure of the Company for those periods.

(M) Stock-Based Compensation: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(N) Derivative Financial Instruments: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(O) Risks and Uncertainties: The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. The CarMax Group's operations currently are concentrated in the southeastern United States and Texas. A severe economic downturn in either of these areas could negatively impact the CarMax Group's operating results. Due to the CarMax Group's geographic concentration and limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Group.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(P) Reclassifications: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1998.

3. CORPORATE ACTIVITIES
The  CarMax  Group's  financial   statements  reflect  the  application  of  the
management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) Financial Activities: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the CarMax Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the CarMax Group and (ii) a portion of the Company's cash equivalents that are allocated between the Groups. Investment of surplus cash from the offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of
(i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's debt that is allocated between the Groups (pooled debt). For the periods covered by the CarMax Group's financial statements, all debt consists of an allocated portion of the pooled debt. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as an inter-group receivable on the balance sheet.

(B) Corporate General and Administrative Costs: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $6.2 million for fiscal 1998, $1.3 million for fiscal 1997 and $1.8 million for fiscal 1996.

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

4. ACCOUNTS RECEIVABLE AND SECURITIZATION TRANSACTIONS
Accounts receivable consist of the following at February 28:

(Amounts in thousands)                           1998          1997
--------------------------------------------------------------------
Trade receivables...........................  $  23,085    $   3,327
Installment receivables:
   Held for sale............................      5,816          920
   Held for investment......................     22,986       19,399
   Retained interests.......................     12,762        6,566
                                              ----------------------
Total accounts receivable...................     64,649       30,212
Less allowance for doubtful accounts........      3,783        1,862
                                              ----------------------
Net accounts receivable.....................  $  60,866    $  28,350
                                              ======================


     In fiscal 1996, the Company entered into a securitization transaction on behalf of the CarMax Group to finance the installment receivables generated by First North American Credit Corporation, the Group's finance operation. Proceeds from the auto loan securitization transaction were $123 million during fiscal 1998 and $58 million during fiscal 1997. The seasoned portfolio and more estimable losses allowed the CarMax Group to recognize gains on the sales of these receivables beginning in fiscal 1997.
     Receivables relating to the securitization facility consist of the following at February 28:

(Amounts in thousands)                           1998          1997
--------------------------------------------------------------------
Managed receivables.........................  $ 291,294    $ 155,234
Receivables held by the CarMax Group:
   For sale.................................     (5,816)        (920)
   For investment...........................    (17,478)      (9,314)
                                              ----------------------
Net receivables sold........................  $ 268,000    $ 145,000
                                              ======================

Program capacity............................  $ 300,000    $ 175,000
                                              ======================

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated.
     The net gain on sales of receivables totaled $3.7 million for fiscal 1998 and $3.1 million for fiscal 1997. FNAC's revenue, including gains on sales of receivables, totaled $11.2 million for fiscal 1998, $8.7 million for fiscal 1997 and $2.0 million for fiscal 1996. The servicing fee specified in the auto loan securitization agreement adequately compensates FNAC for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $6.8 million at February 28, 1998, and $3.1 million at February 28, 1997, and are included in net accounts receivable.

5. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                           1998          1997
--------------------------------------------------------------------
Land and buildings (20 to 25 years).........  $  34,790    $  15,489
Construction in progress....................    150,826       64,052
Furniture, fixtures and equipment
   (3 to 8 years)...........................     31,454        9,667
Leasehold improvements (10 to 15 years).....      4,390        5,763
                                              ----------------------
                                                221,460       94,971
Less accumulated depreciation...............      7,373        2,797
                                              ----------------------
Property and equipment, net.................  $ 214,087    $  92,174
                                              ======================


6. DEBT
Long-term pooled debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)                           1998          1997
--------------------------------------------------------------------
Total long-term debt (term loans)...........  $ 405,000    $ 405,000
                                              ======================

Portion of long-term debt
   allocated to CarMax Group................  $  27,386    $       -
                                              ======================

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1998, the interest rate on the term loan was 6.08 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.04 percent.

     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1998, the interest rate on the term loan was 6.01 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with five banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2002. The agreement provides for annual one year extensions of the final maturity each August 31. No amounts were outstanding under the revolving credit agreement at February 28, 1998 or 1997.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1998 and 1997.
     Short-term debt of the Company includes committed lines of credit and informal credit arrangements. Amounts outstanding and committed lines of credit available are as follows:

                                             Years Ended February 28
(Amounts in thousands)                           1998         1997
--------------------------------------------------------------------
Average short-term debt outstanding.........  $  48,254    $ 186,569
                                              ======================

Maximum short-term debt outstanding.........  $ 414,000    $ 580,000
                                              ======================

Aggregate committed lines of credit.........  $ 410,000    $ 415,000
                                              ======================


     The weighted average  interest rate on the outstanding  short-term debt was
5.7 percent during fiscal 1998, 5.4 percent during fiscal 1997 and 5.9 percent during fiscal 1996.
     Interest expense allocated by the Company to the CarMax Group, excluding interest capitalized, was $1,788,993 in fiscal 1998, $6,278,472 in fiscal 1997 and $4,074,737 in fiscal 1996. The CarMax Group capitalizes interest in connection with the construction of certain facilities. In fiscal 1998, interest capitalized amounted to $4,879,000 ($898,000 in fiscal 1997 and $1,314,000 in fiscal 1996).

7. INCOME TAXES
The components of the income tax benefit on loss before income tax benefit are as follows:

                                          Years Ended February 28 or 29
(Amounts in thousands)                   1998          1997         1996
-------------------------------------------------------------------------
Current:
   Federal..........................  $ (17,101)   $  (6,976)   $  (3,670)
   State............................     (2,913)      (1,301)      (1,147)
                                      -----------------------------------
                                        (20,014)      (8,277)      (4,817)
                                      -----------------------------------
Deferred:
   Federal..........................     (1,259)       1,689          844
   State............................       (608)         (23)         266
                                      -----------------------------------
                                         (1,867)       1,666        1,110
                                      -----------------------------------
Income tax benefit..................  $ (21,881)   $  (6,611)   $  (3,707)
                                      ===================================

     The effective income tax rate differed from the Federal statutory income tax rate as follows:


                                              Years Ended February 28 or 29
(Amounts in thousands)                       1998          1997         1996
----------------------------------------------------------------------------
Federal statutory income
   tax rate.............................     35.0%        35.0%        35.0%
State and local income taxes,
   net of Federal benefit...............      4.0          6.5          6.5
                                             -------------------------------
Effective income tax rate...............     39.0%        41.5%        41.5%
                                             ===============================

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1998 and 1997 are as follows:

(Amounts in thousands)                           1998         1997
--------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue.........................  $     231    $     583
   Organization cost capitalization.........          -          116
   Accrued expenses.........................      6,106          195
   Other....................................          -          664
                                              ----------------------
      Total gross deferred tax assets.......      6,337        1,558
                                              ----------------------
Deferred tax liabilities:
   Depreciation.............................      1,488          657
   Prepaid expenses.........................          -          631
   Inventory capitalization.................      2,807        1,228
   Gain on sales of receivables.............      1,950        1,424
   Other....................................        607            -
                                              ----------------------
      Total gross deferred tax liabilities..      6,852        3,940
                                              ----------------------
Net deferred tax liability..................  $     515    $   2,382
                                              ======================

     In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, management believes that it is more likely than not that the gross deferred tax assets at February 28, 1998 and 1997, will be realized by the CarMax Group; therefore, no valuation allowance is necessary.

8. CAPITAL STOCK AND STOCK INCENTIVE PLANS

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

(C) Restricted Stock: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of CarMax Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire five years from the date of grant. In fiscal 1998, restricted stock awards for 20,000 shares were granted to eligible employees. No restricted stock awards were granted in fiscal 1997 or 1996. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 1998, a total of $77,700 was charged to CarMax Group operations. As of February 28, 1998, 20,000 restricted shares were outstanding.

(D) Employee Stock Purchase Plan: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. The CarMax Plan was started in April 1997 and allows eligible employees to purchase shares of CarMax Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1998, a total of 407,225 shares remained available under the CarMax Plan. During fiscal 1998, 92,775 shares were issued to or purchased on the open market on behalf of the employees. The average price per share was $12.73 in fiscal 1998. The purchase price discount is charged to CarMax Group operations and totaled $160,900 in fiscal 1998.

(E) Stock Incentive Plans: In fiscal 1998, options that were outstanding as of February 28, 1997, to purchase shares of stock of the corporate entity comprising the CarMax Group were converted into options to purchase CarMax Stock. Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees, and outside directors to purchase shares of CarMax stock. The exercise price for nonqualified options granted under the 1994 plan is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over various periods ranging from one to seven years from the date of grant.
     A summary of the status of the CarMax Group's stock options and changes during the years ended February 28, 1998 and 1997, and February 29, 1996, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1998.

                                       70

TABLE 1                                            1998                          1997                         1996
----------------------------------------------------------------------------------------------------------------------------
                                                Weighted Average              Weighted Average              Weighted Average
(Shares in thousands)                    Shares  Exercise Price       Shares   Exercise Price        Shares  Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year........  4,769    $   0.51            4,278       $ 0.22             3,518       $ 0.22
Granted.................................    413       13.04              961         1.68               796         0.22
Exercised...............................   (273)       0.22                -            -                 -            -
Cancelled...............................    (87)       6.36             (470)        0.27               (36)        0.22
                                          -----                       ------                         ------
Outstanding at end of year.............   4,822    $   1.49            4,769       $ 0.51             4,278       $ 0.22
                                          =====                       ======                         ======
Options exercisable at end of year......    762    $   0.37                -       $    -                 -       $    -
                                          =====                       ======                         ======

TABLE 2                                            Options Outstanding                           Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                                     Weighted Average
(Shares in thousands)                     Number         Remaining     Weighted Average        Number      Weighted Average
Range of Exercise Price                 Outstanding  Contractual Life   Exercise Price       Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$ 0.22.................................   4,241          4.0             $  0.22                754            $ 0.22
  6.25 to 9.19.........................     291          5.0                7.28                  -                 -
 12.94 to 16.31........................     290          6.3               14.32                  8             15.00
                                          -----                                                ----
Total..................................   4,822          4.2             $  1.49                762            $ 0.37
                                          =====                                                ====


     The CarMax Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the CarMax
Group's net loss and net loss per share would have been increased to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1998 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands                          Years Ended February 28
except per share data)                            1998          1997
-----------------------------------------------------------------------
Net loss-as reported.....................     $   7,763       $   266
Net loss-pro forma.......................         7,824           268
Net loss per share-as reported...........     $    0.35       $  0.01
Net loss per share-pro forma.............          0.36          0.01

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                                    1998         1997
---------------------------------------------------------------------
Expected dividend yield.....................          -            -
Expected stock volatility...................         50%          40%
Risk-free interest rates....................          6%           6%
Expected lives (in years)...................          3            4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the CarMax Group is $6 in fiscal 1998 and $0.70 in fiscal 1997.

9. NET LOSS PER SHARE
On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Prior period loss per share data has been restated in accordance with SFAS No.
128. The calculation of net loss per share is presented below:

(Amounts in thousands except per share data)      1998         1997
--------------------------------------------------------------------
Weighted average common shares..............     22,001       21,860
                                              ======================

Loss available to common shareholders.......  $   7,763    $     266
                                              ======================

Net loss per share..........................  $    0.35    $    0.01
                                              ======================

     The CarMax Group had no diluted net loss per share because the Group had net losses for the periods presented. No net loss per share is presented for fiscal 1996 because CarMax Stock was not part of the capital structure of the Company for that fiscal year.

10. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1998 and 1997.
     Eligible employees of the CarMax Group participate in the Company's plan. Pension costs for these employees have been allocated to the CarMax Group based on its proportionate share of the projected benefit obligation.

                                       71

     The components of net pension expense for the CarMax Group are as follows:

                                             Years Ended February 28 or 29
(Amounts in thousands)                       1998         1997         1996
-----------------------------------------------------------------------------
Service cost of benefits earned
   during the year......................  $     219    $     162    $     140
Interest cost on projected
   benefit obligation...................         39           34           26
Actual return on plan assets............       (185)        (120)        (128)
Net amortization........................        125           78           87
                                          -----------------------------------
Net pension expense.....................  $     198    $     154    $     125
                                          ===================================


     The following table sets forth the CarMax Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)                            1998         1997
---------------------------------------------------------------------
Actuarial present value of benefit obligation:
Accumulated benefit obligation
   Vested...................................  $     217    $     201
   Nonvested................................        339          111
                                              ----------------------
Total benefits..............................        556          312
Additional amounts related to projected
   salary increases.........................        402          209
                                              ----------------------
Projected benefit obligation for services
   rendered to date.........................        958          521
Plan assets at fair value...................     (1,242)        (895)
                                              -----------------------
Plan assets in excess of projected
   benefit obligation.......................       (284)        (374)
Unrecognized gain from past experience......          2           52
Unrecognized prior service cost.............          9           10
Unrecognized net asset being
   recognized over 15 years.................         11           14
                                              ----------------------
Prepaid pension cost........................  $    (262)   $    (298)
                                              ======================


     Assumptions used in the accounting for the pension plan were:

                                               Years Ended February 28 or 29
                                               1998         1997         1996
-----------------------------------------------------------------------------
Weighted average discount rate..............   7.0%         7.5%         7.0%
Rate of increase in compensation levels.....   5.0%         5.5%         6.0%
Rate of return on plan assets...............   9.0%         9.0%         9.0%
                                               ==============================


11. LEASE COMMITMENTS
The CarMax Group conducts substantially all of its business in leased premises. The CarMax Group's lease obligations are based upon contractual minimum rates. Rental expenses for all operating leases were $11,421,000 in fiscal 1998, $6,019,000 in fiscal 1997 and $3,850,000 in fiscal 1996. Most leases provide that the CarMax Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of real property leases will expire within the next 22 years; however, most of the leases have options providing for additional lease terms of from 10 years to 20 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the CarMax Group, as of February 28, 1998, were:

                                             Operating
(Amounts in thousands)                          Lease
Fiscal                                       Commitments
-------------------------------------------------------
1999  ......................................  $  15,000
2000  ......................................     14,970
2001  ......................................     14,970
2002  ......................................     14,970
2003  ......................................     14,970
After 2003..................................    233,063
                                              ---------
Total minimum lease payments................  $ 307,943
                                              =========

     In fiscal 1998, the Company entered into sale-leaseback transactions on behalf of the CarMax Group with unrelated parties at an aggregate selling price of $98,098,000 ($16,450,000 in fiscal 1997 and $25,750,000 in fiscal 1996).
Neither the Company nor the CarMax Group has continuing involvement under the sale-leaseback transactions.

12. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
(A) Advertising Expense: Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $29,621,000 (3.4 percent of net sales and operating revenues) in fiscal 1998, $11,493,000 (2.3 percent of net sales and operating revenues) in fiscal 1997 and $7,154,000 (2.6 percent of net sales and operating revenues) in fiscal 1996.

(B) Impairment Loss: In the fourth quarter of fiscal 1998, CarMax recorded an impairment loss of $11.5 million related to the closure and eventual disposal of its centralized reconditioning facilities and costs associated with excess property at some locations. The centralized reconditioning facilities were closed in fiscal 1998 when experience proved that in-store reconditioning was more efficient. The excess property was purchased as part of retail sites. Both the reconditioning facilities and the excess property are expected to be disposed of within the next fiscal year.
     Of the total impairment loss, the CarMax Group recorded a $9.7 million loss for impairment of long-lived assets as required by SFAS No. 121. The charge represents the difference between the carrying value and the estimated fair value of the assets less any disposal costs. The estimated fair value is based on sales prices for comparable assets or expected future cash flows. In addition, CarMax recorded a $1.8 million long-term liability for an operating lease where events indicated that the lease value was impaired. This loss is calculated as the difference between the present value of the required rental payments on the original lease obligations and the present value of the future rental receipts that are expected from subleasing the property.

13. INTEREST RATE SWAPS
The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company

                                       72

entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. During fiscal 1998, the Company entered into four new 40-month amortizing swaps with notional amounts totaling approximately $162 million. These swaps were entered into as part of sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $224 million at February 28, 1998, and $114 million at February 28, 1997.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1998, would have resulted in a loss of $1.9 million and at February 28, 1997, would have resulted in a gain of $0.1 million.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.

14. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the CarMax Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operations.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands       First Quarter      Second Quarter       Third Quarter       Fourth Quarter           Year
except per share data)     1998      1997      1998      1997       1998      1997      1998      1997       1998     1997
----------------------------------------------------------------------------------------------------------------------------
Net sales and operating
   revenues..........   $177,554  $124,694  $ 206,433  $132,216  $227,086  $118,409   $263,133  $134,930   $874,206 $510,249
                        ----------------------------------------------------------------------------------------------------

Gross profit.........   $ 16,629  $ 12,119  $  18,870  $10,947   $ 15,357  $  8,255   $ 22,651  $ 12,140   $ 73,507 $ 43,461
                        ----------------------------------------------------------------------------------------------------

Net (loss) earnings..   $ (1,223) $    438  $  (1,740) $(1,048)  $ (9,141) $ (3,913)  $(22,119) $  (4795)  $(34,223)$ (9,318)
                        ----------------------------------------------------------------------------------------------------


Net loss attributable to
   CarMax Stock......   $   (275) $      -   $  (393)  $     -   $ (2,075) $      -   $(5,020)  $   (266)  $ (7,763)$   (266)
                        ----------------------------------------------------------------------------------------------------


Net loss per share...   $ (0.01)  $      -   $ (0.02)  $     -   $  (0.09) $      -   $ (0.23)  $  (0.01)   $ (0.35)$  (0.01)
                        ----------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 28, 1998 and 1997 and the related statements of operations, group equity (deficit) and cash flows for each of the fiscal years in the three-year period ended February 28, 1998. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the CarMax Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the Circuit City Group.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 28, 1998 and 1997 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1998 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP
Richmond, Virginia
April 3, 1998


                                       73