Form 10-K, Exhibit 13
period 1999-02-28
CIRCUIT CITY STORES INC
filed 1999-05-25
CIK 104599

REPORTED HISTORICAL INFORMATION

(Amounts in thousands except per share data)                    1999          1998          1997         1996          1995
------------------------------------------------------------------------------------------------------------------------------
Net sales and operating revenues........................... $10,804,447    $8,870,797   $7,663,811    $7,029,123    $5,582,947
Net earnings............................................... $   142,924    $  104,311   $  136,414    $  179,375    $  167,875
Net earnings (loss) per share:
   Circuit City Group:
      Basic................................................ $      1.50    $     1.14   $     1.40    $     1.86    $     1.75
      Diluted.............................................. $      1.48    $     1.13   $     1.39    $     1.84    $     1.74
   CarMax Group............................................ $     (0.24)   $    (0.35)  $    (0.01)   $        -    $        -
Total assets............................................... $ 3,445,266    $3,231,701   $3,081,173    $2,526,022    $2,004,055
Long-term debt, excluding current installments............. $   426,585    $  424,292   $  430,290    $  399,161    $  178,605
Deferred revenue and other liabilities..................... $   112,085    $  145,107   $  166,295    $  214,001    $  241,866
Cash dividends per share paid on
   Circuit City Group common stock......................... $      0.14    $     0.14   $     0.14    $     0.12    $     0.10
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


CIRCUIT CITY STORES, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, shareholders of Circuit City Stores, Inc. approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

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

RESULTS OF OPERATIONS
Sales Growth
Total sales for Circuit City Stores, Inc. increased 22 percent in fiscal 1999 to $10.80 billion. In fiscal 1998, total sales were $8.87 billion, a 16 percent increase from $7.66 billion in fiscal 1997.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR

          Circuit City     Circuit City           CarMax
          Stores, Inc.         Group               Group
          ---------------------------------------------------

Fiscal        Total      Total Comparable    Total Comparable
-------------------------------------------------------------

1999........   22%        17%      8 %         68%    (2)%
1998........   16%        12%     (1)%         71%     6 %
1997........    9%         6%     (8)%         85%    23 %
1996........   26%        23%      5 %        258%    12 %
1995........   35%        34%     15 %        376%    43 %

THE CIRCUIT CITY GROUP. Industry sales in Circuit City's retail segments have varied significantly over the past five years, resulting in wide variations in the Group's sales growth. Geographic expansion and the addition of product categories such as personal computers were the primary contributors to the Circuit City Group's total sales growth early in the period. From mid-fiscal 1996 through fiscal 1998, a lack of significant product introductions resulted in lower average retails and weak sales throughout the industry. In fiscal 1999, the industry began to emerge from this period of declining sales. For Circuit City, the fiscal 1999 sales reflected strong sales across all major categories with especially strong sales in personal computers and new high technology areas such as DIRECTV; wireless communications; DVD players, especially players with the Divx feature; and digital camcorders. The addition of 37 Superstores also contributed to the total sales growth.
     The industry weakness in fiscal 1997 and 1998 resulted in a highly competitive climate, and a significant number of regional competitors closed stores. Despite the improvement in fiscal 1999, the consumer electronics industry remains highly competitive. Circuit City's primary competitors are large specialty, discount or warehouse retailers with generally lower levels of service. Because of Circuit City's long history of providing exceptional customer service, management believes that the Circuit City locations can continue to maintain share in existing markets and build comparable shares in new markets.

     The Circuit City Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. These third-party programs are sold in most major markets. In states where third-party warranty sales are not permitted, the Group sells a Circuit City extended warranty. Gross dollar sales from all extended warranty programs were 5.4 percent of the Group's total sales in fiscal year 1999, compared with 5.5 percent in fiscal 1998 and 6.0 percent in fiscal 1997. The lower percentages in fiscal years 1999 and 1998 reflect the impact of lower average retail prices on consumer demand for the related warranties in many categories and increased sales of some products that carry lower warranty penetration rates. Total extended warranty revenue, which is reported in the Group's total sales, was 4.6 percent of sales in fiscal years 1999 and 1998 and
5.1 percent of sales in fiscal year 1997. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 4.1 percent of the Group's total sales in fiscal year 1999 and 3.6 percent of the Group's total sales in fiscal years 1998 and 1997. The fiscal 1999 increase in third-party extended warranty revenue reflects the conversion of stores in 10 states to third-party warranty sales in June 1998.

THE CARMAX GROUP. The CarMax Group's fiscal 1999 total sales growth reflects the addition of 12 locations, three of which opened in the last week of the fiscal year, and a 2 percent decrease in comparable store sales. CarMax opened 10 used-car superstores in fiscal 1999. The Group grand-opened the Chicago, Ill., market with three stores that opened early in fiscal 1999 and one that opened late in fiscal 1998. The Group also entered San Antonio, Texas; and Greenville, S.C.; and added stores in the Washington, D.C./Baltimore, Md.; Tampa, Fla.; and Dallas/Ft. Worth, Texas, markets. The Group also acquired franchise rights or was awarded new franchise points for six new-car stores, including the nine-franchise Mauro Auto Mall, now operating as the CarMax Auto Mall, in Kenosha, Wis.
     CarMax's fiscal 1999 comparable store sales reflect used-car sales that were below expectations and continued strength in CarMax's new-car comparable store sales. The disappointing used-car sales resulted from an intensely price-competitive new-car industry, with which CarMax must compete, and insufficient customer traffic in a number of multi-store metropolitan markets. CarMax is producing strong store-level returns in single-store markets and in the multi-store Atlanta, Ga., and Washington D.C./Baltimore, Md., markets.
     In larger, metropolitan markets, CarMax has begun testing a hub/satellite operating process. Under the hub/satellite process, a satellite store shares reconditioning, purchasing and business office operations with a nearby hub store. The consumer offer is identical in both the hub and satellite stores. The hub/satellite process significantly reduced overhead and operating costs for existing stores that were designated as satellite stores in fiscal 1999. Management believes this operating concept will allow it to efficiently open more but smaller stores in metropolitan markets. Prototypical satellite stores are expected to be approximately 12,000 square feet on four- to six-acre sites. CarMax opened one prototypical satellite store late in fiscal 1999. All other fiscal 1999 satellite stores are larger stores and are therefore classified by size, with "C" stores representing CarMax's largest store format. Going forward, management expects primarily to open smaller format "A" stores and satellite stores.
     The fiscal 1998 sales growth reflects the addition of 11 locations, two of which opened in the last week of the fiscal year, and a 6 percent comparable store sales increase. The Group's used-car sales began to fall below management's expectations during the second half of fiscal 1998. New-car sales remained strong throughout that fiscal year. In June 1997, CarMax acquired its second Chrysler-Plymouth-Jeep franchise, which was relocated and opened in conjunction with the opening of the CarMax superstore in Stockbridge, Ga.
     The fiscal 1997 sales growth includes the addition of three stores and a 23 percent comparable store sales increase for the two locations classified as comparable stores throughout the year and the two locations classified as comparable stores for a portion of the year.
     Extended warranty sales prior to July 1997 include third-party contracts and CarMax's own extended warranty contracts. In most states, CarMax sells warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty programs. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty. CarMax expects to continue selling this warranty where state law restricts third-party warranty sales. Gross dollar sales from all extended warranty programs were 4.3 percent of the Group's total sales in fiscal 1999,
3.8 percent in fiscal 1998 and 3.5 percent in fiscal 1997. The fiscal 1999 increase reflects pricing adjustments and a higher penetration rate achieved by extending warranty coverage to more vehicles. Total extended warranty revenue, which is reported in the Group's total sales, was 2.0 percent of total sales in fiscal 1999, 1.5 percent in fiscal 1998 and 1.2 percent in fiscal 1997. Third-party extended warranty revenue was 1.9 percent of total sales in fiscal 1999, 1.4 percent in fiscal 1998 and 1.1 percent in fiscal 1997.

IMPACT OF INFLATION. Inflation has not been a significant contributor to the Company's results. For the Circuit City Group, the average retail price declined in virtually all product categories during the past two years. Although new product introductions could help reverse this trend in selected areas, management expects no significant short-term change overall. Because the Group purchases substantially all products in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.
     For the CarMax Group, inflation has not been a significant contributor to the Group's results. The Group's profitability is based on achieving specific gross profit dollars per unit rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, management believes that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the Group's gross margin and thus profitability.

Digital Video Express
Digital Video Express has developed and is marketing a new digital video system for watching movies at home. Circuit City Stores, Inc. holds the majority interest in the business. The remaining interest is held by the prominent Los Angeles law firm Ziffren, Brittenham, Branca & Fischer. The Company's investment in Divx is allocated to the Circuit City Group. Through the end of the fiscal year, the Company had invested $207 million in Divx, $120 million of which was invested in fiscal 1999. The investment in Divx impacts the Company's and the Circuit City Group's gross profit margin and selling, general and administrative expense ratio.

Cost of Sales, Buying and Warehousing
The gross profit  margin was 22.6 percent of sales in fiscal 1999  compared with
23.0 percent in fiscal years 1998 and 1997. The fiscal 1999 gross profit margin reflects a lower gross profit margin for the Circuit City Group and the higher percentage of sales from the CarMax Group. The Circuit City Group's gross profit margin was reduced by the strength of the personal computer business, which carries lower gross margins; the continued highly competitive price environment; and costs associated with Divx. Better inventory management and increased sales of new technologies and more fully featured products partly offset these factors. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax reduces the Company's overall gross profit margin even though the CarMax Group's gross profit margin increased from fiscal 1998 to fiscal 1999. The Company's fiscal 1998 gross margin reflects better inventory management and a stronger sales performance in higher margin categories for the Circuit City Group, offset by the higher sales contribution from the CarMax Group.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 20.2 percent of sales in fiscal 1999 compared with 20.8 percent in fiscal 1998 and 19.7 percent in fiscal 1997. The fiscal 1999 decrease primarily reflects the sales leverage gained from the Circuit City Group's comparable store sales increase, partly offset by the impact of selling, general and administrative expenses related to Divx. CarMax's lower expense structure reduces the Company's overall expense-to-sales ratio. The higher ratio in fiscal 1998 compared with fiscal 1997, reflects the impact of lower comparable store sales for the Circuit City Group, a decline in profits from the Circuit City Group's finance operation and the expenses related to Divx. Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.3 percent of sales in fiscal years 1999 and 1998 compared with 0.4 percent in fiscal 1997. Interest expense was incurred on debt used to fund store expansion, working capital and the investment in Divx.

Net Earnings
Net earnings for Circuit City Stores, Inc. increased 37 percent to $142.9 million in fiscal 1999. The increase reflects the 48 percent earnings increase achieved by the Circuit City business, partly offset by the investment in Digital Video Express and the CarMax Group losses. In fiscal 1998, net earnings were $104.3 million, a decrease of 24 percent from $136.4 million in fiscal 1997. Net earnings for all three fiscal years reflect the results of the Circuit City business, the Company's investment in Digital Video Express and the losses incurred by the CarMax Group.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and requires that an entity recognize those items as either assets or liabilities and measure them at fair value. The Company does not expect SFAS No. 133 to have a material impact on its financial position, results of operations or cash flows.
     In April 1998, the AICPA issued SOP 98-5 "Reporting on the Costs of Start-Up Activities." SOP 98-5 is effective for fiscal years beginning after December 15, 1998. It requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. The Company has determined that SOP 98-5 will not have a material impact on its financial position, annual results of operations or cash flows.

FINANCIAL CONDITION
Liquidity and Capital Resources
In fiscal 1999, net cash provided by operating activities was $254.2 million compared with $194.6 million in fiscal 1998 and $14.2 million in fiscal 1997. The fiscal 1999 increase primarily reflects a decrease in net accounts receivable and higher earnings for the Circuit City business, partly offset by increased inventory for CarMax and the increased investment in Digital Video Express. The fiscal 1998 increase primarily reflects a reduction in inventory related to the Circuit City business, a smaller increase in net accounts receivable and a slight earnings increase for the Circuit City business, partly offset by the investment in Digital Video Express, greater automotive inventory to support a larger number of CarMax superstore openings and a higher loss from the CarMax business.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group receivables or payables on the financial statements of each Group.
     Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the CarMax Group equity offering and short- and long-term debt. Capital expenditures of $367.0 million in fiscal 1999 reflect Circuit City and CarMax stores opened or remodeled during the year and a portion of the stores opening in fiscal 2000. The sale-leaseback and landlord reimbursement transactions completed in fiscal 1999 totaled $273.6 million. Capital expenditures of $588.1 million in fiscal 1998 and $542.0 million in fiscal 1997 were largely incurred in connection with the Company's expansion programs. Sale-leaseback and landlord reimbursement transactions were $297.1 million in fiscal 1998 and $332.7 million in fiscal 1997.

     During fiscal 1999, the CarMax Group acquired the Toyota franchise rights and the related assets of Laurel Automotive Group, Inc.; the franchise rights and the related assets of Mauro Auto Mall, Inc.; the franchise rights and the related assets of Nissan of Greenville, Inc.; and the Mitsubishi franchise rights and the related assets of Boomershine Automotive, Inc. for a total of $49.6 million. The acquisitions were financed through cash payments totaling $41.6 million and the issuance of two promissory notes totaling $8.0 million. Costs in excess of the acquired net tangible assets, which are primarily inventory, have been recorded as goodwill and covenants not to compete.
     Receivables generated by the consumer finance operations are funded through securitization transactions that allow the operations to sell their receivables while retaining a small interest in them. The Circuit City Group's finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.38 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.75 billion in receivables related to the operation's bankcard programs. Receivables securitized under the master trust facilities totaled $2.76 billion at February 28, 1999. In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 1999, that program allowed for the transfer of up to $575.0 million in auto loan receivables. At February 28, 1999, securitized receivables totaled $539.0 million. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that these securitization programs can be expanded to accommodate future receivables growth.
     In fiscal 1999, CarMax entered into a $200.0 million one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement provides funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. As of February 28, 1999, CarMax had not yet used the financing facility; however, management expects the facility to be phased in during fiscal 2000 as various state regulatory requirements are met.

Capital Structure
Total assets at February 28, 1999, were $3.45 billion, up $213.6 million or 7 percent, since February 28, 1998. A $107.1 million increase in inventory contributed to the rise in total assets.
     Over the past three years, expansion for the Groups has been funded with internally generated cash, sale-leaseback transactions, proceeds from the CarMax equity offering, operating leases and long-term debt. Consumer receivables have been funded through securitization transactions. Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. In fiscal 1997, the CarMax Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management has used the remainder of the net proceeds to help finance the CarMax expansion. In fiscal 1997, the Company also entered into a five-year, $130 million unsecured bank term loan agreement.
     During the period from fiscal 1995 to fiscal 1999, stockholders' equity grew substantially. From fiscal 1998 to fiscal 1999, stockholders' equity increased 10 percent to $1.91 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. Higher earnings for the Circuit City business, partly offset by the investment in Digital Video Express and losses from the CarMax Group, produced a return on equity of 7.9 percent in fiscal 1999 compared with 6.2 percent in fiscal 1998. The returns are below the Company's long-term objective but reflect the investments in the development and launch of the Divx system and the expansion of CarMax in fiscal years 1999 and 1998. In fiscal 1998, the challenging environment for Circuit City also contributed to the below-objective return.
     Management believes that proceeds from sales of property and equipment and receivables, operating leases, equity issuances, CarMax's use of the renewable inventory financing facility and cash generated by operations will be sufficient to fund the capital expenditures of the Company. In fiscal 2000, management anticipates capital expenditures of approximately $315 million. At the end of fiscal 1999, the Company maintained a multi-year $150.0 million unsecured revolving credit agreement and $370.0 million in seasonal lines that are renewed annually with various banks.
     Management remains in discussions with potential financing partners for Divx, but has not obtained any acceptable commitments to date. The Company has provided guarantees relating to licensing agreements with motion picture distributors for use of their films by the Divx system. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following one to five years.
     The Groups rely on the external debt or equity of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise financed through operating income, sale-leasebacks or the securitization of receivables. All significant financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate.

CAPITALIZATION

Fiscal                                     1999               1998               1997              1996               1995
------------------------------------------------------------------------------------------------------------------------------

(Dollar amounts in millions)             $       %          $       %          $       %         $       %          $       %
------------------------------------------------------------------------------------------------------------------------------

Long-term debt, excluding
   current installments.............   426.6    17        424.3    18        430.3    19        399.2    23       178.6     14
Other long-term liabilities.........   149.7     6        171.5     7        199.4     9        231.8    14       241.9     19
Total stockholders' equity.......... 1,905.1    77      1,730.0    75      1,614.8    72      1,063.9    63       877.4     67
                                     -----------------------------------------------------------------------------------------
Total capitalization................ 2,481.4   100      2,325.8   100      2,244.5   100      1,694.9   100     1,297.9    100
                                     -----------------------------------------------------------------------------------------

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of the Circuit City Group's finance operation and the installment loan portfolio of the CarMax Group's finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Company's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.

Revolving Loans
Interest rates charged on the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28 had the following APR structure:

(Amounts in millions)                       1999        1998
-------------------------------------------------------------

Indexed to prime rate....................  $2,714      $2,523
Fixed APR................................     243         227
                                           ------------------
Total....................................  $2,957      $2,750
                                           ------------------

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 28, financings were as follows:

(Amounts in millions)                        1999       1998
-------------------------------------------------------------

Floating-rate (including synthetic
   alteration) securitizations...........  $2,568      $2,211
Fixed-rate securitizations...............     187         290
Held by the Company:
   For investment........................     162         204
   For sale..............................      40          45
                                           ------------------
Total....................................  $2,957      $2,750
                                           ------------------

Automobile Installment Loans
Total principal outstanding for fixed-rate automobile loans at February 28 was as follows:

(Amounts in millions)                        1999        1998
-------------------------------------------------------------

Fixed APR..................................  $592        $297
                                             ----------------

     Financing for these receivables is achieved through bank conduit securitizations that, in turn, issue floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital.

Financings at February 28 and related interest rates were as follows:

(Amounts in millions)                        1999        1998
-------------------------------------------------------------

Floating-rate securitizations
   synthetically altered to fixed..........  $500        $224
Floating-rate securitizations..............    39          44
Held by the Company:
   For investment..........................    38          23
   For sale................................    15           6
                                             ----------------
Total......................................  $592        $297
                                             ----------------

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 1999 or 1998. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, the Company expects to experience relatively little impact as interest rates fluctuate in the future. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
The following disclosure is a Year 2000 readiness disclosure statement pursuant to the Year 2000 Readiness Disclosure Act. The Year 2000 issue arises because many computer programs use two digits rather than four to define the applicable year. Using two digits to define dates after January 1, 2000, could result in a system failure or miscalculations that cause disruption of operations including, among other things, a temporary inability to process transactions, process invoices or engage in similar normal business activities. In addition to computer systems, any equipment with embedded systems that involve date-sensitive functions are at risk if two digits have been used rather than four. Embedded systems are specialized microchips used to control, monitor or assist the operation of electrical equipment.
     In fiscal 1997, the Company began a Year 2000 date conversion project to address necessary code changes, testing and implementation for its systems. This project includes internally developed information technology systems, purchased and leased software and hardware, embedded systems and electronic data interchange transaction processing. The Company has employed both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. The Company has completed its remediation, forward-date testing and production implementation efforts for its internally developed and externally purchased systems. Replacement work and enterprise-level testing is scheduled to be completed by approximately July 1999.
     With regard to embedded systems, the Company has identified approximately 200 distinct makes and models used for environmental controls, fire detection and monitoring, burglar detection and monitoring, elevators, office equipment and uninterruptible power supplies. As of February 28, 1999, approximately 98 percent of these embedded systems are believed to be Year 2000 compliant. The remaining 2 percent are expected to be compliant by June 1999, except for certain low-impact embedded systems that will be left untested because the cost of compliance testing is believed to far exceed the risk or cost of an outage.

     The Company also has identified its key third-party business partners and is coordinating with them to address potential Year 2000 issues. Year 2000 questionnaires were sent to these entities to monitor their progress and to minimize any adverse consequences that might result if an entity is not Year 2000 compliant. Responses have been received from approximately 90 percent of these partners with no major potential problems identified. Risks and business impacts have been assigned to all vendor products and services. Current action statements and contingency plans have been developed by the Company's business areas for products and services believed to be at high or medium risk of non-compliance.
     Since the project began, the Company has expensed $14.0 million, including $9.9 million in fiscal 1999. The remaining cost of the Year 2000 project is estimated at $2.6 million. These costs principally have been incurred for the Circuit City Group and are in addition to the normal budget for information systems. The costs are being funded through operating cash flows. Because CarMax's computer systems were developed in recent years, the Company does not expect the CarMax Group to incur any material costs related to the Year 2000 issue.
     With respect to Year 2000 risks, the Company believes it has identified all critical areas and is in the process of developing contingency plans and conducting end-to-end testing for those critical areas identified. Critical is defined as any business process or application failure that would result in a material financial, legal or operational impact. If the Company's remediation efforts and the remediation efforts of third parties fail (which the Company believes is the most reasonably likely worst case scenario), the Company's contingency plans include performing certain processes manually while working to assess and correct any errors in the current systems and possibly changing suppliers. These plans are intended to enable the Company to continue operating even if a degree of business interruption occurs at Year 2000. However, the Company believes that because of the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one that will require further modifications as the Company obtains additional information.

     The costs of the project and the dates on which the Company plans to complete its Year 2000 modifications are based on management's estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, Year 2000 issues present a number of risks that are beyond the Company's reasonable control, such as the failure of utility companies to deliver electricity, the failure of telecommunications companies to provide voice and data services, the failure of financial institutions to process transactions and transfer funds, and the collateral effects on the Company of the effects of Year 2000 issues on the economy in general or on the Company's business partners and customers. Although the Company believes that its Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to the Company's reasonable control, the Company can make no assurance that its efforts will be fully effective or that the Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal 2000 and beyond, are forward-looking statements and involve various risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following:
     (a) changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as electronic and telephone shopping services and mail order;
     (b) changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;
     (c) the presence or absence of new products or product features in the merchandise categories the Company sells and changes in the Company's actual merchandise sales mix;
     (d) significant changes in retail prices for products sold by any of the Company's businesses, including changes in prices for new and used cars and the relative consumer demand for new or used cars;
     (e) lack of availability or access to sources of supply for appropriate Circuit City or CarMax inventory;
     (f) the ability to retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support the Company's service-driven operating strategies;
     (g) changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Company's businesses and the availability of securitization financing for credit card and auto installment loan receivables;
     (h) changes in production or distribution costs or cost of materials for the Company's advertising;
     (i) availability of appropriate real estate locations for expansion;
     (j) the imposition of new restrictions or regulations regarding the sale of products or services the Company sells, changes in tax rules and regulations applicable to the Company, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations or any failure to comply with such laws or any adverse change in such laws;
     (k)  adverse  results in  significant  litigation  matters;
     (l) changes in levels of competition in the car business from either traditional competitors or new nontraditional competitors utilizing auto superstore or other formats;

     (m) the inability of the CarMax business to reach expected mature sales and earnings potential;
     (n) limited or lack of availability of new-car franchises within a suitable radius of existing and proposed CarMax stores or limited manufacturer approval of franchise acquisitions;
     (o) availability of long-term financing to support Divx;
     (p) the early stage of market development and absence of operating history for Divx and therefore lack of assurance that this business will achieve significant sales or profits;
     (q) the early stage of Divx market development and therefore lack of assurance that the product support systems will work as expected on a large scale;
     (r) ability to maintain and acquire additional long-term agreements for title releases on Divx discs, manufacturing of Divx discs and licensing of the proprietary Divx hardware architecture;
     (s) developments or assertions by or against Divx, relating to intellectual property rights;
     (t) difficulty securing long-term agreements for the distribution of Divx discs through retail outlets; and
     (u) development of alternative and highly competitive means of distributing movies for in-home viewing.

     The United States retail industry and the specialty retail industry in particular are dynamic by nature and have undergone significant changes over the past several years. The Company's ability to anticipate and successfully respond to continuing challenges is key to achieving its expectations.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                   Years Ended February 28
(Amounts in thousands except per share data)                     1999         %         1998         %         1997        %
------------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES.............................$10,804,447   100.0     $8,870,797   100.0    $7,663,811    100.0

Cost of sales, buying and warehousing........................  8,359,428    77.4      6,827,133    77.0     5,902,711     77.0
                                                             -----------------------------------------------------------------
GROSS PROFIT.................................................  2,445,019    22.6      2,043,664    23.0     1,761,100     23.0
                                                             -----------------------------------------------------------------
Selling, general and administrative
   expenses [NOTE 11]........................................  2,186,177    20.2      1,848,559    20.8     1,511,294     19.7
Interest expense [NOTE 5]....................................     28,319     0.3         26,861     0.3        29,782      0.4
                                                             -----------------------------------------------------------------
TOTAL EXPENSES...............................................  2,214,496    20.5      1,875,420    21.1     1,541,076     20.1
                                                             -----------------------------------------------------------------
Earnings before income taxes.................................    230,523     2.1        168,244     1.9       220,024      2.9
Provision for income taxes [NOTE 6]..........................     87,599     0.8         63,933     0.7        83,610      1.1
                                                             -----------------------------------------------------------------
NET EARNINGS.................................................   $142,924     1.3       $104,311     1.2      $136,414      1.8
                                                             -----------------------------------------------------------------
Net earnings (loss) attributed to [NOTES 1 AND 2]:
   Circuit City Group common stock...........................   $148,381               $112,074              $136,680
   CarMax Group common stock.................................     (5,457)                (7,763)                 (266)
                                                             -----------             ----------            ----------
                                                                $142,924               $104,311              $136,414
                                                             -----------             ----------            ----------
Weighted average common shares [NOTES 2 AND 8]:
   Circuit City Group:
      Basic..................................................     99,152                 98,027                97,311
                                                             -----------             ----------            ----------
      Diluted................................................    100,406                 99,204                98,472
                                                             -----------             ----------            ----------
   CarMax Group..............................................     22,604                 22,001                21,860
                                                             -----------             ----------            ----------
NET EARNINGS (LOSS) PER SHARE [NOTES 2 AND 8]:

   Circuit City Group:
      Basic..................................................      $1.50                  $1.14                 $1.40
                                                             -----------             ----------            ----------
      Diluted................................................      $1.48                  $1.13                 $1.39
                                                             -----------             ----------            ----------
   CarMax Group..............................................     $(0.24)                $(0.35)               $(0.01)
                                                             -----------             ----------            ----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                       At February 28
(Amounts in thousands except share data)                                                        1999                   1998
------------------------------------------------------------------------------------------------------------------------------


ASSETS

   CURRENT ASSETS:

   Cash and cash equivalents...............................................................   $265,880                $116,612
   Net accounts receivable [NOTE 12].......................................................    574,316                 598,035
   Inventory...............................................................................  1,517,675               1,410,545
   Prepaid expenses and other current assets...............................................     36,644                  21,157
                                                                                            ----------------------------------
   TOTAL CURRENT ASSETS....................................................................  2,394,515               2,146,349

   Property and equipment, net [NOTES 4 AND 5].............................................  1,005,773               1,048,434
   Other assets............................................................................     44,978                  36,918
                                                                                            ----------------------------------
   TOTAL ASSETS............................................................................ $3,445,266              $3,231,701
                                                                                            ----------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:

   Current installments of long-term debt [NOTES 5 AND 10].................................     $2,707                  $1,301
   Accounts payable........................................................................    799,733                 765,391
   Short-term debt [NOTE 5]................................................................      8,016                   5,976
   Accrued expenses and other current liabilities..........................................    143,585                 132,802
   Deferred income taxes [NOTE 6]..........................................................      9,764                     356
                                                                                            ----------------------------------
   TOTAL CURRENT LIABILITIES...............................................................    963,805                 905,826

   Long-term debt, excluding current installments [NOTES 5 AND 10].........................    426,585                 424,292
   Deferred revenue and other liabilities..................................................    112,085                 145,107
   Deferred income taxes [NOTE 6]..........................................................     37,661                  26,437
                                                                                            ----------------------------------
   TOTAL LIABILITIES.......................................................................  1,540,136               1,501,662
                                                                                            ----------------------------------

   STOCKHOLDERS' EQUITY [NOTES 1 AND 7]:

   Circuit City Group common stock, $0.50 par value; 175,000,000 shares authorized;
      100,820,000 shares issued and outstanding (99,282,000 in 1998).......................     50,410                  49,641
   CarMax Group common stock, $0.50 par value; 175,000,000 shares authorized;
      23,116,000 shares issued and outstanding (22,204,000 in 1998)........................     11,558                  11,102
   Capital in excess of par value..........................................................    575,686                 530,763
   Retained earnings.......................................................................  1,267,476               1,138,533
                                                                                            ----------------------------------
   TOTAL STOCKHOLDERS' EQUITY..............................................................  1,905,130               1,730,039
                                                                                            ----------------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 13 AND 14]

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................................. $3,445,266              $3,231,701
                                                                                            ----------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                          Years Ended February 28
(Amounts in thousands)                                                          1999               1998                1997
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:

   Net earnings............................................................  $142,924            $104,311            $136,414
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
      Depreciation and amortization........................................   140,293             116,326              98,977
      Loss (gain) on disposition of property and equipment.................     3,087              14,093              (1,540)
      Provision for deferred income taxes..................................    20,632              15,052              20,973
      Changes in operating assets and liabilities, net of effects from business acquisitions:
         Decrease in deferred revenue and other liabilities................   (33,022)            (23,024)            (47,706)
         Decrease (increase) in net accounts receivable....................    23,719             (66,061)           (207,579)
         Increase in inventory, prepaid expenses and other current assets..   (97,642)            (24,526)            (66,594)
         Decrease (increase) in other assets...............................     9,132              (4,969)            (15,869)
         Increase in accounts payable, accrued expenses and
            other current liabilities......................................    45,125              63,379              97,162
                                                                             ------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES...............................   254,248             194,581              14,238
                                                                             ------------------------------------------------

INVESTING ACTIVITIES:

   Cash used in business acquisitions [NOTE 3].............................   (41,562)                  -                   -
   Purchases of property and equipment.....................................  (366,971)           (588,052)           (541,989)
   Proceeds from sales of property and equipment...........................   273,647             297,126             332,726
                                                                             ------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES...................................  (134,886)           (290,926)           (209,263)
                                                                             ------------------------------------------------

FINANCING ACTIVITIES:

   (Payments on) proceeds from issuance of short-term debt, net............      (960)              5,629             (91,740)
   Proceeds from issuance of long-term debt................................         -                   -              32,619
   Principal payments on long-term debt....................................    (1,301)             (6,187)             (1,436)
   Issuances of Circuit City Group common stock, net.......................    42,165              22,311              15,385
   Issuances of CarMax Group common stock, net.............................     3,983               2,353             412,335
   Dividends paid on Circuit City Group common stock.......................   (13,981)            (13,792)            (13,199)
                                                                             ------------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES...............................    29,906              10,314             353,964
                                                                             ------------------------------------------------
Increase (decrease) in cash and cash equivalents...........................   149,268             (86,031)            158,939
Cash and cash equivalents at beginning of year.............................   116,612             202,643              43,704
                                                                             ------------------------------------------------
Cash and cash equivalents at end of year...................................  $265,880            $116,612            $202,643
                                                                             ------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid during the year for:
   Interest................................................................   $31,858             $26,697             $29,925
   Income taxes............................................................   $53,528             $47,936             $73,113

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             Common Shares Outstanding  Common Stock      Capital In
                                               Circuit City CarMax Circuit City  CarMax    Excess of   Retained
(Amounts in thousands except per share data)       Group     Group     Group      Group    Par Value   Earnings       Total
-----------------------------------------------------------------------------------------------------------------------------


BALANCE AT MARCH 1, 1996.........................  97,380        -    $48,690        $-     $90,432     $924,799   $1,063,921
                                                  ---------------------------------------------------------------------------
   Net earnings..................................       -        -          -         -           -      136,414      136,414
   Exercise of common stock options [NOTE 7].....     786        -        393         -      13,497            -       13,890
   Shares issued under Employee
      Stock Purchase Plan [NOTE 7]...............      78        -         39         -       2,491            -        2,530
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]....................     255        -        127         -       7,455            -        7,582
   Tax benefit from stock issued.................       -        -          -         -       3,080            -        3,080
   Shares issued in the CarMax Group stock
      offering...................................       -   21,860          -    10,930     401,405            -      412,335
   Shares cancelled upon reacquisition by Company    (321)       -       (160)        -      (9,654)           -       (9,814)
   Unearned compensation-restricted stock........       -        -          -         -      (1,883)           -       (1,883)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share)....................       -        -          -         -           -      (13,199)     (13,199)
                                                  ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1997.....................  98,178   21,860     49,089    10,930     506,823    1,048,014    1,614,856
                                                  ---------------------------------------------------------------------------
   Net earnings..................................       -        -          -         -           -      104,311      104,311
   Exercise of common stock options [NOTE 7].....     483      273        241       136       6,790            -        7,167
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]..............     173       51         87        26       6,648            -        6,761
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]....................     605       20        302        10      20,214            -       20,526
   Tax benefit from stock issued.................       -        -          -         -       8,013            -        8,013
   Shares cancelled upon reacquisition by Company    (157)       -        (78)        -      (4,470)           -       (4,548)
   Unearned compensation-restricted stock........       -        -          -         -     (13,255)           -      (13,255)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share)....................       -        -          -         -           -      (13,792)     (13,792)
                                                  ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1998.....................  99,282   22,204     49,641    11,102     530,763    1,138,533    1,730,039
                                                  ---------------------------------------------------------------------------
   Net earnings..................................       -        -          -         -           -      142,924      142,924
   Exercise of common stock options [NOTE 7].....   1,004      543        502       272      16,945            -       17,719
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]..............     429      269        215       134      19,431            -       19,780
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]....................     360      100        180        50      14,588            -       14,818
   Tax benefit from stock issued.................       -        -          -         -       9,523            -        9,523
   Other.........................................      32        -         16         -       1,445            -        1,461
   Shares cancelled upon reacquisition by Company    (287)       -       (144)        -     (14,239)           -      (14,383)
   Unearned compensation-restricted stock........       -        -          -         -      (2,770)           -       (2,770)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share)....................       -        -          -         -           -      (13,981)     (13,981)
                                                  ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1999..................... 100,820   23,116    $50,410   $11,558    $575,686   $1,267,476   $1,905,130
                                                  ---------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Circuit City Group held a 76.6 percent interest in the CarMax Group at February 28, 1999, a 77.3 percent interest at February 28, 1998, and a
77.5 percent interest at February 28, 1997.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Stock and holders of CarMax Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Company's consolidated financial statements included herein should be read in conjunction with the financial statements of each Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Circuit City Group, including Divx, and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS: Cash equivalents of $216,129,000 at February 28, 1999, and $71,750,000 at February 28, 1998, consist of highly liquid debt securities with original maturities of three months or less.

(C) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: The Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1999 and 1998, cost approximates fair value.

(D) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.

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

(F) PREPAID ROYALTIES AND EXECUTION FEES: Prepaid royalties represent fixed minimum advance payments made to licensors for digital video disc distribution rights. Divx retains a licensor's share of distribution revenues until the share equals the advance paid to the licensor. Thereafter, any excess distribution revenue is paid to the licensor. Prepaid royalties are charged to operations as revenues are earned. Execution fees are one-time payments made to licensors at the time the related licensing agreements are executed and are amortized over the shorter of the initial terms of the licensing agreements or five years. Both the prepaid royalties and execution fees are stated at the lower of amortized cost or estimated net realizable value on a license-agreement basis.

(G) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.
     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(H) COMPUTER SOFTWARE COSTS: Effective March 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of the SOP have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(I) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying consolidated balance sheets. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future undiscounted operating cash flows derived from such intangible assets are less than the carrying value.

(J) PRE-OPENING EXPENSES: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(K) INCOME TAXES: The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(L) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.
     The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(M) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.

(N) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(O) NET EARNINGS (LOSS) PER SHARE: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period earnings per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Basic net earnings per share for Circuit City Stock is computed by dividing net earnings attributed to Circuit City Stock, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the offering and the Circuit City Group's retained interest in the CarMax Group subsequent to the offering, by the weighted average number of shares of Circuit City Stock outstanding. Diluted net earnings per share for Circuit City Stock is computed by dividing net earnings attributed to Circuit City Stock, which includes the Circuit City Group's retained interest in CarMax, by the weighted average number of shares of Circuit City Stock outstanding and dilutive potential Circuit City Stock.
     Net loss per share for CarMax Stock is computed by dividing the net loss attributed to CarMax Stock by the weighted average number of shares of CarMax Stock outstanding. Diluted net loss per share for CarMax Stock is not calculated since CarMax has a net loss for the periods presented.

(P) STOCK-BASED COMPENSATION: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(Q) DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(R) RISKS AND UNCERTAINTIES: Circuit City is a leading national retailer of brand-name consumer electronics, personal computers, major appliances and entertainment software. The diversity of Circuit City's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

     Because of its investment in Divx, the Company is subject to additional risks and uncertainties. Divx was formed to develop and launch an enhancement for DVD players that provides significant copyright protection for movies released on Divx digital discs and sets a new standard for home video convenience. While management believes this product will gain widespread acceptance, there is no assurance that Divx ever will achieve significant sales of such product. Other risks include limited operating history, no assurance of successful operations, early state of market development, acquiring and maintaining licensing and manufacturing agreements, minimum compensation requirements under studio license agreements, competition from substitute products and services, rapid technological change, dependence on key personnel and vendors, development or assertions by or against Divx relating to intellectual property rights, and the uncertainty of availability of additional financing.
     The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, due to the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(S) CORPORATE ALLOCATIONS: The Company manages corporate general and administrative costs and other shared services on a centralized basis. Allocations of these corporate activities and their related expenses to the Groups is based on methods that the Company believes to be reasonable.
     The provision for federal income taxes is determined on a consolidated basis. The financial statement provision is reflected in each Group's financial statements in accordance with the Company's tax allocation policy. In general, this policy provides that the consolidated tax provision be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

(T) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1999.

3. BUSINESS ACQUISITIONS
During fiscal 1999, CarMax acquired the franchise rights and the related assets of four new-car dealerships for an aggregate cost of $49.6 million. The acquisitions were financed through available cash resources and the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of the acquired franchises have been included in the accompanying consolidated financial statements since the date of acquisition. Unaudited pro-forma information related to these acquisitions is not included as the impact of these acquisitions on the accompanying consolidated financial statements is not deemed to be material.

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                      1999       1998
-------------------------------------------------------------

Land and buildings (20 to 25 years)..    $107,310    $143,905
Land held for development............      28,781      11,601
Construction in progress.............     179,664     237,205
Furniture, fixtures and equipment
   (3 to 8 years)....................     705,660     615,564
Leasehold improvements
   (10 to 15 years)..................     549,673     483,069
Capital leases, primarily buildings
   (20 years)........................      12,471      12,471
                                       ----------------------
                                        1,583,559   1,503,815
Less accumulated depreciation and
   amortization......................     577,786     455,381
                                       ----------------------
Property and equipment, net..........  $1,005,773  $1,048,434
                                       ----------------------

5. DEBT
Long-term debt at February 28 is summarized as follows:

(Amounts in thousands)                       1999      1998
-------------------------------------------------------------

Term loans...............................  $405,000  $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.0% to 7.0%.............     6,564     7,665
Obligations under capital leases [NOTE 10]   12,728    12,928
Note payable.............................     5,000         -
                                           ------------------
Total long-term debt.....................   429,292   425,593
Less current installments................     2,707     1,301
                                           ------------------
Long-term debt, excluding
   current installments..................  $426,585  $424,292
                                           ------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1999, the interest rate on the term loan was 5.76 percent.

     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.67 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.29 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 1999 or 1998.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $10,740,000 at February 28, 1999, and $10,879,000 at February 28, 1998.
     In November 1998, CarMax entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at
8.25 percent.
     In fiscal 1999, CarMax entered into a $200,000,000 one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement will provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. During fiscal 1999, no inventory was financed by CarMax under this arrangement.
     The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2000 - $2,707,000; 2001 - $177,344,000; 2002 - $132,485,000; 2003 - $102,594,000; 2004 - $1,507,000.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1999 and 1998.
     Short-term debt is funded through committed lines of credit and informal credit arrangements, as well as the revolving agreement. Amounts outstanding and committed lines of credit available are as follows:

                                         Years Ended February 28
(Amounts in thousands)                       1999      1998
----------------------------------------------------------------

Average short-term debt outstanding......   $54,505   $48,254
                                           ------------------
Maximum short-term debt outstanding......  $463,000  $414,000
                                           ------------------
Aggregate committed lines of credit......  $370,000  $410,000
                                           ------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.1 percent during fiscal 1999, 5.7 percent during fiscal 1998 and 5.4 percent during fiscal 1997.
     The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. In fiscal 1999, interest capitalized amounted to $5,423,000 ($9,638,000 in fiscal 1998 and $6,970,000 in fiscal 1997).

6. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes are as follows:

                                     Years Ended February 28
(Amounts in thousands)               1999     1998     1997
-------------------------------------------------------------

Current:
   Federal........................  $59,134  $46,475  $55,673
   State..........................    7,833    2,406    6,964
                                    -------------------------
                                     66,967   48,881   62,637
                                    -------------------------
Deferred:
   Federal........................   20,013   12,801   19,839
   State..........................      619    2,251    1,134
                                    -------------------------
                                     20,632   15,052   20,973
                                    -------------------------
Provision for income taxes........  $87,599  $63,933  $83,610
                                    -------------------------

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                      Years Ended February 28
                                      1999     1998     1997
-------------------------------------------------------------

Federal statutory income
   tax rate.........................  35.0%    35.0%    35.0%
State and local income taxes,
   net of Federal benefit...........   3.0      3.0      3.0
                                      -----------------------
Effective income tax rate...........  38.0%    38.0%    38.0%
                                      -----------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1999 and 1998, are as follows:

(Amounts in thousands)                        1999      1998
-------------------------------------------------------------

Deferred tax assets:
   Deferred revenue........................   $8,332   $1,360
   Inventory capitalization................    2,578    4,976
   Accrued expenses........................   27,080   42,554
   Other...................................    5,430    3,638
                                             ----------------
      Total gross deferred tax assets......   43,420   52,528
                                             ----------------
Deferred tax liabilities:
   Depreciation and amortization...........   48,035   45,118
   Gain on sales of receivables............   14,990   11,439
   Other prepaid expenses..................   12,062   10,569
   Other...................................   15,758   12,195
                                             ----------------
      Total gross deferred tax liabilities.   90,845   79,321
                                             ----------------
Net deferred tax liability.................  $47,425  $26,793
                                             ----------------

     Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

7. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock and CarMax Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $250 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

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

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Stock or CarMax Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. In fiscal 1999, certain members of management of the Circuit City Group were granted 131,350 restricted shares of Circuit City Stock that vest seven years from the date of grant. These awards provide accelerated vesting if certain performance factors are met. Total restricted stock awards of 360,346 shares of Circuit City Stock and 100,000 shares of CarMax Stock were granted to eligible employees in fiscal 1999. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 1999, a total of $9,167,700 was charged to operations ($5,073,100 in fiscal 1998 and $3,790,200 in fiscal 1997). As of February 28, 1999, 966,053 restricted shares of Circuit City Stock and 120,000 restricted shares of CarMax Stock were outstanding.

(D) EMPLOYEE STOCK PURCHASE PLANS: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Plan and, starting in April 1997, under the CarMax Plan, eligible employees may purchase shares of Circuit City Stock or CarMax Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1999, a total of 683,015 shares remained available under the Circuit City Plan and 138,693 shares remained available under the CarMax Plan. During fiscal 1999, 429,355 shares of Circuit City Stock were issued to or purchased on the open market for employees (450,698 shares in fiscal 1998 and 499,338 shares in fiscal 1997), and 268,532 shares of CarMax Stock were issued to or purchased on the open market on behalf of employees (92,775 in fiscal
1998). The average price per share of Circuit City Stock was $43.38 in fiscal 1999, $36.78 in fiscal 1998 and $32.68 in fiscal 1997. The average price per share of CarMax Stock was $7.56 in fiscal 1999 and $12.73 in fiscal 1998. The purchase price discount is charged to operations and totaled $2,984,500 in fiscal 1999, $2,670,400 in fiscal 1998 and $2,433,600 in fiscal 1997.

(E) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Stock or CarMax Stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors is equal to, or greater than, the market value at the date of grant; for nonqualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant. In fiscal 1998, options that were outstanding as of February 28, 1997, to purchase shares of stock of the corporate entity comprising the CarMax Group were converted into options to purchase CarMax Stock.
     A summary of the status of the Company's stock options and changes during the years ended February 28, 1999, 1998 and 1997 are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1999.

TABLE 1                                            1999                           1998                           1997
----------------------------------------------------------------------------------------------------------------------------------

                                                    Weighted Average                Weighted Average              Weighted Average
(Shares in thousands)                     Shares     Exercise Price      Shares     Exercise Price     Shares      Exercise Price
----------------------------------------------------------------------------------------------------------------------------------

Circuit City Group:
Outstanding at beginning of year........  4,994          $32.00          4,828          $29.76          3,563          $18.63
Granted.................................    540           42.33            726           35.21          2,159           43.38
Exercised............................... (1,004)          17.53           (483)          15.00           (786)          17.67
Cancelled...............................    (83)          33.59            (77)          29.42           (108)          21.90
                                         ------                          -----                          -----
Outstanding at end of year..............  4,447          $36.49          4,994          $32.00          4,828          $29.76
                                         ------                          -----                          -----
Options exercisable at end of year......  1,483          $24.03          1,754          $19.68          1,629          $17.24
                                         ------                          -----                          -----

CarMax Group:
Outstanding at beginning of year........  4,822           $1.49          4,769           $0.51          4,278           $0.22
Granted.................................    205            8.63            413           13.04            961            1.68
Exercised...............................   (543)           0.22           (273)           0.22              -               -
Cancelled...............................   (104)          10.54            (87)           6.36           (470)           0.27
                                         ------                          -----                          -----
Outstanding at end of year..............  4,380           $1.77          4,822           $1.49          4,769           $0.51
                                         ------                          -----                          -----
Options exercisable at end of year......  1,566           $0.96            762           $0.37              -           $   -
                                         ------                          -----                          -----
-------------------------------------------------------------------------------------------------------------------------------

TABLE 2                                                  Options Outstanding                          Options Exercisable
-------------------------------------------------------------------------------------------------------------------------------

                                                         Weighted Average
(Shares in thousands)                         Number         Remaining    Weighted Average         Number      Weighted Average
Range of Exercise Prices                    Outstanding  Contractual Life  Exercise Price        Exercisable    Exercise Price
-------------------------------------------------------------------------------------------------------------------------------

Circuit City Group:
$15.69 to 20.13..............................   474            2.0            $18.34                 474            $18.34
 22.50 to 29.13..............................   701            2.1             23.49                 617             23.63
 29.50 to 38.00.............................. 1,748            5.2             31.97                 392             31.55
 38.38 to 48.56..............................   524            7.1             42.40                   -                 -
 59.00....................................... 1,000            3.1             59.00                   -                 -
                                              -----                                                -----
Total........................................ 4,447            4.1            $36.49               1,483            $24.03
                                              -----                                                -----
CarMax Group:
$ 0.22....................................... 3,692            3.0             $0.22               1,476             $0.22
  4.00 to  9.19..............................   448            5.0              7.84                  23              9.17
 12.94 to 16.31..............................   240            5.2             14.34                  67             14.39
                                              -----                                                -----
Total........................................ 4,380            3.3             $1.77               1,566             $0.96
                                              -----                                                -----
-------------------------------------------------------------------------------------------------------------------------------

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's and the CarMax Group's net earnings or loss and net earnings or loss per share would have been changed to the pro forma amounts indicated in the next column. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1999 may not be representative of the pro forma effects on net earnings or loss for future years.

(Amounts in thousands             Years Ended February 28
except per share data)          1999       1998        1997
-------------------------------------------------------------

Circuit City Group:
Net earnings-as reported....  $148,381   $112,074    $136,680
Net earnings-pro forma......   142,479    107,399     133,326
Basic net earnings per
   share-as reported........     $1.50      $1.14       $1.40
Basic net earnings per
   share-pro forma..........      1.44       1.10        1.37
Diluted net earnings per
   share-as reported........     $1.48      $1.13       $1.39
Diluted net earnings per
   share-pro forma..........      1.42       1.08        1.35

CarMax Group:
Net loss-as reported........    $5,457     $7,763        $266
Net loss-pro forma..........     5,537      7,824         268
Net loss per share-as reported   $0.24      $0.35       $0.01
Net loss per share-pro forma      0.24       0.36        0.01

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                    1999      1998       1997
-------------------------------------------------------------

Circuit City Group:
Expected dividend yield........... 0.4%       0.4%      0.4%
Expected stock volatility.........  33%        33%       33%
Risk-free interest rates..........   6%         6%        6%
Expected lives (in years).........   5          4         4

CarMax Group:
Expected dividend yield...........   -          -         -
Expected stock volatility.........  50%        50%       40%
Risk-free interest rates..........   6%         6%        6%
Expected lives (in years).........   3          3         4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $15 in fiscal 1999, $13 in fiscal 1998 and $8 in fiscal 1997; and for the CarMax Group, $3 in fiscal 1999, $6 in fiscal 1998 and $0.70 in fiscal 1997.

8. NET EARNINGS (LOSS) PER SHARE
Reconciliations of the numerator and denominator of basic and diluted net earnings (loss) per share are presented below:

(Amounts in thousands               Years Ended February 28
except per share data)             1999       1998      1997
-------------------------------------------------------------

Circuit City Group:
Weighted average common
   shares......................    99,152    98,027    97,311
Dilutive potential common shares:
   Options.....................       850       842       889
   Restricted stock............       404       335       272
                                 ----------------------------
Weighted average common shares
   and dilutive potential
   common shares...............   100,406    99,204    98,472
                                 ----------------------------
Income available to common
   shareholders................  $148,381  $112,074  $136,680
                                 ----------------------------
Basic net earnings per share...     $1.50     $1.14     $1.40
                                 ----------------------------
Diluted net earnings per share.     $1.48     $1.13     $1.39
                                 ----------------------------

CarMax Group:
Weighted average common
   shares......................    22,604    22,001    21,860
                                 ----------------------------
Loss available to common
   shareholders................    $5,457    $7,763      $266
                                 ----------------------------
Net loss per share.............     $0.24     $0.35     $0.01
                                 ----------------------------

     Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 1,000,000 shares of Circuit City Stock at $59.00 per share were outstanding and not included in the calculation at the end of fiscal 1999; 1,510,000 shares ranging from $35.47 to $59.00 per share at the end of fiscal 1998; and 1,076,000 shares ranging from $32.25 to $59.00 per share at the end of fiscal 1997.
     The CarMax Group had no diluted net loss per share because the Group had a net loss for the periods presented.

9. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1999 and 1998. Contributions required were $10,306,000 in fiscal 1999, $11,642,000 in fiscal 1998 and $6,603,000 in fiscal
1997. The following tables set forth the Plan's financial status and amounts recognized in the consolidated balance sheets as of February 28:

(Amounts in thousands)                               1999       1998
---------------------------------------------------------------------

Change in benefit obligation:
Benefit obligation at beginning of year..........   $89,124   $70,576
Service cost.....................................    11,004     8,584
Interest cost....................................     6,202     5,260
Actuarial loss...................................     9,526     7,782
Benefits paid....................................    (3,290)   (3,078)
                                                   ------------------
Benefit obligation at end of year................  $112,566   $89,124
                                                   ------------------

Change in plan assets:
Fair value of plan assets at beginning of year...   $84,251   $62,928
Actual return on plan assets.....................     4,411    12,759
Employer contributions...........................    10,306    11,642
Benefits paid....................................    (3,290)   (3,078)
                                                    -----------------
Fair value of plan assets at end of year            $95,678   $84,251
                                                    -----------------

Reconciliation of funded status:
Funded status....................................  $(16,888)  $(4,873)
Unrecognized actuarial loss (gain)...............     9,720    (3,189)
Unrecognized transition asset....................      (606)     (808)
Unrecognized prior service benefit...............      (560)     (665)
                                                   ------------------
Net amount recognized............................   $(8,334)  $(9,535)
                                                   ------------------
                                       40

The components of net pension expense are as follows:

                                    Years Ended February 28
(Amounts in thousands)                1999    1998     1997
------------------------------------------------------------

Service cost......................  $11,004  $8,584   $9,389
Interest cost.....................    6,202   5,260    4,701
Expected return on plan assets....   (7,794) (5,133)  (3,929)
Amortization of prior service cost     (105)   (105)    (105)
Amortization of transitional asset     (202)   (202)    (202)
Recognized actuarial loss.........        -      17    1,240
                                    ------------------------
Net pension expense...............   $9,105  $8,421  $11,094
                                    ------------------------

Assumptions used in the accounting for the pension plan were:

                                          Years Ended February 28
                                            1999    1998    1997
-----------------------------------------------------------------

Weighted average discount rate............   6.8%   7.0%    7.5%
Rate of increase in compensation levels...   5.0%   5.0%    5.5%
Expected rate of return on plan assets....   9.0%   9.0%    9.0%
----------------------------------------------------------------

10. LEASE COMMITMENTS
The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                   Years Ended February 28
(Amounts in thousands)            1999      1998      1997
------------------------------------------------------------

Minimum rentals...............  $302,724  $248,383  $184,618
Rentals based on sales volume.     1,247       730     2,322
Sublease income...............   (20,875)  (12,879)  (11,121)
                                ----------------------------
Net...........................  $283,096  $236,234  $175,819
                                ----------------------------

     The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of most real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of five years to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 1999, were:

                                        Operating   Operating
(Amounts in thousands)         Capital    Lease     Sublease
Fiscal                         Leases  Commitments   Income
------------------------------------------------------------

2000.........................  $1,662    $296,674   $(14,684)
2001.........................   1,681     293,961    (12,817)
2002.........................   1,725     289,553    (11,605)
2003.........................   1,726     285,710    (10,624)
2004.........................   1,768     283,422     (9,123)
After 2004...................  16,464   3,289,107    (55,144)
                              ------------------------------
Total minimum lease
   payments..................  25,026  $4,738,427  $(113,997)
                                       ---------------------
Less amounts representing
   interest..................  12,298
                              -------
Present value of net
   minimum capital lease
   payments [NOTE 5]......... $12,728
                              -------

     In fiscal 1999, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $235,500,000 ($218,768,000 in fiscal 1998 and $201,694,000 in fiscal 1997). The Company does not have continuing involvement under the sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $467,661,000 (4.3 percent of net sales and operating revenues) in fiscal 1999, $400,346,000 (4.5 percent of net sales and operating revenues) in fiscal 1998 and $354,270,000 (4.6 percent of net sales and operating revenues) in fiscal 1997.

12. SECURITIZATIONS
(A) CREDIT CARD SECURITIZATIONS: The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its wholly owned finance operation. Proceeds from securitization transactions were $224.6 million for fiscal 1999, $331.4 million for fiscal 1998 and $551.1 million for fiscal 1997.

     Receivables relating to the securitization facilities consist of the following at February 28:

(Amounts in thousands)                1999           1998
------------------------------------------------------------

Managed receivables..............  $2,957,132     $2,749,793
Receivables/residual interests held
   by the Company:
   For sale......................     (39,948)       (44,622)
   For investment................    (161,996)      (203,921)
                                   -------------------------
Net receivables sold.............  $2,755,188     $2,501,250
                                   -------------------------
Net receivables sold
   with recourse.................    $322,000       $726,000
                                   -------------------------
Program capacity.................  $3,127,000     $3,075,000
                                   -------------------------

     Private-label credit card receivables are financed through securitization programs employing a master trust structure. As of February 28, 1999, this securitization program had a capacity of $1.38 billion. The agreement has no recourse provisions.
     During  fiscal 1998, a bank card master trust  securitization  facility was established and issued two series from the trust. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $322 million of the receivables sold. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs. The Company believes that as of February 28, 1999, no liability existed under these recourse provisions. The bank card securitization program has a total program capacity of $1.75 billion.
     The net gain on sales of receivables totaled $2.3 million for fiscal 1999, $21.8 million for fiscal 1998 and $3.2 million for fiscal 1997. The finance operation's servicing revenue, including gains on sales of receivables, totaled $200.6 million for fiscal 1999, $195.7 million for fiscal 1998 and $197.0 million for fiscal 1997. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $27.3 million at February 28, 1999, $25.0 million at February 28, 1998, and $3.2 million at February 28, 1997, and are included in net accounts receivable. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.
     In determining the fair value of retained interests, the Company estimates future cash flows from finance charge collections, reduced by net defaults, servicing cost and interest cost. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     The private-label card programs, excluding promotional balances, range from 21 percent to 24 percent APR, with default rates varying based on portfolio composition, but generally aggregating from 6 percent to 10 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 9 percent to 12 percent.
     The bank card APRs are based on the prime rate and generally range from 7 percent to 22 percent, with default rates varying by portfolio composition, but generally aggregating from 8 percent to 12 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 5 percent to 8 percent.
     Interest cost paid by the master trusts varies between series and ranges from 5.0 percent to 6.3 percent.

(B) AUTOMOBILE LOAN SECURITIZATION: In fiscal 1996, the Company entered into a securitization agreement to finance the consumer installment credit receivables generated by its automobile loan finance operation. Proceeds from the automobile loan securitization transaction were $271 million during fiscal 1999, $123 million during fiscal 1998 and $58 million during fiscal 1997.
     Receivables relating to the securitization facility consist of the following at February 28:

(Amounts in thousands)                   1999         1998
------------------------------------------------------------

Managed receivables..................  $589,032     $291,294
Receivables held by the Company:
   For sale..........................   (14,690)      (5,816)
   For investment*...................   (35,342)     (17,478)
                                       ---------------------
Net receivables sold.................  $539,000     $268,000
                                       ---------------------
Program capacity.....................  $575,000     $300,000
                                       ---------------------

*Held by a bankruptcy remote special purpose company

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated.
     The net gain on sales of receivables totaled $7.9 million for fiscal 1999, $3.7 million for fiscal 1998 and $3.1 million for fiscal 1997. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $14.7 million at February 28, 1999, $6.8 million at February 28, 1998, and $3.1 million at February 28, 1997, and are included in net accounts receivable. The finance operation's servicing revenue, including gains on sales of receivables, totaled $28.2 million for fiscal 1999, $11.2 million for fiscal 1998 and $8.7 million for fiscal 1997. The servicing fee specified in the auto loan securitization agreement adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.
     In determining the fair value of retained interests, the Company estimates future cash flows from finance charge collections, reduced by net defaults, servicing cost and interest cost. The Company employs a risk-based pricing strategy that increases the stated APR for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.

     The APRs range from 6 percent to 12 percent fixed, with default rates varying based on credit quality, but generally aggregating 0.75 percent to 1.25 percent. Weighted average life of the receivables is expected to be in the 18 month to 20 month range.
     Interest cost depends on the time at which accounts were originated, but is in the range of 5 percent to 7 percent.

13. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The credit card finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest, and the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1999, would result in a loss of $2.2 million and at February 28, 1998, would result in a loss of $1.9 million.
     The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. The Company entered into four 40-month amortizing swaps with notional amounts totaling approximately $162 million during fiscal 1998 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $499 million at February 28, 1999, $224 million at February 28, 1998, and $114 million at February 28, 1997.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

14. COMMITMENTS AND CONTINGENT LIABILITIES
(A) INVESTMENT IN DIVX: In May 1995, the Company agreed to invest $30.0 million in Divx, a partnership that has developed and is marketing a new home digital video system. That commitment was increased to $130.0 million in September 1997. Although that commitment was fulfilled during fiscal 1999, the Company continues to fund the operations of Divx as management continues to explore various financing options. As of February 28, 1999, the Company owned approximately 75 percent of the partnership. The Company has been allocated 100 percent of the losses since inception. The Company allocates its investment in Divx to the Circuit City Group. As of February 28, 1999, the Company had funded approximately $207 million for the operations of Divx.

(B) LICENSING AGREEMENTS: Divx has entered into licensing agreements with motion picture distributors for use of their feature-length films for the Divx system. The Company guarantees Divx's performance under these commitments. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following one to five years. As of February 28, 1999, the minimum compensation due from Divx to the distributors is $101.0 million ($26.0 million in fiscal 2000, $32.0 million in fiscal 2001, $20.5 million in fiscal 2002, $14.5 million in fiscal 2003 and $8.0 million in fiscal
2004).

(C) LEGAL PROCEEDINGS: In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

15. OPERATING SEGMENT INFORMATION The Company conducts business in three operating segments: Circuit City, Divx and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers, major appliances and entertainment software. Divx primarily is engaged in the business of selling specially encrypted

DVD at wholesale. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations such as its finance operation. Financial information for these segments for fiscal 1999, 1998 and 1997 are shown in Table 3.

TABLE 3
------------------------------------------------------------------------------------------------------------------------------

1999
                                                                                                                      Total
(Amounts in thousands)                                   Circuit City        Divx        CarMax       Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers......................... $9,335,298        $2,851     $1,466,298           $-     $10,804,447
Intersegment revenues....................................      8,872         6,830              -      (15,702)              -
Interest expense.........................................     21,926             -          6,393            -          28,319
Depreciation and amortization............................    119,724        10,566         10,003            -         140,293
Earnings (loss) before income taxes......................    379,630      (110,558)       (38,549)           -         230,523
Provision for income taxes (income tax benefit)..........    144,646       (42,012)       (15,035)           -          87,599
Net earnings (loss)......................................    234,984       (68,546)       (23,514)           -         142,924
Total assets............................................. $2,813,635       $60,433       $571,198           $-      $3,445,266

1998
                                                                                                                      Total
(Amounts in thousands)                                   Circuit City        Divx        CarMax       Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers......................... $7,996,591            $-       $874,206           $-      $8,870,797
Interest expense.........................................     25,072             -          1,789            -          26,861
Depreciation and amortization............................    110,282         1,467          4,577            -         116,326
Earnings (loss) before income taxes......................    257,632       (33,284)       (56,104)           -         168,244
Provision for income taxes (income tax benefit)..........     98,462       (12,648)       (21,881)           -          63,933
Net earnings (loss)......................................    159,170       (20,636)       (34,223)           -         104,311
Total assets............................................. $2,752,402       $30,977       $448,322           $-      $3,231,701

1997
                                                                                                                      Total
(Amounts in thousands)                                   Circuit City        Divx        CarMax       Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers......................... $7,153,562            $-       $510,249           $-      $7,663,811
Interest expense.........................................     23,503             -          6,279            -          29,782
Depreciation and amortization............................     97,006           307          1,664            -          98,977
Earnings (loss) before income taxes......................    248,567       (12,614)       (15,929)           -         220,024
Provision for income taxes (income tax benefit)..........     95,014        (4,793)        (6,611)           -          83,610
Net earnings (loss)......................................    153,553        (7,821)        (9,318)           -         136,414
Total assets............................................. $2,699,907        $4,692       $427,187     $(50,613)     $3,081,173


Net earnings (loss) and total assets for Circuit City exclude the Inter-Group Interest in the CarMax Group.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands    First Quarter         Second Quarter        Third Quarter        Fourth Quarter              Year
except per share data)  1999       1998       1999       1998       1999       1998       1999       1998       1999        1998
-----------------------------------------------------------------------------------------------------------------------------------

Net sales and operating
   revenues..........$2,271,090 $1,856,904 $2,517,154 $2,020,572 $2,612,896 $2,144,219 $3,403,307 $2,849,102 $10,804,447 $8,870,797
                     --------------------------------------------------------------------------------------------------------------
Gross profit.........  $504,514   $418,278   $571,672   $472,429   $592,105   $481,753   $776,728   $671,204  $2,445,019 $2,043,664
                     --------------------------------------------------------------------------------------------------------------
Net earnings (loss)
   attributed to:
   Circuit City Stock   $13,269    $12,749    $32,147    $27,879    $15,945    $14,012    $87,020    $57,434    $148,381   $112,074
                     --------------------------------------------------------------------------------------------------------------
   CarMax Stock......     $(736)     $(275)     $(685)     $(393)   $(1,701)   $(2,075)   $(2,335)   $(5,020)    $(5,457)   $(7,763)
                     --------------------------------------------------------------------------------------------------------------
Net earnings (loss)
   per share:
   Circuit City Stock:
      Basic..........     $0.13      $0.13      $0.32      $0.28      $0.16      $0.14      $0.87      $0.58       $1.50      $1.14
                     --------------------------------------------------------------------------------------------------------------
      Diluted........     $0.13      $0.13      $0.32      $0.28      $0.16      $0.14      $0.86      $0.58       $1.48      $1.13
                     --------------------------------------------------------------------------------------------------------------
   CarMax Stock......    $(0.03)    $(0.01)    $(0.03)    $(0.02)    $(0.07)    $(0.09)    $(0.10)    $(0.23)     $(0.24)    $(0.35)
                     --------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 1999 and 1998 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1999 in conformity with generally accepted accounting principles.

/s/KPMG LLP
Richmond, Virginia
April 2, 1999

CIRCUIT CITY GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, shareholders of Circuit City Stores, Inc. approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

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

RESULTS OF OPERATIONS
Sales Growth
Total sales for the Circuit City Group increased 17 percent in fiscal 1999 to $9.34 billion. In fiscal 1998, total sales were $8.00 billion, a 12 percent increase from $7.15 billion in fiscal 1997.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR

                                Circuit City Group
                                ------------------

Fiscal                          Total   Comparable   Industry*
--------------------------------------------------------------

1999...........................   17%        8 %         5 %
1998...........................   12%       (1)%        (3)%
1997...........................    6%       (8)%        (8)%
1996...........................   23%        5 %         6 %
1995...........................   34%       15 %        11 %

* The industry sales rates are derived from Electronic Industries Alliance, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales.

     The fiscal 1999 total sales increase reflects an 8 percent comparable store sales increase, which was in part caused by an acceleration in industry growth, and the continued geographic expansion of the Group's Circuit City Superstores. In fiscal 1999, the Group opened 37 Superstores. The Group entered a number of one- and two-store markets; added stores to existing markets, including the New York metropolitan market that was entered in fiscal 1998; replaced three Superstores; and closed two consumer electronics-only stores. In addition, the Group remodeled 30 stores to reflect its most recent merchandising initiatives.
     The Group operates four Circuit City Superstore formats with square footage and merchandise assortments tailored to volume expectations for specific trade areas. The "D" format serves the most populous trade areas. At the end of fiscal 1999, selling space for the "D" format stores averaged about 23,000 square feet and total square footage for all "D" stores averaged 43,042. The "C" format constitutes the largest percentage of the store base. At the end of fiscal 1999, selling space in the "C" format stores averaged about 15,000 square feet with total square footage for all "C" stores averaging 34,036. The "B" format often is located in smaller markets or in smaller trade areas within larger metropolitan markets. At the end of fiscal 1999, selling space in these stores averaged approximately 12,500 square feet with an average total square footage of 26,651. The "B" stores offer a broad merchandise assortment that maximizes return on investment in lower volume areas. The "A" format serves the least populated trade areas. Selling space for all "A" stores averaged approximately 9,500 square feet at the end of fiscal 1999, and total square footage averaged 19,558. These stores feature a layout, staffing level and merchandise assortment that creates high productivity in the smallest markets.
     The Group also operates 48 mall-based Circuit City Express stores. These stores are located in regional malls and are approximately 2,000 to 3,000 square feet in size.

STORE MIX

                                Retail Units at Year-End
-------------------------------------------------------------

Fiscal                    1999    1998    1997   1996    1995
-------------------------------------------------------------

Superstore
   "D" Superstore........  118    114      95      61      12
   "C" Superstore........  294    289     278     259     257
   "B" Superstore........   82     72      54      46      37
   "A" Superstore........   43     25      16      12       6
Electronics-Only.........    2      4       5       5       5
Circuit City Express.....   48     52      45      36      35
                           ----------------------------------
Total....................  587    556     493     419     352
                           ----------------------------------

     Industry sales in Circuit City's retail segments have varied significantly over the past five years, resulting in wide variations in the Group's sales growth. Geographic expansion and the addition of product categories such as personal computers were the primary contributors to the Circuit City Group's total sales growth early in the period. From mid-fiscal 1996 through fiscal 1998, a lack of significant product introductions resulted in lower average retails and weak sales throughout the industry. In fiscal 1999, the industry began to emerge from this period of declining sales. For Circuit City, the fiscal 1999 sales reflected strong sales across all major categories with especially strong sales in personal computers and in new high technology areas such as DIRECTV; wireless communications; DVD players, especially players with the Divx feature; and digital camcorders. The continued Superstore additions also contributed to the total sales growth.
     The industry weakness in fiscal 1997 and 1998 resulted in a highly competitive climate, and a significant number of regional competitors closed stores. Despite the improvement in fiscal

1999, the consumer electronics industry remains highly competitive. Circuit City's primary competitors are large specialty, discount or warehouse retailers with generally lower levels of service. Because of Circuit City's long history of providing exceptional customer service, management believes that the Circuit City locations can continue to maintain share in existing markets and build comparable shares in new markets.

SALES BY MERCHANDISE CATEGORIES

Fiscal                  1999     1998    1997    1996    1995
-------------------------------------------------------------

TV....................   18%      18%     18%     17%     19%
VCR/Camcorders........   13%      13%     14%     13%     14%
Audio.................   16%      17%     18%     19%     22%
Home Office...........   27%      25%     24%     26%     20%
Appliance.............   15%      15%     15%     14%     15%
Other.................   11%      12%     11%     11%     10%
                        -------------------------------------
Total.................  100%     100%    100%    100%    100%
                        -------------------------------------

     The Group sells two extended warranty programs on behalf of unrelated third parties that issue these plans for merchandise sold by the Group and other retailers. These third-party programs are sold in most major markets. In states where third-party warranty sales are not permitted, the Group sells a Circuit City extended warranty. Gross dollar sales from all extended warranty programs were 5.4 percent of the Group's total sales in fiscal year 1999, compared with
5.5 percent in fiscal 1998 and 6.0 percent in fiscal 1997. The lower percentages in fiscal years 1999 and 1998 reflect the impact of lower average retail prices on consumer demand for the related warranties in many categories and increased sales of some products that carry lower warranty penetration rates. Total extended warranty revenue, which is reported in the Group's total sales, was 4.6 percent of sales in fiscal years 1999 and 1998 and 5.1 percent of sales in fiscal year 1997. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 4.1 percent of the Group's total sales in fiscal year 1999 and 3.6 percent of the Group's total sales in fiscal years 1998 and 1997. The fiscal 1999 increase in third-party extended warranty revenue reflects the conversion of stores in 10 states to third-party warranty sales in June 1998.

SUPERSTORE SALES PER TOTAL SQUARE FOOT

Fiscal
-------------------------------------------------------------

1999...................................................  $514
1998...................................................  $478
1997...................................................  $499
1996...................................................  $577
1995...................................................  $584

SUPERSTORE SALES PER TOTAL SQUARE FOOT. Over the last five years, the Group has significantly increased the percentage of store square footage devoted to selling space. In fiscal 1995, the Group introduced the larger format "D" stores in some markets. These stores are intended to generate high sales volumes in specific trade areas but lower sales per total square foot than smaller Superstores. These stores and the declines in comparable store sales produced lower Superstore sales per total square foot in the period from fiscal 1996 through fiscal 1998. The fiscal 1999 sales per square foot increase primarily reflects the comparable store sales increase.

IMPACT OF INFLATION. Inflation has not been a significant contributor to the Group's results. In fact, during the past two years, the average retail price has declined in virtually all of the Group's product categories. Although new product introductions could help reverse this trend in selected areas, management expects no significant short-term change overall. Because the Group purchases substantially all products in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

Digital Video Express
Digital Video Express has developed and is marketing a new digital video system for watching movies at home. Circuit City Stores, Inc. holds the majority interest in the business. The remaining interest is held by the prominent Los Angeles law firm Ziffren, Brittenham, Branca & Fischer. The Company's investment in Divx is allocated to the Circuit City Group. Through the end of fiscal 1999, the Company had invested $207 million in Divx, $120 million of which was invested in fiscal 1999. The investment in Divx impacts the Circuit City Group's gross profit margin and selling, general and administrative expense ratio.

Cost of Sales, Buying and Warehousing
The gross profit margin was 24.3 percent of sales in fiscal 1999, 24.6 percent in fiscal 1998 and 24.0 percent in fiscal 1997. The lower gross margin in fiscal 1999 reflects the strength of the personal computer business, which carries lower gross margins; the continued highly competitive price environment for the Circuit City business; and costs associated with Divx. Better inventory management and increased sales of new technologies and more fully featured products partly offset these factors. The Group gradually has reduced its assortment in a variety of product categories to more closely match consumer demand and has carefully managed product transitions, especially in the personal computer business. As a result, mark-downs have decreased, reducing their impact on the gross margin. Excluding Divx, the gross margin for the Circuit City business was 24.4 percent of sales in fiscal 1999. Because Divx was not selling any product in fiscal 1998 and fiscal 1997, it had no impact on gross margins in those periods.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 21.2 percent of sales in fiscal 1999 compared with 21.5 percent in fiscal 1998 and 20.4 percent in fiscal 1997. The improved ratio in fiscal 1999 primarily reflects the expense leverage gained from the comparable store sales increase, partly offset by selling, general and administrative expenses related to Divx. Operating profits generated by the Group's finance operation are recorded as a reduction to the selling, general and administrative expenses. Excluding Divx, the expense ratio for the Circuit City business was 20.1 percent in fiscal 1999, 21.1 percent in fiscal 1998 and 20.2 percent in fiscal 1997.

Interest Expense
Interest expense was 0.2 percent of sales in fiscal 1999 and 0.3 percent of sales in fiscal 1998 and 1997. Interest expense was incurred on allocated debt used to fund store expansion, working capital and the investment in Divx.

Income Taxes
The Group's effective income tax rate was 38.1 percent in fiscal year 1999, 38.3 percent in fiscal year 1998 and 38.2 percent in fiscal 1997. The shifts in the tax rate reflect the state tax impact of variations in taxable income produced by the Group's separate legal operating entities.

Earnings before the Inter-Group Interest in the CarMax Group
Earnings before the Inter-Group Interest in the CarMax Group increased 20 percent to $166.4 million in fiscal 1999. In fiscal 1998, earnings before the Inter-Group Interest in the CarMax Group were $138.5 million, a 5 percent decrease from $145.7 million in fiscal 1997. The results for all three years include the Company's investment in Digital Video Express. Excluding the Company's investment in Divx, earnings for the Circuit City Group before the Inter-Group Interest in the CarMax Group increased 48 percent to $235.0 million in fiscal 1999 compared with $159.2 million in fiscal 1998 and $153.6 million in fiscal 1997.

Net Loss Related to the Inter-Group Interest in the CarMax Group
The CarMax Group has incurred losses since its startup in fiscal 1994. The net loss attributed to the Circuit City Group's Inter-Group Interest in the CarMax Group was $18.1 million in fiscal 1999, $26.5 million in fiscal 1998 and $9.1 million in fiscal 1997.

Net Earnings
Net earnings for the Circuit City Group were $148.4 million in fiscal 1999, $112.1 million in fiscal 1998 and $136.7 million in fiscal 1997. Net earnings per share were $1.48 in fiscal 1999, $1.13 in fiscal 1998 and $1.39 in fiscal 1997. The improved results in fiscal 1999 primarily reflect the renewed strength in the Company's Circuit City business, which was partly offset by the increased investment in Divx and the losses incurred by the CarMax Group. The lower earnings in fiscal year 1998 compared with fiscal year 1997 reflect the challenging industry environment faced by the Circuit City business at that time, the Company's higher investment in Digital Video Express and increased losses incurred by the CarMax Group.

Operations Outlook
Management expects that industry growth will be the primary contributor to sales and earnings growth for the Circuit City business during the coming decade. Management anticipates that growth in the household penetration of products such as DIRECTV, wireless communications, digital camcorders, DVD players and personal computers will be the major contributors to this growth. Management also believes that the introductions of digital and high-definition televisions and multi-functional set top boxes will help drive industry sales to new levels. Management expects to focus its attention on maximizing store volumes in the existing Circuit City Superstores. These efforts will include the remodeling of approximately 50 Superstores in fiscal 2000 to include the Group's new merchandising initiatives.
     Circuit City has established its presence in virtually all of the nation's top 100 markets and will continue adding to the existing store base as attractive market opportunities arise. Management believes that the Group has the opportunity to operate approximately 800 Superstores within the United States. In fiscal 2000, the Group will continue to expand its Superstore concept into new trade areas, adding approximately 35 stores that are either new-market entries or fill-in locations in existing Circuit City markets, including approximately seven additional stores in the New York metropolitan area. Management anticipates that the industry's growth, ongoing expansion and continued strong operating controls will enable the Circuit City business to generate earnings growth of 20 percent to 25 percent in fiscal 2000.
     Management continues to be encouraged by the long-term profit potential of the Company's investment in Digital Video Express. The early sales results exceeded management's expectations, as DVD players with the Divx feature captured a 20 percent to 25 percent share of DVD player sales during the last quarter of the fiscal year. Titles are available from major studios. Divx expects eight player brands to be available in calendar 1999. At February 28, 1999, approximately 370 titles were available on Divx discs and Divx plans to add 30 to 40 titles each month in fiscal 2000. Management remains in active discussions with potential financing and distribution partners for Divx and is optimistic that the Company will complete one or more transactions in fiscal 2000. However, in the event that additional financing is not obtained, management does not expect the costs associated with Divx in fiscal 2000 to exceed those incurred in fiscal 1999.
     Management expects that CarMax's financial performance will improve to a modest loss or to break-even in fiscal 2000. The CarMax results will be partly reflected in the Circuit City Group's Inter-Group Interest.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 1999, net cash provided by operating activities was $336.2 million compared with $280.7 million provided by operating activities in fiscal 1998 and $39.7 million provided by operating activities in fiscal 1997. The fiscal 1999 increase primarily reflects a decrease in net accounts receivable and the improvement in net earnings for the Circuit City business, partly offset by the higher investment in Digital Video Express. The fiscal 1998 increase reflects a reduction in inventory, a smaller increase in net accounts receivable and a slight earnings increase for the Circuit City business, partly offset by the investment in Digital Video Express.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the Circuit City Group consists of (1) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (2) a portion of the Company's debt that is allocated between the Groups. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group payables or receivables on the financial statements of each Group. During fiscal 1998, an inter-group note was issued by the Circuit City Group on behalf of the CarMax Group as a temporary financing vehicle for CarMax inventory. At the end of fiscal 1999 and 1998, the Circuit City Group maintained no inter-group notes, payables or receivables with the CarMax Group. At February 28, 1997, the Circuit City Group had an inter-group payable totaling $48.1 million.
     Capital expenditures for the Circuit City Group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. Capital expenditures of $228.7 million during fiscal 1999 primarily reflect Superstores opened or remodeled during the fiscal year and a portion of the Superstores opening in fiscal 2000. Sale-leaseback and landlord reimbursement transactions completed in fiscal 1999 totaled $134.3 million. Capital expenditures of $353.8 million in fiscal 1998 and $451.6 million in fiscal 1997 largely were incurred in connection with the Superstore expansion program. Sale-leaseback and landlord reimbursement transactions were $199.0 million in fiscal 1998 and $316.3 million in fiscal 1997.
     The Group's finance operation primarily funds its credit card programs through securitization transactions that allow the operation to sell its receivables while retaining a small interest in them. For its private-label credit card, the finance operation has a master trust securitization facility that allows the transfer of up to $1.38 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.75 billion in receivables related to the operation's bankcard programs. Securitized receivables totaled $2.76 billion at February 28, 1999. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing retained. Management expects that both securitization programs can be expanded to accommodate future receivables growth.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. At the end of fiscal 1999, the Circuit City Group retained a 76.6 percent interest in the equity of the CarMax Group. As of February 28, 1999, the Circuit City Group's equity in the CarMax Group was $260.8 million.
     Management believes that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores, Inc. debt allocated to the Circuit City Group, equity issuances and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business. In fiscal 2000, the Group anticipates capital expenditures of approximately $265 million, primarily related to the Circuit City business.
     Management remains in discussions with potential financing partners for Divx, but has not obtained any acceptable commitments to date. The Company has provided guarantees relating to licensing agreements with motion picture distributors for use of their films by the Divx system. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following one to five years.

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of the Group's finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Group's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.
     Interest rates charged on the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28 had the following APR structure:

(Amounts in millions)                       1999        1998
-------------------------------------------------------------

Indexed to prime rate....................  $2,714      $2,523
Fixed APR................................     243         227
                                           ------------------
Total....................................  $2,957      $2,750
                                           ------------------

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 28, financings were as follows:

(Amounts in millions)                       1999        1998
-------------------------------------------------------------

Floating-rate (including synthetic
   alteration) securitizations...........  $2,568      $2,211
Fixed-rate securitizations...............     187         290
Held by the Company:
   For investment........................     162         204
   For sale..............................      40          45
                                           ------------------
Total....................................  $2,957      $2,750
                                           ------------------

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 1999 or 1998. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, the Company expects to experience relatively little impact as interest rates fluctuate in the future. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2000 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

CIRCUIT CITY GROUP STATEMENTS OF EARNINGS

                                                                                   Years Ended February 28
(Amounts in thousands except per share data)                      1999        %         1998         %         1997        %
------------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES..............................$9,338,149   100.0     $7,996,591   100.0    $7,153,562    100.0

Cost of sales, buying and warehousing......................... 7,065,396    75.7      6,026,434    75.4     5,435,923     76.0
                                                              ----------------------------------------------------------------
GROSS PROFIT.................................................. 2,272,753    24.3      1,970,157    24.6     1,717,639     24.0
                                                              ----------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 3 AND 11].................................. 1,981,755    21.2      1,720,737    21.5     1,458,183     20.4
Interest expense [NOTES 3 AND 5]..............................    21,926     0.2         25,072     0.3        23,503      0.3
                                                              ----------------------------------------------------------------
TOTAL EXPENSES................................................ 2,003,681    21.4      1,745,809    21.8     1,481,686     20.7
                                                              ----------------------------------------------------------------
Earnings before income taxes and Inter-Group
   Interest in the CarMax Group...............................   269,072     2.9        224,348     2.8       235,953      3.3
Provision for income taxes [NOTES 3 AND 6]....................   102,634     1.1         85,814     1.1        90,221      1.3
                                                              ----------------------------------------------------------------
EARNINGS BEFORE INTER-GROUP INTEREST
   IN THE CARMAX GROUP........................................   166,438     1.8        138,534     1.7       145,732      2.0

Net loss related to Inter-Group Interest in the
   CarMax Group [NOTES 1 AND 2]...............................    18,057     0.2         26,460     0.3         9,052      0.1
                                                              ----------------------------------------------------------------
NET EARNINGS..................................................  $148,381     1.6       $112,074     1.4      $136,680      1.9
                                                              ----------------------------------------------------------------
Weighted average common shares [NOTES 2 AND 8]:

   Basic......................................................    99,152                 98,027                97,311
                                                              ----------             ----------            ----------
   Diluted....................................................   100,406                 99,204                98,472
                                                              ----------             ----------            ----------
NET EARNINGS PER SHARE [NOTES 2 AND 8]:

   Basic......................................................     $1.50                  $1.14                 $1.40
                                                              ----------             ----------            ----------
   Diluted....................................................     $1.48                  $1.13                 $1.39
                                                              ----------             ----------            ----------
See accompanying notes to group financial statements.

                                       50

CIRCUIT CITY GROUP BALANCE SHEETS

                                                                                                      At February 28
(Amounts in thousands)                                                                         1999                    1998
------------------------------------------------------------------------------------------------------------------------------


ASSETS

   CURRENT ASSETS:

   Cash and cash equivalents...............................................................   $248,201                 $90,200
   Net accounts receivable [NOTE 12].......................................................    476,952                 537,169
   Merchandise inventory...................................................................  1,292,215               1,266,575
   Prepaid expenses and other current assets...............................................     36,024                  19,798
                                                                                            ----------------------------------
   TOTAL CURRENT ASSETS....................................................................  2,053,392               1,913,742

   Property and equipment, net [NOTES 4 AND 5].............................................    801,827                 834,347
   Inter-Group Interest in the CarMax Group [NOTE 2].......................................    260,758                 278,239
   Other assets............................................................................     18,849                  35,290
                                                                                            ----------------------------------
   TOTAL ASSETS............................................................................ $3,134,826              $3,061,618
                                                                                            ----------------------------------

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:

   Current installments of long-term debt [NOTES 5 AND 10].................................     $1,457                  $1,301
   Accounts payable........................................................................    739,895                 714,171
   Short-term debt [NOTE 5]................................................................      3,411                   5,591
   Accrued expenses and other current liabilities..........................................    135,029                 129,198
   Deferred income taxes [NOTE 6]..........................................................      2,090                       -
                                                                                            ----------------------------------
   TOTAL CURRENT LIABILITIES...............................................................    881,882                 850,261

   Long-term debt, excluding current installments [NOTES 5 AND 10].........................    286,865                 396,906
   Deferred revenue and other liabilities..................................................    107,070                 139,841
   Deferred income taxes [NOTE 6]..........................................................     33,536                  26,278
                                                                                            ----------------------------------
   TOTAL LIABILITIES.......................................................................  1,309,353               1,413,286

   GROUP EQUITY............................................................................  1,825,473               1,648,332
                                                                                            ----------------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 14 AND 15]

   TOTAL LIABILITIES AND GROUP EQUITY...................................................... $3,134,826              $3,061,618
                                                                                            ----------------------------------

See accompanying notes to group financial statements.

                                       51



CIRCUIT CITY GROUP STATEMENTS OF CASH FLOWS

                                                                                          Years Ended February 28
(Amounts in thousands)                                                         1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:

   Net earnings............................................................  $148,381            $112,074            $136,680
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
      Net loss related to Inter-Group Interest in the CarMax Group.........    18,057              26,460               9,052
      Depreciation and amortization........................................   130,290             111,749              97,313
      Loss (gain) on sales of property and equipment.......................     3,087               2,593              (1,540)
      Provision for deferred income taxes..................................     9,348              16,919              19,307
      Decrease in deferred revenue and other liabilities...................   (32,771)            (23,859)            (48,863)
      Decrease (increase) in net accounts receivable.......................    60,217             (33,545)           (195,791)
      (Increase) decrease in merchandise inventory, prepaid expenses
         and other current assets..........................................   (41,866)             34,441             (42,676)
      Decrease (increase) in other assets..................................     9,941              (5,032)            (14,178)
      Increase in accounts payable, accrued expenses and
         other current liabilities.........................................    31,555              38,907              80,373
                                                                             ------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES...............................   336,239             280,707              39,677
                                                                             ------------------------------------------------

INVESTING ACTIVITIES:

   Purchases of property and equipment.....................................  (228,672)           (353,800)           (451,561)
   Proceeds from sales of property and equipment...........................   134,315             199,028             316,276
                                                                             ------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES...................................   (94,357)           (154,772)           (135,285)
                                                                             ------------------------------------------------

FINANCING ACTIVITIES:

   (Decrease) increase in allocated short-term debt, net...................    (2,180)              5,244             (73,690)
   (Decrease) increase in inter-group payable..............................         -             (48,147)             48,147
   (Decrease) increase in allocated long-term debt, net....................  (109,885)            (33,573)            109,702
   Equity issuances, net...................................................    42,165              22,311              15,385
   Dividends paid..........................................................   (13,981)            (13,792)            (13,199)
                                                                             ------------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.....................   (83,881)            (67,957)             86,345
                                                                             ------------------------------------------------
Increase (decrease) in cash and cash equivalents...........................   158,001              57,978              (9,263)
Cash and cash equivalents at beginning of year.............................    90,200              32,222              41,485
                                                                             ------------------------------------------------
Cash and cash equivalents at end of year...................................  $248,201             $90,200             $32,222
                                                                             ------------------------------------------------

See accompanying notes to group financial statements.

                                       52


CIRCUIT CITY GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------


BALANCE AT MARCH 1, 1996.......................................................................................... $1,063,921
                                                                                                                   ----------
   Net earnings...................................................................................................    136,680
   Equity issuances, net..........................................................................................     15,385
   Cash dividends.................................................................................................    (13,199)
   Inter-Group Interest adjustment resulting from the offering [NOTE 2]...........................................    323,910
                                                                                                                   ----------
BALANCE AT FEBRUARY 28, 1997......................................................................................  1,526,697
                                                                                                                   ----------
   Net earnings...................................................................................................    112,074
   Equity issuances, net..........................................................................................     22,311
   Cash dividends.................................................................................................    (13,792)
   Inter-Group Interest adjustment [NOTE 2].......................................................................      1,042
                                                                                                                   ----------
BALANCE AT FEBRUARY 28, 1998......................................................................................  1,648,332
                                                                                                                   ----------
   Net earnings...................................................................................................    148,381
   Equity issuances, net..........................................................................................     42,165
   Cash dividends.................................................................................................    (13,981)
   Inter-Group Interest adjustment [NOTE 2].......................................................................        576
                                                                                                                   ----------
BALANCE AT FEBRUARY 28, 1999...................................................................................... $1,825,473
                                                                                                                   ----------

See accompanying notes to group financial statements.

                                       53


NOTES TO CIRCUIT CITY GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 76.6 percent interest in the CarMax Group at February 28, 1999, a 77.3 percent interest at February 28, 1998, and a 77.5 percent interest at February 28, 1997.
     The Circuit City Group financial statements give effect to the management and allocation policies adopted by the board of directors as described under "Corporate Activities." The Circuit City Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical financial position, results of operations and cash flows of the Circuit City Group, (ii) an allocated portion of the Company's cash equivalents and debt, including the related effects upon results of operations and cash flows, (iii) an allocated portion of the Company's corporate general and administrative costs and (iv) the Inter-Group Interest held by the Circuit City Group in the CarMax Group.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Stock and holders of CarMax Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Circuit City Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the CarMax Group financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) CASH AND CASH EQUIVALENTS: Allocated cash equivalents of $201,379,000 at February 28, 1999, and $55,215,000 at February 28, 1998, consist of highly liquid debt securities with original maturities of three months or less.

(B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: The Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1999 and 1998, cost approximates fair value.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the Circuit City Group. The carrying value of the Circuit City Group's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Circuit City Group does not anticipate material loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

(D) MERCHANDISE INVENTORY: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.

(E) PREPAID ROYALTIES AND EXECUTION FEES: Prepaid royalties represent fixed minimum advance payments made to licensors for digital video disc distribution rights. Divx retains a licensor's share of distribution revenues until the share equals the advance paid to the licensor. Thereafter, any excess distribution revenue is paid to the licensor. Prepaid royalties are charged to operations as revenues are earned. Execution fees are one-time payments made to licensors at the time the related licensing agreements are executed and are amortized over the shorter of the initial terms of the licensing agreements or five years. Both the prepaid royalties and execution fees are stated at the lower of amortized cost or estimated net realizable value on a license-agreement basis.

(F) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.

     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(G) COMPUTER SOFTWARE COSTS: Effective March 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of the SOP have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(H) PRE-OPENING EXPENSES: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(I) INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(J) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

(K) INTER-GROUP INTEREST: Prior to the offering, the Circuit City Group held a 100 percent Inter-Group Interest in the CarMax Group. The Circuit City Group held a 76.6 percent Inter-Group Interest in the CarMax Group at February 28, 1999, a 77.3 percent Inter-Group Interest at February 28, 1998, and a 77.5 percent Inter-Group Interest at February 28, 1997. For purposes of these group financial statements, the Circuit City Group accounts for the Inter-Group Interest in a manner similar to the equity method of accounting. Accordingly, the Circuit City Group's Inter-Group Interest in the Company's equity value that is attributed to the CarMax Group is reflected as "Inter-Group Interest in the CarMax Group" on the Circuit City Group balance sheets. Similarly, the net losses of the CarMax Group attributed to the Circuit City Group's Inter-Group Interest are reflected as "Net loss related to Inter-Group Interest in the CarMax Group" on the Circuit City Group statements of earnings. All amounts corresponding to the Circuit City Group's Inter-Group Interest in the CarMax Group in these group financial statements represent the Circuit City Group's proportional interest in the businesses, assets and liabilities and income and expenses of the CarMax Group.
     The carrying value of the Circuit City Group's Inter-Group Interest in the CarMax Group has been decreased proportionally for the net loss of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Stock, an amount that is proportionate to the aggregate amount paid in respect to shares of CarMax Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its Inter-Group Interest and would reduce the related book value.

(L) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.

(M) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(N) NET EARNINGS PER SHARE: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period earnings per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Basic net earnings per share is computed by dividing net earnings attributed to Circuit City Stock, including the Circuit City Group's 100 percent interest in the losses of the CarMax Group for periods prior to the offering and the Circuit City Group's retained interest in the CarMax Group subsequent to the offering, by the weighted average number of common shares outstanding. Diluted net earnings per share is computed by dividing net earnings attributed to Circuit City Stock, which includes the Circuit City Group's retained interest in CarMax, by the weighted average number of common shares outstanding and dilutive potential common shares.

(O) STOCK-BASED COMPENSATION: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(P) DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(Q) RISKS AND UNCERTAINTIES: Circuit City is a leading national retailer of brand-name consumer electronics, personal computers, major appliances and entertainment software. The diversity of Circuit City's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on Circuit City's operating results.
     Because of the Company's investment in Divx, the Circuit City Group is subject to additional risks and uncertainties. Divx was formed to develop and launch an enhancement for DVD players that provides significant copyright protection for movies released on Divx digital discs and sets a new standard for home video convenience. While management believes this product will gain widespread acceptance, there is no assurance that Divx ever will achieve significant sales of such product. Other risks include limited operating history, no assurance of successful operations, early state of market development, acquiring and maintaining licensing and manufacturing agreements, minimum compensation requirements under studio license agreements, competition from substitute products and services, rapid technological change, dependence on key personnel and vendors, development or assertions by or against Divx relating to intellectual property rights, and the uncertainty of availability of additional financing.
     Because of the Inter-Group Interest, the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, due to the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Circuit City Group.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(R) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1999.

3. CORPORATE ACTIVITIES
The Circuit City Group's financial statements reflect the application of the management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the Circuit City Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the Circuit City Group and (ii) a portion of the Company's cash equivalents that are allocated between the Groups. Allocated debt of the Circuit City Group consists of (i) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.

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

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                     1999        1998
-------------------------------------------------------------

Land and buildings (20 to 25 years)..     $59,823    $109,115
Construction in progress.............     103,309      97,980
Furniture, fixtures and equipment
   (3 to 8 years)....................     654,156     584,110
Leasehold improvements
   (10 to 15 years)..................     534,015     478,679
Capital leases, primarily buildings
   (20 years)........................      12,471      12,471
                                        ---------------------
                                        1,363,774   1,282,355
Less accumulated depreciation and
   amortization......................     561,947     448,008
                                        ---------------------
Property and equipment, net..........    $801,827    $834,347
                                        ---------------------

5. DEBT
Long-term debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)                       1999      1998
-------------------------------------------------------------

Term loans...............................  $405,000  $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest ranging
   from 5.0% to 7.0%.....................     6,564     7,665
Obligations under capital leases [NOTE 10]   12,728    12,928
Note payable.............................     5,000         -
                                           ------------------
Total long-term debt.....................   429,292   425,593
Less current installments................     2,707     1,301
                                           ------------------
Long-term debt, excluding
   current installments..................  $426,585  $424,292
                                           ------------------
Portion of long-term debt allocated
   to the Circuit City Group.............  $288,322  $398,207
                                           ------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1999, the interest rate on the term loan was 5.76 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.67 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.29 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 1999 or 1998.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $10,740,000 at February 28, 1999, and $10,879,000 at February 28, 1998.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1999 and 1998.
     Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                         Years Ended February 28
(Amounts in thousands)                       1999      1998
----------------------------------------------------------------

Average short-term debt outstanding......   $54,505   $48,254
                                           ------------------
Maximum short-term debt outstanding......  $463,000  $414,000
                                           ------------------
Aggregate committed lines of credit......  $370,000  $410,000
                                           ------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.1 percent during fiscal 1999, 5.7 percent during fiscal 1998 and 5.4 percent during fiscal 1997.
     Interest expense allocated by the Company to the Circuit City Group, excluding interest capitalized, was $21,926,000 in fiscal 1999, $25,072,000 in fiscal 1998 and $23,503,000 in fiscal 1997. The Circuit City Group capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. In fiscal 1999, interest capitalized amounted to $2,749,000 ($4,759,000 in fiscal 1998 and $6,072,000 in fiscal
1997).

6. INCOME TAXES
The components of the provision for income taxes on earnings before income taxes and Inter-Group Interest in the CarMax Group are as follows:

                                     Years Ended February 28
(Amounts in thousands)                1999     1998     1997
-------------------------------------------------------------

Current:
   Federal.......................   $82,907  $63,576  $62,649
   State.........................    10,379    5,319    8,265
                                   --------------------------
                                     93,286   68,895   70,914
                                   --------------------------
Deferred:
   Federal.......................     9,068   14,060   18,150
   State.........................       280    2,859    1,157
                                   --------------------------
                                      9,348   16,919   19,307
                                   --------------------------
Provision for income taxes.......  $102,634  $85,814  $90,221
                                   --------------------------

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                      Years Ended February 28
                                       1999     1998     1997
                                      -----------------------

Federal statutory income
   tax rate......................     35.0%    35.0%    35.0%
State and local income taxes,
   net of Federal benefit........      3.1      3.3      3.2
                                      ----------------------

Effective income tax rate........     38.1%    38.3%    38.2%
                                      ----------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1999 and 1998 are as follows:

(Amounts in thousands)                         1999     1998
-------------------------------------------------------------

Deferred tax assets:
   Deferred revenue........................   $8,202   $1,129
   Inventory capitalization................    7,198    7,783
   Accrued expenses........................   24,110   36,448
   Other...................................    5,246    3,638
                                             ----------------
      Total gross deferred tax assets......   44,756   48,998
                                             ----------------
Deferred tax liabilities:
   Depreciation and amortization...........   43,600   43,630
   Gain on sales of receivables............   10,337    9,489
   Other prepaid expenses..................   12,062   10,569
   Other...................................   14,383   11,588
                                             ----------------
      Total gross deferred tax liabilities.   80,382   75,276
                                             ----------------
Net deferred tax liability.................  $35,626  $26,278
                                             ----------------

     Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

7. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $250 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.

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

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. In fiscal 1999, certain members of management of the Circuit City Group were granted 131,350 restricted shares of Circuit City Stock that vest seven years from the date of grant. These awards provide accelerated vesting if certain performance factors are met. Total restricted stock awards of 360,346 shares of Circuit City Stock were granted to eligible employees in fiscal 1999. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of group equity. Unearned compensation is expensed over the restriction periods. In fiscal 1999, a total of $8,741,100 was charged to operations ($4,995,400 in fiscal 1998 and $3,790,200 in fiscal 1997). As of February 28, 1999, 966,053 restricted shares of Circuit City Stock were outstanding.

(D) EMPLOYEE STOCK PURCHASE PLAN: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Plan, eligible employees may purchase shares of Circuit City Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1999, a total of 683,015 shares remained available under the Circuit City Plan. During fiscal 1999, 429,355 shares were issued to or purchased on the open market for employees (450,698 shares in fiscal 1998 and 499,338 in fiscal 1997). The average price per share was $43.38 in fiscal 1999, $36.78 in fiscal 1998 and $32.68 in fiscal 1997. The purchase price discount is charged to Circuit City Group operations and totaled $2,716,400 in fiscal 1999, $2,509,500 in fiscal 1998 and $2,433,600 in fiscal 1997.

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

TABLE 1                                            1999                           1998                           1997
-------------------------------------------------------------------------------------------------------------------------------

                                                 Weighted Average               Weighted Average               Weighted Average
(Shares in thousands)                     Shares  Exercise Price        Shares   Exercise Price        Shares   Exercise Price
-------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year........  4,994          $32.00          4,828          $29.76          3,563          $18.63
Granted.................................    540           42.33            726           35.21          2,159           43.38
Exercised............................... (1,004)          17.53           (483)          15.00           (786)          17.67
Cancelled...............................    (83)          33.59            (77)          29.42           (108)          21.90
                                         ------                          -----                          -----
Outstanding at end of year..............  4,447          $36.49          4,994          $32.00          4,828          $29.76
                                         ------                          -----                          -----
Options exercisable at end of year......  1,483          $24.03          1,754          $19.68          1,629          $17.24
                                         ------                          -----                          -----
-------------------------------------------------------------------------------------------------------------------------------

TABLE 2                                                  Options Outstanding                          Options Exercisable
-------------------------------------------------------------------------------------------------------------------------------

                                                         Weighted Average
(Shares in thousands)                         Number         Remaining    Weighted Average        Number       Weighted Average
Range of Exercise Prices                    Outstanding  Contractual Life  Exercise Price       Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------------------

$15.69 to 20.13..............................   474            2.0            $18.34                 474            $18.34
 22.50 to 29.13..............................   701            2.1             23.49                 617             23.63
 29.50 to 38.00.............................. 1,748            5.2             31.97                 392             31.55
 38.38 to 48.56..............................   524            7.1             42.40                   -                 -
 59.00....................................... 1,000            3.1             59.00                   -                 -
                                              -----                                                -----
Total........................................ 4,447            4.1            $36.49               1,483            $24.03
                                              -----                                                -----
-------------------------------------------------------------------------------------------------------------------------------

     A summary of the status of the Circuit City Group's stock options and changes during the years ended February 28, 1999, 1998 and 1997 are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1999.
     The   Circuit   City  Group   applies   APB  Opinion  No.  25  and  related
interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated in the next column. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1999 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands              Years Ended February 28
except per share data)           1999       1998        1997
-------------------------------------------------------------

Net earnings-as reported....  $148,381   $112,074    $136,680
Net earnings-pro forma......   142,479    107,399     133,326
Basic net earnings per
   share-as reported........     $1.50      $1.14       $1.40
Basic net earnings per
   share-pro forma..........      1.44       1.10        1.37
Diluted net earnings per
   share-as reported........     $1.48      $1.13       $1.39
Diluted net earnings per
   share-pro forma..........      1.42       1.08        1.35

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                   1999       1998      1997
------------------------------------------------------------

Expected dividend yield........... 0.4%       0.4%      0.4%
Expected stock volatility.........  33%        33%       33%
Risk-free interest rates..........   6%         6%        6%
Expected lives (in years).........   5          4         4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $15 in fiscal 1999, $13 in fiscal 1998 and $8 in fiscal 1997.

8. NET EARNINGS PER SHARE
Reconciliations of the numerator and denominator of basic and diluted net earnings per share are presented below:

(Amounts in thousands               Years Ended February 28
except per share data)            1999       1998      1997
-------------------------------------------------------------

Weighted average common
   shares......................    99,152    98,027    97,311
Dilutive potential common shares:
   Options.....................       850       842       889
   Restricted stock............       404       335       272
                                 ----------------------------
Weighted average common shares
   and dilutive potential
   common shares...............   100,406    99,204    98,472
                                 ----------------------------
Income available to common
   shareholders................  $148,381  $112,074  $136,680
                                 ----------------------------
Basic net earnings per share...     $1.50     $1.14     $1.40
                                 ----------------------------
Diluted net earnings per share.     $1.48     $1.13     $1.39
                                 ----------------------------

     Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 1,000,000 shares of Circuit City Stock at $59.00 per share were outstanding and not included in the calculation at the end of fiscal 1999; 1,510,000 shares ranging from $35.47 to $59.00 per share at the end of fiscal 1998; and 1,076,000 shares ranging from $32.25 to $59.00 per share at the end of fiscal 1997.

9. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1999 and 1998.
     Eligible employees of the Circuit City Group participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation. The following tables set forth the Circuit City Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)                              1999     1998
-------------------------------------------------------------------

Change in benefit obligation:
Benefit obligation at beginning of year........   $88,166   $70,055
Service cost...................................    10,479     8,365
Interest cost..................................     6,135     5,221
Actuarial loss.................................     8,511     7,603
Benefits paid..................................    (3,290)   (3,078)
                                                 ------------------
Benefit obligation at end of year..............  $110,001   $88,166
                                                 ------------------
(Amounts in thousands)                              1999     1998
-------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year..  $83,009   $62,033
Actual return on plan assets....................    4,342    12,574
Employer contributions..........................   10,064    11,480
Benefits paid...................................   (3,290)   (3,078)
                                                  -----------------
Fair value of plan assets at end of year........  $94,125   $83,009
                                                  -----------------

Reconciliation of funded status:
Funded status................................... $(15,876)  $(5,157)
Unrecognized actuarial loss (gain)..............    8,657    (3,187)
Unrecognized transition asset...................     (598)     (797)
Unrecognized prior service benefit..............     (552)     (656)
                                                  -----------------
Net amount recognized........................... $ (8,369)  $(9,797)
                                                 ------------------

     The components of net pension expense are as follows:

                                                    Years Ended February 28
(Amounts in thousands)                              1999      1998     1997
----------------------------------------------------------------------------

Service cost....................................  $10,479    $8,365   $9,227
Interest cost...................................    6,135     5,221    4,667
Expected return on plan assets..................   (7,675)   (5,060)  (3,874)
Amortization of prior service cost..............     (104)     (104)    (104)
Amortization of transitional asset..............     (199)     (199)    (199)
Recognized actuarial loss.......................        -         -    1,223
                                                  --------------------------
Net pension expense.............................  $ 8,636    $8,223  $10,940
                                                  --------------------------

     Assumptions used in the accounting for the pension plan were:

                                            Years Ended February 28
                                              1999    1998    1997
-------------------------------------------------------------------

Weighted average discount rate..............   6.8%   7.0%    7.5%
Rate of increase in compensation levels.....   5.0%   5.0%    5.5%
Expected rate of return on plan assets......   9.0%   9.0%    9.0%
                                               -------------------
10. LEASE COMMITMENTS
The Circuit City Group conducts a substantial portion of its business in leased premises. The Circuit City Group's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                        Years Ended February 28
(Amounts in thousands)                  1999      1998      1997
------------------------------------------------------------------

Minimum rentals.....................  $273,185  $236,962  $178,599
Rentals based on sales volume.......     1,247       730     2,322
Sublease income.....................   (14,857)  (12,879)  (11,121)
                                      ----------------------------
Net.................................  $259,575  $224,813  $169,800
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

     The initial term of most real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms of five years to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 28, 1999, were:

                                        Operating   Operating
(Amounts in thousands)         Capital    Lease     Sublease
Fiscal                         Leases  Commitments   Income
-------------------------------------------------------------

2000.........................  $1,662    $265,709   $(14,684)
2001.........................   1,681     263,649    (12,817)
2002.........................   1,725     260,494    (11,605)
2003.........................   1,726     256,873    (10,624)
2004.........................   1,768     254,586     (9,123)
After 2004...................  16,464   2,837,569    (55,144)
                               -----------------------------
Total minimum lease
   payments..................  25,026  $4,138,880  $(113,997)
                                       ---------------------
Less amounts representing
   interest..................  12,298
                              -------
Present value of net
   minimum capital lease
   payments [NOTE 5]......... $12,728
                              -------

     In fiscal 1999, the Company entered into sale-leaseback transactions on behalf of the Circuit City Group with unrelated parties at an aggregate selling price of $103,750,000 ($120,670,000 in fiscal 1998 and $185,244,000 in fiscal
1997). Neither the Company nor the Circuit City Group has continuing involvement under the sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $417,619,000 (4.5 percent of net sales and operating revenues) in fiscal 1999, $370,725,000 (4.6 percent of net sales and operating revenues) in fiscal 1998 and $342,777,000 (4.8 percent of net sales and operating revenues) in fiscal 1997.

12. SECURITIZATIONS
On behalf of the Circuit City Group, the Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its wholly owned finance operation. Proceeds from securitization transactions were $224.6 million for fiscal 1999, $331.4 million for fiscal 1998 and $551.1 million for fiscal 1997.

     Receivables relating to the securitization facilities consist of the following at February 28:

(Amounts in thousands)                1999           1998
------------------------------------------------------------

Managed receivables..............  $2,957,132     $2,749,793
Receivables/residual interests held
   by the Circuit City Group:
   For sale......................     (39,948)       (44,622)
   For investment................    (161,996)      (203,921)
                                   -------------------------
Net receivables sold.............  $2,755,188     $2,501,250
                                   -------------------------
Net receivables sold
   with recourse.................    $322,000       $726,000
                                   -------------------------
Program capacity.................  $3,127,000     $3,075,000
                                   -------------------------

     Private-label credit card receivables are financed through securitization programs employing a master trust structure. As of February 28, 1999, this securitization program had a capacity of $1.38 billion. The agreement has no recourse provisions.
     During  fiscal 1998, a bank card master trust  securitization  facility was established and issued two series from the trust. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $322 million of the receivables sold. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs. The Company believes that as of February 28, 1999, no liability existed under these recourse provisions. The bank card securitization program has a total program capacity of $1.75 billion.
     The net gain on sales of receivables totaled $2.3 million for fiscal 1999, $21.8 million for fiscal 1998 and $3.2 million for fiscal 1997. The finance operation's servicing revenue, including gains on sales of receivables, totaled $200.6 million for fiscal 1999, $195.7 million for fiscal 1998 and $197.0 million for fiscal 1997. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $27.3 million at February 28, 1999, $25.0 million at February 28, 1998, and $3.2 million at February 28, 1997, and are included in net accounts receivable. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.
     In determining the fair value of retained interests, the Company estimates future cash flows from finance charge collections, reduced by net defaults, servicing cost, and interest cost. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     The private-label card programs, excluding promotional balances, range from 21 percent to 24 percent APR, with default rates varying based on portfolio composition, but generally aggregating from 6 percent to 10 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 9 percent to 12 percent.

     The bank card APRs are based on the prime rate and generally range from 7 percent to 22 percent, with default rates varying by portfolio composition, but generally aggregating from 8 percent to 12 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 5 percent to 8 percent.
     Interest cost paid by the master trusts varies between series and ranges from 5.0 percent to 6.3 percent.

13. OPERATING SEGMENT INFORMATION
The Circuit City Group conducts business in two operating segments: Circuit City and Divx. These segments are identified and managed by the Group based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers, major appliances and entertainment software. Divx primarily is engaged in the business of selling specially encrypted DVD at wholesale. Financial information for these segments for fiscal 1999, 1998 and 1997 are shown in Table 3.

14. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest, and the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1999, would result in a loss of $2.2 million and at February 28, 1998, would result in a loss of $1.9 million.

TABLE 3
-------------------------------------------------------------------------------------------------------------------------------

1999
                                                                                                                       Total
(Amounts in thousands)                                                   Circuit City        Divx     Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers........................................  $9,335,298        $2,851           $-     $9,338,149
Intersegment revenues...................................................       8,872         6,830      (15,702)             -
Interest expense........................................................      21,926             -            -         21,926
Depreciation and amortization...........................................     119,724        10,566            -        130,290
Earnings (loss) before income taxes.....................................     379,630      (110,558)           -        269,072
Provision for income taxes (income tax benefit).........................     144,646       (42,012)           -        102,634
Net earnings (loss).....................................................     234,984       (68,546)           -        166,438
Total assets............................................................  $2,813,635       $60,433           $-     $2,874,068

1998
                                                                                                                       Total
(Amounts in thousands)                                                   Circuit City        Divx     Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers........................................  $7,996,591           $ -           $-     $7,996,591
Interest expense........................................................      25,072             -            -         25,072
Depreciation and amortization...........................................     110,282         1,467            -        111,749
Earnings (loss) before income taxes.....................................     257,632       (33,284)           -        224,348
Provision for income taxes (income tax benefit).........................      98,462       (12,648)           -         85,814
Net earnings (loss).....................................................     159,170       (20,636)           -        138,534
Total assets............................................................  $2,752,402       $30,977           $-     $2,783,379

1997
                                                                                                                        Total
(Amounts in thousands)                                                   Circuit City        Divx     Elimination    Segments
------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers........................................  $7,153,562           $ -           $-     $7,153,562
Interest expense........................................................      23,503             -            -         23,503
Depreciation and amortization...........................................      97,006           307            -         97,313
Earnings (loss) before income taxes.....................................     248,567       (12,614)           -        235,953
Provision for income taxes (income tax benefit).........................      95,014        (4,793)           -         90,221
Net earnings (loss).....................................................     153,553        (7,821)           -        145,732
Total assets............................................................  $2,699,907        $4,692           $-     $2,704,599

Net earnings (loss) and total assets for Circuit City exclude the Inter-Group Interest in the CarMax Group.

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

15. COMMITMENTS AND CONTINGENT LIABILITIES
(A) INVESTMENT IN DIVX: In May 1995, the Company agreed to invest $30.0 million in Divx, a partnership that has developed and is marketing a new home digital video system. That commitment was increased to $130.0 million in September 1997. Although that commitment was fulfilled during fiscal 1999, the Company continues to fund the operations of Divx as management continues to explore various financing options. As of February 28, 1999, the Company owned approximately 75 percent of the partnership. The Company has been allocated 100 percent of the losses since inception. The Company allocates its investment in Divx to the Circuit City Group. As of February 28, 1999, the Company had funded approximately $207 million for the operations of Divx.

(B) LICENSING AGREEMENTS: Divx has entered into licensing agreements with motion picture distributors for use of their feature-length films for the Divx system. The Company guarantees Divx's performance under these commitments. The licensing fees are based on varying percentages of consumer viewing and wholesale receipts and require minimum distributor compensation commencing from the operational date of each agreement through the following one to five years. As of February 28, 1999, the minimum compensation due from Divx to the distributors is $101.0 million ($26.0 million in fiscal 2000, $32.0 million in fiscal 2001, $20.5 million in fiscal 2002, $14.5 million in fiscal 2003 and $8.0 million in fiscal
2004).

(C) LEGAL PROCEEDINGS: In the normal course of business, the Company is involved in various legal proceedings. Based upon the Circuit City Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands     First Quarter        Second Quarter        Third Quarter         Fourth Quarter             Year
except per share data)   1999       1998      1999       1998       1999      1998        1999       1998        1999      1998
----------------------------------------------------------------------------------------------------------------------------------

Net sales and operating
   revenues..........$1,924,727 $1,679,350 $2,117,123 $1,814,139 $2,266,956 $1,917,133 $3,029,343 $2,585,969 $9,338,149 $7,996,591
                     -------------------------------------------------------------------------------------------------------------
Gross profit.........  $464,618   $401,649   $525,470   $453,559   $552,345   $466,396   $730,320   $648,553 $2,272,753 $1,970,157
                     -------------------------------------------------------------------------------------------------------------
Earnings before Inter-Group
   Interest in the CarMax
   Group.............   $15,748    $13,697    $34,427    $29,226    $21,575    $21,078    $94,688    $74,533   $166,438   $138,534
                     -------------------------------------------------------------------------------------------------------------
Net earnings.........   $13,269    $12,749    $32,147    $27,879    $15,945    $14,012    $87,020    $57,434   $148,381   $112,074
                     -------------------------------------------------------------------------------------------------------------
Net earnings per share:
   Basic.............     $0.13      $0.13      $0.32      $0.28      $0.16      $0.14      $0.87      $0.58      $1.50      $1.14
                     -------------------------------------------------------------------------------------------------------------
   Diluted...........     $0.13      $0.13      $0.32      $0.28      $0.16      $0.14      $0.86      $0.58      $1.48      $1.13
                     -------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 28, 1999 and 1998 and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1999. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the Circuit City Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the CarMax Group.
     The Circuit City Group has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Generally accepted accounting principles require that the CarMax Group be consolidated with the Circuit City Group.
     In our opinion, except for the effects of not consolidating the Circuit City Group and the CarMax Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 28, 1999 and 1998 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1999 in conformity with generally accepted accounting principles.

/s/KPMG LLP
Richmond, Virginia
April 2, 1999

CARMAX GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 24, 1997, shareholders of Circuit City Stores, Inc. approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group."
     The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations.

The following discussion and analysis relates to the CarMax Group. Reported losses attributed to the CarMax Group Common Stock reflect the Circuit City Group's 100 percent interest prior to the consummation of the offering on February 7, 1997, and the lower Inter-Group Interest since that time. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the Circuit City Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the CarMax Group increased 68 percent in fiscal 1999 to $1.47 billion. In fiscal 1998, total sales increased 71 percent to $874.2 million from $510.3 million in fiscal 1997. The fiscal 1999 total sales growth reflects the addition of 12 locations, three of which opened in the last week of the fiscal year, and a 2 percent decrease in comparable store sales.
     CarMax opened 10 used-car superstores in fiscal 1999. The Group grand-opened the Chicago, Ill., market with three stores that opened early in fiscal 1999 and one that opened late in fiscal 1998. The Group also entered San Antonio, Texas; and Greenville, S.C.; and added stores in the Washington, D.C./Baltimore, Md.; Tampa, Fla.; and Dallas/Ft. Worth, Texas, markets. The Group also acquired franchise rights or was awarded new franchise points for six new-car stores, including the nine-franchise Mauro Auto Mall in Kenosha, Wisc. In November 1998, CarMax acquired the Toyota franchise rights and related assets held by Laurel Automotive, Inc. in Laurel, Md. That franchise is being operated from its existing location until a new location is completed next to the Laurel, Md., superstore. In November, Mitsubishi Motor Sales of America granted CarMax two new-car franchise points. These franchise points were integrated into the Laurel, Md., and the Dulles, Va., locations. CarMax acquired the franchise rights and related assets of Mauro Auto Mall, Inc. in early December 1998 and renamed it the CarMax Auto Mall. In February 1999, CarMax acquired the franchise rights and related assets held by Nissan of Greenville, Inc. The franchise was integrated into the Greenville superstore which opened late that month. In February 1999, CarMax also acquired the Mitsubishi franchise rights and related assets of Boomershine Automotive, Inc. CarMax relocated this franchise to its Town Center superstore in the Atlanta, Ga., market.
     CarMax's fiscal 1999 comparable store sales reflect used-car sales that were below expectations and continued strength in CarMax's new-car comparable store sales. The disappointing used-car sales resulted from an intensely price competitive new-car industry, with which CarMax must compete, and insufficient customer traffic in a number of multi-store metropolitan markets. CarMax is producing strong store-level returns in single-store markets and in the multi-store Atlanta, Ga., and Washington, D.C./Baltimore, Md., markets.
     In larger, metropolitan markets, CarMax has begun testing a hub/satellite operating process. Under the hub/satellite process, a satellite store shares reconditioning, purchasing and business office operations with a nearby hub store. The consumer offer is identical in both the hub and satellite stores. This process significantly reduced overhead and operating costs for existing stores that were designated as satellite stores in fiscal 1999. Management believes this operating concept will allow it to efficiently open more but smaller stores in metropolitan markets. Prototypical satellite stores are expected to be approximately 12,000 square feet on four- to six-acre sites. CarMax opened one prototypical satellite store late in fiscal 1999. All other fiscal 1999 satellite stores are larger stores and are therefore classified by size, with "C" stores representing the largest store format, in the "Store Mix" table below. Going forward, management expects primarily to open smaller format "A" stores and satellite stores.

STORE MIX

                                 Retail Units at Year-End
                                 ------------------------

Fiscal                        1999   1998   1997  1996   1995
-------------------------------------------------------------

"C" and "B" Stores............ 12     10     4      1      -
"A" Store..................... 15      8     3      3      2
Prototype Satellite Store.....  1      -     -      -      -
Stand-Alone New-Car Store.....  2      -     -      -      -
                               -----------------------------
Total......................... 30     18     7      4      2

 In fiscal 1999, two locations were reclassed from "B" stores to "A" stores.

FRANCHISES

                                     New-Car Franchises
                              -------------------------------

Fiscal                        1999   1998   1997  1996   1995
-------------------------------------------------------------

Integrated New-Car Franchise..  6      2     1      -      -
Stand-Alone New-Car Franchise. 10      -     -      -      -
                               -----------------------------
Total......................... 16      2     1      -      -
                               -----------------------------

     CarMax's fiscal 1998 sales growth reflects the addition of 11 locations, two of which opened in the last week of the fiscal year, and a 6 percent comparable store sales increase. The Group's used-car sales began to fall below management's expectations during the second half of fiscal 1998. New-car sales remained strong throughout that fiscal year. In June 1997, CarMax acquired its second Chrysler-Plymouth-Jeep franchise, which was relocated and opened in conjunction with the opening of the CarMax superstore in Stockbridge, Ga.
     The fiscal 1997 sales growth includes the addition of three stores and a 23 percent comparable store sales increase for the two locations classified as comparable stores throughout the year and the two locations classified as comparable stores for a portion of the year.
     Extended warranty sales prior to July 1997 include third-party contracts and CarMax's own extended warranty contracts. In most states, CarMax sells warranties on behalf of an unrelated third party and has no contractual liability to the customer under the warranty programs. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty. CarMax expects to continue selling this warranty where state law restricts third-party warranty sales. Gross dollar sales from all extended warranty programs were 4.3 percent of the Group's total sales in fiscal 1999,
3.8 percent in fiscal 1998 and 3.5 percent in fiscal 1997. The fiscal 1999 increase reflects pricing adjustments and a higher penetration rate achieved by extending warranty coverage to more vehicles. Total extended warranty revenue, which is reported in the Group's total sales, was 2.0 percent of total sales in fiscal 1999, 1.5 percent in fiscal 1998 and 1.2 percent in fiscal 1997. Third-party extended warranty revenue was 1.9 percent of total sales in fiscal 1999, 1.4 percent in fiscal 1998 and 1.1 percent in fiscal 1997.

IMPACT OF INFLATION. Inflation has not been a significant contributor to the Group's results. The Group's profitability is based on achieving specific gross profit dollars per unit rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, management believes that if the stores meet inventory turn objectives then changes in average retail prices will have only a short-term impact on the Group's gross margin and thus profitability.

Cost of Sales
The CarMax marketing concept includes a strong commitment to providing a high level of consumer value. CarMax generally prices its used vehicles below retail book value. New vehicles are priced to be competitive with the lowest available price in the market. As a result, CarMax operates with lower gross profit margins than industry averages. The gross profit margin was 11.7 percent in fiscal 1999, 8.4 percent in fiscal 1998 and 8.5 percent in fiscal 1997. The fiscal 1999 gross profit margin increase reflects the impact of a profit improvement plan that was initiated at the end of fiscal 1998 and better used-car inventory management. The profit improvement plan included the elimination of centralized reconditioning, a variety of pricing adjustments and the introduction of electronic accessory sales. Cost of sales includes vehicle costs, reconditioning costs, transportation and related purchasing costs.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 13.9 percent of sales in fiscal 1999, 14.6 percent of sales in fiscal 1998 and 10.4 percent of sales in fiscal 1997. The fiscal 1999 selling, general and administrative expense ratio reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets. Management believes that sales generated by the addition of satellite stores and new-car franchises to these underperforming markets and the lower operating cost of the satellite stores will help improve the expense ratio.
     The fiscal 1998 selling, general and administrative expense ratio primarily reflects the costs associated with the CarMax expansion, the lower-than-anticipated sales during the second half of that year and an $11.5 million write-down of assets associated with the closure and disposal of the Group's centralized reconditioning facilities and excess property at some locations. Excluding the write-down of assets, the selling, general and administrative expense ratio would have been 13.3 percent of sales in fiscal 1998.
     Profits generated by CarMax's finance operation and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.4 percent of sales in fiscal 1999, 0.2 percent of sales in fiscal 1998 and 1.2 percent of sales in fiscal 1997. In fiscal 1999 and fiscal 1997, interest expense primarily was incurred on allocated debt to fund store expansion and working capital. In fiscal 1998, interest expense primarily was incurred on an inter-group note used to finance inventory for much of the year. The significant decrease in interest from fiscal 1997 to fiscal 1998 reflects the reduction in the Group's average debt, using funds raised through the CarMax equity offering, which was completed late in fiscal 1997.

Pretax Losses
The CarMax Group produced a pretax loss of $38.5 million in fiscal 1999. The fiscal 1999 loss exceeded management's expectations and reflects the underperformance of stores, especially in several multi-store metropolitan markets. The fiscal 1998 pretax loss, which includes the $11.5 million write-down of assets, was $56.1 million. Excluding the write-down, the fiscal 1998 pretax loss was $44.6 million. The fiscal 1997 pretax loss was $15.9 million.

Income Taxes
The Group's effective income tax rate was 39.0 percent in fiscal years 1999 and 1998 compared with 41.5 percent in fiscal 1997. The CarMax Group generated losses in all reported periods and as a result has recorded related income tax benefits.

Net Losses
The fiscal 1999 net loss was $23.5 million. Including the write-down of assets, the fiscal 1998 net loss was $34.2 million. Excluding the impact of the write-down of assets, the net loss was $27.2 million. The fiscal 1997 net loss was $9.3 million.
     The net loss attributed to the CarMax Group Common Stock was $5.5 million, or 24 cents per share, in fiscal 1999, compared with $7.8 million, or 35 cents per share, in fiscal 1998. In fiscal 1997, for the period from the public offering date to the end of the fiscal year, the net loss attributed to the CarMax Group Common Stock was $266,000, or 1 cent per share.

Operations Outlook
Late in fiscal 1999, management announced that it would delay CarMax's entry into the Los Angeles market until fiscal 2001 and focus on improving profitability in existing markets. The single-store Nashville, Tenn., market will likely be the Group's only new market in fiscal 2000. Instead, the company expects to add satellite stores and new-car franchises into existing markets. CarMax also continues to refine its marketing programs to increase consumer awareness and build customer traffic for all locations, but especially those in the underperforming markets. Management believes the fiscal 2000 growth plan will allow CarMax to produce a modest loss or reach break-even in fiscal 2000. In the following year, CarMax expects to enter the Los Angeles market with a combination of its current "A" format stores and satellite stores.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of recent accounting pronouncements.

FINANCIAL CONDITION
Net cash used in operating activities was $82.0 million in fiscal 1999, $86.1 million in fiscal 1998 and $25.4 million in fiscal 1997. The net cash used in operations primarily reflects inventory to support store openings and additional new-car franchises, net losses for all periods and an increase in net accounts receivable, partly offset by an increase in accounts payable.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Investment of surplus cash from the equity offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of (1) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (2) a portion of the Company's debt that is allocated between the Circuit City Group and the CarMax Group. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.
     In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group receivables or payables on the financial statements of each Group. During fiscal 1998, an inter-group note was issued by the Circuit City Group on behalf of the CarMax Group as a temporary financing vehicle for the CarMax inventory. At fiscal year-end 1999 and 1998, the CarMax Group maintained no inter-group notes, payables or receivables with the Circuit City Group. At February 28, 1997, the CarMax Group had an inter-group receivable totaling $48.1 million with the Circuit City Group.
     The CarMax Group's capital expenditures were $138.3 million in fiscal 1999, $234.3 million in fiscal 1998 and $90.4 million in fiscal 1997. CarMax's capital expenditures through fiscal 1999 were related to store expansion. Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the CarMax Group equity offering and allocated short- and long-term debt. Sale-leaseback and landlord reimbursement transactions totaled $139.3 million in fiscal 1999, $98.1 million in fiscal 1998 and $16.5 million in fiscal 1997.
     During fiscal 1999, the CarMax Group acquired the Toyota franchise rights and the related assets of Laurel Automotive Group, Inc.; the franchise rights and the related assets of Mauro Auto Mall, Inc.; the franchise rights and the related assets of Nissan of Greenville, Inc.; and the Mitsubishi franchise rights and the related assets of Boomershine Automotive, Inc. for a total of $49.6 million. The acquisitions were financed through cash payments totaling $41.6 million and the issuance of two promissory notes totaling $8.0 million. Costs in excess of the acquired net tangible assets, which are primarily inventory, have been recorded as goodwill and covenants not to compete.
     In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 1999, that program allowed the transfer of up to $575.0 million in auto loan receivables. At February 28, 1999, securitized receivables totaled $539.0 million. The receivables are sold to an unaffiliated third party with the servicing retained. Management expects that securitization programs that allow for the transfer of receivables through both private placement and the public market, can be used to fund increases in receivables resulting from CarMax's continued growth.
     In fiscal 1999, CarMax entered into a $200.0 million one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement provides funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. As of February 28, 1999, CarMax had not yet used the financing facility; however, management expects the facility to be phased in during fiscal 2000 as various state regulatory requirements are met.
     Late in fiscal 1997, Circuit City Stores, Inc. raised a net of $412.3 million through the initial public offering of 21.86 million shares of newly created CarMax Group Common Stock. In fiscal 1997, the Group used approximately $187 million of the net proceeds to repay its allocated portion of Circuit City Stores, Inc. indebtedness. Management has used the remainder of the net proceeds to help finance the CarMax expansion.
     Management believes that the proceeds from sales of property and equipment and receivables, equity issuances, the use of the renewable inventory financing facility, future increases in Circuit City Stores, Inc. debt allocated to the CarMax Group and cash generated by operations will be sufficient to fund the CarMax Group's capital expenditures and operations. In fiscal 2000, the Group anticipates capital expenditures of approximately $50.0 million.

MARKET RISK
The Company manages the auto installment portfolio of the Group's finance operation. A portion of this portfolio is securitized and, therefore, is not presented on the Group's balance sheet. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps. Total principal outstanding for fixed-rate automobile loans at February 28 was as follows:

(Amounts in millions)                      1999          1998
-------------------------------------------------------------

Fixed APR.................................  $592         $297
                                            -----------------

     Financing for these receivables is achieved through bank conduit securitizations that, in turn, issue floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital. Financings at February 28 and related interest rates were as follows:

(Amounts in millions)                      1999          1998
-------------------------------------------------------------

Floating-rate securitizations
   synthetically altered to fixed.........  $500         $224
Floating-rate securitizations.............    39           44
Held by the Company:
   For investment.........................    38           23
   For sale...............................    15            6
                                            -----------------
Total.....................................  $592         $297
                                            -----------------

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 1999 or 1998. Because it has a program in place to manage interest rate exposure relating to its installment loan portfolio, the Company expects to experience relatively little impact as interest rates fluctuate in the future.

YEAR 2000 CONVERSION
Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2000 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

CARMAX GROUP STATEMENTS OF OPERATIONS

                                                                                       Years Ended February 28
(Amounts in thousands except per share data)                         1999        %        1998        %        1997        %
------------------------------------------------------------------------------------------------------------------------------


NET SALES AND OPERATING REVENUES.................................$1,466,298    100.0    $874,206    100.0    $510,249    100.0

Cost of sales.................................................... 1,294,032     88.3     800,699     91.6     466,788     91.5
                                                                 -------------------------------------------------------------
GROSS PROFIT.....................................................   172,266     11.7      73,507      8.4      43,461      8.5
                                                                 -------------------------------------------------------------
Selling, general and administrative expenses
   [including $11.5 million expense related to owned
   and leased real estate in fiscal 1998. NOTES 3 AND 13]........   204,422     13.9     127,822     14.6      53,111     10.4
Interest expense [NOTES 3 AND 7].................................     6,393      0.4       1,789      0.2       6,279      1.2
                                                                 -------------------------------------------------------------
TOTAL EXPENSES...................................................   210,815     14.3     129,611     14.8      59,390     11.6
                                                                 -------------------------------------------------------------
Loss before income tax benefit...................................    38,549      2.6      56,104      6.4      15,929      3.1
Income tax benefit [NOTES 3 AND 8]...............................    15,035      1.0      21,881      2.5       6,611      1.3
                                                                 -------------------------------------------------------------
NET LOSS.........................................................   $23,514      1.6     $34,223      3.9      $9,318      1.8
                                                                 -------------------------------------------------------------
Net loss attributed to [NOTE 1]:
   Circuit City Group common stock...............................   $18,057              $26,460               $9,052
   CarMax Group common stock.....................................     5,457                7,763                  266
                                                                 ----------              -------               ------
                                                                    $23,514              $34,223               $9,318
                                                                 ----------              -------               ------
Weighted average common shares [NOTES 2 AND 10]..................    22,604               22,001               21,860
                                                                 ----------              -------               ------
NET LOSS PER SHARE [NOTES 2 AND 10]..............................     $0.24                $0.35                $0.01
                                                                 ----------              -------               ------
See accompanying notes to group financial statements.

                                       68

CARMAX GROUP BALANCE SHEETS

                                                                                                        At February 28
(Amounts in thousands)                                                                           1999                   1998
----------------------------------------------------------------------------------------------------------------------------


ASSETS

   CURRENT ASSETS:

   Cash and cash equivalents..................................................................  $17,679                $26,412
   Net accounts receivable [NOTE 5]...........................................................   97,364                 60,866
   Inventory..................................................................................  225,460                143,970
   Prepaid expenses and other current assets..................................................      620                  1,359
                                                                                               -------------------------------
   TOTAL CURRENT ASSETS.......................................................................  341,123                232,607

   Property and equipment, net [NOTES 6 AND 7]................................................  203,946                214,087
   Other assets...............................................................................   26,129                  1,628
                                                                                               -------------------------------
   TOTAL ASSETS............................................................................... $571,198               $448,322
                                                                                               -------------------------------

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:

   Current installments of long-term debt [NOTE 7]............................................   $1,250                     $-
   Accounts payable...........................................................................   59,838                 51,220
   Short-term debt [NOTE 7]...................................................................    4,605                    385
   Accrued expenses and other current liabilities.............................................    8,556                  3,604
   Deferred income taxes [NOTE 8].............................................................    7,674                    370
                                                                                               -------------------------------
   TOTAL CURRENT LIABILITIES..................................................................   81,923                 55,579

   Long-term debt, excluding current installments [NOTE 7]....................................  139,720                 27,386
   Deferred revenue and other liabilities.....................................................    5,015                  5,266
   Deferred income taxes [NOTE 8].............................................................    4,125                    145
                                                                                               -------------------------------
   TOTAL LIABILITIES..........................................................................  230,783                 88,376

   GROUP EQUITY...............................................................................  340,415                359,946
                                                                                               -------------------------------
   Commitments and contingent liabilities [NOTES 1, 5, 11, 12, 14 AND 15]

   TOTAL LIABILITIES AND GROUP EQUITY......................................................... $571,198               $448,322
                                                                                               -------------------------------

See accompanying notes to group financial statements.

                                       69

CARMAX GROUP STATEMENTS OF CASH FLOWS

                                                                                          Years Ended February 28
(Amounts in thousands)                                                         1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES:

   Net loss................................................................  $(23,514)           $(34,223)            $(9,318)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization........................................    10,003               4,577               1,664
      Expense related to owned and leased real estate [NOTE 13]............         -              11,500                   -
      Provision for deferred income taxes..................................    11,284              (1,867)              1,666
      Changes in operating assets and liabilities,  net of effects from business acquisitions:
         (Decrease) increase in deferred revenue and other liabilities.....      (251)                835               1,157
         Increase in net accounts receivable...............................   (36,498)            (32,516)            (11,788)
         Increase in inventory, prepaid expenses and other current assets..   (55,776)            (58,967)            (23,918)
         (Increase) decrease in other assets...............................      (809)                 63              (1,691)
         Increase in accounts payable, accrued expenses and
            other current liabilities......................................    13,570              24,472              16,789
                                                                              -----------------------------------------------
   NET CASH USED IN OPERATING ACTIVITIES...................................   (81,991)            (86,126)            (25,439)
                                                                              -----------------------------------------------

INVESTING ACTIVITIES:

   Cash used in business acquisitions [NOTE 4].............................   (41,562)                  -                   -
   Purchases of property and equipment.....................................  (138,299)           (234,252)            (90,428)
   Proceeds from sales of property and equipment...........................   139,332              98,098              16,450
   Decrease (increase) in inter-group receivable, net......................         -              48,147             (48,147)
                                                                              -----------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES...................................   (40,529)            (88,007)           (122,125)
                                                                              -----------------------------------------------

FINANCING ACTIVITIES:

   Increase (decrease) in allocated short-term debt, net...................     1,220                 385             (18,050)
   Increase (decrease) in allocated long-term debt, net....................   108,584              27,386             (78,519)
   Equity issuances, net...................................................     3,983               2,353             412,335
                                                                              -----------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES...............................   113,787              30,124             315,766
                                                                              -----------------------------------------------
(Decrease) increase in cash and cash equivalents...........................    (8,733)           (144,009)            168,202
Cash and cash equivalents at beginning of year.............................    26,412             170,421               2,219
                                                                              -----------------------------------------------
Cash and cash equivalents at end of year...................................   $17,679             $26,412            $170,421
                                                                              -----------------------------------------------

See accompanying notes to group financial statements.

                                       70

CARMAX GROUP STATEMENTS OF GROUP EQUITY (DEFICIT)

(Amounts in thousands)
-----------------------------------------------------------------------------------------------------------------------------


BALANCE AT MARCH 1, 1996............................................................................................ $(11,201)
                                                                                                                     --------
   Net loss.........................................................................................................   (9,318)
   Equity issuances, net............................................................................................  412,335
                                                                                                                     --------
BALANCE AT FEBRUARY 28, 1997........................................................................................  391,816
                                                                                                                     --------
   Net loss.........................................................................................................  (34,223)
   Equity issuances, net............................................................................................    2,353
                                                                                                                     --------
BALANCE AT FEBRUARY 28, 1998........................................................................................  359,946
                                                                                                                     --------
   Net loss.........................................................................................................  (23,514)
   Equity issuances, net............................................................................................    3,983
                                                                                                                     --------
BALANCE AT FEBRUARY 28, 1999........................................................................................ $340,415
                                                                                                                     --------

See accompanying notes to group financial statements.

NOTES TO CARMAX GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
On January 24, 1997, shareholders of Circuit City Stores, Inc. and its subsidiaries approved the creation of two common stock series. The Company's existing common stock was subsequently redesignated as Circuit City Stores, Inc.-Circuit City Group Common Stock. In an initial public offering, which was completed February 7, 1997, the Company sold 21.86 million shares of Circuit City Stores, Inc.-CarMax Group Common Stock.
     The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Company's investment in Digital Video Express and the Group's retained interest in the CarMax Group. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 76.6 percent interest in the CarMax Group at February 28, 1999, 77.3 percent interest at February 28, 1998, and a 77.5 percent interest at February 28, 1997.
     The CarMax Group financial statements give effect to the management and allocation policies adopted by the board of directors as described under "Corporate Activities." The CarMax Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include
(i) the historical financial position, results of operations and cash flows of the CarMax Group, (ii) an allocated portion of the Company's cash equivalents and debt, including the related effects upon results of operations and cash flows, and (iii) an allocated portion of the Company's corporate general and administrative costs.
     Notwithstanding the attribution of the Company's assets and liabilities (including contingent liabilities) and stockholders' equity between the CarMax Group and the Circuit City Group for the purposes of preparing their respective financial statements, holders of CarMax Stock and holders of Circuit City Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the CarMax Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the Circuit City Group financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) CASH AND CASH EQUIVALENTS: Allocated cash equivalents of $14,750,000 at February 28, 1999, and $16,535,000 at February 28, 1998, consist of highly liquid debt securities with original maturities of three months or less.

(B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: The Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. For transfers that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under SFAS No. 125. Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The resulting cash flow projections are present valued at a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 28, 1999 and 1998, cost approximates fair value.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the CarMax Group. The carrying value of the CarMax Group's financial instruments approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement due to changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the CarMax Group does not anticipate material loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

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

(F) COMPUTER SOFTWARE COSTS: Effective March 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of the SOP have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(G) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying CarMax Group balance sheets. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future undiscounted operating cash flows derived from such intangible assets are less than the carrying value.

(H) PRE-OPENING EXPENSES: Expenses associated with the opening of new stores are deferred and amortized ratably over the period from the date of the store opening to the end of the fiscal year.

(I) INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(J) DEFERRED REVENUE: The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. All revenue from the sale of the CarMax Group's own service contracts is deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale.

(K) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.

(L) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(M) NET LOSS PER SHARE: On December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share." All prior period loss per share data presented has been restated to conform with the provisions of SFAS No. 128.
     Net loss per share is computed by dividing the net loss attributed to CarMax Stock by the weighted average number of common shares outstanding. Diluted net loss per share is not calculated since CarMax has a net loss for the periods presented.

(N) STOCK-BASED COMPENSATION: On March 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue applying the provisions of the Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and to provide the pro forma disclosures of SFAS No. 123.

(O) DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Interest rate swaps relating to long-term debt are classified as held for purposes other than trading and are accounted for on a settlement basis. To qualify for this accounting treatment, the swap must synthetically alter the nature of a designated underlying financial instrument. Under this method, payments or receipts due or owed under the swap agreement are accrued through each settlement date and recorded as a component of interest expense. If a swap designated as a synthetic alteration were to be terminated, any gain or loss on the termination would be deferred and recognized over the shorter of the original contractual life of the swap or the related life of the designated long-term debt.
     The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(P) RISKS AND UNCERTAINTIES: The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, due to the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Group.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Q) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 1999.

3. CORPORATE ACTIVITIES
The  CarMax  Group's  financial   statements  reflect  the  application  of  the
management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the CarMax Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the CarMax Group and (ii) a portion of the Company's cash equivalents that are allocated between the Groups. Investment of surplus cash from the offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of
(i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance.

Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.

(B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $7.5 million for fiscal 1999, $6.2 million for fiscal 1998 and $1.3 million for fiscal 1997.

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

4. BUSINESS ACQUISITIONS
During fiscal 1999, CarMax acquired the franchise rights and the related assets of four new-car dealerships for an aggregate cost of $49.6 million. The acquisitions were financed through available cash resources and the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of the acquired franchises have been included in the accompanying CarMax Group financial statements since the date of acquisition. Unaudited pro forma information related to these acquisitions is not included as the impact of these acquisitions on the accompanying CarMax Group financial statements is not deemed to be material.

5. ACCOUNTS RECEIVABLE AND SECURITIZATION TRANSACTIONS
Accounts receivable consist of the following at February 28:

(Amounts in thousands)                        1999     1998
-------------------------------------------------------------

Trade receivables.........................   $23,649  $23,085
Installment receivables:
   Held for sale..........................    14,690    5,816
   Held for investment....................    38,093   22,986
   Retained interests.....................    26,145   12,762
                                             ----------------
Total accounts receivable.................   102,577   64,649
Less allowance for doubtful accounts......     5,213    3,783
                                             ----------------
Net accounts receivable...................   $97,364  $60,866
                                             ----------------

     In fiscal 1996, the Company entered into a securitization transaction on behalf of the CarMax Group to finance the installment receivables generated by the Group's finance operation. Proceeds from the auto loan securitization transaction were $271 million during fiscal 1999 and $123 million during fiscal 1998.
     Receivables relating to the securitization facility consist of the following at February 28:

(Amounts in thousands)                      1999      1998
------------------------------------------------------------

Managed receivables.....................  $589,032  $291,294
Receivables held by the CarMax Group:
   For sale.............................   (14,690)   (5,816)
   For investment*......................   (35,342)  (17,478)
                                          ------------------
Net receivables sold....................  $539,000  $268,000
                                          ------------------
Program capacity........................  $575,000  $300,000
                                          ------------------

*Held by a bankruptcy remote special purpose company

     The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated.
     The net gain on sales of receivables totaled $7.9 million for fiscal 1999, $3.7 million for fiscal 1998 and $3.1 million for fiscal 1997. Rights recorded for future interest income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $14.7 million at February 28, 1999, $6.8 million at February 28, 1998, and $3.1 million at February 28, 1997, and are included in net accounts receivable. The finance operation's servicing revenue, including gains on sales of receivables, totaled $28.2 million for fiscal 1999, $11.2 million for fiscal 1998 and $8.7 million for fiscal 1997. The servicing fee specified in the auto loan securitization agreement adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.
     In determining the fair value of retained interests, the Company estimates future cash flows from finance charge collections, reduced by net defaults, servicing cost, and interest cost. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     The APRs range from 6 percent to 12 percent fixed, with default rates varying based on credit quality, but generally aggregating 0.75 percent to 1.25 percent. Weighted average life of the receivables is expected to be in the 18 month to 20 month range.
     Interest cost depends on the time at which accounts were originated, but is in the range of 5 percent to 7 percent.

6. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)                       1999      1998
-------------------------------------------------------------

Land and buildings (20 to 25 years)......   $47,487   $34,790
Land held for development................    28,781    11,601
Construction in progress.................    76,355   139,225
Furniture, fixtures and equipment
   (3 to 8 years)........................    51,504    31,454
Leasehold improvements (10 to 15 years)..    15,658     4,390
                                           ------------------
                                            219,785   221,460
Less accumulated depreciation............    15,839     7,373
                                           ------------------
Property and equipment, net..............  $203,946  $214,087
                                           ------------------

     Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

7. DEBT
Long-term debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)                       1999      1998
-------------------------------------------------------------

Term loans...............................  $405,000  $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.0% to 7.0%.............     6,564     7,665
Obligations under capital leases.........    12,728    12,928
Note payable.............................     5,000         -
                                           ------------------
Total long-term debt.....................   429,292   425,593
Less current installments................     2,707     1,301
                                           ------------------
Long-term debt, excluding
   current installments..................  $426,585  $424,292
                                           ------------------
Portion of long-term debt allocated
   to the CarMax Group...................  $140,970   $27,386
                                           ------------------

     In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 1999, the interest rate on the term loan was 5.76 percent.
     In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.67 percent.
     In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 1999, the interest rate on the term loan was 5.29 percent.
     The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.13 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 1999 or 1998.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 1999 and 1998.
     In November 1998, CarMax entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at
8.25 percent.
     In fiscal 1999, CarMax entered into a $200,000,000 one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement will provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. During fiscal 1999, no inventory was financed by CarMax under this arrangement.
     Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                         Years Ended February 28
(Amounts in thousands)                       1999      1998
----------------------------------------------------------------

Average short-term debt outstanding......   $54,505   $48,254
                                           ------------------
Maximum short-term debt outstanding......  $463,000  $414,000
                                           ------------------
Aggregate committed lines of credit......  $370,000  $410,000
                                           ------------------

     The weighted average  interest rate on the outstanding  short-term debt was
5.1 percent during fiscal 1999, 5.7 percent during fiscal 1998 and 5.4 percent during fiscal 1997.
     Interest expense allocated by the Company to the CarMax Group, excluding interest capitalized, was $6,393,000 in fiscal 1999, $1,789,000 in fiscal 1998 and $6,279,000 in fiscal 1997. The CarMax Group capitalizes interest in connection with the construction of certain facilities. In fiscal 1999, interest capitalized amounted to $2,674,000 ($4,879,000 in fiscal 1998 and $898,000 in fiscal 1997).

8. INCOME TAXES
The components of the income tax benefit on loss before income tax benefit are as follows:

                                   Years Ended February 28
(Amounts in thousands)          1999        1998       1997
------------------------------------------------------------

Current:
   Federal...................  $(23,773)  $(17,101)  $(6,976)
   State.....................    (2,546)    (2,913)   (1,301)
                               -----------------------------
                                (26,319)   (20,014)   (8,277)
                               -----------------------------
Deferred:
   Federal...................    10,945     (1,259)    1,689
   State.....................       339       (608)      (23)
                               -----------------------------
                                 11,284     (1,867)    1,666
                               -----------------------------
Income tax benefit...........  $(15,035)  $(21,881)  $(6,611)
                               -----------------------------

     The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                      Years Ended February 28
                                     1999       1998      1997
---------------------------------------------------------------

Federal statutory income
   tax rate....................      35.0%      35.0%     35.0%
State and local income taxes,
   net of Federal benefit......       4.0        4.0       6.5
                                     --------------------------
Effective income tax rate......      39.0%      39.0%     41.5%
                                     --------------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28, 1999 and 1998 are as follows:

(Amounts in thousands)                       1999      1998
------------------------------------------------------------

Deferred tax assets:
   Deferred revenue.....................      $130      $231
   Accrued expenses.....................     2,970     6,106
   Other................................       184         -
                                           -----------------
      Total gross deferred tax assets...     3,284     6,337
                                           -----------------
Deferred tax liabilities:
   Depreciation.........................     4,435     1,488
   Inventory capitalization.............     4,620     2,807
   Gain on sales of receivables.........     4,653     1,950
   Other................................     1,375       607
                                           -----------------
      Total gross deferred tax liabilities  15,083     6,852
                                           -----------------
Net deferred tax liability..............   $11,799      $515
                                           -----------------

     In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, management believes that it is more likely than not that the gross deferred tax assets at February 28, 1999 and 1998, will be realized by the CarMax Group; therefore, no valuation allowance is necessary.

9. CAPITAL STOCK AND STOCK INCENTIVE PLANS
(A) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each CarMax Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated and reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.
     The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series E which are related to similar rights held by Circuit City Group shareholders.

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

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of CarMax Stock. Shares are awarded in the name of the employee, who has all the rights of a stockholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire five years from the date of grant. In fiscal 1999, restricted stock awards for 100,000 shares were granted to eligible employees. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 1999, a total of $426,600 was charged to CarMax Group operations ($77,700 in fiscal 1998). As of February 28, 1999, 120,000 restricted shares were outstanding.

TABLE 1                                            1999                           1998                           1997
---------------------------------------------------------------------------------------------------------------------------------

                                                    Weighted Average               Weighted Average              Weighted Average
(Shares in thousands)                     Shares     Exercise Price      Shares     Exercise Price     Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year........  4,822           $1.49          4,769           $0.51          4,278          $0.22
Granted.................................    205            8.63            413           13.04            961           1.68
Exercised...............................   (543)           0.22           (273)           0.22              -           -
Cancelled...............................   (104)          10.54            (87)           6.36           (470)          0.27
                                          -----                          -----                          -----
Outstanding at end of year..............  4,380           $1.77          4,822           $1.49          4,769          $0.51
                                          -----                          -----                          -----
Options exercisable at end of year......  1,566           $0.96            762           $0.37              -          $   -
                                          -----                          -----                          -----
--------------------------------------------------------------------------------------------------------------------------------

TABLE 2                                                  Options Outstanding                          Options Exercisable
--------------------------------------------------------------------------------------------------------------------------------

                                                         Weighted Average
(Shares in thousands)                         Number         Remaining    Weighted Average         Number       Weighted Average
Range of Exercise Prices                    Outstanding  Contractual Life  Exercise Price       Exercisable      Exercise Price
--------------------------------------------------------------------------------------------------------------------------------

$ 0.22....................................... 3,692            3.0             $0.22               1,476             $0.22
  4.00 to  9.19..............................   448            5.0              7.84                  23              9.17
 12.94 to 16.31..............................   240            5.2             14.34                  67             14.39
                                              -----                                                -----
Total........................................ 4,380            3.3             $1.77               1,566             $0.96
                                              -----                                                -----
--------------------------------------------------------------------------------------------------------------------------------

(D) EMPLOYEE STOCK PURCHASE PLAN: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. The CarMax Plan was started in April 1997 and allows eligible employees to purchase shares of CarMax Stock, subject to certain limitations, at 85 percent of market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 1999, a total of 138,693 shares remained available under the CarMax Plan. During fiscal 1999, 268,532 shares were issued to or purchased on the open market on behalf of the employees (92,775 in fiscal 1998). The average price per share was $7.56 in fiscal 1999 and $12.73 in fiscal 1998. The purchase price discount is charged to CarMax Group operations and totaled $268,100 in fiscal 1999 and $160,900 in fiscal 1998.

(E) STOCK INCENTIVE PLANS: In fiscal 1998, options that were outstanding as of February 28, 1997, to purchase shares of stock of the corporate entity comprising the CarMax Group were converted into options to purchase CarMax Stock. Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees, and outside directors to purchase shares of CarMax Stock. The exercise price for nonqualified options granted under the 1994 plan is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over various periods ranging from one to seven years from the date of grant.
     A summary of the status of the CarMax Group's stock options and changes during the years ended February 28, 1999, 1998 and 1997 are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 1999.
     The CarMax Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the CarMax
Group's net loss and net loss per share would have been increased to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 1999 may not be representative of the pro forma effects on net earnings for future years.


(Amounts in thousands               Years Ended February 28
except per share data)              1999     1998       1997
-------------------------------------------------------------

Net loss-as reported.............  $5,457   $7,763       $266
Net loss-pro forma...............   5,537    7,824        268
Net loss per share-as reported...   $0.24    $0.35      $0.01
Net loss per share-pro forma.....    0.24     0.36       0.01

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                    1999      1998       1997
-------------------------------------------------------------

Expected dividend yield...........   -          -         -
Expected stock volatility.........  50%        50%       40%
Risk-free interest rates..........   6%         6%        6%
Expected lives (in years).........   3          3         4

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the CarMax Group is $3 in fiscal 1999, $6 in fiscal 1998 and $0.70 in fiscal 1997.

10. NET LOSS PER SHARE
The calculation of net loss per share is presented below:

(Amounts in thousands               Years Ended February 28
except per share data)             1999      1998       1997
-------------------------------------------------------------

Weighted average common
   shares......................   22,604    22,001     21,860
                                  ---------------------------
Loss available to common
   shareholders................   $5,457    $7,763       $266
                                  ---------------------------
Net loss per share.............    $0.24     $0.35      $0.01
                                  ---------------------------

     The CarMax Group had no diluted net loss per share because the Group had net losses for the periods presented.

11. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 80,000 shares of Circuit City Stock at February 28, 1999 and 1998.

     Eligible employees of the CarMax Group participate in the Company's plan. Pension costs for these employees have been allocated to the CarMax Group based on its proportionate share of the projected benefit obligation. The following tables set forth the CarMax Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)                            1999      1998
----------------------------------------------------------------

Change in benefit obligation:
Benefit obligation at beginning of year....       $958      $521
Service cost...............................        525       219
Interest cost..............................         67        39
Actuarial loss.............................      1,015       179
                                                ----------------
Benefit obligation at end of year..........     $2,565      $958
                                                ----------------

Change in plan assets:
Fair value of plan assets at beginning of year  $1,242      $895
Actual return on plan assets...............         69       185
Employer contributions.....................        242       162
                                                ----------------
Fair value of plan assets at end of year...     $1,553    $1,242
                                                ----------------

Reconciliation of funded status:
Funded status..............................    $(1,012)     $284
Unrecognized actuarial loss (gain).........      1,063        (2)
Unrecognized transition asset..............         (8)      (11)
Unrecognized prior service benefit.........         (8)       (9)
                                               -----------------
Net amount recognized......................        $35      $262
                                               -----------------

     The components of net pension expense are as follows:

                                         Years Ended February 28
(Amounts in thousands)                     1999    1998    1997
----------------------------------------------------------------

Service cost............................   $525    $219    $162
Interest cost...........................     67      39      34
Expected return on plan assets..........   (119)    (73)    (55)
Amortization of prior service cost......     (1)     (1)     (1)
Amortization of transitional asset......     (3)     (3)     (3)
Recognized actuarial loss...............      -      17      17
                                           --------------------
Net pension expense.....................   $469    $198    $154
                                           --------------------

     Assumptions used in the accounting for the pension plan were:

                                        Years Ended February 28
                                          1999    1998    1997
--------------------------------------------------------------

Weighted average discount rate.........   6.8%    7.0%    7.5%
Rate of increase in compensation levels   5.0%    5.0%    5.5%
Expected rate of return on plan assets.   9.0%    9.0%    9.0%
                                          --------------------

12. LEASE COMMITMENTS
The CarMax Group conducts substantially all of its business in leased premises. The CarMax Group's lease obligations are based upon contractual minimum rates. Rental expenses for all operating leases were $23,521,000 in fiscal 1999, $11,421,000 in fiscal 1998 and $6,019,000 in fiscal 1997. Most leases provide that the CarMax Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.
     The initial term of most real property leases will expire within the next 22 years; however, most of the leases have options providing for additional lease terms of 10 years to 20 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the CarMax Group, as of February 28, 1999, were:

                                                    Operating
(Amounts in thousands)                                Lease
Fiscal                                             Commitments
--------------------------------------------------------------

2000..............................................   $30,965
2001..............................................    30,312
2002..............................................    29,059
2003..............................................    28,837
2004..............................................    28,836
After 2004........................................   451,538
                                                    --------
Total minimum lease payments......................  $599,547
                                                    --------

     In fiscal 1999, the Company entered into sale-leaseback transactions on behalf of the CarMax Group with unrelated parties at an aggregate selling price of $131,750,000 ($98,098,000 in fiscal 1998 and $16,450,000 in fiscal 1997).
Neither the Company nor the CarMax Group has continuing involvement under the sale-leaseback transactions.

13. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
(A) ADVERTISING EXPENSE: Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $50,042,000 (3.4 percent of net sales and operating revenues) in fiscal 1999, $29,621,000 (3.4 percent of net sales and operating revenues) in fiscal 1998 and $11,493,000 (2.3 percent of net sales and operating revenues) in fiscal 1997.

(B) IMPAIRMENT LOSS: In the fourth quarter of fiscal 1998, CarMax recorded an impairment loss of $11.5 million related to the closure and eventual disposal of its centralized reconditioning facilities and costs associated with excess property at some locations. The centralized reconditioning facilities were closed in fiscal 1998 when experience proved that in-store reconditioning was more efficient. The excess property was purchased as part of retail sites. Both the reconditioning facilities and portions of the excess property were disposed of in fiscal year 1999, and the remaining excess property is expected to be disposed of within the next fiscal year.
     Of the total impairment loss, the CarMax Group recorded a $9.7 million loss for impairment of long-lived assets as required by SFAS No. 121. The charge represents the difference between the carrying value and the estimated fair value of the assets less any disposal costs. The estimated fair value is based on sales prices for comparable assets or expected future cash flows. In addition, CarMax recorded a $1.8 million long-term liability for an operating lease where events indicated that the lease value was impaired. This loss is calculated as the difference between the present value of the required rental payments on the original lease obligations and the present value of the future rental receipts that are expected from subleasing the property. This liability was relieved during fiscal year 1999 as part of the disposition of the related property.

14. INTEREST RATE SWAPS
The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. The Company entered into four 40-month amortizing swaps with notional amounts totaling approximately $162 million in fiscal 1998 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $499 million at February 28, 1999, $224 million at February 28, 1998, and $114 million at February 28, 1997.
     Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 28, 1999, would result in a loss of $2.2 million and at February 28, 1998, would result in a loss of $1.9 million.
     The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.

15. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the CarMax Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operations.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands   First Quarter        Second Quarter       Third Quarter        Fourth Quarter            Year
except per share data) 1999       1998      1999       1998      1999       1998      1999       1998       1999       1998
-----------------------------------------------------------------------------------------------------------------------------

Net sales and operating
   revenues......... $346,363  $177,554   $400,031  $206,433   $345,940  $227,086   $373,964   $263,133 $1,466,298   $874,206
                     --------------------------------------------------------------------------------------------------------
Gross profit........  $39,896   $16,629    $46,202   $18,870    $39,760   $15,357    $46,408    $22,651   $172,266    $73,507
                     --------------------------------------------------------------------------------------------------------
Net loss............  $ 3,215   $ 1,223    $ 2,965   $ 1,740    $ 7,331   $ 9,141   $ 10,003   $ 22,119   $ 23,514   $ 34,223
                     --------------------------------------------------------------------------------------------------------
Net loss attributed to
   CarMax Stock.....    $ 736     $ 275      $ 685     $ 393    $ 1,701   $ 2,075    $ 2,335    $ 5,020    $ 5,457    $ 7,763
                     --------------------------------------------------------------------------------------------------------
Net loss per share.    $ 0.03    $ 0.01     $ 0.03    $ 0.02     $ 0.07    $ 0.09     $ 0.10     $ 0.23     $ 0.24     $ 0.35
                     --------------------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:
We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 28, 1999 and 1998 and the related statements of operations, group equity (deficit) and cash flows for each of the fiscal years in the three-year period ended February 28, 1999. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the CarMax Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the Circuit City Group.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 28, 1999 and 1998 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 1999 in conformity with generally accepted accounting principles.

/s/KPMG LLP
Richmond, Virginia
April 2, 1999

MANAGEMENT'S REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:
The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries, as well as the financial statements of the Circuit City Group and the CarMax Group, have been prepared under the direction of management, which is responsible for their integrity and objectivity. These financial statements have been prepared in conformity with generally accepted accounting principles, except for the Circuit City Group which has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Generally accepted accounting principles require that the CarMax Group be consolidated with the Circuit City Group. However, management feels the manner in which the Circuit City Group is presented more clearly indicates the performance of the Circuit City business and the Company's investment in Digital Video Express. The financial statements include amounts that are the best estimates and judgments of management with consideration given to materiality.
     Management is responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that the Company's established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.
     The Company's and the Groups' financial statements have been audited by KPMG LLP, independent auditors. Their Independent Auditors' Reports, which are based on audits made in accordance with generally accepted auditing standards, express opinions as to the fair presentation in conformity with generally accepted accounting principles of the financial statements. In performing their audits, KPMG LLP considers the Company's internal control structure to the extent it deems necessary in order to issue its opinions on the Company's and the Groups' financial statements.
     The audit committee of the board of directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to assure each is properly discharging its responsibilities. KPMG LLP and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.



/s/Richard L. Sharp
Richard L. Sharp
Chairman and Chief Executive Officer


/s/Michael T. Chalifoux
Michael T. Chalifoux
Executive Vice President, Chief Financial Officer and
Corporate Secretary
April 5, 1999


COMMON STOCK

The common stock of Circuit City Stores, Inc. includes two series: Circuit City Stores, Inc.-Circuit City Group Common Stock and Circuit City Stores, Inc.-CarMax Group Common Stock. Both Group stocks are traded on the New York Stock Exchange. The quarterly dividend data shown below applies to the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock since it pays no dividends at this time.

                                     Circuit City Group                                             CarMax Group
               ---------------------------------------------------------------        ----------------------------------------

                     Market Price of Common Stock                  Dividends                Market Price of Common Stock
Fiscal               1999                    1998               1999     1998               1999                   1998
------------------------------------------------------------------------------------------------------------------------------

                HIGH        LOW         HIGH        LOW                                HIGH      LOW          HIGH       LOW
------------------------------------------------------------------------------------------------------------------------------

1st..........  $49.63     $37.56       $40.88     $30.88       $.035     $.035        $13.50    $8.63        $20.13     $13.50
2nd..........  $54.50     $29.94       $39.88     $33.13       $.035     $.035        $11.00    $5.56        $15.38     $12.63
3rd..........  $39.56     $28.81       $45.50     $31.00       $.035     $.035         $8.00    $3.63        $18.50     $11.38
4th..........  $64.13     $35.38       $39.56     $31.38       $.035     $.035         $5.75    $3.94        $12.06      $6.50
               ---------------------------------------------------------------------------------------------------------------
Total                                                          $.140     $.140
                                                               ---------------