Form 10-K, Exhibit 13
period 2000-02-29
CIRCUIT CITY STORES INC
filed 2000-05-23
CIK 104599

REPORTED HISTORICAL INFORMATION

(Amounts in thousands except per share data)             2000            1999           1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Net sales and operating revenues.................... $12,614,390     $10,810,468     $8,870,797    $7,663,811     $7,029,123
Earnings from continuing operations................. $   327,830     $   211,470     $  124,947    $  144,234     $  184,184
Loss from discontinued operations................... $  (130,240)    $   (68,546)    $  (20,636)   $   (7,820)    $   (4,809)
Net earnings........................................ $   197,590     $   142,924     $  104,311    $  136,414     $  179,375
Net earnings (loss) per share:
   Circuit City Group:
      Basic:
         Continuing operations...................... $      1.63     $      1.09     $     0.68    $     0.74     $     0.95
         Discontinued operations.................... $     (0.65)    $     (0.34)    $    (0.11)   $    (0.04)    $    (0.02)
         Net earnings............................... $      0.98     $      0.75     $     0.57    $     0.70     $     0.93
      Diluted:
         Continuing operations...................... $      1.60     $      1.08     $     0.67    $     0.73     $     0.94
         Discontinued operations.................... $     (0.64)    $     (0.34)    $    (0.10)   $    (0.04)    $    (0.02)
         Net earnings............................... $      0.96     $      0.74     $     0.57    $     0.69     $     0.92
   CarMax Group:
      Basic......................................... $      0.01     $     (0.24)    $    (0.35)   $    (0.01)    $        -
      Diluted....................................... $      0.01     $     (0.24)    $    (0.35)   $    (0.01)    $        -
Total assets........................................ $ 3,955,348     $ 3,445,266     $3,231,701    $3,081,173     $2,526,022
Long-term debt, excluding current installments...... $   249,241     $   426,585     $  424,292    $  430,290     $  399,161
Deferred revenue and other liabilities.............. $   130,020     $   112,085     $  145,107    $  166,295     $  214,001
Cash dividends per share paid on
   Circuit City Group common stock.................. $      0.07     $      0.07     $     0.07    $     0.07     $     0.06
                                                     =======================================================================

See notes to consolidated financial statements.

         CIRCUIT CITY STORES, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City stores and related operations and the Group's retained interest in the CarMax Group. The effects of the retained interest in the CarMax Group on the Circuit City Group's financial statements are identified by the term "Inter-Group." Over the three-year period discussed in this annual report, the financial results for the Company and the Circuit City Group also have included the Company's investment in Digital Video Express, which has been discontinued. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, the net earnings or losses attributed to the Inter-Group Interest are not included in the CarMax Group's per share calculations.

The following discussion and analysis refers to Circuit City Stores, Inc., which includes the operations related to both Groups. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for each Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for Circuit City Stores, Inc. increased 17 percent in fiscal 2000 to $12.61 billion. In fiscal 1999, total sales increased 22 percent to $10.81 billion from $8.87 billion in fiscal 1998.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
                  Circuit City      Circuit City           CarMax
                  Stores, Inc.         Group                Group
                  ------------------------------------------------------
Fiscal               Total        Total  Comparable    Total  Comparable
------------------------------------------------------------------------
2000................  17%          13%       8 %        37%       2 %
1999................  22%          17%       8 %        68%      (2)%
1998................  16%          12%      (1)%        71%       6 %
1997................   9%           6%      (8)%        85%      23 %
1996................  26%          23%       5 %       258%      12 %

THE CIRCUIT CITY GROUP. During the past five years, industry growth, the addition of new product categories and geographic expansion of the Group's Superstore base have made varying contributions to total sales growth. Early in the period, geographic expansion and the addition of product categories such as personal computers were the primary contributors to growth. In fiscal 1996, a 25 percent increase in Superstore square footage, which included entry into 19 markets, was a significant contributor to the Group's total sales growth. In that same year, home office products rose to 26 percent of sales from 20 percent in the prior year. From mid fiscal 1996 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. Management believes that this period of industry growth, driven by digital product technology, can last throughout the decade and will be the primary contributor to the Group's total sales growth in the foreseeable future.

Fiscal 2000 sales  reflected  strong  consumer  demand  across all major product categories. Home office was the strongest category, reflecting continued increases in household penetration of personal computers, increased consumer use of the Internet and new capabilities such as digital imaging and digital audio recording. In the consumer electronics categories, the Circuit City Group experienced significant demand for better-featured products and new technologies, including DVD players, DIRECTV, digital camcorders, wireless communications and big-screen televisions.

In most states, the Circuit City Group sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, the Company has no contractual liability to the customer. In states where third-party warranty sales are not permitted, the Group sells a Circuit City extended warranty for which the Company is the primary obligor. Gross dollar sales from all extended warranty programs were 5.4 percent of the Group's total sales in fiscal years 2000 and 1999, compared with
5.5 percent in fiscal 1998. Total extended warranty revenue, which is reported in the Group's total sales, was 4.4 percent of sales in fiscal 2000 and 4.6 percent of sales in fiscal years 1999 and 1998. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 4.1 percent of the Group's total sales in fiscal years 2000 and 1999 and 3.6 percent of the Group's total sales in fiscal 1998. The increase in third-party extended warranty revenue reflects the conversion of stores in 13 states to third-party warranty sales since early fiscal 1998.

THE CARMAX GROUP. During the past five years, geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises have been the primary contributors to CarMax's total sales growth. During the second half of fiscal 1998, the CarMax Group's used-car sales began to fall below management's expectations. New-car sales remained strong. These trends continued through fiscal 1999 when strong comparable store sales growth in new cars was more than offset by the weak used-car sales trend.

Late in fiscal 1999, CarMax adopted a hub and satellite operating strategy in existing multi-store markets. In fiscal 1999, five superstores were converted to satellite locations in the Miami, Houston, Dallas and Chicago markets. Under the hub and satellite operating process, a satellite store uses the reconditioning, purchasing and business office operations of a nearby hub store. The display capacity and consumer offer are identical in both the hub and satellite stores. A prototypical satellite store operates on a four- to six-acre site with a 12,000- to 14,000-square-foot facility that houses sales offices, a showroom and four to seven service bays for regular maintenance and warranty service. At the end of fiscal 1999, CarMax classified two stores as prototype satellite stores.

In fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets. During the year, CarMax opened one used-car superstore in Nashville, Tenn., and one in Duarte, Calif. CarMax converted one existing store into a satellite operation. In the markets of Dallas/Fort Worth and Houston, CarMax added two prototypical satellite stores at year-end. The sales pace at CarMax's used-car superstores, including those stores with integrated new-car franchises, improved, and the Group generated comparable store sales growth for the last two quarters and for the fiscal year.

In fiscal 2000, CarMax also opened five stand-alone new-car stores, relocated its Laurel, Md., Toyota franchise next to its Laurel superstore and acquired a Nissan franchise that was added to an existing used-car superstore location in the Washington, D.C./Baltimore market. While the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations, management was disappointed in the performance of the stand-alone new-car stores during fiscal 2000. Although operations at these stores have improved significantly versus their levels prior to acquisition, they remain below management's expectations. CarMax is actively pursuing opportunities to integrate or co-locate as many of these franchises with existing used-car superstores as possible.

Late in fiscal 2000, CarMax's primary competitor exited the used-car superstore business. Management believes their exit from the Dallas/Fort Worth, Houston, San Antonio, Tampa and Miami markets, where the two companies competed, will help eliminate consumer confusion over the two offers and increase customer flow for CarMax.

In most states, CarMax sells extended warranties on behalf of an unrelated third party who is the primary obligor. Under this third-party warranty program, the Company has no contractual liability to the customer. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty for which the Company is the primary obligor. Gross dollar sales from all extended warranty programs were 3.7 percent of the Group's total sales in fiscal 2000, 4.3 percent in fiscal 1999 and 3.8 percent in fiscal 1998. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. The fiscal 1999 increase reflects pricing adjustments and a higher penetration rate achieved by extending warranty coverage to more vehicles. Total extended warranty revenue, which is reported in the Group's total sales, was 1.6 percent of total sales in fiscal 2000, 2.0 percent in fiscal 1999 and 1.5 percent in fiscal 1998. Third-party extended warranty revenue was

1.6 percent of total sales in fiscal 2000, 1.9 percent in fiscal 1999 and 1.4 percent in fiscal 1998.

IMPACT OF INFLATION. Inflation has not been a significant contributor to the Company's results. For the Circuit City Group, average retail prices have declined in virtually all product categories during the past three years. Although product introductions could help reverse this trend in selected areas, management expects no significant short-term change overall. Because the Group purchases substantially all products in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

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

Cost of Sales, Buying and Warehousing
The gross profit margin was 22.7 percent of sales in fiscal 2000 and fiscal 1999 compared with 23.0 percent in fiscal 1998. The fiscal 2000 gross profit margin includes higher gross profit margins for both the Circuit City and CarMax businesses. The Circuit City improvement reflects a higher percentage of sales from better-featured products and newer technologies, which carry higher gross margins, partly offset by the strength in personal computer sales, which carry lower gross margins. Continued improvements in inventory management also contributed to the Circuit City Group's gross margin increase. At the end of fiscal 1998, CarMax instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronic accessory sales. The success of this plan was the significant contributor to improved gross profit margins for that business in both fiscal 2000 and fiscal 1999. The significant increase in new-car sales as a percentage of total sales partly offset the improvements since new vehicles carry lower gross profit margins than used vehicles. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax reduces the Company's overall gross profit margin even though the CarMax Group's gross profit margin increased from fiscal 1999 to fiscal 2000. The Company's fiscal 1999 gross profit margin reflects, for the Circuit City Group, the strength of the personal computer business and the competitive price environment partly offset by better inventory management and increased sales of better-featured products and, for the CarMax Group, the impact of the profit improvement plan partly offset by the increase in new-car sales as a percentage of total sales.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 18.3 percent of sales in fiscal 2000, compared with 19.3 percent of sales in fiscal 1999 and 20.5 percent of sales in fiscal 1998. The fiscal 2000 expense ratio primarily reflects expense leverage from the comparable store sales increase for the Circuit City Group and expense leverage from the total and comparable store sales increases and productivity improvements resulting from the slower expansion rate, implementation of the hub and satellite operating strategy and operating expense controls for the CarMax Group. The improvement at CarMax was partly offset by $4.8 million in lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. The lower expense ratio in fiscal 1999 compared with fiscal 1998 primarily reflects the expense leverage generated by the Circuit City Group's comparable store sales increase. CarMax's expense ratio exceeded expectations in both years, reflecting the costs associated with expansion and below-plan sales in both years. Because CarMax operates with a lower expense structure, it reduces the Company's overall expense-to-sales ratio. Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.2 percent of sales in fiscal 2000, fiscal 1999 and fiscal 1998. Interest expense was incurred on debt used to fund store expansion and working capital, including inventory.

Earnings from Continuing Operations
Earnings from continuing operations for Circuit City Stores, Inc. increased 55 percent to $327.8 million in fiscal 2000. The increase reflects a 39 percent earnings increase achieved by the Circuit City business and a profit achieved by the CarMax Group. In fiscal 1999, earnings from continuing operations were $211.5 million compared with earnings from continuing operations of $124.9 million in fiscal 1998.

Loss from Discontinued Operations
On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Company's statements of earnings for the periods presented.

For fiscal 2000, the loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million. The loss from the discontinued operations of Divx totaled $68.5 million after an income tax benefit of $42.0 million in fiscal 1999 and $20.6 million after an income tax benefit of $12.6 million in fiscal 1998.

In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

Net Earnings
Net earnings for the Company increased 38 percent to $197.6 million in fiscal 2000. In fiscal 1999, net earnings rose 37 percent to $142.9 million from $104.3 million in fiscal 1998.

Operations Outlook
For the Circuit City business, management expects that industry growth, primarily driven by the introduction of better-featured products and new technologies, will be the primary contributor to sales and earnings growth during the coming decade. Management anticipates that growth in the household penetration of products and services such as digital television, direct broadcast satellite systems, wireless communications, digital camcorders, DVD players, multi-function set-top boxes and broadband Internet access will contribute significantly to overall sales and earnings growth.

In fiscal 2001, the Circuit City Group will build on initiatives begun in fiscal 2000. The planned 25 new Superstores and all 571 existing Superstores will feature new displays designed to highlight the latest advances in technology. The Circuit City Group also will remodel 30 to 35 stores in the Richmond, Va., and the Miami, West Palm Beach, Tampa, Fort Myers and Orlando, Fla., markets. These remodeled Superstores will allow management to test a concept dedicated to consumer electronics and home office products. Superstores opened after the first fiscal quarter also will be dedicated to consumer electronics and home office products. In the remodel markets, Circuit City will test approximately six stand-alone major appliance stores to create better selling space for the new technologies in the appliance business and to increase consumer awareness of Circuit City's appliance offering. Management anticipates that the industry's growth, geographic expansion of Circuit City's Superstore concept, Superstore remodeling and continued strong operating controls will enable the Circuit City business to generate earnings growth of 20 percent to 25 percent in fiscal 2001.

In fiscal 2001, CarMax's management will continue to focus on revenue growth and operating margin enhancement in existing CarMax markets. Management will concentrate on the hub and satellite operating strategy for its used-car superstores and seek new-car franchises to integrate or co-locate with used-car superstores. Management anticipates that in fiscal 2001 and beyond new stores will be smaller "A" stores or satellite locations. Management believes that continued sales and profit improvement in the Group's existing markets will result in solid profitability in fiscal 2001 and allow the Group to resume moderate and profitable geographic growth thereafter.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for quarters for fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and requires that an entity recognize those items as either assets or liabilities and measure them at fair value. The Company does not expect SFAS No. 133 to have a material impact on its financial position, results of operations or cash flows.

FINANCIAL CONDITION
Liquidity and Capital Resources
In fiscal 2000, net cash provided by operating activities of continuing operations was $593.5 million compared with $309.5 million in fiscal 1999 and $228.2 million in fiscal 1998. The fiscal 2000 increase primarily reflects increased earnings from the Circuit City and CarMax businesses and increases in accounts payable for both Groups, partly offset by increases in inventory for both Groups. The fiscal 1999 increase primarily reflects a decrease in net accounts receivable and higher earnings for the Circuit City business, partly offset by increased inventory for both Circuit City and CarMax.

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

During fiscal 2000, a term loan totaling $175 million and due in May 2000 was classified as a current liability. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the February 1997 CarMax Group equity offering and short- and long-term debt. Capital expenditures of $222.3 million in fiscal 2000 reflect construction for Circuit City and CarMax stores opened or remodeled during the year and a portion of the stores opening in fiscal 2001. The sale-leaseback and landlord reimbursement transactions in fiscal 2000 totaled $100.2 million.

Capital expenditures of $352.4 million in fiscal 1999 and $575.9 million in fiscal 1998 were largely incurred in connection with the Company's expansion programs. Sale-leaseback and landlord reimbursement transactions were $273.6 million in fiscal 1999 and $297.1 million in fiscal 1998.

During fiscal 2000, the CarMax Group acquired the Chrysler-Plymouth-Jeep franchise rights and the related assets of Prince Chrysler-Plymouth-Jeep Company and the franchise rights and the related assets of LAX Dodge, Inc. in the Los Angeles market; the Jeep franchise rights and the related assets of Red Bird Jeep-Eagle and the franchise rights of Hilltop Chrysler-Plymouth, Inc. in the Dallas market; the franchise rights and related assets of Fairway Chrysler-Plymouth-Jeep, Inc. in the Orlando market; and the Nissan franchise rights and related assets of Town & Country Pontiac Nissan, Inc. in the
Washington   D.C./Baltimore   market  for  a  total  of  $34.8  million.   These
acquisitions were financed through cash resources. Costs in excess of the acquired net tangible assets, which are primarily inventory, have been recorded as goodwill and covenants not to compete.

During fiscal 1999, the CarMax Group acquired the Toyota franchise rights and the related assets of Laurel Automotive Group, Inc. in the Washington D.C./Baltimore market; the franchise rights and the related assets of Mauro Auto Mall, Inc. in the Chicago market; the franchise rights and the related assets of Nissan of Greenville, Inc. in the Greenville, S.C., market; and the Mitsubishi franchise rights and the related assets of Boomershine

Automotive, Inc. in the Atlanta market for a total of $49.6 million. These acquisitions were financed through cash payments totaling $41.6 million and the issuance of two promissory notes totaling $8.0 million. Costs in excess of the acquired net tangible assets, which are primarily inventory, were recorded as goodwill and covenants not to compete.

Receivables generated by the Company's finance operations are funded through securitization transactions that allow the operations to sell their receivables while retaining a small interest in them. The Circuit City Group's finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.85 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.75 billion in receivables related to the operation's bank card programs. Receivables securitized under the master trust facilities totaled $2.79 billion at February 29, 2000. In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 2000, that program allowed for the transfer of up to $500 million in automobile loan receivables. In October 1999, the Company formed a second securitization facility on behalf of the CarMax Group that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 29, 2000, the program had a capacity of $559.5 million. Securitized receivables on behalf of the CarMax Group totaled $887.2 million at the end of fiscal 2000. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing rights retained. Management expects that these securitization programs can be expanded to accommodate future receivables growth for both businesses.

In fiscal 1999, CarMax entered into a one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement had a total program capacity of $160 million at February 29, 2000, and was created to provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. During fiscal 2000 and fiscal 1999, the CarMax Group financed no inventory under this arrangement. This financing arrangement was terminated in the first quarter of fiscal 2001.

Capital Structure
Total assets at February 29, 2000, were $3.96 billion, up $510.1 million or 15 percent since February 28, 1999. A $378.1 million increase in cash and a $171.5 million increase in inventory contributed to the increase in total assets.

Over the past three years, expansion for the Groups has been funded with internally generated cash, sale-leaseback transactions, proceeds from the
February  1997 CarMax  equity  offering,  operating  leases and  short-term  and long-term debt. Finance operation receivables have been funded through securitization transactions.

From fiscal 1999 to fiscal 2000, stockholders' equity increased 12 percent to $2.14 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. Higher earnings for the Circuit City business and the CarMax Group, partly offset by the loss on the discontinuance of the Divx business, produced a return on equity of 9.8 percent in fiscal 2000, compared with 7.9 percent in fiscal 1999.

Management anticipates that in fiscal 2001 capital expenditures of approximately $275 million will be funded through a combination of internally generated cash, sale-leaseback transactions and operating leases and that securitization transactions will finance the growth in receivables. At the end of fiscal 2000, the Company maintained a multi-year, $150 million unsecured revolving credit agreement and $370 million in committed seasonal lines that are renewed annually with various banks.

The Groups rely on the external debt of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. All significant financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and inter-group loans.

CAPITALIZATION
Fiscal                                          2000              1999              1998              1997              1996
-------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in millions)                  $      %          $       %         $      %          $      %          $      %
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding
   current installments..................    249.2   10        426.6   17        424.3   18        430.3   19        399.2   23
Other long-term liabilities..............    157.8    6        149.7    6        171.5    7        199.4    9        231.8   14
Total stockholders' equity...............  2,142.2   84      1,905.1   77      1,730.0   75      1,614.8   72      1,063.9   63
                                           ------------------------------------------------------------------------------------
Total capitalization.....................  2,549.2  100      2,481.4  100      2,325.8  100      2,244.5  100      1,694.9  100
                                           ====================================================================================

                                       27

MARKET RISK
The Company manages the private-label and bank card revolving loan portfolios of the Circuit City Group's finance operation and the automobile installment loan portfolio of the CarMax Group's finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Company's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.

Revolving Loans
Interest rates charged on the accounts in the managed private-label and bank card portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 29, 2000, and February 28, 1999, had the following APR structure:

(Amounts in millions)                        2000       1999
-------------------------------------------------------------
Indexed to prime rate....................   $2,631     $2,714
Fixed APR................................      213        243
                                            -----------------
Total....................................   $2,844     $2,957
                                            =================

Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 29, 2000, and February 28, 1999, financings were as follows:

(Amounts in millions)                        2000       1999
-------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations...........   $2,544     $2,568
Fixed-rate securitizations ..............      137        187
Held by the Company:
   For investment .......................      145        162
   For sale..............................       18         40
                                            -----------------
Total....................................   $2,844     $2,957
                                            =================

Automobile Installment Loans
Total principal outstanding for fixed-rate automobile loans at February 29, 2000, and February 28, 1999, was as follows:

(Amounts in millions)                        2000       1999
------------------------------------------------------------
Fixed APR................................    $932       $592
                                             ===============

Financing for these receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital.

Financings at February 29, 2000, and February 28, 1999, were as follows:

(Amounts in millions)                        2000       1999
------------------------------------------------------------
Fixed-rate securitization................    $559       $  -
Floating-rate securitizations
   synthetically altered to fixed........     327        500
Floating-rate securitizations............       1         39
Held by the Company:
   For investment*.......................      22         38
   For sale..............................      23         15
                                             ---------------
Total....................................    $932       $592
                                             ===============

* Held by a bankruptcy remote special purpose company

The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 29, 2000, or February 28, 1999. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, the Company expects to experience relatively little impact if interest rates fluctuate. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
In fiscal 1997, the Company began a Year 2000 date conversion project to address necessary code changes, testing and implementation for its systems. Since the project began, the Company has expensed $17.1 million in project costs, including $3.9 million in fiscal 2000. These costs were in addition to the normal budget for information systems and were funded through operating cash flows. Because the CarMax computer systems were developed in recent years, they did not require significant remediation; therefore, the CarMax Group did not incur any material costs related to the Year 2000 issue. To date, because of the extensive testing and remediation efforts undertaken by the Company prior to January 1, 2000, no material adverse consequences have been experienced by the Circuit City Group or the CarMax Group resulting from the Year 2000 date change, and none are anticipated. In addition, as part of the Company's Year 2000 project, the Company identified its key third-party business partners and coordinated with them to address potential Year 2000 issues. To date, the Company has not experienced any material adverse consequences related to its key third-party business partners, and none are anticipated.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal 2001 and beyond, are forward-looking statements and involve various risks and uncertainties. Factors that could cause the

                                       28
Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following:

(a) changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order;

(b) changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;

(c) the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories the Company sells and changes in the Company's actual merchandise sales mix;

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

(g) changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Company's businesses and the availability of securitization financing for credit card and automobile installment loan receivables;

(h) changes in production or distribution costs or cost of materials for the Company's advertising;

(i) availability of appropriate real estate locations for expansion;

(j) the imposition of new restrictions or regulations regarding the sale of products and/or services the Company sells, changes in tax rules and regulations applicable to the Company or its competitors, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations or any failure to comply with such laws or any adverse change in such laws;

(k) adverse results in significant litigation matters;

(l) changes in levels of competition in the car business from either traditional competitors and/or new nontraditional competitors utilizing auto superstore or other formats;

(m) the inability of the CarMax business to reach expected mature sales and earnings potential; and

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

                                  COMMON STOCK

The common stock of Circuit City Stores, Inc. includes two series: Circuit City Stores, Inc.--Circuit City Group Common Stock and Circuit City Stores, Inc.--CarMax Group Common Stock. Both Group stocks are traded on the New York Stock Exchange. The quarterly dividend data shown below applies to the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock since it pays no dividends at this time.

                                      Circuit City Group*                                     CarMax Group
                 ------------------------------------------------------           --------------------------------
                    Market Price of Common Stock            Dividends               Market Price of Common Stock
                 ----------------------------------     ---------------           --------------------------------
Fiscal                 2000               1999            2000    1999                2000               1999
------------------------------------------------------------------------------------------------------------------
Quarter           HIGH      LOW       HIGH     LOW                                 HIGH    LOW       HIGH     LOW
------------------------------------------------------------------------------------------------------------------
1st...........   $39.19   $25.94     $24.82  $18.78     $.0175   $.0175           $5.50   $3.69     $13.50   $8.63
2nd...........   $52.97   $35.44     $27.25  $14.97     $.0175   $.0175           $7.13   $3.38     $11.00   $5.56
3rd...........   $53.88   $35.00     $19.78  $14.41     $.0175   $.0175           $4.00   $1.75     $ 8.00   $3.63
4th...........   $51.69   $32.50     $32.07  $17.69     $.0175   $.0175           $3.25   $1.31     $ 5.75   $3.94
                 -------------------------------------------------------------------------------------------------
Total                                                   $.0700   $.0700
                                                        ===============


*Circuit City Group stock prices and dividends per share have been adjusted to reflect a two-for-one stock split effective June 30, 1999.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                               Years Ended February 29 or 28
(Amounts in thousands except per share data)                      2000        %         1999          %         1998         %
--------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES............................. $12,614,390   100.0    $10,810,468    100.0    $8,870,797    100.0
Cost of sales, buying and warehousing........................   9,751,833    77.3      8,354,230     77.3     6,827,133     77.0
                                                              ------------------------------------------------------------------
GROSS PROFIT.................................................   2,862,557    22.7      2,456,238     22.7     2,043,664     23.0
                                                              ------------------------------------------------------------------
Selling, general and administrative expenses [NOTE 11].......   2,309,593    18.3      2,086,838     19.3     1,815,275     20.5
Interest expense [NOTE 5]....................................      24,206     0.2         28,319      0.2        26,861      0.2
                                                              ------------------------------------------------------------------
TOTAL EXPENSES...............................................   2,333,799    18.5      2,115,157     19.5     1,842,136     20.7
                                                              ------------------------------------------------------------------
Earnings from continuing operations before income taxes......     528,758     4.2        341,081      3.2       201,528      2.3
Provision for income taxes [NOTE 6]..........................     200,928     1.6        129,611      1.2        76,581      0.9
                                                              ------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS..........................     327,830     2.6        211,470      2.0       124,947      1.4
                                                              ------------------------------------------------------------------
Discontinued operations (NOTE 15):
   Loss from discontinued operations of Divx,
      less income tax benefit................................     (16,215)   (0.1)       (68,546)    (0.7)      (20,636)    (0.2)
   Loss on disposal of Divx, including provision for losses
      during phase-out period, less income tax benefit.......    (114,025)   (0.9)             -       -              -       -
                                                              ------------------------------------------------------------------
Loss from discontinued operations............................    (130,240)   (1.0)       (68,546)    (0.7)      (20,636)    (0.2)
                                                              ------------------------------------------------------------------

NET EARNINGS................................................. $   197,590     1.6    $   142,924      1.3    $  104,311      1.2
                                                              ==================================================================
Net earnings (loss) attributed to [NOTES 1 AND 2]:
   Circuit City Group common stock:
      Continuing operations.................................. $   327,574            $   216,927             $  132,710
      Discontinued operations................................    (130,240)               (68,546)               (20,636)
   CarMax Group common stock.................................         256                 (5,457)                (7,763)
                                                              -----------            -----------             ----------
                                                              $   197,590            $   142,924             $  104,311
                                                              ===========            ===========             ==========
Weighted average common shares [NOTES 2 AND 8]:
   Circuit City Group:
      Basic..................................................     201,345                198,304                196,054
                                                              ===========            ===========             ==========
      Diluted................................................     204,321                200,812                198,408
                                                              ===========            ===========             ==========
   CarMax Group:
      Basic..................................................      23,778                 22,604                 22,001
                                                              ===========            ===========             ==========
      Diluted................................................      25,788                 22,604                 22,001
                                                              ===========            ===========             ==========
NET EARNINGS (LOSS) PER SHARE [NOTES 2 AND 8]:
   Circuit City Group:
      Basic:

         Continuing operations............................... $      1.63            $      1.09             $     0.68
         Discontinued operations.............................       (0.65)                 (0.34)                 (0.11)
                                                              -----------            -----------             ----------
         Net earnings........................................ $      0.98            $      0.75             $     0.57
                                                              ===========            ===========             ==========
      Diluted:
         Continuing operations............................... $      1.60            $      1.08                  $0.67
         Discontinued operations.............................       (0.64)                 (0.34)                 (0.10)
                                                              -----------            -----------             ----------
         Net earnings........................................ $      0.96            $      0.74             $     0.57
                                                              ===========            ===========             ==========
   CarMax Group:
      Basic.................................................. $      0.01            $     (0.24)            $    (0.35)
                                                              ===========            ===========             ==========
      Diluted................................................ $      0.01            $     (0.24)            $    (0.35)
                                                              ===========            ===========             ==========

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                  At February 29 or 28
(Amounts in thousands except share data)                                                      2000                    1999
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents.............................................................. $  643,933              $  265,880
   Net accounts receivable [NOTE 12]......................................................    593,276                 574,316
   Inventory..............................................................................  1,689,209               1,517,675
   Prepaid expenses and other current assets..............................................     16,197                  36,644
                                                                                           ----------------------------------
   TOTAL CURRENT ASSETS...................................................................  2,942,615               2,394,515
   Property and equipment, net [NOTES 4 AND 5]............................................    965,181               1,005,773
   Other assets...........................................................................     47,552                  44,978
                                                                                           ----------------------------------
   TOTAL ASSETS........................................................................... $3,955,348              $3,445,266
                                                                                           ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 5 AND 10]................................   $177,344                  $2,707
   Accounts payable.......................................................................    960,131                 799,733
   Short-term debt [NOTE 5]...............................................................      3,005                   8,016
   Accrued expenses and other current liabilities.........................................    204,561                 143,585
   Deferred income taxes [NOTE 6].........................................................     61,118                   9,764
                                                                                           ----------------------------------
   TOTAL CURRENT LIABILITIES..............................................................  1,406,159                 963,805
   Long-term debt, excluding current installments [NOTES 5 AND 10]........................    249,241                 426,585
   Deferred revenue and other liabilities.................................................    130,020                 112,085
   Deferred income taxes [NOTE 6].........................................................     27,754                  37,661
                                                                                           ----------------------------------
   TOTAL LIABILITIES......................................................................  1,813,174               1,540,136
                                                                                           ----------------------------------
   STOCKHOLDERS' EQUITY [NOTES 1 AND 7]:
   Circuit City Group common stock, $0.50 par value; 350,000,000 shares authorized;
      203,868,000 shares issued and outstanding (100,820,000 in 1999).....................    101,934                  50,410
   CarMax Group common stock, $0.50 par value; 175,000,000 shares authorized;
      25,614,000 shares issued and outstanding (23,116,000 in 1999).......................     12,807                  11,558
   Capital in excess of par value.........................................................    576,574                 575,686
   Retained earnings......................................................................  1,450,859               1,267,476
                                                                                           ----------------------------------
   TOTAL STOCKHOLDERS' EQUITY.............................................................  2,142,174               1,905,130
                                                                                           ----------------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 13, 14 AND 15]
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................................. $3,955,348              $3,445,266
                                                                                           ==================================

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Years Ended February 29 or 28
(Amounts in thousands)                                                           2000               1999              1998
----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net earnings.............................................................. $ 197,590         $  142,924        $  104,311
   Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
      Loss from discontinued operations [NOTE 15]............................    16,215             68,546            20,636
      Loss on disposal of discontinued operations [NOTE 15]..................   114,025                  -                 -
      Depreciation and amortization..........................................   148,164            129,727           114,860
      Loss on disposition of property and equipment..........................        17              3,087            14,093
      Provision for deferred income taxes....................................    43,053             17,235            15,052
      Changes in operating assets and liabilities, net of effects from business acquisitions:
         Decrease in deferred revenue and other liabilities..................   (15,565)           (33,022)          (23,024)
         (Increase) decrease in net accounts receivable......................   (18,922)            23,640           (66,061)
         Increase in inventory...............................................  (184,507)           (97,597)          (18,182)
         Decrease (increase) in prepaid expenses and other current assets....    81,316             31,257            (6,113)
         Decrease (increase) in other assets.................................       240               (607)           10,359
         Increase in accounts payable, accrued expenses and
            other current liabilities........................................   211,850             24,315            62,276
                                                                              ----------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES
      OF CONTINUING OPERATIONS...............................................   593,476            309,505           228,207
                                                                              ----------------------------------------------
INVESTING ACTIVITIES:
   Cash used in business acquisitions [NOTE 3]...............................   (34,849)           (41,562)                -
   Purchases of property and equipment.......................................  (222,268)          (352,384)         (575,860)
   Proceeds from sales of property and equipment.............................   100,151            273,647           297,126
                                                                              ----------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES
      OF CONTINUING OPERATIONS...............................................  (156,966)          (120,299)         (278,734)
                                                                              ----------------------------------------------
FINANCING ACTIVITIES:
   (Payments on) proceeds from issuance of short-term debt, net..............    (5,011)              (960)            5,629
   Principal payments on long-term debt......................................    (2,707)            (1,301)           (6,187)
   Issuances of Circuit City Group common stock, net.........................    50,205             42,165            22,311
   Issuances of CarMax Group common stock, net...............................     3,456              3,983             2,353
   Dividends paid on Circuit City Group common stock.........................   (14,207)           (13,981)          (13,792)
                                                                              ----------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES
      OF CONTINUING OPERATIONS...............................................    31,736             29,906            10,314
                                                                              ----------------------------------------------

CASH USED IN DISCONTINUED OPERATIONS [NOTE 15]...............................   (90,193)           (69,844)          (45,818)
                                                                              ----------------------------------------------
Increase (decrease) in cash and cash equivalents.............................   378,053            149,268           (86,031)
Cash and cash equivalents at beginning of year...............................   265,880            116,612           202,643
                                                                              ----------------------------------------------
Cash and cash equivalents at end of year..................................... $ 643,933         $  265,880        $  116,612
                                                                              ==============================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
   Interest..................................................................  $ 34,389         $   31,858        $   26,697
   Income taxes..............................................................  $ 14,908         $   53,528        $   47,936

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Common Shares Outstanding    Common Stock        Capital In
                                                ------------------------- -------------------
                                                   Circuit City  CarMax  Circuit City  CarMax    Excess of    Retained
(Amounts in thousands except per share data)           Group     Group       Group     Group     Par Value    Earnings      Total
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 1, 1997...........................    98,178    21,860   $ 49,089   $ 10,930    $ 506,823   $1,048,014  $1,614,856
                                                      -----------------------------------------------------------------------------
   Net earnings....................................         -        -           -          -            -      104,311     104,311
   Exercise of common stock options [NOTE 7].......       483       273        241        136        6,790            -       7,167
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]................       173        51         87         26        6,648            -       6,761
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]......................       605        20        302         10       20,214            -      20,526
   Tax benefit from stock issued...................         -         -          -          -        8,013            -       8,013
   Shares cancelled upon reacquisition by Company..      (157)        -        (78)         -       (4,470)           -      (4,548)
   Unearned compensation-restricted stock..........         -         -          -          -      (13,255)           -     (13,255)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share)......................         -         -          -          -            -      (13,792)    (13,792)
                                                      -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1998.......................    99,282    22,204     49,641     11,102      530,763    1,138,533   1,730,039
                                                      -----------------------------------------------------------------------------
   Net earnings....................................         -         -          -          -            -      142,924     142,924
   Exercise of common stock options [NOTE 7].......     1,004       543        502        272       16,945            -      17,719
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]................       429       269        215        134       19,431            -      19,780
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]......................       360       100        180         50       14,588            -      14,818
   Tax benefit from stock issued...................         -         -          -          -        9,523            -       9,523
   Other...........................................        32         -         16          -        1,445            -       1,461
   Shares cancelled upon reacquisition by Company..      (287)        -       (144)         -      (14,239)           -     (14,383)
   Unearned compensation-restricted stock..........         -         -          -          -       (2,770)           -      (2,770)
   Cash dividends-Circuit City Group common
      stock ($0.14 per share)......................         -         -          -          -            -      (13,981)    (13,981)
                                                      -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 1999.......................   100,820    23,116     50,410     11,558      575,686    1,267,476   1,905,130
                                                      -----------------------------------------------------------------------------
   Effect of two-for-one stock split [NOTE 1]......   100,820         -     50,410          -      (50,410)           -           -
   Net earnings....................................         -         -          -          -            -      197,590     197,590
   Exercise of common stock options [NOTE 7].......     2,864     2,027      1,432      1,014       34,232            -      36,678
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]................       502       506        251        253       21,547            -      22,051
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7]......................       346        30        173         15       13,996            -      14,184
   Tax benefit from stock issued...................         -         -          -          -       32,459            -      32,459
   Shares cancelled upon reacquisition by Company..    (1,484)      (65)      (742)       (33)     (52,173)           -     (52,948)
   Unearned compensation-restricted stock..........         -         -          -          -        1,237            -       1,237
   Cash dividends-Circuit City Group common
      stock ($0.07 per share)......................         -         -          -          -            -      (14,207)    (14,207)
                                                      -----------------------------------------------------------------------------

BALANCE AT FEBRUARY 29, 2000.......................   203,868    25,614   $101,934    $12,807     $576,574   $1,450,859  $2,142,174
                                                      =============================================================================

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video
Express, which has been discontinued (see Note 15). The CarMax Group Common Stock is intended to track the performance of the CarMax Group's operations. The Circuit City Group held a 74.7 percent interest in the CarMax Group at February 29, 2000, a 76.6 percent interest at February 28, 1999, and a 77.3 percent interest at February 28, 1998.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Group Stock and holders of CarMax Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Company's consolidated financial statements included herein should be read in conjunction with the financial statements of each Group.

On June 15, 1999, the board of directors declared a two-for-one split of the outstanding Circuit City Group Common Stock in the form of a 100 percent stock dividend. All share, earnings per share and dividends per share calculations for the Circuit City Group included in the accompanying consolidated financial statements reflect this stock split.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Circuit City Group and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS: Cash equivalents of $583,506,000 at February 29, 2000, and $216,129,000 at February 28, 1999, consist of highly liquid debt securities with original maturities of three months or less.

(C) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The present value of the resulting cash flow projections is calculated using a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 29, 2000, and February 28, 1999, cost approximates fair value.

(D) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.

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

(H) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying consolidated balance sheets. Based upon the financial performance of the acquired businesses, the carrying values of intangible assets are periodically reviewed by the Company and impairments are recognized when the expected future undiscounted operating cash flows derived from such intangible assets are less than the carrying values.

(I) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre- opening costs, to be expensed as incurred. Adoption of SOP 98-5 did not have a material impact on the Company's financial position, annual results of operations or liquidity. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.

(J) INCOME TAXES: The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(K) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. Inasmuch as the Company is the primary obligor on these contracts, revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale, since the third parties are the primary obligors under these contracts.

The CarMax Group sells service contracts on behalf of an unrelated third party and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Inasmuch as the Company is the primary obligor on these contracts, all revenue from the sale of the CarMax Group's own service contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, since the third party is the primary obligor under these contracts.

(L) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.

(M) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(N) NET EARNINGS (LOSS) PER SHARE: The Company calculates earnings per share based upon SFAS No. 128, "Earnings per Share." Basic net earnings per share for Circuit City Group Stock is computed by dividing net earnings attributed to Circuit City Group Stock, including the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Stock outstanding. Diluted net earnings per share for Circuit City Group Stock is computed by dividing net earnings attributed to Circuit City Group Stock, which includes the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Stock outstanding and dilutive potential Circuit City Group Stock.

Basic net earnings (loss) per share for CarMax Group Stock is computed by dividing net earnings (loss) attributed to CarMax Group Stock by the weighted average number of shares of CarMax Group Stock outstanding. Diluted net earnings per share for CarMax Group Stock is computed by dividing net earnings attributed to CarMax Group Stock by the weighted average number of shares of CarMax Group Stock outstanding and dilutive potential CarMax Group Stock.

(O) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."

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

The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(Q)  RISKS AND  UNCERTAINTIES:  The  Circuit  City  Group is a leading  national retailer of brand-name consumer electronics, personal computers, major appliances and entertainment software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(R) CORPORATE ALLOCATIONS: The Company manages corporate general and administrative costs and other shared services on a centralized basis. Allocations of these corporate activities and their related expenses to the Groups are based on methods that the Company believes to be reasonable.

The provision for federal income taxes is determined on a consolidated basis. The financial statement provision is reflected in each Group's financial statements in accordance with the Company's tax allocation policy. In general, this policy provides that the consolidated tax provision is allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

(S) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2000.

3. BUSINESS ACQUISITIONS
The CarMax Group acquired the franchise rights and the related assets of six new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000. These acquisitions were financed through available cash resources. During fiscal 1999, CarMax acquired the franchise rights and the related assets for four new-car dealerships for an aggregate cost of $49.6 million. These acquisitions were financed through available cash resources and the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of the acquired franchises have been included in the accompanying consolidated financial statements since the date of acquisition. Unaudited pro-forma information related to these acquisitions is not included as the impact of these acquisitions on the accompanying consolidated financial statements is not material.

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 29 or 28 is summarized as follows:

(Amounts in thousands)                              2000          1999
-------------------------------------------------------------------------
Land and buildings (20 to 25 years)............ $  180,422     $   75,875
Land held for sale.............................     41,850         31,435
Land held for development......................     17,697         28,781
Construction in progress.......................     69,388        179,664
Furniture, fixtures and equipment
   (3 to 8 years)..............................    750,737        705,660
Leasehold improvements
   (10 to 15 years)............................    586,005        549,673
Capital leases, primarily buildings
   (20 years)..................................     12,471         12,471
                                                -------------------------
                                                 1,658,570      1,583,559
Less accumulated depreciation and
   amortization................................    693,389        577,786
                                                 ------------------------
Property and equipment, net.................... $  965,181     $1,005,773
                                                =========================


Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

5. DEBT
Long-term debt at February 29 or 28 is summarized as follows:

(Amounts in thousands)                               2000           1999
-------------------------------------------------------------------------
Term loans.....................................   $405,000       $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.0% to 7.0%...................      5,419          6,564
Obligations under capital leases [NOTE 10].....     12,416         12,728
Note payable...................................      3,750          5,000
                                                  -----------------------
Total long-term debt...........................    426,585        429,292
Less current installments......................    177,344          2,707
                                                  -----------------------
Long-term debt, excluding
   current installments........................   $249,241       $426,585
                                                  =======================

In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 29, 2000, the interest rate on the term loan was 6.29 percent.

In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent. This term loan is due in May 2000 and has been classified as a current liability as of February 29,

2000. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent.

The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 29, 2000, or February 28, 1999.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $8,404,000 at February 29, 2000, and $10,740,000 at February 28, 1999.

In November 1998, the CarMax Group entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.

In fiscal 1999, the CarMax Group entered into a one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement had a total program capacity of $160 million at February 29, 2000, and was created to provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special-purpose company. During fiscal years 2000 and 1999, no inventory was financed by the CarMax Group under this arrangement. This financing arrangement was terminated in the first quarter of fiscal 2001.

The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2001 - $177,344,000;2002 - $132,485,000; 2003 - $102,594,000; 2004 - $1,507,000; 2005 - $2,521,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 29, 2000, and February 28, 1999.

Short-term debt is funded through committed lines of credit and informal credit arrangements, as well as the revolving agreement. Amounts outstanding and committed lines of credit available are as follows:

                                           Years Ended February 29 or 28
(Amounts in thousands)                           2000          1999
---------------------------------------------------------------------
Average short-term debt outstanding..........  $ 44,692      $ 54,505
                                               ======================
Maximum short-term debt outstanding..........  $411,791      $463,000
                                               ======================
Aggregate committed lines of credit..........  $370,000      $370,000
                                               ======================

The weighted average interest rate on the outstanding short-term debt was 5.6 percent during fiscal 2000, 5.1 percent during fiscal 1999 and 5.7 percent during fiscal 1998.

The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. In fiscal 2000, interest capitalized amounted to $3,420,000 ($5,423,000 in fiscal 1999 and $9,638,000 in fiscal 1998).

6. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes from continuing operations are as follows:

                                               Years Ended February 29 or 28
(Amounts in thousands)                         2000          1999        1998
-------------------------------------------------------------------------------
Current:
   Federal.................................  $140,119      $ 99,228     $58,453
   State...................................    17,756        13,148       3,076
                                             ----------------------------------
                                              157,875       112,376      61,529
                                             ----------------------------------
Deferred:
   Federal................................     41,762        16,718      12,801
   State..................................      1,291           517       2,251
                                             ----------------------------------
                                               43,053        17,235      15,052
                                             ----------------------------------
Provision for income taxes................   $200,928      $129,611     $76,581
                                             ==================================


The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                               Years Ended February 29 or 28
                                                2000       1999       1998
---------------------------------------------------------------------------
Federal statutory income tax rate............   35.0%      35.0%      35.0%
State and local income taxes,
   net of Federal benefit....................    3.0        3.0        3.0
                                                ---------------------------
Effective income tax rate....................   38.0%      38.0%      38.0%
                                                ===========================

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 29 or 28 are as follows:

(Amounts in thousands)                           2000         1999
-------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue..........................  $ 1,146    $   8,332
   Inventory capitalization..................    2,609        2,578
   Accrued expenses..........................   33,484       27,080
   Other.....................................    6,330        5,430
                                               --------------------
      Total gross deferred tax assets........   43,569       43,420
                                               --------------------
Deferred tax liabilities:
   Depreciation and amortization.............   51,035       48,035
   Deferred revenue..........................   29,656        6,903
   Gain on sales of receivables..............   18,988       14,990
   Other prepaid expenses....................   26,111       20,210
   Other.....................................    6,651          707
                                               --------------------
      Total gross deferred tax liabilities...   132,441      90,845
                                               --------------------
Net deferred tax liability...................  $ 88,872     $47,425
                                               ====================

Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

7. ASSOCIATE BENEFIT AND STOCK
   INCENTIVE PLANS
(A) 401(k) PLAN: Effective August 1, 1999, the Company sponsors a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's contribution to this plan was $2,475,000 in fiscal 2000.

(B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Stock and CarMax Group Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.

The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Stock shall have one vote and (ii) each outstanding share of CarMax Group Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Stock to a share of Circuit City Group Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Stock or CarMax Group Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 345,644 shares of Circuit City Group Stock and 30,000 shares of CarMax Group Stock were granted to eligible employees in fiscal 2000. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2000, a total of $12,095,900 was charged to operations ($9,167,700 in fiscal 1999 and $5,073,100 in fiscal 1998). As of February 29, 2000, 1,559,966 restricted shares of Circuit City Group Stock and 110,833 restricted shares of CarMax Group Stock were outstanding.

(E) EMPLOYEE STOCK PURCHASE PLANS: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Group Plan and the CarMax Group Plan, eligible employees may purchase shares of Circuit City Group Stock or CarMax Group Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plans, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 29, 2000, a total of 864,046 shares remained available under the Circuit City Group Plan and 1,058,693 shares remained available under the CarMax Group Plan. During fiscal 2000, 501,984 shares of Circuit City Group Stock were issued to or purchased on the open market for employees (858,710 shares in fiscal 1999 and 901,396 shares in fiscal 1998), and 580,000 shares of CarMax Group Stock were issued to or purchased on the open market on behalf of employees (268,532 in fiscal 1999 and 92,775 in fiscal 1998). The average price per share of Circuit City Group Stock purchased under the Plan was $41.70 in fiscal 2000, $21.69 in fiscal 1999 and $18.39 in fiscal 1998. The average price per share of CarMax Group Stock purchased under the Plan was $3.68 in fiscal 2000, $7.56 in fiscal 1999 and $12.73 in fiscal 1998. The Company match or purchase price discount charged to operations totaled $2,903,800 in fiscal 2000, $2,984,500 in fiscal 1999 and $2,670,400 in fiscal 1998.

(F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Stock or CarMax Group Stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors is equal to, or greater than, the market value at the date of grant; for nonqualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant.

A summary of the status of the Company's stock options and changes during the years ended February 29, 2000, and February 28, 1999 and 1998, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 29, 2000.

TABLE 1                                           2000                            1999                            1998
---------------------------------------------------------------------------------------------------------------------------------
                                                 Weighted Average                Weighted Average                Weighted Average
(Shares in thousands)                  Shares     Exercise Price       Shares     Exercise Price       Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Circuit City Group:
Outstanding at beginning of year.....  8,894           $18.25          9,988          $16.00           9,656          $14.88
Granted..............................  1,564            40.75          1,080           21.17           1,452           17.61
Exercised............................ (2,864)           12.65         (2,008)           8.77            (966)           7.50
Cancelled............................   (214)           22.06           (166)          16.80            (154)          14.71
                                      ------                          ------                           -----
Outstanding at end of year...........  7,380           $25.07          8,894          $18.25           9,988          $16.00
                                      ------                          ------                           -----
Options exercisable at end of year...  1,258           $13.89          2,966          $12.02           3,508          $ 9.84
                                      ======                          ======                           =====
CarMax Group:
Outstanding at beginning of year.....  4,380           $ 1.77          4,822          $ 1.49           4,769          $ 0.51
Granted..............................  1,132             5.89            205            8.63             413           13.04
Exercised............................ (2,027)            0.22           (543)           0.22            (273)           0.22
Cancelled............................   (161)            6.94           (104)          10.54             (87)           6.36
                                      ------                          ------                           -----
Outstanding at end of year...........  3,324           $ 3.87          4,380          $ 1.77           4,822          $ 1.49
                                      ------                          ------                           -----
Options exercisable at end of year...  1,203           $ 2.54          1,566          $ 0.96             762          $ 0.37
                                      ======                          ======                           =====

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
Range of Exercise Prices                  Outstanding  Contractual Life    Exercise Price       Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Circuit City Group:
$  9.09 to 14.75.........................    1,723           3.9              $13.51                883              $12.33
  15.18 to 18.00.........................    1,176           4.0               17.31                288               16.74
  18.43 to 25.28.........................      958           4.7               21.12                 87               20.43
  29.50..................................    2,000           2.1               29.50                  -                -
  34.63 to 47.53.........................    1,523           6.0               40.81                  -                -
                                             -----                                                -----
Total....................................    7,380           4.0              $25.07              1,258              $13.89
                                             =====                                                =====
CarMax Group:
$  0.22..................................    1,638           2.0              $ 0.22                934              $ 0.22
   3.90 to 6.06..........................    1,098           5.3                5.89                 19                4.25
   6.25 to 16.31.........................      588           4.0               10.29                250               11.07
                                             -----                                                -----
Total....................................    3,324           3.4              $ 3.87              1,203              $ 2.54
                                             =====                                                =====

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share and the CarMax Group's net earnings
(loss) and net earnings (loss) per share would have been changed to the pro forma amounts indicated in the chart that follows. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2000 may not be representative of the pro forma effects on net earnings (loss) for future years.

(Amounts in thousands                        Years Ended February 29 or 28
except per share data)                        2000         1999       1998
----------------------------------------------------------------------------
Circuit City Group:
Earnings from continuing operations:
   As reported............................ $327,574     $216,927    $132,710
   Pro forma..............................  319,337      211,025     128,035
Net earnings:
   As reported............................ $197,334     $148,381    $112,074
   Pro forma..............................  189,097      142,479     107,399
Earnings per share from continuing
   operations:
   Basic--as reported..................... $   1.63     $   1.09    $   0.68
   Basic--pro forma.......................     1.59         1.06        0.65
   Diluted--as reported................... $   1.60     $   1.08    $   0.67
   Diluted--pro forma.....................     1.56         1.05        0.65
Net earnings per share:
   Basic--as reported..................... $   0.98     $   0.75    $   0.57
   Basic--pro forma.......................     0.94         0.72        0.55
   Diluted--as reported................... $   0.96     $   0.74    $   0.57
   Diluted--pro forma.....................     0.93         0.71        0.54

CarMax Group:
Net earnings (loss):
   As reported............................ $    256     $ (5,457)   $ (7,763)
   Pro forma..............................       75       (5,537)     (7,824)
Net earnings (loss) per share:
   Basic--as reported..................... $   0.01     $  (0.24)   $  (0.35)
   Basic--pro forma.......................     0.00        (0.24)      (0.36)
   Diluted--as reported................... $   0.01     $  (0.24)   $  (0.35)
   Diluted--pro forma.....................     0.00        (0.24)      (0.36)

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                              2000      1999      1998
----------------------------------------------------------------------
Circuit City Group:
Expected dividend yield...................    0.2%      0.4%      0.4%
Expected stock volatility.................     38%       33%       33%
Risk-free interest rates..................      6%        6%        6%
Expected lives (in years).................      5         5         4

CarMax Group:
Expected dividend yield...................      -         -         -
Expected stock volatility.................     62%       50%       50%
Risk-free interest rates..................      6%        6%        6%
Expected lives (in years).................      4         3         3


Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $17 in fiscal 2000, $8 in fiscal 1999 and $7 in fiscal 1998; and for the CarMax Group, $3 in fiscal 2000, $3 in fiscal 1999 and $6 in fiscal 1998.

8. NET EARNINGS (LOSS) PER SHARE
Reconciliations of the numerator and denominator of basic and diluted net earnings (loss) per share are presented below.

(Amounts in thousands                         Years Ended February 29 or 28
except per share data)                           2000       1999       1998
----------------------------------------------------------------------------
Circuit City Group:
Weighted average common shares............     201,345    198,304    196,054
Dilutive potential common shares:
   Options................................       2,145      1,700      1,684
   Restricted stock.......................         831        808        670
                                              ------------------------------
Weighted average common shares
   and dilutive potential common
   shares.................................     204,321    200,812    198,408
                                              ==============================

Earnings from continuing operations
   available to common
   shareholders...........................    $327,574   $216,927   $132,710
                                              ==============================
Basic earnings per share from
   continuing operations..................    $   1.63   $   1.09   $   0.68
                                              ==============================
Diluted earnings per share from
   continuing operations..................    $   1.60   $   1.08   $   0.67
                                              ==============================
CarMax Group:
Weighted average common shares                  23,778     22,604     22,001
Dilutive potential common shares:
   Options................................       1,814          -          -
   Restricted stock.......................         196          -          -
                                              ------------------------------

Weighted average common shares
   and dilutive potential
   common shares..........................      25,788     22,604     22,001
                                              ==============================
Net earnings (loss) available to
   common shareholders....................    $    256   $ (5,457)  $ (7,763)
                                              ==============================
Basic net earnings (loss) per share.......    $   0.01   $  (0.24)  $  (0.35)
                                              ==============================
Diluted net earnings (loss) per share.....    $   0.01   $  (0.24)  $  (0.35)
                                              ==============================

Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 2,900 shares of Circuit City Group Stock ranging from $43.03 to $47.53 per share were outstanding and not included in the calculation at the end of fiscal 2000; 2,000,000 shares at $29.50 per share at the end of fiscal 1999; and 3,020,000 shares ranging from $17.74 to $29.50 per share at the end of fiscal 1998. Options to purchase 1,685,400 shares of CarMax Group Stock ranging from $3.90 to $16.31 per share were outstanding and not included in the calculation at the end of fiscal 2000. Prior to fiscal 2000, dilutive potential common shares of CarMax Group Stock were not included in the calculation of diluted net loss per share because the Group had a net loss for those periods.

9. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Stock at February 29, 2000, and February 28, 1999. Contributions required were $12,123,000 in fiscal 2000, $10,306,000 in fiscal 1999 and $11,642,000 in fiscal 1998. The following tables set forth the Plan's financial status and amounts recognized in the consolidated balance sheets as of February 29 or 28:

(Amounts in thousands)                                2000        1999
-----------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year..........  $112,566    $ 89,124
Service cost.....................................    14,678      11,004
Interest cost....................................     7,557       6,202
Actuarial (gain) loss............................   (16,870)      9,526
Benefits paid....................................    (4,151)     (3,290)
                                                   --------------------
Benefit obligation at end of year................  $113,780    $112,566
                                                   --------------------
Change in plan assets:
Fair value of plan assets at beginning of year...  $ 95,678    $ 84,251
Actual return on plan assets.....................    13,827       4,411
Employer contributions...........................    12,123      10,306
Benefits paid....................................    (4,151)     (3,290)
                                                   --------------------
Fair value of plan assets at end of year.........  $117,477    $ 95,678
                                                   --------------------
Reconciliation of funded status:
Funded status....................................  $  3,697    $(16,888)
Unrecognized actuarial (gain) loss...............   (11,986)      9,720
Unrecognized transition asset....................      (404)       (606)
Unrecognized prior service benefit...............      (427)       (560)
                                                   --------------------
Net amount recognized............................  $ (9,120)   $ (8,334)
                                                   ====================

The components of net pension expense are as follows:

                                               Years Ended February 29 or 28
(Amounts in thousands)                            2000     1999      1998
---------------------------------------------------------------------------
Service cost................................... $14,678   $11,004   $ 8,584
Interest cost..................................   7,557     6,202     5,260
Expected return on plan assets.................  (9,078)   (7,794)   (5,133)
Amortization of prior service cost.............    (202)     (105)     (105)
Amortization of transitional asset.............    (134)     (202)     (202)
Recognized actuarial loss......................      87         -        17
                                                ---------------------------
Net pension expense............................ $12,908   $ 9,105   $ 8,421
                                                ===========================


Assumptions used in the accounting for the pension plan were:

                                                Years Ended February 29 or 28
                                                  2000      1999      1998
--------------------------------------------------------------------------
Weighted average discount rate.................   8.0%      6.8%      7.0%
Rate of increase in compensation levels........   6.0%      5.0%      5.0%
Expected rate of return on plan assets.........   9.0%      9.0%      9.0%
                                                  ========================

10. LEASE COMMITMENTS
The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                                               Years Ended February 29 or 28
(Amounts in thousands)                           2000       1999      1998
----------------------------------------------------------------------------
Minimum rentals..............................  $322,598   $296,706  $248,383
Rentals based on sales volume................     1,327      1,247       730
Sublease income..............................   (16,425)   (14,857)  (12,879)
                                               -----------------------------
Net..........................................  $307,500   $283,096  $236,234
                                               =============================

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

                                       41

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 29, 2000, were:

                                                   Operating     Operating
(Amounts in thousands)                Capital        Lease       Sublease
Fiscal                                Leases      Commitments     Income
-------------------------------------------------------------------------
2001................................. $ 1,681      $ 313,535     $(13,042)
2002.................................   1,725        309,516      (11,791)
2003.................................   1,726        305,503      (10,801)
2004.................................   1,768        303,380       (9,238)
2005.................................   1,798        301,155       (8,664)
After 2005...........................  14,666      3,303,866      (44,935)
                                      -----------------------------------
Total minimum lease payments......... $23,364     $4,836,955     $(98,471)
                                                  =======================
Less amounts representing interest...  10,948
                                      -------
Present value of net minimum capital
   lease payments [NOTE 5]........... $12,416
                                      =======

In fiscal 2000, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $36,795,000 ($235,500,000 in fiscal 1999 and $218,768,000 in fiscal 1998). The Company does not have continuing involvement under the sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT
    INFORMATION
Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $438,781,000 (3.5 percent of net sales and operating revenues) in fiscal 2000, $426,359,000 (3.9 percent of net sales and operating revenues) in fiscal 1999 and $399,619,000 (4.5 percent of net sales and operating revenues) in fiscal 1998.

12. SECURITIZATIONS
(A) CREDIT CARD SECURITIZATIONS: The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its wholly owned finance operation. The reduction in the aggregate securitized amount was $63.8 million for fiscal 2000, and proceeds from securitization transactions were $224.6 million for fiscal 1999 and $331.4 million for fiscal 1998.

Receivables relating to the securitization facilities consist of the following at February 29 or 28:

(Amounts in thousands)                        2000         1999
------------------------------------------------------------------
Managed receivables.....................  $2,844,377    $2,957,132
Receivables/residual interests held
   by the Company:
   For sale.............................     (18,288)      (39,948)
   For investment.......................    (144,806)     (161,996)
                                          ------------------------
Net receivables sold....................  $2,681,283    $2,755,188
                                          ========================
Net receivables sold with recourse......  $  229,000    $  322,000
                                          ========================
Program capacity........................  $3,598,350    $3,127,000
                                          ========================

Private-label credit card receivables are financed through securitization programs employing a master trust structure. As of February 29, 2000, these securitization programs had a capacity of $1.85 billion. The agreement has no recourse provisions.

During fiscal 1998, a bank card master trust securitization facility was established and issued two series from the trust. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $229 million of the receivables sold. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs. The Company believes that as of February 29, 2000, no liability existed under these recourse provisions. The bank card securitization program has a total program capacity of $1.75 billion.

Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $37.3 million at February 29, 2000, $27.3 million at February 28, 1999, and $25.0 million at February 28, 1998, and are included in net accounts receivable. Changes in these retained interests consisted of originated retained interests of $52.9 million for fiscal 2000, $37.3 million for fiscal 1999 and $33.3 million for fiscal 1998, less amortization of $42.9 million in fiscal 2000, $35.0 million in fiscal 1999 and $11.5 million in fiscal 1998. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. The finance operation's servicing revenue totaled $213.1 million for fiscal 2000, $210.4 million for fiscal 1999 and $195.7 million for fiscal 1998.

In determining the fair value of retained interests, the Company estimates future cash flows from finance charge collections reduced by net defaults, servicing cost and interest cost. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.

The APRs of the private-label card programs, excluding promotional balances, range from 22 percent to 24 percent, with default rates varying based on portfolio composition, but generally aggregating from 4 percent to 6 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 11 percent to 13 percent.

The bank card APRs are based on the prime rate and generally range from 10 percent to 23 percent, with default rates varying by portfolio composition, but generally aggregating from 8 percent to 12 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 7 percent to 9 percent.

Interest cost paid by the master trusts varies between series and, at February 29, 2000, ranged from 6.2 percent to 6.7 percent.

(B) AUTOMOBILE LOAN SECURITIZATION: In fiscal 1996, the Company entered into a securitization agreement to finance the consumer installment credit receivables generated by its wholly owned automobile loan finance operation. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated. Proceeds from the automobile loan securitization transaction were $348 million during fiscal 2000, $271 million

                                       42

during fiscal 1999 and $123 million during fiscal 1998. This auto loan securitization program has a total program capacity of $500 million.

In October 1999, the Company formed a second securitization facility that allowed for a $644 million securitization of auto loan receivables in the public market. The program had a capacity of $559 million as of February 29, 2000, with no recourse provisions.

Receivables relating to the securitization facilities consist of the following at February 29 or 28:

(Amounts in thousands)                      2000          1999
----------------------------------------------------------------
Managed receivables....................  $  931,745     $589,032
Receivables held by the Company:
   For sale............................     (23,477)     (14,690)
   For investment*.....................     (21,096)     (35,342)
                                         -----------------------
Net receivables sold...................  $  887,172     $539,000
                                         =======================
Program capacity.......................  $1,059,500     $575,000
                                         =======================

*Held by a bankruptcy remote special purpose company

The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $15.5 million at February 29, 2000, $14.7 million at February 28, 1999, and $6.8 million at February 28, 1998, and are included in net accounts receivable. Changes in these retained interests consisted of originated retained interests of $17.5 million in fiscal 2000, $16.6 million in fiscal 1999 and $7.3 million in fiscal 1998, less amortization of $16.7 million in fiscal 2000, $8.7 million in fiscal 1999 and $3.6 million in fiscal 1998. The finance operation's servicing revenue totaled $36.9 million for fiscal 2000, $28.2 million for fiscal 1999 and $11.2 million for fiscal 1998. The servicing fee specified in the auto loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

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

The APRs range from 6 percent to 18 percent fixed, with default rates varying based on credit quality, but generally aggregating 0.75 percent to 1.25 percent. The weighted average life of the receivables is expected to be in the 18 month to 20 month range. Interest cost depends on the time at which accounts were originated, but is in the range of 6.4 percent to 6.6 percent at February 29, 2000.

13. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The credit card finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest, and the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables. In November 1999, these swaps terminated as the related securities in the master trust matured.

Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 29, 2000, would result in a loss of $90,000, and at February 28, 1999, would result in a loss of $2.2 million.

The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. The Company entered into four 40-month amortizing swaps with notional amounts totaling approximately $162 million during fiscal 1998, four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999, and four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000. These swaps were entered into as part of sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $327 million at February 29, 2000, $499 million at February 28, 1999, and $224 million at February 28, 1998. The reduction in the total notional amount of the CarMax interest rate swaps relates to the replacement of floating rate securitizations with a $644 million fixed-rate securitization in October 1999.

The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to match more closely funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

                                       43

14. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

15. DISCONTINUED OPERATIONS
On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the consolidated statements of earnings for the periods presented. Discontinued operations also have been segregated on the consolidated statements of cash flows for the periods presented. The consolidated balance sheets, however, include Divx.

The loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000, $68.5 million after an income tax benefit of $42.0 million in fiscal 1999 and $20.6 million after an income tax benefit of $12.6 million in fiscal 1998. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million in fiscal 2000. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments. At February 29, 2000, the provision for operating losses during the phase-out period increased to $6.2 million from the original estimate of $3.0 million because of higher than expected operating costs during the early stages of discontinuing the business. This increase was offset by reductions in the provisions for non-operating costs.

The net liabilities or assets of the discontinued Divx operations reflected in the accompanying consolidated balance sheets at February 29 or 28 are comprised of the following:

(Amounts in thousands)                                     2000       1999
----------------------------------------------------------------------------
Current assets........................................  $    612    $ 25,630
Property and equipment, net...........................       513      23,589
Other assets..........................................         -       7,895
Current liabilities...................................   (32,650)    (23,126)
Other liabilities.....................................   (35,291)     (3,397)
                                                        --------------------
Net (liabilities) assets of discontinued operations...  $(66,816)   $ 30,591
                                                        ====================

16. OPERATING SEGMENT INFORMATION
The Company conducts business in two operating segments: the Circuit City Group and the CarMax Group. These segments are identified and managed by the Company based on the different products and services offered by each. The Circuit City Group refers to the retail operations bearing the Circuit City name and to all related operations, such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers, major appliances and entertainment software. The CarMax Group refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as its finance operation. Divx is no longer included as an operating segment because it was discontinued on June 16, 1999. Prior year financial information has been adjusted to reflect this change. Financial information for these segments for fiscal 2000, 1999 and 1998 are shown in Table 3.

TABLE 3
-----------------------------------------------------------------------------------------------------------------------------
2000                                                                                                                 Total
(Amounts in thousands)                                          Circuit City Group        CarMax Group             Segments
-----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers..................................  $10,599,406            $2,014,984             $12,614,390
Interest expense..................................................       13,844                10,362                  24,206
Depreciation and amortization.....................................      132,923                15,241                 148,164
Earnings from continuing operations before income taxes...........      526,955                 1,803                 528,758
Income tax provision..............................................      200,243                   685                 200,928
Earnings from continuing operations...............................      326,712                 1,118                 327,830
Total assets......................................................  $ 3,278,728            $  675,495             $ 3,954,223


1999                                                                                                                Total
(Amounts in thousands)                                          Circuit City Group        CarMax Group             Segments
-----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers..................................  $ 9,344,170            $1,466,298             $10,810,468
Interest expense..................................................       21,926                 6,393                  28,319
Depreciation and amortization.....................................      119,724                10,003                 129,727
Earnings (loss) from continuing operations  before income taxes...      379,630               (38,549)                341,081
Income tax provision (benefit)....................................      144,646               (15,035)                129,611
Earnings (loss) from continuing operations........................      234,984               (23,514)                211,470
Total assets......................................................  $ 2,816,954            $  571,198             $ 3,388,152

                                       44

TABLE 3 (continued)
-----------------------------------------------------------------------------------------------------------------------------
1998                                                                                                                 Total
(Amounts in thousands)                                          Circuit City Group        CarMax Group             Segments
-----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers..................................  $ 7,996,591            $  874,206             $ 8,870,797
Interest expense..................................................       25,072                 1,789                  26,861
Depreciation and amortization.....................................      110,283                 4,577                 114,860
Earnings (loss) from continuing operations before income taxes....      257,632               (56,104)                201,528
Income tax provision (benefit)....................................       98,462               (21,881)                 76,581
Earnings (loss) from continuing operations........................      159,170               (34,223)                124,947
Total assets......................................................  $ 2,752,402            $  448,322             $ 3,200,724

Earnings from continuing operations and total assets for the Circuit City Group exclude: (1) the Inter-Group Interest in the CarMax Group and (2) the discontinued Divx operations as discussed in Note 15.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands    First Quarter        Second Quarter         Third Quarter       Fourth Quarter              Year
except per share data)  2000       1999       2000      1999        2000       1999      2000      1999         2000       1999
-----------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
 revenues.......... $2,690,982 $2,271,061 $2,958,394 $2,517,827 $2,984,607 $2,618,198 $3,980,407 $3,403,382 $12,614,390 $10,810,468
                    ---------------------------------------------------------------------------------------------------------------
Gross profit....... $  602,727 $  504,908 $  668,283 $  572,824 $  670,910 $  593,148 $  920,637 $  785,358 $ 2,862,557 $ 2,456,238
                    ---------------------------------------------------------------------------------------------------------------
Net earnings (loss) attributed to:
 Circuit City Group Stock:
  Continuing
   operations...... $   41,398 $   21,339 $   73,692 $   43,773 $   52,335 $   32,710 $  160,149 $  119,105 $   327,574 $   216,927
                    ---------------------------------------------------------------------------------------------------------------
  Discontinued
   operations...... $ (130,240)$   (8,070)$        - $  (11,626)$        - $  (16,765)$        - $  (32,085)$  (130,240)$   (68,546)
                    ---------------------------------------------------------------------------------------------------------------
 CarMax Group
  Stock............ $      646 $     (736)$      775 $     (685)$     (757)$   (1,701)$     (408)$   (2,335)$       256 $    (5,457)
                    ---------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share:
 Circuit City Group Stock:
  Basic:
   Continuing
    operations..... $     0.21 $     0.11 $     0.37 $     0.22 $     0.26 $     0.16 $     0.79 $     0.60 $      1.63 $      1.09
                    ---------------------------------------------------------------------------------------------------------------
   Discontinued
    operations..... $    (0.65)$    (0.04)$        - $    (0.06)$        - $    (0.08)$        - $    (0.16)$     (0.65)$     (0.34)
                    ---------------------------------------------------------------------------------------------------------------
   Net (loss)
    earnings....... $    (0.44)$     0.07 $     0.37 $     0.16 $     0.26 $     0.08 $     0.79 $     0.44 $      0.98 $      0.75
                    ---------------------------------------------------------------------------------------------------------------
  Diluted:
   Continuing
    operations..... $     0.20 $     0.11 $     0.36 $     0.22 $     0.26 $     0.16 $     0.78 $     0.59 $      1.60 $      1.08
                    ---------------------------------------------------------------------------------------------------------------
   Discontinued
    operations..... $    (0.64)$    (0.04)$        - $    (0.06)$        - $    (0.08)$        - $    (0.16)$     (0.64)$     (0.34)
                    ---------------------------------------------------------------------------------------------------------------
   Net (loss)
    earnings....... $    (0.44)$     0.07 $     0.36 $     0.16 $     0.26 $     0.08 $     0.78 $     0.43 $      0.96 $      0.74
                    ---------------------------------------------------------------------------------------------------------------
 CarMax Group Stock
  Basic............ $     0.03 $    (0.03)$     0.03 $    (0.03)$    (0.03)$    (0.07)$    (0.02)$    (0.10)$      0.01 $     (0.24)
                    ---------------------------------------------------------------------------------------------------------------
  Diluted.......... $     0.03 $    (0.03)$     0.03 $    (0.03)$    (0.03)$    (0.07)$    (0.02)$    (0.10)$      0.01 $     (0.24)
                    ---------------------------------------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 29, 2000 and February 28, 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 29, 2000 and February 28, 1999 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 29, 2000 in conformity with generally accepted accounting principles.


/s/KPMG LLP
Richmond, Virginia
April 4, 2000

             CIRCUIT CITY GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City stores and related operations and the Group's retained interest in the CarMax Group. The effects of the retained interest in the CarMax Group on the Circuit City Group's financial statements are identified by the term "Inter-Group." Over the three-year period discussed in this annual report, the financial results for the Company and the Circuit City Group also have included the Company's investment in Digital Video Express, which has been discontinued. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, the net earnings or losses attributed to the Inter-Group Interest are not included in the CarMax Group's per share calculations.

The following discussion and analysis relates to the Circuit City Group. The Circuit City Group held a 74.7 percent interest in the CarMax Group at February 29, 2000, a 76.6 percent interest at February 28, 1999, and a 77.3 percent interest at February 28, 1998. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the CarMax Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the Circuit City Group increased 13 percent in fiscal 2000 to $10.60 billion. In fiscal 1999, total sales were $9.34 billion, a 17 percent increase from $8.00 billion in fiscal 1998. The fiscal 2000 total sales increase reflects an 8 percent increase in comparable store sales and the net addition of 34 Circuit City Superstores into new and existing Circuit City markets.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
                                Circuit City Group
                                ------------------
Fiscal                          Total   Comparable   Industry*
-------------------------------------------------------------
2000........................... 13%         8 %        6 %
1999........................... 17%         8 %        5 %
1998........................... 12%        (1)%       (3)%
1997...........................  6%        (8)%       (8)%
1996........................... 23%         5 %        6 %

* The industry sales rates are derived from the Consumer Electronics Association, Recording Industry Association of America and Company estimates of audio, video, home office, telecommunications, appliance and music software sales.


PERCENTAGE SALES CHANGE FROM PRIOR YEAR. During the past five years, industry growth, the addition of new product categories and geographic expansion of the Group's Superstore base have made varying contributions to total sales growth. Early in the period, geographic expansion and the addition of product categories such as personal computers were the primary contributors to growth. In fiscal 1996, a 25 percent increase in Superstore square footage, which included entry into 19 markets, was a significant contributor to the Group's total sales growth. In that same year, home office products rose to 26 percent of sales from 20 percent in the prior year. From mid fiscal 1996 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. Management believes that this period of industry growth, driven by digital product technology, can last throughout the decade and will be the primary contributor to total sales growth in the foreseeable future.

PERCENT MERCHANDISE SALES BY CATEGORY
Fiscal                     2000   1999    1998   1997    1996
-------------------------------------------------------------
TV ......................   18%    18%     18%    18%     17%
VCR/Camcorders...........   13%    13%     13%    14%     13%
Audio....................   15%    16%     17%    18%     19%
Home Office..............   29%    27%     25%    24%     26%
Appliance................   14%    15%     15%    15%     14%
Other....................   11%    11%     12%    11%     11%
                           ----------------------------------
Total....................  100%   100%    100%   100%    100%
                           ==================================

MERCHANDISE SALES BY CATEGORY. Fiscal 2000 sales reflected strong consumer demand across all major product categories. Home office was the strongest category, reflecting continued increases in household penetration of personal computers, increased consumer use of the Internet and new capabilities such as digital imaging and digital audio recording. In the consumer electronics categories, the Group saw significant demand for better-featured products and new technologies, including DVD players, DIRECTV, digital camcorders, wireless communications and big-screen televisions.

In most states, the Group sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, the Company has no contractual liability to the customer. In states where third-party warranty sales are not permitted, the Group sells a Circuit City extended warranty for which the Company is the primary obligor. Gross dollar sales from all extended warranty programs were 5.4 percent of the Group's total sales in fiscal 2000 and fiscal 1999, compared with 5.5 percent in fiscal 1998. Total extended warranty revenue, which is reported in the Group's total sales, was 4.4 percent of sales in fiscal 2000 and 4.6 percent of sales in fiscal years 1999 and 1998. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. Third-party extended warranty revenue was 4.1 percent of the Group's total sales in fiscal 2000 and fiscal 1999 and 3.6 percent of the Group's total sales in fiscal 1998. The increase in third-party extended warranty revenue reflects the conversion of stores in 13 states to third-party warranty sales since early fiscal 1998.

SUPERSTORE SALES PER TOTAL SQUARE FOOT
Fiscal
-------------------------------------------------------------
2000...................................................  $555
1999...................................................  $514
1998...................................................  $478
1997...................................................  $499
1996...................................................  $577

SUPERSTORE SALES PER TOTAL SQUARE FOOT. The fiscal 2000 sales per square foot increase reflects the comparable store sales increase and management's commitment to maximizing sales in existing stores. The decline in Superstore sales per total square foot from fiscal 1996 through fiscal 1998 reflects the impact of the larger-format "D" stores, which generate lower sales per square foot than smaller stores, declines in comparable store sales and declines in industry sales.

STORE MIX
                                Retail Units at Year-End
                           ----------------------------------
Fiscal                     2000    1999   1998   1997    1996
-------------------------------------------------------------
Superstore
   "D" Superstore.........  118    118    114      95     61
   "C" Superstore.........  295    294    289     278    259
   "B" Superstore.........  102     82     72      54     46
   "A" Superstore.........   56     43     25      16     12
Electronics-Only..........    -      2      4       5      5
Circuit City Express......   45     48     52      45     36
                            --------------------------------
Total.....................  616    587    556     493    419
                            ================================

STORE MIX. In fiscal 2000, the Group opened 38 Superstores. The openings include 32 Superstores in new and existing markets, the relocation of four existing Superstores and the replacement of the two remaining consumer electronics-only stores.

The Group classifies its Circuit City Superstores into four categories based on square footage. At the end of fiscal 2000, selling space for the "D"-format stores averaged about 23,000 square feet and total square footage for all "D" stores averaged 43,043. The "C" format constituted the largest percentage of the store base. At the end of fiscal 2000, selling space in the "C"-format stores averaged about 15,000 square feet, with total square footage for all "C" stores averaging 34,006; selling space in the "B" stores averaged approximately 13,000 square feet, with an average total square footage of 27,078; and selling space for all "A" stores averaged approximately 9,000 square feet with total square footage averaging 19,098.

The Group also operates 45 mall-based Circuit City Express stores. These stores are located in regional malls and are approximately 2,000 to 3,000 square feet in size.


IMPACT OF INFLATION. Inflation has not been a significant contributor to the Group's results. In fact, during the past two years, average retail prices have declined in virtually all of the Group's product categories. Although product introductions could help reverse this trend in selected areas, management expects no significant short-term change overall. Because the Group purchases substantially all products in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to other foreign currencies, including the Japanese yen.

Cost of Sales, Buying and Warehousing
The gross profit margin was 24.7 percent of sales in fiscal 2000, 24.4 percent of sales in fiscal 1999 and 24.6 percent of sales in fiscal 1998. The improvement in the gross margin primarily reflected the higher percentage of sales from better-featured products and newer technologies, which carry higher gross margins. The margin impact of these sales was partly offset by the strength in personal computer sales, which carry lower gross margins. Continued improvements in inventory management also contributed to the gross margin increase.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 19.6 percent of sales in fiscal 2000 compared with 20.1 percent of sales in fiscal 1999 and 21.1 percent of sales in fiscal 1998. The improved expense ratio in both years primarily reflects the leverage gained from the comparable store sales increase. Operating profits generated by the Group's finance operation are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.1 percent of sales in fiscal 2000, 0.2 percent of sales in fiscal 1999 and 0.3 percent of sales in fiscal 1998. Interest expense was incurred on allocated debt used to fund store expansion and working capital.

Income Taxes
The Group's effective income tax rate was 38.0 percent in fiscal year 2000, 38.1 percent in fiscal year 1999 and 38.3 percent in fiscal 1998. The shifts in the tax rates reflect variations in state tax rates and the percentage of sales produced in each state.

Earnings from Continuing Operations Before the Inter-Group
Interest in the CarMax Group
Earnings from continuing operations before the Inter-Group Interest in the CarMax Group increased 39 percent to $326.7 million, or $1.60 per share, in fiscal 2000. In fiscal 1999, earnings from continuing operations before the Inter-Group Interest in the CarMax Group increased 48 percent to $235.0 million, or 1.17 per share, from $159.2 million, or 80 cents per share, in fiscal 1998.

Net Earnings (Loss) Related to the Inter-Group
Interest in the CarMax Group
The net earnings attributed to the Circuit City Group's Inter-Group Interest in the CarMax Group were $862,000 in fiscal 2000, compared with a net loss of $18.1 million in fiscal 1999 and a net loss of $26.5 million in fiscal 1998.

Earnings from Continuing Operations
Earnings from continuing operations for the Circuit City Group were $327.6 million, or $1.60 per share, in fiscal 2000, $216.9 million, or $1.08 per share, in fiscal 1999 and $132.7 million, or 67 cents per share, in fiscal 1998. The 51 percent earnings increase in fiscal 2000 reflects the strength in the Company's Circuit City business and the profit produced by the CarMax Group. The 63 percent increase in fiscal 1999 reflects the renewed strength of the Circuit City business, partly offset by the losses at CarMax.

Loss from Discontinued Operations
On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Circuit City Group statements of earnings for the periods presented.

For fiscal 2000, the loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million. The loss from the discontinued operations of Divx totaled $68.5 million after an income tax benefit of $42.0 million in fiscal 1999 and $20.6 million after an income tax benefit of $12.6 million in fiscal 1998.

In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

Net Earnings
Net earnings for the Circuit City Group rose 33 percent to $197.3 million, or 96 cents per share, in fiscal 2000. Net earnings for the Circuit City Group increased 32 percent to $148.4 million, or 74 cents per share, in fiscal 1999, from $112.1 million, or 57 cents per share, in fiscal 1998.

Operations Outlook
Management expects that industry growth, primarily driven by the introduction of better-featured products and new technologies, will be the primary contributor to sales and earnings growth for the Circuit City business during the coming decade. Management anticipates that growth in the household penetration of products and services such as digital television, direct broadcast satellite systems, wireless communications, digital camcorders, DVD players, multi-function set-top boxes and broadband Internet access will contribute significantly to overall sales and earnings growth.

During fiscal 2000, the Group undertook several significant merchandising initiatives. Consistent with past practice, the Group added displays for new products, which in fiscal 2000 included digital televisions, digital imaging and high-speed broadband Internet access. The Group also announced two significant vendor initiatives. Circuit City entered into a strategic alliance with America Online, Inc. to provide in-store promotion of AOL products and services and to increase Circuit City's presence on the Internet by featuring Circuit City as an anchor tenant on key Shop@ online destinations across several America Online, Inc. brands. Circuit City and Sony Electronics Inc. also announced plans to co-promote Memory Stick media and hardware. In virtually all of the Circuit City Superstores opened since the fall, the Group significantly expanded the number of self-service products. In July, the Group launched its electronic Superstore, circuitcity.com, and it has continued to develop the site. The Group's e-commerce business is tightly integrated with its brick-and-mortar locations, allowing for product pickup, returns and exchanges at the store.

In fiscal 2001, the Group will build on the initiatives begun in fiscal 2000. The planned 25 new Superstores and all 571 existing Superstores will feature new displays designed to highlight the latest advances in technology. These displays will include AOL Internet Centers; a Sony Memory Stick Interactive Universe; significantly expanded displays highlighting digital audio recording technology; redesigned wireless phone displays; more prominent digital video displays; and additional digital television displays and assortment. A full selection of video game hardware and software will be added to all new stores and to a significant percentage of existing stores. These enhancements will help ensure that Circuit City is in the best position to capture the sales opportunity presented by the digital cycle.

The Group also will remodel 30 to 35 stores in the Richmond, Va., and the Miami, West Palm Beach, Tampa, Fort Myers and Orlando, Fla., markets. These remodeled Superstores will allow management to test a concept dedicated to consumer electronics and home office products. These stores will feature the technology displays discussed above; expanded assortments of entertainment and computer software, peripherals and accessories; and additional self-service areas. Superstores opened after the first fiscal quarter also will be dedicated to consumer electronics and home office products. In the remodel markets, Circuit City will test approximately six stand-alone major appliance stores to create better selling space for the new technologies in the appliance business and to increase consumer awareness of Circuit City's appliance offering.

Circuit City has established its presence in virtually all of the nation's top 100 markets and will continue adding to the existing store base as attractive market opportunities arise. Management believes that the Group has the opportunity to operate approximately 800 Superstores within the United States. In fiscal 2001, the Group will continue to expand its Superstore concept into new trade areas, adding approximately 25 stores that are either new-market entries or fill-in locations in existing Circuit City markets.

Management anticipates that the industry's growth, geographic expansion, Superstore remodeling and continued strong operating controls will enable the Circuit City business to generate earnings growth of 20 percent to 25 percent in fiscal 2001. Management believes that continued emphasis on revenue growth and operating margin enhancements at CarMax will deliver solid profitability in fiscal 2001. The Circuit City Group's Inter-Group Interest in CarMax will partly reflect the CarMax results.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 2000, net cash provided by operating activities of continuing operations was $618.6 million compared with $391.5 million in fiscal 1999 and $314.3 million in fiscal 1998. The fiscal 2000 increase reflects a 51 percent increase in earnings from continuing operations for the Circuit City Group and an increase in accounts payable, partly offset by an increase in inventory. The fiscal 1999 increase primarily reflects a decrease in net accounts receivable and improvements in net earnings for the Circuit City business.

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

In addition to the allocation of cash and debt, interest-bearing loans, with terms determined by the board of directors, are used to manage cash between the Groups. These loans are reflected as inter-group payables or receivables on the financial statements of each Group. During fiscal 1998, an inter-group note was issued by the Circuit City Group on behalf of the CarMax Group as a temporary financing vehicle for CarMax inventory. At the end of fiscal 2000 and fiscal
1999, the Circuit City Group maintained no inter-group notes, payables or receivables with the CarMax Group.

During fiscal 2000, a term loan totaling $175 million and due in May 2000 was classified as a current liability. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital. Payment of corporate debt will not necessarily reduce Circuit City Group allocated debt.

The Circuit City Group's capital expenditures were $176.9 million in fiscal 2000, $214.1 million in fiscal 1999 and $341.6 million in fiscal 1998. Circuit City's capital expenditures through fiscal 2000 primarily were related to Superstore expansion. Capital expenditures for the Circuit City Group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. In fiscal 2001, the Group anticipates capital expenditures of approximately $245 million, primarily related to construction of new Superstores and the remodeling of 30 to 35 existing Superstores. Sale-leaseback and landlord reimbursement transactions totaled $74.8 million in fiscal 2000, $134.3 million in fiscal 1999 and $199.0 million in fiscal 1998.

The Group's finance operation primarily funds its credit card programs through securitization transactions that allow the operation to sell its receivables while retaining a small interest in them. The finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.85 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.75 billion in receivables related to the operation's bank card programs. Securitized receivables totaled $2.79 billion at February 29, 2000. Under the securitization programs, receivables are sold to an unaffiliated third party with the servicing rights retained. Management expects that both securitization programs can be expanded to accommodate future receivables growth.

At the end of fiscal 2000, the Circuit City Group retained a 74.7 percent interest in the equity of the CarMax Group. As of February 29, 2000, the Circuit City Group's equity in the CarMax Group was $257.5 million.

Management believes that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores, Inc. debt allocated to the Circuit City Group and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business.

MARKET RISK
The Company manages the private-label and bank card revolving loan portfolios of the Group's finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Group's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.

Interest rates charged on the accounts in the managed private-label and bank card portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 29, 2000, and February 28, 1999, had the following APR structure:

(Amounts in millions)                      2000         1999
-------------------------------------------------------------
Indexed to prime rate.................... $2,631       $2,714
Fixed APR................................    213          243
                                          -------------------
Total.................................... $2,844       $2,957
                                          ===================

Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued either at floating rates based on LIBOR or at fixed rates. Certain of the fixed-rate issuances have been swapped to LIBOR. Receivables held by the Company for investment or sale are financed with working capital. At February 29, 2000, and February 28, 1999, financings were as follows:

(Amounts in millions)                      2000         1999
-------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations........... $2,544       $2,568
Fixed-rate securitizations...............    137          187
Held by the Company:
   For investment........................    145          162
   For sale..............................     18           40
                                          -------------------
Total.................................... $2,844       $2,957
                                          ===================


The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 29, 2000, or February 28, 1999. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, the Company expects to experience relatively little impact if interest rates fluctuate. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

YEAR 2000 CONVERSION
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2001 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

                    CIRCUIT CITY GROUP STATEMENTS OF EARNINGS

                                                                                    Years Ended February 29 or 28
(Amounts in thousands except per share data)                          2000        %        1999         %         1998          %
-----------------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES................................. $10,599,406   100.0   $9,344,170    100.0    $7,996,591     100.0
Cost of sales, buying and warehousing............................   7,977,214    75.3    7,060,198     75.6     6,026,434      75.4
                                                                  -----------------------------------------------------------------

GROSS PROFIT.....................................................   2,622,192    24.7    2,283,972     24.4     1,970,157      24.6
                                                                  -----------------------------------------------------------------
Selling, general and administrative expenses [NOTES 3 AND 11]....   2,081,393    19.6    1,882,416     20.1     1,687,453      21.1
Interest expense [NOTES 3 AND 5].................................      13,844     0.1       21,926      0.2        25,072       0.3
                                                                  -----------------------------------------------------------------

TOTAL EXPENSES...................................................   2,095,237    19.7    1,904,342     20.3     1,712,525      21.4
                                                                  -----------------------------------------------------------------
Earnings from continuing operations before income taxes and
   Inter-Group Interest in the CarMax Group......................     526,955     5.0      379,630      4.1       257,632       3.2

Provision for income taxes [NOTES 3 AND 6].......................     200,243     1.9      144,646      1.6        98,462       1.2
                                                                  -----------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
   BEFORE INTER-GROUP INTEREST
   IN THE CARMAX GROUP...........................................     326,712     3.1      234,984      2.5       159,170       2.0
Net earnings (loss) related to Inter-Group Interest in the
   CarMax Group [NOTES 1 AND 2]..................................         862     0.0      (18,057)    (0.2)      (26,460)     (0.3)
                                                                  -----------------------------------------------------------------

EARNINGS FROM CONTINUING OPERATIONS..............................     327,574     3.1      216,927      2.3       132,710       1.7
                                                                  -----------------------------------------------------------------
Discontinued operations [NOTE 15]:
   Loss from discontinued operations of Divx,
      less income tax benefit....................................     (16,215)   (0.1)     (68,546)    (0.7)      (20,636)     (0.3)
   Loss on disposal of Divx, including provision for losses
      during phase-out period, less income tax benefit...........    (114,025)   (1.1)          -        -              -       -
                                                                  -----------------------------------------------------------------
Loss from discontinued operations................................    (130,240)   (1.2)     (68,546)    (0.7)      (20,636)     (0.3)
                                                                  -----------------------------------------------------------------
NET EARNINGS..................................................... $   197,334     1.9   $  148,381      1.6    $  112,074       1.4
                                                                  -----------------------------------------------------------------
Weighted average common shares [NOTES 2 AND 8]:
   Basic.........................................................     201,345              198,304                196,054
                                                                  ===========           ==========             ==========
   Diluted.......................................................     204,321              200,812                198,408
                                                                  ===========           ==========             ==========

NET EARNINGS (LOSS) PER SHARE [NOTES 2 AND 8]:
   Basic:
      Continuing operations...................................... $      1.63           $     1.09             $     0.68
      Discontinued operations....................................       (0.65)               (0.34)                 (0.11)
                                                                  -----------           ----------             ----------
      Net earnings............................................... $      0.98           $     0.75             $     0.57
                                                                  ===========           ==========             ==========
   Diluted:
      Continuing operations...................................... $      1.60           $     1.08             $     0.67
      Discontinued operations....................................       (0.64)               (0.34)                 (0.10)
                                                                  -----------           ----------             ----------
      Net earnings............................................... $      0.96           $     0.74             $     0.57
                                                                  ===========           ==========             ==========

See accompanying notes to group financial statements.

                                       50

                        CIRCUIT CITY GROUP BALANCE SHEETS

                                                                                                   At February 29 or 28
(Amounts in thousands)                                                                          2000                  1999
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents...............................................................  $  633,952            $  248,201
   Net accounts receivable [NOTE 12].......................................................     464,023               476,952
   Merchandise inventory...................................................................   1,405,617             1,292,215
   Prepaid expenses and other current assets...............................................      13,353                36,024
                                                                                             --------------------------------

   TOTAL CURRENT ASSETS....................................................................   2,516,945             2,053,392

   Property and equipment, net [NOTES 4 AND 5].............................................     753,325               801,827
   Inter-Group Interest in the CarMax Group [NOTE 2].......................................     257,535               260,758
   Other assets............................................................................       9,583                18,849
                                                                                             --------------------------------

   TOTAL ASSETS............................................................................  $3,537,388            $3,134,826
                                                                                             ================================
LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 5 AND 10].................................  $   85,735            $    1,457
   Accounts payable........................................................................     884,172               739,895
   Short-term debt [NOTE 5]................................................................       1,453                 3,411
   Accrued expenses and other current liabilities..........................................     184,705               135,029
   Deferred income taxes [NOTE 6]..........................................................      53,971                 2,090
                                                                                             --------------------------------
   TOTAL CURRENT LIABILITIES...............................................................   1,210,036               881,882
   Long-term debt, excluding current installments [NOTES 5 AND 10].........................     127,984               286,865
   Deferred revenue and other liabilities..................................................     122,771               107,070
   Deferred income taxes [NOTE 6]..........................................................      21,877                33,536
                                                                                             --------------------------------

   TOTAL LIABILITIES.......................................................................   1,482,668             1,309,353

   GROUP EQUITY............................................................................   2,054,720             1,825,473
                                                                                             --------------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 13, 14 AND 15]

   TOTAL LIABILITIES AND GROUP EQUITY......................................................  $3,537,388            $3,134,826
                                                                                             ================================

See accompanying notes to group financial statements.

                                       51

                   CIRCUIT CITY GROUP STATEMENTS OF CASH FLOWS

                                                                                           Years Ended February 29 or 28
(Amounts in thousands)                                                               2000               1999              1998
---------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net earnings.................................................................  $  197,334         $  148,381        $  112,074
   Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
      Loss from discontinued operations [NOTE 15]...............................      16,215             68,546            20,636
      Loss on disposal of discontinued operations [NOTE 15].....................     114,025                  -                 -
      Net (earnings) loss related to Inter-Group Interest in the CarMax Group...        (862)            18,057            26,460
      Depreciation and amortization.............................................     132,923            119,724           110,283
      (Gain) loss on sales of property and equipment............................        (418)             3,087             2,593
      Provision for deferred income taxes.......................................      41,828              5,951            16,919
      Decrease in deferred revenue and other liabilities........................     (17,799)           (32,771)          (23,859)
      Decrease (increase) in net accounts receivable............................      12,967             60,138           (33,545)
      (Increase) decrease in merchandise inventory..............................    (144,598)           (16,107)           43,528
      Decrease (increase) in prepaid expenses and other current assets..........      83,540              5,543            (8,856)
      (Increase) decrease in other assets.......................................      (1,015)               202            10,296
      Increase in accounts payable, accrued expenses and
         other current liabilities..............................................     184,429             10,745            37,804
                                                                                  -----------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES
      OF CONTINUING OPERATIONS..................................................     618,569            391,496           314,333
                                                                                  -----------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment..........................................    (176,873)          (214,085)         (341,608)
   Proceeds from sales of property and equipment................................      74,811            134,315           199,028
                                                                                  -----------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES
      OF CONTINUING OPERATIONS..................................................    (102,062)           (79,770)         (142,580)
                                                                                  -----------------------------------------------

FINANCING ACTIVITIES:
  (Decrease) increase in allocated short-term debt, net.........................      (1,958)            (2,180)            5,244
   Decrease in inter-group payable..............................................           -                  -           (48,147)
   Decrease in allocated long-term debt, net....................................     (74,603)          (109,885)          (33,573)
   Equity issuances, net........................................................      50,205             42,165            22,311
   Dividends paid...............................................................     (14,207)           (13,981)          (13,792)
                                                                                  -----------------------------------------------
   NET CASH USED IN FINANCING ACTIVITIES
      OF CONTINUING OPERATIONS..................................................     (40,563)           (83,881)          (67,957)
                                                                                  -----------------------------------------------

CASH USED IN DISCONTINUED OPERATIONS [NOTE 15]..................................     (90,193)           (69,844)          (45,818)
                                                                                  -----------------------------------------------
Increase in cash and cash equivalents...........................................     385,751            158,001            57,978
Cash and cash equivalents at beginning of year..................................     248,201             90,200            32,222
                                                                                  -----------------------------------------------
Cash and cash equivalents at end of year........................................  $  633,952         $  248,201        $   90,200
                                                                                  ===============================================

See accompanying notes to group financial statements.

                                       52

                  CIRCUIT CITY GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997..........................................................................................  $1,526,697
                                                                                                                    ----------
   Net earnings...................................................................................................     112,074
   Equity issuances, net..........................................................................................      22,311
   Cash dividends.................................................................................................     (13,792)
   Inter-Group Interest adjustment [NOTE 2].......................................................................       1,042
                                                                                                                    ----------

BALANCE AT FEBRUARY 28, 1998......................................................................................   1,648,332
                                                                                                                    ----------
   Net earnings...................................................................................................     148,381
   Equity issuances, net..........................................................................................      42,165
   Cash dividends.................................................................................................     (13,981)
   Inter-Group Interest adjustment [NOTE 2].......................................................................         576
                                                                                                                    ----------

BALANCE AT FEBRUARY 28, 1999......................................................................................   1,825,473
                                                                                                                    ----------
   Net earnings...................................................................................................     197,334
   Equity issuances, net..........................................................................................      50,205
   Cash dividends.................................................................................................     (14,207)
   Inter-Group Interest adjustment [NOTE 2].......................................................................      (4,085)
                                                                                                                    ----------

BALANCE AT FEBRUARY 29, 2000......................................................................................  $2,054,720
                                                                                                                    ==========
See accompanying notes to group financial statements.

                                       53

                NOTES TO CIRCUIT CITY GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video Express, which has been discontinued (see Note 15). The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax operations. The Inter-Group Interest is not considered outstanding CarMax Group Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 74.7 percent interest in the CarMax Group at February 29, 2000, a 76.6 percent interest at February 28, 1999, and a
77.3 percent interest at February 28, 1998.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing their respective financial statements, holders of Circuit City Group Stock and holders of CarMax Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the Circuit City Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the CarMax Group financial statements.

On June 15, 1999, the board of directors declared a two-for-one split of the outstanding Circuit City Group Common Stock in the form of a 100 percent stock dividend. All share, earnings per share and dividends per share calculations for the Circuit City Group included in the accompanying Group financial statements reflect this stock split.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) CASH AND CASH EQUIVALENTS: Allocated cash equivalents of $581,736,000 at February 29, 2000, and $201,379,000 at February 28, 1999, consist of highly liquid debt securities with original maturities of three months or less.

(B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The present value of the resulting cash flow projections is calculated using a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 29, 2000, and February 28, 1999, cost approximates fair value.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the Circuit City Group. The carrying value of the Circuit City Group's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Circuit City Group does not anticipate material loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

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

(G) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Adoption of SOP 98-5 did not have a material impact on the Group's financial position, annual results of operations or liquidity. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.

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

(I) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. Inasmuch as the Company is the primary obligor on these contracts, revenue from the sale of the Circuit City Group's own extended warranty contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale, since the third parties are the primary obligors under these contracts.

(J) INTER-GROUP INTEREST: The Circuit City Group held a 74.7 percent Inter-Group Interest in the CarMax Group at February 29, 2000, a 76.6 percent Inter-Group
Interest at February 28, 1999, and a 77.3 percent Inter-Group Interest at February 28, 1998. For purposes of these group financial statements, the Circuit City Group accounts for the Inter-Group Interest in a manner similar to the equity method of accounting. Accordingly, the Circuit City Group's Inter-Group Interest in the Company's equity value that is attributed to the CarMax Group is reflected as "Inter-Group Interest in the CarMax Group" on the Circuit City Group balance sheets. Similarly, the net earnings (loss) of the CarMax Group attributed to the Circuit City Group's Inter-Group Interest are reflected as "Net earnings (loss) related to Inter-Group Interest in the CarMax Group" on the Circuit City Group statements of earnings. All amounts corresponding to the Circuit City Group's Inter-Group Interest in the CarMax Group in these group financial statements represent the Circuit City Group's proportional interest in the businesses, assets and liabilities and income and expenses of the CarMax Group.

The carrying value of the Circuit City Group's Inter-Group Interest in the CarMax Group has been adjusted proportionally for the net earnings (loss) of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Group Stock, an amount that is proportionate to the aggregate amount paid in respect to shares of CarMax Group Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its Inter-Group Interest and would reduce the related book value.

(K) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.

(L) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(M) NET EARNINGS PER SHARE: The Company calculates earnings per share based upon SFAS No. 128, "Earnings per Share." Basic net earnings per share is computed by dividing net earnings attributed to Circuit City Group Stock, including the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of common shares outstanding. Diluted net earnings per share is computed by dividing net earnings attributed to Circuit City Group Stock, which includes the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of common shares outstanding and dilutive potential common shares.

(N) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."

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

The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(P)  RISKS AND  UNCERTAINTIES:  The  Circuit  City  Group is a leading  national retailer of brand-name consumer electronics, personal computers, major appliances and entertainment software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Circuit City Group's operating results.

Because of the Inter-Group Interest, the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group. The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Circuit City Group.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Q) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2000.

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

(C) INCOME TAXES: The Circuit City Group is included in the consolidated federal income tax return and certain state tax returns filed by the Company. Accordingly, the provision for federal income taxes and related payments of tax are determined on a consolidated basis. The financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds will be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.


4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 29 or 28 is summarized as follows:

(Amounts in thousands)                             2000           1999
-------------------------------------------------------------------------
Land and buildings (20 to 25 years)............ $   98,537     $   59,823
Construction in progress.......................     51,378        103,309
Furniture, fixtures and equipment
   (3 to 8 years)..............................    690,512        654,156
Leasehold improvements
   (10 to 15 years)............................    566,103        534,015
Capital leases, primarily buildings
   (20 years)..................................     12,471         12,471
                                                -------------------------
                                                 1,419,001      1,363,774
Less accumulated depreciation and
   amortization................................    665,676        561,947
                                                -------------------------
Property and equipment, net.................... $  753,325     $  801,827
                                                =========================

5. DEBT
Long-term debt of the Company at February 29 or 28 is summarized as follows:

(Amounts in thousands)                            2000           1999
-----------------------------------------------------------------------
Term loans..................................... $405,000       $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest ranging
   from 5.0% to 7.0%...........................    5,419          6,564
Obligations under capital
   leases [NOTE 10]............................   12,416         12,728
Note payable...................................    3,750          5,000
                                                -----------------------
Total long-term debt...........................  426,585        429,292

Less current installments......................  177,344          2,707
                                                -----------------------
Long-term debt, excluding
   current installments........................  249,241        426,585
                                                =======================
Portion of long-term debt allocated
   to the Circuit City Group................... $213,719       $288,322
                                                =======================

In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 29, 2000, the interest rate on the term loan was 6.29 percent.

In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent. This term loan is due in May 2000 and has been classified as a current liability as of February 29,

2000. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent.

The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 29, 2000, or February 28, 1999.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $8,404,000 at February 29, 2000, and $10,740,000 at February 28, 1999.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 29, 2000, and February 28, 1999.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                            Years Ended February 29 or 28
(Amounts in thousands)                           2000           1999
----------------------------------------------------------------------
Average short-term debt outstanding..........  $ 44,692       $ 54,505
                                               =======================
Maximum short-term debt outstanding..........  $411,791       $463,000
                                               =======================
Aggregate committed lines of credit..........  $370,000       $370,000
                                               =======================

The weighted average interest rate on the outstanding short-term debt was 5.6 percent during fiscal 2000, 5.1 percent during fiscal 1999 and 5.7 percent during fiscal 1998.

Interest expense allocated by the Company to the Circuit City Group, excluding interest capitalized, was $13,844,000 in fiscal 2000, $21,926,000 in fiscal 1999 and $25,072,000 in fiscal 1998. The Circuit City Group capitalizes interest in connection with the construction of certain facilities and the development or purchase of software for internal use. In fiscal 2000, interest capitalized amounted to $2,166,000 ($2,749,000 in fiscal 1999 and $4,759,000 in fiscal
1998).

6. INCOME TAXES
The components of the provision for income taxes on earnings from continuing operations before income taxes and Inter-Group Interest in the CarMax Group are as follows:

                                              Years Ended February 29 or 28
(Amounts in thousands)                       2000          1999         1998
------------------------------------------------------------------------------
Current:
   Federal...............................  $141,514      $123,001      $75,554
   State.................................    16,901        15,694        5,989
                                           -----------------------------------
                                            158,415       138,695       81,543
                                           -----------------------------------
Deferred:
   Federal...............................    40,572         5,773       14,060
   State.................................     1,256           178        2,859
                                           -----------------------------------
                                             41,828         5,951       16,919
                                           -----------------------------------
Provision for income taxes...............  $200,243      $144,646      $98,462
                                           ===================================


The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                             Years Ended February 29 or 28
                                               2000       1999       1998
--------------------------------------------------------------------------

Federal statutory income tax rate...........   35.0%      35.0%      35.0%
State and local income taxes,
   net of Federal benefit...................    3.0        3.1        3.3
                                               ---------------------------
Effective income tax rate...................   38.0%      38.1%      38.3%
                                               ===========================


In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 29 or 28 are as follows:

(Amounts in thousands)                             2000         1999
---------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue...........................  $  1,055      $ 8,202
   Inventory capitalization...................     7,264        7,198
   Accrued expenses...........................    27,974       24,110
   Other......................................     6,112        5,246
                                                ---------------------
      Total gross deferred tax assets.........    42,405       44,756
                                                ---------------------
Deferred tax liabilities:
   Depreciation and amortization..............    44,854       43,600
   Deferred revenue...........................    29,656        6,903
   Gain on sales of receivables...............    14,069       10,337
   Other prepaid expenses.....................    23,023       18,835
   Other......................................     6,651          707
                                                ---------------------
      Total gross deferred tax liabilities....   118,253       80,382
                                                ---------------------
Net deferred tax liability....................  $ 75,848      $35,626
                                                =====================

Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will be realized through future taxable income; therefore, no valuation allowance is necessary.

7. ASSOCIATE BENEFIT AND STOCK
   INCENTIVE PLANS
(A) 401(k) PLAN: Effective August 1, 1999, the Company sponsors a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's contributions to this plan for Circuit City Group associates was $2,158,000 in fiscal 2000.

(B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle shareholders to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.

The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series F which are related to similar rights held by CarMax Group shareholders.

(C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Stock shall have one vote and (ii) each outstanding share of CarMax Group Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Stock to a share of Circuit City Group Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 345,644 shares of Circuit City Group Stock were granted to eligible employees in fiscal 2000. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of group equity. Unearned compensation is expensed over the restriction periods. In fiscal 2000, a total of $11,648,700 was charged to operations ($8,741,100 in fiscal 1999 and $4,995,400 in fiscal 1998). As of February 29, 2000, 1,559,966 restricted shares of Circuit City Group Stock were outstanding.

(E) EMPLOYEE STOCK PURCHASE PLAN: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Group Plan, eligible employees may purchase shares of Circuit City Group Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At
February 29, 2000, a total of 864,046 shares remained available under the Circuit City Group Plan. During fiscal 2000, 501,984 shares were issued to or purchased on the open market for employees (858,710 shares in fiscal 1999 and 901,396 in fiscal 1998). The average price per share purchased under the Plan was $41.70 in fiscal 2000, $21.69 in fiscal 1999 and $18.39 in fiscal 1998. The Company match or purchase price discount charged to Circuit City Group operations totaled $2,682,300 in fiscal 2000, $2,716,400 in fiscal 1999 and $2,509,500 in fiscal 1998.

(F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors is equal to, or greater than, the market value at the date of grant; for nonqualified options granted under the 1988 Plan for employees, it is at least 85 percent of the market value at the date of grant (100 percent under the 1994 Plan). Options generally are exercisable over a period of from one to 10 years from the date of grant.

A summary of the status of the Circuit City Group's stock options and changes during the years ended February 29, 2000, and February 28, 1999 and 1998, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 29, 2000.

                                       58

TABLE 1                                             2000                            1999                            1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted Average                Weighted Average                Weighted Average
(Shares in thousands)                   Shares      Exercise Price     Shares       Exercise Price      Shares      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year.....   8,894           $18.25          9,988          $16.00           9,656           $14.88
Granted..............................   1,564            40.75          1,080           21.17           1,452            17.61
Exercised............................  (2,864)           12.65         (2,008)           8.77            (966)            7.50
Cancelled............................    (214)           22.06           (166)          16.80            (154)           14.71
                                       ------                          ------                           -----
Outstanding at end of year...........   7,380           $25.07          8,894          $18.25           9,988           $16.00
                                       ======                          ======                           =====
Options exercisable at end of year...   1,258           $13.89          2,966          $12.02           3,508           $ 9.84
                                       ======                          ======                           =====

TABLE 2                                               Options Outstanding                             Options Exercisable
----------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted Average
(Shares in thousands)                        Number         Remaining      Weighted Average       Number          Weighted Average
Range of Exercise Prices                   Outstanding  Contractual Life    Exercise Price      Exercisable        Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
$  9.09 to 14.75............................ 1,723             3.9              $13.51               883               $12.33
  15.18 to 18.00............................ 1,176             4.0               17.31               288                16.74
  18.43 to 25.28............................   958             4.7               21.12                87                20.43
  29.50..................................... 2,000             2.1               29.50                 -                    -
  34.63 to 47.53............................ 1,523             6.0               40.81                 -                    -
                                             -----                                                 -----
Total....................................... 7,380             4.0              $25.07             1,258               $13.89
                                             =====                                                 =====

The Circuit City Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Circuit City Group's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2000 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands                        Years Ended February 29 or 28
except per share data)                       2000         1999        1998
----------------------------------------------------------------------------
Earnings from continuing operations:
   As reported............................ $327,574     $216,927    $132,710
   Pro forma..............................  319,337      211,025     128,035
Net earnings:
   As reported............................ $197,334     $148,381    $112,074
   Pro forma..............................  189,097      142,479     107,399
Earnings per share from continuing
   operations:
   Basic--as reported..................... $   1.63     $   1.09    $   0.68
   Basic--pro forma.......................     1.59         1.06        0.65
   Diluted--as reported................... $   1.60     $   1.08    $   0.67
   Diluted--pro forma.....................     1.56         1.05        0.65
Net earnings per share:
   Basic--as reported..................... $   0.98     $   0.75    $   0.57
   Basic--pro forma.......................     0.94         0.72        0.55
   Diluted--as reported................... $   0.96     $   0.74    $   0.57
   Diluted--pro forma.....................     0.93         0.71        0.54

                                       59

For the purpose of computing the pro forma amounts indicated, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                         2000      1999      1998
-----------------------------------------------------------------
Expected dividend yield...............   0.2%      0.4%      0.4%
Expected stock volatility.............    38%       33%       33%
Risk-free interest rates..............     6%        6%        6%
Expected lives (in years).............     5         5         4


Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $17 in fiscal 2000, $8 in fiscal 1999 and $7 in fiscal 1998.

8. EARNINGS PER SHARE
Reconciliations of the numerator and denominator of basic and diluted earnings per share from continuing operations are presented below.

(Amounts in thousands                    Years Ended February 29 or 28
except per share data)                  2000         1999         1998
------------------------------------------------------------------------
Weighted average common shares......   201,345      198,304      196,054
Dilutive potential common shares:
   Options..........................     2,145        1,700        1,684
   Restricted stock.................       831          808          670
                                      ----------------------------------
Weighted average common shares
   and dilutive potential
   common shares....................   204,321      200,812      198,408
                                      ==================================
Earnings from continuing operations
   available to common
   shareholders.....................  $327,574     $216,927     $132,710
                                      ==================================
Basic earnings per share from
   from continuing operations.......  $   1.63     $   1.09     $   0.68
                                      ==================================
Diluted earnings per share from
   continuing operations............  $   1.60     $   1.08     $   0.67
                                      ==================================

Certain options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 2,900 shares of Circuit City Group Stock ranging from $43.03 to $47.53 per share were outstanding and not included in the calculation at the end of fiscal 2000; 2,000,000 shares at $29.50 per share at the end of fiscal 1999; and 3,020,000 shares ranging from $17.74 to $29.50 per share at the end of fiscal 1998.

9. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Stock at February 29, 2000, and February 28, 1999.

Eligible employees of the Circuit City Group participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation. The following tables set forth the Circuit City Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 29 or 28:


(Amounts in thousands)                               2000          1999
-------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year........... $110,001      $ 88,166
Service cost......................................   13,428        10,479
Interest cost.....................................    7,384         6,135
Actuarial (gain) loss.............................  (17,325)        8,511
Benefits paid.....................................   (4,151)       (3,290)
                                                   ----------------------
Benefit obligation at end of year................. $109,337      $110,001
                                                   ----------------------
Change in plan assets:
Fair value of plan assets at beginning of year.... $ 94,125      $ 83,009
Actual return on plan assets......................   13,568         4,342
Employer contributions............................   11,498        10,064
Benefits paid.....................................   (4,151)       (3,290)
                                                   ----------------------
Fair value of plan assets at end of year.......... $115,040      $ 94,125
                                                   ----------------------
Reconciliation of funded status:
Funded status..................................... $  5,703      $(15,876)
Unrecognized actuarial (gain) loss................  (13,326)        8,657
Unrecognized transition asset.....................     (398)         (598)
Unrecognized prior service benefit................     (421)         (552)
                                                   ----------------------
Net amount recognized............................. $ (8,442)     $ (8,369)
                                                   ======================

The components of net pension expense are as follows:

                                                Years Ended February 29 or 28
(Amounts in thousands)                           2000        1999        1998
------------------------------------------------------------------------------
Service cost.................................  $13,428     $10,479     $ 8,365
Interest cost................................    7,384       6,135       5,221
Expected return on plan assets...............   (8,919)     (7,675)     (5,060)
Amortization of prior service cost...........     (199)       (104)       (104)
Amortization of transitional asset...........     (132)       (199)       (199)
Recognized actuarial loss....................       10           -           -
                                               -------------------------------
Net pension expense..........................  $11,572     $ 8,636     $ 8,223
                                               ===============================


Assumptions used in the accounting for the pension plan were:

                                              Years Ended February 29 or 28
                                                2000      1999      1998
------------------------------------------------------------------------
Weighted average discount rate...............   8.0%      6.8%      7.0%
Rate of increase in compensation levels......   6.0%      5.0%      5.0%
Expected rate of return on plan assets.......   9.0%      9.0%      9.0%
                                                ========================
                                       60

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

                                                Years Ended February 29 or 28
(Amounts in thousands)                           2000        1999        1998
-------------------------------------------------------------------------------
Minimum rentals.............................. $288,037     $273,185    $236,962
Rentals based on sales volume................    1,327        1,247         730
Sublease income..............................  (16,425)     (14,857)    (12,879)
                                              ---------------------------------
Net.......................................... $272,939     $259,575    $224,813
                                              =================================


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

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 29, 2000, were:

                                                    Operating    Operating
(Amounts in thousands)                  Capital       Lease       Sublease
Fiscal                                  Leases     Commitments     Income
-------------------------------------------------------------------------
2001................................... $ 1,681    $  279,204    $(13,042)
2002...................................   1,725       276,428     (11,791)
2003...................................   1,726       272,626     (10,801)
2004...................................   1,768       271,123      (9,238)
2005...................................   1,798       269,236      (8,664)
After 2005.............................  14,666     2,845,835     (44,935)
                                        ---------------------------------
Total minimum lease payments........... $23,364    $4,214,452    $(98,471)
                                                   ======================
Less amounts representing interest.....  10,948
                                        -------
Present value of net minimum capital
   lease payments [NOTE 5]............. $12,416
                                        =======

In fiscal 2000, the Company entered into sale-leaseback transactions with unrelated parties on behalf of the Circuit City Group at an aggregate selling price of $24,295,000 ($103,750,000 in fiscal 1999 and $120,670,000 in fiscal
1998). Neither the Company nor the Circuit City Group has continuing involvement under the sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT
    INFORMATION
Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $390,144,000 (3.7 percent of net sales and operating revenues) in fiscal 2000, $376,316,000 (4.0 percent of net sales and operating revenues) in fiscal 1999 and $369,998,000 (4.6 percent of net sales and operating revenues) in fiscal 1998.

12. SECURITIZATIONS
On behalf of the Circuit City Group, the Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its wholly owned finance operation. The reduction in the aggregate securitized amount was $63.8 million for fiscal 2000, and proceeds from securitization transactions were $224.6 million for fiscal 1999 and $331.4 million for fiscal 1998.

Receivables relating to the securitization facilities consist of the following at February 29 or 28:

(Amounts in thousands)                       2000         1999
-----------------------------------------------------------------
Managed receivables....................  $2,844,377    $2,957,132
Receivables/residual interests held
   by the Circuit City Group:
   For sale............................     (18,288)      (39,948)
   For investment......................    (144,806)     (161,996)
                                         ------------------------
Net receivables sold...................  $2,681,283    $2,755,188
                                         ========================
Net receivables sold with recourse.....  $  229,000    $  322,000
                                         ========================
Program capacity.......................  $3,598,350    $3,127,000
                                         ========================

Private-label credit card receivables are financed through securitization programs employing a master trust structure. As of February 29, 2000, these securitization programs had a capacity of $1.85 billion. The agreement has no recourse provisions.

During fiscal 1998, a bank card master trust securitization facility was established and issued two series from the trust. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $229 million of the receivables sold. The finance charges from the transferred receivables are used to fund interest costs, charge-offs, servicing fees and other related costs. The Company believes that as of February 29, 2000, no liability existed under these recourse provisions. The bank card securitization program has a total program capacity of $1.75 billion.

Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $37.3 million at February 29, 2000, $27.3 million at February 28, 1999, and $25.0 million at February 28, 1998, and are included in net accounts receivable. Changes in these retained interests consisted of originated retained interests of $52.9 million for fiscal 2000, $37.3 million for fiscal 1999 and $33.3 million for fiscal 1998, less amortization of $42.9 million in fiscal 2000, $35.0 million in fiscal 1999 and $11.5 million in fiscal 1998. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. The finance operation's servicing revenue totaled $213.1 million for fiscal 2000, $210.4 million for fiscal 1999 and $195.7 million for fiscal 1998.

                                       61

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

The APRs of the private-label card programs, excluding promotional balances, range from 22 percent to 24 percent, with default rates varying based on portfolio composition, but generally aggregating from 4 percent to 6 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 11 percent to 13 percent.

The bank card APRs are based on the prime rate and generally range from 10 percent to 23 percent, with default rates varying by portfolio composition, but generally aggregating from 8 percent to 12 percent. Principal payment rates vary widely both seasonally and by credit terms but are in the range of 7 percent to 9 percent.

Interest cost paid by the master trusts varies between series and, at February 29, 2000, ranged from 6.2 percent to 6.7 percent.

13. INTEREST RATE SWAPS
In October 1994, the Company entered into five-year interest rate swap agreements with notional amounts totaling $300 million relating to a public issuance of securities by the master trust. As part of this issuance, $344 million of five-year, fixed-rate certificates were issued to fund consumer credit receivables. The finance operation is servicer for the accounts, and as such, receives its monthly cash portfolio yield after deducting interest, charge-offs and other related costs. The underlying receivables are based on a floating rate. The swaps were put in place to better match funding costs to the receivables being securitized. As a result, the master trust pays fixed-rate interest, and the Company utilizes the swaps to convert the fixed-rate obligation to a floating-rate, LIBOR-based obligation. These swaps were entered into as part of the sales of receivables and are included in the gain on sales of receivables. In November 1999, these swaps terminated as the related securities in the master trust matured.

Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 29, 2000, would result in a loss of $90,000, and at February 28, 1999, would result in a loss of $2.2 million.

The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to match more closely funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.

14. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the Circuit City Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.

15. DISCONTINUED OPERATIONS
On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Circuit City Group statements of earnings for the periods presented. Discontinued operations also have been segregated on the Circuit City Group statements of cash flows for the periods presented. The Circuit City Group balance sheets, however, include Divx.

The loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000, $68.5 million after an income tax benefit of $42.0 million in fiscal 1999 and $20.6 million after an income tax benefit of $12.6 million in fiscal 1998. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million in fiscal 2000. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments. At February 29, 2000, the provision for operating losses during the phase-out period increased to $6.2 million from the original estimate of $3.0 million because of higher than expected operating costs during the early stages of discontinuing the business. This increase was offset by reductions in the provisions for non-operating costs.

The net liabilities or assets of the discontinued Divx operations reflected in the accompanying Group balance sheets at February 29 or 28 are comprised of the following:

(Amounts in thousands)                                    2000         1999
-----------------------------------------------------------------------------
Current assets........................................ $    612      $ 25,630
Property and equipment, net...........................      513        23,589
Other assets..........................................        -         7,895
Current liabilities...................................  (32,650)      (23,126)
Other liabilities.....................................  (35,291)       (3,397)
                                                       ----------------------
Net (liabilities) assets of discontinued operations... $(66,816)     $ 30,591
                                                       ======================
                                       62

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands    First Quarter        Second Quarter         Third Quarter        Fourth Quarter              Year
except per share data)   2000      1999       2000       1999       2000       1999       2000       1999       2000        1999
-----------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
 revenues........... $2,204,919 $1,924,698 $2,422,667 $2,117,796 $2,495,649 $2,272,258 $3,476,171 $3,029,418 $10,599,406 $9,344,170
                     --------------------------------------------------------------------------------------------------------------
Gross profit........ $  540,731 $  465,012 $  604,503 $  526,622 $  618,182 $  553,388 $  858,776 $  738,950 $ 2,622,192 $2,283,972
                     --------------------------------------------------------------------------------------------------------------
Earnings from continuing
 operations before Inter-Group
 Interest in the
 CarMax Group....... $   39,311 $   23,818 $   71,234 $   46,053 $   54,714 $   38,340 $  161,453 $  126,773 $   326,712 $  234,984
                     --------------------------------------------------------------------------------------------------------------
Earnings from continuing
 operations......... $   41,398 $   21,339 $   73,692 $   43,773 $   52,335 $   32,710 $  160,149 $  119,105 $   327,574 $  216,927
                     --------------------------------------------------------------------------------------------------------------
Loss from discontinued
 operations......... $ (130,240)$   (8,070)$        - $  (11,626)$        - $  (16,765)$        - $  (32,085)$  (130,240)$  (68,546)
                     --------------------------------------------------------------------------------------------------------------
Net (loss)
 earnings........... $  (88,842)$   13,269 $   73,692 $   32,147 $   52,335 $   15,945 $  160,149 $   87,020 $   197,334 $  148,381
                     --------------------------------------------------------------------------------------------------------------
Net (loss) earnings per share:
 Basic:
  Continuing
   operations....... $     0.21 $     0.11 $     0.37 $     0.22 $     0.26 $     0.16 $     0.79 $     0.60 $      1.63 $     1.09
                     --------------------------------------------------------------------------------------------------------------
  Discontinued
   operations....... $    (0.65)$    (0.04)$        - $    (0.06)$        - $    (0.08)$        - $    (0.16)$     (0.65)$    (0.34)
                     --------------------------------------------------------------------------------------------------------------
   Net (loss)
    earnings........ $    (0.44)$     0.07 $     0.37 $     0.16 $     0.26 $     0.08 $     0.79 $     0.44 $      0.98 $     0.75
                     --------------------------------------------------------------------------------------------------------------
 Diluted:
  Continuing
   operations....... $     0.20 $     0.11 $     0.36 $     0.22 $     0.26 $     0.16 $     0.78 $     0.59 $      1.60 $     1.08
                     --------------------------------------------------------------------------------------------------------------
  Discontinued
   operations....... $    (0.64)$    (0.04)$        - $    (0.06)$        - $    (0.08)$        - $    (0.16)$     (0.64)$    (0.34)
                     --------------------------------------------------------------------------------------------------------------
   Net (loss)
    earnings........ $    (0.44)$     0.07 $     0.36 $     0.16 $     0.26 $     0.08 $     0.78 $     0.44 $      0.96 $     0.74
                     --------------------------------------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:

We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 29, 2000 and February 28, 1999 and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 29, 2000. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the effects of not consolidating the CarMax Group with the Circuit City Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 29, 2000 in conformity with generally accepted accounting principles.




/s/KPMG LLP
Richmond, Virginia
April 4, 2000

          CARMAX GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Circuit City Group Common Stock is intended to track the performance of the Circuit City stores and related operations and the Group's retained interest in the CarMax Group. The effects of the retained interest held by the Circuit City Group on the CarMax Group's financial statements are identified by the term "Inter-Group." The Inter-Group Interest is not considered outstanding CarMax Group stock. Therefore, the net earnings or losses attributed to the Inter-Group Interest are not included in the CarMax Group's per share calculations.

The following discussion and analysis relates to the CarMax Group. Reported earnings and losses attributed to the CarMax Group Common Stock exclude the earnings and losses attributed to the Circuit City Group's Inter-Group Interest, which was 74.7 percent at February 29, 2000, 76.6 percent at February 28, 1999, and 77.3 percent at February 28, 1998. For additional information, refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. and for the Circuit City Group.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the CarMax Group increased 37 percent in fiscal 2000 to $2.01 billion. In fiscal 1999, total sales increased 68 percent to $1.47 billion from $874.2 million in fiscal 1998. The fiscal 2000 total sales increase reflects a 2 percent increase in comparable store sales and the addition of superstores and new-car franchises.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
Fiscal                                    Total    Comparable
-------------------------------------------------------------
2000....................................   37%         2 %
1999....................................   68%        (2)%
1998....................................   71%         6 %
1997....................................   85%        23 %
1996....................................  258%        12 %

PERCENT VEHICLE SALES BY CATEGORY
                               2000  1999   1998  1997   1996
-------------------------------------------------------------
Vehicle Dollars:
   Used Vehicles............   79%   90%    89%   88%    100%
   New Vehicles.............   21%   10%    11%   12%      0%
Vehicle Units:
   Used Vehicles............   86%   94%    93%   92%    100%
   New Vehicles.............   14%    6%     7%    8%      0%


During the past five years, geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises have been the primary contributors to CarMax's total sales growth. During the second half of fiscal 1998, the Group's used-car sales began to fall below management's expectations. New-car sales remained strong. These trends continued through fiscal 1999 when strong comparable store sales growth in new cars was more than offset by the weak used-car sales trend.

Late in fiscal 1999, CarMax adopted a hub and satellite operating strategy in existing multi-store markets. In fiscal 1999, five superstores were converted to satellite locations in the Miami, Houston, Dallas and Chicago markets. Under the hub and satellite operating process, a satellite store uses the reconditioning, purchasing and business office operations of a nearby hub store. The display capacity and consumer offer are identical in both the hub and satellite stores. A prototypical satellite store operates on a four- to six-acre site with a 12,000- to 14,000-square-foot facility that houses sales offices, a showroom and four to seven service bays for regular maintenance and warranty service. At the end of fiscal 1999, CarMax classified two stores as prototype satellite stores.

In fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets. During the year, CarMax opened one used-car superstore in Nashville, Tenn., and one in Duarte, Calif. CarMax converted one existing store into a satellite operation. In the markets of Dallas/Fort Worth and Houston, CarMax added two prototypical satellite stores that opened at year-end. The sales pace at CarMax's used-car superstores, including those stores with integrated new-car franchises, improved, and the Group generated comparable store sales growth for the last two quarters and for the fiscal year.

In fiscal 2000, CarMax also opened five stand-alone new-car stores, relocated its Laurel, Md., Toyota franchise next to its Laurel superstore and acquired a Nissan franchise that was added to an existing used-car superstore location in the Washington, D.C./Baltimore market. While the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations, management was disappointed in the performance of the stand-alone new-car stores during fiscal 2000. Although operations at these stores have improved significantly versus their levels prior to acquisition, they remain below management's expectations. CarMax is actively pursuing opportunities to integrate or co-locate as many of these franchises with existing used-car superstores as possible.

Late in fiscal 2000, CarMax's primary competitor exited the used-car superstore business. Management believes their exit from the Dallas/Fort Worth, Houston, San Antonio, Tampa and Miami markets, where the two companies competed, will help eliminate consumer confusion over the two offers and increase customer flow for CarMax.

STORE MIX*
                                  Retail Units at Year-End
Fiscal                       2000    1999   1998   1997    1996
---------------------------------------------------------------

"C" and "B" Stores..........  14      13      8      2       1
"A" Store...................  17      16     10      5       3
Satellite Prototype Store...   4       2      -      -       -
Stand-Alone New-Car Store...   5       -      -      -       -
                              ---------------------------------
Total.......................  40      31     18      7       4
                              =================================

* CarMax opened two prototypical satellite stores in late fiscal 1999 and two prototypical satellite stores in fiscal 2000. In addition to the four satellite prototype stores in operation, six "A," "B" or "C" stores have been converted to satellite operations. "C" stores represent the largest format. In fiscal 2000, CarMax reclassified certain stores on the basis of square footage. Prior year information has been reclassified to reflect this change.

NEW-CAR FRANCHISES*
                                      New-Car Franchises
Fiscal                       2000    1999    1998    1997    1996
-----------------------------------------------------------------
Integrated/Co-Located
   New-Car Franchises.......  15      16      2       1       -
Stand-Alone New-Car
   Franchises...............   5       -      -       -       -
                              -----------------------------------
Total New-Car Franchises....  20      16      2       1       -
                              ===================================

* In fiscal 2000, CarMax reclassified certain franchises as "co-located." Prior period information has been reclassified to reflect this change.


In most states, CarMax sells extended warranties on behalf of an unrelated third party who is the primary obligor. Under this third-party warranty program, the Company has no contractual liability to the customer. In states where third-party warranty sales are not permitted, CarMax has sold its own extended warranty for which the Company is the primary obligor. Gross dollar sales from all extended warranty programs were 3.7 percent of the Group's total sales in fiscal 2000, 4.3 percent in fiscal 1999 and 3.8 percent in fiscal 1998. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. The fiscal 1999 increase reflects pricing adjustments and a higher penetration rate achieved by extending warranty coverage to more vehicles. Total extended warranty revenue, which is reported in the Group's total sales, was 1.6 percent of total sales in fiscal 2000, 2.0 percent in fiscal 1999 and 1.5 percent in fiscal 1998. Third-party extended warranty revenue was 1.6 percent of total sales in fiscal 2000, 1.9 percent in fiscal 1999 and 1.4 percent in fiscal 1998.

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

Cost of Sales
The gross profit margin was 11.9 percent in fiscal 2000, 11.7 percent in fiscal 1999 and 8.4 percent in fiscal 1998. At the end of fiscal 1998, CarMax instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronic accessory sales. The success of this plan was the significant contributor to the improved gross profit margins in fiscal 2000 and fiscal 1999. The significant increase in new-car sales as a percentage of total sales partly offset the fiscal 2000 and fiscal 1999 improvements since new vehicles carry lower gross profit margins than used vehicles.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 11.3 percent of sales in fiscal 2000, 13.9 percent of sales in fiscal 1999 and 14.6 percent of sales in fiscal 1998. The improved selling, general and administrative expense ratio in fiscal 2000 reflects expense leverage from the total and comparable store sales increases and productivity improvements resulting from the slower expansion rate, implementation of the hub and satellite operating strategy, and operating expense controls. The improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1 percent of sales. The higher ratios in fiscal 1999 and fiscal 1998 reflect the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets. The fiscal 1998 ratio also includes an $11.5 million write-down of assets associated with the closure and disposal of the Group's centralized reconditioning facilities and excess property at some locations. Excluding the write-down of assets, the selling, general and administrative expense ratio would have been 13.3 percent of sales in fiscal 1998.

Profits generated by CarMax's finance operation and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was 0.5 percent of sales in fiscal 2000, 0.4 percent of sales in fiscal 1999 and 0.2 percent of sales in fiscal 1998. During fiscal 2000 and fiscal 1999, interest expense was incurred primarily on allocated debt to fund new store growth, franchise acquisitions and working capital, including inventory. In fiscal 1998, interest expense was incurred primarily on an inter-group note used to finance inventory for much of the year.

Earnings (Loss) Before Income Taxes
Earnings before income taxes were $1.8 million in fiscal 2000. The fiscal 2000 pretax earnings exceeded management's expectations. At the end of fiscal 2000, CarMax recorded a pretax charge of $4.8 million relating to lease termination costs on undeveloped property and the write-down of assets associated with excess property for sale. Excluding these charges, earnings before income taxes were $6.6 million.

For fiscal 1999, CarMax recorded a pretax loss of $38.5 million. This loss exceeded management's expectations and reflected the underperformance of stores in some multi-store metropolitan markets. The fiscal 1998 pretax loss, which includes an $11.5 million write-down of assets, was $56.1 million. Excluding the write-down, the fiscal 1998 pretax loss was $44.6 million.

Income Taxes
The Group's effective income tax rate was 38.0 percent in fiscal 2000, compared with 39.0 percent in fiscal 1999 and fiscal 1998. In fiscal 1999 and fiscal 1998, the CarMax Group generated losses and as a result recorded related income tax benefits.

Net Earnings (Loss)
Net earnings were $1.1 million in fiscal 2000. Excluding the lease termination costs and the write-down of assets, net earnings would have been $4.1 million compared with a net loss of $23.5 million in fiscal 1999. In fiscal 1998, the net loss was $34.2 million. Excluding the impact of the write-down of assets, the fiscal 1998 net loss was $27.2 million.

Earnings attributed to the CarMax Group common stock were $256,000, or 1 cent per share, in fiscal 2000, compared with a net loss of $5.5 million, or 24 cents per share, in fiscal 1999 and a net loss of $7.8 million, or 35 cents per share in fiscal 1998.

Operations Outlook
In fiscal 2001, management will continue to focus on revenue growth and operating margin enhancement in existing CarMax markets. Management will concentrate on the hub and satellite operating strategy for its used-car superstores and seek new-car franchises to integrate or co-locate with used-car superstores. Management anticipates that in fiscal 2001 and beyond new stores will be smaller "A" stores or satellite locations.

Management also remains focused on building consumer awareness of the CarMax offer. In fiscal 2000, CarMax began a new advertising campaign; enhanced its Web site, carmax.com; and launched an online buying service that provides firm prices on new vehicles.

Management believes that continued sales and profit improvement in the Group's existing markets will result in solid profitability in fiscal 2001 and allow the Group to resume moderate and profitable geographic growth thereafter.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
Net cash used in operating activities was $25.1 million in fiscal 2000, $82.0 million in fiscal 1999 and $86.1 million in fiscal 1998. For the three-year period, cash primarily was used to purchase inventory for store openings and additional new-car franchises. In fiscal 1999 and fiscal 1998, cash also was used to fund net losses.

Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Investment of surplus cash from the February 1997 equity offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of (1) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (2) a portion of the Company's debt that is allocated between the Circuit City Group and the CarMax Group. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

During fiscal 2000, a term loan totaling $175 million and due in May 2000 was classified as a current liability. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital. Payment of corporate debt will not necessarily reduce CarMax Group allocated debt.

The CarMax Group's capital expenditures were $45.4 million in fiscal 2000, $138.3 million in fiscal 1999 and $234.3 million in fiscal 1998. CarMax's capital expenditures through fiscal 2000 primarily were related to store expansion. Capital expenditures have been funded through sale-leaseback transactions, landlord reimbursements, proceeds from the February 1997 CarMax Group equity offering and allocated short- and long-term debt. In fiscal 2001, the Group anticipates capital expenditures of approximately $30 million. Sale-leaseback and landlord reimbursement transactions totaled $25.3 million in fiscal 2000, $139.3 million in fiscal 1999 and $98.1 million in fiscal 1998.

During fiscal 2000, the CarMax Group acquired the Chrysler-Plymouth-Jeep franchise rights and the related assets of Prince Chrysler-Plymouth-Jeep Company and the franchise rights and the related assets of LAX Dodge, Inc. in the Los Angeles market; the Jeep franchise rights and the related assets of Red Bird Jeep-Eagle and the franchise rights of Hilltop Chrysler-Plymouth, Inc. in the Dallas market; the franchise rights and related assets of Fairway Chrysler-Plymouth-Jeep, Inc. in the Orlando market; and the Nissan franchise rights and related assets of Town & Country Pontiac Nissan, Inc. in the
Washington   D.C./Baltimore   market  for  a  total  of  $34.8  million.   These
acquisitions were financed through cash resources. Costs in excess of the acquired net tangible assets, which are primarily inventory, have been recorded as goodwill and covenants not to compete.

During fiscal 1999, the CarMax Group acquired the Toyota franchise rights and the related assets of Laurel Automotive Group, Inc. in the Washington, D.C./Baltimore market; the franchise rights and the related assets of Mauro Auto Mall, Inc. in the Chicago market; the franchise rights and the related assets of Nissan of Greenville, Inc. in the Greenville, S.C., market; and the Mitsubishi franchise rights and the related assets of Boomershine Automotive, Inc. in the Atlanta market for a total of $49.6 million. The acquisitions were financed through cash payments totaling $41.6 million and the issuance of two promissory notes totaling $8.0 million. Costs in excess of the acquired net tangible assets, which are primarily inventory, were recorded as goodwill and covenants not to compete.

In fiscal 1996, Circuit City Stores, Inc. initiated an asset securitization program on behalf of the CarMax Group. At the end of fiscal 2000, that program allowed the transfer of up to $500 million in automobile loan receivables. In October 1999, the Company formed a second securitization facility on behalf of the CarMax Group that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 29, 2000, the program had a capacity of $559.5 million. Securitized receivables on behalf of the CarMax Group totaled $887.2 million at the end of fiscal 2000. The receivables are sold to an unaffiliated third party with the servicing rights retained. Management expects that securitization programs which allow for the transfer of receivables through both private placement and the public market can be used to fund increases in receivables resulting from CarMax's continued growth.

In fiscal 1999, CarMax entered into a one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement had a total program capacity of $160 million at February 29, 2000, and was created to provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special purpose company. During fiscal 2000 and fiscal 1999, the CarMax Group financed no inventory under this arrangement. This financing arrangement was terminated in the first quarter of fiscal 2001.

Management believes that the proceeds from sales of property and equipment and receivables, future increases in the Company's debt allocated to the CarMax Group, inter-group loans and cash generated by operations will be sufficient to fund the CarMax Group's capital expenditures and operations.

MARKET RISK
The Company manages the automobile installment loan portfolio of the Group's finance operation. A portion of this portfolio is securitized and, therefore, is not presented on the Group's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps. Total principal outstanding for fixed-rate automobile loans at February 29, 2000, and February 28, 1999, was as follows:

(Amounts in millions)                        2000        1999
-------------------------------------------------------------
Fixed APR................................... $932        $592
                                             ================

Financing for these receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital. Financings at February 29, 2000, and February 28, 1999, were as follows:

(Amounts in millions)                        2000        1999
-------------------------------------------------------------

Fixed-rate securitizations.................. $559       $   -
Floating-rate securitizations
   synthetically altered to fixed...........  327         500
Floating-rate securitizations...............    1          39
Held by the Company:
   For investment*..........................   22          38
   For sale.................................   23          15
                                             ----------------
Total....................................... $932        $592
                                             ================

* Held by a bankruptcy remote special purpose company

The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 29, 2000, or February 28, 1999. Because it has a program in place to manage interest rate exposure relating to its installment loan portfolio, the Company expects to experience relatively little impact if interest rates fluctuate.

YEAR 2000 CONVERSION
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a complete discussion of the Year 2000 issue and its impact on the Group's financial statements.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2001 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

                      CARMAX GROUP STATEMENTS OF OPERATIONS

                                                                                 Years Ended February 29 or 28
(Amounts in thousands except per share data)                        2000          %        1999          %       1998         %
---------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES................................ $2,014,984     100.0   $1,466,298     100.0   $874,206     100.0
Cost of sales...................................................  1,774,619      88.1    1,294,032      88.3    800,699      91.6
                                                                 ----------------------------------------------------------------

GROSS PROFIT....................................................    240,365      11.9      172,266      11.7     73,507       8.4
                                                                 ----------------------------------------------------------------
Selling, general and administrative expenses [NOTES 3 AND 13]...    228,200      11.3      204,422      13.9    127,822      14.6
Interest expense [NOTES 3 AND 7]................................     10,362       0.5        6,393       0.4      1,789       0.2
                                                                 ----------------------------------------------------------------

TOTAL EXPENSES..................................................    238,562      11.8      210,815      14.3    129,611      14.8
                                                                 ----------------------------------------------------------------
Earnings (loss) before income taxes.............................      1,803       0.1      (38,549)     (2.6)   (56,104)     (6.4)

Income tax provision (benefit) [NOTES 3 AND 8]..................        685       0.0      (15,035)     (1.0)   (21,881)     (2.5)
                                                                 ----------------------------------------------------------------
NET EARNINGS (LOSS)............................................. $    1,118       0.1   $  (23,514)     (1.6)  $(34,223)     (3.9)
                                                                 ================================================================
Net earnings (loss) attributed to [NOTE 1]:
   Circuit City Group common stock.............................. $      862             $  (18,057)            $(26,460)
   CarMax Group common stock....................................        256                 (5,457)              (7,763)
                                                                 ----------             ----------             --------
                                                                 $    1,118             $  (23,514)            $(34,223)
                                                                 ==========             ==========             ========
Weighted average common shares [NOTES 2 AND 10]:
   Basic........................................................     23,778                 22,604               22,001
                                                                 ==========             ==========             ========
   Diluted......................................................     25,788                 22,604               22,001
                                                                 ==========             ==========             ========

NET EARNINGS (LOSS) PER SHARE [NOTES 2 AND 10]:
   Basic........................................................ $     0.01             $    (0.24)            $  (0.35)
                                                                 ==========             ==========             ========
   Diluted...................................................... $     0.01             $    (0.24)            $  (0.35)
                                                                 ==========             ==========             ========

See accompanying notes to group financial statements.

                                       68


                           CARMAX GROUP BALANCE SHEETS

                                                                                                    At February 29 or 28
(Amounts in thousands)                                                                           2000                  1999
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents.................................................................  $  9,981              $ 17,679
   Net accounts receivable [NOTE 5]..........................................................   129,253                97,364
   Inventory.................................................................................   283,592               225,460
   Prepaid expenses and other current assets.................................................     2,844                   620
                                                                                               ------------------------------

   TOTAL CURRENT ASSETS......................................................................   425,670               341,123
   Property and equipment, net [NOTES 6 AND 7]...............................................   211,856               203,946
   Other assets..............................................................................    37,969                26,129
                                                                                               ------------------------------

   TOTAL ASSETS..............................................................................  $675,495              $571,198
                                                                                               ==============================

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTE 7]...........................................  $ 91,609              $  1,250
   Accounts payable..........................................................................    75,959                59,838
   Short-term debt [NOTE 7]..................................................................     1,552                 4,605
   Accrued expenses and other current liabilities............................................    19,856                 8,556
   Deferred income taxes [NOTE 8]............................................................     7,147                 7,674
                                                                                               ------------------------------

   TOTAL CURRENT LIABILITIES.................................................................   196,123                81,923
   Long-term debt, excluding current installments [NOTE 7]...................................   121,257               139,720
   Deferred revenue and other liabilities....................................................     7,249                 5,015
   Deferred income taxes [NOTE 8]............................................................     5,877                 4,125
                                                                                               ------------------------------

   TOTAL LIABILITIES.........................................................................   330,506               230,783

   GROUP EQUITY..............................................................................   344,989               340,415
                                                                                               ------------------------------
   Commitments and contingent liabilities [NOTES 1, 5, 11, 12, 14 AND 15]

   TOTAL LIABILITIES AND GROUP EQUITY........................................................  $675,495              $571,198
                                                                                               ==============================

See accompanying notes to group financial statements.

                                       69

                      CARMAX GROUP STATEMENTS OF CASH FLOWS

                                                                                        Years Ended February 29 or 28
(Amounts in thousands)                                                            2000               1999              1998
-----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net earnings (loss)........................................................  $  1,118          $ (23,514)        $ (34,223)
   Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
      Depreciation and amortization...........................................    15,241             10,003             4,577
      Gain on disposition of property and equipment...........................      (820)                 -                 -
      Lease termination costs and write-down of assets [NOTE 13]..............     4,755                  -            11,500
      Provision for deferred income taxes.....................................     1,225             11,284            (1,867)
      Changes in operating assets and liabilities, net of effects from business acquisitions:
         Increase (decrease) in deferred revenue and other liabilities........     2,234               (251)              835
         Increase in net accounts receivable..................................   (31,889)           (36,498)          (32,516)
         Increase in inventory................................................   (39,909)           (81,490)          (61,710)
         (Increase) decrease in prepaid expenses and other current assets.....    (2,224)            25,714             2,743
         Decrease (increase) in other assets..................................     1,255               (809)               63
         Increase in accounts payable, accrued expenses and
            other current liabilities.........................................    23,921             13,570            24,472
                                                                                ---------------------------------------------
   NET CASH USED IN OPERATING ACTIVITIES......................................   (25,093)           (81,991)          (86,126)
                                                                                ---------------------------------------------

INVESTING ACTIVITIES:
   Cash used in business acquisitions [NOTE 4]................................   (34,849)           (41,562)                -
   Purchases of property and equipment........................................   (45,395)          (138,299)         (234,252)
   Proceeds from sales of property and equipment..............................    25,340            139,332            98,098
   Decrease in inter-group receivable, net....................................         -                  -            48,147
                                                                                ---------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES......................................   (54,904)           (40,529)          (88,007)
                                                                                ---------------------------------------------

FINANCING ACTIVITIES:
   (Decrease) increase in allocated short-term debt, net......................    (3,053)             1,220               385
   Increase in allocated long-term debt, net..................................    71,896            108,584            27,386
   Equity issuances, net......................................................     3,456              3,983             2,353
                                                                                ---------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES..................................    72,299            113,787            30,124
                                                                                ---------------------------------------------
Decrease in cash and cash equivalents.........................................    (7,698)            (8,733)         (144,009)
Cash and cash equivalents at beginning of year................................    17,679             26,412           170,421
                                                                                ---------------------------------------------
Cash and cash equivalents at end of year......................................  $  9,981          $  17,679         $  26,412
                                                                                =============================================

See accompanying notes to group financial statements.

                                       70

                     CARMAX GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997...........................................................................................  $391,816
                                                                                                                     --------
   Net loss........................................................................................................   (34,223)
   Equity issuances, net...........................................................................................     2,353
                                                                                                                     --------

BALANCE AT FEBRUARY 28, 1998.......................................................................................   359,946
                                                                                                                     --------
   Net loss........................................................................................................   (23,514)
   Equity issuances, net...........................................................................................     3,983
                                                                                                                     --------

BALANCE AT FEBRUARY 28, 1999.......................................................................................   340,415
                                                                                                                     --------
   Net earnings....................................................................................................     1,118
   Equity issuances, net...........................................................................................     3,456
                                                                                                                     --------

BALANCE AT FEBRUARY 29, 2000.......................................................................................  $344,989
                                                                                                                     ========

See accompanying notes to group financial statements.

                   NOTES TO CARMAX GROUP FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video
Express, which has been discontinued. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax Group's operations. The Inter-Group Interest is not considered outstanding CarMax Group Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 74.7 percent interest in the CarMax Group at February 29, 2000, 76.6 percent interest at February 28, 1999, and a 77.3 percent interest at February 28, 1998.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the CarMax Group and the Circuit City Group for the purposes of preparing their respective financial statements, holders of CarMax Group Stock and holders of Circuit City Group Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the change in the equity structure of the Company does not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Accordingly, the CarMax Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements and the Circuit City Group financial statements.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
(A) CASH AND CASH EQUIVALENTS: Allocated cash equivalents of $1,770,000 at February 29, 2000, and $14,750,000 at February 28, 1999, consist of highly liquid debt securities with original maturities of three months or less.

(B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company recognizes gains or losses as a component of the Company's finance operations. For transfers of financial assets to qualify for sale accounting, control over the assets must be surrendered at the time of sale. Multiple estimates are used to calculate the gain or loss on sales of receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Finance charge income, default rates and payment rates are estimated using projections developed from the prior 12 months of operating history. These estimates are adjusted for any industry or portfolio trends that have been observed. The present value of the resulting cash flow projections is calculated using a discount rate appropriate for the type of asset and risk. Retained interests (such as residual interests in a securitization trust, cash reserve accounts and rights to future interest from serviced assets that exceed contractually specified servicing fees) are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings. Loan receivables held for sale are carried at the lower of cost or market, whereas loan receivables held for investment are carried at cost less an allowance for losses. At February 29, 2000, and February 28, 1999, cost approximates fair value.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the CarMax Group. The carrying value of the CarMax Group's financial instruments approximates fair value. Credit risk is the exposure to the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors and is mitigated by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the CarMax Group does not anticipate material loss for nonperformance. All financial instruments are broadly diversified along industry, product and geographic areas.

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

(G) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying CarMax Group balance sheets. Based upon the financial performance of the acquired businesses, the carrying values of intangible assets are periodically reviewed by the Company and impairments are recognized when the expected future undiscounted operating cash flows derived from such intangible assets are less than the carrying values.

(H) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Adoption of SOP 98-5 did not have a material impact on the Group's financial position, annual results of operation or liquidity. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.

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

(J) DEFERRED REVENUE: The CarMax Group sells service contracts on behalf of an unrelated third party and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Inasmuch as the Company is the primary obligor on these contracts, revenue from the sale of the CarMax Group's own service contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, since the third party is the primary obligor under these contracts.

(K) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.

(L) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(M) NET EARNINGS (LOSS) PER SHARE: The Company calculates earnings per share based upon SFAS No. 128, "Earnings per Share." Basic net earnings (loss) per share for CarMax Group Stock is computed by dividing net earnings (loss) attributed to CarMax Group Stock by the weighted average number of shares of CarMax Group Stock outstanding. Diluted net earnings per share for CarMax Group Stock is computed by dividing net earnings attributed to CarMax Group Stock by the weighted average number of shares of CarMax Group Stock outstanding and dilutive potential CarMax Group Stock.

(N) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."

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

The Company also enters into interest rate swap agreements as part of its asset securitization programs. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(P) RISKS AND UNCERTAINTIES:The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Group.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Q) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2000.

3. CORPORATE ACTIVITIES
The  CarMax  Group's  financial   statements  reflect  the  application  of  the
management and allocation policies adopted by the board of directors to various corporate activities, as described below:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the CarMax Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the CarMax Group and (ii) a portion of the Company's cash equivalents that are allocated between the Groups. Investment of surplus cash from the February 1997 CarMax Group equity offering has been allocated to the CarMax Group. Allocated debt of the CarMax Group consists of (i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt as a whole.

(B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $5.6 million for fiscal 2000, $7.5 million for fiscal 1999 and $6.2 million for fiscal 1998.

(C) INCOME TAXES: The CarMax Group is included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the provision for federal income taxes and related payments of tax are determined on a consolidated basis. The financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds will be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.

4. BUSINESS ACQUISITIONS
The CarMax Group acquired the franchise rights and the related assets of six new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000. The acquisitions were financed through available cash resources. During fiscal 1999, CarMax acquired the franchise rights and the related assets for four new-car dealerships for an aggregate cost of $49.6 million. These acquisitions were financed through available cash resources and the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of the acquired franchises have been included in the accompanying CarMax Group financial statements since the date of acquisition. Unaudited pro forma information related to these acquisitions is not included as the impact of these acquisitions on the accompanying CarMax Group financial statements is not material.

5. ACCOUNTS RECEIVABLE AND
   SECURITIZATION TRANSACTIONS
Accounts receivable consist of the following at February 29 or 28:

(Amounts in thousands)                     2000         1999
--------------------------------------------------------------
Trade receivables......................  $ 70,763     $ 23,649
Installment receivables:
   Held for sale.......................    23,477       14,690
   Held for investment.................    22,088       38,093
   Retained interests..................    18,743       26,145
                                         ---------------------
Total accounts receivable..............   135,071      102,577
Less allowance for doubtful accounts...     5,818        5,213
                                         ---------------------
Net accounts receivable................  $129,253     $ 97,364
                                         =====================


In fiscal 1996, the Company entered into a securitization transaction on behalf of the CarMax Group to finance the installment receivables generated by the Group's wholly owned finance operation. A restructuring of the facility during fiscal 1997 resulted in the recourse provisions being eliminated. Proceeds from the auto loan securitization transaction were $348 million during fiscal 2000, $271 million during fiscal 1999 and $123 million during fiscal 1998. This auto loan securitization program has a total program capacity of $500 million.

In October 1999, the Company formed a second securitization facility that allowed for a $644 million securitization of auto loan receivables in the public market. The program had a capacity of $559 million as of February 29, 2000, with no recourse provisions.

Receivables relating to the securitization facilities consist of the following at February 29 or 28:

(Amounts in thousands)                      2000           1999
-----------------------------------------------------------------
Managed receivables....................  $  931,745      $589,032
Receivables held by the CarMax Group:
   For sale............................     (23,477)      (14,690)
   For investment*.....................     (21,096)      (35,342)
                                         ------------------------
Net receivables sold...................  $  887,172      $539,000
                                         ========================
Program capacity.......................  $1,059,500      $575,000
                                         ========================

*Held by a bankruptcy remote special purpose company


The finance charges from the transferred receivables are used to fund interest costs, charge-offs and servicing fees. Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $15.5 million at February 29, 2000, $14.7 million at February 28, 1999, and $6.8 million at February 28, 1998, and are included in net accounts receivable. Changes in these retained interests consisted of originated retained interests of $17.5 million in fiscal 2000, $16.6 million in fiscal 1999 and $7.3 million in fiscal 1998, less amortization of $16.7 million in fiscal 2000, $8.7 million in fiscal 1999 and $3.6 million in fiscal 1998. The finance operation's servicing revenue totaled $36.9 million for fiscal 2000, $28.2 million for fiscal 1999 and $11.2 million for fiscal 1998. The servicing fee specified in the auto loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

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

The APRs range from 6 percent to 18 percent fixed, with default rates varying based on credit quality, but generally aggregating 0.75 percent to 1.25 percent. The weighted average life of the receivables is expected to be in the 18 month to 20 month range. Interest cost depends on the time at which accounts were originated, but is in the range of 6.4 percent to 6.6 percent at February 29, 2000.

6. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 29 or 28 is summarized as follows:

(Amounts in thousands)                       2000           1999
------------------------------------------------------------------
Land and buildings (20 to 25 years)....    $ 81,885       $ 16,052
Land held for sale.....................      41,850         31,435
Land held for development..............      17,697         28,781
Construction in progress...............      18,010         76,355
Furniture, fixtures and equipment
   (3 to 8 years)......................      60,225         51,504
Leasehold improvements
   (10 to 15 years)....................      19,902         15,658
                                           -----------------------
                                            239,569        219,785
Less accumulated depreciation..........      27,713         15,839
                                           -----------------------
Property and equipment, net............    $211,856       $203,946
                                           =======================


Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

7. DEBT
Long-term debt of the Company at February 29 or 28 is summarized as follows:

(Amounts in thousands)                  2000           1999
-------------------------------------------------------------
Term loans........................... $405,000       $405,000
Industrial Development Revenue
   Bonds due through 2006 at various
   prime-based rates of interest
   ranging from 5.0% to 7.0%.........    5,419          6,564
Obligations under capital leases.....   12,416         12,728

Note payable.........................    3,750          5,000
                                      -----------------------
Total long-term debt.................  426,585        429,292
Less current installments............  177,344          2,707
                                      -----------------------
Long-term debt, excluding
   current installments.............. $249,241       $426,585
                                      =======================
Portion of long-term debt allocated
   to the CarMax Group............... $212,866       $140,970
                                      =======================


In July 1994, the Company entered into a seven-year, $100,000,000, unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 29, 2000, the interest rate on the term loan was 6.29 percent.

In May 1995, the Company entered into a five-year, $175,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent. This term loan is due in May 2000 and has been classified as a current liability as of February 29, 2000. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000, unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 29, 2000, the interest rate on the term loan was 6.23 percent.

The Company maintains a multi-year, $150,000,000, unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 29, 2000, or February 28, 1999.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 29, 2000, and February 28, 1999.

In November 1998, the CarMax Group entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.

In fiscal 1999, the CarMax Group entered into a one-year, renewable inventory financing arrangement with an asset-backed commercial paper conduit. The arrangement had a total program capacity of $160 million at February 29, 2000, and was created to provide funding for the acquisition of vehicle inventory through the use of a non-affiliated special-purpose company. During fiscal years 2000 and 1999, no inventory was financed by the CarMax Group under this arrangement. This financing arrangement was terminated in the first quarter of fiscal 2001.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                        Years Ended February 29 or 28
(Amounts in thousands)                     2000              1999
-------------------------------------------------------------------
Average short-term debt outstanding....  $ 44,692          $ 54,505
                                         ==========================
Maximum short-term debt outstanding....  $411,791          $463,000
                                         ==========================
Aggregate committed lines of credit....  $370,000          $370,000
                                         ==========================

The weighted average interest rate on the outstanding short-term debt was 5.6 percent during fiscal 2000, 5.1 percent during fiscal 1999 and 5.7 percent during fiscal 1998.

Interest expense allocated by the Company to the CarMax Group, excluding interest capitalized, was $10,362,000 in fiscal 2000, $6,393,000 in fiscal 1999 and $1,789,000 in fiscal 1998. The CarMax Group capitalizes interest in connection with the construction of certain facilities. In fiscal 2000, interest capitalized amounted to $1,254,000 ($2,674,000 in fiscal 1999 and $4,879,000 in fiscal 1998).

8. INCOME TAXES
The components of the income tax provision (benefit) are as follows:

                                        Years Ended February 29 or 28
(Amounts in thousands)                  2000        1999         1998
----------------------------------------------------------------------
Current:
   Federal.........................  $(1,395)    $(23,773)    $(17,101)
   State...........................      855       (2,546)      (2,913)
                                     ---------------------------------
                                        (540)     (26,319)     (20,014)
                                     ---------------------------------
Deferred:
   Federal.........................    1,190       10,945       (1,259)
   State...........................       35          339         (608)
                                     ---------------------------------
                                       1,225       11,284       (1,867)
                                     ---------------------------------
Income tax provision (benefit).....  $   685     $(15,035)    $(21,881)
                                     =================================


The effective income tax rate differed from the Federal statutory income tax rate as follows:

                                          Years Ended February 29 or 28
                                            2000       1999      1998
-----------------------------------------------------------------------
Federal statutory income tax rate........   35.0%      35.0%     35.0%
State and local income taxes,
   net of Federal benefit................    3.0        4.0       4.0
                                            -------------------------
Effective income tax rate................   38.0%      39.0%     39.0%
                                            ==========================

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 29 or 28 are as follows:

(Amounts in thousands)                          2000         1999
-------------------------------------------------------------------
Deferred tax assets:
   Deferred revenue........................... $    91      $   130
   Accrued expenses...........................   5,510        2,970
   Other......................................     218          184
                                               --------------------
      Total gross deferred tax assets.........   5,819        3,284
                                               --------------------
Deferred tax liabilities:
   Depreciation...............................   6,181        4,435
   Inventory capitalization...................   4,655        4,620
   Gain on sales of receivables...............   4,919        4,653
   Prepaid expenses...........................   3,088        1,375
                                               --------------------
      Total gross deferred tax liabilities....  18,843       15,083
                                               --------------------
Net deferred tax liability.................... $13,024      $11,799
                                               ====================


In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, management believes that it is more likely than not that the gross deferred tax assets at February
29, 2000, and February 28, 1999, will be realized by the CarMax Group; therefore, no valuation allowance is necessary.

9. ASSOCIATE BENEFIT AND STOCK
   INCENTIVE PLANS
(A) 401(k) PLAN: Effective August 1, 1999, the Company sponsors a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's contribution to this plan for CarMax Group associates was $317,000 in fiscal 2000.

(B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Group Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each CarMax Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated and reserved. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price.

The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series E which are related to similar rights held by Circuit City Group shareholders.

(C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Stock shall have one vote and (ii) each outstanding share of CarMax Group Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Stock to a share of Circuit City Group Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and

TABLE 1                                         2000                           1999                            1998
--------------------------------------------------------------------------------------------------------------------------------
                                                Weighted Average                Weighted Average                Weighted Average
(Shares in thousands)                   Shares   Exercise Price       Shares     Exercise Price        Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year.....   4,380        $1.77            4,822          $ 1.49             4,769        $ 0.51
Granted..............................   1,132         5.89              205            8.63               413         13.04
Exercised............................  (2,027)        0.22             (543)           0.22              (273)         0.22
Cancelled............................    (161)        6.94             (104)          10.54               (87)         6.36
                                       ------                         -----                             -----
Outstanding at end of year...........   3,324        $3.87            4,380          $ 1.77             4,822        $ 1.49
                                       ======                         =====                             =====
Options exercisable at end of year...   1,203        $2.54            1,566          $ 0.96               762        $ 0.37
                                       ======                         =====                             =====

TABLE 2                                               Options Outstanding                             Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted Average
(Shares in thousands)                        Number         Remaining     Weighted Average           Number      Weighted Average
Range of Exercise Prices                   Outstanding  Contractual Life   Exercise Price          Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------------------

$ 0.22...................................... 1,638             2.0            $ 0.22                  934             $ 0.22
  3.90 to 6.06.............................. 1,098             5.3              5.89                   19               4.25
  6.25 to 16.31.............................   588             4.0             10.29                  250              11.07
                                             -----                                                  -----
Total....................................... 3,324             3.4            $ 3.87                1,203             $ 2.54
                                             =====                                                  =====


key employees are granted restricted shares of CarMax Group Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire five years from the date of grant. In fiscal 2000, restricted stock awards for 30,000 shares were granted to eligible employees. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 2000, a total of $447,200 was charged to CarMax Group operations ($426,600 in fiscal 1999 and $77,700 in fiscal 1998). As of February 29, 2000, 110,833 restricted shares were outstanding.

(E) EMPLOYEE STOCK PURCHASE PLAN: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. The CarMax Group Plan allows eligible employees to purchase shares of CarMax Group Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 29, 2000, a total of 1,058,693 shares remained available under the CarMax Group Plan. During fiscal 2000, 580,000 shares were issued to or purchased on the open market on behalf of the employees (268,532 in fiscal 1999 and 92,775 in fiscal
1998). The average price per share purchased under the Plan was $3.68 in fiscal 2000, $7.56 in fiscal 1999 and $12.73 in fiscal 1998. The Company match or purchase price discount charged to CarMax Group operations totaled $221,500 in fiscal 2000, $268,100 in fiscal 1999 and $160,900 in fiscal 1998.

(F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of CarMax Group Stock. The exercise price for nonqualified options granted under the 1994 plan is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over various periods ranging from one to seven years from the date of grant.

A summary of the status of the CarMax Group's stock options and changes during the years ended February 29, 2000, and February 28, 1999 and 1998, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 29, 2000.

The CarMax Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the CarMax Group's net earnings (loss) and net earnings (loss) per share would have changed to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2000 may not be representative of the pro forma effects on net earnings (loss) for future years.

(Amounts in thousands                   Years Ended February 29 or 28
except per share data)                    2000     1999       1998
-------------------------------------------------------------------
Net earnings (loss):
   As reported......................     $ 256   $(5,457)   $(7,763)
   Pro forma........................        75    (5,537)    (7,824)
Net earnings (loss) per share:
   Basic--as reported................    $0.01   $ (0.24)   $ (0.35)
   Basic--pro forma..................     0.00     (0.24)     (0.36)
   Diluted--as reported..............    $0.01   $ (0.24)   $ (0.35)
   Diluted--pro forma................     0.00     (0.24)     (0.36)

For the purpose of computing the pro forma amounts indicated, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                          2000   1999    1998
-------------------------------------------------------------
Expected dividend yield.................   -      -       -
Expected stock volatility...............  62%    50%     50%
Risk-free interest rates................   6%     6%      6%
Expected lives (in years)...............   4      3       3


Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the CarMax Group is $3 in fiscal 2000, $3 in fiscal 1999 and $6 in fiscal 1998.

10. NET EARNINGS (LOSS) PER SHARE
The calculation of net earnings (loss) per share is presented below:

(Amounts in thousands                       Years Ended February 29 or 28
except per share data)                       2000       1999        1998
-------------------------------------------------------------------------
Weighted average common shares............  23,778     22,604      22,001
Dilutive potential common shares:
   Options................................   1,814          -           -
   Restricted stock.......................     196          -           -
                                           ------------------------------
Weighted average common shares
   and dilutive potential
   common shares..........................  25,788     22,604      22,001
                                           ==============================
Net earnings (loss) available to common
   shareholders........................... $   256    $(5,457)    $(7,763)
                                           ==============================
Basic net earnings (loss) per share....... $  0.01    $ (0.24)    $ (0.35)
                                           ==============================
Diluted net earnings (loss) per share..... $  0.01    $ (0.24)    $ (0.35)
                                           ==============================

Certain options were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 1,685,400 shares of CarMax Group Stock ranging from $3.90 to $16.31 per share were outstanding and not included in the calculation at the end of fiscal 2000. Prior to fiscal 2000, dilutive potential common shares of CarMax Group Stock were not included in the calculation of diluted net loss per share because the Group had a net loss for those periods.

11. PENSION PLAN
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Stock at February 29, 2000 and February 28, 1999.

Eligible employees of the CarMax Group participate in the Company's plan. Pension costs for these employees have been allocated to the CarMax Group based on its proportionate share of the projected benefit obligation. The following tables set forth the CarMax Group's share of the Plan's financial status and amounts recognized in the balance sheets as of February 29 or 28:

(Amounts in thousands)                               2000          1999
-------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year........... $ 2,565        $   958
Service cost......................................   1,250            525
Interest cost.....................................     173             67
Actuarial loss....................................     455          1,015
                                                  -----------------------
Benefit obligation at end of year................. $ 4,443        $ 2,565
                                                   ----------------------
Change in plan assets:
Fair value of plan assets at beginning of year.... $ 1,553        $ 1,242
Actual return on plan assets......................     259             69
Employer contributions............................     625            242
                                                   ----------------------
Fair value of plan assets at end of year.......... $ 2,437        $ 1,553
                                                   ----------------------
Reconciliation of funded status:
Funded status..................................... $(2,006)       $(1,012)
Unrecognized actuarial loss ......................   1,340          1,063
Unrecognized transition asset.....................      (6)            (8)
Unrecognized prior service benefit................      (6)            (8)
                                                   ----------------------
Net amount recognized............................. $  (678)       $    35
                                                   ======================

The components of net pension expense are as follows:

                                        Years Ended February 29 or 28
(Amounts in thousands)                    2000      1999      1998
------------------------------------------------------------------
Service cost............................ $1,250     $ 525     $219
Interest cost...........................    173        67       39
Expected return on plan assets..........   (159)     (119)     (73)
Amortization of prior service cost......     (3)       (1)      (1)
Amortization of transitional asset......     (2)       (3)      (3)
Recognized actuarial loss...............     77         -       17
                                         -------------------------
Net pension expense..................... $1,336     $ 469     $198
                                         =========================


Assumptions used in the accounting for the pension plan were:

                                           Years Ended February 29 or 28
                                             2000       1999      1998
----------------------------------------------------------------------
Weighted average discount rate.............  8.0%       6.8%      7.0%
Rate of increase in compensation levels....  6.0%       5.0%      5.0%
Expected rate of return on plan assets.....  9.0%       9.0%      9.0%
                                             =========================

12. LEASE COMMITMENTS
The CarMax Group conducts substantially all of its business in leased premises. The CarMax Group's lease obligations are based upon contractual minimum rates. Rental expense for all operating leases were $34,561,000 in fiscal 2000, $23,521,000 in fiscal 1999 and $11,421,000 in fiscal 1998. Most leases provide that the CarMax Group pay taxes, maintenance, insurance and certain other operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 22 years; however, most of the leases have options providing for additional lease terms of 10 years to 20 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the CarMax Group, as of February 29, 2000, were:

                                                    Operating
(Amounts in thousands)                                Lease
Fiscal                                             Commitments
--------------------------------------------------------------
2001..............................................  $ 34,331
2002..............................................    33,088
2003..............................................    32,877
2004..............................................    32,257
2005..............................................    31,919
After 2005........................................   458,031
                                                    --------
Total minimum lease payments......................  $622,503
                                                    ========

In fiscal 2000, the Company entered into sale-leaseback transactions on behalf of the CarMax Group with unrelated parties at an aggregate selling price of $12,500,000 ($131,750,000 in fiscal 1999 and $98,098,000 in fiscal 1998).
Neither the Company nor the CarMax Group has continuing involvement under the sale-leaseback transactions.

13. SUPPLEMENTARY FINANCIAL STATEMENT
    INFORMATION
(A) ADVERTISING EXPENSE: Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $48,637,000 (2.4 percent of net sales and operating revenues) in fiscal 2000, $50,042,000 (3.4 percent of net sales and operating revenues) in fiscal 1999 and $29,621,000 (3.4 percent of net sales and operating revenues) in fiscal 1998.

(B) LEASE TERMINATION COSTS AND WRITE-DOWN OF ASSETS: In the fourth quarter of fiscal 2000, CarMax recorded $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale at several locations. The loss related to operating leases was calculated based on expected lease termination costs and costs associated with subleasing the property.

In fiscal 1998, CarMax recorded a loss of $11.5 million related to the closure and disposal of its centralized reconditioning facilities and costs associated with excess property at some locations. The reconditioning facilities and the excess property were disposed of in fiscal 1999 and 2000. Of the total loss for fiscal 1998, $9.7 million was for the write-down of assets and $1.8 million was for a liability for operating leases. The loss related to a write-down of assets represents the difference between the carrying value and the estimated fair value of the assets less any disposal costs. The estimated fair value is based on sales prices for comparable assets or expected future cash flows. The loss related to operating leases in fiscal 1998 was calculated as the difference between the present value of the required rental payments on the original lease obligations and the present value of the future rental receipts that are expected from subleasing the property.

14. INTEREST RATE SWAPS
The Company enters into amortizing swaps relating to the auto loan receivable securitization to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. In November 1995, the Company entered into a 50-month amortizing swap with a notional amount of $75 million and, in October 1996, entered into a 40-month amortizing swap with a notional amount of $64 million. The Company entered into four 40-month amortizing swaps with notional amounts totaling approximately $162 million in fiscal 1998, four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999, and four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000. These swaps were entered into as part of sales of receivables and are included in the gain on sales of receivables. The remaining total notional amount of all swaps related to the auto loan receivable securitization was approximately $327 million at February 29, 2000, $499 million at February 28, 1999, and $224 million at February 28, 1998. The reduction in the total notional amount of the CarMax interest rate swaps relates to the replacement of floating rate securitizations with a $644 million fixed-rate securitization in October 1999.

Concurrent with the funding of the $175 million term loan facility in May 1995, the Company entered into five-year interest rate swaps with notional amounts aggregating $175 million. These swaps effectively converted the variable-rate obligation into a fixed-rate obligation. The fair value of the swaps is the amount at which they could be settled. This value is based on estimates obtained from the counterparties, which are two banks highly rated by several financial rating agencies. The swaps are held for hedging purposes and are not recorded at fair value. Recording the swaps at fair value at February 29, 2000, would result in a loss of $90,000 and at February 28, 1999, would result in a loss of $2.2 million.

The market and credit risks associated with these interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, since their use is to match more closely funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated counterparties.

15. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the CarMax Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operations.

                                       79

16. QUARTERLY FINANCIAL DATA (UNAUDITED)
(Amounts in thousands                   First Quarter   Second Quarter     Third Quarter     Fourth Quarter           Year
except per share data)                  2000     1999    2000     1999     2000     1999     2000     1999      2000       1999
------------------------------------------------------------------------------------------------------------------------------------


Net sales and operating revenues.... $486,063 $346,363 $535,727 $400,031 $488,958 $345,940 $504,236 $373,964 $2,014,984 $1,466,298
                                     ---------------------------------------------------------------------------------------------
Gross profit........................ $ 61,996 $ 39,896 $ 63,780 $ 46,202 $ 52,728 $ 39,760 $ 61,861 $ 46,408 $  240,365 $  172,266
                                     ---------------------------------------------------------------------------------------------
Net earnings (loss)................. $  2,733 $ (3,215)$  3,233 $ (2,965)$ (3,136)$ (7,331)$ (1,712)$(10,003)$    1,118 $  (23,514)
                                     ---------------------------------------------------------------------------------------------
Net earnings (loss) attributed
   to CarMax Group Stock............ $    646 $   (736)$    775 $   (685)$   (757)$ (1,701)$   (408)$ (2,335)$      256 $   (5,457)
                                     ---------------------------------------------------------------------------------------------
Net earnings (loss) per share:
   Basic............................ $   0.03 $  (0.03)$   0.03 $  (0.03)$  (0.03)$  (0.07)$  (0.02)$  (0.10)$     0.01 $    (0.24)
                                     ---------------------------------------------------------------------------------------------
   Diluted.......................... $   0.03 $  (0.03)$   0.03 $  (0.03)$  (0.03)$  (0.07)$  (0.02)$  (0.10)$     0.01 $    (0.24)
                                     ---------------------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
of Circuit City Stores, Inc.:

We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 29, 2000 and February 28, 1999 and the related statements of operations, group equity and cash flows for each of the fiscal years in the three-year period ended February 29, 2000. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 29, 2000 in conformity with generally accepted accounting principles.




/s/KPMG LLP
Richmond, Virginia
April 4, 2000
                                       80