Form 10-K, Exhibit 13
period 2001-02-28
CIRCUIT CITY STORES INC
filed 2001-05-23
CIK 104599

Reported Historical Information

(Amounts in thousands except per share data)           2001             2000            1999           1998          1997
---------------------------------------------------------------------------------------------------------------------------------
Net sales and operating revenues................   $12,959,028      $12,614,390     $10,810,468     $8,870,797    $7,663,811
Earnings from continuing operations.............   $   160,802      $   327,830     $   211,470     $  124,947    $  144,234
Loss from discontinued operations...............   $         -      $  (130,240)    $   (68,546)    $  (20,636)   $   (7,820)
Net earnings....................................   $   160,802      $   197,590     $   142,924     $  104,311    $  136,414
Net earnings (loss) per share attributed to:
   Circuit City Group:
      Basic:
         Continuing operations..................   $      0.73      $      1.63     $      1.09     $     0.68    $     0.74
         Discontinued operations................   $         -      $     (0.65)    $     (0.34)    $    (0.11)   $    (0.04)
         Net earnings...........................   $      0.73      $      0.98     $      0.75     $     0.57    $     0.70
      Diluted:
         Continuing operations..................   $      0.73      $      1.60     $      1.08     $     0.67    $     0.73
         Discontinued operations................   $         -      $     (0.64)    $     (0.34)    $    (0.10)   $    (0.04)
         Net earnings...........................   $      0.73      $      0.96     $      0.74     $     0.57    $     0.69
   CarMax Group:
      Basic.....................................   $      0.45      $      0.01     $     (0.24)    $    (0.35)   $    (0.01)
      Diluted...................................   $      0.43      $      0.01     $     (0.24)    $    (0.35)   $    (0.01)
Total assets....................................   $ 3,871,333      $ 3,955,348     $ 3,445,266     $3,231,701    $3,081,173
Long-term debt, excluding current installments..   $   116,137      $   249,241     $   426,585     $  424,292    $  430,290
Deferred revenue and other liabilities..........   $    92,165      $   130,020     $   112,085     $  145,107    $  166,295
Cash dividends per share paid on
   Circuit City Group Common Stock..............   $      0.07      $      0.07     $      0.07     $     0.07    $     0.07
                                                   ------------------------------------------------------------------------------

See notes to consolidated financial statements.


Circuit City Stores, Inc. Management's Discussion and
Analysis of Results of Operations and Financial Condition

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City business and related operations and the Group's retained interest in the CarMax Group. The effects of the retained interest in the CarMax Group on the Circuit City Group's financial statements are identified by the term "Inter-Group." During the three-year period discussed in this annual report, the financial results for the Company and the Circuit City Group also have included the Company's investment in Digital Video Express, which has been discontinued. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Circuit City Group's retained interest is not considered outstanding CarMax Group Common Stock. Therefore, the net earnings or losses attributed to the retained interest are not included in the CarMax Group's per share calculations.
     Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for Circuit City Stores, Inc. presented below should be read in conjunction with the discussion and analysis presented for each Group and in conjunction with all the Company's SEC filings.

RESULTS OF  OPERATIONS
Sales Growth
Total sales for Circuit City Stores, Inc. increased 3 percent in fiscal 2001 to $12.96 billion. In fiscal 2000, total sales increased 17 percent to $12.61 billion from $10.81 billion in fiscal 1999.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
         Circuit City      Circuit City           CarMax
         Stores, Inc.          Group               Group
         -------------------------------------------------------
Fiscal       Total       Total  Comparable    Total Comparable
----------------------------------------------------------------
2001.......   3%          (1)%     (4)%        24%     17 %
2000.......  17%          13 %      8 %        37%      2 %
1999.......  22%          17 %      8 %        68%     (2)%
1998.......  16%          12 %     (1)%        71%      6 %
1997.......   9%           6 %     (8)%        85%     23 %

     THE CIRCUIT CITY GROUP. For the Circuit City Group, total sales decreased 1 percent in fiscal 2001 to $10.46 billion. In fiscal 2000, total sales were $10.60 billion, a 13 percent increase from $9.34 billion in fiscal 1999. The fiscal 2001 total sales decline includes a 4 percent decline in the comparable store sales of the Circuit City business, partly offset by the net addition of 23 Circuit City Superstores. Throughout fiscal 2001, we experienced significant variability in the Circuit City comparable store sales pace. The sales pace in the major appliance category softened significantly at the end of the first quarter and into the second quarter. In late July, we announced plans to exit the appliance business and expand our selection of key consumer electronics and home office products. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with the declining sales pace and expected increases in competition, led to the decision to exit the category. The exit from the appliance business and remerchandising of the appliance selling space was completed by the end of the third fiscal quarter. Nevertheless, the Circuit City business continued to experience a highly variable comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflects the slower consumer spending experienced by most retailers during the second half of the year, some disruption to sales caused by the partial remodeling to remerchandise the appliance space, significant declines in average retails and industry-wide declines in desktop personal computer sales by year-end. Throughout the year, new technologies, better-featured consumer electronics and the new and expanded selections added to the store produced strong sales growth, although not always in line with our expectations. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3 percent in fiscal 2001.

     In addition to the partial remodels, we fully remodeled 25 Circuit City Superstores in central and south Florida and one Superstore in Richmond, Va., to a design that we believe is more contemporary and easier to navigate. The full remodels offer better product adjacencies, shopping carts and baskets, more and highly visible cash registers, better lighting and signs, and the expanded and new product selections now available in all stores. The 23 new stores opened from August 2000 through February 2001 also reflect this new design, and all new stores planned for fiscal 2002 will reflect this design. Consumer reaction to the design has been positive, but the ability to meet our longer-term expectations has been difficult to determine given the overall slowdown that occurred during the second half of the fiscal year. In addition, the cost of remodeling and the disruption to sales in remodeled stores were higher than anticipated. Fiscal 2002 remodels will follow a less costly design that can be completed over a shorter time period, but which we believe will offer similar benefits to the consumer. We also will focus on new marketing programs designed to increase foot traffic at all Circuit City Superstores.
     Geographic expansion is currently a limited contributor to Circuit City's growth. We opened 23 new Circuit City Superstores and relocated two Circuit City Superstores in fiscal 2001, increasing the store base 4 percent. New Superstores were added to existing markets or built in one- or two-store markets given that we already operate stores in virtually all of the nation's top metropolitan markets.
     From fiscal 1997 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. Geographic expansion was the primary contributor to growth of the Circuit City business during this time. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. As noted above, sales softened again in fiscal 2001. We continue to believe that new technologies will generate significant industry growth during the current decade. However, we expect little, if any, sales growth in fiscal 2002.
     In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1 percent of total sales of the Circuit City business in fiscal 2001, compared with 5.4 percent in fiscal 2000 and fiscal 1999. Total extended warranty revenue, which is reported in total sales, was 4.0 percent of sales in fiscal 2001, 4.4 percent of sales in fiscal 2000 and
4.6 percent of sales in fiscal 1999. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The fiscal 2001 decline in extended warranty sales as a percent of total sales reflects the increased selection of products, such as entertainment software, for which extended warranties are not available and reduced consumer demand for warranties on many consumer electronics and home office products that have experienced significant declines in average retails. Third-party extended warranty revenue was 3.9 percent of total sales in fiscal 2001 and 4.1 percent of total sales in fiscal 2000 and fiscal 1999.
     THE CARMAX GROUP. For the CarMax Group, total sales increased 24 percent in fiscal 2001 to $2.50 billion. In fiscal 2000, total sales increased 37 percent to $2.01 billion from $1.47 billion in fiscal 1999. The fiscal 2001 total sales increase reflects a 17 percent increase in the comparable store sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001.
     We believe CarMax's fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased awareness and use of the CarMax Web site and the exit of CarMax's primary used-car superstore competitor late in fiscal 2000. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax's used-car comparable store sales growth remained strong through the fiscal 2001 anniversary of this competitor's exit from the used-car superstore business. We also believe that the continuation of CarMax's robust used-car sales growth during the second half of the fiscal year indicates that the CarMax used-car concept offers strong consumer value and can generate steady sales growth in an economic downturn.
     Geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises were the primary contributors to CarMax's total sales growth from fiscal 1999 through the first half of fiscal 2000. Throughout this period, weak used-car sales more than offset CarMax's strong comparable store sales growth in new cars. Late in fiscal 1999, CarMax adopted a hub and satellite operating strategy in existing multi-store markets. Under the hub and satellite operating model, a satellite store delivers the same consumer offer as a hub store, but uses the reconditioning, purchasing and business office operations of a nearby hub store. The prototype satellites require one-half to one-third the acreage of a standard "A" store. In fiscal 1999, we converted five CarMax superstores in multi-store markets to satellite operations and opened two prototype satellite stores. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one franchise next to a used-car superstore.
     In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets. The sales pace improved at CarMax's used-car superstores, including those stores with integrated new-car franchises, and CarMax generated comparable store sales growth for the last two quarters and for the fiscal year. That success continued in fiscal 2001 with strong comparable store sales throughout the year and used-car sales that exceeded expectations in all four quarters. During the year, CarMax added two new-car franchises, integrating them with existing used-car superstores.
     Although the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations in fiscal 2001, we have been disappointed by the performance of the stand-alone new-car stores. Operations at these stores have improved significantly versus their levels prior to acquisition; however, they remain below our expectations.
     In most states, CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under this third-party warranty program, we have no contractual liability to the customer. In states where third-party warranty sales were not permitted, CarMax has sold its own extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 4.0 percent of total sales of the CarMax business in fiscal 2001, 3.7 percent in fiscal 2000 and 4.3 percent in fiscal 1999. The fiscal 2001 increase reflects the increase in used-car sales as a percentage of the overall mix, enhanced manufacturers' programs on new cars and improved warranty penetration. Used cars achieve a higher warranty penetration rate than new cars. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. Total extended warranty revenue, which is reported in total sales, was 1.8 percent of total sales in fiscal 2001, 1.6 percent in fiscal 2000 and 2.0 percent in fiscal 1999. Third-party extended warranty revenue was 1.8 percent of total sales in fiscal 2001, 1.6 percent in fiscal 2000 and 1.9 percent in fiscal 1999.
     IMPACT OF INFLATION. Inflation has not been a significant contributor to the Company's results. For the Circuit City business, average retail prices have declined in virtually all product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.
     For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability of that business.

Cost of Sales,  Buying and Warehousing
For the Company, the gross profit margin was 21.6 percent of sales in fiscal 2001, compared with 22.7 percent of sales in fiscal 2000 and fiscal 1999. The fiscal 2001 gross profit margin reflects lower gross profit margins for the Circuit City business and higher gross profit margins for the CarMax business, compared with fiscal 2000. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax may reduce the Company's overall gross profit margin even though CarMax's gross profit margin may increase. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs incurred by the Circuit City business, the Company's gross profit margin was 22.0 percent of sales in fiscal 2001.
     THE CIRCUIT CITY GROUP. For the Circuit City business, the gross profit margin was 23.6 percent of sales in fiscal 2001, 24.7 percent of sales in fiscal 2000 and 24.4 percent of sales in fiscal 1999. The fiscal 2001 gross profit margin was reduced by one-time costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business, significantly lower appliance gross margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The one-time appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. Excluding the appliance category, the gross profit margin was 24.7 percent of sales in fiscal 2001, compared with 25.4 percent of sales in fiscal 2000 and 24.7 percent of sales in fiscal 1999.
Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs, the gross profit margin was 24.1 percent of sales in fiscal 2001.
     The improvement in the gross profit margin from fiscal 1999 to fiscal 2000 primarily reflected the higher percentage of sales from better-featured products and newer technologies, which carry higher gross profit margins, and continued improvements in inventory management partly offset by the strength in personal computer sales, which carry lower gross margins. In fiscal 2001, the decline in the gross profit margin was limited by lower personal computer sales and by continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business. The impact of the appliance category and the high proportion of sales represented by traditional products more than offset these factors.
     THE CARMAX GROUP. For the CarMax business, the gross profit margin was 13.2 percent in fiscal 2001, 11.9 percent in fiscal 2000 and 11.7 percent in fiscal 1999. At the end of fiscal 1998, CarMax instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronics accessory sales. CarMax's gross profit margins have improved significantly since that time. In fiscal 2001, the increase in used-car sales as a percent of the total sales mix and continued strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car segment, contributed to a higher gross margin. Significant increases in unit sales of new cars as a percentage of total unit sales limited the gross margin improvement in fiscal 2000.

Selling, General and Administrative Expenses
For the Company, selling, general and administrative expenses were 19.4 percent of sales in fiscal 2001, compared with 18.3 percent of sales in fiscal 2000 and
19.3 percent of sales in fiscal 1999. Profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.
     THE CIRCUIT CITY GROUP. For the Circuit City business, selling, general and administrative expenses were 21.7 percent of sales in fiscal 2001, compared with
19.6 percent of sales in fiscal 2000 and 20.1 percent of sales in fiscal 1999. The fiscal 2001 increase reflects the decline in comparable store sales, $41.9 million in remodeling costs for the Florida stores, $30.0 million in costs related to the partial remodels and $5.0 million in severance costs associated with the fourth quarter workforce reduction. Excluding these costs and the estimated sales disruption during the seven to 10 days of partial remodeling that occurred primarily in the third quarter, the fiscal 2001 expense ratio would have been 20.9 percent of sales. The improvement in the expense ratio from fiscal 1999 to fiscal 2000 primarily reflects leverage gained from the fiscal 2000 comparable store sales increase.
     THE CARMAX GROUP. For the CarMax business, selling, general and administrative expenses were 9.8 percent of sales in fiscal 2001, 11.3 percent of sales in fiscal 2000 and 13.9 percent of sales in fiscal 1999. The fiscal 2001 selling, general and administrative expense ratio continued the improvement experienced in fiscal 2000 and reflects the leverage achieved from strong total and comparable store sales growth; more efficient advertising expenditures; overall improvements in store productivity, including those achieved through the hub and satellite operating strategy we adopted in multi-store markets; and a favorable contribution from the finance operation. The fiscal 2001 improvements were partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4 percent of sales. The fiscal 2000 improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1 percent of sales. The higher ratio in fiscal 1999 reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets.

Interest Expense
Interest expense has remained unchanged as a percent of sales across the three-year period at 0.2 percent of sales.

Earnings from Continuing Operations
Earnings from continuing operations for Circuit City Stores, Inc. were $160.8 million in fiscal 2001, compared with $327.8 million in fiscal 2000 and $211.5 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings for the Circuit City business, partly offset by the earnings increase achieved by the CarMax business. The fiscal 2000 increase reflects earnings growth of 39 percent for the Circuit City business and a slight profit for the CarMax business.
     THE CIRCUIT CITY GROUP. For the Circuit City business, earnings from continuing operations before the Inter-Group Interest in the CarMax Group were $115.2 million, or 56 cents per share, in fiscal 2001, compared with $326.7 million, or $1.60 per share, in fiscal 2000 and $235.0 million, or $1.17 per share, in fiscal 1999. Excluding the estimated sales disruption during the seven to 10 days of partial remodeling, the appliance merchandise markdowns, exit costs, remodel expenses and severance costs related to the workforce reduction, earnings from continuing operations before the Inter-Group Interest in the CarMax Group would have been $205.1 million, or $1.00 per share, in fiscal 2001.
     The net earnings attributed to the Circuit City Group's Inter-Group Interest in the CarMax Group were $34.0 million in fiscal 2001, compared with net earnings of $862,000 in fiscal 2000 and a net loss of $18.1 million in fiscal 1999.
     Earnings from continuing operations attributed to the Circuit City Group were $149.2 million, or 73 cents per share, in fiscal 2001; $327.6 million, or $1.60 per share, in fiscal 2000; and $216.9 million, or $1.08 per share, in fiscal 1999.

                                        Circuit City Group
                                      Earnings per Share from
                                       Continuing Operations
Fiscal                                     2001    2000    1999
---------------------------------------------------------------
Circuit City store business........      $ 1.00   $1.60  $ 1.17
Impact of merchandise markdowns*...       (0.08)      -       -
Impact of appliance exit...........       (0.09)      -       -
Impact of Florida remodels**.......       (0.13)      -       -
Impact of partial remodels**.......       (0.09)      -       -
Impact of sales disruption.........       (0.03)      -       -
Impact of workforce reduction**....       (0.02)      -       -
Inter-Group Interest in CarMax.....        0.17       -   (0.09)
                                   ----------------------------
Circuit City Group.................      $ 0.73   $1.60  $ 1.08
                                   ----------------------------

 * Reflected as a reduction in gross profit margins.
** Reflected as an increase in selling, general and administrative expenses.

     THE CARMAX GROUP. For the CarMax business, net earnings were $45.6 million in fiscal 2001, compared with net earnings of $1.1 million in fiscal 2000 and a net loss of $23.5 million in fiscal 1999. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.
     Net earnings attributed to the CarMax Group Common Stock were $11.6 million, or 43 cents per share, in fiscal 2001, compared with $256,000, or 1 cent per share, in fiscal 2000, and a net loss of $5.5 million, or 24 cents per share, in fiscal 1999.

Loss from Discontinued Operations
On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Company's statements of earnings for the periods presented.
     The loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999.
     In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

Net Earnings
Net earnings for the Company were $160.8 million in fiscal 2001, $197.6 million in fiscal 2000 and $142.9 million in fiscal 1999.

Operations Outlook
     THE CIRCUIT CITY GROUP. For the Circuit City business, we believe that increased household penetration of products and services such as broadband Internet access, wireless communications, multi-channel video programming devices, digital television and digital imaging will drive profitability of the consumer electronics business during the current decade. For that reason, we are focused on store designs, sales counselor training, inventory management, marketing programs and Six Sigma process improvements that will maintain Circuit City's position as a leading retailer of new technologies.
     Despite these plans and longer-term outlook, we recognize that the sales pace shifted significantly throughout fiscal 2001 and that sales were especially weak at the end of the fiscal year. Therefore, we are cautious in our outlook for fiscal 2002. We expect to open 15 to 20 new Circuit City Superstores, relocate approximately 10 Superstores and fully remodel 20 to 25 Superstores. We expect limited sales and earnings growth for the Circuit City business in fiscal 2002. We do, however, expect continued strong sales and earnings growth for the CarMax business and anticipate that CarMax will make a greater contribution to the earnings attributed to the Circuit City Group in fiscal 2002.
     THE  CARMAX  GROUP.  We  believe  that the  higher-than-expected  sales and earnings growth produced by CarMax in fiscal 2001 indicates that the CarMax business has developed a store concept that can generate sustained profits. We believe that we have in place the infrastructure that will enable CarMax to maintain its improved level of execution, generate additional comparable store sales growth and resume geographic expansion.
     In single-store markets, our most mature CarMax stores have captured market shares of 8 percent to 10 percent. We have identified approximately 35 additional markets that could support an "A" store, the standard CarMax store size going forward. We expect to enter two of these markets, Sacramento, Calif., and Greensboro, N.C., in late fiscal 2002. We also believe that we can add another 10 satellite CarMax superstores in our existing multi-store markets. Assuming the CarMax used-car business continues to meet our expectations, we plan to open, in fiscal 2003, four to six stores, including openings in single-store markets and satellite stores in existing multi-store markets, and, in fiscal 2004 through fiscal 2006, six to eight stores per year, again focusing near-term growth on single-store markets or satellites.
     Based on the performance of the existing used-car superstores, we believe that a standard "A" store in a single-store market will at maturity produce sales in the $50 million to $100 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0 percent to 9.5 percent. We believe a satellite store at maturity will produce sales in the $36 million to $72 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0 percent to 9.3 percent. In both cases, maturity is assumed to be the fifth year of operation. If we meet our store opening and sales per store objectives, we believe that CarMax can produce annual sales volumes of $5 billion within five years. Non-store overhead, which includes all field operating expenses outside the store as well as corporate overhead, was 2.3 percent of sales in fiscal 2001, and we estimate it will decline to approximately 1.7 percent of sales when annual volumes reach $5 billion.
     Given the strong fiscal 2001 performance, we are highly optimistic about our growth plan for CarMax. Nevertheless, we will proceed cautiously as we seek to ensure that all sales growth is profitable sales growth and that we are delivering an attractive return on investment.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for quarters in fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, standardizes the accounting for derivative instruments and requires that an entity recognize those items as either assets or liabilities and measure them at fair value.
     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, it provides new standards for reporting financial assets transferred as collateral and new standards for the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 also prescribes additional disclosures for securitization transactions accounted for as sales. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, except for certain disclosures that are required for fiscal years ending after December 15, 2000. The Company does not expect the adoption of SFAS No. 133 or SFAS No. 140 to have a material impact on its financial position, results of operations or cash flows.
     In July 2000, the FASB issued Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives," which is effective for the fiscal quarter beginning after March 15, 2001. The issue provides guidance for sales incentives offered to customers to be classified as a reduction of revenue. The Company offers certain mail-in rebates that the Company currently records in cost of sales, buying and warehousing. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on its financial position, results of operations or cash flows. However, the Company expects to reclassify certain rebate expenses from cost of sales, buying and warehousing to net sales and operating income to be in compliance with EITF No. 00-14. For fiscal 2001, this reclassification would have increased our gross profit margin and our expense ratio by 20 basis points.

FINANCIAL CONDITION
Liquidity and Capital Resources
In fiscal 2001, net cash provided by operating activities of continuing operations was $155.8 million, compared with $626.2 million in fiscal 2000 and $319.0 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City business and a decrease in accounts payable, partly offset by the increase in earnings for the CarMax business. The fiscal 2000 increase primarily reflects increased earnings from the Circuit City and CarMax businesses and increases in accounts payable for both businesses, partly offset by increases in inventory.
     During fiscal 2001, a term loan totaling $175 million was repaid using existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although the Company has the ability to refinance this debt, we intend to repay it using existing working capital.
     Capital expenditures have been funded primarily through sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Capital expenditures of $285.6 million in fiscal 2001 primarily were related to Circuit City Superstore remodeling and new Circuit City Superstore construction. Capital expenditures of $222.3 million in fiscal 2000 and $352.4 million in fiscal 1999 largely were incurred in connection with the expansion programs for both businesses. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $115.7 million in fiscal 2001, $100.2 million in fiscal 2000 and $273.6 million in fiscal 1999.
     During fiscal 2001, CarMax acquired one new-car franchise for a total of $1.3 million. In fiscal 2000, CarMax acquired five new-car franchises for a total of $34.8 million. These acquisitions were financed through cash resources. Costs in excess of the acquired net tangible assets, which were primarily inventory, were recorded as goodwill and covenants not to compete.
     Receivables generated by the Company's finance operations are funded through securitization transactions that allow the operations to sell their receivables while retaining a small interest in them. The Circuit City finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.31 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.94 billion in receivables related to the operation's bankcard programs. Securitized receivables under all Circuit City programs totaled $2.75 billion at February 28, 2001.
     The Company also has an asset securitization program operated through a special purpose subsidiary on behalf of CarMax. At the end of fiscal 2001, that program allowed the transfer of up to $450 million in automobile loan receivables. In October 1999, the Company formed an owner trust securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 28, 2001, the program had a capacity of $329 million. In January 2001, the Company formed an additional owner trust securitization facility that allowed for a $655 million securitization of automobile loan receivables in the public market. The program had a capacity of $655 million at the end of fiscal 2001. Securitized receivables under all CarMax programs totaled $1.28 billion at the end of fiscal 2001.
     The receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that securitization programs can be expanded to accommodate future growth for both businesses.

Capital Structure
Total assets at February 28, 2001, were $3.87 billion, down $84.0 million, or 2 percent, since February 29, 2000. A $197.8 million decrease in cash offset by a $68.5 million increase in inventory primarily contributed to the decrease in total assets.
     Over the past three years, expansion for the Circuit City and CarMax businesses has been funded with internally generated cash, sale-leaseback transactions, operating leases and short-term and long-term debt. Finance operation receivables have been funded through securitization transactions.
     During fiscal 2001, stockholders' equity increased 10 percent to $2.36 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. Net earnings for the Circuit City Group and the CarMax Group produced a return on equity of 7.1 percent in fiscal 2001, compared with 9.8 percent in fiscal 2000.
     We anticipate that in fiscal 2002 capital expenditures of approximately $295 million will be funded through a combination of internally generated cash, sale-leaseback transactions, operating leases or floor plan financing of inventory and that securitization transactions will finance the growth in receivables. At the end of fiscal 2001, we maintained a multi-year, $150 million unsecured revolving credit agreement and $360 million in committed seasonal lines that are renewed annually with various banks.
     The Groups rely on the external debt of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. All significant financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and Inter-Group loans.

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of the Circuit City finance operation and the automobile installment loan portfolio of the CarMax finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Company's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps.

Revolving Loans
Interest rates charged on the accounts in the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28, 2001, and February 29, 2000, had the following APR structure:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Indexed to prime rate....................   $2,596    $2,631
Fixed APR................................      203       213
                                            ----------------
Total....................................   $2,799    $2,844
                                            ----------------

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued at floating rates based on LIBOR. Receivables held by the Company for sale are financed with working capital. At February 28, 2001, and February 29, 2000, financings were as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations...........   $2,754    $2,689
Fixed-rate securitizations...............       --       137
Held by the Company for sale.............       45        18
                                            ----------------
Total....................................   $2,799    $2,844
                                            ----------------

CAPITALIZATION
Fiscal                                          2001                2000              1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in millions)                  $       %           $       %          $      %          $       %         $       %
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding
   current installments................     116.1     5         249.2    10        426.6   17         424.3   18        430.3   19
Other long-term liabilities............     107.1     4         157.8     6        149.7    6         171.5    7        199.4    9
Total stockholders' equity.............   2,356.5    91       2,142.2    84      1,905.1   77       1,730.0   75      1,614.8   72
                                          -----------------------------------------------------------------------------------------
Total capitalization...................   2,579.7   100       2,549.2   100      2,481.4  100       2,325.8  100      2,244.5  100
                                          -----------------------------------------------------------------------------------------

Automobile Installment Loans
Total principal outstanding for fixed-rate automobile loans at February 28, 2001, and February 29, 2000, was as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Fixed APR................................   $1,296      $932
                                           -----------------

     Financing for these receivables is achieved through asset securitization programs that, in turn, issue fixed- and floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for investment or sale are financed with working capital. Financings at February 28, 2001, and February 29, 2000, were as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Fixed-rate securitization................   $  984      $559
Floating-rate securitizations
   synthetically altered to fixed........      299       327
Floating-rate securitizations............        1         1
Held by the Company:
   For investment*.......................        9        22
   For sale..............................        3        23
                                            ----------------
Total....................................   $1,296      $932
                                            ----------------

* Held by a bankruptcy remote special purpose company.

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 2001, and February 29, 2000. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, we expect to experience relatively little impact as interest rates fluctuate. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995, which became law in December 1995, provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal 2002 and beyond, are forward-looking statements and involve various risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following:
     (a) changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order;
     (b) changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;
     (c) the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories the Company sells and changes in the Company's actual merchandise sales mix;
     (d) significant changes in retail prices for products sold by any of the Company's businesses, including changes in prices for new and used cars and the relative consumer demand for new or used cars;
     (e) lack of availability or access to sources of supply for appropriate Circuit City or CarMax inventory;
     (f) inability on the part of either of the Company's businesses to liquidate excess inventory should excess inventory develop;
     (g) unanticipated adverse results from the remodeling of Circuit City Superstores;
     (h) the ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support the Company's service-driven operating strategies;
     (i) changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Company's businesses and the availability of securitization financing for credit card and automobile installment loan receivables;
     (j) changes in production or distribution costs or cost of materials for the Company's advertising;
     (k) availability of appropriate real estate locations for expansion;
     (l) the imposition of new restrictions or regulations regarding the sale of products and/or services the Company sells, changes in tax rules and regulations applicable to the Company or its competitors, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations or any failure to comply with such laws or any adverse change in such laws;
     (m) adverse results in significant litigation matters;
     (n) changes in levels of competition in the car business from either traditional competitors and/or new nontraditional competitors utilizing auto superstore or other formats; and,
     (o) the inability of the CarMax business to reach expected mature sales and earnings potential.
     The United States retail industry and the specialty retail industry in particular are dynamic by nature and have undergone significant changes over the past several years. The Company's ability to anticipate and successfully respond to continuing challenges is key to achieving its expectations.

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

                                               Circuit City Group*                          CarMax Group
                                ----------------------------------------------        ----------------------------
                                Market Price of Common Stock        Dividends         Market Price of Common Stock
                                ----------------------------      ------------        ----------------------------
Fiscal                            2001              2000          2001    2000           2001             2000
------------------------------------------------------------------------------------------------------------------
Quarter                       HIGH    LOW       HIGH     LOW                         HIGH    LOW       HIGH   LOW
------------------------------------------------------------------------------------------------------------------
1st........................  $65.19  $37.25    $39.19  $25.94    $.0175  $.0175      $4.25  $1.56     $5.50  $3.69
2nd........................  $56.63  $21.00    $52.97  $35.44    $.0175  $.0175      $4.88  $2.63     $7.13  $3.38
3rd........................  $28.25  $11.56    $53.88  $35.00    $.0175  $.0175      $5.38  $3.38     $4.00  $1.75
4th........................  $19.90  $ 8.69    $51.69  $32.50    $.0175  $.0175      $5.50  $3.69     $3.25  $1.31
------------------------------------------------------------------------------------------------------------------
Total                                                            $.0700  $.0700
                                                                 --------------

* Circuit City Group stock prices and dividends per share have been adjusted to reflect a two-for-one stock split effective June 30, 1999.

Consolidated Statements of Earnings
                                                                             Years Ended February 28 or 29
(Amounts in thousands except per share data)                  2001         %           2000        %         1999        %
------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES........................  $12,959,028    100.0    $12,614,390    100.0   $10,810,468   100.0
Cost of sales, buying and warehousing...................   10,135,380     78.2      9,751,833     77.3     8,354,230    77.3
Appliance exit costs [NOTE 15]..........................       28,326      0.2             --       --            --      --
                                                          --------------------------------------------------------------------
GROSS PROFIT............................................    2,795,322     21.6      2,862,557     22.7     2,456,238    22.7
                                                          --------------------------------------------------------------------
Selling, general and administrative expenses [NOTE 11]..    2,514,912     19.4      2,309,593     18.3     2,086,838    19.3
Appliance exit costs [NOTE 15]..........................        1,670       --             --       --            --      --
Interest expense [NOTE 5]...............................       19,383      0.2         24,206      0.2        28,319     0.2
                                                          --------------------------------------------------------------------
TOTAL EXPENSES..........................................    2,535,965     19.6      2,333,799     18.5     2,115,157    19.5
                                                          --------------------------------------------------------------------
Earnings from continuing operations before income taxes.      259,357      2.0        528,758      4.2       341,081     3.2
Provision for income taxes [NOTE 6].....................       98,555      0.8        200,928      1.6       129,611     1.2
                                                          --------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS.....................      160,802      1.2        327,830      2.6       211,470     2.0
                                                          --------------------------------------------------------------------
Discontinued operations [NOTE 16]:
   Loss from discontinued operations of Divx,
      less income tax benefit...........................            -       --        (16,215)    (0.1)      (68,546)   (0.7)
   Loss on disposal of Divx, less income tax benefit....            -       --       (114,025)    (0.9)           --      --
                                                          --------------------------------------------------------------------
Loss from discontinued operations.......................            -       --       (130,240)    (1.0)      (68,546)   (0.7)
NET EARNINGS............................................  $   160,802      1.2    $   197,590      1.6   $   142,924     1.3
                                                          --------------------------------------------------------------------
Net earnings (loss) attributed to [NOTES 1 AND 2]:
   Circuit City Group Common Stock:
      Continuing operations.............................  $   149,247             $   327,574            $   216,927
      Discontinued operations...........................            -                (130,240)               (68,546)
   CarMax Group Common Stock............................       11,555                     256                 (5,457)
                                                          -----------             -----------            -----------
                                                          $   160,802             $   197,590            $   142,924
                                                          -----------             -----------            -----------
Weighted average common shares [NOTES 2 AND 8]:
   Circuit City Group basic.............................      203,774                 201,345                198,304
                                                          -----------             -----------            -----------
   Circuit City Group diluted...........................      205,830                 204,321                200,812
                                                          -----------             -----------            -----------
   CarMax Group basic...................................       25,554                  23,778                 22,604
                                                          -----------             -----------            -----------
   CarMax Group diluted.................................       26,980                  25,788                 22,604
                                                          -----------             -----------            -----------
NET EARNINGS (LOSS) PER SHARE ATTRIBUTED TO [NOTES 2 AND 8]:
Circuit City Group basic:
   Continuing operations................................  $      0.73             $      1.63            $      1.09
   Discontinued operations..............................            -                   (0.65)                 (0.34)
                                                          -----------             -----------            -----------
   Net earnings.........................................  $      0.73             $      0.98            $      0.75
                                                          -----------             -----------            -----------
Circuit City Group diluted:
   Continuing operations................................  $      0.73             $      1.60            $      1.08
   Discontinued operations..............................            -                   (0.64)                 (0.34)
                                                          -----------             -----------            -----------
   Net earnings.........................................  $      0.73             $      0.96            $      0.74
                                                          -----------             -----------            -----------

CarMax Group basic......................................  $      0.45             $      0.01            $     (0.24)
                                                          -----------             -----------            -----------
CarMax Group diluted....................................  $      0.43             $      0.01            $     (0.24)
                                                          -----------             -----------            -----------
See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
                                                                                               At February 28 or 29
(Amounts in thousands except share data)                                                      2001              2000
----------------------------------------------------------------------------------------------------------------------
ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents............................................................. $  446,131        $  643,933
   Net accounts receivable [NOTE 12].....................................................    585,761           593,276
   Inventory.............................................................................  1,757,664         1,689,209
   Prepaid expenses and other current assets.............................................     57,623            16,197
                                                                                          ----------------------------
   TOTAL CURRENT ASSETS..................................................................  2,847,179         2,942,615
   Property and equipment, net [NOTES 4 AND 5]...........................................    988,947           965,181
   Other assets..........................................................................     35,207            47,552
                                                                                          ----------------------------
   TOTAL ASSETS.......................................................................... $3,871,333        $3,955,348
                                                                                          ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 5 AND 10]............................... $  132,388        $  177,344
   Accounts payable......................................................................    902,560           960,131
   Short-term debt [NOTE 5]..............................................................      1,200             3,005
   Accrued expenses and other current liabilities........................................    162,972           204,561
   Deferred income taxes [NOTE 6]........................................................     92,479            61,118
                                                                                          ----------------------------
   TOTAL CURRENT LIABILITIES.............................................................  1,291,599         1,406,159
   Long-term debt, excluding current installments [NOTES 5 AND 10].......................    116,137           249,241
   Deferred revenue and other liabilities................................................     92,165           130,020
   Deferred income taxes [NOTE 6]........................................................     14,949            27,754
                                                                                          ----------------------------
   TOTAL LIABILITIES.....................................................................  1,514,850         1,813,174
                                                                                          ----------------------------
   STOCKHOLDERS' EQUITY [NOTES 1 AND 7]:
   Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized;
      207,020,000 shares issued and outstanding (203,868,000 in 2000)....................    103,510           101,934
   CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized;
      25,639,000 shares issued and outstanding (25,614,000 in 2000)......................     12,820            12,807
   Capital in excess of par value........................................................    642,838           576,574
   Retained earnings.....................................................................  1,597,315         1,450,859
                                                                                          ----------------------------
   TOTAL STOCKHOLDERS' EQUITY............................................................  2,356,483         2,142,174
                                                                                          ----------------------------
   Commitments and contingent liabilities [NOTES 1, 9, 10, 12, 13, 14, 15 and 16]
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................................ $3,871,333        $3,955,348
                                                                                          ----------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
                                                                                    Years Ended February 28 or 29
(Amounts in thousands)                                                            2001                 2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings............................................................   $ 160,802            $ 197,590            $ 142,924
   Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
      Loss from discontinued operations [NOTE 16]..........................           -               16,215               68,546
      Loss on disposal of discontinued operations [NOTE 16]................           -              114,025                   --
      Depreciation and amortization........................................     153,090              148,164              129,727
      Loss on disposition of property and equipment........................       4,674                   17                3,087
      Provision for deferred income taxes..................................      19,765               43,053               17,235
      Changes in operating assets and liabilities, net of effects from business acquisitions:
         Decrease in deferred revenue and other liabilities................     (17,855)             (15,565)             (33,022)
         Decrease (increase) in net accounts receivable....................       7,541              (18,922)              23,640
         Increase in inventory.............................................     (67,655)            (184,507)             (97,597)
         (Increase) decrease in prepaid expenses and other current assets..     (41,426)              81,316               31,257
         Decrease (increase) in other assets...............................       1,012                  240                 (607)
         (Decrease) increase in accounts payable, accrued expenses and
            other current liabilities......................................     (64,193)             244,559               33,838
                                                                              -----------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES
      OF CONTINUING OPERATIONS.............................................     155,755              626,185              319,028
                                                                              -----------------------------------------------------

INVESTING ACTIVITIES:
   Cash used in business acquisitions [NOTE 3].............................      (1,325)             (34,849)             (41,562)
   Purchases of property and equipment.....................................    (285,556)            (222,268)            (352,384)
   Proceeds from sales of property and equipment...........................     115,695              100,151              273,647
                                                                              -----------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES
      OF CONTINUING OPERATIONS.............................................    (171,186)            (156,966)            (120,299)
                                                                              -----------------------------------------------------

FINANCING ACTIVITIES:
   Payments on short-term debt, net........................................      (1,805)              (5,011)                (960)
   Principal payments on long-term debt [NOTE 5]...........................    (178,060)              (2,707)              (1,301)
   Issuances of Circuit City Group Common Stock, net.......................      38,123               18,591               34,301
   Issuances of CarMax Group Common Stock, net.............................        (109)               2,361                2,324
   Dividends paid on Circuit City Group Common Stock.......................     (14,346)             (14,207)             (13,981)
                                                                              -----------------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
      OF CONTINUING OPERATIONS.............................................    (156,197)                (973)              20,383
                                                                              -----------------------------------------------------
CASH USED IN DISCONTINUED OPERATIONS [NOTE 16].............................     (26,174)             (90,193)             (69,844)
                                                                              -----------------------------------------------------
(Decrease) increase in cash and cash equivalents...........................    (197,802)             378,053              149,268
Cash and cash equivalents at beginning of year.............................     643,933              265,880              116,612
                                                                              -----------------------------------------------------
Cash and cash equivalents at end of year...................................   $ 446,131            $ 643,933            $ 265,880
                                                                              -----------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
   Interest................................................................   $  25,336            $  34,389            $  31,858
   Income taxes............................................................   $ 117,366            $  14,908            $  53,528

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity


                                              Common Shares Outstanding     Common Stock
                                              -------------------------     ------------
                                                      Circuit             Circuit           Capital In
                                                      City     CarMax     City     CarMax   Excess of    Retained
 (Amounts in thousands except per share data)         Group    Group      Group    Group    Par Value    Earnings      Total
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1998..........................   99,282   22,204   $ 49,641  $11,102    $530,763   $1,138,533  $1,730,039
   Net earnings...................................       --       --         --       --          --      142,924     142,924
   Exercise of common stock options [NOTE 7]......    1,004      543        502      272      16,945           --      17,719
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]...............      429      269        215      134      19,431           --      19,780
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7].....................      360      100        180       50      14,588           --      14,818
   Tax benefit from stock issued..................       --       --         --       --       9,523           --       9,523
   Other..........................................       32       --         16       --       1,445           --       1,461
   Shares cancelled upon reacquisition
      by Company..................................     (287)      --       (144)      --     (14,239)          --     (14,383)
   Unearned compensation-restricted stock.........       --       --         --       --      (2,770)          --      (2,770)
   Cash dividends-Circuit City Group Common
      Stock ($0.14 per share).....................       --       --         --       --          --      (13,981)    (13,981)
                                                    ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1999......................  100,820   23,116     50,410   11,558     575,686    1,267,476   1,905,130
   Effect of two-for-one stock split [NOTE 1].....  100,820       --     50,410       --     (50,410)          --          --
   Net earnings...................................       --       --         --       --          --      197,590     197,590
   Exercise of common stock options [NOTE 7]......    2,864    2,027      1,432    1,014      34,232           --      36,678
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]...............      502      506        251      253      21,547           --      22,051
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7].....................      346       30        173       15      13,996           --      14,184
   Tax benefit from stock issued..................       --       --         --       --      32,459           --      32,459
   Shares cancelled upon reacquisition
      by Company..................................   (1,484)     (65)      (742)     (33)    (52,173)          --     (52,948)
   Unearned compensation-restricted stock.........       --       --         --       --       1,237           --       1,237
   Cash dividends-Circuit City Group Common
      Stock ($0.07 per share).....................       --       --         --       --          --      (14,207)    (14,207)
                                                    ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 29, 2000......................  203,868   25,614    101,934   12,807     576,574    1,450,859   2,142,174
   Net earnings...................................       --       --         --       --          --      160,802     160,802
   Exercise of common stock options [NOTE 7]......    1,526       56        763       28      35,391           --      36,182
   Shares issued under Employee
      Stock Purchase Plans [NOTE 7]...............      862       --        431       --      16,119           --      16,550
   Shares issued under the 1994 Stock
      Incentive Plan [NOTE 7].....................    1,486       --        743       --      31,912           --      32,655
   Tax benefit from stock issued..................       --       --         --       --      29,839           --      29,839
   Shares cancelled upon reacquisition
      by Company..................................     (722)     (31)      (361)     (15)    (32,774)          --     (33,150)
   Unearned compensation-restricted stock.........       --       --         --       --     (14,223)          --     (14,223)
   Cash dividends-Circuit City Group Common
      Stock ($0.07 per share).....................       --       --         --       --          --      (14,346)    (14,346)
                                                    ---------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 2001......................  207,020   25,639   $103,510  $12,820    $642,838   $1,597,315  $2,356,483

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video
Express, which has been discontinued (see Note 16). The CarMax Group Common Stock is intended to track the performance of the CarMax Group's operations. The Circuit City Group held a 74.6 percent interest in the CarMax Group at February 28, 2001, a 74.7 percent interest at February 29, 2000, and a 76.6 percent interest at February 28, 1999. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the SEC.
     Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group, and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company's consolidated financial statements included herein should be read in conjunction with the financial statements of each Group and the Company's SEC filings.
     The financial statements of the Company reflect each Group's businesses as well as the allocation of the Company's assets, liabilities, expenses and cash flows between the Groups in accordance with the policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:
     (A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Debt of the Company is either allocated between the Groups (pooled debt) or is allocated in its entirety to one Group. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.
     (B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the Groups based upon utilization of such services by each Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to each Group.
     (C) INCOME TAXES: The Groups are included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

     On June 15, 1999, the board of directors declared a two-for-one split of the outstanding Circuit City Group Common Stock in the form of a 100 percent stock dividend. All share, earnings per share and dividends per share calculations for the Circuit City Group included in the accompanying consolidated financial statements reflect this stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (A) PRINCIPLES OF  CONSOLIDATION:  The  consolidated  financial  statements include the accounts of the Circuit City Group and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.
     (B) CASH AND CASH EQUIVALENTS: Cash equivalents of $408,778,000 at February 28, 2001, and $583,506,000 at February 29, 2000, consist of highly liquid debt securities with original maturities of three months or less.
     (C) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are measured based on the fair value at the date of transfer. The Company determines fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates appropriate for the type of asset and risk. Retained interests are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings.
     (D) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material
loss  for   nonperformance.

The Company broadly diversifies all financial instruments along industry, product and geographic areas.
     (E) INVENTORY: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method for the Circuit City Group's inventory and by specific identification for the CarMax Group's vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in the CarMax Group's inventory.
     (F) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.
     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.
     (G) COMPUTER SOFTWARE COSTS: The Company accounts for computer software costs in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.
     (H) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying consolidated balance sheets. The carrying values of intangible assets are periodically reviewed by the Company and impairments are recognized when the future undiscounted operating cash flows expected from such intangible assets are less than the carrying values.
     (I) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.
     (J) INCOME TAXES: The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.
     (K) REVENUE RECOGNITION: The Company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer.
     (L) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.
     The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as CarMax is the primary obligor on its own contracts, all revenue from the sale of these contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized.
     (M) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:Operating profits generated by the Company's finance operations are recorded as a reduction to selling, general and administrative expenses.
     (N) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.
     (O) NET EARNINGS (LOSS) PER SHARE: The Company calculates earnings per share based upon SFAS No. 128, "Earnings per Share." Basic net earnings per share attributed to Circuit City Group Common Stock is computed by dividing net earnings attributed to Circuit City Group Common Stock, including the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Common Stock outstanding. Diluted net earnings per share attributed to Circuit City Group Common Stock is computed by dividing net earnings attributed to Circuit City Group Common Stock, which includes the Circuit City Group's retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Common Stock outstanding and dilutive potential Circuit City Group Common Stock.
     Basic net earnings (loss) per share attributed to CarMax Group Common Stock is computed by dividing net earnings (loss) attributed to CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common Stock outstanding. Diluted net earnings per share attributed to CarMax Group Common
Stock is computed by dividing net earnings attributed to CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common

Stock outstanding and dilutive potential CarMax Group Common Stock.
     (P) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."
     (Q) DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.
     (R) RISKS AND UNCERTAINTIES: The Circuit City Group is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.
     The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     (S) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2001.

3. BUSINESS ACQUISITIONS
The CarMax Group acquired the franchise rights and the related assets of one new-car dealership for an aggregate cost of $1.3 million in fiscal 2001, five new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000 and four new-car dealerships for an aggregate cost of 49.6 million in fiscal 1999. These acquisitions were financed through available cash resources and, in fiscal 1999, the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of each acquired franchise were included in the accompanying consolidated financial statements since the dates of acquisition. Unaudited pro-forma information related to these acquisitions is not included because the impact of these acquisitions on the accompanying consolidated financial statements is not material.

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

 (Amounts in thousands)                     2001         2000
--------------------------------------------------------------
Land and buildings (20 to 25 years)....  $ 178,042   $ 180,422
Land held for sale.....................     30,730      41,850
Land held for development..............      4,285      17,697
Construction in progress...............     58,659      69,388
Furniture, fixtures and equipment
   (3 to 8 years)......................    874,367     750,737
Leasehold improvements
   (10 to 15 years)....................    619,782     586,005
Capital leases, primarily buildings
   (20 years)..........................     12,471      12,471
                                         ---------------------
                                         1,778,336   1,658,570
Less accumulated depreciation and
   amortization........................    789,389     693,389
                                         ---------------------
Property and equipment, net............  $ 988,947   $ 965,181
                                         ---------------------

     Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

5. DEBT
Long-term debt at February 28 or 29 is summarized as follows:

 (Amounts in thousands)                               2001       2000
-----------------------------------------------------------------------
Term loans.....................................     $230,000   $405,000
Industrial Development Revenue Bonds due
   through 2006 at various prime-based rates...
   of interest ranging from 5.5% to 6.7%.......        4,400      5,419
Obligations under capital leases [NOTE 10].....       12,049     12,416
Note payable...................................        2,076      3,750
                                                    -------------------
Total long-term debt...........................      248,525    426,585
Less current installments......................      132,388    177,344
                                                    -------------------
Long-term debt, excluding current
   installments................................     $116,137   $249,241
                                                    -------------------

     In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2001, the interest rate on the term loan was 5.97 percent.
     In May 1995, the Company entered into a five-year, $175,000,000 unsecured bank term loan. As scheduled, the Company used existing working capital to repay this term loan in May 2000.
     In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 2001, the interest rate on the term loan was 5.73 percent. This term loan is due in June 2001 and was classified as a current liability at February 28, 2001. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.
     The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2001, or February 29, 2000.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $6,243,000 at February 28, 2001, and $8,404,000 at February 29, 2000.
     In November 1998, the CarMax Group entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.
     The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2002--$132,388,000; 2003--$102,073,000; 2004--$1,410,000; 2005--$2,521,000; 2006--$1,083,000.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2001, and February 29, 2000.
     Short-term debt is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                             Years Ended
                                          February 28 or 29
(Amounts in thousands)                     2001       2000
------------------------------------------------------------
Average short-term debt outstanding....   $ 56,065  $ 44,692
Maximum short-term debt outstanding....   $365,275  $411,791
Aggregate committed lines of credit....   $360,000  $370,000

     The weighted average  interest rate on the outstanding  short-term debt was
6.8 percent during fiscal 2001, 5.6 percent during fiscal 2000 and 5.1 percent during fiscal 1999.
     The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Interest capitalized amounted to $2,121,000 in fiscal 2001, $3,420,000 in fiscal 2000 and $5,423,000 in fiscal 1999.

6. INCOME TAXES
The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations are as follows:

                                Years Ended February 28 or 29
(Amounts in thousands)            2001      2000      1999
-------------------------------------------------------------
Current:
   Federal....................  $69,832   $140,119   $99,228
   State......................   10,167     17,756    13,148
                                -----------------------------
                                 79,999    157,875   112,376
                                -----------------------------
Deferred:
   Federal....................   17,999     41,762    16,718
   State......................      557      1,291       517
                                -----------------------------
                                 18,556     43,053    17,235
                                -----------------------------
Provision for income taxes....  $98,555   $200,928  $129,611
                                -----------------------------

     The effective income tax rate differed from the federal statutory income tax rate as follows:

                                  Years Ended February 28 or 29
                                     2001      2000      1999
---------------------------------------------------------------
Federal statutory income tax rate    35%        35%       35%
State and local income taxes,
   net of federal benefit........     3%         3%        3%
                                     --------------------------
Effective income tax rate........    38%        38%       38%
                                     --------------------------

   In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 or 29 are as follows:

(Amounts in thousands)                      2001         2000
--------------------------------------------------------------
Deferred tax assets:
   Inventory.........................    $     --     $  2,609
   Accrued expenses..................      48,126       33,484
   Other.............................       7,546        7,476
                                         ---------------------
    Total gross deferred tax assets..      55,672       43,569

Deferred tax liabilities:
   Depreciation and amortization.....      46,338       51,035
   Deferred revenue..................      32,825       29,656
   Securitized receivables...........      51,519       18,988
   Inventory.........................      16,376           --
   Prepaid expenses..................      12,417       26,111
   Other.............................       3,625        6,651
                                         ---------------------
    Total gross deferred tax
     liabilities.....................     163,100      132,441
Net deferred tax liability...........    $107,428     $ 88,872
                                         ---------------------

     Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

7. ASSOCIATE BENEFIT AND STOCK INCENTIVE PLANS
     (A) 401(k) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's expense for this plan was $4,682,000 in fiscal 2001 and $2,475,000 in fiscal 2000.

     (B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock and CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.
     (C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.
     (D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock or CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,483,358 shares of Circuit City Group Common Stock were granted to eligible employees in fiscal 2001. Approximately 1,047,000 of those shares were granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 of those shares vest two-and-one-half years from the date of grant and approximately 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2001, a total of $11,364,700 was charged to operations ($12,095,900 in fiscal 2000 and $9,167,700 in fiscal
1999). As of February 28, 2001, 2,364,051 restricted shares of Circuit City Group Common Stock and 56,667 restricted shares of CarMax Group Common Stock were outstanding.
     (E) EMPLOYEE STOCK PURCHASE PLANS: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Group Plan and the CarMax Group Plan, eligible employees may purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plans, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 2001, a total of 2,501,731 shares remained available under the Circuit City Group Plan and 581,599 shares remained available under the CarMax Group Plan. During fiscal 2001, 862,315 shares of Circuit City Group Common Stock were issued to or purchased on the open market for employees (501,984 shares in fiscal 2000 and 858,710 shares in fiscal 1999), and 477,094 shares of CarMax Group Common Stock were issued to or purchased on the open market on behalf of employees (580,000 in fiscal 2000 and 268,532 in fiscal 1999). The average price per share of Circuit City Group Common Stock purchased under the Plan was $29.93 in fiscal 2001, $41.70 in fiscal 2000 and $21.69 in fiscal 1999. The average price per share of CarMax Group Common Stock purchased under the Plan was $4.18 in fiscal 2001, $3.68 in fiscal 2000 and $7.56 in fiscal 1999. The Company match or purchase price discount totaled $2,766,500 in fiscal 2001, $2,903,800 in fiscal 2000 and $2,984,500 in fiscal 1999.
     (F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of from one to 10 years from the date of grant.

TABLE 1                                         2001                          2000                           1999
--------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted Average              Weighted Average               Weighted Average
(Shares in thousands)                    Shares     Exercise Price     Shares     Exercise Price      Shares     Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Circuit City Group:
Outstanding at beginning of year.......   7,380        $25.07           8,894         $18.25           9,988         $16.00
Granted................................   4,280         34.80           1,564          40.75           1,080          21.17
Exercised..............................  (1,526)        23.64          (2,864)         12.65          (2,008)          8.77
Cancelled..............................  (1,414)        34.25            (214)         22.06            (166)         16.80
                                         ------                         -----                          -----
Outstanding at end of year.............   8,720        $28.60           7,380         $25.07           8,894         $18.25
                                         ------                         -----                          -----
Options exercisable at end of year..      3,158        $21.86           1,258         $13.89           2,966         $12.02
                                         ------                         -----                          -----
CarMax Group:
Outstanding at beginning of year.......   3,324        $ 3.87           4,380         $ 1.77           4,822         $ 1.49
Granted................................   1,281          1.70           1,132           5.89             205           8.63
Exercised..............................     (56)         0.22          (2,027)          0.22            (543)          0.22
Cancelled..............................    (442)         4.67            (161)          6.94            (104)         10.54
                                         ------                         -----                          -----
Outstanding at end of year.............   4,107        $ 3.16           3,324         $ 3.87           4,380         $ 1.77
                                         ------                         -----                          -----
Options exercisable at end of year.....   1,943        $ 2.94           1,203         $ 2.54           1,566         $ 0.96
                                         ------                         -----                          -----

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
Range of Exercise Prices              Outstanding   Contractual Life   Exercise Price       Exercisable     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Circuit City Group:
$   9.09 to 14.75......................  1,344             3.8            $14.10                879             $13.93
   15.18 to 18.00......................  1,067             3.0             17.24                876              17.23
   18.43 to 25.28......................    864             4.1             21.11                212              20.78
   29.50...............................  1,000             1.1             29.50              1,000              29.50
   34.84 to 35.21......................  3,038             7.2             35.21                 --                 --
   35.22 to 47.53......................  1,407             5.4             40.72                191              40.81
                                         -----                                                -----
Total..................................  8,720             4.9            $28.60              3,158             $21.86
                                         -----                                                -----
CarMax Group:
$   0.22...............................  1,578             1.0            $ 0.22              1,338             $ 0.22
    1.63...............................  1,094             6.0              1.63                 --                 --
    3.22 to 6.25.......................  1,011             4.7              5.89                305               6.07
    8.68 to 16.31......................    424             3.4             11.55                300              11.91
                                         -----                                                -----
Total..................................  4,107             3.5            $ 3.16              1,943             $ 2.94
                                         -----                                                -----

     A summary of the status of the Company's stock options and changes during the years ended February 28, 2001, February 29, 2000, and February 28, 1999, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2001.
     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings and net earnings per share attributed to the Circuit City Group and the net earnings (loss) and net earnings (loss) per share attributed to the CarMax Group would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net earnings (loss) for future years.

(Amounts in thousands          Years Ended February 28 or 29
except per share data)             2001       2000       1999
---------------------------------------------------------------
Circuit City Group:
Earnings from continuing
   operations:
   As reported..............     $149,247   $327,574   $216,927
   Pro forma................      136,957    319,337    211,025
Net earnings:
   As reported..............     $149,247   $197,334   $148,381
   Pro forma................      136,957    189,097    142,479
Earnings per share from
   continuing operations:
   Basic - as reported......     $   0.73   $   1.63   $   1.09
   Basic - pro forma........         0.67       1.59       1.06
   Diluted - as reported....     $   0.73   $   1.60   $   1.08
   Diluted - pro forma......         0.67       1.56       1.05
Net earnings per share:
   Basic - as reported......     $   0.73   $   0.98   $   0.75
   Basic - pro forma........         0.67       0.94       0.72
   Diluted - as reported....     $   0.73   $   0.96   $   0.74
   Diluted - pro forma......         0.67       0.93       0.71
CarMax Group:
Net earnings (loss):
   As reported..............     $ 11,555   $    256   $ (5,457)
   Pro forma................       11,345         75     (5,537)
Net earnings (loss) per share:
   Basic - as reported......     $   0.45   $   0.01   $  (0.24)
   Basic - pro forma........         0.44       0.00      (0.24)
   Diluted - as reported....     $   0.43   $   0.01   $  (0.24)
   Diluted - pro forma......         0.42       0.00      (0.24)

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                 2001       2000       1999
------------------------------------------------------------
Circuit City Group:
Expected dividend yield.......   0.2%       0.2%       0.4%
Expected stock volatility.....    49%        38%        33%
Risk-free interest rates......     6%         6%         6%
Expected lives (in years).....     5          5          5

CarMax Group:
Expected dividend yield.......    --         --         --
Expected stock volatility.....    71%        62%        50%
Risk-free interest rates......     7%         6%         6%
Expected lives (in years).....     4          4          3

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $17 in fiscal 2001, $17 in fiscal 2000 and $8 in fiscal 1999; and for the CarMax Group, $1 in fiscal 2001, $3 in fiscal 2000 and $3 in fiscal 1999.

8. EARNINGS (LOSS) PER SHARE
Reconciliations  of the numerator and denominator of basic and diluted  earnings
(loss) per share are presented below.

(Amounts in thousands              Years Ended February 28 or 29
except per share data)               2001       2000      1999
----------------------------------------------------------------
Circuit City Group:
Weighted average
   common shares..............      203,774   201,345   198,304
Dilutive potential
 common shares:
   Options....................          885     2,145     1,700
   Restricted stock...........        1,171       831       808
                                   -----------------------------
Weighted average common
   shares and dilutive
   potential common shares....      205,830   204,321   200,812
                                   -----------------------------
Earnings from continuing
   operations available to
   common shareholders........     $149,247  $327,574  $216,927
                                   ----------------------------
Basic earnings per share from
   continuing operations......     $   0.73  $   1.63  $   1.09
                                   ----------------------------
Diluted earnings per share from
   continuing operations......     $   0.73  $   1.60  $   1.08
                                   ----------------------------
CarMax Group:
Weighted average
   common shares..............       25,554    23,778    22,604
Dilutive potential common
   shares:
   Options....................        1,332     1,814        --
   Restricted stock...........           94       196        --
                                   ----------------------------
Weighted average common
   shares and dilutive potential
   common shares..............       26,980    25,788    22,604
                                   ----------------------------
Net earnings (loss) available to
   common shareholders........     $ 11,555  $    256  $ (5,457)
                                   ----------------------------
Basic net earnings (loss)
   per share..................     $   0.45  $   0.01  $  (0.24)
                                   ----------------------------
Diluted net earnings (loss)
   per share..................     $   0.43  $   0.01  $  (0.24)
                                   ----------------------------

     Certain options were outstanding and not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase
8,469,700 shares of Circuit City Group Common Stock ranging from $14.75 to $47.53 per share were outstanding and not included in the calculation at the end of fiscal 2001; 2,900 shares ranging from $43.03 to $47.53 per share at the end of fiscal 2000; and 2,000,000 shares at $29.50 per share at the end of fiscal 1999. Options to purchase 1,357,200 shares of CarMax Group Common Stock ranging from $6.06 to $16.31 per share were outstanding and not included in the calculation at the end of fiscal 2001, and

1,685,400 shares ranging from $3.90 to $16.31 per share were not included at the end of fiscal 2000. Because the CarMax Group had a net loss in fiscal 1999, no dilutive potential shares of CarMax Group Common Stock were included in the calculation of diluted net loss per share.

9. PENSION PLANS
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2001, and February 29, 2000. Contributions were $15,733,000 in fiscal 2001, $12,123,000 in fiscal 2000 and $10,306,000 in fiscal 1999.
     The following tables set forth the Pension Plan's financial status and amounts recognized in the consolidated balance sheets as of February 28 or 29:

(Amounts in thousands)                        2001        2000
----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year...    $113,780    $112,566
Service cost..............................      14,142      14,678
Interest cost.............................       9,045       7,557
Actuarial loss (gain).....................      21,776     (16,870)
Benefits paid.............................      (2,994)     (4,151)
                                              ---------------------
Benefit obligation at end of year.........    $155,749    $113,780
                                              ---------------------
Change in plan assets:
Fair value of plan assets at beginning
   of year................................    $132,353    $ 95,678
Actual return on plan assets..............     (10,667)     28,703
Employer contributions....................      15,733      12,123
Benefits paid.............................      (2,994)     (4,151)
                                              ---------------------
Fair value of plan assets at end of year..    $134,425    $132,353
                                              ---------------------
Reconciliation of funded status:
Funded status.............................    $(21,324)   $ 18,573
Unrecognized actuarial loss (gain)........      16,961     (26,862)
Unrecognized transition asset.............        (202)       (404)
Unrecognized prior service benefit........        (285)       (427)
                                              ---------------------
Net amount recognized.....................    $ (4,850)   $ (9,120)
                                              ---------------------

   The components of net pension expense are as follows:

                                        Years Ended February 28 or 29
(Amounts in thousands)                     2001      2000     1999
---------------------------------------------------------------------
Service cost........................     $14,142   $14,678  $11,004
Interest cost.......................       9,045     7,557    6,202
Expected return on plan assets......     (11,197)   (9,078)  (7,794)
Amortization of prior service cost..        (142)     (134)    (105)
Amortization of transitional asset..        (202)     (202)    (202)
Recognized actuarial (gain) loss....        (183)       87       --
                                         ----------------------------
Net pension expense.................     $11,463   $12,908  $ 9,105
                                         ----------------------------

   Assumptions used in the accounting for the Pension Plan were:

                                        Years Ended February 28 or 29
                                             2001    2000    1999
---------------------------------------------------------------------
Weighted average discount rate...........    7.5%    8.0%    6.8%
Rate of increase in compensation levels..    6.0%    6.0%    5.0%
Expected rate of return on plan assets...    9.0%    9.0%    9.0%

     The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's Pension Plan. The projected benefit obligation under this plan was $10.4 million at February 28, 2001, and $6.6 million at February 29, 2000.

10. LEASE COMMITMENTS
The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                               Years Ended February 28 or 29
(Amounts in thousands)           2001       2000       1999
-------------------------------------------------------------
Minimum rentals............   $341,122   $322,598   $296,706
Rentals based on sales
   volume..................      1,229      1,327      1,247
Sublease income............    (15,333)   (16,425)   (14,857)
                              -------------------------------
Net rental expense.........   $327,018   $307,500   $283,096
                              -------------------------------

     The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and operating expenses applicable to the premises.

     The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 2001, were:

                                               Operating    Operating
(Amounts in thousands)              Capital      Lease      Sublease
Fiscal                              Leases    Commitments    Income
---------------------------------------------------------------------
2002..........................     $ 1,725   $  328,205    $(13,350)
2003..........................       1,726      325,116     (12,638)
2004..........................       1,768      322,072     (11,142)
2005..........................       1,798      320,038     (10,193)
2006..........................       1,807      317,279      (9,132)
After 2006....................      12,859    3,255,150     (34,437)
                                   ----------------------------------
Total minimum lease payments..      21,683   $4,867,860    $(90,892)
                                             ------------------------
Less amounts representing
   interest...................      (9,634)
                                   --------
Present value of net minimum
   capital lease payments [NOTE 5] $12,049
                                   --------

     In fiscal 2001, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $61,526,000 ($36,795,000 in fiscal 2000 and $235,500,000 in fiscal 1999). The Company does not have continuing involvement under sale-leaseback transactions.

11. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $467,786,000 (3.6 percent of net sales and operating revenues) in fiscal 2001, $438,781,000 (3.5 percent of net sales and operating revenues) in fiscal 2000 and $426,359,000 (3.9 percent of net sales and operating revenues) in fiscal 1999.

12. SECURITIZATIONS
     (A) CREDIT CARD SECURITIZATIONS: The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its finance operation. In these securitizations, the Company retains servicing rights and subordinated interests.
     Private-label credit card receivables are financed through a master trust securitization program. During fiscal year 2001, a $300 million, five-year public securitization related to the private-label card matured and was paid off. The Company entered into a $275 million, three-year public securitization in fiscal 2001. As of February 28, 2001, the master trust securitization program had a capacity of $1.31 billion. The master trust agreement has no recourse provisions.
     Bankcard receivables also are financed through a master trust securitization program. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $188 million of the receivables sold. The Company believes that as of February 28, 2001, no liability existed under the recourse provisions. The bankcard securitization program had a total program capacity of $1.94 billion as of February 28, 2001.
     At February 28, 2001, the total principal amount of loans managed or securitized was $2,799 million. Of the total loans, the principal amount of loans securitized was $2,754 million and the principal amount of loans held for sale was $45 million. The principal amount of loans that were 31 days or more delinquent was $192.3 million at February 28, 2001. The credit losses net of recoveries were $229.9 million for fiscal 2001.
     The Company receives annual servicing compensation approximating 2 percent of the outstanding principal loan balance of the receivables and retains the rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized assets. Accordingly, no servicing asset or liability has been recorded.
     The table below summarizes certain cash flows received from and paid to securitization trusts:

                                                     Year Ended
(Amounts in thousands)                           February 28, 2001
------------------------------------------------------------------
Proceeds from new securitizations.................   $1,092,500
Proceeds from collections reinvested
   in previous credit card securitizations........   $1,730,511
Servicing fees received...........................   $   52,044
Other cash flows received on retained interests*..   $  173,775

* This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

   In determining the fair value of retained interests, the Company estimates future cash flows using management's best estimates of key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $131.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $182.6 million were recorded in fiscal 2001.
     The fair value of retained interests at February 28, 2001, was $246.1 million with a weighted-average life ranging from 0.4 years to 3 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

                                    Impact on      Impact on
                     Assumptions    Fair Value     Fair Value
(Dollar amounts         Used          of 10%         of 20%
 in thousands)        (Annual)    Adverse Change  Adverse Change
----------------------------------------------------------------
Payment rate......   7.1--11.3%      $10,592        $20,107
Default rate......   7.0--14.3%      $21,159        $42,318
Discount rate.....  10.0--15.0%      $ 2,973        $ 5,892

     (B) AUTOMOBILE LOAN SECURITIZATIONS: The Company also has an asset securitization program, operated through a special purpose subsidiary on behalf of the CarMax Group, to finance the consumer installment credit receivables generated by its automobile loan finance operation. This automobile loan securitization program had a total program capacity of $450 million as of February 28, 2001, with no recourse provisions. In October 1999, the Company formed a second securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. Because of the amortization of the automobile loan receivables and corresponding securities in this facility, the program had a capacity of $329 million as of February 28, 2001, with no recourse provisions. In January 2001, the Company sold $655 million of receivables in the public market through an additional owner trust structure. The program had a capacity of $655 million as of February 28, 2001, with no recourse provisions. In these securitizations, the Company retains servicing rights and subordinated interests. The Company's retained interests are subject to credit and prepayment risks on the transferred financial assets.
     At February 28, 2001, the total principal amount of loans managed or securitized was $1,296 million. Of the total loans, the principal amount of loans securitized was $1,284 million and the principal amount of loans held for sale or investment was $12 million. The principal amount of loans that were 31 days or more delinquent was $18.1 million at February 28, 2001. The credit losses net of recoveries were $7.2 million for fiscal 2001.
     The Company receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The servicing fee specified in the automobile loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

     The table below summarizes certain cash flows received from and paid to securitization trusts:

                                                    Year Ended
(Amounts in thousands)                           February 28, 2001
------------------------------------------------------------------
Proceeds from new securitizations.................   $619,525
Proceeds from collections reinvested
   in previous automobile loan securitizations....   $313,827
Servicing fees received...........................   $ 10,474
Other cash flows received on retained interests*..   $ 39,265

* This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

     In determining the fair value of retained interests, the Company estimates future cash flows using management's best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $42.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $35.4 million were recorded in fiscal 2001.
     The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted-average life ranging from 1.5 years to 1.8 years. The table below shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

                                      Impact on       Impact on
                        Assumptions   Fair Value      Fair Value
(Dollar amounts            Used         of 10%          of 20%
in thousands)            (Annual)   Adverse Change  Adverse Change
------------------------------------------------------------------
Prepayment speed....    1.5--1.6%       $1,840         $3,864
Default rate........    1.0--1.2%       $1,471         $3,050
Discount rate.......        12.0%       $  890         $1,786

13. INTEREST RATE SWAPS
The Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into nine 40-month amortizing swaps with notional amounts totaling approximately $735 million in fiscal 2001, four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in the gain or loss on sales of receivables. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $299 million at February 28, 2001, $327 million at February 29, 2000, and $499 million at February 28, 1999. The reduction in the total notional amount of the CarMax interest rate swaps in fiscal 2001 and in fiscal 2000 relates to the replacement of floating-rate securitizations with a $655 million fixed-rate securitization in January 2001 and a $644 million fixed-rate securitization in October 1999.
     The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, because their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

14. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

15. APPLIANCE EXIT COSTS
On July 25, 2000, the Company announced plans to exit the major appliance category to expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This decision reflected significant sales weakness and increased competition in the major appliance category and management's earnings expectations for these other products. To exit the appliance business, the Company closed six distribution centers and seven service centers in fiscal 2001 and expects to close two distribution centers and one service center by July 31, 2001. The majority of these properties are leased. The Company is in the process of marketing these properties to be subleased. Circuit City maintains control over its in-home major appliance repair business, although repairs are subcontracted to an unrelated third party. In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30 million. Most of these expenses are included in cost of sales, buying and warehousing on the statement of earnings for fiscal 2001. There were no adjustments to the exit costs as of February 28, 2001.
     Approximately 850 employees have been terminated and approximately 100 employees will be terminated as locations close or consolidate. These reductions were mainly in the service, distribution and merchandising functions. Because severance is being paid to employees on a bi-weekly schedule based on years of service, cash payments lag job eliminations. The exit costs also include $17.8 million for lease termination costs and $5.0 million, net of salvage value, for the write-down of fixed assets.

                                              Expenses
                                               Paid or     Liability at
                                   Total       Assets      February 28,
(Amounts in millions)           Exit Costs   Written Off       2001
-----------------------------------------------------------------------
Lease termination costs.......    $17.8        $ 1.8          $16.0
Fixed asset write-downs.......      5.0          5.0             --
Employee termination benefits.      4.4          2.2            2.2
Other.........................      2.8          2.8             --
                                  -------------------------------------
Appliance exit costs..........    $30.0        $11.8          $18.2
                                  -------------------------------------


16. DISCONTINUED OPERATIONS
On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but that existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after taxes, on the consolidated statements of earnings for the periods presented. Discontinued operations also have been segregated on the consolidated statements of cash flows for the periods presented. However, Divx is not segregated on the consolidated balance sheets.
     For fiscal 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. The loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million in fiscal 2000. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

     The net liabilities of the discontinued Divx operations reflected in the accompanying consolidated balance sheets as of February 28 or 29 are comprised of the following:

(Amounts in thousands)                            2001        2000
--------------------------------------------------------------------
Current assets...............................  $      8    $    612
Property and equipment, net..................        --         513
Other assets.................................       324          --
Current liabilities..........................   (27,522)    (32,650)
Other liabilities............................   (14,082)    (35,291)
                                               ---------------------
Net liabilities of discontinued operations...  $(41,272)   $(66,816)
                                               ---------------------


17. OPERATING SEGMENT INFORMATION
The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations, such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as its finance operation. Financial information for these segments for fiscal 2001, 2000 and 1999 are shown in Table 3.

TABLE 3
2001                                                                                                                Total
(Amounts in thousands)                                                Circuit City              CarMax            Segments
----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers....................................   $10,458,037           $2,500,991         $12,959,028
Interest expense....................................................         7,273               12,110              19,383
Depreciation and amortization.......................................       126,297               26,793             153,090
Earnings from continuing operations before income taxes.............       185,875               73,482             259,357
Provision for income taxes..........................................        70,637               27,918              98,555
Earnings from continuing operations.................................       115,238               45,564             160,802
Total assets........................................................   $ 3,160,048           $  710,953         $ 3,871,001

2000                                                                                                                Total
(Amounts in thousands)                                                 Circuit City             CarMax            Segments
----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers....................................   $10,599,406           $2,014,984         $12,614,390
Interest expense....................................................        13,844               10,362              24,206
Depreciation and amortization.......................................       132,923               15,241             148,164
Earnings from continuing operations before income taxes.............       526,955                1,803             528,758
Provision for income taxes..........................................       200,243                  685             200,928
Earnings from continuing operations.................................       326,712                1,118             327,830
Total assets........................................................   $ 3,278,728           $  675,495         $ 3,954,223

1999                                                                                                                Total
(Amounts in thousands)                                                 Circuit City             CarMax            Segments
----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers....................................   $ 9,344,170           $1,466,298         $10,810,468
Interest expense....................................................        21,926                6,393              28,319
Depreciation and amortization.......................................       119,724               10,003             129,727
Earnings (loss) from continuing operations before income taxes......       379,630              (38,549)            341,081
Income tax provision (benefit)......................................       144,646              (15,035)            129,611
Earnings (loss) from continuing operations..........................       234,984              (23,514)            211,470
Total assets........................................................   $ 2,816,954           $  571,198         $ 3,388,152

Earnings from continuing operations and total assets for Circuit City on this table exclude: (1) the Inter-Group Interest in CarMax and (2) the discontinued
Divx operations as discussed in Note 16.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands   First Quarter         Second Quarter        Third Quarter        Fourth Quarter               Year
except per share data)  2001      2000        2001      2000       2001       2000       2001       2000        2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales and
operating revenues. $3,074,851 $2,690,982 $3,179,781 $2,958,394 $2,887,269 $2,984,607 $3,817,127 $3,980,407 $12,959,028 $12,614,390
                    ----------------------------------------------------------------------------------------------------------------
Gross profit....... $  683,262 $  602,727 $  673,465 $  668,283 $  582,128 $  670,910 $  856,467 $  920,637 $ 2,795,322 $ 2,862,557
                    ----------------------------------------------------------------------------------------------------------------
Net earnings (loss)
  attributed to:
 Circuit City Group
  Common Stock:
     Continuing
      operations... $   57,123 $   41,398 $   55,341 $   73,692 $  (64,407)$   52,335 $  101,190 $  160,149 $   149,247 $   327,574
                    ----------------------------------------------------------------------------------------------------------------
     Discontinued
      operations... $       -- $ (130,240)$       -- $       -- $       -- $       -- $       -- $       -- $        -- $  (130,240)
                    ----------------------------------------------------------------------------------------------------------------
 CarMax Group
    Common Stock... $    3,535 $      646 $    4,126 $      775 $    1,920 $     (757)$    1,974 $     (408)$    11,555 $       256
                    ----------------------------------------------------------------------------------------------------------------
Net earnings (loss)
 per share
 attributed to:
Circuit City Group
 Common Stock:
   Basic:
     Continuing
      operations... $     0.28 $     0.21 $     0.27 $     0.37 $   (0.32) $     0.26 $     0.50 $     0.79 $      0.73 $      1.63
                    ----------------------------------------------------------------------------------------------------------------
     Discontinued
      operations... $       -- $    (0.65)$       -- $       -- $       -- $       -- $       -- $       -- $        -- $     (0.65)
                    ----------------------------------------------------------------------------------------------------------------
     Net earnings
      (loss)....... $     0.28 $    (0.44)$     0.27 $     0.37 $    (0.32)$     0.26 $     0.50 $     0.79 $      0.73 $      0.98
                    ----------------------------------------------------------------------------------------------------------------
   Diluted:
     Continuing
      operations... $     0.28 $     0.20 $     0.27 $     0.36 $    (0.32)$     0.26 $     0.49 $     0.78 $      0.73 $      1.60
                    ----------------------------------------------------------------------------------------------------------------
     Discontinued
      operations... $       -- $    (0.64)$       -- $       -- $       -- $       -- $       -- $       -- $        -- $     (0.64)
                    ----------------------------------------------------------------------------------------------------------------
     Net earnings
      (loss)....... $     0.28 $    (0.44)$     0.27 $     0.36 $    (0.32)$     0.26 $     0.49 $     0.78 $      0.73 $      0.96
                    ----------------------------------------------------------------------------------------------------------------
CarMax Group
 Common Stock:
   Basic........... $     0.14 $     0.03 $     0.16 $     0.03 $     0.08 $    (0.03)$     0.08 $    (0.02)$      0.45 $      0.01
                    ----------------------------------------------------------------------------------------------------------------
   Diluted......... $     0.13 $     0.03 $     0.15 $     0.03 $     0.07 $    (0.03)$     0.07 $    (0.02)$      0.43 $      0.01
                    ----------------------------------------------------------------------------------------------------------------

Independent Auditors' Report


The Board of Directors and Stockholders of Circuit City Stores, Inc.:

     We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/KPMG LLP
Richmond, Virginia
April 2, 2001

Circuit City Group Management's Discussion and
Analysis of Results of Operations and Financial Condition

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City business and related operations and the Group's retained interest in the CarMax Group. The effects of the retained interest in the CarMax Group on the Circuit City Group's financial statements are identified by the term "Inter-Group." During the three-year period discussed in this annual report, the financial results for the Company and the Circuit City Group also have included the Company's investment in Digital Video Express, which has been discontinued. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Circuit City Group's retained interest is not considered outstanding CarMax Group Common Stock. Therefore, the net earnings or losses attributed to the retained interest are not included in the CarMax Group's per share calculations.
     Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for the Circuit City Group presented below should be read in conjunction with the discussion and analysis for Circuit City Stores, Inc. and for the CarMax Group and in conjunction with all the Company's SEC filings.
     The Circuit City Group held a 74.6 percent interest in the CarMax Group at February 28, 2001, a 74.7 percent interest at February 29, 2000, and a 76.6 percent interest at February 28, 1999.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the Circuit City Group decreased 1 percent in fiscal 2001 to $10.46 billion. In fiscal 2000, total sales were $10.60 billion, a 13 percent increase from $9.34 billion in fiscal 1999.

Percentage Sales Change from Prior Year
Fiscal                                     Total  Comparable
------------------------------------------------------------
2001....................................   (1)%        (4)%
2000....................................   13 %         8 %
1999....................................   17 %         8 %
1998....................................   12 %        (1)%
1997...................................     6 %        (8)%

     The fiscal 2001 total sales decline includes a 4 percent decline in the comparable store sales of the Circuit City business, partly offset by the net addition of 23 Circuit City Superstores. Throughout fiscal 2001, we experienced significant variability in the Circuit City comparable store sales pace. The sales pace in the major appliance category softened significantly at the end of the first quarter and into the second quarter. In late July, we announced plans to exit the appliance business and expand our selection of key consumer electronics and home office products. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with the declining sales pace and expected increases in competition, led to the decision to exit the category. The exit from the appliance business and remerchandising of the appliance selling space was completed by the end of the third fiscal quarter. Nevertheless, the Circuit City business continued to experience a highly variable comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflects the slower consumer spending experienced by most retailers during the second half of the year, some disruption to sales caused by the partial remodeling to remerchandise the appliance space, significant declines in average retails and industry-wide declines in desktop personal computer sales by year-end. Throughout the year, new technologies, better-featured consumer electronics and the new and expanded selections added to the store produced strong sales growth, although not always in line with our expectations. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3 percent in fiscal 2001.
     In addition to the partial remodels, we fully remodeled 25 Superstores in central and south Florida and one Superstore in Richmond, Va., to a design that we believe is more contemporary and easier to navigate. The full remodels offer better product adjacencies, shopping carts and baskets, more and highly visible cash registers, better lighting and signs, and the expanded and new product selections now available in all stores. The 23 new stores opened from August 2000 through February 2001 also reflect this new design, and all new stores planned for fiscal 2002 will reflect this design. Consumer reaction to the design has been positive, but the ability to meet our longer-term expectations has been difficult to determine given the overall slowdown that occurred during the second half of the fiscal year. In addition, the cost of remodeling and the disruption to sales in remodeled stores were higher than anticipated. Fiscal 2002 remodels will follow a less costly design that can be completed over a shorter time period, but which we believe will offer similar benefits to the consumer. We also will focus on new marketing programs designed to increase foot traffic at all Circuit City stores.
     Geographic expansion is currently a limited contributor to Circuit City's growth. We opened 23 new Circuit City Superstores and relocated two Circuit City Superstores in fiscal 2001, increasing the store base 4 percent. New Superstores were added to existing markets or built in one- or two-store markets given that we already operate stores in virtually all of the nation's top metropolitan markets.
     From fiscal 1997 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. Geographic expansion was the primary contributor to growth of the Circuit City business during this time. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. As noted above, sales softened again in fiscal 2001. We continue to believe that new technologies will generate significant industry growth during the current decade. However, we expect little, if any, sales growth in fiscal 2002.

Sales by Merchandise Categories*
Fiscal                2001    2000     1999     1998    1997
------------------------------------------------------------
Video...............  35%      32%     31%      31%      32%
Audio...............  16%      16%     17%      18%      19%
Information
   Technology.......  35%      33%     32%      30%      29%
Entertainment.......   7%       5%      5%       6%       5%
Appliances..........   7%      14%     15%      15%      15%
                     ---------------------------------------
Total............... 100%     100%    100%     100%     100%
                     ---------------------------------------

* Circuit City updated its sales by merchandise category classifications in fiscal 2001 to reflect the changes in the Company's product selections in recent years and expected changes going forward. Information for prior years has been reclassified for consistency.

     In most states, the Group sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In states where third-party warranty sales are not permitted, the Group sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1 percent of total sales of the Circuit City business in fiscal 2001, compared with 5.4 percent in fiscal 2000 and fiscal 1999. Total extended warranty revenue, which is reported in total sales, was 4.0 percent of sales in fiscal 2001, 4.4 percent of sales in fiscal 2000 and 4.6 percent of sales in fiscal 1999. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The fiscal 2001 decline in extended warranty sales as a percent of total sales reflects the increased selection of products, such as entertainment software, for which extended warranties are not available and reduced consumer demand for warranties on many consumer electronics and home office products that have experienced significant declines in average retails. Third-party extended warranty revenue was 3.9 percent of total sales in fiscal 2001 and 4.1 percent of total sales in fiscal 2000 and fiscal 1999.

SUPERSTORE SALES PER TOTAL SQUARE FOOT
Fiscal
------------------------------------------------------------
2001................................................... $528
2000................................................... $555
1999................................................... $514
1998................................................... $478
1997................................................... $499

     SUPERSTORE SALES PER TOTAL SQUARE FOOT. At the end of fiscal 2001, total space for all Circuit City Superstores equaled 19,706,588 square feet and selling space equaled 11,469,092 square feet. The fiscal 2001 sales per total square foot decrease reflects the decline in comparable store sales. The improvements from fiscal 1998 through fiscal 2000 were driven by comparable store sales growth in those years. The decline from fiscal 1997 to fiscal 1998 reflects the impact of larger-format stores, which generate lower sales per square foot than smaller stores, declines in comparable store sales and declines in industry sales. The Group ceased construction of these larger stores after fiscal 1999.

STORE MIX
                              Retail Units at Year-End
Fiscal                  2001    2000     1999     1998   1997
-------------------------------------------------------------
Superstores...........  594      571     537      500    443
Circuit City Express..   35       45      48       52     45
Electronics-only......   --       --       2        4      5
                        -------------------------------------
Total.................  629      616     587      556    493
                        -------------------------------------

     IMPACT OF INFLATION. Inflation has not been a significant contributor to results. In fact, during the past three years, average retail prices declined in virtually all of Circuit City's product categories. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

Cost of Sales, Buying and Warehousing
The gross profit margin was 23.6 percent of sales in fiscal 2001, 24.7 percent of sales in fiscal 2000 and 24.4 percent of sales in fiscal 1999. The fiscal 2001 gross profit margin was reduced by one-time costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business, significantly lower appliance gross margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The one-time appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. Excluding the appliance category, the gross profit margin was 24.7 percent of sales in fiscal 2001, compared with 25.4 percent of sales in fiscal 2000 and 24.7 percent of sales in fiscal 1999. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs, the gross profit margin was 24.1 percent of sales in fiscal 2001.

GROSS PROFIT MARGIN COMPONENTS
Fiscal                                2001     2000     1999
-------------------------------------------------------------
Circuit City store business........  24.1 %    24.7%    24.4%
Impact of appliance markdowns......  (0.2)%      --       --
One-time appliance exit costs......  (0.3)%      --       --
                                     ------------------------
Gross profit margin................  23.6 %    24.7%    24.4%
                                     ------------------------
Gross profit margin excluding
   appliance category..............  24.7 %    25.4%    24.7%
                                     ------------------------

     The improvement in the gross profit margin from fiscal 1999 to fiscal 2000 primarily reflected the higher percentage of sales from better-featured products and newer technologies, which carry higher gross profit margins, and continued improvements in inventory management partly offset by the strength in personal computer sales, which carry lower gross margins. In fiscal 2001, the decline in the gross profit margin was limited by lower personal computer sales and by continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business. The impact of the appliance category and the high proportion of sales represented by traditional products more than offset these factors.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 21.7 percent of sales in fiscal 2001, compared with 19.6 percent of sales in fiscal 2000 and 20.1 percent of sales in fiscal 1999. The fiscal 2001 increase reflects the decline in comparable store sales, $41.9 million in remodeling costs for the Florida stores, $30.0 million in costs related to the partial remodels and $5.0 million in severance costs associated with the fourth quarter workforce reduction. Excluding these costs and the estimated sales disruption during the seven to 10 days of partial remodeling that occurred primarily in the third quarter, the fiscal 2001 expense ratio would have been 20.9 percent of sales. The improvement in the expense ratio from fiscal 1999 to fiscal 2000 primarily reflects leverage gained from the fiscal 2000 comparable store sales increase.

EXPENSE RATIO COMPONENTS
Fiscal                             2001       2000       1999
--------------------------------------------------------------
Circuit City store business...     20.9%      19.6%      20.1%
Florida remodel costs.........      0.4%        --         --
Partial remodel costs.........      0.3%        --         --
Sales disruption impact.......      0.1%        --         --
                                   ---------------------------
Expense ratio.................     21.7%      19.6%      20.1%
                                   ---------------------------

Interest Expense
Interest expense was relatively unchanged as a percent of sales across the three-year period at 0.1 percent of sales in fiscal 2001 and fiscal 2000 and 0.2 percent of sales in fiscal 1999. Interest expense was incurred on allocated debt used to fund store expansion, remodeling and working capital, including inventory.

Income Taxes
The Group's effective income tax rate was 38.0 percent in fiscal 2001 and fiscal 2000 and 38.1 percent in fiscal 1999.

Earnings from Continuing Operations Before Inter-Group Interest in the CarMax Group
Earnings from continuing operations before the Inter-Group Interest in the CarMax Group were $115.2 million in fiscal 2001, compared with $326.7 million in fiscal 2000 and $235.0 million in fiscal 1999. Excluding the estimated sales disruption during the seven to 10 days of partial remodeling, the appliance merchandise markdowns, exit costs, remodel expenses and severance costs related to the workforce reduction, earnings from continuing operations before the Inter-Group Interest in the CarMax Group would have been $205.1 million in fiscal 2001.

Net Earnings (Loss) Related to Inter-Group Interest in the CarMax Group
The net earnings attributed to the Circuit City Group's Inter-Group Interest in the CarMax Group were $34.0 million in fiscal 2001, compared with net earnings of $862,000 in fiscal 2000 and a net loss of $18.1 million in fiscal 1999.

Earnings from Continuing Operations
Earnings from continuing operations attributed to the Circuit City Group were $149.2 million in fiscal 2001, $327.6 million in fiscal 2000 and $216.9 million in fiscal 1999.

Loss from Discontinued Operations
On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Circuit City Group statements of earnings for the periods presented.
     The loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999.
     In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

Net Earnings
Net earnings attributed to the Circuit City Group were $149.2 million in fiscal 2001, $197.3 million in fiscal 2000 and $148.4 million in fiscal 1999.

Operations Outlook
We believe that increased household penetration of products and services such as broadband Internet access, wireless communications, multi-channel video programming devices, digital television and digital imaging will drive profitability of the consumer electronics business during the current decade. For that reason, we are focused on store designs, sales counselor training, inventory management, marketing programs and Six Sigma process improvements that will maintain Circuit City's position as a leading retailer of new technologies.
     Despite these plans and longer-term outlook, we recognize that the sales pace shifted significantly throughout fiscal 2001 and that sales were especially weak at the end of the fiscal year. Therefore, we are cautious in our outlook for fiscal 2002. We expect to open 15 to 20 new Circuit City Superstores, relocate approximately 10 Superstores and fully remodel 20 to 25 Superstores. We expect limited sales and earnings growth for the Circuit City business in fiscal 2002. We do, however, expect continued strong sales and earnings growth for the CarMax business and anticipate that CarMax will make a greater contribution to the earnings attributed to the Circuit City Group in fiscal 2002.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 2001, net cash provided by operating activities of continuing operations was $137.9 million, compared with $650.2 million in fiscal 2000 and $399.4 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City business and a decrease in accounts payable. The fiscal 2000 increase reflects a 39 percent increase in earnings from continuing operations for the Circuit City business and an increase in accounts payable, partly offset by an increase in inventory.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the Circuit City Group consists of (1) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (2) a portion of the Company's debt that is allocated between the Groups. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.
     During fiscal 2001, a term loan totaling $175 million was repaid using the Company's existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although the Company has the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate debt does not necessarily result in a reduction of Circuit City Group allocated debt.
     The Circuit City Group's capital expenditures were $274.7 million in fiscal 2001, $176.9 million in fiscal 2000 and $214.1 million in fiscal 1999. The Group's capital expenditures in fiscal 2001 primarily were related to Superstore remodeling and new Circuit City Superstore construction. In fiscal 2000 and fiscal 1999, these expenditures primarily reflected new store construction. Capital expenditures for the Circuit City Group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. In fiscal 2002, the Group anticipates capital expenditures of approximately $215 million, primarily related to construction of new Superstores, the remodeling of 20 to 25 existing Superstores and the relocation of approximately 10 Superstores. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $100.2 million in fiscal 2001, $74.8 million in fiscal 2000 and $134.3 million in fiscal 1999.
     Circuit City's finance operation primarily funds its credit card programs through securitization transactions that allow the operation to sell its receivables while retaining a small interest in them. The finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.31 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.94 billion in receivables related to the operation's bankcard programs. Securitized receivables totaled $2.75 billion at February 28, 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that both securitization programs can be expanded to accommodate future receivables growth.
     At the end of fiscal 2001, the Circuit City Group retained a 74.6 percent interest in the equity of the CarMax Group. As of February 28, 2001, the Circuit City Group's equity in the CarMax Group was $292.2 million.
     We believe that proceeds from sales of property and equipment and receivables, future increases in the Company's debt allocated to the Circuit City Group and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business.

MARKET RISK
The Company manages the private-label and bankcard revolving loan portfolios of the Circuit City finance operation. Portions of these portfolios are securitized and, therefore, are not presented on the Group's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding.
     Interest rates charged on the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28, 2001, and February 29, 2000, had the following APR structure:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Indexed to prime rate....................   $2,596    $2,631
Fixed APR................................      203       213
                                            ----------------
Total....................................   $2,799    $2,844
                                            ----------------

     Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued at floating rates based on LIBOR. Receivables held by the Company for sale are financed with working capital. At February 28, 2001, and February 29, 2000, financings were as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Floating-rate (including synthetic
   alteration) securitizations...........   $2,754    $2,689
Fixed-rate securitizations...............       --       137
Held by the Company for sale.............       45        18
                                            ----------------
Total....................................   $2,799    $2,844
                                            ----------------

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 2001, or February 29, 2000. Because programs are in place to manage interest rate exposure relating to the consumer loan portfolios, the Company expects to experience relatively little impact as interest rates fluctuate. The Company also has the ability to adjust fixed-APR revolving cards and the index on floating-rate cards, subject to cardholder ratification, but does not currently anticipate the need to do so.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2002 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

Circuit City Group Statements of Earnings

                                                                              Years Ended February 28 or 29
(Amounts in thousands)                                       2001         %           2000         %         1999          %
-------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES.......................  $10,458,037    100.0     $10,599,406    100.0    $9,344,170     100.0
Cost of sales, buying and warehousing..................    7,964,148     76.1       7,977,214     75.3     7,060,198      75.6
Appliance exit costs [NOTE 12].........................       28,326      0.3              --       --            --        --
                                                         ----------------------------------------------------------------------
GROSS PROFIT...........................................    2,465,563     23.6       2,622,192     24.7     2,283,972      24.4
                                                         ----------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 1 AND 9]............................    2,270,745     21.7       2,081,393     19.6     1,882,416      20.1
Appliance exit costs [NOTE 12].........................        1,670       --              --       --            --        --
Interest expense [NOTES 1 AND 4].......................        7,273      0.1          13,844      0.1        21,926       0.2
                                                         ----------------------------------------------------------------------
TOTAL EXPENSES.........................................    2,279,688     21.8       2,095,237     19.7     1,904,342      20.3
                                                         ----------------------------------------------------------------------
Earnings from continuing operations before
   income taxes and Inter-Group Interest
   in the CarMax Group.................................      185,875      1.8         526,955      5.0       379,630       4.1
Provision for income taxes [NOTES 1 AND 5].............       70,637      0.7         200,243      1.9       144,646       1.6
                                                         ----------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
   INTER-GROUP INTEREST IN THE CARMAX GROUP............      115,238      1.1         326,712      3.1       234,984       2.5
Net earnings (loss) related to Inter-Group Interest in
   the CarMax Group [NOTES 1 AND 2]....................       34,009      0.3             862      0.0       (18,057)     (0.2)
                                                         ----------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS....................      149,247      1.4         327,574      3.1       216,927       2.3
                                                         ----------------------------------------------------------------------
Discontinued operations [NOTE 13]:
   Loss from discontinued operations of Divx,
      less income tax benefit..........................            -       --         (16,215)    (0.1)      (68,546)     (0.7)
   Loss on disposal of Divx, less income tax benefit...            -       --        (114,025)    (1.1)           --        --
                                                         ----------------------------------------------------------------------
Loss from discontinued operations......................            -       --        (130,240)    (1.2)      (68,546)     (0.7)
                                                         ----------------------------------------------------------------------
NET EARNINGS...........................................  $   149,247      1.4     $   197,334      1.9    $  148,381       1.6
                                                         ----------------------------------------------------------------------

See accompanying notes to Group financial statements.

Circuit City Group Balance Sheets

                                                                                         At February 28 or 29
(Amounts in thousands)                                                                 2001                  2000
-------------------------------------------------------------------------------------------------------------------
ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents....................................................   $  437,329            $  633,952
   Net accounts receivable [NOTE 10]............................................      451,099               464,023
   Merchandise inventory........................................................    1,410,527             1,405,617
   Prepaid expenses and other current assets....................................       55,317                13,353
                                                                                   --------------------------------
   TOTAL CURRENT ASSETS.........................................................    2,354,272             2,516,945
   Property and equipment, net [NOTES 3 AND 4]..................................      796,789               753,325
   Inter-Group Interest in the CarMax Group [NOTE 2]............................      292,179               257,535
   Other assets.................................................................        9,319                 9,583
                                                                                   --------------------------------
   TOTAL ASSETS.................................................................   $3,452,559            $3,537,388
                                                                                   --------------------------------

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTES 4 AND 8].......................   $   24,237            $   85,735
   Accounts payable.............................................................      820,077               884,172
   Short-term debt [NOTE 4].....................................................          213                 1,453
   Accrued expenses and other current liabilities...............................      146,818               184,705
   Deferred income taxes [NOTE 5]...............................................       74,317                53,971
                                                                                   --------------------------------
   TOTAL CURRENT LIABILITIES....................................................    1,065,662             1,210,036
   Long-term debt, excluding current installments [NOTES 4 AND 8]...............       33,080               127,984
   Deferred revenue and other liabilities.......................................       85,329               122,771
   Deferred income taxes [NOTE 5]...............................................       11,329                21,877
                                                                                   --------------------------------
   TOTAL LIABILITIES............................................................    1,195,400             1,482,668
   GROUP EQUITY.................................................................    2,257,159             2,054,720
                                                                                   --------------------------------
   Commitments and contingent liabilities [NOTES 1, 7, 8, 10, 11, 12, AND 13]
   TOTAL LIABILITIES AND GROUP EQUITY...........................................   $3,452,559            $3,537,388
                                                                                   --------------------------------

See accompanying notes to Group financial statements.

Circuit City Group Statements of Cash Flows

                                                                                     Years Ended February 28 or 29
(Amounts in thousands)                                                      2001                  2000                1999
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings........................................................  $ 149,247             $ 197,334           $ 148,381
   Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
      Loss from discontinued operations [NOTE 13]......................          -                16,215              68,546
      Loss on disposal of discontinued operations [NOTE 13]............          -               114,025                  --
      Net (earnings) loss related to Inter-Group Interest in
         the CarMax Group..............................................    (34,009)                 (862)             18,057
      Depreciation and amortization....................................    126,297               132,923             119,724
      Loss (gain) on sales of property and equipment...................      4,259                  (418)              3,087
      Provision for deferred income taxes..............................     11,007                41,828               5,951
      Decrease in deferred revenue and other liabilities...............    (17,442)              (17,799)            (32,771)
      Decrease in net accounts receivable..............................     12,950                12,967              60,138
      Increase in merchandise inventory................................     (4,910)             (144,598)            (16,107)
      (Increase) decrease in prepaid expenses and other current assets.    (41,964)               83,540               5,543
      Decrease (increase) in other assets..............................        588                (1,015)                202
      (Decrease) increase in accounts payable, accrued expenses
         and other current liabilities.................................    (68,074)              216,043              18,609
                                                                         ----------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES
      OF CONTINUING OPERATIONS.........................................    137,949               650,183             399,360
                                                                         ----------------------------------------------------

INVESTING ACTIVITIES:
   Purchases of property and equipment.................................   (274,722)             (176,873)           (214,085)
   Proceeds from sales of property and equipment.......................    100,189                74,811             134,315
                                                                         ----------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES
      OF CONTINUING OPERATIONS.........................................   (174,533)             (102,062)            (79,770)
                                                                         ----------------------------------------------------

FINANCING ACTIVITIES:
   Decrease in allocated short-term debt, net..........................     (1,240)               (1,958)             (2,180)
   Decrease in allocated long-term debt, net...........................   (156,402)              (74,603)           (109,885)
   Equity issuances, net...............................................     38,123                18,591              34,301
   Dividends paid......................................................    (14,346)              (14,207)            (13,981)
                                                                         ----------------------------------------------------
   NET CASH USED IN FINANCING ACTIVITIES
      OF CONTINUING OPERATIONS.........................................   (133,865)              (72,177)            (91,745)
                                                                         ----------------------------------------------------
CASH USED IN DISCONTINUED OPERATIONS [NOTE 13].........................    (26,174)              (90,193)            (69,844)
                                                                         ----------------------------------------------------
(Decrease) increase in cash and cash equivalents.......................   (196,623)              385,751             158,001
Cash and cash equivalents at beginning of year.........................    633,952               248,201              90,200
                                                                         ----------------------------------------------------
Cash and cash equivalents at end of year...............................  $ 437,329             $ 633,952           $ 248,201
                                                                         ----------------------------------------------------

See accompanying notes to Group financial statements.

Circuit City Group Statements of Group Equity

(Amounts in thousands)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1998............................................................................................   $1,648,332
   Net earnings.....................................................................................................      148,381
   Equity issuances, net............................................................................................       42,165
   Cash dividends...................................................................................................      (13,981)
   Inter-Group Interest adjustment [NOTE 2].........................................................................          576
                                                                                                                      -----------
BALANCE AT FEBRUARY 28, 1999........................................................................................    1,825,473
   Net earnings.....................................................................................................      197,334
   Equity issuances, net............................................................................................       50,205
   Cash dividends...................................................................................................      (14,207)
   Inter-Group Interest adjustment [NOTE 2].........................................................................       (4,085)
                                                                                                                      -----------
BALANCE AT FEBRUARY 29, 2000........................................................................................    2,054,720
   Net earnings.....................................................................................................      149,247
   Equity issuances, net............................................................................................       66,903
   Cash dividends...................................................................................................      (14,346)
   Inter-Group Interest adjustment [NOTE 2].........................................................................          635
                                                                                                                      -----------
BALANCE AT FEBRUARY 28, 2001........................................................................................   $2,257,159
                                                                                                                      -----------

See accompanying notes to Group financial statements.

Notes to Circuit City Group Financial Statements


1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video Express, which has been discontinued (see Note 13). The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax Group's operations. The Inter-Group Interest is not considered outstanding CarMax Group Common Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 74.6 percent interest in the CarMax Group at February 28, 2001, a 74.7 percent interest at February 29, 2000, and a 76.6 percent interest at February 28, 1999. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the SEC.
     Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group, and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Circuit City Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements, the CarMax Group financial statements and the Company's SEC filings.
     The Circuit City Group's financial statements reflect the application of the management and allocation policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:
     (A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the Circuit City Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the Circuit City Group and (ii) a portion of the Company's cash equivalents, if any, that are allocated between the Groups. Allocated debt of the Circuit City Group consists of (i) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.
     (B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the Circuit City Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group.
     (C) INCOME TAXES: The Circuit City Group is included in the consolidated federal income tax return and certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (A) CASH AND CASH EQUIVALENTS: Cash equivalents of $408,778,000 at February 28, 2001, and $581,736,000 at February 29, 2000, consist of highly liquid debt securities with original maturities of three months or less.
     (B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are measured based on the fair value at the date of transfer. The Company determines fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates appropriate for the type of asset and risk. Retained interests are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings.
     (C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the Circuit City Group. The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes,
                                       58

approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.
     (D) MERCHANDISE INVENTORY: Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.
     (E) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.
     Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.
     (F) COMPUTER SOFTWARE COSTS: The Company accounts for computer software costs in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.
     (G) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.
     (H) INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.
     (I) REVENUE RECOGNITION: The Circuit City Group recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer.
     (J) DEFERRED REVENUE: The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) between 12 and 60 months. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale because the third parties are the primary obligors under these contracts. Inasmuch as Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.
     (K) INTER-GROUP INTEREST: The Circuit City Group held a 74.6 percent Inter-Group Interest in the CarMax Group at February 28, 2001, a 74.7 percent Inter-Group Interest at February 29, 2000, and a 76.6 percent Inter-Group Interest at February 28, 1999. For purposes of the Circuit City Group financial statements, the Circuit City Group accounts for the Inter-Group Interest in a manner similar to the equity method of accounting. Accordingly, the Circuit City Group's Inter-Group Interest in the Company's equity value that is attributed to the CarMax Group is reflected as "Inter-Group Interest in the CarMax Group" on the Circuit City Group balance sheets. Similarly, the net earnings (loss) of the CarMax Group attributed to the Circuit City Group's Inter-Group Interest are reflected as "Net earnings (loss) related to Inter-Group Interest in the CarMax Group" on the Circuit City Group statements of earnings. All amounts corresponding to the Circuit City Group's Inter-Group Interest in the CarMax Group in these Group financial statements represent the Circuit City Group's proportional interest in the businesses, assets and liabilities and income and expenses of the CarMax Group.
     The carrying value of the Circuit City Group's Inter-Group Interest in the CarMax Group has been adjusted proportionally for the net earnings (loss) of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Group Common Stock, an amount that is proportionate to the aggregate amount paid in respect to shares of CarMax Group Common Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its Inter-Group Interest and would reduce the related book value.
     (L) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.
     (M) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.
     (N) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."
     (O) RISKS AND UNCERTAINTIES: The Circuit City Group is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the Circuit City Group's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Circuit City Group's operating results.

     Because of the Inter-Group Interest, the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group. The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Circuit City Group.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     (P) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2001.

3. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

(Amounts in thousands)                       2001       2000
-------------------------------------------------------------
Land and buildings (20 to 25 years).... $   76,660 $   98,537
Land held for sale.....................      2,759         --
Construction in progress...............     44,335     51,378
Furniture, fixtures and equipment
   (3 to 8 years)......................    809,501    690,512
Leasehold improvements
   (10 to 15 years)....................    598,586    566,103
Capital leases, primarily buildings
   (20 years)..........................     12,471     12,471
                                        ---------------------
                                         1,544,312  1,419,001
Less accumulated depreciation and
   amortization........................    747,523    665,676
                                        ---------------------
Property and equipment, net............ $  796,789 $  753,325
                                        ---------------------

4. DEBT
Long-term debt of the Company at February 28 or 29 is summarized as follows:

(Amounts in thousands)                            2001       2000
------------------------------------------------------------------
Term loans...................................  $230,000   $405,000
Industrial Development Revenue Bonds due
   through 2006 at various prime-based rates
   of interest ranging from 5.5% to 6.7%.....     4,400      5,419
Obligations under capital leases [NOTE 8]        12,049     12,416
Note payable.................................     2,076      3,750
                                               -------------------
Total long-term debt.........................   248,525    426,585
Less current installments....................   132,388    177,344
                                               -------------------
Long-term debt, excluding current
   installments..............................   116,137    249,241
                                               -------------------
Portion of long-term debt allocated
   to the Circuit City Group.................  $ 57,317   $213,719
                                               -------------------

     In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2001, the interest rate on the term loan was 5.97 percent.
     In May 1995, the Company entered into a five-year, $175,000,000 unsecured bank term loan. As scheduled, the Company used existing working capital to repay this term loan in May 2000.
     In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 2001, the interest rate on the term loan was 5.73 percent. This term loan is due in June 2001 and was classified as a current liability at February 28, 2001. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.
     The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2001, or February 29, 2000.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $6,243,000 at February 28, 2001, and $8,404,000 at February 29, 2000.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2001, and February 29, 2000.

     Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                             Years Ended
                                          February 28 or 29
(Amounts in thousands)                      2001      2000
------------------------------------------------------------
Average short-term debt outstanding....  $ 56,065   $ 44,692
Maximum short-term debt outstanding....  $365,275   $411,791
Aggregate committed lines of credit....  $360,000   $370,000

     The weighted average  interest rate on the outstanding  short-term debt was
6.8 percent during fiscal 2001, 5.6 percent during fiscal 2000 and 5.1 percent during fiscal 1999.
     Interest expense allocated by the Company to the Circuit City Group, excluding interest capitalized, was $7,273,000 in fiscal 2001, $13,844,000 in fiscal 2000 and $21,926,000 in fiscal 1999. The Circuit City Group capitalizes interest in connection with the construction of certain facilities and the development or purchase of software for internal use. Interest capitalized amounted to $2,121,000 in fiscal 2001, $2,166,000 in fiscal 2000 and $2,749,000 in fiscal 1999.

5. INCOME TAXES
The components of the provision for income taxes on earnings from continuing operations before the Inter-Group Interest in the CarMax Group are as follows:

                                Years Ended February 28 or 29
(Amounts in thousands)            2001       2000      1999
-------------------------------------------------------------
Current:
   Federal...................   $52,846   $141,514  $123,001
   State.....................     7,993     16,901    15,694
                                -----------------------------
                                 60,839    158,415   138,695
                                -----------------------------
Deferred:
   Federal...................     9,505     40,572     5,773
   State.....................       293      1,256       178
                                -----------------------------
                                  9,798     41,828     5,951
                                -----------------------------
Provision for income taxes...   $70,637   $200,243  $144,646
                                -----------------------------

     The effective income tax rate differed from the federal statutory income tax rate as follows:

                                  Years Ended February 28 or 29
                                      2001     2000      1999
---------------------------------------------------------------
Federal statutory income tax rate..   35.0%    35.0%     35.0%
State and local income taxes,
   net of federal benefit..........    3.0%     3.0%      3.1%
                                      -------------------------
Effective income tax rate..........   38.0%    38.0%     38.1%
                                      -------------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 or 29 are as follows:

(Amounts in thousands)                           2001      2000
----------------------------------------------------------------
Deferred tax assets:
   Inventory................................ $      --  $  7,264
   Accrued expenses.........................    42,953    27,974
   Other....................................     7,311     7,167
                                             -------------------
      Total gross deferred tax assets.......    50,264    42,405
                                             -------------------
Deferred tax liabilities:
   Depreciation and amortization............    42,488    44,854
   Deferred revenue.........................    32,825    29,656
   Securitized receivables..................    36,257    14,069
   Inventory................................     9,927        --
   Prepaid expenses.........................    10,788    23,023
   Other....................................     3,625     6,651
                                             -------------------
      Total gross deferred tax liabilities..  135,910    118,253
                                             -------------------
Net deferred tax liability.................. $ 85,646   $ 75,848
                                             -------------------

     Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6. ASSOCIATE BENEFIT AND STOCK INCENTIVE PLANS
     (A) 401(k) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's expense for this plan for Circuit City Group associates was $3,996,000 in fiscal 2001 and $2,158,000 in fiscal 2000.
     (B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle shareholders to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series F, which are related to similar rights held by CarMax Group shareholders.
     (C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.
     (D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,483,358 shares of Circuit City Group Common Stock were granted to eligible employees in fiscal 2001. Approximately 1,047,000 of those shares were granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 of those shares vest two-and-one-half years from the date of grant and approximately 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2001, a total of $11,211,200 was charged to operations ($11,648,700 in fiscal 2000 and $8,741,100 in fiscal 1999). As of February 28,
2001, 2,364,051 restricted shares of Circuit City Group Common Stock were outstanding.
     (E) EMPLOYEE STOCK PURCHASE PLANS: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Group Plan, eligible employees may purchase shares of Circuit City Group Common Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 2001, a total of 2,501,731 shares remained available under the Circuit City Group Plan. During fiscal 2001, 862,315 shares were issued to or purchased on the open market for employees (501,984 shares in fiscal 2000 and 858,710 shares in fiscal 1999). The average price per share purchased under the Plan was $29.93 in fiscal 2001, $41.70 in fiscal 2000 and $21.69 in fiscal 1999. The Company match or purchase price discount for the Circuit City Group totaled $2,519,500 in fiscal 2001, $2,682,300 in fiscal 2000 and $2,716,400 in fiscal
1999.
     (F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of one to 10 years from the date of grant.
     A summary of the status of the Circuit City Group's stock options and changes during the years ended February 28, 2001, February 29, 2000, and February 28, 1999, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2001.

TABLE 1                                         2001                          2000                           1999
--------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average                Weighted Average              Weighted Average
(Shares in thousands)                    Shares    Exercise Price       Shares     Exercise Price      Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year.......   7,380        $25.07           8,894         $18.25           9,988         $16.00
Granted................................   4,280         34.80           1,564          40.75           1,080          21.17
Exercised..............................  (1,526)        23.64          (2,864)         12.65          (2,008)          8.77
Cancelled..............................  (1,414)        34.25            (214)         22.06            (166)         16.80
                                         ------                         -----                          -----
Outstanding at end of year.............   8,720        $28.60           7,380         $25.07           8,894         $18.25
                                         ------                         -----                          -----
Options exercisable at end of year.....   3,158        $21.86           1,258         $13.89           2,966         $12.02
                                         ------                         -----                          -----

TABLE 2                                           Options Outstanding                             Options Exercisable
--------------------------------------------------------------------------------------------------------------------------------
                                                    Weighted Average
(Shares in thousands)                    Number         Remaining      Weighted Average        Number      Weighted Average
Range of Exercise Prices               Outstanding  Contractual Life    Exercise Price       Exercisable    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
$ 9.09 to 14.75........................    1,344          3.8              $14.10                879            $13.93
  15.18 to 18.00.......................    1,067          3.0               17.24                876             17.23
  18.43 to 25.28.......................      864          4.1               21.11                212             20.78
  29.50................................    1,000          1.1               29.50              1,000             29.50
  34.84 to 35.21.......................    3,038          7.2               35.21                 --                --
  35.22 to 47.53.......................    1,407          5.4               40.72                191             40.81
                                           -----                                               -----
Total..................................    8,720          4.9              $28.60              3,158            $21.86
                                           -----                                               -----

     The   Circuit   City  Group   applies   APB  Opinion  No.  25  and  related
interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings attributed to the Circuit City Group would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net earnings for future years.

                               Years Ended February 28 or 29
(Amounts in thousands)           2001       2000      1999
------------------------------------------------------------
Earnings from continuing
   operations:
   As reported..............   $149,247   $327,574  $216,927
   Pro forma................    136,957    319,337   211,025
Net earnings:
   As reported..............   $149,247   $197,334  $148,381
   Pro forma................    136,957    189,097   142,479

     For the purpose of computing the pro forma amounts, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                 2001       2000       1999
-----------------------------------------------------------
Expected dividend yield........  0.2%       0.2%       0.4%
Expected stock volatility......   49%        38%        33%
Risk-free interest rates.......    6%         6%         6%
Expected lives (in years)......    5          5          5

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $17 in fiscal 2001, $17 in fiscal 2000 and $8 in fiscal 1999.

7. PENSION PLANS
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2001, and February 29, 2000. Eligible employees of the Circuit City Group participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation.

     The following tables set forth the Circuit City Group's share of the Pension Plan's financial status and amounts recognized in the balance sheets as of February 28 or 29:

(Amounts in thousands)                          2001       2000
-----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year....   $109,337   $110,001
Service cost...............................     12,617     13,428
Interest cost..............................      8,690      7,384
Actuarial loss (gain)......................     20,262    (17,325)
Benefits paid..............................     (2,994)    (4,151)
                                              -------------------
Benefit obligation at end of year..........   $147,912   $109,337
                                              -------------------
Change in plan assets:
Fair value of plan assets at beginning
    of year................................   $129,638   $ 94,125
Actual return on plan assets...............    (10,396)    28,166
Employer contributions.....................     14,103     11,498
Benefits paid..............................     (2,994)    (4,151)
                                              -------------------
Fair value of plan assets at end of year...   $130,351   $129,638
                                              -------------------
Reconciliation of funded status:
Funded status..............................   $(17,561)  $ 20,301
Unrecognized actuarial loss (gain).........     13,922    (27,924)
Unrecognized transition asset..............       (199)      (398)
Unrecognized prior service benefit.........       (281)      (421)
                                              -------------------
Net amount recognized......................   $ (4,119)  $ (8,442)
                                              -------------------

     The components of net pension expense are as follows:

                                     Years Ended February 28 or 29
(Amounts in thousands)                  2001      2000      1999
------------------------------------------------------------------
Service cost........................  $12,617   $13,428   $10,479
Interest cost.......................    8,690     7,384     6,135
Expected return on plan assets......  (10,914)   (8,919)   (7,675)
Amortization of prior service cost..     (140)     (132)     (104)
Amortization of transitional asset..     (199)     (199)     (199)
Recognized actuarial (gain) loss....     (274)       10         -
                                      ----------------------------
Net pension expense.................  $ 9,780   $11,572   $ 8,636
                                      ----------------------------

     Assumptions used in the accounting for the Pension Plan were:

                                       Years Ended February 28 or 29
                                            2001    2000    1999
--------------------------------------------------------------------
Weighted average discount rate...........   7.5%    8.0%    6.8%
Rate of increase in compensation levels..   6.0%    6.0%    5.0%
Expected rate of return on plan assets...   9.0%    9.0%    9.0%

     The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's Pension Plan. The projected benefit obligation under this plan and allocated to the Circuit City Group was $9.9 million at February 28, 2001, and $6.3 million at February 29, 2000.

8. LEASE COMMITMENTS
The Circuit City Group conducts a substantial portion of its business in leased premises. The Circuit City Group's lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

                               Years Ended February 28 or 29
(Amounts in thousands)           2001       2000       1999
------------------------------------------------------------
Minimum rentals.............  $305,177   $288,037   $273,185
Rentals based on sales
   volume...................     1,229      1,327      1,247
Sublease income.............   (15,242)   (16,425)   (14,857)
                              ------------------------------
Net rental expense..........  $291,164   $272,939   $259,575
                              ------------------------------

     The Circuit City Group computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Circuit
City Group's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Circuit City Group pay taxes, maintenance, insurance and operating expenses applicable to the premises.
     The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 28, 2001, were:

                                           Operating  Operating
(Amounts in thousands)           Capital     Lease     Sublease
Fiscal                           Leases   Commitments   Income
---------------------------------------------------------------
2002..........................  $ 1,725  $  293,829   $(13,350)
2003..........................    1,726     290,899    (12,638)
2004..........................    1,768     288,436    (11,142)
2005..........................    1,798     286,700    (10,193)
2006..........................    1,807     284,673     (9,132)
After 2006....................   12,859   2,828,888    (34,437)
                                -------------------------------
Total minimum lease payments..   21,683  $4,273,425   $(90,892)
                                         ----------------------
Less amounts representing
   interest...................   (9,634)
                                -------
Present value of net
   minimum capital lease
   payments [NOTE 4]..........  $12,049
                                -------

     In fiscal 2001, the Company entered into sale-leaseback transactions with unrelated parties on behalf of the Circuit City Group at an aggregate selling price of $61,526,000 ($24,295,000 in fiscal 2000 and $103,750,000 in fiscal
1999). Neither the Company nor the Circuit City Group has continuing involvement under the sale-leaseback transactions.

9. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $422,874,000 (4.0 percent of net sales and operating revenues) in fiscal 2001, $390,144,000 (3.7 percent of net sales and operating revenues) in fiscal 2000 and $376,316,000 (4.0 percent of net sales and operating revenues) in fiscal 1999.

10. SECURITIZATIONS
On behalf of the Circuit City Group, the Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its finance operation. In these securitizations, the Company retains servicing rights and subordinated interests.
     Private-label credit card receivables are financed through a master trust securitization program. During fiscal year 2001, a $300 million, five-year public securitization related to the private-label card matured and was paid off. The Company entered into a $275 million, three-year public securitization in fiscal 2001. As of February 28, 2001, the master trust securitization program had a capacity of $1.31 billion. The master trust agreement has no recourse provisions.
     Bankcard receivables also are financed through a master trust securitization program. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $188 million of the receivables sold. The Company believes that as of February 28, 2001, no liability existed under the recourse provisions. The bankcard securitization program had a total program capacity of $1.94 billion as of February 28, 2001.
     At February 28, 2001, the total principal amount of loans managed or securitized was $2,799 million. Of the total loans, the principal amount of loans securitized was $2,754 million and the principal amount of loans held for sale was $45 million. The principal amount of loans that were 31 days or more delinquent was $192.3 million at February 28, 2001. The credit losses net of recoveries were $229.9 million for fiscal 2001.
     The Company receives annual servicing compensation approximating 2 percent of the outstanding principal loan balance of the receivables and retains the rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized assets. Accordingly, no servicing asset or liability has been recorded.

     The table below summarizes certain cash flows received from and paid to securitization trusts:

                                                    Year Ended
(Amounts in thousands)                           February 28, 2001
------------------------------------------------------------------
Proceeds from new securitizations.................  $1,092,500
Proceeds from collections reinvested
   in previous credit card securitizations........  $1,730,511
Servicing fees received...........................  $   52,044
Other cash flows received on retained interests*..  $  173,775

* This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

     In determining the fair value of retained interests, the Company estimates future cash flows using management's best estimates of key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $131.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $182.6 million were recorded in fiscal 2001.
     The fair value of retained interests at February 28, 2001, was $246.1 million with a weighted-average life ranging from 0.4 years to 3 years. The table below shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

                                     Impact on      Impact on
                       Assumptions   Fair Value     Fair Value
(Dollar amounts           Used         of 10%         of 20%
in thousands)           (Annual)   Adverse Change  Adverse Change
-----------------------------------------------------------------
Payment rate........   7.1--11.3%     $10,592        $20,107
Default rate........   7.0--14.3%     $21,159        $42,318
Discount rate.......  10.0--15.0%     $ 2,973        $ 5,892

11. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.

12. APPLIANCE EXIT COSTS
On July 25, 2000, the Company announced plans to exit the major appliance category to expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This decision reflected significant sales weakness and increased competition in the major appliance category and management's earnings expectations for these other products. To exit the appliance business, the Company closed six distribution centers and seven service centers in fiscal 2001 and expects to close two distribution centers and one service center by July 31, 2001. The majority of these properties are leased. The Company is in the process of marketing these properties to be subleased. Circuit City maintains control over its in-home major appliance repair business, although repairs are subcontracted to an unrelated third party. In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30 million. Most of these expenses are included in cost of sales, buying and warehousing on the statement of earnings for fiscal 2001. There were no adjustments to the exit costs as of February 28, 2001.
     Approximately 850 employees have been terminated and approximately 100 employees will be terminated as locations close or consolidate. These reductions were mainly in the service, distribution and merchandising functions. Because severance is being paid to employees on a bi-weekly schedule based on years of service, cash payments lag job eliminations. The exit costs also include $17.8 million for lease termination costs and $5.0 million, net of salvage value, for the write-down of fixed assets.

                                             Expenses
                                   Total     Paid or      Liability at
                                    Exit      Assets      February 28,
(Amounts in millions)              Costs    Written Off      2001
----------------------------------------------------------------------
Lease termination costs........    $17.8      $ 1.8         $16.0
Fixed asset write-downs........      5.0        5.0            --
Employee termination benefits..      4.4        2.2           2.2
Other..........................      2.8        2.8            --
                                   -----------------------------------
Appliance exit costs...........    $30.0      $11.8         $18.2
                                   -----------------------------------


13. DISCONTINUED OPERATIONS
     On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but that existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after taxes, on the Circuit City Group statements of earnings for the periods presented. Discontinued operations also have been segregated on the Circuit City Group statements of cash flows for the periods presented. However, Divx is not segregated on the Circuit City Group balance sheets.
     For fiscal 2001, the discontinued Divx operations had no impact on the net earnings of the Circuit City Group. The loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million in fiscal 2000. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.
     The net liabilities of the discontinued Divx operations reflected in the accompanying Group balance sheets as of February 28 or 29 are comprised of the following:

(Amounts in thousands)                           2001       2000
-----------------------------------------------------------------
Current assets..............................  $      8   $    612
Property and equipment, net.................        --        513
Other assets................................       324         --
Current liabilities.........................   (27,522)   (32,650)
Other liabilities...........................   (14,082)   (35,291)
                                              -------------------
Net liabilities of discontinued operations..  $(41,272)  $(66,816)
                                              -------------------

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in              First Quarter       Second Quarter         Third Quarter         Fourth Quarter             Year
 thousands)             2001       2000      2001       2000       2001       2000       2001       2000        2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales
   and operating
   revenues........ $2,449,110 $2,204,919 $2,506,220 $2,422,667 $2,325,576 $2,495,649 $3,177,131 $3,476,171 $10,458,037 $10,599,406
                    ----------------------------------------------------------------------------------------------------------------
Gross profit....... $  597,800 $  540,731 $  582,916 $  604,503 $  510,449 $  618,182 $  774,398 $  858,776 $ 2,465,563 $ 2,622,192
                    ----------------------------------------------------------------------------------------------------------------
Earnings (loss)
   from continuing
   operations
   before Inter-
   Group Interest
   in the
   CarMax Group.... $   46,714 $   39,311 $   43,196 $   71,234 $  (70,055)$   54,714 $   95,383 $  161,453 $   115,238 $   326,712
                    ----------------------------------------------------------------------------------------------------------------
Earnings (loss)
   from continuing
   operations...... $   57,123 $   41,398 $   55,341 $   73,692 $  (64,407)$   52,335 $  101,190 $  160,149 $   149,247 $   327,574
                    ----------------------------------------------------------------------------------------------------------------
Loss from
   discontinued
   operations...... $       -- $ (130,240)$       -- $       -- $       -- $       -- $       -- $       -- $        -- $  (130,240)
                    ----------------------------------------------------------------------------------------------------------------
Net earnings(loss). $   57,123 $  (88,842)$   55,341 $   73,692 $  (64,407)$   52,335 $  101,190 $  160,149 $   149,247 $   197,334
                    ----------------------------------------------------------------------------------------------------------------

Independent Auditors' Report


The Board of Directors and Stockholders of Circuit City Stores, Inc.:

     We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 28, 2001 and February 29, 2000 and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the Circuit City Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the CarMax Group.
     The Circuit City Group has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Accounting principles generally accepted in the United States of America require that the CarMax Group be consolidated with the Circuit City Group.
     In our opinion, except for the effects of not consolidating the Circuit City Group and the CarMax Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/KPMG LLP
Richmond, Virginia
April 2, 2001

Carmax Group  Management's  Discussion and
Analysis of Results of Operations And Financial Condition

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The CarMax Group Common Stock is intended to track the performance of the CarMax stores and related operations. The Circuit City Group Common Stock is intended to track the performance of the Circuit City business and related operations and the Group's retained interest in the CarMax Group. The Circuit City Group's retained interest is not considered outstanding CarMax Group Common Stock.
     Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for the CarMax Group presented below should be read in conjunction with the discussion and analysis for Circuit City Stores, Inc. and for the Circuit City Group and in conjunction with all the Company's SEC filings.
     Reported earnings and losses attributed to the CarMax Group Common Stock exclude the earnings and losses attributed to the Circuit City Group's retained interest, which was 74.6 percent at February 28, 2001, 74.7 percent at February 29, 2000, and 76.6 percent at February 28, 1999.

RESULTS OF OPERATIONS
Sales Growth
Total sales for the CarMax Group increased 24 percent in fiscal 2001 to $2.50 billion. In fiscal 2000, total sales increased 37 percent to $2.01 billion from $1.47 billion in fiscal 1999. The fiscal 2001 total sales increase reflects a 17 percent increase in the comparable store sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001.

PERCENTAGE SALES CHANGE FROM PRIOR YEAR
Fiscal                                      Total Comparable
------------------------------------------------------------
2001.......................................  24%      17%
2000.......................................  37%       2%
1999.......................................  68%      (2)%
1998.......................................  71%       6%
1997.......................................  85%      23%

PERCENT VEHICLE SALES BY CATEGORY
Fiscal                2001    2000     1999     1998    1997
------------------------------------------------------------
Vehicle Dollars:
   Used Vehicles....  81%     79%      90%      89%      88%
   New Vehicles.....  19%     21%      10%      11%      12%
Vehicle Units:
   Used Vehicles....  87%     86%      94%      93%      92%
   New Vehicles....   13%     14%       6%       7%       8%

     We believe CarMax's fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased awareness and use of the CarMax Web site and the exit of CarMax's primary used-car superstore competitor late in fiscal 2000. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax's used-car comparable store sales growth remained strong through the fiscal 2001 anniversary of this competitor's exit from the used-car superstore business. We also believe that the continuation of CarMax's robust used-car sales growth during the second half of the fiscal year indicates that the CarMax used-car concept offers strong consumer value and can generate steady sales growth in an economic downturn.
     Geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises were the primary contributors to CarMax's total sales growth from fiscal 1999 through the first half of fiscal 2000. Throughout this period, weak used-car sales more than offset CarMax's strong comparable store sales growth in new cars. Late in fiscal 1999, CarMax adopted a hub and satellite operating strategy in existing multi-store markets. Under the hub and satellite operating model, a satellite store delivers the same consumer offer as a hub store, but uses the reconditioning, purchasing and business office operations of a nearby hub store. The prototype satellites require one-half to one-third the acreage of a standard "A" store. In fiscal 1999, we converted five CarMax superstores in multi-store markets to satellite operations and opened two prototype satellite stores. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one franchise next to a used-car superstore.
     In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets. The sales pace improved at CarMax's used-car superstores, including those stores with integrated new-car franchises, and the Group generated comparable store sales growth for the last two quarters and for the fiscal year. That success continued in fiscal 2001 with strong comparable store sales throughout the year and used-car sales that exceeded expectations in all four quarters. During the year, CarMax added two new-car franchises, integrating them with existing used-car superstores.
     Although the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations in fiscal 2001, we have been disappointed by the performance of the stand-alone new-car stores. Operations at these stores have improved significantly versus their levels prior to acquisition; however, they remain below our expectations.

RETAIL UNITS*
                                 Retail Units at Year-End
Fiscal                        2001   2000   1999   1998  1997
-------------------------------------------------------------
"C" and "B" Stores...........  14     14     13      8    2
"A" Stores...................  17     17     16     10    5
Prototype Satellite Stores...   4      4      2     --   --
Stand-Alone New-Car Stores...   5      5     --     --   --
                               ------------------------------
Total........................  40     40     31     18    7
                               ------------------------------

* CarMax opened two prototype satellite stores in late fiscal 1999 and two prototype satellite stores in late fiscal 2000. In addition to the four prototype satellite stores in operation, six "A," "B" or "C" stores have been converted to satellite operations. "C" stores represent the largest format.

NEW-CAR FRANCHISES
                              New-Car Franchises at Year-End
Fiscal                        2001   2000   1999   1998  1997
-------------------------------------------------------------
Integrated/Co-Located
    New-Car Franchises.......  17     15     16     2     1
Stand-Alone
   New-Car Franchises........   5      5     --    --    --
                               ------------------------------
Total New-Car Franchises.....  22     20     16     2     1
                               ------------------------------

     In most states, the Group sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under this third-party warranty program, we have no contractual liability to the customer. In states where third-party warranty sales were not permitted, the Group has sold its own extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 4.0 percent of total sales of the CarMax business in fiscal 2001, 3.7 percent in fiscal 2000 and 4.3 percent in fiscal 1999. The fiscal 2001 increase reflects the increase in used-car sales as a percentage of the overall mix, enhanced manufacturers' programs on new cars and improved warranty penetration. Used cars achieve a higher warranty penetration rate than new cars. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. Total extended warranty revenue, which is reported in total sales, was 1.8 percent of total sales in fiscal 2001, 1.6 percent in fiscal 2000 and 2.0 percent in fiscal 1999. Third-party extended warranty revenue was 1.8 percent of total sales in fiscal 2001, 1.6 percent in fiscal 2000 and 1.9 percent in fiscal 1999.
     IMPACT OF INFLATION. Inflation has not been a significant contributor to results. For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability of that business.

Cost of Sales
The gross profit margin was 13.2 percent in fiscal 2001, 11.9 percent in fiscal 2000 and 11.7 percent in fiscal 1999. At the end of fiscal 1998, CarMax instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronics accessory sales. CarMax's gross profit margins have improved significantly since that time. In fiscal 2001, the increase in used-car sales as a percent of the total sales mix and continued strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car segment, contributed to a higher gross margin. Significant increases in unit sales of new cars as a percentage of total unit sales limited the gross margin improvement in fiscal 2000.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 9.8 percent of sales in fiscal 2001, 11.3 percent of sales in fiscal 2000 and 13.9 percent of sales in fiscal 1999. The fiscal 2001 selling, general and administrative expense ratio continued the improvement experienced in fiscal 2000 and reflects the leverage achieved from strong total and comparable store sales growth; more efficient advertising expenditures; overall improvements in store productivity, including those achieved through the hub and satellite operating strategy we adopted in multi-store markets; and a favorable contribution from the finance operation. The fiscal 2001 improvements were partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4 percent of sales. The fiscal 2000 improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1 percent of sales. The higher ratio in fiscal 1999 reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets. Profits generated by CarMax's finance operation and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

Interest Expense
Interest expense was relatively unchanged as a percent of sales across the three-year period, at 0.5 percent of sales in fiscal 2001 and fiscal 2000 and
0.4 percent of sales in fiscal 1999. Interest expense was incurred primarily on allocated debt to fund new store growth, franchise acquisitions and working capital, including inventory.

Earnings (Loss) Before Income Taxes
Earnings before income taxes were $73.5 million in fiscal 2001, significantly exceeding our original expectations. Fiscal 2000 earnings before income taxes were $1.8 million. In the fourth quarter of fiscal 2001, CarMax recorded a pretax charge of $8.7 million relating to the write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these charges, earnings before income taxes were $82.2 million. In the fourth quarter of fiscal 2000, CarMax recorded a pretax charge of $4.8 million relating to lease termination costs on undeveloped property and the write-down of assets associated with excess property for sale. Excluding these charges, earnings before income taxes were $6.6 million. For fiscal 1999, CarMax recorded a pretax loss of $38.5 million.

Income Taxes
The Group's effective income tax rate was 38.0 percent in fiscal 2001 and fiscal 2000, compared with 39.0 percent in fiscal 1999. In fiscal 1999, the CarMax Group generated a loss and therefore recorded related income tax benefits.

Net Earnings (Loss)
Net earnings were $45.6 million in fiscal 2001, compared with net earnings of $1.1 million in fiscal 2000 and a net loss of $23.5 million in fiscal 1999. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.
     Net earnings attributed to the CarMax Group Common Stock were $11.6 million in fiscal 2001, compared with $256,000 in fiscal 2000 and a net loss of $5.5 million in fiscal 1999.

Operations Outlook
We believe that the higher-than-expected sales and earnings growth produced in fiscal 2001 indicates that the CarMax business has developed a store concept that can generate sustained profits. We believe that we have in place the infrastructure that will enable CarMax to maintain its improved level of execution, generate additional comparable store sales growth and resume geographic expansion.
     In single-store markets, our most mature CarMax stores have captured market shares of 8 percent to 10 percent. We have identified approximately 35 additional markets that could support an "A" store, the standard CarMax store size going forward. We expect to enter two of these markets, Sacramento, Calif., and Greensboro, N.C., in late fiscal 2002. We also believe that we can add another 10 satellite CarMax stores in our existing multi-store markets. Assuming the CarMax used-car business continues to meet our expectations, we plan to open, in fiscal 2003, four to six stores, including openings in single-store markets and satellite stores in existing multi-store markets, and, in fiscal 2004 through fiscal 2006, six to eight stores per year, again focusing near-term growth on single-store markets or satellites.
     Based on the performance of the existing used-car superstores, we believe that a standard "A" store in a single-store market will at maturity produce sales in the $50 million to $100 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0 percent to 9.5 percent. We believe a satellite store at maturity will produce sales in the $36 million to $72 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0 percent to 9.3 percent. In both cases, maturity is assumed to be the fifth year of operation. If we meet our store opening and sales per store objectives, we believe that CarMax can produce annual sales volumes of $5 billion within five years. Non-store overhead, which includes all field operating expenses outside the store as well as corporate overhead, was 2.3 percent of sales in fiscal 2001, and we estimate it will decline to approximately 1.7 percent of sales when annual volumes reach $5 billion.
     Given the strong fiscal 2001 performance, we are highly optimistic about our growth plan for CarMax. Nevertheless, we will proceed cautiously as we seek to ensure that all sales growth is profitable sales growth and that we are delivering an attractive return on investment.

RECENT ACCOUNTING PRONOUNCEMENTS
Refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Circuit City Stores, Inc. for a review of recent accounting pronouncements.

FINANCIAL CONDITION
In fiscal 2001, net cash provided by CarMax operating activities was $17.8 million. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, offset by an increase in inventory. Net cash used in operating activities was $24.0 million in fiscal 2000 and $80.3 million in fiscal 1999. For the three-year period, cash primarily was used to purchase inventory related to comparable store sales growth, store openings and additional new-car franchises. In fiscal 1999, cash also was used to fund net losses.
     Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the CarMax Group consists of
(1) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (2) a portion of the Company's debt that is allocated between the Circuit City Group and the CarMax Group. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.
     During fiscal 2001, a term loan totaling $175 million was repaid using the Company's existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although we have the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of CarMax Group allocated debt.
     The CarMax Group's capital expenditures were $10.8 million in fiscal 2001, $45.4 million in fiscal 2000 and $138.3 million in fiscal 1999. In fiscal 2001, CarMax's capital expenditures primarily were related to equipment purchases.
CarMax's  capital  expenditures  through  fiscal 2000  primarily were related to store expansion. Capital expenditures for the CarMax Group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. In fiscal 2002, CarMax anticipates capital expenditures of approximately $80 million, primarily related to new store construction. Fixed asset sales, sale-leasebacks and landlord reimbursements transactions totaled $15.5 million in fiscal 2001, $25.3 million in fiscal 2000 and $139.3 million in fiscal 1999.
     During fiscal 2001, CarMax acquired one new-car franchise for a total of $1.3 million. In fiscal 2000, CarMax acquired five new-car franchises for a total of $34.8 million. These acquisitions were financed through available cash resources, including allocated debt. Costs in excess of the acquired net tangible assets, which were primarily inventory, were recorded as goodwill and covenants not to compete.

     The Company has an asset securitization program operated through a special purpose subsidiary on behalf of CarMax. At the end of fiscal 2001, that program allowed the transfer of up to $450 million in automobile loan receivables. In October 1999, the Company formed an owner trust securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 28, 2001, the program had a capacity of $329 million. In January 2001, the Company formed an additional owner trust securitization facility that allowed for a $655 million securitization of automobile loan receivables in the public market. The program had a capacity of $655 million at the end of fiscal 2001. Securitized receivables under all CarMax programs totaled $1.28 billion at the end of fiscal 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that these securitization programs can be expanded to accommodate future receivables growth.
     CarMax expects to open two used-car superstores late in fiscal 2002 and assuming the business continues to meet our expectations, as many as 30 stores over the following four years. The initial cash investment per store is expected to be in the range of $22 million to $30 million for an "A" store and $11 million to $18 million for a satellite store. The initial investment includes the land and building; furniture, fixtures and equipment; inventory; and CarMax's seller's interest in the automobile loan receivables of the Group's finance operation. These investments are expected primarily to be funded through sale-leasebacks, securitization of receivables or floor plan financing for inventory. If CarMax takes full advantage of building and land sale-leaseback and inventory financing, the net cash investment per store is expected to be $4 million to $6 million for an "A" store and $2 million to $3 million for a satellite store.
     We believe that the proceeds from sales of property and equipment and receivables, future increases in the Company's debt allocated to the CarMax Group, Inter-Group loans, floor plan financing and cash generated by operations will be sufficient to fund the capital expenditures and operations of the CarMax business.

MARKET RISK
The Company manages the automobile installment loan portfolio of the CarMax finance operation. A portion of this portfolio is securitized and, therefore, is not presented on the Group's balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that the Company has managed with matched funding and interest rate swaps. Total principal outstanding for fixed-rate automobile loans at February 28, 2001, and February 29, 2000, was as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Fixed APR................................   $1,296      $932
                                            ----------------

     Financing for these receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure is hedged through the use of interest rate swaps matched to projected payoffs. Receivables held by the Company for sale are financed with working capital. Financings at February 28, 2001, and February 29, 2000, were as follows:

(Amounts in millions)                         2001      2000
------------------------------------------------------------
Fixed-rate securitizations...............   $  984      $559
Floating-rate securitizations
   synthetically altered to fixed........      299       327
Floating-rate securitizations............        1         1
Held by the Company:
   For investment*.......................        9        22
   For sale..............................        3        23
                                            ----------------
Total....................................   $1,296      $932
                                            ----------------

* Held by a bankruptcy remote special purpose company.

     The Company has analyzed its interest rate exposure and has concluded that it did not represent a material market risk at February 28, 2001, or February 29, 2000. The Company has a program in place to manage interest rate exposure relating to its installment loan portfolio and expects to experience relatively little impact as interest rates fluctuate.

FORWARD-LOOKING STATEMENTS
Company statements that are not historical facts, including statements about management's expectations for fiscal year 2002 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of possible risks and uncertainties.

                                       71

CarMax Group Statements of Operations

                                                                             Years Ended February 28 or 29
(Amounts in thousands)                                   2001        %          2000         %          1999         %
------------------------------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES.................   $2,500,991     100.0     $2,014,984    100.0     $1,466,298    100.0
Cost of sales....................................    2,171,232      86.8      1,774,619     88.1      1,294,032     88.3
                                                    --------------------------------------------------------------------
GROSS PROFIT.....................................      329,759      13.2        240,365     11.9        172,266     11.7
                                                    --------------------------------------------------------------------
Selling, general and administrative
   expenses [NOTES 1 and 10].....................      244,167       9.8        228,200     11.3        204,422     13.9
Interest expense [NOTES 1 AND 5].................       12,110       0.5         10,362      0.5          6,393      0.4
                                                    --------------------------------------------------------------------
TOTAL EXPENSES...................................      256,277      10.3        238,562     11.8        210,815     14.3
                                                    --------------------------------------------------------------------
Earnings (loss) before income taxes..............       73,482       2.9          1,803      0.1        (38,549)    (2.6)
Income tax provision (benefit) [NOTES 1 AND 6]...       27,918       1.1            685      0.0        (15,035)    (1.0)
                                                    --------------------------------------------------------------------
NET EARNINGS (LOSS)..............................   $   45,564       1.8     $    1,118      0.1     $  (23,514)    (1.6)
                                                    --------------------------------------------------------------------
Net earnings (loss) attributed to [NOTE 1]:
   Circuit City Group Common Stock...............   $   34,009               $      862              $  (18,057)
   CarMax Group Common Stock.....................       11,555                      256                  (5,457)
                                                    ----------               ----------              -----------
                                                    $   45,564               $    1,118              $  (23,514)
                                                    ----------               ----------              -----------

See accompanying notes to Group financial statements.

                                       72

CarMax Group Balance Sheets

                                                                                      At February 28 or 29
(Amounts in thousands)                                                            2001                   2000
---------------------------------------------------------------------------------------------------------------
ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents................................................   $  8,802                $  9,981
   Net accounts receivable [NOTE 11]........................................    134,662                 129,253
   Inventory................................................................    347,137                 283,592
   Prepaid expenses and other current assets................................      2,306                   2,844
                                                                               --------------------------------
   TOTAL CURRENT ASSETS.....................................................    492,907                 425,670
   Property and equipment, net [NOTES 4 AND 5]..............................    192,158                 211,856
   Other assets.............................................................     25,888                  37,969
                                                                               --------------------------------
   TOTAL ASSETS.............................................................   $710,953                $675,495
                                                                               --------------------------------

LIABILITIES AND GROUP EQUITY

   CURRENT LIABILITIES:
   Current installments of long-term debt [NOTE 5]..........................    108,151                $ 91,609
   Accounts payable.........................................................     82,483                  75,959
   Short-term debt [NOTE 5].................................................        987                   1,552
   Accrued expenses and other current liabilities...........................     16,154                  19,856
   Deferred income taxes [NOTE 6]...........................................     18,162                   7,147
                                                                               --------------------------------
   TOTAL CURRENT LIABILITIES................................................    225,937                 196,123
   Long-term debt, excluding current installments [NOTE 5]..................     83,057                 121,257
   Deferred revenue and other liabilities...................................      6,836                   7,249
   Deferred income taxes [NOTE 6]...........................................      3,620                   5,877
                                                                               --------------------------------
   TOTAL LIABILITIES........................................................    319,450                 330,506
   GROUP EQUITY.............................................................    391,503                 344,989
                                                                               --------------------------------
   Commitments and contingent liabilities [NOTES 1, 8, 9, 11, 12 AND 13]
   TOTAL LIABILITIES AND GROUP EQUITY.......................................   $710,953                $675,495
                                                                               --------------------------------

See accompanying notes to Group financial statements.

                                       73

CarMax Group Statements of Cash Flows

                                                                                      Years Ended February 28 or 29
(Amounts in thousands)                                                            2001             2000               1999
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings (loss)......................................................   $ 45,564        $   1,118          $ (23,514)
   Adjustments to reconcile net earnings (loss) to net cash provided by
      (used in) operating activities:
      Depreciation and amortization.........................................     18,116           15,241             10,003
      Write-down of assets and lease termination costs [NOTE 10]............      8,677            4,755                 --
      Loss (gain) on disposition of property and equipment..................        415             (820)                --
      Provision for deferred income taxes...................................      8,758            1,225             11,284
      Changes in operating assets and liabilities, net of effects from business acquisitions:
         (Decrease) increase in deferred revenue and other liabilities......       (413)           2,234               (251)
         Increase in net accounts receivable................................     (5,409)         (31,889)           (36,498)
         Increase in inventory..............................................    (62,745)         (39,909)           (81,490)
         Decrease (increase) in prepaid expenses and other current assets...        538           (2,224)            25,714
         Decrease (increase) in other assets................................        424            1,255               (809)
         Increase in accounts payable, accrued expenses and
            other current liabilities.......................................      3,881           25,016             15,229
                                                                               --------------------------------------------
   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES......................     17,806          (23,998)           (80,332)
                                                                               --------------------------------------------
INVESTING ACTIVITIES:
   Cash used in business acquisitions [NOTE 3]..............................     (1,325)         (34,849)           (41,562)
   Purchases of property and equipment......................................    (10,834)         (45,395)          (138,299)
   Proceeds from sales of property and equipment............................     15,506           25,340            139,332
                                                                               --------------------------------------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES......................      3,347          (54,904)           (40,529)
                                                                               --------------------------------------------
FINANCING ACTIVITIES:
   (Decrease) increase in allocated short-term debt, net....................       (565)          (3,053)             1,220
   (Decrease) increase in allocated long-term debt, net.....................    (21,658)          71,896            108,584
   Equity issuances, net....................................................       (109)           2,361              2,324
                                                                               --------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES......................    (22,332)          71,204            112,128
                                                                               --------------------------------------------
Decrease in cash and cash equivalents.......................................     (1,179)          (7,698)            (8,733)
Cash and cash equivalents at beginning of year..............................      9,981           17,679             26,412
                                                                               --------------------------------------------
Cash and cash equivalents at end of year....................................   $  8,802        $   9,981          $  17,679
                                                                               --------------------------------------------

See accompanying notes to Group financial statements.

                                       74

CarMax Group Statements of Group Equity

(Amounts in thousands)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1998.......................................................................................    $359,946
   Net loss....................................................................................................     (23,514)
   Equity issuances, net.......................................................................................       3,983
                                                                                                                   --------
BALANCE AT FEBRUARY 28, 1999...................................................................................     340,415
   Net earnings................................................................................................       1,118
   Equity issuances, net.......................................................................................       3,456
                                                                                                                   --------
BALANCE AT FEBRUARY 29, 2000...................................................................................     344,989
   Net earnings................................................................................................      45,564
   Equity issuances, net.......................................................................................         950
                                                                                                                   --------
BALANCE AT FEBRUARY 28, 2001...................................................................................    $391,503
                                                                                                                   --------

See accompanying notes to Group financial statements.

Notes to CarMax Group Financial Statements

1. BASIS OF PRESENTATION
The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group's retained interest in the CarMax Group and the Company's investment in Digital Video
Express, which has been discontinued. The effects of this retained interest on the Circuit City Group's financial statements are identified by the term "Inter-Group." The CarMax Group Common Stock is intended to track the performance of the CarMax Group's operations. The Inter-Group Interest is not considered outstanding CarMax Group Common Stock. Therefore, any net earnings or loss attributed to the Inter-Group Interest is not included in the CarMax Group's per share calculations. The Circuit City Group held a 74.6 percent interest in the CarMax Group at February 28, 2001, a 74.7 percent interest in the CarMax Group at February 29, 2000, and a 76.6 percent interest at February 28, 1999. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the SEC.
     Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the CarMax Group and the Circuit City Group for the purposes of preparing the financial statements, holders of CarMax Group Common Stock and holders of Circuit City Group Common Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group, and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the CarMax Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements, the Circuit City Group financial statements and the Company's SEC filings.
     The CarMax Group's financial statements reflect the application of the management and allocation policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:
     (A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the CarMax Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the CarMax Group and (ii) a portion of the Company's cash equivalents, if any, that are allocated between the Groups. Allocated debt of the CarMax Group consists of (i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.
     (B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $4.0 million for fiscal 2001, $5.6 million for fiscal 2000 and $7.5 million for fiscal 1999.
     (C) INCOME TAXES: The CarMax Group is included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (A) CASH AND CASH EQUIVALENTS: The CarMax Group had no cash equivalents at February 28, 2001. Cash equivalents of $1,770,000 at February 29, 2000, consist of highly liquid debt securities with original maturities of three months or less.
     (B) TRANSFERS AND SERVICING OF FINANCIAL ASSETS: For transfers of financial assets that qualify as sales, the Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are measured based on the fair value at the date of transfer. The Company determines fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions such as finance charge income, default rates, prepayment rates and discount rates appropriate for the type of asset and risk. Retained interests are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings.
     (C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company enters into financial instruments on behalf of the CarMax Group.

The carrying value of the Company's financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.
     (D) INVENTORY: Inventory is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in inventory.
     (E) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives.
     (F) COMPUTER SOFTWARE COSTS: The Company accounts for computer software costs in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.
     (G) INTANGIBLE ASSETS: Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying CarMax Group balance sheets. The carrying values of intangible assets are periodically reviewed by the Company and impairments are recognized when the expected future undiscounted operating cash flows expected from such intangible assets are less than the carrying values.
     (H) PRE-OPENING EXPENSES: Effective March 1, 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.
     (I) INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.
     (J) REVENUE RECOGNITION: The CarMax Group recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer.
     (K) DEFERRED REVENUE: The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as CarMax is the primary obligor on its own contracts, all revenue from the sale of these contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized.
     (L) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Operating profits generated by the finance operation are recorded as a reduction to selling, general and administrative expenses.
     (M) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.
     (N) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation."
     (O) DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.
     (P) RISKS AND UNCERTAINTIES: The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of the CarMax Group's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Group.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     (Q) RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2001.

3. BUSINESS ACQUISITIONS
The CarMax Group acquired the franchise rights and the related assets of one new-car dealership for an aggregate cost of $1.3 million in fiscal 2001, five new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000 and four new-car dealerships for an aggregate cost of $49.6 million in fiscal year 1999. These acquisitions were financed through available cash resources, including allocated debt and, in fiscal 1999, the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of each acquired franchise were included in the accompanying CarMax Group financial statements since the dates of acquisition. Unaudited pro forma information related to these acquisitions is not included because the impact of these acquisitions on the accompanying CarMax Group financial statements is not material.

4. PROPERTY AND EQUIPMENT
Property and equipment, at cost, at February 28 or 29 is summarized as follows:

(Amounts in thousands)                      2001       2000
------------------------------------------------------------
Land and buildings (20 to 25 years).....  $101,382   $81,885
Land held for sale......................    27,971    41,850
Land held for development...............     4,285    17,697
Construction in progress................    14,324    18,010
Furniture, fixtures and equipment
   (3 to 8 years).......................    64,866    60,225
Leasehold improvements
   (10 to 15 years).....................    21,196    19,902
                                          ------------------
                                           234,024   239,569
Less accumulated depreciation...........    41,866    27,713
                                          ------------------
Property and equipment, net.............  $192,158  $211,856
                                          ------------------

     Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

5. DEBT
Long-term debt of the Company at February 28 or 29 is summarized as follows:

(Amounts in thousands)                            2001       2000
------------------------------------------------------------------
Term loans....................................  $230,000  $405,000
Industrial Development Revenue Bonds due
   through 2006 at various prime-based rates..
   of interest ranging from 5.5% to 6.7%           4,400     5,419
Obligations under capital leases..............    12,049    12,416
Note payable..................................     2,076     3,750
                                                ------------------
Total long-term debt..........................   248,525   426,585
Less current installments.....................   132,388   177,344
                                                ------------------
Long-term debt, excluding current
   installments...............................  $116,137  $249,241
                                                ------------------
Portion of long-term debt allocated
   to the CarMax Group........................  $191,208  $212,866
                                                ------------------

     In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2001, the interest rate on the term loan was 5.97 percent.
     In May 1995, the Company entered into a five-year, $175,000,000 unsecured bank term loan. As scheduled, the Company used existing working capital to repay this term loan in May 2000.
     In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 2001, the interest rate on the term loan was 5.73 percent. This term loan is due in June 2001 and was classified as a current liability at February 28, 2001. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.
     The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates
August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2001, or February 29, 2000.
     In November 1998, the CarMax Group entered into a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.
     Under  certain of the debt  agreements,  the  Company  must meet  financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2001, and February 29, 2000.
     Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

                                             Years Ended
                                          February 28 or 29
(Amounts in thousands)                     2001        2000
-------------------------------------------------------------
Average short-term debt outstanding....  $ 56,065    $ 44,692
Maximum short-term debt outstanding....  $365,275    $411,791
Aggregate committed lines of credit....  $360,000    $370,000

     The weighted average  interest rate on the outstanding  short-term debt was
6.8 percent during fiscal 2001, 5.6 percent during fiscal 2000 and 5.1 percent during fiscal 1999.
     Interest expense allocated by the Company to the CarMax Group, excluding interest capitalized, was $12,110,000 in fiscal 2001, $10,362,000 in fiscal 2000 and $6,393,000 in fiscal 1999. The CarMax Group capitalizes interest in connection with the construction of certain facilities. There was no interest capitalized in fiscal 2001. Interest capitalized amounted to $1,254,000 in fiscal 2000 and $2,674,000 in fiscal 1999.

6. INCOME TAXES
The components of the income tax provision (benefit) on net earnings (loss) are as follows:

                                 Years Ended February 28 or 29
(Amounts in thousands)              2001       2000      1999
---------------------------------------------------------------
Current:
   Federal.....................   $16,986    $(1,395)  $(23,773)
   State.......................     2,174        855     (2,546)
                                  -----------------------------
                                   19,160       (540)   (26,319)
                                  -----------------------------
Deferred:
   Federal.....................     8,494      1,190     10,945
   State.......................       264         35        339
                                  -----------------------------
                                    8,758      1,225     11,284
                                  -----------------------------
Income tax provision (benefit)..  $27,918    $   685  $ (15,035)
                                  -----------------------------

     The effective income tax rate differed from the federal statutory income tax rate as follows:

                                  Years Ended February 28 or 29
                                     2001      2000     1999
---------------------------------------------------------------
Federal statutory income tax rate..  35%       35%      35%
State and local income taxes,
   net of federal benefit..........   3%        3%       4%
                                     --------------------------
Effective income tax rate..........  38%       38%      39%
                                     --------------------------

     In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 or 29 are as follows:

(Amounts in thousands)                            2001       2000
-----------------------------------------------------------------
Deferred tax assets:
   Accrued expenses..........................   $ 5,173   $ 5,510
   Other.....................................       235       309
                                                -----------------
      Total gross deferred tax assets........     5,408     5,819
                                                -----------------
Deferred tax liabilities:
   Depreciation..............................     3,850     6,181
   Securitized receivables...................    15,262     4,919
   Inventory.................................     6,449     4,655
   Prepaid expenses..........................     1,629     3,088
                                                -----------------
      Total gross deferred tax liabilities...    27,190    18,843
                                                -----------------
Net deferred tax liability...................   $21,782   $13,024
                                                -----------------

     In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, management believes that it is more likely than not that the gross deferred tax assets at February 28, 2001, and February 29, 2000, will be realized by the CarMax Group; therefore, no valuation allowance is necessary.

7. ASSOCIATE BENEFIT AND STOCK INCENTIVE PLANS
     (A) 401(k) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company's expense for this plan for CarMax Group associates was $686,000 in fiscal 2001 and $317,000 in fiscal 2000.
     (B) PREFERRED STOCK: In conjunction with the Company's Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each CarMax Group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series E, which are related to similar rights held by Circuit City Group shareholders.
     (C) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

     (D) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire four to five years from the date of grant. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 2001, a total of $153,500 was charged to operations ($447,200 in fiscal 2000 and $426,600 in fiscal 1999). As of February 28, 2001, 56,667 restricted shares were outstanding.
     (E) EMPLOYEE STOCK PURCHASE PLAN: The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. The CarMax Group Plan allows eligible employees to purchase shares of CarMax Group Common Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. At February 28, 2001, a total of 581,599 shares remained available under the CarMax Group Plan. During fiscal 2001, 477,094 shares were issued to or purchased on the open market on behalf of employees (580,000 in fiscal 2000 and 268,532 in fiscal 1999). The average price per share purchased under the Plan was $4.18 in fiscal 2001, $3.68 in fiscal 2000 and $7.56 in fiscal 1999. The Company match or purchase price discount for the CarMax Group totaled $247,000 in fiscal 2001, $221,500 in fiscal 2000 and $268,100 in fiscal 1999.
     (F) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over various periods ranging from one to seven years from the date of grant.
     A summary of the status of the CarMax Group's stock options and changes during the years ended February 28, 2001, February 29, 2000, and February 28, 1999, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2001.

TABLE 1                                           2001                          2000                          1999
---------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted Average               Weighted Average               Weighted Average
(Shares in thousands)                     Shares    Exercise Price      Shares     Exercise Price      Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year........  3,324         $3.87           4,380          $1.77           4,822          $1.49
Granted.................................  1,281          1.70           1,132           5.89             205           8.63
Exercised...............................    (56)         0.22          (2,027)          0.22            (543)          0.22
Cancelled...............................   (442)         4.67            (161)          6.94            (104)         10.54
                                          -----                         -----                          -----
Outstanding at end of year..............  4,107         $3.16           3,324          $3.87           4,380          $1.77
                                          -----                         -----                          -----
Options exercisable at end of year......  1,943         $2.94           1,203          $2.54           1,566          $0.96
                                          -----                         -----                          -----

TABLE 2                                            Options Outstanding                               Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                     Weighted Average
(Shares in thousands)                    Number        Remaining        Weighted Average          Number      Weighted Average
Range of Exercise Prices               Outstanding   Contractual Life    Exercise Price        Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$  0.22................................. 1,578            1.0              $ 0.22                 1,338           $ 0.22
   1.63................................. 1,094            6.0                1.63                    --               --
   3.22 to 6.25......................... 1,011            4.7                5.89                   305             6.07
   8.68 to 16.31........................   424            3.4               11.55                   300            11.91
                                         -----                                                    -----
Total................................... 4,107            3.5              $ 3.16                 1,943           $ 2.94
                                         -----                                                    -----

                                      80

     The CarMax Group applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings
(loss) attributed to the CarMax Group would have changed to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings
(loss) amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net earnings (loss) for future years.

                                Years Ended February 28 or 29
(Amounts in thousands)           2001       2000        1999
------------------------------------------------------------
Net earnings (loss):
   As reported................ $11,555      $256     $(5,457)
   Pro forma..................  11,345        75      (5,537)

     For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

                                  2001       2000       1999
------------------------------------------------------------
Expected dividend yield........    -          -          -
Expected stock volatility......   71%        62%        50%
Risk-free interest rates.......    7%         6%         6%
Expected lives (in years)......    4          4          3

     Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the CarMax Group is $1 in fiscal 2001, $3 in fiscal 2000 and $3 in fiscal 1999.

8. PENSION PLANS
The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2001, and February 29, 2000. Eligible employees of the CarMax Group participate in the Company's plan. Pension costs for these employees have been allocated to the CarMax Group based on its proportionate share of the projected benefit obligation.
     The following tables set forth the CarMax Group's share of the Pension Plan's financial status and amounts recognized in the balance sheets as of February 28 or 29:

(Amounts in thousands)                      2001        2000
------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year.  $ 4,443    $ 2,565
Service cost............................    1,525      1,250
Interest cost...........................      355        173
Actuarial loss..........................    1,514        455
                                          ------------------
Benefit obligation at end of year.......  $ 7,837    $ 4,443
                                          ------------------
Change in plan assets:
Fair value of plan assets at beginning
   of year..............................  $ 2,715    $ 1,553
Actual return on plan assets............     (271)       537
Employer contributions..................    1,630        625
                                          ------------------
Fair value of plan assets at end of year  $ 4,074    $ 2,715
                                          ------------------
Reconciliation of funded status:
Funded status...........................  $(3,763)   $(1,728)
Unrecognized actuarial loss.............    3,039      1,062
Unrecognized transition asset...........       (3)        (6)
Unrecognized prior service benefit......       (4)        (6)
                                          ------------------
Net amount recognized...................  $  (731)   $  (678)
                                          ------------------

   The components of net pension expense are as follows:

                                    Years Ended February 28 or 29
(Amounts in thousands)                 2001     2000      1999
-----------------------------------------------------------------
Service cost........................ $1,525    $1,250    $ 525
Interest cost.......................    355       173       67
Expected return on plan assets......   (283)     (159)    (119)
Amortization of prior service cost..     (2)       (2)      (1)
Amortization of transitional asset..     (3)       (3)      (3)
Recognized actuarial loss...........     91        77       --
                                     ----------------------------
Net pension expense................. $1,683    $1,336    $ 469
                                     ----------------------------

   Assumptions used in the accounting for the Pension Plan were:

                                        Years Ended February 28 or 29
                                              2001     2000   1999
---------------------------------------------------------------------
Weighted average discount rate............    7.5%     8.0%   6.8%
Rate of increase in compensation levels...    6.0%     6.0%   5.0%
Expected rate of return on plan assets....    9.0%     9.0%   9.0%

     The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's Pension Plan. The projected benefit obligation under this plan and allocated to the CarMax Group was $500,000 at February 28, 2001, and $300,000 at February 29, 2000.

9. LEASE COMMITMENTS
The CarMax Group conducts substantially all of its business in leased premises. The CarMax Group's lease obligations are based upon contractual minimum rates. Rental expense for all operating leases was $35,945,000 in fiscal 2001, $34,561,000 in fiscal 2000 and $23,521,000 in fiscal 1999. In fiscal 2001,
CarMax also had sublease income of $91,000. Most leases provide that the CarMax Group pay taxes, maintenance, insurance and operating expenses applicable to the premises.
     The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of 10 to 20 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the CarMax Group, as of February 28, 2001, were:

                                                   Operating
(Amounts in thousands)                               Lease
Fiscal                                            Commitments
-------------------------------------------------------------
2002............................................  $ 34,376
2003............................................    34,217
2004............................................    33,636
2005............................................    33,338
2006............................................    32,606
After 2006......................................   426,262
                                                  -----------
Total minimum lease payments....................  $594,435
                                                  -----------

     In fiscal 2001, the Company did not enter into any sale-leaseback transactions on behalf of the CarMax Group with unrelated parties. The aggregate selling price of sale-leaseback transactions was $12,500,000 in fiscal 2000 and $131,750,000 in fiscal 1999. Neither the Company nor the CarMax Group has continuing involvement under the sale-leaseback transactions.

10. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
     (A) ADVERTISING EXPENSE: Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $44,912,000 (1.8 percent of net sales and operating revenues) in fiscal 2001, $48,637,000 (2.4 percent of net sales and operating revenues) in fiscal 2000 and $50,042,000 (3.4 percent of net sales and operating revenues) in fiscal 1999.
     (B) WRITE-DOWN OF ASSETS AND LEASE TERMINATION COSTS: In the fourth quarter of fiscal 2001, CarMax recorded $8.7 million for the write-off of goodwill associated with two underperforming stand-alone new-car franchises. In the fourth quarter of fiscal 2000, CarMax recorded $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale at several locations. The loss related to operating leases was calculated based on expected lease termination costs and costs associated with subleasing the property.

11. SECURITIZATIONS
The Company has an asset securitization program, operated through a special purpose subsidiary on behalf of the CarMax Group, to finance the consumer installment credit receivables generated by its automobile loan finance operation. This automobile loan securitization program had a total program capacity of $450 million as of February 28, 2001, with no recourse provisions. In October 1999, the Company formed a second securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. Because of the amortization of the automobile loan receivables and corresponding securities in this facility, the program had a capacity of $329 million as of February 28, 2001, with no recourse provisions. In January 2001, the Company sold $655 million of receivables in the public market through an additional owner trust structure. The program had a capacity of $655 million as of February 28, 2001, with no recourse provisions. In these securitizations, the Company retains servicing rights and subordinated interests. The Company's retained interests are subject to credit and prepayment risks on the transferred financial assets.
     At February 28, 2001, the total principal amount of loans managed or securitized was $1,296 million. Of the total loans, the principal amount of loans securitized was $1,284 million and the principal amount of loans held for sale or investment was $12 million. The principal amount of loans that were 31 days or more delinquent was $18.1 million at February 28, 2001. The credit losses net of recoveries were $7.2 million for fiscal 2001.
     The Company receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The servicing fee specified in the automobile loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

     The table below summarizes certain cash flows received from and paid to securitization trusts:

                                                     Year Ended
(Amounts in thousands)                            February 28, 2001
-------------------------------------------------------------------
Proceeds from new securitizations.................    $619,525
Proceeds from collections reinvested
   in previous automobile loan securitizations....    $313,827
Servicing fees received...........................    $ 10,474
Other cash flows received on retained interests*..    $ 39,265

* This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

     In determining the fair value of retained interests, the Company estimates future cash flows using management's best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.
     Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $42.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $35.4 million were recorded in fiscal 2001.
     The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted-average life ranging from 1.5 years to 1.8 years. The table below shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

                                        Impact on       Impact on
                        Assumptions     Fair Value      Fair Value
(Dollar amounts             Used          of 10%          of 20%
in thousands)             (Annual)    Adverse Change   Adverse Change
---------------------------------------------------------------------
Prepayment speed......   1.5--1.6%       $1,840          $3,864
Default rate..........   1.0--1.2%       $1,471          $3,050
Discount rate.........       12.0%       $  890          $1,786

12. INTEREST RATE SWAPS
The Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into nine 40-month amortizing swaps with notional amounts totaling approximately $735 million in fiscal 2001, four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in the gain or loss on sales of receivables. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $299 million at February 28, 2001, $327 million at February 29, 2000, and $499 million at February 28, 1999. The reduction in the total notional amount of the CarMax interest rate swaps in fiscal 2001 and in fiscal 2000 relates to the replacement of floating-rate securitizations with a $655 million fixed-rate securitization in January 2001 and $644 million fixed-rate securitization in October 1999.
     The market and credit risks associated with the interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, because their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

13. CONTINGENT LIABILITIES
In the normal course of business, the Company is involved in various legal proceedings. Based upon the CarMax Group's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operations.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 First Quarter      Second Quarter       Third Quarter      Fourth Quarter            Year
(Amounts in thousands)          2001      2000       2001     2000      2001      2000      2001      2000       2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales and operating
  revenues................... $625,741  $486,063  $673,561  $535,727  $561,693  $488,958  $639,996  $504,236  $2,500,991  $2,014,984
                              ------------------------------------------------------------------------------------------------------
Gross profit................. $ 85,462  $ 61,996  $ 90,549  $ 63,780  $ 71,679  $ 52,728  $ 82,069  $ 61,861  $  329,759  $  240,365
                              ------------------------------------------------------------------------------------------------------
Net earnings (loss).......... $ 13,944  $  2,733  $ 16,271  $  3,233  $  7,568  $ (3,136) $  7,781  $ (1,712) $   45,564  $    1,118
                              ------------------------------------------------------------------------------------------------------
Net earnings (loss)
  attributed to CarMax Group
  Common Stock............... $  3,535  $    646  $  4,126  $    775  $  1,920  $   (757) $  1,974  $   (408) $   11,555  $      256
                              ------------------------------------------------------------------------------------------------------

Independent Auditors' Report


The Board of Directors and Stockholders of Circuit City Stores, Inc.:

     We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 28, 2001 and February 29, 2000 and the related statements of operations, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As more fully discussed in Note 1, the financial statements of the CarMax Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the Circuit City Group.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/KPMG LLP
Richmond, Virginia
April 2, 2001