Form 10-K, Exhibit 13
period 2003-02-28
CIRCUIT CITY STORES INC
filed 2003-05-27
CIK 104599

Exhibit 13
Reported Historical Information

(Amounts in thousands except per share data)                2003         2002          2001           2000         1999
------------------------------------------------------------------------------------------------------------------------------------

Net sales and operating revenues.......................  $9,953,530    $9,518,231   $10,329,982   $10,502,992    $9,275,867
Net earnings from continuing operations................  $   41,565    $  127,993   $   115,238   $   326,712    $  234,984
Net earnings (loss) from discontinued operations:
   Discontinued CarMax operations......................  $   64,519    $   90,802   $    45,564   $     1,118    $  (23,514)
   Discontinued Divx operations........................          --            --            --   $  (130,240)   $  (68,546)
Net earnings...........................................  $  106,084    $  218,795   $   160,802   $   197,590    $  142,924
Net earnings (loss) per share:
   Basic:
      Continuing operations............................  $     0.20    $     0.62   $      0.57   $      1.62    $     1.18
      Discontinued operations attributed to Circuit City
         common stock..................................        0.20          0.31          0.17         (0.64)        (0.44)
                                                         ---------------------------------------------------------------------------
                                                         $     0.40    $     0.93   $      0.73   $      0.98    $     0.75
                                                         ---------------------------------------------------------------------------
      Discontinued operations attributed to CarMax Group
         common stock..................................  $     0.63    $     0.87   $      0.45   $      0.01    $    (0.24)
                                                         ---------------------------------------------------------------------------
   Diluted:
      Continuing operations............................  $     0.20    $     0.62   $      0.56   $      1.60    $     1.17
      Discontinued operations attributed to Circuit City
         common stock..................................        0.20          0.30          0.17         (0.63)        (0.43)
                                                         ---------------------------------------------------------------------------
                                                         $     0.40    $     0.92   $      0.73   $      0.97    $     0.74
                                                         ---------------------------------------------------------------------------
      Discontinued operations attributed to CarMax Group
         common stock..................................  $     0.60$         0.82   $      0.43   $      0.01    $    (0.24)
                                                         ---------------------------------------------------------------------------
Total assets...........................................  $3,799,117    $4,542,033   $ 3,871,333   $ 3,955,348    $3,445,266
Long-term debt, excluding current installments.........  $   11,254    $   14,064   $    33,080   $   127,984    $  286,865
Accrued straight-line rent and other liabilities.......  $  166,219    $  140,853   $    85,329   $   122,771    $  107,070
Cash dividends per share paid..........................  $     0.07    $     0.07   $      0.07   $      0.07    $     0.07

See notes to consolidated financial statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Management's Discussion and Analysis is designed to provide the reader of financial statements with a narrative on the company's results of operations; financial position, liquidity and capital resources; critical accounting policies and significant estimates; and the future impact of accounting standards that have been issued but are not yet effective. This discussion should be read in conjunction with the consolidated financial statements and related footnotes included in this annual report to shareholders. All per share amounts in this discussion are presented on a diluted basis.
   From February 7, 1997, to October 1, 2002, the common stock of Circuit City Stores, Inc. consisted of two common stock series that were intended to reflect the performance of our two businesses. The Circuit City Group common stock was intended to reflect the performance of the Circuit City consumer electronics stores and related operations and the shares of CarMax Group common stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. The CarMax Group common stock was intended to reflect the performance of the CarMax auto superstores and related operations.
   Effective October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. In the separation, each outstanding share of CarMax Group common stock was redeemed in exchange for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. common stock for each share of Circuit City Group common stock. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations.
   In fiscal 2000, we ceased marketing the Divx home video system and discontinued this business. Operating results of Divx and the loss on the disposal of the business are pre-sented as results of discontinued operations for periods prior to the disposal.

CRITICAL ACCOUNTING POLICIES
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the consolidated financial statements includes a discussion of our significant accounting policies. The following accounting policies are those we consider critical to an understanding of the consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if other assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions
We securitize the credit card receivables generated by our finance operation. Securitization involves the sale of the credit card receivables to off-balance-sheet special purpose entities. When the special purpose entities issue either public or private asset-backed securities, we receive cash and retain an interest in the receivables. In accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we account for the securitizations as a sale of the credit card receivables. Gains or losses on securitization transactions, earnings on the retained interests, servicing income and adjustments in the fair value of the retained interests are recorded in finance income on the consolidated statements of earnings. The fair value of the retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using estimates of key assumptions such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. The present value of expected future cash flows also is based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. We utilize independent third parties to assist in developing assumptions about charge-offs, payment rates and discount rates. Adjustments to one or more of these assumptions may have a material impact on the fair value of the retained interests. Actual results may differ materially from our estimates because our estimates are based largely on historical experience and our assumptions may be affected by external factors, such as changes in the behavior patterns of our credit card customers, changes in the strength of the economy and developments in the interest rate markets. The fair value of retained interests in securitized receivables was $560.2 million at February 28, 2003, and $394.5 million at February 28, 2002. Note 6 to the consolidated financial statements includes a discussion of our credit card securitizations.

Calculation of the Liability for Lease Termination Costs
We account for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, "Costs Associated with Lease Modification or Termination," EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," as applicable. When leased properties are no longer used for operating purposes, we recognize a liability for remaining costs related to the properties, reduced by any estimated sublease income. Inherent in the calculation of the liability for lease termination costs are significant management judgments and estimates including estimates of future sublease revenues, vacancy periods, tenant improvement allowances, broker fees, taxes, insurance and maintenance costs. With assistance from independent third parties, we review these judgments and estimates on a quarterly basis and the lease termination cost liability is adjusted as appropriate. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs.
   The liability for non-appliance exit related lease termination costs was $59.4 million at February 28, 2003, and $38.2 million at February 28, 2002, and is included in other liabilities on the consolidated balance sheets. The liability for appliance exit related lease termination costs was $13.8 million at February 28, 2003, and $19.7 million at February 28, 2002, and is included in accrued expenses and other current liabilities on the consolidated balance sheets. Notes 2(F) and 2(O) to the consolidated financial statements include a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

Accounting for Pension Liabilities
We account for our defined benefit pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that net pension expense recognized in financial statements be determined on an actuarial basis. SFAS No. 87 requires that the effects of both the performance of the pension plan's assets and the changes in pension liability discount rates on the computation of net pension expense be amortized over future periods.

   A significant element in determining the net pension expense is the expected return on plan assets. To develop the expected long-term rate of return assumption on our pension plan assets, we use historical long-term return experience, the expected investment mix of the plan's assets and estimates of future long-term investment returns. The rate of return assumption is reviewed annually and adjusted as appropriate. For fiscal 2003, our expected rate of return on plan assets was 8.25 percent compared with 9.00 percent in fiscal 2002. Net pension expense for our defined benefit pension plan was $13.5 million in fiscal 2003, $12.3 million in fiscal 2002 and $9.8 million in fiscal 2001. These expenses are included in selling, general and administrative expenses on the consolidated statements of earnings.
   At the end of each year, we determine the weighted average discount rate used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension liabilities could be effectively settled at the end of the year. When estimating the discount rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency. At February 28, 2003, we determined the weighted average discount rate to be 6.60 percent compared with 7.25 percent at February 28, 2002.
   The rate of increase in compensation levels is another assumption used for determining net pension expense. We determine this rate based upon annual reviews of plan participants' historical levels of salary increases and our expectations regarding potential future salary increases.
   We fund our pension plan in accordance with Employee Retirement Income Security Act regulations for the minimum annual contribution and with Internal Revenue Service regulations for the maximum annual contribution allowable as a tax deduction. At February 28, 2003, the plan's projected benefit obligation was $193.0 million and the fair value of plan assets was $148.3 million. At February 28, 2002, the plan's projected benefit obligation was $169.1 million and the fair value of plan assets was $125.0 million. In fiscal 2003, we made cash contributions to the plan of $52.9 million, of which $9.9 million represented the minimum annual contribution for fiscal 2003 and $43.0 million represented a prepaid contribution. Note 16 to the consolidated financial statements includes a discussion of our pension plan.

Accounting for Cash Consideration Received from Vendors
We receive cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. Given the promotional nature of our business, these vendor allowances are generally intended to offset our costs of promoting, advertising and selling the vendors' products in our stores. Inherent in the accounting for cash consideration received from vendors are significant management judgments and estimates, including the percentage of vendor allowances to be amortized to cost of sales, buying and warehousing and the percentage of vendor allowances that relate to inventory still on hand. We review these judgments and estimates on a monthly basis and make adjustments as appropriate.
   We recognize the majority of vendor allowances as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by us to advertise the vendors' products is reported as a reduction of advertising expense in the period in which the advertising occurs.
   In November 2002, the Financial Accounting Standards Board issued EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," which addresses the accounting treatment for cash consideration received from a vendor by a reseller. We adopted EITF No. 02-16 in the fourth quarter of fiscal 2003. Because our policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on our financial position, results of operations or cash flows. Note 2(D) to the consolidated financial statements includes a discussion of our accounting policies related to vendor allowances.

RESULTS OF OPERATIONS
Non-GAAP Financial Measures
In this Management's Discussion and Analysis, we present information that includes and excludes individual cost items to provide greater understanding of the effects of these items on our operating performance. These operating performance measures provide a basis for investors to evaluate the company's performance. Our method of computing these measures may differ from the methods used by other companies. In addition, these measures do not replace gross profit margin, expense ratio or net earnings per share computed in accordance with accounting principles generally accepted in the United States of America as a measure of profitability.

Reclassifications
In fiscal 2003, we adopted EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," which includes provisions requiring that sales incentives, such as mail-in rebates, offered to customers be classified as a reduction of revenue. Previously, we recorded these rebates in cost of sales, buying and warehousing. The reclassification of rebates from cost of sales, buying and warehousing to sales decreased sales and cost of sales, buying and warehousing by $71.6 million for the fiscal year ended February 28, 2002, and $128.1 million for the fiscal year ended February 28, 2001. This reclassification had no impact on our results of operations.
   Also in fiscal 2003, we began presenting pretax profits from our finance operation, previously recorded as a reduction to selling, general and administrative expenses, as a separate item on the consolidated statements of earnings. We have revised the fiscal 2002 and fiscal 2001 consolidated statements of earnings and selling, general and administrative expense ratios to reflect this change in presentation.

Net Sales and Operating Revenues
Our total sales increased 5 percent in fiscal 2003 to $9.95 billion. In fiscal 2002, total sales decreased 8 percent to $9.52 billion from $10.33 billion in fiscal 2001.

PERCENT SALES CHANGE FROM PRIOR YEAR
Fiscal                                     Total  Comparable*
--------------------------------------------------------------------------------
2003......................................  5 %       4 %
2002...................................... (8)%     (10)%
2001...................................... (2)%      (4)%
2000...................................... 13 %       8 %
1999...................................... 16 %       8 %


*A Circuit City store is included in comparable store sales after the store has been open for a full year. Relocated stores are included in the comparable store base.

   The fiscal 2003 total sales increase reflects a 4 percent increase in comparable store sales and the net addition of seven Superstores. During fiscal 2003, we opened eight Superstores in existing markets, closed one Superstore and relocated 11 Superstores. We also closed five mall-based Express stores. The fiscal 2003 sales results also reflect our progress towards improving the overall shopping experience in our stores. Throughout the year, we implemented and refined initiatives aimed at improving customer service and realigning our cost structure to the reality of lower gross margins inherent in today's consumer electronics retail business. We have concentrated on driving traffic in our stores through a more focused marketing campaign and providing a better in-store experience through changes in our merchandising strategy, such as better in-stock positions in key categories, placement of more inventory on the sales floor and maintaining a "good/better/best" selection for our customers to browse. Comparable store sales growth during the first half of the fiscal year also reflected easier comparisons with the fiscal 2002 performance. Softer comparable store sales growth in the third quarter and declines during the fourth quarter reflect more difficult comparisons as the year progressed, the impact of the slowing economy on consumer spending and declining average retail prices across many of our product categories.
   In fiscal 2003, we experienced solid sales growth in the television category, driven by strong sales of big-screen televisions, particularly digital televisions, and portable televisions, as well as growing sales of new display technologies, including plasma and LCD televisions. We also generated strong sales increases in entertainment products, driven by sales gains in DVD movies and video game software, which were successful traffic drivers for our stores. Sales of mobile electronics increased, reflecting consumer interest in new in-car audio and video products. In the second half of fiscal 2003, sales weakened in two higher margin categories, digital satellite systems and wireless communications, reflecting, we believe, the recent slowing in new subscriber growth for these categories.
   The fiscal 2002 total sales decline primarily reflects a 10 percent decline in comparable store sales, partly offset by the net addition of 10 Superstores. In fiscal 2002, we opened 11 Superstores in existing markets, closed one Superstore and relocated eight Superstores. We also closed 15 mall-based Express stores. Excluding the major appliance category, from which we completed our exit in November 2000, comparable store sales declined 4 percent in fiscal 2002. Fiscal 2002 was marked by significant variation in sales performance between the first half and the second half of the year. The sales slowdown we experienced in the latter part of fiscal 2001 continued in the first half of fiscal 2002, with comparable store sales declining 23 percent. The slowing economy, continued industry-wide weakness in desktop computer sales, declining average retail prices for many products and the absence of the major appliance business all contributed to the lower first-half sales in fiscal 2002. The sales decline moderated in the third quarter of fiscal 2002, and in the fourth quarter comparable store sales grew 6 percent in part because of the lesser impact of the exit from the appliance business and the seasonal upturn in categories added or expanded following our exit from the appliance category.
   The fiscal 2001 total sales decline reflects a 4 percent decline in comparable store sales, partly offset by the net addition of 23 Superstores. During fiscal 2001, we also relocated two stores and closed ten mall-based Express stores. In July 2000, spurred by a declining sales pace, expected increases in competition and the results of a product profitability analysis that indicated major appliances produced below-average profits, we announced plans to exit the major appliance business. We completed the exit and associated remerchandising of the appliance selling space in early November 2000. Slower consumer spending during the second half of the fiscal year, disruption caused by the partial remodeling to remerchandise the appliance space, significant declines in average retail prices and industry-wide declines in desktop computer sales all contributed to the decrease in fiscal 2001 comparable store sales. Excluding the appliance category, comparable store sales rose 3 percent in fiscal 2001.
   In fiscal 2000 and fiscal 1999, we benefited from a period of renewed industry growth and product introductions. Industry growth was augmented by geographic expansion, with the net addition of 34 Superstores in fiscal 2000 and 37 Superstores in fiscal 1999.

PERCENT OF MERCHANDISE SALES BY CATEGORY
Fiscal                    2003    2002   2001   2000   1999
--------------------------------------------------------------------------------

Video....................  40%    39%    35%     32%    31%
Audio....................  15     15     16      16     17
Information Technology...  32     34     35      33     32
Entertainment............  13     12      7       5      5
Appliances...............  --     --      7      14     15
--------------------------------------------------------------------------------

Total.................... 100%   100%   100%    100%   100%
--------------------------------------------------------------------------------

   We sell extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. The total extended warranty revenue included in total sales was $360.2 million, or 3.6 percent of sales, in fiscal 2003, compared with $375.6 million, or 3.9 percent of sales, in fiscal 2002 and $417.8 million, or 4.0 percent of sales, in fiscal 2001. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percent of total sales over the three-year period primarily reflects the higher percentage of our sales mix that is comprised of products such as entertainment software, for which extended warranties are not available; the lower percentage of our sales mix represented by personal computers, which typically have high extended warranty penetration rates; and the declines in average retails and rapid technology developments, both of which encourage consumers to replace products rather than purchase warranties that would cover future repair needs.

SUPERSTORE SALES PER TOTAL SQUARE FOOT
Fiscal
--------------------------------------------------------------------------------

2003................................................... $491
2002................................................... $478
2001................................................... $528
2000................................................... $555
1999................................................... $514


SUPERSTORE SQUARE FOOTAGE SUMMARY
Fiscal                               Total Sq. Ft.   Selling Sq. Ft.
--------------------------------------------------------------------------------

2003...............................   20,271,427       12,003,045
2002...............................   20,046,725       11,755,124
2001...............................   19,706,588       11,469,092


   The overall decline in sales per total square foot for the five-year period from fiscal 1999 through fiscal 2003 reflects the decline in comparable store sales during that period, including the impact of the exit from the appliance business in fiscal 2001. The increases in sales per total square foot in fiscal 2003 and fiscal 2000 reflect comparable store sales growth in those years.

STORE MIX
                                  Retail Units at Year-End
Fiscal                           2003 2002  2001  2000  1999
--------------------------------------------------------------------------------

Superstores..................... 611   604   594   571   537
Circuit City Express............  15    20    35    45    48
Electronics-only................  --    --    --    --     2
                                 -----------------------------------------------

Total........................... 626   624   629   616   587
                                 -----------------------------------------------


   IMPACT OF INFLATION. Inflation has not been a significant contributor to results. Average retail prices have declined in virtually all of our product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in our stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

Cost of Sales, Buying and Warehousing
The gross profit margin was 23.6 percent in fiscal 2003, 24.5 percent in fiscal 2002 and 23.9 percent in fiscal 2001.

GROSS PROFIT
                                           Years Ended February 28
(Amounts in millions)                      2003      2002      2001
--------------------------------------------------------------------------------
Before impact of appliance exit......   $2,350.3  $2,338.0   $2,521.9
Appliance exit related items:
   Appliance exit costs..............         --     (10.0)     (28.3)
   Appliance merchandise markdowns...         --        --      (28.0)
                                        ----------------------------------------
Gross profit.........................   $2,350.3  $2,328.0   $2,465.6
                                        ----------------------------------------

GROSS PROFIT MARGIN
                                          Years Ended February 28
                                          2003      2002      2001
--------------------------------------------------------------------------------

Before impact of appliance exit......    23.6%     24.6 %    24.4 %
Appliance exit related items:
   Appliance exit costs..............      --      (0.1)     (0.3)
   Appliance merchandise markdowns...      --        --      (0.2)
                                         ---------------------------------------
Gross profit margin..................    23.6%     24.5 %    23.9 %
                                         ---------------------------------------


   The fiscal 2001 gross profit margin was reduced by merchandise markdowns and costs associated with the exit from the appliance business. The appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. The fiscal 2002 gross profit margin also was affected by lease termination costs related to the exit from the appliance business. In the fourth quarter of fiscal 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in both the economy and marketplace demand for commercial properties during the year. Excluding the appliance exit costs and the appliance merchandise markdowns, the gross profit margin was 24.6 percent in fiscal 2002 and 24.4 percent in fiscal 2001.
   The  decline  in the gross  profit  margin  during  fiscal  2003  reflects  a combination of factors, including changes in merchandise mix and a more promotional pricing environment. Weaker sales of higher-margin digital satellite systems and wireless communications and stronger sales of lower-margin entertainment software and other traffic-driving items contributed to the reduced gross profit margin. The gross profit margin decline was offset in part by solid sales growth of fully featured products such as big-screen televisions.
   The improvement in the gross profit margin in fiscal 2002 reflects the sales growth in new and better-featured products, which generally carry higher-than-average gross profit margins, and the reduction in personal computer sales, which carry lower-than-average gross profit margins.

Finance  Income
Our finance operation is conducted through our wholly owned subsidiary First North American National Bank, which is a limited-purpose credit card bank, and through consolidated special purpose subsidiaries and off-balance-sheet qualifying special purpose entities. Through FNANB, we have offered a private-label credit card that can be used to purchase merchandise and service contracts at our stores and MasterCard(R) and Visa(R) credit cards that can be used to purchase goods and services wherever these cards are accepted. Prior to June 2002, our private-label credit card could be used only at Circuit City stores. In June 2002, we began offering a co-branded Visa credit card, referred to as the Circuit City PlusTM card, that offers cardholders many of the benefits of the private-label card, including the ability to participate in interest-free promotions and no annual fee, in addition to the advantages of a traditional Visa credit card. Coincident with the launch of the Circuit City Plus card, we stopped originating new private-label accounts; however, existing private-label accounts remain in place. We collectively refer to the private-label and Circuit City Plus credit card programs as the private-label program, and we collectively refer to the MasterCard and Visa credit card programs as the bankcard program.
   We securitize the private-label credit card receivables through one master trust and the bankcard receivables through a separate master trust. At February 28, 2003, approximately 47 percent of the total outstanding private-label receivables were created under the Circuit City Plus program. We expect that over time the Circuit City Plus program will represent an increasing percentage of private-label receivables.
   Securitizations are accounted for as a sale in accordance with SFAS No. 140, and securitization income is recognized at the time the receivables are securitized. Gains or losses on sales of receivables primarily reflect the difference between the carrying amount of the credit card receivables sold and the sum of the cash proceeds received and the fair value of the retained interests in the securitized receivables. When receivables are sold, we receive cash, retain subordinated securities and retain rights to receive the excess cash flows, referred to as interest-only strips, that the receivables will produce during their life. The excess cash flows represent the excess of the finance charges and fees generated by the securitized receivables over the related interest paid to investors, servicing costs and credit losses. We continue to service the securitized receivables for a fee. For the fiscal year ended February 28, 2003, serviced receivables averaged $2.90 billion, compared with $2.67 billion for the fiscal year ended February 28, 2002, and $2.75 billion for the fiscal year ended February 28, 2001.

COMPONENTS OF FINANCE INCOME
                                           Years Ended February 28
(Amounts in millions)                     2003       2002       2001
--------------------------------------------------------------------------------
Securitization income.................   $193.9     $226.5     $198.8
Payroll and fringe benefit expenses...     42.9       41.6       43.0
Other direct expenses.................     88.6       78.7       79.0
                                         ---------------------------------------
Finance income........................   $ 62.4     $106.2     $ 76.8
                                         ---------------------------------------


   Securitization income primarily is comprised of the gain on the sale of the receivables, income from the retained interests in the credit card receivables and income related to servicing the receivables, as well as the impact of increases or decreases in the fair value of the retained interests.
   Compared with fiscal 2002, the decrease in securitization income in fiscal 2003 reflects increased defaults in the bankcard portfolio and a greater mix of promotional, no-interest receivables in the private-label credit card portfolio. In addition, changes in the fair value of the interest-only strips and other valuation adjustments reduced fiscal 2003 securitization income by $10.6 million. Costs associated with two new public securitizations also contributed to the decrease in fiscal 2003 securitization income. There were no new public securitizations in fiscal 2002.
   Compared with fiscal 2001, the increase in securitization income in fiscal 2002 reflects the benefit of declining interest rates, offset in part by an increase in defaults. During periods of falling interest rates, the finance operation benefits as the variable rate of interest paid to the investors in the securitizations falls more rapidly than the interest charged to cardholders. Changes in the fair value of the interest-only strips and other valuation adjustments reduced fiscal 2002 securitization income by $2.7 million.
   The fair value of the interest-only strips totaled $136.8 million at February 28, 2003, $131.9 million at February 28, 2002, and $131.0 million at February 28, 2001. The key estimates used in determining the fair value of interest-only strips include estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. We review the assumptions and estimates used in determining the fair value of the interest-only strips on a quarterly basis. If the assumptions change or the actual results differ from the projected results, securitization income will be affected.
   In December 2002, in response to an increase in promotional, no-interest receivables and the resulting decline in the gross yield in the private-label portfolio, we began selling private-label receivables to the private-label master trust at a 2 percent discount. As a result, 2 percent of the principal amount of private-label receivables created on or after December 1, 2002, are treated as finance charge receivables and collections of those receivables are treated as finance charge collections, thereby boosting the portfolio yield for the securitization master trust. Use of the discount option improves the master trust's portfolio yield and its performance relative to specified yield requirements contained in the securitization agreements. As a result of the commencement of discounting the private-label receivables, the fair value of the interest-only strips increased $13.7 million in fiscal 2003 with a corresponding decrease in cash proceeds received on the sale of receivables. We have sold bankcard receivables to the bankcard master trust at a 2 percent discount since the inception of the bankcard master trust. At February 28, 2003, the discount option receivable balance in the bankcard portfolio was $30.8 million compared with $30.6 million at February 28, 2002.

KEY VALUATION ASSUMPTIONS
                                       At February 28
                                 2003         2002          2001
--------------------------------------------------------------------------------
Monthly payment rate........ 6.4% - 10.9%  6.8% - 10.4%  7.1% - 11.3%
Annual default rate......... 7.1% - 18.0%  7.9% - 17.1%  7.0% - 14.3%
Annual discount rate........ 8.3% - 15.0%  8.0% - 15.0% 10.0% - 15.0%


   Securitization income is reduced by payroll, fringe benefits and other costs directly associated with the management and securitization of the credit card portfolios. Payroll and fringe benefit expenses generally vary with the size of the serviced receivables, and they increased modestly in fiscal 2003 following a small decrease in fiscal 2002. Other direct expenses include third-party data processing fees, rent, credit promotion expenses, Visa and MasterCard fees and other operating expenses. Higher marketing expenses were the largest contributor to the $9.9 million increase in other direct expenses in fiscal 2003. The increased marketing costs were associated with efforts to offset cardholder attrition and improve the credit quality of the portfolios. Finance income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, corporate marketing, information systems, accounting, legal, treasury and executive payroll, as well as retail store expenses.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 23.6 percent of sales in fiscal 2003, compared with 23.4 percent of sales in fiscal 2002 and 22.7 percent of sales in fiscal 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                                          Years Ended February 28
(Amounts in millions)                     2003      2002     2001
-----------------------------------------------------------------------
Before net costs of remodels and
   relocations, change in compensation
   structure, appliance exit and
   workforce reduction...............  $2,286.7 $2,207.6  $2,270.6
Remodel and relocation expenses......      47.9     19.3      41.9
Change in compensation structure:
   Severance costs...................      14.2       --        --
   Other costs.......................       1.6       --        --
   Payroll savings...................      (5.8)      --        --
Appliance exit related items:
   Partial remodel costs.............        --       --      30.0
   Estimated sales disruption (a)....        --       --        --
Workforce reduction costs............        --       --       5.0
                                      ---------------------------------
Selling, general and administrative
   expenses.......................... $2,344.6 $2,226.9  $2,347.5
                                      ---------------------------------


(a) We estimated approximately $10.0 million of sales disruption related to the fiscal 2001 exit from the appliance business. The sales disruption did not affect selling, general and administrative expenses, but it did adversely impact the expense ratio by reducing sales leverage.


EXPENSE RATIO
                                          Years Ended February 28
                                          2003      2002     2001
--------------------------------------------------------------------------------

Before net costs of remodels and
   relocations, change in compensation
   structure, appliance exit and
   workforce reduction..................  23.0%     23.2%    22.0%
Remodel and relocation expenses.........   0.5       0.2      0.4
Change in compensation structure, net...   0.1        --       --
Appliance exit related items (a)........    --        --      0.3
Workforce reduction costs (b)...........    --        --       --
                                          --------------------------------------
Expense ratio...........................  23.6%     23.4%    22.7%
                                          --------------------------------------

(a) The expense ratio impact of the fiscal 2001 appliance exit includes the effects of $30.0 million of partial remodel costs and $10.0 million of estimated sales disruption.

(b) The expense ratio impact of the fiscal 2001 workforce reduction was less than 0.1 percent of sales.


   The fiscal 2003 expenses included costs related to store remodels and relocations and a change in compensation structure. In fiscal 2003, we remodeled the video department in 299 Superstores, installed full-store lighting upgrades in 311 Superstores and relocated 11 Superstores. In February 2003, we converted from a dual pay structure, under which approximately 60 percent of our sales force was paid commissions and approximately 40 percent was paid on an hourly basis, to a single hourly pay structure. In connection with this conversion, we eliminated approximately 3,900 sales associate positions. We expect to add approximately 2,100 hourly positions resulting in an anticipated net reduction of approximately 1,800 positions. As of February 28, 2003, we had filled more than 1,000 new hourly positions, and hiring activities continued in early fiscal 2004. We expect to constantly monitor store staffing levels relative to sales and traffic trends, and we will adjust staffing as necessary to achieve an optimal level of customer service. The fiscal 2002 expenses included costs for store remodeling and relocation. During fiscal 2002, we remodeled 24 Superstores, including 12 full-store remodels primarily in the Chicago, Ill., market and 12 remodels in the Washington, D.C., and Baltimore, Md., markets. We also relocated eight Superstores during fiscal 2002. The fiscal 2001 expenses included costs for the full-store remodeling of 26 stores primarily in Florida, partial remodeling costs associated with the exit from the appliance business and severance costs related to a workforce reduction. Excluding the impacts of the above-listed items as well as the estimated fiscal 2001 sales disruption related to the appliance exit, the expense ratio was 23.0 percent in fiscal 2003, 23.2 percent in fiscal 2002 and 22.0 percent in fiscal 2001.
   Compared with the previous year, the increase in the reported fiscal 2003 expense ratio reflects the increased remodel and relocation costs and the net cost of the compensation change, offset in part by the leverage from increased comparable store sales.

   Compared with fiscal 2001, the rise in the fiscal 2002 expense ratio reflects the 10 percent decline in comparable store sales. However, excluding the remodeling, relocation and appliance exit costs, selling, general and administrative expenses declined by $63.0 million in fiscal 2002. This reduction reflected cost control and productivity initiatives, including more efficient advertising expenditures.
   Advertising expense was $345.1 million, or 3.5 percent of net sales and operating revenues, in fiscal 2003, $362.0 million, or 3.8 percent, in fiscal 2002 and $422.9 million, or 4.1 percent, in fiscal 2001.
   Interest income recorded as a reduction to selling, general and administrative expenses was $7.9 million in fiscal 2003, $15.8 million in fiscal 2002 and $16.6 million in fiscal 2001.

Interest Expense
Interest expense was less than 0.1 percent of net sales and operating revenues in both fiscal 2003 and fiscal 2002 and was 0.1 percent of net sales and operating revenues in fiscal 2001. Refer to the "Financial Condition" section for information on changes in debt.

Income Taxes
The effective income tax rate was 38.0 percent in fiscal 2003, fiscal 2002 and fiscal 2001.

Net Earnings from Continuing Operations
Net earnings from continuing operations were $41.6 million, or 20 cents per share, in the fiscal year ended February 28, 2003, compared with $128.0 million, or 62 cents per share, in fiscal 2002 and $115.2 million, or 56 cents per share, in fiscal 2001.

NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS
                                            Years Ended February 28
Fiscal                                       2003     2002     2001
--------------------------------------------------------------------------------
Before net costs of remodels and
   relocations, change in compensation
   structure, appliance exit and
   workforce reduction....................  $ 0.37   $ 0.71   $ 1.00
Remodel and relocation expenses...........   (0.14)   (0.06)   (0.13)
Change in compensation structure:
   Severance costs........................   (0.04)      --       --
   Other costs............................   (0.01)      --       --
   Payroll savings........................    0.02       --       --
Appliance exit related items:
   Appliance exit costs...................      --    (0.03)   (0.09)
   Appliance merchandise markdowns........      --       --    (0.08)
   Partial remodel costs..................      --       --    (0.09)
   Estimated sales disruption.............      --       --    (0.03)
Workforce reduction costs.................      --       --    (0.02)
                                            ------------------------------------
Net earnings from continuing operations...  $ 0.20   $ 0.62   $ 0.56
                                            ------------------------------------

   Excluding remodel and relocation expenses and the net cost associated with the change in compensation structure, net earnings from continuing operations were $77.5 million, or 37 cents per share, in fiscal 2003. Excluding remodel and relocation expenses and the additional lease termination costs related to the appliance exit, net earnings from continuing operations were $146.2 million, or 71 cents per share, in fiscal 2002. Excluding remodel and relocation expenses, appliance exit costs, appliance merchandise markdowns, estimated sales disruption and severance costs related to the workforce reduction, net earnings from continuing operations were $205.1 million, or $1.00 per share, in fiscal 2001.

Net Earnings from Discontinued Operations
On October 1, 2002, we completed the separation of the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. Prior to the separation date, CarMax earnings were allocated to the Circuit City Group and CarMax Group stocks. Circuit City Group earnings included earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to Circuit City Group shareholders. CarMax Group earnings reflected the remainder of the earnings of the CarMax business. All CarMax results for periods prior to the separation date are presented as results of discontinued operations.
   Net earnings from the discontinued CarMax operations totaled $64.5 million in the fiscal year ended February 28, 2003, $90.8 million in the fiscal year ended February 28, 2002, and $45.6 million in the fiscal year ended February 28, 2001.

Operations Outlook
We believe that increased consumer interest in products and services such as big-screen televisions, including digital televisions, plasma televisions and LCD televisions; multi-channel video programming devices; digital imaging; Broadband Internet access; and wireless phones and accessories will drive profitability in the consumer electronics business during the coming years. For that reason, we are focusing significant resources on store remodeling, product specialist training, customer service enhancements, marketing programs and in-store merchandising to take advantage of the growth opportunities these products provide and thus improve the sales and profitability of our business.
   Our strategies are focused on two broad areas - driving sales through a differentiated customer service strategy that focuses on superior solutions and simplifying our organization to better serve customers and reduce costs. Sales growth initiatives include our efforts to revitalize our stores, deliver industry-leading customer service and improve our merchandising with brand-name products and differentiated assortments for customers. We have simplified our organization through the adoption of a single, hourly based sales associate compensation program that we believe will unify our sales associates into one team focused solely on customer service, increase customer browse time in our stores and significantly reduce store payroll costs in fiscal 2004.
   In fiscal 2001 and fiscal 2002, we experimented with several different remodel designs and product category tests to expand the benefits of our current Superstore design to the existing store base. In fiscal 2003, we conducted the first large-scale phase of our remodeling initiatives with a remodeled video department and full-store lighting upgrade installed in 299 Superstores, including 79 stores which had been newly constructed or fully remodeled in the last three years. We also relocated 11 Superstores in fiscal 2003. At February 28, 2003, 102 Superstores, or 17 percent of our 611 Superstores, had been fully remodeled, relocated or newly constructed within the last three years. Based on the favorable returns on our full-store remodels, we plan to continue our multi-year remodeling program, adapting more locations to the changing buying patterns of consumers and supporting our new store operating model. We have been especially pleased with the performance of relocated stores, and we intend to accelerate our relocation activities. In fiscal 2004, we plan to relocate a total of 18 stores to 22 stores, fully remodel approximately five stores and refixture the merchandise areas in approximately 200 stores. In addition, we plan to open approximately eight new stores in fiscal 2004. No Superstores are slated for closure in fiscal 2004. Beyond fiscal 2004, we expect to accelerate the relocation pace with a target of 50 relocations, depending upon real estate availability, in fiscal 2005.
   Net cash expenditures and non-cash expenses related to remodeling and relocations are expected to total approximately $150 million in fiscal 2004. We anticipate that approximately $80 million of the fiscal 2004 amount will be capitalized and approximately $70 million will be expensed, reducing fiscal 2004 earnings per share by an estimated 21 cents. The capital expenditures are net of estimated sale-leaseback proceeds and landlord reimbursements for property improvement expenditures. The estimated expense amount includes approximately $50 million of non-cash expenses for leasehold impairment reserves on stores to be relocated and accelerated depreciation on assets to be taken out of service as a result of our remodelings and relocations. As we continue to relocate stores, we expect further leasehold impairment reserves will be required, with the amount primarily dependent on the length of remaining lease terms and sublease opportunities.
   Although we anticipate the competitive environment will remain challenging throughout fiscal 2004, we expect to benefit from digital product innovation, especially in the video category, and we will remain equipped to provide customers with our knowledge and expertise for these new and exciting technologies. Our initiatives, while all originating with a customer focus, have been designed to more closely align our cost structure with the current realities affecting gross profit margins in the consumer electronics business. With a simplified business structure and efforts underway to improve the store base, we believe we will be better prepared to compete in fiscal 2004. However, early in the first quarter of fiscal 2004, we have seen a softening in our business, coincident with the onset of the war with Iraq. The impact of a continued soft economy combined with consumer preoccupation with geopolitical events could adversely affect results particularly in the first quarter of fiscal 2004.
   We expect that a combination of factors will continue to pressure the earnings of our finance operation in fiscal 2004. A continued soft economy could cause bankruptcy and default rates to remain at higher-than-normal levels, which would adversely affect finance income. We anticipate the finance operation's results in the first quarter of fiscal 2004 will be adversely affected by increased valuation reserves related to anticipated increases in required subordinated interests and longer durations related to new multi-year public securitizations. In fiscal 2004, new securitizations will be required to replace a total of $1.68 billion of maturing public securitizations, including $1.40 billion maturing before the end of the first quarter of fiscal 2004 and $275.0 million maturing in the third quarter of fiscal 2004.
   We expect the total effective tax rate to increase to 38.5 percent in fiscal 2004 because of an increase in the state effective tax rate. The anticipated increase in the state effective tax rate reflects changes in the by-state earnings apportionment caused by the CarMax separation and the enactment of various state tax legislation.


RECENT ACCOUNTING PRONOUNCEMENTS
Effective in the first quarter of fiscal 2003, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of Accounting Principals Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.
   Effective in the third quarter of fiscal 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

   Effective in the fourth quarter of fiscal 2003, we adopted EITF No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," which requires that cash consideration received by a reseller from a vendor be characterized as a reduction of cost of sales unless the cash consideration represents a payment for assets or services delivered to the vendor, in which case, the consideration would be characterized as revenue or other income. If the cash consideration represents a reimbursement of incremental direct costs incurred by a reseller to sell a vendor's products, the consideration would be characterized as a reduction of those direct costs. As our policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.
   Effective in the first quarter of fiscal 2004, we plan to adopt SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 is not expected to have a material impact on our financial position, results of operations or cash flows.
   In November 2002, the FASB issued EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF No. 00-21 will be effective for our third quarter of fiscal 2004. We have not yet determined the impact, if any, of adopting this standard.
   In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interest in a variable interest entity for purposes of deciding whether consolidation of that entity is required. All securitization transactions accounted for as a sale in accordance with SFAS No. 140 are accomplished through qualifying special purpose entities, and these transactions are not subject to the provisions of FIN No. 46. We lease one of our corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. If the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, we will record the building and the related debt on the consolidated balance sheet. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.


FINANCIAL CONDITION
Liquidity and Capital Resources
     Operating Activities. Net cash used in operating activities totaled $258.5 million in fiscal 2003. Net cash generated from operating activities totaled $799.7 million in fiscal 2002 and $150.4 million in fiscal 2001.

OPERATING CASH FLOW HIGHLIGHTS
                                                    Years Ended February 28
(Amounts in millions)                                2003     2002    2001
--------------------------------------------------------------------------------
Net earnings from continuing operations...........  $ 41.6   $128.0  $115.2
Depreciation and amortization.....................   157.5    134.4   126.3
Provision for deferred income taxes...............     5.7     28.0    11.0
(Increase) decrease in accounts receivable, net...   (56.3)    46.2   108.6
Increase in retained interests in
   securitized receivables........................  (165.8)  (148.3)  (95.7)
(Increase) decrease in merchandise inventory......  (175.5)   176.3    (4.9)
(Decrease) increase in accounts payable...........   (55.8)   202.3   (59.3)
(Decrease) increase in accrued expenses and
   other current liabilities and accrued
   income taxes...................................   (65.0)   120.2    (7.7)
Other, net........................................    55.1    112.6   (43.1)
                                                    ----------------------------
Net cash (used in) provided by operating
   activities of continuing operations............  $(258.5)  $799.7  $150.4
                                                    ----------------------------

   The $1.06 billion difference between net cash used in operating activities in fiscal 2003 and net cash provided by operating activities in fiscal 2002 primarily reflects changes in merchandise inventory, accounts payable, accrued income taxes and retained interests in securitized receivables. In addition, we made a $43.0 million supplemental contribution to our pension plan in fiscal 2003, which increased prepaid expenses and other current assets and other assets and did not affect fiscal 2003 earnings.
   Merchandise inventory increased by $175.5 million in fiscal 2003, compared with a $176.3 million decrease in fiscal 2002. The increase in merchandise inventory reflects our focus on customer service, which encompasses a commitment to improved merchandise availability, including a broader assortment in selected categories and improved merchandise displays. In addition, the inventory balance at February 28, 2002, reflected the impact of a higher-than-normal level of out-of-stocks in select categories.
   Accounts payable decreased by $55.8 million in fiscal 2003 compared with a $202.3 million increase in fiscal 2002. In fiscal 2003, the concurrent reduction in accounts payable and increase in merchandise inventory reflects an increase in display inventory in the first half of the year associated with our merchandising initiatives.
   Accrued expenses and other current liabilities and accrued income taxes decreased by $65.0 million in fiscal 2003 compared with a $120.2 million increase in fiscal 2002. The fiscal

2003 decrease reflects a $56.2 million decrease in taxes payable to federal and state agencies, primarily related to the decline in taxable income.
   Retained interests in securitized receivables increased by $165.8 million in fiscal 2003, following a $148.3 million increase in fiscal 2002. The fiscal 2003 increase in retained interests in securitized receivables reflects our required holding of duplicate collateral during the controlled accumulation period on our largest outstanding securitization, as well as the 21 percent increase in total outstanding private-label credit card receivables during fiscal 2003. The duplicate collateral requirement totaled approximately $100 million at February 28, 2003.
   Investing Activities. Net cash used in investing activities totaled $89.9 million in fiscal 2003, compared with $84.1 million in fiscal 2002 and $174.5 million in fiscal 2001.

INVESTING CASH FLOW HIGHLIGHTS
                                        Years Ended February 28
(Amounts in millions)                    2003     2002     2001
--------------------------------------------------------------------------------
Purchases of property and equipment... $(150.7) $(172.6) $(274.7)
Proceeds from sales of property
   and equipment, net.................    60.8     88.5    100.2
                                       -----------------------------------------
Net cash used in investing activities
   of continuing operations........... $ (89.9)  $(84.1) $(174.5)
                                       -----------------------------------------

   Capital expenditures were $150.7 million in fiscal 2003, $172.6 million in fiscal 2002 and $274.7 million in fiscal 2001. Fiscal 2003 capital expenditures primarily included spending for the construction of eight new Superstores and $54.2 million of capitalized remodeling and relocation expenditures. Fiscal 2002 capital expenditures primarily included spending for the construction of 11 new Superstores and $19.8 million of capitalized remodeling and relocation expenditures. Fiscal 2001 capital expenditures primarily included spending for the construction of 23 new Superstores and $106.0 million of capitalized remodeling expenditures.
   Capital expenditures have been funded primarily through internally generated funds, landlord reimbursements, sale-leaseback transactions and long-term debt. Net proceeds from sales of property and equipment, including landlord reimbursements and sale-leasebacks, totaled $60.8 million in fiscal 2003, $88.5 million in fiscal 2002 and $100.2 million in fiscal 2001. Fiscal 2003 proceeds included $25.1 million received on the sale-leaseback of four Superstores. Fiscal 2002 proceeds included $48.5 million received on the sale-leaseback of two distribution centers. Fiscal 2001 proceeds included $61.5 million received on the sale-leaseback of ten Superstores and one corporate facility associated with the finance operation.
   We anticipate capital expenditures, net of landlord reimbursements and sale-leaseback proceeds, of approximately $120 million in fiscal 2004. We expect that the majority of these expenditures will relate to remodeling, relocating or constructing new stores. In fiscal 2004, we anticipate relocating 18 stores to 22 stores, fully remodeling approximately five stores, completing the refixturing of the merchandise areas in approximately 200 stores and opening approximately eight new Superstores.
   We expect that available cash resources, landlord reimbursements, sale-leaseback transactions and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.
   Financing Activities. Net cash of $30.8 million was used in financing activities in fiscal 2003; net cash of $121.3 million was generated from financing activities in fiscal 2002; and net cash of $145.3 million was used in financing activities in fiscal 2001.

FINANCING CASH FLOW HIGHLIGHTS
                                            Years Ended February 28
(Amounts in millions)                        2003     2002     2001
--------------------------------------------------------------------------------

Payments on short-term and
   long-term debt, net...................  $(25.3) $ (19.6) $(157.6)
Issuances of common stock, net...........     9.2     16.0     26.6
Dividends paid...........................   (14.7)   (14.6)   (14.3)
Proceeds from CarMax Group
   stock offering, net...................      --    139.5       --
                                           -------------------------------------
Net cash (used in) provided by financing
   activities of continuing operations...  $(30.8)  $121.3 $(145.3)
                                           -------------------------------------

   We used existing working capital to repay a $100 million term loan at its scheduled maturity date in fiscal 2003, a $130 million term loan at its scheduled maturity date in fiscal 2002 and a $175 million term loan at its scheduled maturity date in fiscal 2001. The portion of the outstanding balances that had been allocated to Circuit City at the payment dates totaled $22.2 million in fiscal 2003, $23.1 million in fiscal 2002 and $84.6 million in fiscal 2001 and is included in payments on long-term debt on the applicable consolidated statement of cash flows. The remainder of the outstanding balances was allocated to CarMax and is included in cash used in discontinued operations on the applicable consolidated statement of cash flows.
   At February 28, 2003, we had cash and cash equivalents of $884.7 million and total outstanding debt of $12.7 million. At that date, we had available $210 million in committed seasonal lines of credit that are renewed annually with various banks. Under these facilities, we must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. We were in compliance with these covenants at February 28, 2003. A $150 million unsecured revolving credit facility was not renewed at its August 31, 2002, expiration date.
   Our finance operation is conducted through our wholly owned subsidiary First North American National Bank, which is chartered, regulated and supervised by the Office of the Comptroller of the Currency. In accordance with current accounting guidelines, in fiscal 2002, we made a structural change in our credit card receivables securitization programs that substantially reduced the bank's capital requirements. As a result, FNANB requested that the OCC approve an approximately $350 million reduction in capital in the form of a special dividend to Circuit City Stores, Inc. Circuit City Stores, Inc. received the funds in two separate dividends from FNANB, one of approximately $130 million during the third quarter of fiscal 2003 and one of approximately $220 million during the fourth quarter of fiscal 2003 in accordance with OCC capital regulations. Since FNANB is a consolidated subsidiary, these dividends did not change our consolidated cash balance; however, they did increase the amount of cash available for general corporate purposes.
   The OCC's approval was conditioned upon, among other things, Circuit City Stores' agreement to provide FNANB with ongoing capital support to the extent required for FNANB to be well capitalized under the OCC's capital adequacy regulations and, under certain limited circumstances, to pledge cash or marketable securities to FNANB to secure that obligation. At February 28, 2003, FNANB had cash and cash equivalents of $48.5 million that was restricted for use by the bank and not available for general corporate purposes. At that date, FNANB's equity capital totaled $36.7 million, resulting in capital ratios substantially in excess of the minimum requirements for FNANB to be well capitalized under OCC regulations. Based on the OCC's current capital adequacy regulations and the current accounting rules applicable to the securitization of FNANB's credit card receivables, we do not expect Circuit City Stores to be required to contribute additional capital to FNANB or to collateralize that capital support obligation.
   During fiscal 2002, Circuit City Stores, Inc. completed the public offering of 9.5 million shares of CarMax Group common stock. The net proceeds of $139.5 million were allocated to Circuit City to be used for general purposes of our business, including remodeling of Superstores.
   On January 7, 2003, the board of directors authorized the repurchase of up to $200 million of our common stock. The repurchases may be made from time to time in the open market, with the price to be paid and the timing of purchases at the discretion of management. As of February 28, 2003, no shares had been repurchased pursuant to this plan. The first repurchases under the plan were made on March 10, 2003. As a result of the tax-free separation of CarMax, we are limited to repurchasing no more than 20 percent of our outstanding common shares for two years following the separation.
   Our primary sources of liquidity include available cash resources, borrowing capacity under seasonal lines of credit, landlord reimbursements, sale-leaseback transactions and, with respect to the funding of our credit card programs, asset securitizations. We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of our finance operation. However, adverse changes in the performance of our credit card portfolios or changes in the asset-backed securities market could result in our having to hold larger retained interests in future securitizations in order to provide greater credit enhancement to third-party investors in the securitizations.

CONTRACTUAL OBLIGATIONS AT FEBRUARY 28, 2003
                                           2 to 3    4 to 5    After 5
(Amounts in millions)      Total   1 Year  Years     Years      Years
--------------------------------------------------------------------------------
Contractual obligations:
   Long-term debt.....  $    1.6   $  0.8  $  0.7   $  0.1   $     --
   Capital lease
      obligations.....      11.1      0.6     1.5      2.0        7.0
   Operating leases...   4,481.0    333.5   661.7    642.7    2,843.1
   Other contractual
      obligations.....       8.0      8.0      --       --         --
                        --------------------------------------------------------
Total.................  $4,501.7   $342.9  $663.9   $644.8   $2,850.1
                        --------------------------------------------------------
   CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores, Inc. is the primary obligor. Circuit City Stores, Inc., and not CarMax, entered into these leases so that CarMax could take advantage of the favorable economic terms available to us as a large retailer. We have assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, we remain contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, we may be required to make those payments on CarMax's behalf. In recognition of this ongoing contingent liability, CarMax paid a $28.4 million special dividend to Circuit City Stores, Inc. at the time of the separation. At February 28, 2003, the future minimum fixed lease obligations on these 23 leases totaled $480.9 million.


OFF-BALANCE-SHEET ARRANGEMENTS
Credit Card Securitizations
Receivables generated by our finance operation are funded through securitization transactions in which the finance operation sells its receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding credit card receivables. For transfers of receivables that qualify as sales under SFAS No. 140, we recognize gains and losses on these sales in finance income on the consolidated statements of earnings.
   On a daily basis, the finance operation sells its credit card receivables to two special purpose subsidiaries, each of which, in turn, sells the receivables to a separate securitization master trust. Our private-label and co-branded Visa credit card receivables are securitized through one master trust, referred to as the private-label master trust, and our MasterCard and Visa credit card receivables are securitized through a second master trust, referred to as the bankcard master trust. The master trusts periodically issue asset-backed securities in public offerings and private transactions, and the proceeds from the sale of these securities are distributed through the special purpose subsidiaries to our finance operation. The special purpose subsidiaries retain interest-only strips and hold various subordinated asset-backed securities, which serve as credit enhancement for the asset-backed securities held by third-party investors. The finance operation continues to service the transferred receivables for a fee.
   The private-label and bankcard master trusts have each issued multiple series of asset-backed securities, referred to as term securities, having fixed initial principal amounts. Investors in the term securities are entitled to receive monthly interest payments and a single principal payment on a stated maturity date. In addition, each master trust has issued a series of asset-backed securities, referred to as variable funding securities, having a variable principal amount. Investors in the variable funding securities are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through a stated commitment termination date. The commitments under both the private-label variable funding series and the bankcard variable funding series extend to April 30, 2003. Subsequent to the end of the fiscal year, the commitment termination dates of both variable funding series were extended to April 28, 2004.
   The private-label and bankcard securitization agreements require that the aggregate principal balance of the securitized receivables exceeds a specified amount and that the yield on the securitized receivables exceeds specified rates. In addition, the variable funding securitization agreements require that we meet financial tests relating to minimum tangible net worth, current ratios and debt-to-capital ratios and that the securitized receivables meet specified performance levels relating to default rates, delinquency rates and principal payment rates. If these financial tests or performance levels are not met, or if certain other events occur, it would constitute an early amortization event, in which case the principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full.
   At February 28, 2003, the aggregate principal amount of securitized credit card receivables totaled $1.64 billion under the private-label program and $1.54 billion under the bankcard program. At February 28, 2003, the unused capacity of the private-label variable funding program was $29.5 million and the unused capacity of the bankcard variable funding program was $166.8 million. Neither master trust agreement provides recourse to the company for credit losses on the securitized receivables.
   During fiscal 2003, the bankcard master trust completed a new $470 million five-year public securitization and the private-label master trust completed a new $300 million three-year public securitization. No new public securitizations were issued in fiscal 2002. During fiscal 2001, the private-label master trust completed a new $275 million three-year public securitization. In each case, the new securitizations replaced public securitizations that had matured.

Lease Arrangement
We lease one of our corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. In January 2003, the FASB issued FIN No. 46, which addresses how to identify variable interest entities and provides guidance as to how a company may assess its interest in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The provisions of FIN No. 46 apply to this off-balance-sheet financing arrangement, and if the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, we will record the building and the related debt on the consolidated balance sheet.

Capital Structure
Total assets at February 28, 2003, were $3.80 billion, a decrease of 16 percent from $4.54 billion at February 28, 2002. The separation of CarMax, which had total assets of $720.2 million at February 28, 2002, was the primary contributor to the decrease in total assets.
   During fiscal 2003, stockholders' equity declined 14 percent to $2.34 billion. The decline in stockholders' equity primarily reflects the separation of CarMax, which reduced stockholders' equity by $552.4 million. Capitalization for the past five years is illustrated in the "Capitalization" table below. The return on equity, calculated using net earnings from continuing operations, was
1.6 percent in fiscal 2003, compared with 5.0 percent in fiscal 2002.

CAPITALIZATION
Fiscal                               2003                 2002                2001                2000                1999
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in millions)       $        %           $       %           $       %           $       %           $       %
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding
   current installments....... $   11.3     --      $   14.1     1%    $    33.1     1%     $  128.0     5%     $  286.9    11%
Other long-term obligations...    166.2      7%        152.2     5         190.2     7         279.0    11         289.5    12
Total stockholders' equity....  2,341.6     93       2,734.4    94       2,356.5    92       2,142.2    84       1,905.1    77
------------------------------------------------------------------------------------------------------------------------------------

Total capitalization.......... $2,519.1    100%     $2,900.7   100%     $2,579.8   100%     $2,549.2   100%     $2,481.5   100%
------------------------------------------------------------------------------------------------------------------------------------


MARKET RISK
Receivables Risk
We manage the market risk associated with the revolving credit card portfolios of our finance operation. Portions of these portfolios have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on the consolidated balance sheets.
   The majority of accounts in the credit card portfolios are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The remaining accounts are charged interest at fixed annual percentage rates. The following table presents the breakdown by interest rate structure of the gross principal receivables outstanding prior to discounting at February 28, 2003, and February 28, 2002.

(Amounts in millions)                        2003       2002
--------------------------------------------------------------------------------
Indexed to prime rate...................... $2,998     $2,676
Fixed APR..................................   176        202
                                            ------------------------------------
Total...................................... $3,174     $2,878
                                            ------------------------------------

   Financing for the credit card receivables is achieved through asset securitization programs that in turn issue both private and public market debt, principally at floating rates based on LIBOR and commercial paper rates.
Receivables held for sale are financed with working capital. At February 28, 2003, and February 28, 2002, the total principal amount of receivables securitized or held for sale prior to discounting was as follows:

(Amounts in millions)                         2003       2002
--------------------------------------------------------------------------------
Floating-rate securitizations..............  $3,119     $2,829
Held for sale..............................      55         49
                                             -----------------------------------
Total......................................  $3,174     $2,878
                                             -----------------------------------


Interest Rate Exposure
Interest rate exposure relating to the credit card receivable securitizations represents a market risk exposure that we manage with matched funding and interest rate caps. Refer to Note 7 to the consolidated financial statements for a description of these items. However, when interest rates move dramatically over a relatively short period of time, we will be affected, although to a lesser extent than if we did not manage our exposure. We also have the ability to adjust fixed-APR revolving credit cards and the index on floating-rate credit cards, subject to cardholder ratification, but we do not currently anticipate the need to do so. Our ability to effect these changes may be limited by competitive conditions.
   The market and credit risks associated with interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. We have entered into offsetting interest rate cap positions and, therefore, do not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. We mitigate credit risk by dealing with highly rated bank counterparties.


FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. We wish to take advantage of the "safe harbor" provisions of the Act. Our statements that are not historical facts, including statements about management's expectations for fiscal 2004 and beyond, are forward-looking statements and involve various risks and uncertainties.
   Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. The United States retail industry, and the specialty retail industry in particular, are dynamic by nature and have undergone significant changes in recent years. Our ability to anticipate and successfully respond to the continuing challenges of our industry is key to achieving our expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

o Changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from competitors using either similar or alternative methods or channels of distribution such as online and telephone shopping services and mail order;

o Changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels, trends in consumer retail spending, both in general and in our product categories, and consumer sentiment about the economy in general;

o The presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our actual merchandise sales mix;

o  Significant changes in retail prices for products we sell;

o Changes in availability or cost of financing for working capital and capital expenditures, including securitization financing and financing to support development of our business;

o  Lack of availability or access to sources of inventory;

o  Inability to liquidate excess inventory should excess inventory develop;

o  Failure  to  successfully  implement  sales  and  profitability   improvement
   programs for our Circuit City Superstores, including our remodeling and relocation process and our recent change in compensation structure;

o Changes in the performance of the private-label or bankcard portfolios, including material changes in cardholder default rates or payment rates;

o Our ability to attract and retain an effective management team or changes in the costs or availability of a suitable work force to manage and support our service-driven operating strategies;

o Changes in production or distribution costs or costs of materials for our advertising;

o Availability of appropriate real estate locations for relocations and new stores;

o  Successful implementation of our various customer service initiatives;

o  Negative investment returns in our pension plan;

o The imposition of new restrictions or regulations regarding the sale of products and/or services we sell, changes in tax rules and regulations applicable to us or our competitors, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations, or any failure to comply with such laws or any adverse change in such laws; and

o  Adverse   results  in  significant   litigation   matters.

   We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.


COMMON STOCK

The common stock of Circuit City Stores, Inc. is traded on the New York Stock Exchange.

                                                     Market Price of Common Stock                              Dividends
------------------------------------------------------------------------------------------------------------------------------------

Fiscal                                              2003                        2002                         2003       2002
------------------------------------------------------------------------------------------------------------------------------------
Quarter                                       HIGH        LOW             HIGH         LOW
------------------------------------------------------------------------------------------------------------------------------------
1st......................................... $24.59     $16.99           $16.85     $10.34                 $.0175     $.0175
2nd......................................... $23.41     $12.65           $20.25     $14.50                 $.0175     $.0175
3rd......................................... $17.55     $ 7.87           $17.84     $ 9.55                 $.0175     $.0175
4th......................................... $10.53     $ 4.11           $31.40     $16.08                 $.0175     $.0175
                                             ---------------------------------------------------------------------------------------

Total.......................................                                                              $.0700     $.0700
                                                                                                          --------------------------


Consolidated Statements Of Earnings

                                                                              Years Ended February 28
(Amounts in thousands except per share data)               2003         %          2002         %           2001         %
------------------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES......................  $9,953,530   100.0      $9,518,231   100.0      $10,329,982   100.0
Cost of sales, buying and warehousing.................   7,603,205    76.4       7,180,259    75.4        7,836,093    75.8
Appliance exit costs [NOTE 10]........................          --      --          10,000     0.1           28,326     0.3
                                                        ----------------------------------------------------------------------------

GROSS PROFIT..........................................   2,350,325    23.6       2,327,972    24.5        2,465,563    23.9
Finance income [NOTE 4]...............................      62,416     0.7         106,230     1.1           76,800     0.7
Selling, general and administrative expenses [NOTE 2].   2,344,608    23.6       2,226,882    23.4        2,347,545    22.7
Appliance exit costs [NOTE 10]........................          --      --              --      --            1,670      --
Interest expense [NOTE 9].............................       1,093      --             881      --            7,273     0.1
                                                        ----------------------------------------------------------------------------
Earnings from continuing operations before
   income taxes.......................................      67,040     0.7         206,439     2.2          185,875     1.8
Provision for income taxes [NOTE 11]..................      25,475     0.3          78,446     0.8           70,637     0.7
                                                        ----------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING
   OPERATIONS.........................................      41,565     0.4         127,993     1.4          115,238     1.1

NET EARNINGS FROM DISCONTINUED
   OPERATIONS [NOTE 3]................................      64,519     0.7          90,802     0.9           45,564     0.4
                                                         ---------------------------------------------------------------------------

NET EARNINGS..........................................  $  106,084     1.1      $  218,795     2.3      $   160,802     1.5
                                                         ---------------------------------------------------------------------------
Net earnings from [NOTES 1, 2 AND 3]:
   Continuing operations..............................  $   41,565              $  127,993              $   115,238
                                                         ----------             -----------             -----------
   Discontinued operations attributed to:
      Circuit City common stock.......................  $   41,303              $   62,806              $    34,009
                                                         ----------             -----------             -----------
      CarMax Group common stock.......................  $   23,216              $   27,996              $    11,555
                                                         ----------             -----------             -----------
Weighted average common shares [NOTES 2 AND 5]:
   Circuit City:
      Basic...........................................     207,217                 205,501                  203,774
                                                         ----------             -----------             -----------
      Diluted.........................................     209,203                 207,095                  205,830
                                                         ----------             -----------             -----------
   CarMax Group:
      Basic...........................................      37,023                  32,140                   25,554
                                                         ----------             -----------             -----------
      Diluted.........................................      38,701                  34,122                   26,980
                                                         ----------             -----------             -----------
NET EARNINGS PER SHARE [NOTES 1, 2, 3 AND 5]:
Basic:
   Continuing operations..............................  $     0.20              $     0.62              $      0.57
   Discontinued operations attributed to Circuit City
      common stock....................................        0.20                    0.31                     0.17
                                                         ----------             -----------             -----------
                                                        $     0.40              $     0.93              $      0.73
                                                         ----------             -----------             -----------
   Discontinued operations attributed to CarMax Group
      common stock....................................  $     0.63              $     0.87              $      0.45
                                                         ----------             -----------             -----------
Diluted:
   Continuing operations..............................  $     0.20              $     0.62              $      0.56
   Discontinued operations attributed to Circuit City
      common stock....................................        0.20                    0.30                     0.17
                                                         ----------             -----------             -----------
                                                        $     0.40              $     0.92              $      0.73
                                                         ----------             -----------             -----------
   Discontinued operations attributed to CarMax Group
      common stock....................................  $     0.60              $     0.82              $      0.43
                                                         ----------             -----------             -----------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                                                    At February 28
(Amounts in thousands except share data)                                                      2003                  2002
------------------------------------------------------------------------------------------------------------------------------------

ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents [NOTE 2].................................................... $   884,670            $1,248,246
   Accounts receivable, net of allowance for doubtful accounts of $1,075 and $660........     215,125               158,817
   Retained interests in securitized receivables [NOTE 6]................................     560,214               394,456
   Merchandise inventory [NOTE 2]........................................................   1,409,736             1,234,243
   Prepaid expenses and other current assets [NOTE 16]...................................      33,165                39,246
   Assets of discontinued operations [NOTE 3]............................................          --               577,703
                                                                                          ------------------------------------------

   TOTAL CURRENT ASSETS..................................................................   3,102,910             3,652,711
   Property and equipment, net [NOTES 8 AND 9]...........................................     649,593               732,802
   Deferred income taxes [NOTES 2 AND 11]................................................      22,362                 2,647
   Other assets [NOTE 16]................................................................      24,252                11,354
   Assets of discontinued operations [NOTE 3]............................................          --               142,519
                                                                                          ------------------------------------------

   TOTAL ASSETS.......................................................................... $ 3,799,117            $4,542,033
                                                                                          ------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
   Accounts payable [NOTE 2]............................................................. $   963,701            $1,019,519
   Accrued expenses and other current liabilities [NOTES 3, 10 AND 16]...................     128,776               157,561
   Accrued income taxes..................................................................      44,453               100,696
   Deferred income taxes [NOTES 2 AND 11]................................................     141,729               116,297
   Short-term debt [NOTE 9]..............................................................          --                   397
   Current installments of long-term debt [NOTES 9 AND 12]...............................       1,410                23,465
   Liabilities of discontinued operations [NOTE 3].......................................          --               223,392
                                                                                          ------------------------------------------

   TOTAL CURRENT LIABILITIES.............................................................   1,280,069             1,641,327
   Long-term debt, excluding current installments [NOTES 9 AND 12].......................      11,254                14,064
   Accrued straight-line rent [NOTE 12]..................................................      97,427                77,851
   Other liabilities [NOTE 12]...........................................................      68,792                63,002
   Liabilities of discontinued operations [NOTE 3].......................................          --                11,351
                                                                                          ------------------------------------------

   TOTAL LIABILITIES.....................................................................   1,457,542             1,807,595
                                                                                          ------------------------------------------

   STOCKHOLDERS' EQUITY [NOTES 1 AND 14]:
   Circuit City common stock, $0.50 par value; 525,000,000 shares authorized;
      209,954,840 shares issued and outstanding (208,822,551 in 2002)....................     104,977               104,411
   CarMax Group common stock.............................................................          --                18,426
   Capital in excess of par value........................................................     849,083               810,047
   Retained earnings.....................................................................   1,387,515             1,801,554
                                                                                          ------------------------------------------

   TOTAL STOCKHOLDERS' EQUITY............................................................   2,341,575             2,734,438
                                                                                          ------------------------------------------
   Commitments and contingent liabilities [NOTES 3, 10, 12, 13 AND 16]

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................................ $ 3,799,117            $4,542,033
                                                                                          ------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

                                                                                               Years Ended February 28
(Amounts in thousands)                                                                     2003         2002         2001
-----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net earnings....................................................................... $   106,084  $   218,795    $ 160,802
   Adjustments to reconcile net earnings to net cash (used in) provided by operating activities of continuing operations:
     Earnings from discontinued operations [NOTE 3]...................................     (64,519)     (90,802)     (45,564)
     Depreciation and amortization....................................................     157,469      134,371      126,297
     Amortization of restricted stock awards..........................................      20,828       15,678       11,365
     Loss on dispositions of property and equipment...................................      15,659       13,735        4,259
     Provision for deferred income taxes..............................................       5,717       28,004       11,007
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable, net................................     (56,308)      46,185      108,630
       Increase in retained interests in securitized receivables......................    (165,758)    (148,345)     (95,680)
       (Increase) decrease in merchandise inventory...................................    (175,493)     176,284       (4,910)
       Decrease (increase) in prepaid expenses and other current assets...............       6,081       16,071      (41,964)
       (Increase) decrease in other assets............................................     (12,898)      (2,359)         588
       (Decrease) increase in accounts payable........................................     (55,818)     202,289      (59,334)
       (Decrease) increase in accrued expenses and other current
         liabilities and accrued income taxes.........................................     (64,954)     120,187       (7,680)
       Increase (decrease) in accrued straight-line rent and other liabilities........      25,366       69,606      (17,442)
                                                                                       -------------------------------------
   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES
     OF CONTINUING OPERATIONS.........................................................    (258,544)     799,699      150,374
                                                                                       -------------------------------------
INVESTING ACTIVITIES:
   Purchases of property and equipment................................................    (150,757)    (172,580)    (274,722)
   Proceeds from sales of property and equipment, net.................................      60,838       88,461      100,189
                                                                                       -------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS.....................     (89,919)     (84,119)    (174,533)
                                                                                       -------------------------------------
FINANCING ACTIVITIES:
   (Payments on) proceeds from short-term debt, net...................................        (397)         184       (1,240)
   Principal payments on long-term debt...............................................     (24,865)     (19,788)    (156,402)
   Issuances of Circuit City common stock, net........................................       8,901       17,920       26,912
   Issuances of CarMax Group common stock, net........................................         298       (1,958)        (263)
   Proceeds from CarMax Group stock offering, net [NOTE 5]............................           -      139,546            -
   Dividends paid.....................................................................     (14,687)     (14,556)     (14,346)
                                                                                       -------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
     OF CONTINUING OPERATIONS.........................................................     (30,750)     121,348     (145,339)
                                                                                       -------------------------------------
CASH USED IN DISCONTINUED OPERATIONS - DIVX [NOTE 3]..................................     (10,500)     (22,837)     (26,174)

DISCONTINUED OPERATIONS - CARMAX [NOTE 3]:
   Cash used in discontinued operations - CarMax......................................      (2,263)      (3,174)        (951)
   Special dividend received from CarMax..............................................      28,400            -            -
                                                                                       -------------------------------------
   NET CASH PROVIDED BY (USED IN) DISCONTINUED
     OPERATIONS - CARMAX..............................................................     26,137       (3,174)        (951)
                                                                                       -------------------------------------
(Decrease) increase in cash and cash equivalents......................................   (363,576)     810,917     (196,623)
Cash and cash equivalents at beginning of year........................................   1,248,246      437,329      633,952
                                                                                       -------------------------------------
Cash and cash equivalents at end of year.............................................. $   884,670  $ 1,248,246    $ 437,329
                                                                                       -------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid (received) during the year for:
     Interest......................................................................... $     1,824  $     2,340    $  10,120
     Income taxes..................................................................... $   107,946  $   (44,926)   $ 116,800

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

                                              Shares Outstanding       Common Stock
                                             --------------------      -------------        Capital In
                                               Circuit    CarMax     Circuit     CarMax      Excess of    Retained
(Amounts in thousands except per share data)    City      Group       City        Group      Par Value    Earnings        Total
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 1, 2000.....................  203,868   25,614    $ 101,934   $  12,807    $ 576,574   $ 1,450,859   $ 2,142,174
Net earnings.................................        -        -            -           -            -       160,802       160,802
Exercise of common stock options [NOTE 15]...    1,526       56          763          28       35,391             -        36,182
Shares issued under employee
   stock purchase plans [NOTE 15]............      862        -          431           -       16,119             -        16,550
Shares issued under stock incentive
   plans [NOTE 15]...........................    1,486        -          743           -       31,912             -        32,655
Tax benefit from stock issued................        -        -            -           -       29,839             -        29,839
Cancellation of restricted stock.............     (722)     (31)        (361)        (15)     (32,774)            -       (33,150)
Unearned compensation - restricted stock.....        -        -            -           -      (14,223)            -       (14,223)
Cash dividends - Circuit City common
   stock ($0.07 per share)...................        -        -            -           -            -       (14,346)      (14,346)
                                              --------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 2001.................  207,020   25,639      103,510      12,820      642,838     1,597,315     2,356,483
Net earnings.................................        -        -            -           -            -       218,795       218,795
Sale of CarMax Group common
   stock [NOTE 5]............................        -    9,517            -       4,758      134,788             -       139,546
Exercise of common stock options [NOTE 15]...      541    1,941          270         971        9,669             -        10,910
Shares issued under employee
   stock purchase plans [NOTE 15]............      867        -          434           -       11,627             -        12,061
Shares issued under stock incentive
   plans [NOTE 15]...........................    1,068        2          534           1       13,605             -        14,140
Tax benefit from stock issued................        -        -            -           -        2,530             -         2,530
Cancellation of restricted stock.............     (673)    (248)        (337)       (124)     (17,995)            -       (18,456)
Unearned compensation - restricted stock.....        -        -            -           -       12,985             -        12,985
Cash dividends - Circuit City common
   stock ($0.07 per share)...................        -        -            -           -            -       (14,556)      (14,556)
                                               -------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 2002.................  208,823   36,851      104,411      18,426      810,047     1,801,554     2,734,438
Net earnings.................................        -        -            -           -            -       106,084       106,084
Exercise of common stock options [NOTE 15]...      311      246          156         123        5,035             -         5,314
Shares issued under employee
   stock purchase plans [NOTE 15]............      457        -          229           -        5,470             -         5,699
Shares issued under stock incentive
   plans [NOTE 15]...........................      843        -          421           -       17,207             -        17,628
Tax benefit from stock issued................        -        -            -           -        9,575             -         9,575
Cancellation of restricted stock.............     (479)      (8)        (240)         (4)      (8,081)            -        (8,325)
Unearned compensation - restricted stock.....        -        -            -           -        9,830             -         9,830
Cash dividends - Circuit City common
   stock ($0.07 per share)...................        -        -            -           -            -       (14,687)      (14,687)
Distribution of CarMax, Inc. common stock
   to shareholders [NOTE 3]..................        -  (37,089)           -     (18,545)           -      (533,836)     (552,381)
Special dividend from CarMax [NOTE 3]........        -        -            -           -            -        28,400        28,400
                                               -------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 2003.................  209,955        -    $ 104,977   $       -    $ 849,083   $ 1,387,515   $ 2,341,575
                                               -------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements



1. BASIS OF PRESENTATION
From February 7, 1997, to October 1, 2002, the common stock of Circuit City Stores, Inc. consisted of two common stock series that were intended to reflect the performance of the company's two businesses. The Circuit City Group common stock was intended to reflect the performance of the Circuit City consumer electronics stores and related operations and the shares of CarMax Group common stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. The CarMax Group common stock was intended to reflect the performance of the CarMax auto superstores and related operations.
   Effective October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations. See Note 3 for an additional discussion of the separation.
   As of February 28, 2002, 65,923,200 shares of CarMax Group common stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group common stock at February 28, 2002, and 74.6 percent at February 28, 2001.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
   (B) USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
   (C) REVENUE RECOGNITION: The company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. The company sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms, including the manufacturer's warranty period, from 12 to 60 months. Because the third parties are the primary obligors under these contracts, commission revenue for the unrelated-third-party extended warranty plans is recognized at the time of sale.
   The company also sells gift cards and records related deferred revenue at the time of sale. For gift cards with an unredeemed balance after 24 months, a monthly service fee is assessed. The liability associated with the sale of gift cards was $46.0 million at February 28, 2003, and $32.4 million at February 28, 2002, and is included in accounts payable on the consolidated balance sheets. Service fee revenue totaled $2.3 million in fiscal 2003, $1.3 million in fiscal 2002 and $0.7 million in fiscal 2001.
   (D) Vendor Allowances: The company receives cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. In accordance with Emerging Issues Task Force No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," the majority of vendor allowances are recognized as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by the company to advertise the vendors' products is reported as a reduction of advertising expense in the period in which the advertising occurs.
   (E) SELLING, GENERAL AND ADMINiSTRATIVE EXPENSES: Interest income recorded as a reduction to selling, general and administrative expenses was $7.9 million for the year ended February 28, 2003, $15.8 million for the year ended February 28, 2002, and $16.6 million for the year ended February 28, 2001.
   (F) STORE OPENING AND LOCATION CLOSING EXPENSES: Non-capital expenditures relating to store openings, including organization and pre-opening costs, are expensed as incurred. When the company commits to a plan to close or relocate a store, estimates of the depreciable lives of fixtures, equipment and leasehold improvements to be abandoned are revised to reflect the use of the assets over their shortened useful life. At a location's cease-use date, estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and building and a provision for the present value of future lease obligations, less estimated sublease income.
   (G) ADVERTISING EXPENSES: All advertising costs are expensed as incurred. Advertising expense was $345.1 million, or 3.5 percent of net sales and operating revenues, in fiscal 2003; $362.0 million, or 3.8 percent, in fiscal 2002; and $422.9 million, or 4.1 percent, in fiscal 2001.
   (H) NET EARNINGS PER SHARE: Basic net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the sum of the weighted average number of shares of Circuit City common stock outstanding and the dilutive potential Circuit City common stock.

   Basic net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the sum of the weighted average number of shares of Circuit City common stock outstanding and the dilutive potential Circuit City common stock.
   Basic net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the weighted average number of shares of CarMax Group common stock outstanding. Diluted net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the sum of the weighted average number of shares of CarMax Group common stock outstanding and the dilutive potential CarMax Group common stock. For fiscal 2003, the shares of CarMax Group common stock have been weighted over the months that CarMax was a wholly owned subsidiary of the company. CarMax became an independent, separately traded public company on October 1, 2002.
   (I) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the company's cash and cash equivalents, accounts receivable, accounts payable, short-term debt and long-term debt approximates fair value. The retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value. Fair value estimates for the company's derivative instruments are based on market prices when available or are derived from financial valuation methodologies such as discounted cash flow analysis.
   (J) CASH AND CASH EQUIVALENTS: Investments in highly liquid debt securities with original maturities of three months or less totaled $844.7 million at February 28, 2003, and $1.22 billion at February 28, 2002, and are included in cash and cash equivalents on the consolidated balance sheets. Cash and cash equivalents held by the company's regulated subsidiaries and not available for general corporate purposes were $48.8 million at February 28, 2003, and $480.9 million at February 28, 2002.
   (K) SECURITIZATIONS: The company enters into securitization transactions to finance credit card receivables originated by its finance operation. These transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Retained interests in securitized receivables are comprised of interest-only strips and various subordinated securities. These retained interests are carried at fair value as determined by the present value of expected future cash flows using estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. The changes in fair value of retained interests are included in finance income on the consolidated statements of earnings.
   (L) DERIVATIVE FINANCIAL INSTRUMENTS: The company enters into interest rate cap agreements in connection with the receivable securitization transactions. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the company recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value.
   (M) MERCHANDISE INVENTORY: Inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. Cost is determined by the average cost method. The company estimates the realizable value of inventory based on assumptions about forecasted consumer demand, market conditions and obsolescence expectations. If the estimated realizable value is less than cost, the inventory value is reduced to its realizable value. If estimates regarding consumer demand and market conditions are inaccurate or unexpected technology changes affect demand, the company could be exposed to losses in excess of amounts recorded.
   (N) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.
   (O) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS: The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. The impairment loss recognized represents the difference between the asset's carrying value and fair value.
   (P) COMPUTER SOFTWARE COSTS: The company capitalizes external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of three years to five years.
   (Q) INCOME TAXES: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The company recognizes a deferred tax asset if it is more likely than not that a benefit will be realized.
   (R) STOCK-BASED COMPENSATION: The company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and related interpretations. Accordingly, no stock-based compensation cost has been recognized. The following table summarizes the effect on net earnings and net earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The pro forma effect on fiscal year 2003 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands                       Years Ended February 28
except per share data)                      2003      2002      2001
--------------------------------------------------------------------------------
Net earnings from continuing
   operations:
   As reported..........................  $41,565   $127,993  $115,238
   Less: fair value impact of employee
      stock compensation................   16,641     16,455    13,236
                                          --------------------------------------
   Pro forma............................  $24,924   $111,538  $102,002
                                          --------------------------------------
Net earnings attributed to Circuit City
   common stock:
   Continuing operations, as reported...  $41,565   $127,993  $115,238
   Discontinued operations,
      as reported......................... 41,303     62,806    34,009
   Less: fair value impact of employee
      stock compensation.................. 16,641     17,302    13,852
                                          --------------------------------------
   Pro forma..............................$66,227  $173,497  $135,395
                                          --------------------------------------

Net earnings per share from
   continuing operations:
   Basic - as reported..........        $  0.20  $   0.62  $   0.57
   Basic - pro forma............           0.12      0.54      0.50
   Diluted - as reported........           0.20      0.62      0.56
   Diluted - pro forma..........           0.12      0.54      0.50
Net earnings per share attributed to
   Circuit City common stock:
   Basic - as reported..........        $  0.40  $   0.93  $   0.73
   Basic - pro forma............           0.32      0.84      0.66
   Diluted - as reported........           0.40      0.92      0.73
   Diluted - pro forma..........           0.32      0.84      0.66


   For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

                                   Years Ended February 28
                               2003         2002         2001
--------------------------------------------------------------------------------

Expected dividend yield......  0.3%         0.6%         0.2%
Expected stock volatility....   70%          62%          49%
Risk-free interest rates.....    5%           5%           6%
Expected lives (in years)....    5            5            5


   Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $13 per share in fiscal 2003, $7 per share in fiscal 2002 and $17 per share in fiscal 2001.
   (S) RISKS AND UNCERTAINTIES: The company is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the company's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets.


3. DISCONTINUED OPERATIONS

Cash flows related to discontinued operations have been segregated on the consolidated statements of cash flows.
   (A) CARMAX: On September 10, 2002, the company's shareholders approved the separation of the CarMax Group from Circuit City Stores, Inc. and the company's board of directors authorized the redemption of the company's CarMax Group common stock and the distribution of CarMax, Inc. common stock to effect the separation. On October 1, 2002, the separation was effective and CarMax, Inc. became an independent, separately traded public company. Each outstanding share of CarMax Group common stock was redeemed in exchange for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. common stock for each share of Circuit City Group common stock owned as of September 16, 2002, the record date for the distribution. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations. The company recorded no gain or loss as a result of the separation.
   With the separation, CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on leases related to 23 CarMax locations. At February 28, 2003, the future minimum fixed lease obligations on these 23 leases totaled $480.9 million.
   The relationship between the company and CarMax is governed by a transition services agreement, under which the company provides CarMax services including human resources, administrative services, special technical services, payroll processing, benefits administration, tax services, television advertising buying, computer center support and telecommunication services, with terms ranging from six to 24 months and varying renewal options. Under the agreement, CarMax pays the company the allocable portion of all direct and indirect costs of providing these services plus 10 percent. Including the 10 percent mark up, the company billed CarMax $6.7 million during fiscal 2003 for services provided after the separation. A tax allocation agreement, which generally provides that pre-separation taxes attributable to the business of each party will be borne solely by that party, also was executed upon the separation.
   Net earnings from the discontinued CarMax operations were $64.5 million for the fiscal year ended February 28, 2003, representing CarMax results for the seven months prior to the separation date. Net earnings from discontinued operations were $90.8 million in fiscal 2002 and $45.6 million in fiscal 2001. Prior to the separation date, CarMax earnings were allocated to the company's Circuit City

Group and CarMax Group common stocks. Circuit City Group earnings included earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to Circuit City Group shareholders. The CarMax Group earnings reflected the remainder of the earnings of the CarMax business.
   The assets and liabilities of the discontinued CarMax operations reflected on the consolidated balance sheet at February 28, 2002, were comprised of the following:

(Amounts in millions)                                    2002
--------------------------------------------------------------
Inventory.............................................  $399.1
Retained interests in securitized receivables.........   120.7
Accounts receivable, net..............................    52.6
Other current assets..................................     5.3
                                                        ------
Total current assets..................................   577.7
Property and equipment, net...........................   121.0
Other assets..........................................    21.5
                                                        ------
Total assets of discontinued CarMax operations........  $720.2
                                                        ------
Accounts payable......................................  $ 87.2
Current installments of allocated long-term debt......    78.6
Other current liabilities.............................    57.6
                                                        ------
Total current liabilities.............................   223.4
Other liabilities.....................................    11.3
                                                        ------
Total liabilities of discontinued CarMax operations...  $234.7
                                                        ------

   (B) DIVX: On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Payments of $10.5 million were made during fiscal 2003, reducing accrued expenses and other current liabilities related to the former Divx operations to $8.0 million on the consolidated balance sheet at February 28, 2003. At February 28, 2002, accrued expenses and other current liabilities of $18.5 million related to the former Divx operations were reflected on the consolidated balance sheet. The discontinued Divx operations had no impact on the net earnings of the company for all periods presented.

4. FINANCE INCOME
Components of pretax finance income were as follows:

                                          Years Ended February 28
(Amounts in millions)                   2003        2002       2001
--------------------------------------------------------------------------------

Securitization income................. $193.9      $226.5     $198.8
Payroll and fringe benefit expenses...   42.9        41.6       43.0
Other direct expenses.................   88.6        78.7       79.0
                                       -----------------------------------------
Finance income........................ $ 62.4      $106.2     $ 76.8
                                       -----------------------------------------

   Securitization income primarily is comprised of the gain on the sale of receivables generated by the company's finance operation, income from the retained interests in the credit card receivables and income related to servicing the receivables, as well as the impact of increases or decreases in the fair value of the retained interests. Finance income does not include any allocation of indirect costs or income. The company presents information on the performance of its finance operation on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefits or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll, as well as retail store expenses.

5. EARNINGS PER SHARE

Reconciliations of the numerator and denominator of basic and diluted earnings per share calculations are presented below.

(Amounts in thousands                    Years Ended February 28
except per share data)                   2003      2002      2001
--------------------------------------------------------------------
Circuit City:
Weighted average common shares........  207,217   205,501   203,774
Dilutive potential common shares:
   Options............................      690       773       885
   Restricted stock...................    1,296       821     1,171
                                        ----------------------------
Weighted average common shares and
   dilutive potential common shares...  209,203    207,095   205,830
                                        ----------------------------
Net earnings available to common
   shareholders from:
   Continuing operations..............  $41,565   $127,993  $115,238
                                        ----------------------------
   Discontinued operations............  $41,303   $ 62,806  $ 34,009
                                        ----------------------------
Basic net earnings per share from:
   Continuing operations..............  $  0.20   $   0.62  $   0.57
   Discontinued operations............     0.20       0.31      0.17
                                        ----------------------------
                                        $  0.40   $   0.93  $   0.73
                                        ----------------------------
Diluted net earnings per share from:
   Continuing operations..............  $  0.20   $   0.62  $   0.56
   Discontinued operations............     0.20       0.30      0.17
                                        ----------------------------
                                        $  0.40   $   0.92  $   0.73
                                        ----------------------------

CarMax Group:
Weighted average common shares........   37,023     32,140    25,554
Dilutive potential common shares:
   Options............................    1,668      1,949     1,332
   Restricted stock...................       10         33        94
                                        ----------------------------
Weighted average common shares and
   dilutive potential common shares...   38,701     34,122    26,980
                                        ----------------------------
Net earnings available to common
   shareholders.......................  $23,216   $ 27,996  $ 11,555
                                        ----------------------------
Basic net earnings per share..........  $  0.63   $   0.87  $   0.45
                                        ----------------------------
Diluted net earnings per share........  $  0.60   $   0.82  $   0.43
                                        ----------------------------

   For fiscal 2003, the shares of CarMax Group common stock have been weighted over the months during which CarMax was a wholly owned subsidiary of Circuit City Stores, Inc. CarMax became an independent, separately traded public company on October 1, 2002. All CarMax results prior to the separation date are presented as results from discontinued operations.

   Certain options were outstanding and not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 17.6 million shares of Circuit City common stock with exercise prices ranging from $7.00 to $27.21 per share were outstanding and not included in the calculation at the end of fiscal 2003; 5.3 million shares with exercise prices ranging from $26.15 to $43.03 per share at the end of fiscal 2002; and 8.5 million shares with exercise prices ranging from $14.75 to $47.53 per share at the end of fiscal 2001. Options to purchase 1.0 million shares of CarMax Group common stock at prices ranging from $20.00 to $26.83 per share were outstanding at the separation date and not included in the calculation at the end of fiscal 2003; all 3.6 million options to purchase shares of CarMax Group common stock were included in the calculation at the end of fiscal 2002; and 1.4 million options to purchase shares of CarMax Group common stock with exercise prices ranging from $6.06 to $16.31 per share were not included at the end of fiscal 2001.
   In a public offering completed during the second quarter of fiscal 2002, Circuit City Stores, Inc. sold 9.5 million CarMax Group shares that previously had been reserved for the Circuit City Group. With the impact of the offering,
64.0 percent of the CarMax Group's fiscal 2003 earnings prior to the separation date were attributed to Circuit City. In fiscal 2002, 64.1 percent of the CarMax Group's earnings were attributed to Circuit City, and in fiscal 2001, 74.6 percent of the CarMax Group's earnings were attributed to Circuit City.

6. SECURITIZATIONS
The company enters into securitization transactions to finance credit card receivables originated by its finance operation. The company has created two special purpose subsidiaries to facilitate these securitization transactions in accordance with the isolation provisions of SFAS No. 140. The finance operation sells credit card receivables to the special purpose subsidiaries, which, in turn, sell these receivables to securitization master trusts. At the time of these sales, the company recognizes gains or losses as a component of finance income. See Note 4. Private-label and co-branded Visa credit card, referred to as private-label, receivables are securitized through one master trust, and MasterCard and Visa credit card, referred to as bankcard, receivables are securitized through a second master trust.
   Each master trust periodically issues securities backed by the receivables in that master trust. Each master trust has issued multiple series of term asset-backed securities having fixed initial principal amounts. In addition, each master trust has issued one or more series of variable funding asset-backed securities having a variable principal amount. Investors in the variable funding asset-backed securities are generally entitled to receive monthly interest payments and have committed to acquire additional variable funding interests up to a stated amount until a stated commitment termination date. Neither master trust agreement provides for recourse to the company for credit losses on the securitized receivables. The finance operation continues to service the securitized receivables for a fee.
   The amounts by which the estimated future finance income from securitized receivables exceed the sum of the contractually specified investor returns and servicing fees are referred to as interest-only strips and are carried at fair value. The special purpose subsidiaries retain these interest-only strips and hold various subordinated asset-backed securities, which serve as credit enhancement for the asset-backed securities held by third-party investors.
   The securitization agreements require that the aggregate outstanding principal balance of the securitized receivables exceeds a specified amount and that the yield on the securitized receivables exceeds specified rates. In addition, the variable funding securitization agreements require that the company meet financial tests relating to minimum tangible net worth, current ratios and debt-to-capital ratios and that the securitized receivables meet specified performance levels relating to default rates, delinquency rates and principal payment rates. If these financial tests or performance levels are not met, or if certain other events occur, it would constitute an early amortization event, in which case the principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full. The company and the securitized receivables were in compliance with these financial tests and performance levels at February 28, 2003, and February 28, 2002.

                                                 Years Ended February 28
(Dollar amounts in millions)                        2003         2002
--------------------------------------------------------------------------------
Total principal amount of credit card
   receivables managed............................ $3,173.9    $2,878.2
Principal amount of receivables securitized....... $3,119.3    $2,828.8
Principal amount of receivables held for sale..... $   54.6    $   49.4
Average serviced receivables...................... $2,898.3    $2,669.6
Unused capacity of the private-label
   variable funding program....................... $   29.5    $   22.9
Unused capacity of the bankcard
   variable funding program....................... $  166.8    $  496.5
Aggregate receivables 31 days or more
   delinquent..................................... $  200.0    $  198.4
Aggregate receivables 31 days or more
   delinquent as a percent of total principal
   amount of credit card receivables managed......      6.3%        6.9%
Principal amount of defaults net of recoveries.... $  270.0    $  262.8
Principal amount of defaults net of recoveries
   as a percent of average serviced receivables...      9.3%        9.8%

   The company completed a $470 million bankcard receivable securitization transaction and a $300 million private-label credit card receivable securitization transaction during fiscal 2003 to replace maturing term securitizations. The company completed no new public securitization transactions during fiscal 2002.
   The finance operation receives annual servicing fees approximating 2 percent of the outstanding principal balance of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

   The following table summarizes certain cash flows received from and paid to the securitization trusts.

                                              Years Ended February 28
(Amounts in millions)                         2003      2002      2001
--------------------------------------------------------------------------------
Proceeds from new securitizations.........  $1,670.3  $1,193.3  $1,092.5
Proceeds from collections reinvested in
   previous credit card securitizations...  $1,524.8  $1,617.2  $1,730.5
Servicing fees received...................  $   53.7  $   51.8  $   52.0
Other cash flows received on
   retained interests*....................  $  164.5  $  195.4  $  173.8

*This amount represents cash flows received from retained interests other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

   In accordance with the allocated carrying value method as prescribed by SFAS No. 140, gains on sales of receivables sold to the securitizations trusts were $93.2 million in fiscal 2003, $101.1 million in fiscal 2002 and $113.2 million in fiscal 2001.
   When determining the fair value of the interest-only strips, the company estimates future cash flows using estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves.
   Retained interests in securitized receivables presented on the consolidated balance sheets are comprised of the following components and constitute the following percentages of the principal amount of receivables securitized.

                                     Years Ended February 28
(Dollar amounts in millions)       2003     %     2002     %
-----------------------------------------------------------------

Interest-only strips............  $136.8    4.4%  $131.9    4.6%
Subordinated securities.........   423.4   13.6    262.6    9.3
                                 --------------------------------
Retained interests in securitized
   receivables..................  $560.2   18.0%  $394.5   13.9%
                                 --------------------------------

   At February 28, 2003, the fair value of the retained interests in securitized receivables was $560.2 million, with a weighted-average life ranging from 0.1 years to 4.5 years. At February 28, 2002, the fair value of the retained interests in securitized receivables was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years.
   The following table presents the key economic assumptions used in measuring the fair value of retained interests at February 28, 2003, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key valuation assumptions at February 28, 2003, are based on portfolio performance and market conditions. These sensitivities are hypothetical and should be used with caution. In the following table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

                                                Impact on Fair   Impact on Fair
                                  Assumptions     Value of 10%    Value of 20%
(Dollar amounts in millions)          Used      Adverse Change    Adverse Change
--------------------------------------------------------------------------------
Monthly payment rate............. 6.4% - 10.9%      $ 9.6             $17.4
Annual default rate.............. 7.1% - 18.0%      $26.3             $51.7
Annual discount rate............. 8.3% - 15.0%      $ 4.1             $ 8.2


7. FINANCIAL DERIVATIVES
The company enters into interest rate cap agreements in connection with the receivable securitization transactions. During fiscal 2003, the company purchased and sold three offsetting interest rate caps with an aggregate initial notional amount of $280.5 million. The total notional amount of interest rate caps outstanding was $512.9 million at February 28, 2003, and $654.9 million at February 28, 2002. Purchased interest rate caps are included in net accounts receivable on the consolidated balance sheets and had a fair value of $4.2 million at February 28, 2003, and $2.4 million at February 28, 2002. Written interest rate caps are included in accounts payable on the consolidated balance sheets and had a fair value of $4.2 million at February 28, 2003, and $2.4 million at February 28, 2002. Fair value is determined from quoted market values.
   The market and credit risks associated with interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. The company mitigates credit risk by dealing with highly rated bank counterparties.

8. PROPERTY AND EQUIPMENT
Property and equipment, stated at cost, is summarized as follows:

                                                          At February 28
(Amounts in thousands)                                   2003        2002
--------------------------------------------------------------------------------

Land............................................... $    13,320   $    22,423
Buildings (20 to 25 years).........................      38,630        44,418
Land held for sale.................................       2,759         2,759
Construction in progress...........................      23,092        15,729
Furniture, fixtures and equipment (3 to 8 years)...     827,504       801,856
Leasehold improvements (10 to 15 years)............     683,100       663,420
Capital leases, primarily buildings (20 years).....      12,406        12,406
                                                    ----------------------------
                                                      1,600,811     1,563,011
Less accumulated depreciation and amortization.....     951,218       830,209
                                                    ----------------------------
Property and equipment, net........................ $   649,593   $   732,802
                                                    ----------------------------

   SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires the revision of depreciation estimates when an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life. For fiscal 2003, accumulated depreciation and amortization includes $6.3 million of accelerated depreciation for assets expected to be disposed in fiscal 2004. Also included in fiscal 2003 accumulated depreciation and amortization is $4.3 million related to additional depreciation expense incurred due to a change in the estimate of the depreciable lives for certain fixtures from 8 years to 5 years.

9. DEBT
Long-term debt is summarized as follows:

                                                      At February 28
(Amounts in thousands)                                2003      2002
---------------------------------------------------------------------
Term loans....................................... $     -     $22,218
Industrial Development Revenue Bonds
   due through 2006 at various prime-based
   rates of interest ranging from 2.8% to 3.7% in
   fiscal 2003 (3.1% to 6.7% in fiscal 2002).....   1,576       3,717
Obligations under capital leases [NOTE 12].......  11,088      11,594
                                                  -------------------
Total long-term debt.............................  12,664      37,529
Less current installments........................   1,410      23,465
                                                  -------------------
Long-term debt, excluding current installments... $11,254     $14,064
                                                  -------------------


   A $100 million outstanding term loan matured in July 2002 and was repaid using existing working capital. At the payment date, $22.2 million had been allocated to Circuit City and is included in payments on long-term debt on the consolidated statement of cash flows for the fiscal year ended February 28, 2003. The remaining balance had been allocated to CarMax and is included in cash used in discontinued operations on the consolidated statement of cash flows for the fiscal year ended February 28, 2003.
   The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of $2.3 million at February 28, 2003, and $5.1 million at February 28, 2002.
   The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2004 - $1.4 million; 2005 - $1.1 million; 2006 - $1.1 million; 2007 - $1.0 million; and 2008 - $1.0 million.
   In connection with the debt agreements, the company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The company was in compliance with all such covenants at February 28, 2003 and 2002.
   A $150 million unsecured revolving facility was not renewed at its August 31, 2002, expiration date.
   Short-term debt is funded through committed lines of credit and informal credit arrangements. Other information regarding short-term debt financing and committed lines of credit is as follows:

                                        Years Ended February 28
(Dollar amounts in thousands)          2003      2002       2001
--------------------------------------------------------------------
Average short-term financing
   outstanding....................  $  1,466   $  2,256   $ 56,065
Maximum short-term financing
   outstanding....................  $ 60,100   $  6,594   $363,199
Aggregate committed lines of credit
   available at year end..........  $210,000   $195,000   $360,000
Weighted average interest rate on
   outstanding short-term debt....       2.9%       4.4%       6.8%

   The company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Capitalized interest totaled $0.7 million in fiscal 2003, $1.3 million in fiscal 2002 and $2.1 million in fiscal 2001.


10. APPLIANCE EXIT COSTS
In the second quarter of fiscal 2001, the company began to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This process was completed in November 2000. To exit the appliance business, the company closed eight distribution centers and eight service centers. The company leases the majority of these closed properties. While the company has subleased some of these properties, it continues the process of marketing the remaining properties to be subleased.
   In fiscal 2001, the company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the company recorded additional lease termination costs of $10.0 million to reflect changes in the rental market for these leased properties. The appliance exit cost liability is included in accrued expenses and other current liabilities on the consolidated balance sheets.
   The appliance exit cost accrual activity and the remaining liability at February 28, 2003, are presented in Table 1.

Table 1
---------------------------------------------------------------------------------------------------------------------------

                                              Total             Liability at          Fiscal 2003         Liability at
                                            Exit Cost           February 28,       Payments, Net of       February 28,
(Amounts in millions)                        Accrual                2002           Accretion Expense          2003
---------------------------------------------------------------------------------------------------------------------------

Lease termination costs..................... $27.8                 $19.7                 $5.9                 $13.8
Fixed asset write-downs, net................   5.0                     -                    -                     -
Employee termination benefits...............   4.4                     -                    -                     -
Other.......................................   2.8                     -                    -                     -
                                             ------------------------------------------------------------------------------
Appliance exit costs........................ $40.0                 $19.7                 $5.9                 $13.8
                                             ------------------------------------------------------------------------------

11. INCOME TAXES
Total income taxes on earnings were allocated as follows:

                                            Years Ended February 28
(Amounts in thousands)                       2003     2002     2001
--------------------------------------------------------------------
Provision for income taxes from
   continuing operations.................. $25,475 $ 78,446  $70,637
Income taxes on discontinued operations...  42,124   55,654   27,918
                                           --------------------------
Total income taxes........................ $67,599 $134,100  $98,555
                                           --------------------------

   The company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations were as follows:

                                      Years Ended February 28
(Amounts in thousands)                 2003    2002     2001
--------------------------------------------------------------
Current:
   Federal.......................... $17,220  $38,854  $52,846
   State............................   2,538   11,588    7,993
                                     --------------------------
                                      19,758   50,442   60,839
                                     --------------------------
Deferred:
   Federal..........................   5,546   27,164    9,505
   State............................     171      840      293
                                     --------------------------
                                       5,717   28,004    9,798
                                     --------------------------
Provision for income taxes.......... $25,475  $78,446  $70,637
                                     --------------------------

   The effective income tax rate differed from the federal statutory income tax rate as follows:

                                        Years Ended February 28
                                         2003    2002   2001
-----------------------------------------------------------------
Federal statutory income tax rate........ 35%    35%    35%
State and local income taxes, net of
   federal benefit.......................  3      3      3
                                         ------------------------
Effective income tax rate................ 38%    38%    38%
                                         ------------------------

   In accordance with SFAS No. 109, "Accounting for Income Taxes," the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities were as follows:

                                                At February 28
(Amounts in thousands)                         2003         2002
-------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses.......................... $ 75,551     $ 61,299
   Other.....................................   14,774        8,639
                                               ----------------------
      Total gross deferred tax assets........   90,325       69,938
Deferred tax liabilities:
   Deferred revenue..........................   79,719       75,079
   Depreciation and amortization.............   36,168       36,123
   Securitized receivables...................   53,718       36,749
   Merchandise inventory.....................   14,173       22,338
   Prepaid expenses..........................   23,361       10,197
   Other.....................................    2,553        3,102
                                              -----------------------
      Total gross deferred tax liabilities...  209,692      183,588
                                              -----------------------
Net deferred tax liability................... $119,367     $113,650
                                              -----------------------

   Based on the company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

12. LEASE COMMITMENTS
The company conducts a substantial portion of its business in leased premises. The company's lease obligations are based upon contractual minimum rates.
   Rental expense and sublease income for all operating leases are summarized as follows:

                                    Years Ended February 28
(Amounts in thousands)             2003       2002       2001
----------------------------------------------------------------
Minimum rentals................. $373,333   $357,849    $345,230
Rentals based on sales volume...      177        292       1,229
Sublease income.................  (47,791)   (46,814)    (44,214)
                                 -------------------------------
Net rental expense.............. $325,719   $311,327    $302,245
                                 -------------------------------

   The company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most leases provide that the company pay taxes, maintenance, insurance and operating expenses applicable to the premises.
   The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.
   In accordance with SFAS No. 13, "Accounting for Leases," the company recognizes rental expense from operating leases on a straight-line basis. Accrued straight-line rent is presented separately on the consolidated balance sheets and was $97.4 million at February 28, 2003, and $77.9 million at February 28, 2002.
   Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the company, as of February 28, 2003, were:

                                                    Operating   Operating
(Amounts in thousands)                     Capital    Lease      Sublease
Fiscal                                     Leases  Commitments    Income
-------------------------------------------------------------------------
2004.................................     $ 1,768 $   333,487  $ (49,875)
2005.................................       1,798     331,807    (47,882)
2006.................................       1,807     329,929    (45,522)
2007.................................       1,853     324,806    (41,540)
2008.................................       1,853     317,866    (39,315)
After 2008...........................       9,153   2,843,091   (368,925)
                                          ------------------------------
Total minimum lease payments.........      18,232 $ 4,480,986  $(593,059)
                                          ------------------------------
Less amounts representing interest...      (7,144)
                                           ------
Present value of net minimum capital
   lease payments [NOTE 9]...........     $11,088
                                          -------

   CarMax currently operates 23 of its sales locations pursuant to various leases under which the company is the primary obligor. In conjunction with the separation, the company assigned each of these operating leases to CarMax. CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on the leases related to these CarMax locations. At February 28, 2003, the future minimum fixed lease obligations on these 23 leases totaled $480.9 million. Amounts presented within this footnote reflect the company's lease commitments on these leases and the corresponding sublease income associated with these CarMax locations.
   In fiscal 2003, the company entered into sale-leaseback transactions with unrelated third parties at an aggregate selling price of $25.1 million ($48.5 million in fiscal 2002 and $61.5 million in fiscal 2001). Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The company does not have continuing involvement under sale-leaseback transactions.
   The liability for non-appliance exit related lease termination costs was $59.4 million at February 28, 2003, and $38.2 million at February 28, 2002, and is included in other liabilities on the consolidated balance sheets.

13. CONTINGENT LIABILITIES
In the normal course of business, the company is involved in various legal proceedings. Based upon the company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company's financial position, liquidity or results of operations.

14. CAPITAL STOCK
   (A) SHAREHOLDER RIGHTS PLAN: In conjunction with the company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the company by a person or group. When exercisable, each right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires 15 percent of the company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the company after the rights become exercisable, each right would be converted into a right to purchase, for half the current market price at that time, shares of stock valued at two times the exercise price. The rights expire in April 2008.
   (B) PREFERRED STOCK: The company has 1.0 million shares of undesignated preferred stock authorized of which no shares are outstanding.
   (C) SHARES REPURCHASED: In January 2003, the company's board of directors authorized the repurchase of up to $200 million of the company's common stock. As of February 28, 2003, no shares had been repurchased.

15. STOCK-BASED INCENTIVE PLANS
   (A) STOCK INCENTIVE PLANS: Under the company's stock incentive plans, nonqualified stock options and other equity-based awards may be granted to management, key employees and outside directors to purchase shares of Circuit City common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of from one year to 10 years from the date of grant. The company has authorized 39.1 million shares of Circuit City common stock to be issued as either options, restricted stock or restricted stock units. At February 28, 2003, 10.2 million shares of Circuit City common stock were available for issuance of options, restricted stock or restricted stock units. The number of shares available for granting at February 28, 2002, was 7.7 million shares of Circuit City common stock.
   In the CarMax separation, the company adjusted the exercise price and the number of shares of each unexercised option to purchase Circuit City Group common stock, other than those options held by CarMax associates. In order to reflect the distribution of the company's interest in the CarMax Group as a dividend to holders of Circuit City Group common stock and to maintain both the intrinsic value of the option and the ratio of exercise price to market value, each option was adjusted by decreasing the exercise price and increasing the number of shares covered by the option. As a result of the separation, the number of shares covered by options to purchase the company's common stock increased by 6.0 million shares. Pursuant to the company's stock incentive plans, the number of shares available for issuance under the company's stock plans were adjusted in the same manner, increasing the number of shares available by 3.4 million shares.
   Also in the separation, each unexercised option to purchase Circuit City Group common stock that was held by a CarMax associate was converted into an option to purchase CarMax, Inc. common stock and the Circuit City option was cancelled. The exercise price and number of shares covered by the option were adjusted to maintain both the intrinsic value of the option and the ratio of exercise price to market value per share. As a result of the separation, options to purchase approximately 30,000 shares of company stock were cancelled.
   Also in the separation, each holder of Circuit City Group restricted stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. restricted stock for each outstanding share of Circuit City Group restricted stock. These restricted shares of CarMax, Inc. common stock are subject to the same terms and conditions as are applicable to the restricted shares of Circuit City common stock.
   (B) RESTRICTED STOCK: Under the 1994 Stock Incentive Plan, management and key employees are granted restricted stock awards and restricted stock unit awards of Circuit City common stock. Restricted stock is granted in the name of the employee, who has all the rights of the shareholder, subject to certain restrictions and forfeitures. Restrictions on the stock awards generally expire three years to seven years from the date of grant. Total restricted stock awards of 0.8 million shares of Circuit City common stock were granted to eligible employees in fiscal 2003. Total restricted stock awards of 1.1 million shares were granted to eligible employees in fiscal 2002. In fiscal 2001, 1.5 million restricted shares were granted, including 1.0 million shares granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 0.8 million shares from the replacement grant vest two-and-one-half years from the grant date, and the remaining 0.3 million shares vest four years to five years from the grant date with accelerated vesting if certain performance factors are met. The market value, at the grant date, of all restricted shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2003, $20.0 million was charged to operations ($15.6 million in fiscal 2002 and $11.2 million in fiscal
2001). As of February 28, 2003, 2.3 million restricted shares of Circuit City common stock were outstanding.
   In fiscal 2003, the company began issuing restricted stock units. Restricted stock units are granted in the name of the employee, who is entitled to receive dividends, but has no voting rights for any restricted stock units held. These restricted stock units are redeemed for company stock once the deferral restriction period has been satisfied. If these restricted stock units are forfeited or cancelled, the shares reserved for the restricted stock units are available for granting. Total restricted stock units of 0.5 million were granted to eligible employees in fiscal 2003. The cost of this grant, as determined by the market price of the common stock at the grant date, is recognized over the vesting period, generally three years. In fiscal 2003, a total of $0.8 million related to restricted stock units was charged to operations.
   (C) EMPLOYEE STOCK PURCHASE PLAN: The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of Circuit City common stock. The company matches $0.15 for each $1.00 contributed by employees. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The company has authorized
16.1 million shares of Circuit City common stock for purchase under the plan. At February 28, 2003, a total of 1.1 million shares remained available under the plan. During fiscal 2003, 1.2 million shares of common stock were issued to or purchased on the open market on behalf of employees (0.9 million shares in fiscal 2002 and 0.9 million shares in fiscal 2001). The average price per share of common stock purchased under the plan was $13.32 in fiscal 2003, $17.59 in fiscal 2002 and $29.93 in fiscal 2001. The company match totaled $1.6 million in fiscal 2003, $1.9 million in fiscal 2002 and $2.5 million in fiscal 2001.
   (D) 401 (K) PLAN: The company sponsors a 401(k) plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees can contribute up to 40 percent of their salaries up to the annual limit as designated by the Internal Revenue Service. The company matches $0.25 for each $1.00 contributed by employees up to 5 percent of the employee's salary. The company's expense for this plan was $3.6 million in fiscal 2003, $3.5 million in fiscal 2002 and $4.0 million in fiscal 2001.
   The company's stock option activity is summarized in Table 2. Table 3 summarizes information about stock options outstanding as of February 28, 2003.

Table 2                                       2003                           2002                             2001
---------------------------------------------------------------------------------------------------------------------------

                                             Weighted Average                 Weighted Average             Weighted Average
(Shares in thousands)                 Shares  Exercise Price         Shares    Exercise Price      Shares   Exercise Price
---------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year..... 11,991        $23.60            8,720        $28.59            7,380        $25.07
Granted..............................  1,520         21.30            4,423         12.80            4,280         34.80
Adjustments due to CarMax separation:
   Granted........................... 17,865         15.42                -             -                -             -
   Cancelled.........................(11,911)        23.14                -             -                -             -
Exercised............................   (311)        13.06             (541)        15.45           (1,526)        23.64
Cancelled............................ (1,532)        25.60             (611)        23.96           (1,414)        34.25
                                      ------                            ---                          -----
Outstanding at end of year........... 17,622        $15.44           11,991        $23.60            8,720        $28.60
                                      ------                         ------                          -----
Options exercisable at end of year...  9,092        $16.97            4,346        $25.33            3,158        $21.86
                                      ------                         ------                          -----


Table 3                                          Options Outstanding                               Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average
(Shares in thousands)                 Number          Remaining    Weighted Average             Number     Weighted Average
Range of Exercise Prices            Outstanding   Contractual Life  Exercise Price            Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------------

$ 6.33 to  8.30..................      5,349             6.1            $ 8.29                   1,674           $ 8.29
  8.75 to 11.12..................      2,219             3.1              9.99                   1,600            10.13
 11.17 to 14.45..................      1,806             2.5             13.16                   1,707            13.17
 14.52 to 18.63..................      2,057             6.9             14.64                      69            15.71
 19.15 to 23.48..................      4,484             5.3             23.47                   2,503            23.47
 25.83 to 27.21..................      1,707             4.3             27.20                   1,539            27.21
                                      ------                                                    ------
Total............................     17,622             5.1            $15.44                   9,092           $16.97
                                      ------                                                     -----

16. PENSION PLANS
The company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least 21 years of age and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included
1.3 million shares of Circuit City common stock at February 28, 2003 and 2002. Company contributions were $52.9 million in fiscal 2003, $7.6 million in fiscal 2002 and $14.1 million in fiscal 2001.
   The following tables set forth the pension plan's financial status:

                                                Years Ended February 28
(Amounts in thousands)                              2003        2002
-----------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year.........   $169,130   $147,912
Service cost....................................     14,450     14,124
Interest cost...................................     12,259     11,033
Plan amendments (a).............................      1,003          -
Actuarial loss..................................      6,094      1,604
Benefits paid...................................     (5,103)    (5,543)
Curtailments....................................     (4,879)         -
                                                   -------------------
Benefit obligation at end of year...............   $192,954   $169,130
                                                   -------------------
Change in plan assets:
Fair value of plan assets at beginning of year...  $125,031   $130,351
Actual return on plan assets.....................  (24,980)    (7,356)
Employer contributions...........................   52,892      7,579
Adjustment for CarMax separation (b).............      477          -
Benefits paid....................................   (5,103)    (5,543)
                                                   ------------------
Fair value of plan assets at end of year......... $148,317   $125,031
                                                  -------------------
Reconciliation of funded status:
Funded status.................................... $(44,637)  $(44,098)
Unrecognized actuarial loss......................   74,819     35,409
Unrecognized prior service benefit...............      892       (140)
Unrecognized loss adjustment (b).................    4,055          -
                                                  -------------------
Net amount recognized (c)........................ $ 35,129   $ (8,829)
                                                  -------------------

(a) The Company adopted The Tax Relief Act of 2001.
(b) Adjustments reflect final separation of CarMax from the Circuit City pension plan.
(c) Of the $35.1 million recognized at February 28, 2003, $15.0 million is included in prepaid expenses and other current assets and the remaining $20.1 million is included in other assets on the consolidated balance sheet. The $8.8 million recognized at February 28, 2002, is included in accrued expenses and other current liabilities on the consolidated balance sheet.

   The components of net pension expense were as follows:

                                          Years Ended February 28
(Amounts in thousands)                   2003       2002       2001
---------------------------------------------------------------------
Service cost......................... $ 14,450    $ 14,124   $ 12,617
Interest cost........................   12,259      11,033      8,690
Expected return on plan assets.......  (13,389)    (12,527)   (10,914)
Amortization of prior service cost...      (28)       (141)      (140)
Amortization of transitional asset...        -        (199)      (199)
Recognized actuarial loss (gain).....      174          (1)      (274)
                                      -------------------------------
Net pension expense.................. $ 13,466    $ 12,289   $  9,780
                                      -------------------------------

   Assumptions used in accounting for the pension plan were:

                                            Years Ended February 28
                                            2003      2002      2001
--------------------------------------------------------------------------------
Weighted average discount rate............  6.60%     7.25%     7.50%
Rate of increase in compensation levels...  5.00%     6.00%     6.00%
Expected rate of return on plan assets....  8.25%     9.00%     9.00%

   The company also has an unfunded nonqualified plan that restores retirement benefits for senior executives who are affected by Internal Revenue Code limitations on benefits provided under the company's pension plan. The liability recorded under the plan was $10.5 million at February 28, 2003, and $8.5 million at February 28, 2002, and is included in accrued expenses and other current liabilities on the consolidated balance sheets. The projected benefit obligation under the plan was $10.7 million at February 28, 2003, and $16.4 million at February 28, 2002.

17. RECENT ACCOUNTING PRONOUNCEMENTS
Effective in the first quarter of fiscal 2003, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. The adoption of SFAS No. 144 did not have a material impact on the company's financial position, results of operations or cash flows.
   Effective in the third quarter of fiscal 2003, the company adopted SFAS No. 146, which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. The adoption of SFAS No. 146 did not have a material impact on the company's financial position, results of operations or cash flows.
   Effective in the fourth quarter of fiscal 2003, the company adopted EITF No. 02-16, which requires that cash consideration received by a reseller from a vendor be characterized as a reduction of cost of sales unless the cash consideration represents a payment for assets or services delivered to the vendor, in which case, the consideration would be characterized as revenue or other income. If the cash consideration represents a reimbursement of specific, incremental, identifiable direct costs incurred by a reseller to sell a vendor's products, the consideration would be characterized as a reduction of those direct costs. As the company's policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on the company's financial position, results of operations or cash flows.
   Effective  in the first  quarter of fiscal 2004,  the company  plans to adopt
SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 is not expected to have a material impact on the company's financial position, results of operations or cash flows.
   In November 2002, the Financial Accounting Standards Board issued EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF No. 00-21 will be effective for the company's third quarter of fiscal 2004. The company has not yet determined the impact, if any, of adopting this standard.
   In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. All securitization transactions accounted for as a sale in accordance with SFAS No. 140 are accomplished through qualifying special purpose entities, and these transactions are not subject to the provisions of FIN No. 46. Circuit City leases one of its corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. If the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, the building and the related debt will be recorded on the consolidated balance sheet. The company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.


18. RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to classifications adopted in fiscal 2003. Effective in the first quarter of fiscal 2003, the company adopted EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," which includes provisions requiring that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. Previously, the company recorded these rebates in cost of sales, buying and warehousing. The reclassification of rebates from cost of sales, buying and warehousing to sales decreased sales and cost of sales, buying and warehousing by $71.6 million in fiscal 2002 and $128.1 million in fiscal 2001. This reclassification had no impact on the company's results of operations.
   Pretax profits from Circuit City's finance operation, previously recorded as a reduction to selling, general and administrative expenses, are presented separately on the consolidated statements of earnings.


19. QUARTERLY FINANCIAL DATA (UNAUDITED)
(Amounts in thousands   First Quarter         Second Quarter         Third Quarter          Fourth Quarter          Year
except per share data) 2003       2002        2003       2002       2003      2002          2003      2002    2003        2002
------------------------------------------------------------------------------------------------------------------------------------
Net sales and
 operating
 revenues..........$2,118,243 $1,870,621 $2,221,204 $2,023,209 $2,421,687  $2,263,176 $3,192,396 $3,361,225 $9,953,530 $9,518,231
                      -------------------------------------------------------------------------------------------------------------
Gross profit.......$  513,350 $  462,393 $  525,888 $  496,544 $  548,114  $  551,151 $  762,973 $  817,884 $2,350,325 $2,327,972
                   ---------------------------------------------------------------------------------------------------------------
Net (loss) earnings
  from:
   Continuing
   operations......$   (1,256)$   (9,605)$  (11,185)$  (12,541)$  (21,343) $    9,245 $   75,349 $  140,894 $   41,565 $  127,993
   Discontinued
   operations
   attributed to:
     Circuit City
     common stock..    18,722     19,740     20,298      19,363      2,283     11,889          -     11,814     41,303     62,806
     CarMax Group
     common stock..    10,516      6,832     11,416       8,028      1,284      6,554          -      6,582     23,216     27,996
                   --------------------------------------------------------------------------------------------------------------
Net earnings
(loss).............$   27,982 $   16,967 $   20,529 $    14,850 $  (17,776)$   27,688 $   75,349 $  159,290 $  106,084 $  218,795
                   --------------------------------------------------------------------------------------------------------------
Net (loss) earnings
   per share:
Basic:
   Continuing
   operations......$    (0.01)$    (0.05)$    (0.05)$     (0.06)$    (0.10)$     0.04 $     0.36 $     0.68 $     0.20 $     0.62
   Discontinued
   operations
   attributed to:
    Circuit City
    common stock...      0.09       0.10       0.10       0.09        0.01       0.06          -       0.06       0.20       0.31
                   --------------------------------------------------------------------------------------------------------------
                   $     0.08 $     0.05 $     0.04 $      0.03 $    (0.09)$     0.10 $     0.36 $     0.74 $     0.40 $     0.93
                   --------------------------------------------------------------------------------------------------------------
    CarMax Group
    common stock...$     0.28 $     0.26 $     0.31 $      0.27 $     0.03 $     0.18 $        - $     0.18 $     0.63 $     0.87
                   --------------------------------------------------------------------------------------------------------------
Diluted:
   Continuing
   operations......$    (0.01)$    (0.05)$    (0.05)$     (0.06)$    (0.10)$     0.04 $     0.36 $     0.67 $     0.20 $     0.62
   Discontinued
   operations
   attributed to:
    Circuit City
    common stock...      0.09       0.10       0.10        0.09       0.01       0.06          -       0.06       0.20       0.30
                   --------------------------------------------------------------------------------------------------------------

                   $     0.08 $     0.05 $     0.04 $      0.03 $    (0.09)$     0.10 $     0.36 $     0.73 $     0.40 $     0.92
                   --------------------------------------------------------------------------------------------------------------

    CarMax Group
    common stock...$     0.27 $     0.25 $     0.30 $      0.25 $     0.03 $     0.17 $        - $     0.17 $     0.60 $     0.82
                   --------------------------------------------------------------------------------------------------------------

Year-to-date earnings per share are calculated by dividing year-to-date earnings by the weighted average shares outstanding for the full year. Therefore, year-to-date earnings per share do not equal the sum of the quarterly earnings per share.

Independent Auditors' Report

The Board of Directors and  Stockholders  of Circuit City Stores,  Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2003 and 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.



/s/KMPG LLP
Richmond, Virginia
April 2, 2003