Form 10-K, Exhibit 13
period 2004-02-29
CIRCUIT CITY STORES INC
filed 2004-05-10
CIK 104599

Exhibit 13


SELECTED FINANCIAL DATA

                                                                 2004         2003         2002         2001          2000
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED SUMMARY OF NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS
(Amounts in millions except per share data)
Net sales and operating revenues............................... $9,745       $ 9,954      $ 9,518      $10,330      $10,503
Gross profit................................................... $2,227       $ 2,350      $ 2,328      $ 2,466      $ 2,622
(Loss) earnings from continuing operations before income taxes. $   (1)      $    (5)     $   107      $   137      $   438
Net (loss) earnings from continuing operations................. $   (1)      $    (5)     $    68      $    83      $   271
Net (loss) earnings per share from continuing operations:
   Basic....................................................... $   --       $ (0.03)     $  0.33      $  0.41      $  1.35
   Diluted..................................................... $   --       $ (0.03)     $  0.33      $  0.41      $  1.33

CONSOLIDATED SUMMARY OF NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS PERCENTAGES
(% of sales except effective tax rate)
Gross profit...................................................   22.9          23.6         24.5         23.9         25.0
(Loss) earnings from continuing operations before income taxes.     --          (0.1)         1.1          1.3          4.2
Effective tax rate.............................................   36.5           3.3         36.7         38.9         38.1
Net (loss) earnings from continuing operations.................     --          (0.1)         0.7          0.8          2.6

CONSOLIDATED SUMMARY BALANCE SHEETS
(Amounts in millions)
Total current assets........................................... $2,919       $ 3,088      $ 3,653      $ 2,847      $ 2,943
Property and equipment, net.................................... $  586       $   650      $   733      $   797      $   753
Long-term deferred income tax assets........................... $   99       $    65      $    26      $     4      $    --
Other assets................................................... $   29       $    39      $    11      $     9      $    10
Long-term assets of discontinued operations.................... $   --       $    --      $   143      $   218      $   250
Total assets................................................... $3,633       $ 3,841      $ 4,565      $ 3,876      $ 3,955
Total current liabilities...................................... $1,177       $ 1,275      $ 1,619      $ 1,272      $ 1,406
Long-term debt, excluding current installments................. $   23       $    11      $    14      $    33      $   128
Accrued straight-line rent and other liabilities............... $  210       $   181      $   162      $   105      $   123
Long-term deferred income tax liabilities...................... $   --       $    --      $    --      $    --      $    11
Long-term liabilities of discontinued operations............... $   --       $    --      $    10      $    92      $   134
Total liabilities.............................................. $1,409       $ 1,467      $ 1,805      $ 1,502      $ 1,802
Total stockholders' equity..................................... $2,224       $ 2,374      $ 2,761      $ 2,373      $ 2,153
Total liabilities and stockholders' equity..................... $3,633       $ 3,841      $ 4,565      $ 3,876      $ 3,955

CONSOLIDATED SUMMARY OF CASH FLOWS FROM CONTINUING OPERATIONS
(Amounts in millions)
Depreciation and amortization.................................. $  198       $   157      $   134      $   126      $   133
Cash flow from operating activities of continuing operations... $ (132)      $  (164)     $   887      $    86      $   609
Capital expenditures........................................... $  176       $   151      $   173      $   275      $   177

OTHER DATA
Cash dividends per share paid.................................. $ 0.07       $  0.07      $  0.07      $  0.07      $  0.07
Return on average stockholders' equity (%).....................     --          (0.2)         2.6          3.7         13.3
Number of Associates at year-end............................... 43,211        38,849       45,327       53,302       54,800
Number of Circuit City retail units at year-end................    604           626          624          629          616

All earnings per share and dividends per share calculations have been adjusted to reflect a two-for-one stock split effective June 30, 1999. On June 16, 1999, Digital Video Express announced that it would discontinue operations. On October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business. On November 18, 2003, the company completed the sale of its bankcard finance operation. Results from continuing operations shown above exclude Digital Video Express, CarMax and the bankcard finance operation. All periods reflect the adoption of SFAS No. 123, as amended by SFAS No. 148.

See consolidated financial statements and accompanying notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis is designed to provide the reader of financial statements with a narrative on our results of operations; financial position, liquidity and capital resources; critical accounting policies and significant estimates; and the impact of recently issued accounting standards. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report to shareholders and the section titled "Forward-Looking Statements" on page 24. All per share amounts in this discussion are presented on a diluted basis.


EXECUTIVE SUMMARY
In recent years, we have made several significant changes in Circuit City's operating structure as we focus attention on improving the results of our core Circuit City business. These changes have included the following:
o Effective October 1, 2002, we separated the CarMax auto superstore business from the Circuit City business through a tax-free transaction in which CarMax, Inc. became an independent, separately traded public company.
o In November 2003, we sold our bankcard finance operation to FleetBoston Financial. We will continue to service the bankcard accounts for FleetBoston until final conversion to FleetBoston's system. We expect this conversion to occur in our first fiscal quarter ending May 31, 2004.
o In January 2004, we signed an agreement to sell our private-label finance operation to Bank One Corporation and to enter into an ongoing arrangement under which Bank One will offer private-label and co-branded credit cards to both new and existing customers. We expect that this transaction, which is subject to regulatory approvals and other consents, will close in the second calendar quarter of 2004.
     Results from both CarMax and the bankcard finance operation are presented as results from discontinued operations on the consolidated financial statements and accompanying notes included in this annual report to shareholders.
     In our core Circuit City business, we have faced strong competition over the past several years from other large national retailers. Retail prices on many of the products we sell have declined significantly as the rapid development time of digital technology has led to shorter life cycles for products or features. These short life cycles have resulted in the early introduction of products into a wide variety of retailers, including not only specialty chains but also major discounters, and put pressure on gross profit margins. Our most immediate goals are to increase both our total and our comparable store merchandise sales volumes and reduce our costs and expenses so that we are competing profitably. Success in these areas would improve our operating margin, an important metric of our financial performance.
     After some improvement in fiscal 2003, we were disappointed by our sales performance in fiscal 2004. From the beginning of fiscal 2001 through February 29, 2004, we built as new, relocated or fully remodeled 131 stores as part of an overall effort to bring a more contemporary shopping experience to Circuit City customers. In addition to new store designs, we have increased inventory levels in virtually all stores to help ensure that customers find the industry's most popular products and complete consumer electronics solutions, including all the accessories they need. As we build stores, we are committed to selecting superior real estate, and so, the mix of new versus relocated stores opened in any one year will depend upon the availability of excellent sites. In fiscal 2004, we identified approximately 100 new trade areas and expect to build stores in a number of these areas, depending upon real estate availability. We also have built an award-winning e-commerce site, circuitcity.com, that provides extensive product information and the ultimate shopping convenience. Despite these changes, our store-level execution was not consistent with our expectations in fiscal 2004. In fiscal 2005, we will focus significant attention on improving in-store customer service.
     Although gross profit margins declined in fiscal 2004, we achieved progress on expense reductions. We reduced our labor costs in comparable stores by approximately $130 million in fiscal 2004 primarily by changing, in late fiscal 2003, from a compensation structure that included a mix of commissioned and hourly Associates to a single hourly structure. We also started other initiatives to help stabilize the gross profit margin and reduce expenses in fiscal 2004 and will continue to aggressively pursue additional improvements.
     We believe that our available cash resources are sufficient to fund our fiscal 2005 activities, which may include
o    purchases of merchandise inventory;
o    capital expenditures, primarily for new and relocating stores;
o funding of the private-label credit card receivables until completion of the sale;
o    payment of dividends;
o    expansion of our Web business;
o    repurchases of common stock; and
o acquisitions that would support the initiatives underway in our core business.
     We also have the ability to utilize sale-leaseback transactions and tenant improvement allowances to fund store construction and to utilize our revolving credit facility for short-term borrowing needs.
     On March 31, 2004, we announced that we signed a definitive agreement to acquire InterTAN, Inc. InterTAN is a leading consumer electronics retailer of both private-label and internationally branded products with headquarters in Barrie,

Ontario. On April 13, 2004, we commenced a cash tender offer of $14 per InterTAN common share. If successful, the tender offer would be followed by a merger that would result in InterTAN becoming a subsidiary of Circuit City. We expect the cost of the acquisition, including estimated transaction costs, will be approximately $300 million. We believe that this acquisition would enable us to accelerate the offering of private-label merchandise in our U.S. stores. We believe that sales of private-label merchandise can contribute to stabilizing our gross profit margin. This acquisition also would give us our first presence in the Canadian market through a company that has a proven track record and would create inventory purchasing synergies for both companies.


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

Calculation of the Value of Retained Interests in Securitization Transactions
We securitize the credit card receivables generated by our private-label finance operation and retain an interest in the receivables. We securitized the credit card receivables generated by our bankcard finance operation prior to the sale of that operation in November 2003. In accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we account for the securitizations as sales of the credit card receivables. At February 29, 2004, the fair value of the retained interests in securitized private-label receivables was $425.7 million and was determined based on the estimated net proceeds from the planned sale of the company's private-label finance operation. At February 28, 2003, the fair value of the retained interests in securitized private-label receivables was $239.1 million and was determined based on the present value of expected future cash flows. Note 6 to the consolidated financial statements includes a discussion of our credit card securitizations.

Calculation of the Liability for Lease Termination Costs
We account for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, "Costs Associated with Lease Modification or Termination," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal
Activities," as applicable. When leased properties are no longer used for operating purposes, we recognize a liability for remaining costs related to the properties, reduced by any contractual or estimated sublease income. Inherent in the calculation of the liability for lease termination costs are significant management judgments and estimates, including estimates of future sublease revenues, vacancy periods, tenant improvement allowances, broker fees, taxes, insurance and maintenance costs, and the credit-adjusted risk-free interest rate used to discount the expected net cash payments. With assistance from independent third parties, we review these judgments and estimates on a quarterly basis, and the lease termination cost liability is adjusted as appropriate. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs.
     The liability for lease termination costs was $105.3 million at February 29, 2004, and $74.3 million at February 28, 2003, and is included in other liabilities on the consolidated balance sheets. Notes 2(F) and 2(P) to the consolidated financial statements include a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

Accounting for Pension Plans
We account for our defined benefit pension plan and our unfunded nonqualified benefit restoration plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that net pension expense recognized in financial statements be determined on an actuarial basis. SFAS No. 87 requires that the effects of both the performance of pension plan assets and changes in pension liability discount rates on the computation of net pension expense be amortized over future periods.
     A significant element in determining the net pension expense is the expected return on plan assets. To develop the expected long-term rate of return assumption on our pension plan assets, we use historical long-term return experience, the expected investment mix of the plan's assets and estimates of future long-term investment returns. The rate of return assumption is reviewed annually and adjusted as appropriate. For fiscal 2004, our expected rate of return on plan assets was 8.25 percent compared with 9.00 percent for fiscal 2003. Net pension expense for our pension plans was $18.4 million in fiscal 2004, $15.7 million in fiscal 2003 and $14.7 million in fiscal 2002. These expenses are included in selling, general and administrative expenses on the consolidated statements of operations.
     At the end of each fiscal year, we determine the weighted average discount rate used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension liabilities could be effectively settled at the end of the year. When estimating the discount rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency. The weighted average discount rate was 6.00 percent at February 29, 2004, and 6.60 percent at February 28, 2003. The decline in our weighted average discount rate was due to the decline in market interest rates.
     The rate of increase in compensation levels is another assumption used for determining net pension expense. We determine this rate based upon annual reviews of plan participants' historical levels of salary increases and expectations regarding potential future salary increases. Note 15 to the consolidated financial statements includes a discussion of our pension plans.

Accounting for Stock-Based Compensation Expense
We account for stock-based compensation expense in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." We value stock options issued using the Black-Scholes option valuation model and recognize expense over the period in which the options vest. This valuation model was developed for use in estimating the fair value of traded options that do not have vesting restrictions and are fully transferable. Option valuation models require us to make highly subjective assumptions, including the expected future volatility of the stock price, expected dividend yield, risk-free interest rate and expected life of the option. Because the stock options granted have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, the existing option valuation models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of our employee stock options. Note 14(B) to the consolidated financial statements includes a discussion of the assumptions used in the Black-Scholes model and the estimated fair value of our stock options.

Accounting for Cash Consideration Received from Vendors
We account for cash consideration received from vendors in accordance with EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," EITF No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," and EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Customers by Manufacturers." We receive cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. Given the promotional nature of our business, these vendor allowances are generally intended to offset our costs of promoting, advertising and selling the vendors' products in our stores. Inherent in the accounting for cash consideration received from vendors are significant management judgments and estimates, including the percentage of vendor allowances to be amortized to cost of sales, buying and warehousing and the percentage of vendor allowances that relate to inventory still on hand. We review these judgments and estimates on a monthly basis and make adjustments as appropriate.
     We recognize the majority of vendor allowances as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by us to advertise the vendors' products is reported as a reduction of advertising expense in the period in which the advertising occurs.
     In November 2003, the Financial Accounting Standards Board issued EITF No. 03-10, which addresses whether consideration received by a reseller from a vendor that represents reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers should be recorded as a reduction of the cost of the reseller's purchases from the vendor, and therefore, characterized as a reduction of cost of sales under the guidance in EITF No. 02-16. We adopted EITF No. 03-10 in the fourth quarter of fiscal 2004. Because our policies already were consistent with the provisions of EITF No. 03-10, the adoption of this standard did not have an impact on our financial position, results of operations or cash flows. Note 2(D) to the consolidated financial statements includes a discussion of our accounting policies related to vendor allowances.

RESULTS OF OPERATIONS
Statement of Financial Accounting Standards No. 123
Effective December 1, 2003, we adopted the fair value recognition provisions for stock-based compensation in accordance with SFAS No. 123, as amended by SFAS No.
148. As a result, we now recognize an expense associated with stock options and the employee stock purchase plan. We restated prior periods to reflect the adoption of this standard. The expense associated with stock options and the employee stock purchase plan are presented as stock-based compensation expense on the consolidated statements of operations. Stock-based compensation expense also includes expenses related to restricted stock, which were previously included in selling, general and administrative expenses.

Net Sales and Operating Revenues
For the fiscal year ended February 29, 2004, our total sales decreased 2 percent to $9.75 billion, and comparable store merchandise sales decreased 3 percent. In fiscal 2003, total sales increased 5 percent to $9.95 billion from $9.52 billion in fiscal 2002, and comparable store merchandise sales increased 4 percent.
     A store's sales are included in comparable store merchandise sales after the store has been open for a full year. All Web-originated sales are included in comparable store merchandise sales. Sales from relocated stores are included in comparable store merchandise sales. Sales from closed stores are included in comparable store merchandise sales until the month in which the stores are closed.

PERCENT SALES CHANGE FROM PRIOR YEAR
Fiscal                                     Total  Comparable
-------------------------------------------------------------------------------

2004.......................................(2)%       (3)%
2003....................................... 5 %        4 %
2002.......................................(8)%      (10)%

     The fiscal 2004 total sales decrease reflects the decline in comparable store merchandise sales partly offset by the addition of eight Superstores. In February 2004, we closed 19 underperforming Superstores. We also closed one Superstore in advance of the planned opening of a replacement Superstore early in fiscal 2005. None of the closings had a material impact on fiscal 2004 total sales.
     The fiscal 2003 total sales increase reflects the increase in comparable store merchandise sales and the addition of eight Superstores. In April 2002, we closed one underperforming Superstore. The fiscal 2003 sales results reflect progress towards improving the overall shopping experience in our stores, but were also achieved against a 10 percent comparable store merchandise sales decline for fiscal 2002.
     We were disappointed by the comparable store merchandise sales decline in fiscal 2004, especially given the gains we produced in fiscal 2003. Our store Associates worked through major changes in the operating model during fiscal 2004, and we believe that store execution suffered as a result. This weak execution was reflected in an overall reduction in customer satisfaction levels. Higher-than-normal turnover in store-level management contributed to the reduction. In fiscal 2005, we will refocus on execution and the consistent delivery of outstanding customer service in all stores.
     We also believe the lower sales reflect our continued need to upgrade our store base and improve execution of our merchandising and marketing programs. In addition, we believe the results reflect our industry's continued intense competition and short product life cycles, both of which have reduced average retail prices and thus the average ticket in our stores.
     During the past two years, we have focused on

o    providing better customer service by updating our store design;
o relocating older stores, giving them the benefits of both a better location and an updated design;
o changing our sales strategy, including eliminating our commissioned compensation structure at the end of fiscal 2003;
o introducing new merchandising strategies, such as better in-stock positions in key categories, placement of more inventory on the sales floor and maintaining a "good/better/best" selection;
o implementing merchandise and product specialist training programs that emphasize the need to sell complete solutions to customers and that we expect to help increase the average ticket;
o driving traffic to our stores through a more focused marketing campaign and attractive promotions, particularly in traffic-driving categories such as entertainment software; and
o utilizing the Web to deliver extensive product information and the convenience of e-commerce to our customers.

     For fiscal  2004,  we  generated  strong  comparable  store sales growth in digital imaging products and accessories; LCD and plasma display devices; digital televisions, including slim-line technologies; notebook computers; and the traffic-driving movies and music software categories. Web-originated sales grew strongly throughout fiscal 2004.
     In fiscal 2003, we experienced solid sales growth in the television category, driven by strong sales of big-screen televisions, particularly digital televisions, and portable televisions, as well as growing sales of new display technologies, including plasma and LCD display devices. We also generated strong sales increases in entertainment software products, driven by sales gains in DVD movies and video game software. Sales of mobile electronics increased, reflecting consumer interest in new in-car audio and video products. In the second half of fiscal 2003, sales weakened in two higher margin categories, digital satellite systems and wireless communications, reflecting, we believe, the slowing in new subscriber growth for these categories.

PERCENT OF MERCHANDISE SALES BY CATEGORY
Fiscal                             2004      2003      2002
--------------------------------------------------------------------------------

Video.............................  41%       40%       39%
Audio.............................  13        15        15
Information technology............  32        32        34
Entertainment.....................  14        13        12
                                   ---------------------------------------------

Total............................. 100%      100%      100%
                                   ---------------------------------------------

     From the beginning of fiscal 2001 through February 29, 2004, we built as new, relocated or fully remodeled 131 stores. As of February 29, 2004, 24 of the relocated stores had been open for more than six months. In their first full six months following grand opening, these stores produced an average sales change that was approximately 28 percentage points better than the sales pace of the remainder of the store base during the same time periods and an internal rate of return of approximately 16 percent. As we continue to add stores to the relocation base, we expect results from relocated stores will vary.

STORE MIX
                                     Retail Units at Year-End
Fiscal                                2004     2003     2002
--------------------------------------------------------------------------------

Superstores........................... 599     611       604
Mall-based stores.....................   5      15        20
                                       -----------------------------------------

Total................................. 604     626       624
                                       -----------------------------------------



SUPERSTORE SALES PER TOTAL SQUARE FOOT
Fiscal
--------------------------------------------------------------------------------

2004................................................... $484
2003................................................... $491
2002................................................... $478



SUPERSTORE SQUARE FOOTAGE SUMMARY
Fiscal                            Total Sq. Ft  Selling Sq. Ft.
--------------------------------------------------------------------------------

2004...............................20,133,411    12,063,551
2003...............................20,271,427    12,003,045
2002...............................20,046,725    11,755,124



EXTENDED WARRANTY REVENUE
                              Years Ended February 29 or 28
(Dollar amounts in millions)   2004       2003       2002
--------------------------------------------------------------------------------

Extended warranty revenue....   $325.5     $360.2     $375.6
Percent of total sales.......      3.3%       3.6%       3.9%

     We sell extended warranty programs on behalf of unrelated third parties who are the primary obligors. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percentage of total sales from fiscal 2003 to fiscal 2004 primarily reflects

o the declines in average retails and rapid technological developments, both of which encourage consumers to replace products rather than purchase warranties that would cover future repairs and
o weak in-store execution, resulting, we believe, from a substantial increase in part-time sales Associates prior to our peak selling season.

     Extended warranty sales as a percentage of total sales stabilized on a year-over-year basis in the fourth quarter of fiscal 2004, but we remain cautious in our outlook given the overall trends of the past two years.
     The decline in extended warranty sales as a percentage of total sales from fiscal 2002 to fiscal 2003 primarily reflects

o the higher percentage of our sales mix that was comprised of products, such as entertainment software, for which extended warranties typically are not available;
o the lower percentage of our sales mix represented by personal computers, which typically have high extended warranty penetration rates; and
o    the declines in average retails and rapid technological developments.

Gross Profit
The gross profit margin was 22.9 percent in fiscal 2004, 23.6 percent in fiscal 2003 and 24.5 percent in fiscal 2002. The lower gross profit margin in fiscal 2004 primarily reflects reductions in extended warranty sales during the first nine months and, in the fourth quarter, heavy promotions, particularly in
December, on desktop personal computers; aggressive industry pricing on big-screen and advanced televisions; and some shifts in the merchandise mix to lower margin products. Reduced service and distribution costs partly offset these factors.
     The decline in the gross profit margin during fiscal 2003 reflects a combination of factors, including changes in merchandise mix and a more promotional pricing environment. Weaker sales of higher-margin digital satellite systems and wireless communications and stronger sales of lower-margin entertainment software and other traffic-driving items contributed to the reduced gross profit margin. The gross profit margin decline in fiscal 2003 was offset in part by solid sales growth of fully featured products such as big-screen televisions.
     The fiscal 2002 gross profit margin was reduced by lease termination costs of $10 million related to the exit from the appliance business, which was completed in late fiscal 2001. In the fourth quarter of fiscal 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in both the economy and marketplace demand for commercial properties during the year.
     We are undertaking a number of initiatives to stabilize the gross profit margin. These initiatives include the introduction of private-label brands, increased attachment sales, purchasing via reverse auctions and direct imports, as well as a continued focus on improving the efficiency of our service and distribution operations and reducing inventory shrinkage. At the end of fiscal 2004, we also changed our return policy to re-introduce a restocking fee for specific product classes. These restocking fees are consistent with those charged by many competitors in our industry.

Finance Income
Prior to November 2003, both our bankcard finance operation and our private-label finance operation were conducted through our wholly owned subsidiary First North American National Bank, which is a limited-purpose credit card bank, and through consolidated special purpose subsidiaries and off-balance-sheet qualifying special purpose entities. As part of a focus on strengthening the financial performance of our core business, we sold our bankcard finance operation  to  FleetBoston  Financial  in November  2003 and,  in January  2004,
entered into an agreement to sell our private-label finance operation to Bank One Corporation.
     The sale agreement with FleetBoston includes a transition services agreement under which employees of our bankcard operation are continuing to service the bankcard accounts until final conversion to FleetBoston's system. We expect this conversion will occur in our first fiscal quarter ending May 31, 2004. FleetBoston is reimbursing us for operating costs incurred during the transition period. Results from the bankcard finance operation are presented as results from discontinued operations on the consolidated financial statements; therefore, its results are not included in the "Components of Finance Income" table. See "Net (Loss) Earnings from Discontinued Operations" on page 19.
     Under the terms of the agreement with Bank One, the purchase price for our private-label finance operation will be based on the par value of the receivables. We also will enter into an ongoing arrangement under which Bank One will offer private-label and co-branded credit cards to both new and existing customers. Bank One will compensate us for each new account opened and provide special financing terms for our customers. We anticipate that the ongoing relationship with Bank One, with an initial term of seven years, will generate a pretax earnings contribution of approximately $30 million annually, which is similar to the finance income we would have generated if we had maintained ownership of the private-label receivables. We expect to incur a pretax loss of approximately $13 million, primarily driven by transition- and transaction-related expenses, on the sale of the private-label finance operation. We incurred $6.1 million of that loss in fiscal 2004 and expect to incur the remainder in the first half of fiscal 2005. We expect the Bank One transaction, which is subject to regulatory approvals and other consents, will close in the second calendar quarter of 2004.
     We have accounted for our securitization of bankcard and private-label credit card receivables as sales in accordance with SFAS No. 140 and have recognized securitization income at the time the receivables were securitized. Gains or losses on the sales of receivables primarily reflect the difference between the carrying amount of the credit card receivables sold and the sum of the cash proceeds received and the fair value of the retained interests in the securitized receivables. We serviced the securitized bankcard receivables for a fee prior to the sale of the bankcard operation in November 2003, and we continue to service the bankcard receivables under a transition services agreement until final conversion to FleetBoston's system. We service the securitized private-label credit card receivables for a fee and will continue to do so until we complete the sale of our private-label operation. Serviced private-label receivables averaged $1.66 billion for fiscal 2004, $1.39 billion for fiscal 2003 and $1.10 billion for fiscal 2002.

COMPONENTS OF FINANCE INCOME
                                    Years Ended February 29 or 28
(Amounts in millions)                2004       2003       2002
--------------------------------------------------------------------------------

Securitization income..........    $120.9      $107.3     $118.0
Payroll and fringe benefit expenses  29.5        30.8       30.4
Other direct expenses..........      58.7        49.2       47.4
                                   ---------------------------------------------

Finance income.................    $ 32.7      $ 27.3     $ 40.2
                                   ---------------------------------------------

     Securitization income primarily is comprised of the gain on the sale of the credit card receivables, income from the retained interests in the securitized receivables and income related to servicing the securitized receivables, as well as the impact of increases or decreases in the fair value of the retained interests. The fiscal 2004 increase in finance income resulted from the introduction of the co-branded feature to the private-label card, allowing cardholders to make additional purchases outside of Circuit City. This feature led to increased purchase activity, little of which carried promotional interest rates. It also resulted in interchange income and cash advance fees, neither of which were earned before the co-branded feature was introduced.
     The decrease in finance income from fiscal 2002 to fiscal 2003 reflects a $12.3 million increase in charge-offs, which was partly offset by reduced securitization costs. The lower securitization costs reflect declines in interest rates in that year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                                    Years Ended February 29 or 28
                                    2004         2003         2002
--------------------------------------------------------------------------------

                                    % of             % of            % of
(Dollar amounts in millions)   $    Sales       $    Sales    $      Sales
--------------------------------------------------------------------------------

Store expenses............. $1,993.0 20.5%  $2,086.3 20.9%  $2,007.7 21.1%
General and administrative
   expenses................    171.4  1.8      195.3  2.0      200.1  2.1
Remodel and refixturing
   expenses................     23.9  0.2       28.8  0.3        5.6  0.1
Relocation expenses........     30.5  0.3       19.1  0.2       13.7  0.1
Pre-opening expenses.......      8.6  0.1        7.2  0.1        6.8  0.1
Interest Income............     (6.6)(0.1)      (7.9)(0.1)     (15.8)(0.2)
                            ---------------------------------------------------

Total...................... $2,220.8 22.8%  $2,328.8 23.4%  $2,218.1 23.3%
                            ---------------------------------------------------

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 22.8 percent of sales in fiscal 2004, compared with 23.4 percent in fiscal 2003 and 23.3 percent in fiscal 2002. The fiscal 2004 expenses include costs of $38.4 million related to the closing of 19 Superstores during the year and a $5.9 million benefit resulting from a reduction in liabilities associated with our gift card program. At the end of fiscal 2004, we ceased charging customers a fee on gift cards with unredeemed balances after 24 months. We now adjust our liability based on historical usage patterns for gift cards. The fiscal 2003 expenses included $10.0 million related to the change in our store compensation structure in February of that year.
     The reduction in the selling, general and administrative expense ratio from fiscal 2003 to fiscal 2004 largely reflects lower store operating costs, resulting primarily from reductions in comparable store payroll, and a reduction of $25.5 million in advertising expenses. Store-related payroll savings of approximately $130 million from comparable stores were driven primarily by the change, initiated in February 2003, in the store compensation structure.
     The fiscal 2004 expenses include costs associated with 18 relocations, as well as accelerated depreciation of assets related to planned future relocations, and costs associated with fully remodeling four Superstores and refixturing 222 Superstores. Remodel expenses incurred in fiscal 2004 include $21.7 million for refixturing.
     The fiscal 2003 expenses include costs associated with remodeling of the video departments in 299 Superstores, full-store lighting upgrades in 311 Superstores and relocation of 11 Superstores. During fiscal 2002, we relocated eight Superstores, remodeled 24 Superstores, including 12 full-store remodels primarily in the Chicago, Ill., market and 12 partial remodels in the Washington, D.C., and Baltimore, Md., markets.
     The increase in the expense ratio from fiscal 2002 to fiscal 2003 reflects higher remodel and relocation costs in fiscal 2003 and the net cost of the compensation change, offset in part by the leverage from increased comparable store merchandise sales.
     We are aggressively working to build an expense structure that would support reasonable profitability at our most recent sales levels. Workload elimination, consolidation of activities, process improvements, purchasing enhancements, outsourcing and a variety of other actions are helping us to reduce our expense levels. For example, in fiscal 2004, we consolidated our field organization, going from 13 regions to 10 regions and from 66 districts to 58 districts, and consolidated our indirect purchasing organizations and changed how we procure non-merchandise products and services. We also have challenged our corporate overhead departments to identify ways to reduce spending and have incorporated many of those reductions into operational budgets.

Income Taxes
The effective income tax rate applicable to results from continuing operations was 36.5 percent in fiscal 2004, 3.3 percent in fiscal 2003 and 36.7 percent in fiscal 2002. Income tax expense or benefit results from applying the federal statutory rate to earnings (loss) from continuing operations, adjusted for state taxes and items not deductible for tax purposes. The reduction in the effective tax rate in fiscal 2003 is a result of the higher level of state income taxes and nondeductible items in relation to the loss from continuing operations before income taxes.

Net (Loss) Earnings from Continuing Operations
The net loss from continuing operations was $787,000, or 0 cents per share, for the fiscal year ended February 29, 2004, compared with $5.3 million, or 3 cents per share, for the fiscal year ended February, 28, 2003, and net earnings from continuing operations of $67.6 million, or 33 cents per share, for the fiscal year ended February 28, 2002.
     The improvement in finance income and the reduction in selling, general and administrative expenses drove the slight improvement in performance from fiscal 2003 to fiscal 2004. In fiscal 2003, the decline in the gross profit margin and reduction in finance income more than offset the improvement in sales, resulting in the net loss from continuing operations.
     We are intensely focused on driving our sales volumes, stabilizing our gross profit margin and reducing our expense structure. Success with each of these initiatives would generate improvement in the operating margin, a key metric of our financial performance.

NET (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS
                                Years Ended February 29 or 28
(Amounts in millions)             2004      2003       2002
--------------------------------------------------------------------------------

Bankcard business................ $(90.0)   $25.6     $ 42.9
CarMax...........................     --     62.0       89.5
Divx.............................    1.5       --         --
                                  ---------------------------------------------
Net (loss) earnings from discontinued
   operations.................... $(88.5)   $87.6     $132.4
                                  ---------------------------------------------

Net (Loss) Earnings from Discontinued Operations
On November  18,  2003,  we  completed  the sale of our  bankcard  operation  to
FleetBoston Financial. Results from the bankcard operation are presented as results from discontinued operations. We expect that final conversion to FleetBoston's system will occur in the first fiscal quarter ending May 31, 2004. FleetBoston is reimbursing us for operating costs incurred during the transition period. Severance costs are being incurred ratably from the time at which these costs are eligible for accrual through the final conversion date.
     We anticipate that the sale of the bankcard operation will result in an after-tax loss of approximately $82 million, including $78 million of adjustments to the carrying value of our retained interest in the securitized bankcard receivables and approximately $4 million of other costs, including severance. The after-tax loss from the discontinued bankcard operation also includes bankcard-related income generated by a subsidiary that provides reinsurance and indemnification related to credit protection products sold by the finance operations.
     In fiscal 2000, we ceased marketing the Divx home video system and discontinued that business. Operating results of Divx and the loss on the disposal of the business have been presented as results from discontinued operations. In fiscal 2004, we reduced the provision for commitments under licensing agreements, resulting in a $1.5 million after-tax benefit to the net loss from discontinued operations.

     On October 1, 2002, we completed the separation of the CarMax auto superstore business from the Circuit City consumer electronics business. CarMax results are presented as results from discontinued operations.
    Results from discontinued operations reflect the adoption of SFAS No. 123.

RECENT ACCOUNTING PRONOUNCEMENTS
Effective in the first quarter of fiscal 2004, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 did not have a material impact on our financial position, results of operations or cash flows.
     Effective in the third quarter of fiscal 2004, we adopted EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on our financial position, results of operations or cash flows.
     Effective September 1, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. With the adoption of FIN No. 46, we recorded a building and long-term debt of $12.6 million on the consolidated balance sheet. In December 2003, the FASB amended FIN No. 46. We do not expect the adoption of the amended Interpretation to have an impact on our financial position, results of operations or cash flows.
     Effective in the fourth quarter of fiscal 2004, we adopted SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement does not change the measurement or recognition of those plans required by SFAS No. 87, SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We have included the disclosures required by SFAS No. 132 (revised 2003) in Note 15 to the consolidated financial statements.
     Effective in the fourth quarter of fiscal 2004, we adopted EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers," which addresses whether consideration received by a reseller from a vendor that represents reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers should be recorded as a reduction of the cost of the reseller's purchases from the vendor, and therefore, characterized as a reduction of cost of sales under the guidance in EITF No. 02-16. As our policies already were consistent with the provisions of EITF No. 03-10, the adoption of this standard did not have an impact on our financial position, results of operations or cash flows.


FINANCIAL CONDITION
Liquidity and Capital Resources
Operating Activities. We used net cash of $131.7 million in operating activities in fiscal 2004, compared with $164.1 million in fiscal 2003. Net cash provided by operating activities totaled $886.6 million in fiscal 2002.
     The largest use of cash in fiscal 2004 was a $186.5 million increase in retained interests in securitized private-label credit card receivables. This increase was driven by higher subordinated retained interests required for the private-label securitization transactions that were completed in early fiscal 2004. We also used cash to help fund a $107.5 million increase in merchandise inventory, which reflects our focus on customer service. Our customer service initiatives have included improved merchandise availability, exemplified by a broader assortment in selected categories and fully stocked merchandise displays. In fiscal 2004, we expanded our selection in two growing categories -- televisions, especially LCD and plasma displays, and notebook computers. Accounts payable declined $84.1 million, to 58 percent of inventory at February 29, 2004, as we slowed purchasing activity in the last two months of the fiscal year to correct our inventory levels following lower-than-anticipated December sales.
     In fiscal 2003, we used cash to help fund a $175.5 million increase in merchandise inventory to support our customer service initiatives. This increase also reflected the impact of higher-than-normal levels of out-of-stocks in selected categories at the end of fiscal 2002. Merchandise inventory had decreased $176.3 million at the end of that fiscal year. Accounts payable decreased $55.8 million, to 68 percent of inventory at February 28, 2003. The reduction in the payables to inventory ratio from the prior year reflects the purchase of additional display inventory in early fiscal 2003. Our retained interests in securitized receivables rose $92.9 million in fiscal 2003, reflecting a 21 percent increase in private-label receivables during that year and an increase in the required retained interests in securitized receivables. In fiscal 2003, we also used cash to make a $43.0 million supplemental contribution to our pension plan. We recorded this contribution as an increase in other assets.

     Investing Activities. Capital expenditures were $175.8 million in fiscal 2004, $150.8 million in fiscal 2003 and $172.6 million in fiscal 2002. Net of proceeds from the sales of property and equipment, which include tenant improvement allowances, capital expenditures were $129.2 million in fiscal 2004. Net of proceeds from the sales of property and equipment, which include sale-leaseback proceeds and tenant improvement allowances, capital expenditures were $89.9 million in fiscal 2003 and $84.1 million in fiscal 2002. Of the fiscal 2004 total, $43.0 million was related to relocations and full remodels, $32.7 million was related to store refixturings, $28.2 million was related to new store construction and $23.2 million was related to information systems, store maintenance, distribution and other items.
     In fiscal 2005, we expect to open 60 to 70 Superstores, with a relatively even split between new stores and relocations. We anticipate that the vast majority of the locations will open in the second half, with about a third in the fourth quarter. We anticipate capital expenditures, net of tenant improvement allowances and sale-leaseback proceeds, of approximately $165 million in fiscal 2005. We expect this total will include approximately $62 million for relocations and one full remodel, approximately $63 million for new store construction and approximately $40 million for information systems, store maintenance, distribution and other items.
     Capital expenditures have been funded primarily through internally generated funds, landlord reimbursements and sale-leaseback transactions. We expect that these sources will be sufficient to fund capital expenditures for the foreseeable future.
     Financing Activities. In January 2003, the board of directors authorized the repurchase of up to $200 million of common stock. The repurchases may be made from time to time in the open market, with the price to be paid and the timing of purchases at the discretion of management. During fiscal 2004, we repurchased and retired approximately 9.3 million shares at a cost of $84.6 million, which includes commission fees. We did not repurchase any common stock in fiscal 2003. Based on the market value of the common stock at February 29, 2004, the remaining $115.6 million authorized would allow for the repurchase of up to approximately 5 percent of the 203.9 million shares then outstanding.
     At February 29, 2004, outstanding debt totaled $23.8 million, compared with $12.7 million at February 28, 2003. We leased a corporate office building under an operating lease arrangement with a variable interest entity. The adoption of FASB Interpretation No. 46 required us to report the building and related debt on the consolidated balance sheet, resulting in the year-over-year increase in long-term debt. We used working capital to repay a $100 million outstanding term loan at its scheduled maturity date in fiscal 2003. At the payment date, $22.2 million of outstanding debt had been allocated to Circuit City and is included in payments on long-term debt on the consolidated statement of cash flows for the fiscal year ended February 28, 2003. The remaining balance had been allocated to CarMax and is included in cash used in discontinued operations on the consolidated statement of cash flows for the fiscal year ended February 28, 2003.
     On June 27, 2003, we entered into a $500 million, four-year revolving credit facility secured by inventory and certain accounts receivable. This facility will be used to support letters of credit and for short-term borrowing needs. Loans primarily will bear interest at a spread over LIBOR or at prime. The facility is scheduled to mature in June 2007 and provides for an option to extend the facility by one year. The maximum credit extensions, including loans and outstanding letters of credit, permitted under the credit facility on any date are determined by calculating a borrowing base that is a percentage of our eligible inventory and accounts receivable as of the date of the credit extension. If the remaining borrowing availability under the facility falls below $100 million, cash dividends and stock repurchases are limited to an aggregate of $75 million in any fiscal year. In addition, if the remaining borrowing availability under the facility falls below $50 million for five consecutive business days, all proceeds from the sale of inventory must be applied on a daily basis to payment of amounts owed under the facility. The facility has representations and warranties, covenants and events of default that are customary for this type of credit facility. This credit facility replaced $210 million in committed seasonal lines, which we terminated on the same date. At February 29, 2004, we had no short-term borrowings under the facility. At February 29, 2004, outstanding letters of credit related to this facility were $37.3 million, leaving $462.7 million available for borrowing. We did not renew a $150 million unsecured revolving credit facility at its expiration date on August 31, 2002.
     During fiscal 2002, Circuit City Stores, Inc. completed the public offering of 9.5 million shares of CarMax Group common stock. The net proceeds of $139.5 million were allocated to Circuit City to be used for general purposes, including remodeling of Superstores.
     Cash and Cash Equivalents. At February 29, 2004, we had cash and cash equivalents of $783.5 million, compared with cash and cash equivalents of $884.7 million at February 28, 2003. Cash used in operating, investing and financing activities was partly offset by $282 million in net cash proceeds received at the closing of the sale of the bankcard operation. We expect that, after severance and other post-closing costs, cash proceeds from the sale ultimately will net approximately $279 million after tax.

     Our finance operation is conducted through our wholly owned subsidiary First North American National Bank, which is chartered, regulated and supervised by the Office of the Comptroller of the Currency. In fiscal 2003, the OCC approved a reduction in the bank's capital requirements that was conditioned upon, among other things, our agreement to provide FNANB with ongoing capital support to the extent required for FNANB to be well capitalized under the OCC's capital adequacy regulations and, under certain limited circumstances, to pledge cash or marketable securities to FNANB to secure that obligation. At February 29, 2004, FNANB had cash and cash equivalents of $58.3 million that was restricted for use by the bank and not available for general corporate purposes. At that date, FNANB's equity capital totaled $47.3 million, resulting in capital ratios substantially in excess of the minimum requirements for FNANB to be well capitalized under OCC regulations. Based on the OCC's current capital adequacy regulations and the current accounting rules applicable to the securitization of FNANB's credit card receivables, we do not expect that the OCC will require us to contribute additional capital to FNANB or to collateralize that capital support obligation.
     In connection with the announced sale of the private-label finance operation to Bank One, we plan to relinquish the FNANB national bank charter. As part of the statutory liquidation process, we will assume all of FNANB's remaining obligations and our equity investment in FNANB will be returned to us for general corporate purposes through a final liquidating dividend and distribution of the remaining assets of FNANB. As a result, our capital support obligations with respect to FNANB will be terminated. We expect to complete the liquidation process during the third quarter of fiscal 2005.
     The net cash proceeds from the sale of the private-label finance operation will depend upon our retained interests in the receivables at the time of closing. Based on the receivable balances at February 29, 2004, the after-tax net cash proceeds from the sale would be approximately $450 million. We expect that by the anticipated date of closing, seasonal receivable declines will reduce our invested amount by approximately $80 million and will result in a corresponding reduction in proceeds.
     Subsequent to the end of fiscal 2004, we announced that we have signed a definitive agreement to acquire InterTAN, Inc., a leading consumer electronics retailer of both private-label and internationally branded products with headquarters in Barrie, Ontario, in a cash tender offer for $14 per InterTAN common share. We commenced the cash tender offer on April 13, 2004. We expect the cost of this acquisition, including estimated transaction costs, will be approximately $300 million. We believe that this acquisition would enable us to accelerate the offering of private-label merchandise in our U.S. stores, give us our first presence in the Canadian market through a company that has a successful record and create inventory purchasing synergies for both companies. The transaction is contingent upon customary closing conditions, including regulatory and other standard approvals. We expect completion of the tender offer in the second calendar quarter of 2004, after which InterTAN will become a subsidiary.
     Our primary sources of liquidity include available cash resources, borrowing capacity under the credit facility, tenant improvement allowances and sale-leaseback transactions. We have utilized asset securitizations to fund the receivables generated by our finance operation, but expect to eliminate this funding requirement following completion of the sale of the private-label credit card operation. Potential uses of cash include

o    purchases of merchandise inventory;
o    capital expenditures, primarily for new and relocating stores;
o funding of the private-label credit card receivables until completion of the sale;
o    payment of dividends;
o    expansion of our Web business;
o    repurchases of common stock; and
o acquisitions that would support the initiatives underway in our core business.

CONTRACTUAL OBLIGATIONS AT FEBRUARY 29, 2004
                                                2 to 3  4 to 5   After 5
(Amounts in millions)           Total   1 Year   Years   Years    Years
--------------------------------------------------------------------------------

Contractual obligations:
   Long-term debt...........  $   13.4  $  0.4 $ 13.0  $   --    $     --
   Capital leases...........      10.5     0.7    1.7     2.3         5.8
   Operating leases.........   4,595.0   351.1  703.0   674.3     2,866.6
   Other contractual
      obligations...........       5.6     5.6     --      --          --
                              -------------------------------------------------

Total.......................  $4,624.5  $357.8 $717.7  $676.6    $2,872.4
                              -------------------------------------------------

     CarMax currently operates 23 of its sales locations pursuant to leases under which Circuit City Stores, Inc. is the primary obligor. Circuit City Stores, Inc., rather than CarMax, entered into these leases so that CarMax could take advantage of the favorable economic terms available to us as a large retailer. We have assigned each of these leases to CarMax, but we remain contingently liable under the leases. In recognition of our ongoing contingent liability, CarMax paid a $28.4 million special dividend to Circuit City Stores, Inc., at the time of the separation in fiscal 2003. At February 29, 2004, the future minimum fixed lease obligations on these 23 leases totaled $451.9 million.

OFF-BALANCE-SHEET ARRANGEMENTS
Credit Card Securitizations
We fund the private-label and co-branded credit card receivables generated by our finance operation through securitization transactions. The finance operation sells its private-label and co-branded credit card receivables to a special purpose subsidiary, which, in turn, transfers the receivables to a securitization master trust. The master trust periodically issues asset-backed securities in public offerings and private transactions, and the proceeds from the sale of these securities are distributed through the special purpose subsidiary to our finance operation. The special purpose subsidiary holds various subordinated asset-backed securities, which serve as credit enhancement for the asset-backed securities held by third-party investors. The finance operation will continue to service the transferred receivables for a fee until the sale of the private-label finance operation is complete. The master trust agreement does not provide recourse to Circuit City or FNANB for credit losses on the securitized receivables. Prior to the sale of the bankcard finance operation to FleetBoston in November 2003, we also funded the credit card receivables generated by that operation through securitization transactions. At February 29, 2004, the aggregate principal amount of securitized credit card receivables totaled $1.88 billion. The sale of the private-label finance operation will result in the termination of our private-label securitization program.
     Securitization is the primary source of liquidity for financing our private-label and co-branded credit card receivables. For information regarding securitization income and the nature and amounts of interests retained by
Circuit City in connection with our securitization arrangements, see "Calculation of the Value of Retained Interests in Securitization Transactions" on page 14 and "Finance Income" on page 17.


MARKET RISK
Receivables Risk
We manage the market risk associated with the revolving private-label credit card portfolio of our finance operation. Portions of this portfolio have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on the consolidated balance sheets.
     Most of the accounts in the private-label credit card portfolio are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The remaining accounts are charged interest at fixed annual percentage rates. The following table presents the breakdown by interest rate structure of the gross principal receivables outstanding prior to discounting at February 29, 2004, and February 28, 2003.

(Amounts in millions)                       2004       2003
-------------------------------------------------------------------------------

Indexed to prime rate..................... $1,749     $1,460
Fixed APR.................................    129        176
                                           ------------------------------------

Total..................................... $1,878     $1,636
                                           ------------------------------------

     We finance the private-label credit card receivables through the issuance of public and private asset-backed securities, principally at floating rates based on LIBOR and commercial paper rates. We finance receivables held for sale with working capital. At February 29, 2004, and February 28, 2003, the total principal amount of receivables securitized or held for sale prior to discounting was as follows:

(Amounts in millions)                       2004       2003
--------------------------------------------------------------------------------

Floating-rate securitizations............. $1,812     $1,592
Held for Sale.............................     66         44
                                           -------------------------------------

Total..................................... $1,878     $1,636
                                           -------------------------------------

Interest Rate Exposure
Interest rate exposure relating to the private-label credit card receivable securitizations represents a market risk exposure that we have managed primarily with matched funding. We also have the ability to adjust the rate on fixed-APR revolving credit cards and the index on floating-rate credit cards, subject to cardholder ratification, but we do not currently anticipate the need to do so prior to completion of the sale of the private-label portfolio to Bank One Corporation. Our ability to effect these changes may be limited by competitive conditions.
     The majority of our cardholder accounts have interest rates indexed to prime, but the rates we charge our cardholders may not change as frequently or to the same extent as our funding costs. The difference is the result of a combination of factors such as interest rate floors on the accounts that are above the current level of the prime rate, interest-free promotional financing and variations between changes in prime and LIBOR or commercial paper rates. Accordingly, our securitization income could be adversely impacted by increases in interest rates.

     The market and credit risks associated with our interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. We have entered into offsetting interest rate cap positions and, therefore, do not anticipate significant market risk arising from our interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. We have mitigated credit risk by dealing with highly rated bank counterparties.


FORWARD-LOOKING STATEMENTS
The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. We wish to take advantage of the "safe harbor" provisions of the Act. Our statements that are not historical facts, including statements about management's expectations for fiscal 2005 and beyond, are forward-looking statements and involve various risks and uncertainties.
     Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. The United States retail industry, and the specialty retail industry in particular, are dynamic by nature and have undergone significant changes in recent years. Our ability to anticipate and successfully respond to the continuing challenges of our industry is key to achieving our expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include

o changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from competitors using either similar or alternative methods or channels of distribution such as online and telephone shopping services and mail order;
o changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels, trends in consumer retail spending, both in general and in our product categories, and consumer sentiment about the economy in general;
o the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our merchandise sales mix;
o    significant changes in retail prices for products we sell;
o changes in availability or cost of financing for working capital and capital expenditures, including securitization financing and financing to support development of our business;
o    lack of availability or access to sources of inventory;
o    inability to liquidate excess inventory should excess inventory develop;
o failure to successfully implement sales and profitability improvement programs for our Circuit City Superstores, including our remodeling and relocation plan;
o consumer reaction to new store locations and changes in our store design and merchandise;
o changes in the performance of the private-label portfolio, including material changes in cardholder default rates or payment rates;
o the timing and amount of any adjustments affecting the proceeds from the sale of the bankcard operation;
o the timing and amount of severance costs or post-closing changes to income that relate to the sale of the bankcard operation;
o when or whether the sale of the private-label finance operation to Bank One will be completed;
o whether the sale of the private-label finance operation will be completed on the terms announced, including without limitation the ultimate sale price for the private-label finance operation and the net cash proceeds from that sale;
o regulatory approvals and other consents that may be required and the conditions that may be imposed in connection with obtaining those approvals or consents related to the private-label sale;
o the timing and amount of any adjustments affecting the proceeds from the sale of the private-label operations; transaction costs, including the costs associated with securing regulatory approvals and other consents; future levels of bank conduit facility usage; and severance costs or post-closing adjustments to income that may be required;
o our ability and the ability of Bank One to successfully integrate our retail business with the credit card program to be offered by Bank One;
o future levels of sales activity and the acceptance of the Bank One credit program by consumers on an ongoing basis;
o our ability to attract and retain an effective management team or changes in the costs or availability of a suitable work force to manage and support our service-driven operating strategies;
o changes in production or distribution costs or costs of materials for our advertising;

o availability of appropriate real estate locations for relocations and new stores;
o    successful implementation of our customer service initiatives;
o the imposition of new restrictions or regulations regarding the sale of products and/or services we sell, changes in tax rules and regulations applicable to us or our competitors, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations, or any failure to comply with such laws or any adverse change in such laws;
o    the timing and ultimate completion of the proposed acquisition of InterTAN;
o our ability to integrate and operate InterTAN successfully and to realize the anticipated benefits of the transaction, including successfully introducing InterTAN's products in our Superstores and realizing inventory purchasing synergies;
o    changes in InterTAN's projected operating results;
o    reduced investment returns in our pension plan;
o    changes in our anticipated cash flow;
o the outcome and impact on InterTAN of litigation instituted by RadioShack Corporation to terminate InterTAN's right to use the RadioShack(R) name in Canada and related rights to purchase merchandise through RadioShack; and
o    adverse results in significant litigation matters.

     For factors that may affect InterTAN's operating results, please refer to InterTAN's annual report on Form 10-K for the fiscal year ended June 30, 2003, and quarterly reports for the fiscal quarters ended September 30, 2003, and December 31, 2003.
     We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on forward-looking statements, which are based on current expectations.


COMMON STOCK

The common stock of Circuit City Stores, Inc. is traded on the New York Stock Exchange.

                                                      Market Price of Common Stock                             Dividends
------------------------------------------------------------------------------------------------------------------------------------

Fiscal                                              2004                       2003                         2004       2003
------------------------------------------------------------------------------------------------------------------------------------

Quarter                                         HIGH      LOW            HIGH         LOW
------------------------------------------------------------------------------------------------------------------------------------

1st............................................ 7.42     3.91           $24.59     $16.99                 $.0175     $.0175
2nd............................................10.44     6.30           $23.41     $12.65                 $.0175     $.0175
3rd............................................13.21     9.25           $17.55     $ 7.87                 $.0175     $.0175
4th............................................13.03     8.69           $10.53     $ 4.11                 $.0175     $.0175
                                               -------------------------------------------------------------------------------------

Total..........................................                                                           $.0700     $.0700
                                                                                                          --------------------------


CONSOLIDATED STATMENTS OF OPERATIONS

                                                                            Years Ended February 29 or 28
(Amounts in thousands except per share data)                2004         %          2003         %          2002         %
------------------------------------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES.......................  $9,745,445     100.0    $9,953,530     100.0    $9,518,231   100.0
Cost of sales, buying and warehousing..................   7,518,120      77.1     7,603,205      76.4     7,180,259    75.4
Appliance exit costs...................................          --        --            --        --        10,000     0.1
                                                         ---------------------------------------------------------------------------

GROSS PROFIT...........................................   2,227,325      22.9     2,350,325      23.6     2,327,972    24.5
Finance income [NOTE 4]................................      32,693       0.3        27,292       0.3        40,242     0.4
Selling, general and administrative expenses [NOTE 2]..   2,220,796      22.8     2,328,763      23.4     2,218,060    23.3
Stock-based compensation expense [NOTES 2 and 14]......      38,658       0.4        53,251       0.5        42,629     0.4
Interest expense.......................................       1,804        --         1,093        --           881      --
                                                         ---------------------------------------------------------------------------
(Loss) earnings from continuing operations before
   income taxes........................................      (1,240)       --        (5,490)     (0.1)      106,644     1.1
Income tax (benefit) provision [NOTE 10]...............        (453)       --          (181)       --        39,088     0.4
                                                         --------------------------------------------------------------------------

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS.........        (787)       --        (5,309)     (0.1)       67,556     0.7

NET (LOSS) EARNINGS FROM
   DISCONTINUED OPERATIONS [NOTE 3]....................     (88,482)     (0.9)       87,572       0.9       132,374     1.4
                                                         ---------------------------------------------------------------------------

NET (LOSS) EARNINGS....................................  $  (89,269)     (0.9)   $   82,263       0.8    $  199,930     2.1
                                                         --------------------------------------------------------------------------
Net (loss) earnings from discontinued operations
      attributed to:
      Circuit City common stock........................  $  (88,482)             $   65,264              $  104,853
                                                         ----------             -----------              ----------
      CarMax Group common stock........................  $       --              $   22,308              $   27,521
                                                         ----------              ----------              ----------
Weighted average common shares [NOTE 5]:
   Circuit City:
      Basic............................................     205,865                 207,217                 205,501
                                                         ----------              ----------              ----------
      Diluted..........................................     205,865                 207,217                 206,843
                                                         ----------              ----------              ----------
   CarMax Group:
      Basic............................................          --                  37,023                  32,140
                                                         ----------              ----------              ----------
      Diluted..........................................          --                  38,646                  33,997
                                                         ---------               ----------              ----------
NET (LOSS) EARNINGS PER SHARE [NOTES 1, 2, 3 AND 5]:
Basic:
   Continuing operations...............................  $       --              $    (0.03)             $     0.33
   Discontinued operations attributed to Circuit City
      common stock.....................................       (0.43)                   0.31                    0.51
                                                         ----------              ----------              ----------
                                                         $    (0.43)             $     0.29              $     0.84
                                                         ----------              ----------              ----------
   Discontinued operation attributed to CarMax Group
     common stock.....................................   $       --              $     0.60              $     0.86
                                                         ----------              ----------              ----------
Diluted:
   Continuing operations...............................  $       --              $    (0.03)             $     0.33
   Discontinued operations attributed to Circuit City
      common stock.....................................       (0.43)                   0.31                    0.51
                                                         ----------              ----------              ----------
                                                         $    (0.43)             $     0.29              $     0.83
                                                         ----------              ----------              ----------
   Discontinued operations attributed to CarMax Group
      common stock.....................................  $       --              $     0.58              $     0.81
                                                         ----------              ----------              ----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                 At February 29 or 28
(Amounts in thousands except share data)                                                      2004                  2003
------------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents [NOTE 2].......................................................  $  783,471            $  884,670
Accounts receivable, net of allowance for doubtful accounts of $547 and $1,075...........     154,039               140,385
Retained interests in securitized receivables [NOTES 2 and 6]............................     425,678               239,141
Merchandise inventory [NOTE 2]...........................................................   1,517,256             1,409,736
Prepaid expenses and other current assets................................................      38,617                18,165
Assets of discontinued operations [NOTE 3]...............................................          --               395,813
                                                                                           -----------------------------------------

TOTAL CURRENT ASSETS.....................................................................   2,919,061             3,087,910
Property and equipment, net [NOTES 2, 8 AND 9]...........................................     585,903               649,593
Deferred income taxes [NOTES 2 AND 10]...................................................      98,934                64,509
Other assets [NOTE 15]...................................................................      29,102                39,252
                                                                                           -----------------------------------------

TOTAL ASSETS.............................................................................  $3,633,000            $3,841,264
                                                                                           -----------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable [NOTE 2]................................................................  $  879,635            $  963,701
Accrued expenses and other current liabilities [NOTES 3 AND 15]..........................     131,512               113,878
Accrued income taxes.....................................................................      71,163                44,453
Deferred income taxes [NOTES 2 AND 10]...................................................      90,210                91,403
Current installments of long-term debt [NOTES 9 AND 11]..................................       1,115                 1,410
Liabilities of discontinued operations [NOTE 3]..........................................       3,068                60,180
                                                                                           -----------------------------------------

TOTAL CURRENT LIABILITIES................................................................   1,176,703             1,275,025
Long-term debt, excluding current installments [NOTES 9 AND 11]..........................      22,691                11,254
Accrued straight-line rent [NOTE 2]......................................................      98,470                97,427
Other liabilities [NOTE 11]..............................................................     111,175                83,690
                                                                                           -----------------------------------------

TOTAL LIABILITIES........................................................................   1,409,039             1,467,396
                                                                                           -----------------------------------------

STOCKHOLDERS' EQUITY [NOTES 1, 2, 13 AND 14]:
Common stock, $0.50 par value; 525,000,000 shares authorized;
203,899,395 shares issued and outstanding (209,954,840 in 2003)..........................     101,950               104,977
Capital in excess of par value...........................................................     922,600               965,551
Retained earnings........................................................................   1,199,411             1,303,340
                                                                                           -----------------------------------------

TOTAL STOCKHOLDERS' EQUITY...............................................................   2,223,961             2,373,868
                                                                                           -----------------------------------------
Commitments and contingent liabilities [NOTES 3, 11, 12 AND 15]

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............................................  $3,633,000            $3,841,264
                                                                                           -----------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Years Ended February 29 or 28
(Amounts in thousands)                                                                     2004        2003        2002
------------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net (loss) earnings.................................................................  $ (89,269) $   82,263   $  199,930
   Adjustments to reconcile net (loss) earnings to net cash (used in) provided by operating activities of continuing operations:
     Net loss (earnings) from discontinued operations [NOTE 3].........................     88,482     (87,572)    (132,374)
     Depreciation and amortization.....................................................    197,969     157,469      134,371
     Stock option expense..............................................................     24,184      30,823       25,184
     Amortization of restricted stock awards...........................................     13,395      20,828       15,678
     Loss on dispositions of property and equipment....................................      7,500      15,659       13,735
     Provision for deferred income taxes...............................................    (35,618)    (18,664)      19,558
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable, net.................................    (13,654)      6,229       41,191
       Increase in retained interests in securitized receivables.......................   (186,537)    (92,888)     (12,256)
       (Increase) decrease in merchandise inventory....................................   (107,520)   (175,493)     176,284
       (Increase) decrease in prepaid expenses and other current assets................    (20,452)     21,081       16,071
       Decrease (increase) in other assets.............................................     10,150     (27,898)      (2,359)
       (Decrease) increase in accounts payable.........................................    (84,066)    (55,818)     202,289
       Increase (decrease) in accrued expenses and other current
         liabilities and accrued income taxes..........................................     35,232     (59,485)     118,064
       Increase in accrued straight-line rent and other liabilities....................     28,528      19,407       71,188
                                                                                         -------------------------------------------
   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS........   (131,676)   (164,059)     886,554
                                                                                         -------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property and equipment.................................................   (175,769)   (150,757)    (172,580)
   Proceeds from sales of property and equipment.......................................     46,590      60,838       88,461
                                                                                         -------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS......................   (129,179)    (89,919)     (84,119)
                                                                                         -------------------------------------------
FINANCING ACTIVITIES:
   (Payments on) proceeds from short-term debt, net....................................         --        (397)         184
   Principal payments on long-term debt................................................     (1,458)    (24,865)     (19,788)
   Repurchase and retirement of common stock [NOTE 13].................................    (84,353)         --           --
   Issuances of Circuit City common stock, net.........................................     11,391       8,901       17,920
   Issuances of CarMax Group common stock, net.........................................         --         298       (1,958)
   Proceeds from CarMax Group stock offering, net [NOTE 5].............................         --          --      139,546
   Dividends paid......................................................................    (14,660)    (14,687)     (14,556)
                                                                                         -------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS........    (89,080)    (30,750)     121,348
                                                                                         -------------------------------------------

CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS [NOTE 3]:
   BANKCARD OPERATION..................................................................    248,736     (94,533)     (87,125)
   CARMAX OPERATION....................................................................         --      26,185       (2,904)
   DIVX OPERATION......................................................................         --     (10,500)     (22,837)
                                                                                         -------------------------------------------
(Decrease) increase in cash and cash equivalents.......................................   (101,199)   (363,576)     810,917
Cash and cash equivalents at beginning of year.........................................    884,670   1,248,246      437,329
                                                                                         -------------------------------------------
Cash and cash equivalents at end of year...............................................  $ 783,471  $  884,670   $1,248,246
                                                                                         -------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for:
     Interest..........................................................................  $   2,999  $    1,824   $    2,340
     Income taxes......................................................................  $  36,324  $  107,946   $  (44,926)
   Non-cash operating, investing and financing activities:
     Asset acquired from variable interest entity......................................  $  12,600  $       --   $       --
     Liability assumed from variable interest entity...................................  $  12,600  $       --   $       --
     Reduction of liability related to the discontinued Divx operation.................  $   2,315  $       --   $       --

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Shares Outstanding       Common Stock
                                                ------------------   -------------------   Capital In
                                                Circuit   CarMax     Circuit    CarMax     Excess of    Retained
(Amounts in thousands except per share data)     City      Group      City       Group     Par Value    Earnings       Total
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 2001
   (as previously reported) [NOTES 2, 5 and 14] 207,020   25,639    $103,510   $ 12,820    $642,838    $1,597,315    $2,356,483
Adjustment for the cumulative effect on
   prior years of the adoption of
   SFAS No. 123...........................           --       --          --         --      55,440       (38,560)       16,880
Net earnings..............................           --       --          --         --          --       199,930       199,930
Sale of CarMax Group common stock.........           --    9,517          --      4,758     134,788            --       139,546
Compensation for stock options............           --       --          --         --      27,417            --        27,417
Exercise of common stock options..........          541    1,941         270        971       9,669            --        10,910
Shares issued under employee stock
   purchase plans.........................          867       --         434         --      13,494            --        13,928
Shares issued under stock incentive plans.        1,068        2         534          1      13,605            --        14,140
Tax effect from stock issued..............           --       --          --         --       1,296            --         1,296
Cancellation of restricted stock..........         (673)    (248)       (337)      (124)    (17,995)           --       (18,456)
Unearned compensation-- restricted stock..           --       --          --         --      12,985            --        12,985
Cash dividends-- common
   stock ($0.07 per share)................           --       --          --         --          --       (14,556)      (14,556)
                                             --------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 2002
   [NOTES 2, 3 and 14]....................      208,823   36,851     104,411     18,426     893,537     1,744,129     2,760,503
Net earnings..............................           --       --          --         --          --        82,263        82,263
Compensation for stock options............           --       --          --         --      34,637            --        34,637
Exercise of common stock options..........          311      246         156        123       5,035            --         5,314
Shares issued under employee stock
   purchase plans.........................          457       --         229         --       7,400            --         7,629
Shares issued under stock incentive plans.          843       --         421         --      17,207            --        17,628
Tax effect from stock issued..............           --       --          --         --       5,986            --         5,986
Cancellation of restricted stock..........         (479)      (8)       (240)        (4)     (8,081)           --        (8,325)
Unearned compensation-- restricted stock..           --       --          --         --       9,830            --         9,830
Cash dividends-- common
   stock ($0.07 per share)................           --       --          --         --          --       (14,687)      (14,687)
Distribution of CarMax, Inc. common
   stock to shareholders..................           --  (37,089)         --    (18,545)         --      (536,765)     (555,310)
Special dividend from CarMax..............           --       --          --         --          --        28,400        28,400
                                            ----------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 28, 2003
   [NOTES 2 and 14].......................      209,955       --     104,977         --     965,551     1,303,340     2,373,868
Net loss..................................           --       --          --         --          --       (89,269)      (89,269)
Repurchases of common stock...............       (9,266)      --      (4,633)        --     (79,720)           --       (84,353)
Compensation for stock options............           --       --          --         --      24,184            --        24,184
Exercise of common stock options..........        1,369       --         685         --      11,843            --        12,528
Shares issued under stock incentive plans.        2,546       --       1,273         --      19,312            --        20,585
Tax effect from stock issued..............           --       --          --         --     (10,595)           --       (10,595)
Cancellation of restricted stock..........         (705)      --        (352)        --     (10,074)           --       (10,426)
Unearned compensation-- restricted stock..           --       --          --         --       2,099            --         2,099
Cash dividends-- common
   stock ($0.07 per share)................           --       --          --         --          --       (14,660)      (14,660)
                                            ----------------------------------------------------------------------------------------

BALANCE AT FEBRUARY 29, 2004..............      203,899       --    $101,950  $      --    $922,600    $1,199,411    $2,223,961
                                            ----------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
From February 7, 1997, to October 1, 2002, the common stock of Circuit City Stores, Inc. consisted of two common stock series that were intended to reflect the performance of the company's two businesses. The Circuit City Group common stock was intended to reflect the performance of the Circuit City consumer electronics stores and related operations and the shares of CarMax Group common stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. The CarMax Group common stock was intended to reflect the performance of the CarMax auto superstores and related operations.
     Effective October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. CarMax results are presented as results from discontinued operations. See Note 3 for additional discussion of the separation.
     On November 18, 2003, the company completed the sale of its bankcard finance operation, which included Visa and MasterCard credit card receivables and related cash reserves. Results from the bankcard finance operation are presented as results from discontinued operations. See Note 3 for additional discussion concerning the sale of the bankcard finance operation.
     Certain prior year amounts have been reclassified to conform to the current presentation.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (A) Principles of Consolidation: The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     (B) Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
     (C) Revenue Recognition: The company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. The company sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms, including the manufacturer's warranty period, from 12 to 60 months. Because the third parties are the primary obligors under these contracts, commission revenue for the unrelated-third-party extended warranty plans is recognized at the time of sale.
     The company also sells gift cards and records related deferred revenue at the time of sale. The liability associated with the sale of gift cards was $49.5 million at February 29, 2004, and $46.0 million at February 28, 2003, and is included in accounts payable on the consolidated balance sheets. Prior to the fourth quarter of fiscal 2004, a monthly service fee was assessed on gift cards with unredeemed balances after 24 months. Service fee revenue recorded as a reduction to selling, general and administrative expenses was $2.5 million in fiscal 2004, $2.3 million in fiscal 2003 and $1.3 million in fiscal 2002. During the fourth quarter of fiscal 2004, the company ceased charging customers the service fee. Upon eliminating the service fee, the company began adjusting its liability based on historical usage patterns for gift cards. In fiscal 2004, the company recorded a benefit of $5.9 million resulting from a reduction in liabilities related to the customer gift card program.
     (D) Vendor Allowances: The company receives cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. The majority of vendor allowances are recognized as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by the company to advertise the vendors' products is reported as a reduction to advertising expense in the period in which the advertising occurs.
     (E) Interest Income: Interest income recorded as a reduction to selling, general and administrative expenses was $6.6 million for the year ended February 29, 2004, $7.9 million for the year ended February 28, 2003, and $15.8 million for the year ended February 28, 2002.
     (F) Store Opening and Location Closing Expenses: Non-capital expenditures relating to store openings, including organization and pre-opening costs, are expensed as incurred. When the company commits to a plan to close or relocate a store, estimates of the depreciable lives of fixtures, equipment and leasehold improvements to be abandoned are revised to reflect the use of the assets over their shortened useful lives. At a location's cease-use date, estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and building and a provision for the present value of future lease obligations, less contractual or estimated sublease income.
     (G) Advertising Expenses: Advertising costs are expensed as incurred and are included in selling, general and administrative expenses on the consolidated statements of operations. Advertising expense was $319.6 million in fiscal 2004, $345.1 million in fiscal 2003 and $362.0 million in fiscal 2002.
     (H) Stock-Based Compensation: Prior to December 1, 2003, the company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based compensation cost for stock options was reflected in previously reported results, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date.

     Effective December 1, 2003, the company adopted the fair value based method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The adoption of this standard was applied using the retroactive restatement method as defined in SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." All periods have been retroactively restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees in fiscal years beginning after December 15, 1994. The table below sets forth the effect of retroactive restatement of prior periods.

                                                 Years Ended February 28
(Amounts in thousands except per share data)          2003      2002
--------------------------------------------------------------------------------

Net earnings (loss) from continuing operations:
   Previously reported..........................    $41,565   $127,993
   Restated for bankcard operation sale.........    $15,892   $ 85,037
   Restated for bankcard operation sale and
      adoption of SFAS No. 123..................    $(5,309)  $ 67,556
Net earnings (loss) per share from
   continuing operations:
   Basic:
      Previously reported.......................    $  0.20   $   0.62
      Restated for bankcard operation sale......    $  0.08   $   0.41
      Restated for bankcard operation sale and
         adoption of SFAS No. 123...............    $ (0.03)  $   0.33
   Diluted:
      Previously reported.......................    $  0.20   $   0.62
      Restated for bankcard operation sale......    $  0.08   $   0.41
      Restated for bankcard operation sale and
         adoption of SFAS No. 123...............    $ (0.03)  $   0.33

     (I) Net Earnings Per Share: Basic net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the sum of the weighted average number of shares of Circuit City common stock outstanding and the potentially dilutive Circuit City common stock.
     Basic net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the sum of the weighted average number of shares of Circuit City common stock outstanding and the potentially dilutive Circuit City common stock.
     Basic net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the weighted average number of shares of CarMax Group common stock outstanding. Diluted net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the sum of the weighted average number of shares of CarMax Group common stock outstanding and the potentially dilutive CarMax Group common stock. For fiscal 2003, the shares of CarMax Group common stock have been weighted over the months that CarMax was a wholly owned subsidiary of the company. CarMax became an independent, separately traded public company on October 1, 2002.
     (J) Fair Value of Financial Instruments: The carrying value of the company's cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximates fair value. Retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.
     (K) Cash and Cash Equivalents: Investments in highly liquid debt securities with original maturities of three months or less totaled $699.6 million at February 29, 2004, and $844.7 million at February 28, 2003, and are included in cash and cash equivalents on the consolidated balance sheets. Cash and cash equivalents held by the company's regulated subsidiaries and not available for general corporate purposes were $61.6 million at February 29, 2004, and $48.8 million at February 28, 2003.
     (L) Securitizations: The company enters into securitization transactions to finance private-label credit card receivables originated by its finance operation. These transactions are accounted for as sales in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." At February 29, 2004, retained interests in securitized receivables were carried at fair value as determined by the estimated net proceeds from the planned sale of the company's private-label finance operation. At February 28, 2003, retained interests in securitized receivables were carried at fair value as determined by the present value of expected future cash flows. The changes in fair value of retained interests are included in finance income on the consolidated statements of operations. See
Note 6 for additional discussion of securitizations.
     (M) Derivative Financial Instruments: The company enters into interest rate cap agreements in connection with its private-label receivable securitization transactions. The company recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value. Fair value estimates of the company's derivative instruments are based on quoted market prices.
     (N) Merchandise Inventory: Inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. Cost is determined by the average cost method. The company estimates the realizable value of inventory based on assumptions about forecasted consumer demand, market conditions and obsolescence expectations. If the estimated realizable value is less than cost, the inventory value is reduced to its estimated realizable value. If estimates regarding consumer demand and market conditions are inaccurate or unexpected changes in technology affect demand, the company could be exposed to losses in excess of amounts recorded.

     (O) Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives. Property held under capital lease is stated at the lower of the present value of the future minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.
     (P) Impairment or Disposal of Long-Lived Assets: The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the asset's carrying value. The impairment loss recognized represents the difference between the asset's carrying value and fair value.
     (Q) Deferred Income Taxes: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The company recognizes a deferred tax asset if it is more likely than not that a benefit will be realized.
     (R) Accrued Straight-Line Rent: Most of the company's leases include fixed-dollar rental commitments, with many containing rent escalations based on the lesser of a fixed amount or a multiple of the change in the Consumer Price Index. In accordance with SFAS No. 13, "Accounting for Leases," as amended by SFAS No. 29, "Determining Contingent Rentals," and FASB Technical Bulletin 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," the company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis. Accrued straight-line rent is presented separately on the consolidated balance sheets and was $98.5 million at February 29, 2004, and $97.4 million at February 28, 2003.
     (S) Risks and Uncertainties: The company is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the company's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets.


3. DISCONTINUED OPERATIONS
Cash flows related to discontinued operations have been segregated on the consolidated statements of cash flows.
     (A) Bankcard Operation: On November 18, 2003, the company completed the sale of its bankcard finance operation to FleetBoston Financial. Bankcard results are presented as results from discontinued operations. The sale agreement includes a transition services agreement under which the company's finance operation will continue to service the bankcard accounts until final conversion to FleetBoston's system, which is expected to occur in the company's first fiscal quarter ending May 31, 2004. FleetBoston is reimbursing the company for operating costs incurred during the transition period. Severance costs are being incurred ratably from the time at which these costs are eligible for accrual through the final conversion date.
     For fiscal 2004, the after-tax loss from the discontinued bankcard operation totaled $90.0 million, compared with after-tax earnings of $25.6 million for fiscal 2003 and $42.9 million for fiscal 2002. These results include bankcard-related income generated by a subsidiary that provides reinsurance and indemnification related to credit protection products sold by the finance operation.
     The assets and liabilities of the discontinued bankcard operation reflected on the consolidated balance sheets at February 29, 2004, and February 28, 2003, were comprised of the following:

                                                     At February 29 or 28
(Amounts in millions)                                    2004     2003
--------------------------------------------------------------------------------

Accounts receivable....................................  $ --    $ 74.7
Retained interests in securitized receivables..........    --     321.1
                                                         -----------------------
Total assets of discontinued bankcard operation........  $ --    $395.8
                                                         -----------------------
Accrued expenses and other current liabilities           $3.1    $   --
Deferred income taxes..................................    --      60.2
                                                         -----------------------

Total liabilities of discontinued bankcard operation...  $3.1    $ 60.2
                                                         -----------------------

     (B) CarMax: On September 10, 2002, the company's shareholders approved the separation of the CarMax Group from Circuit City Stores, Inc. and the company's board of directors authorized the redemption of the company's CarMax Group common stock and the distribution of CarMax, Inc. common stock to effect the separation. On October 1, 2002, the separation was effective and CarMax, Inc. became an independent, separately traded public company. Each outstanding share of CarMax Group common stock was redeemed in exchange for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. common stock for each share of Circuit City Group common stock owned as of September 16, 2002, the record date for the distribution. CarMax results are presented as results from discontinued operations. The company recorded no gain or loss as a result of the separation.
     With the separation, CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on leases related to 23 CarMax locations. At February 29, 2004, the future minimum fixed lease obligations on these 23 leases totaled $451.9 million.
     In connection with the separation, the company and CarMax entered into a transition services agreement, under which the company provides CarMax services that currently include administrative services, special technical services, benefits administration, computer center support and telecommunication services, with initial terms ranging from six to 24 months and varying renewal options. Under the agreement, CarMax pays the company the allocable portion of all direct and indirect costs of providing these services plus 10 percent. Including the 10 percent markup, the company billed CarMax $7.0 million during fiscal 2004 and $6.7 million during fiscal 2003 for services provided under the agreement. The company records amounts related to the 10 percent markup in net sales and operating revenues on the consolidated statements of operations. A tax allocation agreement, which generally provides that pre-separation taxes attributable to the business of each party will be borne solely by that party, also was executed upon the separation.
     The discontinued CarMax operations had no impact on the net earnings of the company for fiscal 2004. Net earnings from the discontinued CarMax operations were $62.0 million for fiscal 2003, representing CarMax results for the seven months prior to the separation date. Net earnings from the discontinued CarMax operations were $89.5 million for fiscal 2002. CarMax results have been restated to reflect the adoption of SFAS No. 123, as amended by SFAS No. 148. Prior to the separation date, CarMax earnings were allocated to the company's Circuit City Group and CarMax Group common stocks. Circuit City Group earnings included earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to Circuit City Group shareholders. The CarMax Group earnings reflected the remainder of the earnings of the CarMax business.
     (C) Divx: On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Divx results are presented as results from discontinued operations. The provision for commitments under licensing agreements was reduced $2.3 million in fiscal 2004, reducing accrued expenses and other current liabilities related to the former Divx operations to $5.6 million on the consolidated balance sheet at February 29, 2004. This reduction benefited the fiscal 2004 net loss from discontinued operations by $1.5 million. Payments of $10.5 million were made during fiscal 2003, reducing accrued expenses and other current liabilities related to the former Divx operations to $8.0 million on the consolidated balance sheet at February 28, 2003. The discontinued Divx operations had no impact on the net earnings of the company for fiscal 2003 or fiscal 2002.


4. FINANCE INCOME
Components of pretax finance income were as follows:

                                   Years Ended February 29 or 28
(Amounts in millions)                  2004    2003    2002
--------------------------------------------------------------------------------
Securitization income................$120.9   $107.3  $118.0
Payroll and fringe benefit expenses..  29.5     30.8    30.4
Other direct expenses................  58.7     49.2    47.4
                                     -------------------------------------------

Finance income.......................$ 32.7   $ 27.3  $ 40.2
                                     -------------------------------------------


     Securitization income primarily is comprised of the gain on the sale of receivables generated by the company's private-label finance operation, income from the retained interests in the credit card receivables and income related to servicing the receivables, as well as the impact of increases or decreases in the fair value of the retained interests. Finance income does not include any allocation of indirect costs or income. The company presents information on the performance of its finance operation on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefits or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll, as well as retail store expenses.


5. NET (LOSS) EARNINGS PER SHARE
Reconciliations of the numerator and denominator of basic and diluted net (loss) earnings per share calculations are presented below.

(Amounts in thousands                  Years Ended February 29 or 28
except per share data)                   2004       2003       2002
--------------------------------------------------------------------------------
Circuit City:
Weighted average common shares.......   205,865    207,217    205,501
Dilutive potential common shares:
   Options...........................        --         --        521
   Restricted stock..................        --         --        821
                                        ----------------------------------------
Weighted average common shares and
   dilutive potential common shares..   205,865    207,217    206,843
                                        ----------------------------------------

Net (loss) earnings available to
   common shareholders from:
   Continuing operations.............  $   (787)  $ (5,309)  $ 67,556
                                       -----------------------------------------
   Discontinued operations...........  $(88,482)  $ 65,264   $104,853

Basic net (loss) earnings per share from:
   Continuing operations.............  $     --   $  (0.03)  $   0.33
   Discontinued operations...........     (0.43)      0.31       0.51
                                       -----------------------------------------
                                       $  (0.43)  $   0.29   $   0.84
                                       -----------------------------------------
Diluted net (loss) earnings per share from:
   Continuing operations.............  $     --   $  (0.03)  $   0.33
   Discontinued operations...........     (0.43)      0.31       0.51
                                       -----------------------------------------
                                       $  (0.43)  $   0.29   $   0.83
                                       -----------------------------------------

CarMax Group:
Weighted average common shares.......        --     37,023     32,140
Dilutive potential common shares:
   Options...........................        --      1,613      1,824
   Restricted stock..................        --         10         33
                                       -----------------------------------------
Weighted average common shares and
   dilutive potential common shares..        --     38,646     33,997
                                       -----------------------------------------
Net earnings available to
   common shareholders...............  $     --   $ 22,308   $ 27,521
                                       -----------------------------------------

   Basic net earnings per share......  $     --   $   0.60   $   0.86
                                       -----------------------------------------

   Diluted net earnings per share....  $     --   $   0.58   $   0.81
                                       -----------------------------------------


     For fiscal 2003, the shares of CarMax Group common stock were weighted over the months during which CarMax was a wholly owned subsidiary of Circuit City Stores, Inc.
     For fiscal 2004 and fiscal 2003, no options or restricted stock were included in the calculation of Circuit City's diluted net loss per share because the company reported a loss from continuing operations. Options to purchase 17.8 million shares of Circuit City common stock with exercise prices ranging from

$5.61 to $27.21 and restricted stock amounting to 1.6 million shares were outstanding at February 29, 2004. Options to purchase 17.6 million shares of Circuit City common stock with exercise prices ranging from $6.33 to $27.21 and restricted stock amounting to 2.8 million shares were outstanding at February 28, 2003. For fiscal 2002, certain options were outstanding and not included in the calculation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 5.3 million shares of Circuit City common stock with exercise prices ranging from $26.15 to $43.03 per share were outstanding and not included in the calculation at the end of fiscal 2002.
     Options to purchase 1.0 million shares of CarMax Group common stock at prices ranging from $20.00 to $26.83 per share were outstanding at the separation date and not included in the calculation of diluted net earnings per share at the end of fiscal 2003. All 3.6 million options to purchase shares of CarMax Group common stock were included in the calculation at the end of fiscal 2002.
     In a public offering completed during fiscal 2002, Circuit City Stores, Inc. sold 9.5 million CarMax Group shares that previously had been reserved for the Circuit City Group. With the impact of the offering, 64.0 percent of the CarMax Group's fiscal 2003 earnings prior to the separation date were attributed to Circuit City. In fiscal 2002, 64.1 percent of the CarMax Group's earnings were attributed to Circuit City.


6. SECURITIZATIONS
The company enters into securitization transactions to finance its private-label and co-branded Visa credit card receivables, collectively referred to as private-label receivables, originated by its finance operation. The company uses a special purpose subsidiary to facilitate these securitization transactions in accordance with the isolation provisions of SFAS No. 140. The finance operation sells the private-label receivables to the special purpose subsidiary, which, in turn, transfers these receivables to a securitization master trust. At the time of these sales, the company recognizes gains or losses as a component of finance income. See Note 4 for discussion of finance income. On January 20, 2004, the company announced plans to sell its private-label finance operation to Bank One Corporation. The sale is expected to close in the second calendar quarter of 2004.
     The company funded its Mastercard and non-co-branded Visa credit card receivables, collectively referred to as bankcard receivables, through a similar master trust program prior to the sale of its bankcard operation to FleetBoston Financial in November 2003. See Note 3 for discussion of the discontinued bankcard operation.
     The master trust periodically issues securities backed by the private-label receivables. The master trust has issued multiple series of term asset-backed securities each having a fixed initial principal amount and multiple series of variable funding asset-backed securities each having a variable principal amount. Investors in the variable funding asset-backed securities are generally entitled to receive monthly interest payments and have committed to acquire additional variable funding interests up to a stated amount until a stated commitment termination date. The securitization agreements do not provide for recourse to the company for credit losses on the securitized receivables. The private-label finance operation continues to service the securitized receivables for a fee.
     Circuit City retains the rights to receive the excess of the finance charges and fees generated by the securitized private-label receivables over the interest paid to investors, servicing costs and credit losses. The company also holds various subordinated asset-backed securities that serve as credit enhancement for the asset-backed securities held by third-party investors.
     The private-label securitization agreements require that the aggregate outstanding principal balance of the securitized receivables exceeds a specified amount and that the yield on the securitized receivables exceeds specified rates. In addition, the variable funding securitization agreements require that the securitized receivables meet specified performance levels relating to delinquency rates, default rates and principal payment rates. If these performance levels are not met, or if certain other events occur, it would constitute an early amortization event, in which case the principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full. The securitized receivables were in compliance with these performance levels at February 29, 2004, and February 28, 2003.
     The finance operation receives annual servicing fees approximating 2 percent of the outstanding principal balance of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

                                               Years Ended February 29 or 28
(Dollar amounts in millions)                          2004        2003
--------------------------------------------------------------------------------
Total principal amount of credit
   card receivables managed......................... $1,878.1   $1,636.1
Principal amount of receivables securitized ........ $1,812.1   $1,592.2
Principal amount of receivables held for sale....... $   66.0   $   43.9
Unused capacity of the private-label
   variable funding program......................... $   42.4   $   29.5
Aggregate receivables 31 days or more delinquent.... $  107.6   $    2.1
Aggregate receivables 31 days or more delinquent....
   as a percent of total principal amount of
   credit card receivables managed..................      5.7%       4.4%


     The principal amount of defaults net of recoveries was $109.8 million for fiscal 2004, $73.1 million for fiscal 2003 and $65.1 million for fiscal 2002. Serviced private-label receivables averaged $1.66 billion for the year ended February 29, 2004, $1.39 billion for the year ended February 28, 2003, and $1.10 billion for the year ended February 28, 2002. The principal amount of defaults net of recoveries as an annualized percent of average serviced receivables was
6.6 percent for the year ended February 29, 2004, 5.3 percent for the year ended February 28, 2003, and 5.9 percent for the year ended February 28, 2002.

     During fiscal 2004, the company replaced a maturing term securitization with a variable funding program and completed a $500 million private-label credit card receivable securitization transaction to replace a maturing term securitization. Also during fiscal 2004, the company increased the capacity of its private-label variable funding program by $484 million and extended the commitment termination date for this program to June 30, 2004. The company completed a $300 million private-label credit card receivable securitization transaction during fiscal 2003 to replace a maturing term securitization.
     The following table summarizes certain cash flows received from and paid to the securitization trusts.

                                             Years Ended February 29 or 28
(Amounts in millions)                          2004       2003     2002
--------------------------------------------------------------------------------

Proceeds from new securitizations..........  $  500.6  $  901.0  $  454.8
Proceeds from collections reinvested in
   previous credit card securitizations....  $1,785.9  $1,157.3  $1,124.6
Servicing fees received....................  $   30.3  $   24.7  $   20.9
Other cash flows received on
   retained interests*.....................  $  131.9  $   73.7  $   88.0

*This amount represents cash flows received from retained interests other than servicing fees.


     In accordance with the allocated carrying value method as prescribed by SFAS No. 140, gains on sales of receivables sold to the securitization trusts were $47.7 million for fiscal 2004, $67.8 million for fiscal 2003 and $64.2 million for fiscal 2002.
     At February 29, 2004, the fair value of the retained interests in securitized private-label receivables was $425.7 million and was determined based on the estimated net proceeds from the planned sale of the company's private-label finance operation. At February 28, 2003, the fair value of the retained interests in securitized private-label receivables was $239.1 million and was determined based on the present value of expected future cash flows.


7. FINANCIAL DERIVATIVES
The company enters into interest rate cap agreements in connection with its private-label receivable securitization transactions. During fiscal 2004, the company did not purchase or sell any interest rate caps. The total notional amount of interest rate caps outstanding was $280.5 million at February 29, 2004, and $512.9 million at February 28, 2003. Interest rate caps purchased by the company are included in net accounts receivable on the consolidated balance sheets and had a fair value of $2.7 million at February 29, 2004, and $4.2 million at February 28, 2003. Interest rate caps written by the company are included in accounts payable on the consolidated balance sheets and had a fair value of $2.7 million at February 29, 2004, and $4.2 million at February 28, 2003. Fair value is determined from quoted market prices.
     The market and credit risks associated with the company's interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from its interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. The company mitigates credit risk by dealing with highly rated bank counterparties.


8. PROPERTY AND EQUIPMENT
Property and equipment, stated at cost, is summarized as follows:

                                                    At February 29 or 28
(Amounts in thousands)                                2004       2003
--------------------------------------------------------------------------------

Land............................................... $   14,974  $  13,320
Buildings (20 to 25 years).........................    192,941    183,554
Land held for sale.................................        940      2,759
Construction in progress...........................     15,276     23,092
Furniture, fixtures and equipment (3 to 8 years)...    815,127    827,504
Leasehold improvements (10 to 15 years)............    563,629    538,176
Capital leases, primarily buildings (20 years).....      3,712     12,406
                                                     ---------------------------
                                                     1,606,599  1,600,811
Less accumulated depreciation and amortization.....  1,020,696    951,218
                                                    ----------------------------
Property and equipment, net........................ $  585,903 $  649,593
                                                    ----------------------------

     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires the revision of depreciation estimates when an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life. For fiscal 2004, accumulated depreciation and amortization includes $1.5 million of accelerated depreciation for assets expected to be disposed in fiscal 2005. For fiscal 2003, accumulated depreciation and amortization includes $6.3 million of accelerated depreciation for assets then expected to be disposed in fiscal 2004. Also included in fiscal 2003 accumulated depreciation and amortization is $4.3 million related to additional depreciation expense incurred due to a change in the estimate of the depreciable lives for certain fixtures from 8 years to 5 years.


9. DEBT
Long-term debt is summarized as follows:

                                                       At February 29 or 28
(Amounts in thousands)                                   2004     2003
--------------------------------------------------------------------------------
Industrial Development Revenue Bonds due
   through 2006 at various prime-based rates
   of interest ranging from 2.6% to 3.3% in
   fiscal 2004 (2.8% to 3.7% in fiscal 2003).......     $   725  $ 1,576
Obligations under capital leases [NOTE 11].........      10,481   11,088
Other..............................................      12,600       --
                                                    ----------------------------
Total long-term debt...............................      23,806   12,664
Less current installments..........................       1,115    1,410
                                                    ----------------------------
Long-term debt, excluding current installments          $22,691  $11,254
                                                    ----------------------------

     On June 27, 2003, the company entered into a $500 million, four-year revolving credit facility secured by inventory and certain accounts receivable. This facility will be used to support letters of credit and for short-term borrowing needs.

Loans primarily will bear interest at a spread over LIBOR or at prime. The facility is scheduled to mature in June 2007 and provides for an option to extend the facility by one year. The maximum credit extensions, including loans and outstanding letters of credit, permitted under the credit facility on any date are determined by calculating a borrowing base that is a percentage of the company's eligible inventory and accounts receivable as of the date of the credit extension. If the remaining borrowing availability under the facility falls below $100 million, cash dividends and stock repurchases are limited to an aggregate of $75 million in any fiscal year. In addition, if the remaining borrowing availability under the facility falls below $50 million for five consecutive business days, all proceeds from the sale of inventory must be applied on a daily basis to payment of amounts owed under the facility. The facility has representations and warranties, covenants and events of default that are customary for this type of credit facility. This credit facility replaced $210 million in committed seasonal lines, which were terminated on the same date. At February 29, 2004, the company had no short-term borrowings on this facility. At February 29, 2004, outstanding letters of credit related to this facility were $37.3 million, leaving $462.7 million available for borrowing.
     A $100 million outstanding term loan matured in July 2002 and was repaid using existing working capital. At the payment date, $22.2 million had been allocated to Circuit City and is included in payments on long-term debt on the consolidated statement of cash flows for the fiscal year ended February 28, 2003. The remaining balance had been allocated to CarMax and is included in cash used in discontinued operations on the consolidated statement of cash flows for the fiscal year ended February 28, 2003.
     The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of $1.8 million at February 29, 2004, and $2.3 million at February 28, 2003. In connection with these bonds, the company must meet financial covenants relating to minimum tangible net worth, current ratio and minimum working capital. The company was in compliance with all such covenants at February 29, 2004, and February 28, 2003.
     Other debt represents the liability assumed from a variable interest entity with an aggregate principal amount totaling $12.6 million. The company leased a corporate office building under a synthetic operating lease arrangement with a variable interest entity. Effective September 1, 2003, the company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," that requires it to report the building and related debt on its consolidated balance sheet. Payments of interest are due every six months and are primarily at a rate of 8.2 percent. Repayment of principal is due on the maturity date of August 10, 2005. The building serves as collateral for this debt.
     The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2005 -- $1.1 million; 2006 -- $13.7 million; 2007 -- $1.0 million; 2008 -- $1.0 million; and 2009 -- $1.2 million.
     For fiscal 2003, short-term debt was funded through committed lines of credit and informal credit arrangements. Other information regarding short-term debt financing is as follows:

                                           Years Ended February 29 or 28
(Dollar amounts in thousands)                   2004        2003
--------------------------------------------------------------------------------
Average short-term financing outstanding......  $--     $ 1,466
Maximum short-term financing outstanding......  $--     $60,100
Weighted average interest rate on outstanding
   short-term debt............................   --%        2.9%


10. INCOME TAXES
Total income taxes on (loss) earnings were allocated as follows:

                                        Years Ended February 29 or 28
(Amounts in thousands)                     2004        2003     2002
--------------------------------------------------------------------------------
Income tax (benefit) provision from
   continuing operations............... $   (453)   $  (181) $ 39,088
Income tax (benefit) provision from
   discontinued operations.............  (49,760)    55,034    84,594
                                        ----------------------------------------

Total income tax (benefit) provision... $(50,213)   $54,853  $123,682
                                        ----------------------------------------


     The company files a consolidated federal income tax return. The components of the income tax (benefit) provision on (loss) earnings from continuing operations were as follows:

                                  Years Ended February 29 or 28
(Amounts in thousands)               2004     2003     2002
--------------------------------------------------------------
Current:
   Federal.........................$ 33,923  $ 16,549  $11,041
   State...........................   1,242     1,934    8,489
                                   ---------------------------
                                     35,165    18,483   19,530
                                   ---------------------------
Deferred:
   Federal......................... (34,398)  (18,240)  18,971
   State...........................  (1,220)     (424)     587
                                   ---------------------------
                                    (35,618)  (18,664)  19,558
                                   ---------------------------
Income tax (benefit) provision.....$   (453) $   (181) $39,088
                                   ---------------------------


     The effective income tax rate applicable to results from continuing operations differed from the federal statutory income tax rate as follows:

                                                  Years Ended February 29 or 28
                                                      2004    2003    2002
--------------------------------------------------------------------------------
Federal statutory income tax rate...................  35.0%   35.0%    35.0%
State and local income taxes,
   net of federal benefit...........................  (1.1)  (17.9)     5.5
Non-deductible meals and entertainment.............. (28.5)  (15.5)     2.2
Non-deductible contributions........................  (3.3)   (0.8)     0.2
Resolution of prior year taxes......................  10.3      --       --
Change in value of deferred tax asset (liability)...   2.8    (0.9)    (5.1)
Federal and state tax credits.......................  21.3     3.4       --
Other...............................................    --      --     (1.1)
                                                     ---------------------------

Effective income tax rate...........................  36.5%    3.3%    36.7%
                                                     ---------------------------

     In accordance with SFAS No. 109, "Accounting for Income Taxes," the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities from continuing operations were as follows:

                                         At February 29 or 28
(Amounts in thousands)                      2004     2003
--------------------------------------------------------------
Deferred tax assets:
   Accrued liabilities....................$ 63,435 $ 41,266
   Stock-based compensation expense.......  38,062   44,373
   Accrued straight-line rent.............  34,489   34,285
   Other..................................   2,031    2,694
                                          --------------------

      Total gross deferred tax assets..... 138,017  122,618
                                          --------------------

Deferred tax liabilities:
   Deferred revenue.......................  53,018   47,729
   Depreciation and amortization..........  21,369   36,168
   Securitized receivables................  22,994   25,529
   Merchandise inventory..................  16,493   14,173
   Prepaid expenses.......................  15,419   23,361
   Other..................................      --    2,552
                                          --------------------
      Total gross deferred tax liabilities 129,293  149,512
                                          --------------------

Net deferred tax asset (liability)........$  8,724 $(26,894)
                                          --------------------

     Based on the company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.


11. LEASE COMMITMENTS
The company conducts a substantial portion of its business in leased premises. The company's lease obligations are based upon contractual minimum rates.
     Rental expense and sublease income for all operating leases are summarized as follows:

                                Years Ended February 29 or 28
(Amounts in thousands)             2004     2003     2002
--------------------------------------------------------------
Minimum rentals.................$330,026  $342,385 $322,891
Rentals based on sales volume...      71       177      292
Sublease income................. (22,149)  (18,819) (17,842)
                                 -----------------------------
Net rental expense..............$307,948  $323,743 $305,341
                                ------------------------------


     Most of the company's leases include fixed-dollar rental commitments, with many containing rent escalations based on the lesser of a fixed amount or a multiple of the change in the Consumer Price Index. Several store leases include rental commitments based on a percentage of sales volumes in excess of defined amounts. Most leases provide that the company pay taxes, maintenance, insurance and operating expenses applicable to the premises.
     The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.
     Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the company, as of February 29, 2004, were:

                                                Operating   Operating
(Amounts in thousands)                 Capital    Lease     Sublease
Fiscal                                  Leases  Commitments  Income
--------------------------------------------------------------------------------
2005................................   $ 1,798 $  351,064  $ (48,974)
2006................................     1,807    353,812    (46,805)
2007................................     1,853    349,154    (42,725)
2008................................     1,853    342,799    (40,678)
2009................................     1,907    331,512    (37,481)
After 2009..........................     7,246  2,866,567   (348,156)
                                         ---------------------------------------
Total minimum lease payments..........  16,464 $4,594,908  $(564,819)
                                               ---------------------------------
Less amounts representing interest....  (5,983)
                                       -------

Present value of net minimum
   capital lease payments [NOTE 9].... $10,481
                                       -------

     CarMax currently operates 23 of its sales locations pursuant to leases under which the company is the primary obligor. In conjunction with the separation, the company assigned each of these operating leases to CarMax. CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on the leases related to these CarMax locations. At February 29, 2004, the future minimum fixed lease obligations on these 23 leases totaled $451.9 million. Amounts presented within the above table reflect the company's lease commitments on these leases and the corresponding sublease income associated with these CarMax locations.
     In fiscal 2004, the company did not enter into any sale-leaseback transactions. The company entered into sale-leaseback transactions with unrelated third parties at an aggregate selling price of $25.1 million in fiscal 2003 and $48.5 million in fiscal 2002. Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The company does not have continuing involvement under sale-leaseback transactions.
     The liability for lease termination costs was $105.3 million at February 29, 2004, and $74.3 million at February 28, 2003, and is included in other liabilities on the consolidated balance sheets.


12. CONTINGENT LIABILITIES
In the normal course of business, the company is involved in various legal proceedings. Based upon the company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company's financial position, liquidity or results of operations.

13. CAPITAL STOCK
     (A) Shareholder Rights Plan: In conjunction with the company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the company by a person or group. When exercisable, each right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires 15 percent or more of the company's common stock, except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors, or engages in certain transactions with the company after the rights become exercisable, each right would be converted into a right to purchase, for half the current market price at that time, shares of stock valued at two times the exercise price. In February 2004, the company's board of directors voted to terminate the company's shareholder rights plan effective May 1, 2005.
     (B) Preferred Stock: The company has 1.0 million shares of undesignated preferred stock authorized of which no shares are outstanding.
     (C) Common Stock Repurchased: In January 2003, the company's board of directors authorized the repurchase of up to $200 million of the company's common stock. As of February 29, 2004, the company had repurchased and retired approximately 9.3 million shares of common stock at a cost of $84.6 million, which includes commission fees. Based on the market value of the common stock at February 29, 2004, the remaining $115.6 million authorized would allow the company to repurchase up to approximately 5 percent of the 203.9 million shares then outstanding. The company did not repurchase any shares during fiscal 2003.


14. STOCK-BASED INCENTIVE PLANS
     (A) Stock Incentive Plans: Under the company's stock incentive plans, nonqualified stock options and other equity-based awards may be granted to management, key employees and outside directors to purchase shares of common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of from one year to 10 years from the date of grant. The company has authorized 44.1 million shares of common stock to be issued as either options, restricted stock or restricted stock units. At February 29, 2004, 11.6 million shares of common stock were available for issuance of options, restricted stock or restricted stock units. The number of shares available for granting at February 28, 2003, was 10.2 million shares of common stock.
     In the CarMax separation, the company adjusted the exercise price and the number of shares of each unexercised option to purchase Circuit City Group common stock, other than those options held by CarMax associates. In order to reflect the distribution of the company's interest in the CarMax Group as a dividend to holders of Circuit City Group common stock and to maintain both the intrinsic value of the option and the ratio of exercise price to market value, each option was adjusted by decreasing the exercise price and increasing the number of shares covered by the option. As a result of the separation, the number of shares covered by options to purchase the company's common stock increased by 6.0 million shares. Pursuant to the company's stock incentive plans, the number of shares available for issuance under the company's stock plans were adjusted in the same manner, increasing the number of shares available by 3.4 million shares.
     Also in the separation, each unexercised option to purchase Circuit City Group common stock that was held by a CarMax associate was converted into an option to purchase CarMax, Inc. common stock, and the Circuit City option was cancelled. The exercise price and number of shares covered by the option were adjusted to maintain both the intrinsic value of the option and the ratio of exercise price to market value per share. As a result of the separation, options to purchase approximately 30,000 shares of company stock were cancelled.
     Also in the separation, each holder of Circuit City Group restricted stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. restricted stock for each outstanding share of Circuit City Group restricted stock. These restricted shares of CarMax, Inc. common stock are subject to the same terms and conditions as are applicable to the restricted shares of Circuit City common stock.
     (B) Stock Options: Beginning December 1, 2003, the company adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, which requires that the company value stock options issued based upon an option pricing model and recognize this value as an expense over the period in which the options vest. The company has elected to recognize stock-based compensation expense using the retroactive restatement method. Under this change in accounting method, the company has restated its consolidated financial statements to reflect stock-based compensation expense under the fair value based accounting method for all options granted in fiscal years beginning after December 15, 1994.
     The  Black-Scholes   option  valuation  model  was  developed  for  use  in
estimating the fair value of traded options that do not have vesting restrictions and that are fully transferable. Option valuation models require the company to make highly subjective assumptions, including the expected future volatility of the stock price, expected dividend yield, risk-free interest rate and expected life of the option. Because the stock options granted by the company have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, the existing option valuation models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of the company's employee stock options.

     The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                   Years Ended February 29 or 28
                                      2004     2003     2002
-------------------------------------------------------------------------------

Expected dividend yield..............   1.1%    0.3%     0.6%
Expected stock volatility............  76%     70%      62%
Risk-free interest rates.............   3%      5%       5%
Expected lives (in years)............   5       5        5


Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $4 per share in fiscal 2004, $13 per share in fiscal 2003 and $7 per share in fiscal 2002.
     Compensation expense from continuing operations arising from stock option grants as determined using the Black-Scholes fair value option model was $24.2 million in fiscal 2004, $30.8 million in fiscal 2003 and $25.2 million in fiscal 2002 and included in stock-based compensation expense on the consolidated statements of operations. Prior periods have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all options. As a result, transition adjustments consisting of a $38.6 million decrease in retained earnings and a $55.4 million increase in capital excess of par value have been reflected in the accompanying consolidated statements of stockholders' equity as of February 28, 2001, to reflect the effect on these accounts for periods from March 1, 1995, through February 28, 2001.
     The company's stock option activity is summarized in Table 1. Table 2 summarizes information about stock options outstanding as of February 29, 2004.


TABLE 1                                        2004                           2003                           2002
------------------------------------------------------------------------------------------------------------------------------------
                                                Weighted Average               Weighted Average              Weighted Average
(Shares in thousands)                   Shares   Exercise Price       Shares    Exercise Price       Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year........17,622       $15.44           11,991       $23.60            8,720        $28.59
Granted................................. 4,426         6.43            1,520        21.30            4,423         12.80
Adjustments due to CarMax separation:
   Granted..............................    --           --           17,865        15.42               --            --
   Cancelled............................    --           --          (11,911)       23.14               --            --
Exercised...............................(1,369)        9.15             (311)       13.06             (541)        15.45
Cancelled...............................(2,850)       11.54           (1,532)       25.60             (611)        23.96
                                        -------                       -------                       -------
Outstanding at end of year..............17,829       $14.31           17,622       $15.44           11,991        $23.60
                                        -------                       -------                       -------
Options exercisable at end of year......10,351       $17.36            9,092       $16.97            4,346        $25.33
                                        -------                       -------                       -------

TABLE 2                                       Options Outstanding                                   Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                               Weighted Average
(Shares in thousands)              Number          Remaining     Weighted Average                 Number     Weighted Average
Range of Exercise Prices         Outstanding   Contractual Life   Exercise Price                Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$ 5.61 to 7.83..................... 3,704             7.8             $ 6.42                         134          $ 7.26
  8.30 to 9.68..................... 4,296             4.9               8.39                       2,394            8.36
  9.83 to12.29..................... 1,409             1.9              10.67                       1,260           10.69
 12.82 to19.15..................... 2,536             4.3              14.43                       1,571           14.38
 19.29 to27.21..................... 5,884             3.9              24.41                       4,992           24.57
                                   -------                                                        ------
Total..............................17,829             4.9             $14.31                      10,351          $17.36
                                   -------                                                        ------

     (C) Restricted Stock: Under the 2003 Stock Incentive Plan, management and key employees are granted restricted stock awards and restricted stock unit awards of common stock. Restricted stock is granted in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions and forfeitures. Restrictions on the stock awards generally expire three years to seven years from the date of grant. In fiscal 2004, the company issued performance-based shares, which are considered restricted stock awards. The vesting of these shares is based on the company achieving operating profit margin targets for fiscal 2006. If the company's performance exceeds the targets, the employee is eligible to receive additional shares up to 100 percent of the reserved shares.
     Total restricted stock awards of 2.5 million shares of common stock were granted to eligible employees in fiscal 2004. Total restricted stock awards of
0.8 million shares were granted to eligible employees in fiscal 2003. The market value, at the grant date, of all restricted shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods and included in stock-based compensation expense on the consolidated statements of operations. Unearned compensation expense was $11.4 million in fiscal 2004, $20.0 million in fiscal 2003 and $15.6 million in fiscal 2002. As of February 29, 2004, 2.8 million restricted shares of common stock were outstanding.
     In fiscal 2003, the company began issuing restricted stock units. Restricted stock units are granted in the name of the employee, who is entitled to receive dividends, but has no voting rights for any restricted stock units held. These restricted stock units are redeemed for company stock once the deferral restriction period has been satisfied. If these restricted stock units are forfeited or cancelled, the shares reserved for the restricted stock units are available for granting. Total restricted stock units of 0.1 million were granted to eligible employees in fiscal 2004. Total restricted stock units of 0.5 million were granted to eligible employees in fiscal 2003. The cost of grants, as determined by the market prices of the common stock at the grant dates, are recognized over the vesting period, generally three years, and are included in stock-based compensation expense on the consolidated statements of operations. Compensation expense related to restricted stock units was $2.0 million in fiscal 2004 and $0.8 million in fiscal 2003.
     (D) Employee Stock Purchase Plan: The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of common stock. The company matches $0.15 for each $1.00 contributed by employees. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The company has authorized 18.5 million shares of common stock for purchase under the plan. At February 29, 2004, a total of
2.5 million shares remained available under the plan. During fiscal 2004, 1.0 million shares of common stock were issued to or purchased on the open market on behalf of employees (1.2 million shares in fiscal 2003 and 0.9 million shares in fiscal 2002). The average price per share of common stock purchased under the plan was $9.31 in fiscal 2004, $13.32 in fiscal 2003 and $17.59 in fiscal 2002. The company match totaled $1.1 million in fiscal 2004, $1.6 million in fiscal 2003 and $1.9 million in fiscal 2002 and is included in stock-based compensation expense on the consolidated statements of operations.
     (E) 401(k) Plan: The company sponsors a 401(k) plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees can contribute up to 40 percent of their salaries up to the annual limit as designated by the Internal Revenue Service. The company matches $0.25 for each $1.00 contributed by employees up to 5 percent of the employee's salary. The company's expense for this plan was $2.7 million in fiscal 2004, $3.6 million in fiscal 2003 and $3.5 million in fiscal 2002 and is included in selling, general and administrative expenses on the consolidated statements of operations.


15. PENSION PLANS
The company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least 21 years of age and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. The company also has an unfunded nonqualified benefit restoration plan.
     The company uses the last day of its fiscal year as a measurement date for determining pension plan assets and obligations. The change in projected benefit obligation, change in plan assets and reconciliation of funded status for the plans were as follows:

                                                Years Ended February 29 or 28
(Amounts in thousands)                              2004          2003
--------------------------------------------------------------------------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of year.. $203,631  $185,524
Service cost.......................................   15,873    14,895
Interest cost......................................   13,263    13,384
Plan amendments....................................       --       260
Actuarial loss or (gain) (a).......................   36,538      (377)
Benefits paid......................................   (6,091)   (5,176)
Curtailments.......................................       --    (4,879)
Participant transfers to CarMax....... ............   (1,308)       --
                                                    ----------------------------
Projected benefit obligation at end of year........ $261,906  $203,631
                                                    ----------------------------

Change in plan assets:
Fair value of plan assets at beginning of year..... $148,317  $125,031
Actual return on plan assets.......................   47,417   (24,980)
Employer contributions.............................    5,294    52,965
Adjustment for CarMax separation (b)...............     (606)      477
Benefits paid......................................   (6,091)   (5,176)
                                                    ----------------------------
Fair value of plan assets at end of year........... $194,331  $148,317
                                                    ----------------------------


Reconciliation of funded status:
Funded status...................................... $(67,575) $(55,314)
Unrecognized actuarial loss........................   77,397    73,124
Unrecognized prior service benefit.................    2,735     3,209
Unrecognized loss adjustment.......................       --     4,440
                                                    ----------------------------

Net prepaid asset recognized (c)................... $ 12,557  $ 25,459
                                                    ----------------------------


(a) Actuarial loss for fiscal 2004 results primarily from the change in the discount rate from 6.60 percent to 6.00 percent.

(b) Adjustment reflects separation of CarMax from the Circuit City pension plan.

(c) At February 29, 2004, amount includes an asset for the defined benefit pension plan of $23.7 million, which is included in other assets, and a liability for the benefit restoration plan of $11.1 million, which is included in accrued expenses and other current liabilities on the consolidated balance sheet. At February 28, 2003, amount includes an asset for the defined benefit pension plan of $35.1 million, which is included in other assets, and a liability for the benefit restoration plan of $9.7 million, which is included in accrued expenses and other current liabilities on the consolidated balance sheet.


The components of net pension expense for the plans were as follows:

                                     Years Ended February 29 or 28
(Amounts in thousands)                  2004     2003     2002
--------------------------------------------------------------------------------
Service cost......................... $ 15,873 $ 14,895 $ 14,994
Interest cost........................   13,263   13,384   11,977
Expected return on plan assets.......  (14,518) (13,389) (12,527)
Amortization of prior service cost...      474      335      328
Amortization of transitional asset...       --       --      (30)
Recognized actuarial loss (gain).....    3,272      501       (1)
                                      ------------------------------------------

Net pension expense.................. $ 18,364 $ 15,726 $ 14,741
                                      ------------------------------------------

     The weighted average assumptions used in computing the benefit obligations for the plans were as follows:

                                           Years Ended February 29 or 28
                                              2004    2003    2002
--------------------------------------------------------------------------------
Weighted average discount rate..............  6.00%   6.60%  7.25%
Rate of increase in compensation levels.....  5.00%   5.00%  6.00%


     The weighted average assumptions used in computing net pension expense for the plans were as follows:

                                            Years Ended February 29 or 28
                                              2004    2003    2002
--------------------------------------------------------------------------------
Weighted average discount rate..............   6.60%   7.25%  7.50%
Rate of increase in compensation levels.....   5.00%   6.00%  6.00%
Expected rate of return on plan assets......   8.25%   9.00%  9.00%


     Benefit obligations are determined using assumptions at the end of each fiscal year and are not impacted by the expected rate of return on plan assets. Net pension expense is determined using assumptions at the beginning of each fiscal year.
     The accumulated benefit obligation for the defined benefit pension plan was $189.1 million at February 29, 2004, and $147.5 million at February 28, 2003.
     The plan's overall investment objective is to provide a long-term return that, along with company contributions, is expected to meet future benefit payment requirements. The company engages a third party to advise the company on both asset allocations and individual fund managers.
     The percentage composition of assets held by the pension plan were as follows:

                                           At February 29 or 28
                                             2004       2003
---------------------------------------------------------------

Domestic equity.............................. 73%       52%
International equity......................... 18        11
Cash equivalents.............................  6        34
Other........................................  3         3
                                             ------------------
Total........................................100%      100%
                                             -----------------

     Plan assets did not include any shares of the company's common stock at February 29, 2004. Plan assets included 1.3 million shares of the company's common stock at February 28, 2003.
     At February 29, 2004, the plan's target asset allocation was 75 percent domestic equity, 20 percent international equity and 5 percent other. The plan's target allocation is determined taking into consideration the amounts and timing of projected liabilities, the company's funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations.
     Company contributions to the defined benefit pension plan were $5.0 million in fiscal 2004, $52.9 million in fiscal 2003 and $7.6 million in fiscal 2002. No contributions are required during fiscal 2005 under applicable law for this pension plan. The company intends to make any contributions necessary to meet ERISA minimum funding standards and will make additional contributions as needed to ensure that the fair value of plan assets at February 28, 2005, exceeds the accumulated benefit obligation.
     The company's unfunded nonqualified benefit restoration plan restores retirement benefits for senior executives who are affected by Internal Revenue Code limitations on benefits provided under the company's pension plan. The accumulated benefit obligation under this plan was $11.5 million at February 29, 2004, and $10.1 million at February 28, 2003. Company contributions to the benefit restoration plan were $294,000 in fiscal 2004, $73,000 in fiscal 2003 and $5,000 in fiscal 2002. A contribution of $463,000, which is equal to the expected benefit payments, is expected to be made to this plan during fiscal 2005.


16. RECENT ACCOUNTING PRONOUNCEMENTS
Effective in the first quarter of fiscal 2004, the company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 did not have a material impact on the company's financial position, results of operations or cash flows.
     Effective in the third quarter of fiscal 2004, the company adopted Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on the company's financial position, results of operations or cash flows.
     Effective September 1, 2003, the company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. With the adoption of FIN No. 46, the company recorded a building and long-term debt of $12.6 million on the consolidated balance sheet. In December 2003, the FASB amended FIN No. 46. The company does not expect the adoption of the amended Interpretation to have an impact on its financial position, results of operations or cash flows.
     Effective in the fourth quarter of fiscal 2004, the company adopted SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions;" SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company has included the disclosures required by SFAS No. 132 (revised 2003) in Note 15 to the consolidated financial statements.
     Effective in the fourth quarter of fiscal 2004, the company adopted EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers," which addresses whether consideration received by a reseller from a vendor that represents reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers should be recorded as a reduction of the cost of the reseller's purchases from the vendor, and therefore, characterized as a reduction of cost of sales under the guidance in EITF No. 02-16. As the company's policies already were consistent with the provisions of EITF No. 03-10, the adoption of this standard did not have an impact on the company's financial position, results of operations or cash flows.


17. SEGMENT INFORMATION
Due to changes in the company's management reporting structure that occurred during the first quarter of fiscal 2004, the company identified its retail operation and its finance operation as reportable segments in accordance with the provisions of SFAS No. 131, "Segment Reporting." These segments are identified and managed by the company based on the company's management reporting structure and on the nature of the products and services offered by each segment. The retail operation segment is primarily engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. The finance operation issues and services private-label credit cards, including a co-branded Visa credit card. The finance operation is conducted through the company's wholly owned subsidiary First North American National Bank, which is a limited-purpose credit card bank. FNANB sells its credit card receivables to a consolidated special purpose subsidiary, which, in turn, transfers these receivables to a securitization master trust that is an off-balance-sheet qualifying special purpose entity. On January 20, 2004, the company announced plans to sell its private-label finance operation to Bank One Corporation. The sale is expected to close in the second calendar quarter of 2004. See Note 4 and Note 6 for additional discussion of finance income and the finance operation.
     The company's finance operation segment is evaluated by management on a pretax basis. The company includes substantially all depreciation and amortization and interest expense within the retail operation segment. The accounting policies of the segments are the same as those set forth in Note 2.
     Revenue by reportable segment and the reconciliation to the consolidated statements of operations were as follows:

                                            Years Ended February 29 or 28
(Amounts in millions)                          2004      2003    2002
--------------------------------------------------------------------------------
Retail operation............................ $9,745.4 $ 9,953.5 $9,518.2
Finance operation...........................    120.9     107.3    118.0
                                             -----------------------------------
Total revenue...............................  9,866.3  10,060.8  9,636.2
Less: finance operation revenue not included
   in net sales and operating revenues*.....    120.9     107.3    118.0
                                             -----------------------------------
Net sales and operating revenues............ $9,745.4 $ 9,953.5 $9,518.2
                                             -----------------------------------


*Finance  operation  revenue is  included in finance  income,  which is reported
separately  from  net  sales  and  operating   revenues  on  the  statements  of
operations.


     (Loss)  earnings  from  continuing   operations   before  income  taxes  by
reportable segment and the reconciliation to the consolidated statements of operations were as follows:

                                   Years Ended February 29 or 28
(Amounts in millions)                 2004     2003    2002
----------------------------------------------------------------
Retail operation*....................  $(33.9) $(32.8)$ 66.4
Finance operation....................    32.7    27.3   40.2
                                       -------------------------
(Loss) earnings from continuing operations
   before income taxes...............  $ (1.2) $ (5.5)$106.6
                                       -------------------------

*All corporate expenses are included in the retail operation.


     Total  assets  by  reportable   segment  and  the   reconciliation  to  the
consolidated balance sheets were as follows:

                                          At February 29 or 28
(Amounts in millions)                        2004     2003
----------------------------------------------------------------
Retail operation...........................$3,031.7 $3,022.4
Finance operation..........................   601.3    423.1
Discontinued operations....................      --    395.8
                                           ---------------------

Total assets...............................$3,633.0 $3,841.3
                                           ---------------------


18. SUBSEQUENT EVENT
On April 13, 2004, the company commenced a tender offer to acquire all outstanding common shares of InterTAN, Inc., a leading consumer electronics retailer of both private-label and internationally branded products. The tender offer will be conditioned upon at least a majority of the fully diluted shares being tendered. If successful, the tender offer will be followed by a merger in which the holders of the remaining outstanding shares of InterTAN common stock will receive $14 per share in cash. The transaction is contingent upon customary closing conditions, including regulatory and other standard approvals. The company expects the cost of this acquisition, including estimated transaction costs, will be approximately $300 million.
     Upon completion of the tender offer, which is expected in the second calendar quarter of 2004, InterTAN will become a subsidiary of the company.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands       First Quarter        Second Quarter       Third Quarter         Fourth Quarter             Year
except per share data)     2004      2003        2004      2003       2004      2003        2004       2003       2004       2003
------------------------------------------------------------------------------------------------------------------------------------

Net sales and
operating revenues.... $1,933,320 $2,118,243 $2,155,700 $2,221,204 $2,407,424 $2,421,687 $3,249,001 $3,192,396 $9,745,445 $9,953,530
                       -------------------------------------------------------------------------------------------------------------
Gross profit.......... $  448,310 $  513,350 $  487,375 $  525,888 $  534,824 $  548,114 $  756,816 $  762,973 $2,227,325 $2,350,325
                       -------------------------------------------------------------------------------------------------------------
Net (loss) earnings from:
  Continuing operations$  (28,089)$  (13,244)$  (39,311)$  (25,500)$  (28,055)$  (33,011)$   94,668 $   66,446 $     (787)$  (5,309)
  Discontinued operations attributed to:
   Circuit City
      common stock....    (18,607)    25,103    (90,314)    28,864     25,546      6,809     (5,107)     4,488    (88,482)    65,264
   CarMax Group
      common stock....         --     10,116         --     11,038         --      1,154         --         --         --     22,308
                       -------------------------------------------------------------------------------------------------------------
Net (loss) earnings... $  (46,696)$   21,975 $ (129,625)$   14,402     (2,509)$  (25,048)$   89,561 $   70,934 $  (89,269)$   82,263
                       -------------------------------------------------------------------------------------------------------------

Net (loss) earnings per share:
Basic:
  Continuing operations$    (0.14)$    (0.06)$    (0.19)$    (0.12)$    (0.14)$    (0.16)$     0.46 $     0.32 $       --$   (0.03)
  Discontinued operations attributed to:
   Circuit City
      common stock....      (0.09)      0.12      (0.44)      0.14       0.12       0.03      (0.02)      0.02      (0.43)     0.31
                       -------------------------------------------------------------------------------------------------------------

                       $    (0.23)$     0.06 $    (0.63)$     0.02 $    (0.01)$    (0.13)$     0.44 $     0.34 $    (0.43)$     0.29
                       -------------------------------------------------------------------------------------------------------------

   CarMax Group
       common stock... $       -- $     0.27 $       -- $     0.30 $       -- $     0.03 $       -- $       -- $       --$      0.60
                       -------------------------------------------------------------------------------------------------------------
Diluted:
  Continuing operations$    (0.14)$    (0.06)$    (0.19)$    (0.12)$    (0.14)$    (0.16)$     0.46 $     0.32 $       --$    (0.03)
  Discontinued operations attributed to:
   Circuit City
     common stock....       (0.09)      0.12      (0.44)      0.14 $     0.12       0.03      (0.02)      0.02      (0.43)      0.31
                       -------------------------------------------------------------------------------------------------------------

                       $    (0.23)$     0.06 $    (0.63)$     0.02 $    (0.01)$    (0.13)$     0.43 $     0.34 $    (0.43)$     0.29
                       -------------------------------------------------------------------------------------------------------------

   CarMax Group
      common stock.... $       -- $      0.26$       -- $     0.29 $       -- $     0.03 $       -- $       -- $       -- $     0.58
                       -------------------------------------------------------------------------------------------------------------


Net earnings from continuing operations for the fiscal 2004 fourth quarter include the following items: after-tax costs of $24.4 million related to lease terminations, asset write-offs and severance for 19 stores closed during February; after-tax costs of $3.9 million related to the planned sale of the private-label finance operation; and an after-tax benefit of $3.7 million resulting from a reduction in liabilities related to the company's customer gift card program.

Year-to-date earnings per share are calculated by dividing year-to-date earnings by the weighted average shares outstanding for the full year. Therefore, year-to-date earnings per share do not equal the sum of the quarterly earnings per share.


Independent Auditors' Report


The Board of Directors and  Stockholders  of Circuit City Stores,  Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 29, 2004 and February 28, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 29, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 29, 2004 and February 28, 2003, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.
     The Company's consolidated financial statements for fiscal years 2003 and 2002 were previously prepared using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to record stock-based compensation. As more fully described in Notes 2 and 14 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," to record stock-based compensation in fiscal 2004. Consequently, the Company's consolidated financial statements for fiscal years 2003 and 2002 have been restated in accordance with the retroactive restatement method under SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," an amendment of SFAS No. 123.




/s/KPMG LLP
Richmond, Virginia
March 30, 2004